
09011813

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: May 31, 2012
Estimated average burden hours per response: 0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Bolivarian Republic of Venezuela
Exact name of registrant as specified in charter

0000103198
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2008
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

N/A
SEC file number, if available

S-
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2008
Report period (if applicable)

Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the Caracas, Venezuela, on , 2009.

BOLIVARIAN REPUBLIC OF VENEZUELA

By: ______________


DESPACHO DEL MINISTRO

Alí Rodríguez Araque
Minister of Popular Power for the Economy and Finance of the Bolivarian Republic of Venezuela

REPÚBLICA BOLIVARIANA DE VENEZUELA



EXPOSICIÓN DE MOTIVOS DEL PROYECTO DE LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2009

EXPOSICIÓN DE MOTIVOS 2009

ÍNDICE DE CONTENIDO

ÍNDICE DE CONTENIDO EXPOSICIÓN DE MOTIVOS

Capítulo 1

RESUMEN EJECUTIVO

EXPOSICIÓN DE MOTIVOS 2009

Capítulo 1

RESUMEN EJECUTIVO

La Constitución de la República Bolivariana de Venezuela de conformidad con lo dispuesto en el Artículo 313, establece que la administración financiera y económica del Estado, deberá regirse anualmente por un presupuesto aprobado por ley. De acuerdo a esta normativa y demás leyes que rigen la materia, se cumple con presentar a los honorables Diputados y Diputadas de la Asamblea Nacional, el Proyecto de Ley de Presupuesto que regirá para el Ejercicio Fiscal 2009, herramienta de política fiscal del Gobierno Bolivariano, como estrategia que relaciona el nivel de compras del Estado, el nivel de transferencias y la estructura impositiva.

El programa económico para el Proyecto de Presupuesto del año 2009, estará orientado en la construcción de los cimientos del nuevo desarrollo en el marco del socialismo del siglo XXI que permitan observar de forma cualitativa y cuantitativa los resultados de los distintos indicadores macroeconómicos de nuestra economía, todo enmarcado en los lineamientos plasmados en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013.

El marco legal de las nuevas leyes aprobadas por la vía Habilitante, otorgan un matiz al presente Proyecto de Ley de Presupuesto, las cuales representan una herramienta jurídica en manos del Estado y de la sociedad en su conjunto para la planificación normativa, estratégica, democrática, participativa y territorializada de la producción agrícola; además de gestar y desarrollar los espacios para la producción y distribución de bienes, servicios y riquezas cónsonos con el proyecto de sociedad plasmado en nuestra Constitución.

La presente exposición de motivos como documento de relevante importancia en las finanzas públicas, contiene una visión amplia de los antecedentes y fundamentos del proyecto de presupuesto para el ejercicio fiscal 2009; no obstante, en este resumen ejecutivo se resaltan los aspectos más relevantes sobre los cuales se ha estructurado.

1.1 Lineamientos estratégicos para el Proyecto de Presupuesto para el ejercicio fiscal 2009.

Este proyecto se formuló en correspondencia con las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007 - 2013, contempladas en el Plan Operativo Anual para el Ejercicio Fiscal 2009, en el que se establecen lineamientos prioritarios como los que se mencionan a continuación:

- Mantener los proyectos iniciados que finalicen en el 2009 y los que continúan en los próximos años que conformen la consolidación de acuerdos históricos que permiten obtener los objetivos de esta fase de la Revolución Bolivariana en nuestro país

- Se optimiza el manejo y la asignación de los recursos, con el objeto de maximizar la eficiencia del gasto, eliminando los egresos de carácter superfluos y haciendo énfasis en la inversión de índole social

- En lo concerniente a la política monetaria para el año 2009, se prevé que continúe el crecimiento económico interno continuando con la política antiinflacionaria acentuada por el Ejecutivo Nacional y el BCV con la coordinación de políticas públicas mediante esfuerzos en materia monetaria y fiscal, dichas medidas persiguen incentivar el ahorro nacional y adecuar los niveles de liquidez a los objetivos de crecimiento en un entorno de mayor estabilidad

- El desarrollo de directrices orientadas hacia un proyecto ético venezolano que contiene una ética cívica exclusiva de una sociedad pluralista que asuma como propios un conjunto de valores y principios que deben ser universalizables porque desarrollan y ponen en marcha la fuerza humanizadora que va a convertir a los hombres y mujeres íntegros, justos, solidarios y felices

- Se otorga continuidad y potencialidad a las misiones sociales, mejorando la distribución de los aportes obtenidos mayoritariamente por financiamiento petrolero. Una de las principales es la Misión Hábitat enfocando su gestión hacia la ejecución de planes y mejoras de viviendas basados en dos líneas estratégicas fundamentales: la transformación integral de los asentamientos humanos (transformación de centros urbanos y rehabilitación de urbanizaciones populares) y desarrollo de ciudades (densificación de centros urbanos y construcción de nuevas ciudades), con la participación activa de la comunidad organizada, a fin de integrarla a la estructura urbana mediante el desarrollo de viviendas y hábitat dignos a los ciudadanos

- Se enmarca una revisión y nueva propuesta de la unidad curricular en el sector educativo del país, enfocando el currículo más allá de una orientación estratégica de un plan de estudio, por el contrario, más que un elemento de sistema educativo venezolano, es una estructura integral que forma parte de ese todo que presenta una construcción colectiva que se viene gestando en todo el proceso educativo

- Se orientan directrices en una visión de largo plazo, para darle continuidad a la construcción colectiva de una estructura social incluyente, formando una sociedad de incluidos llenos de humanismo, productividad con un modelo social endógeno donde todos los ciudadanos logremos vivir en condiciones de suprema felicidad

- En cuanto a la revolución energética, Venezuela continúa estableciendo la unión de los pueblos, creando alianzas estratégicas en la región latinoamericana y en el resto del mundo. De esta forma, se pretende evaluar el impacto de la actividad humana sobre la Tierra, haciendo énfasis en el problema ambiental y contribuyendo a la producción y uso de los recursos petroleros que deban contribuir a la preservación del ambiente; evaluando las alternativas de crecimiento de uso de energías alternativas, aumentando la capacidad de generación hidroeléctrica y promover la producción termoeléctrica basada en gas, asimismo incrementar el uso de energía eólica y solar

- Las políticas públicas se enfocan en incrementar la generación, producción de energía eléctrica, expansión y adaptación del sistema de transmisión y distribución de electricidad; adicionalmente se optimiza el sistema de alumbrado público nacional y se continúa con el saneamiento de las empresas públicas del sector, con el fin de mejorar la eficiencia y calidad del servicio

- Se continúa con la política de desarrollo petrolero, y con la estrategia geopolítica de convertir a Venezuela en un centro mundial de refinación y en una potencia petroquímica en el marco de una política de defensa de plena soberanía petrolera

- En lo referente a la democracia participativa revolucionaria, se orienta en la defensa, conservación, crecimiento y desarrollo de la vida humana, otorgando la solidaridad en la vida en comunidad con justicia a garantizar las condiciones materiales para el bienestar de todos los ciudadanos, personificando el proceso sustantivo en la toma de decisiones conjuntas

- Se establece como pilar fundamental la satisfacción de las necesidades básicas vinculado con el sistema de producción de bienes y servicios dentro de un proceso social y económico incluyente de manera masiva y acelerada, financiada por el mejor uso de los recursos por concepto de renta petrolera que nos han permitido cubrir y avanzar en la satisfacción de las necesidades de alimentación, salud, seguridad social, vivienda, y empleo

- Se desarrollan proyectos enfocados primordialmente a erradicar la situación de pobreza y la exclusión social, profundizando los derechos sociales universales y aquellos que fortalezcan la identidad nacional, latinoamericana y caribeña

- Se continuará con el mejoramiento de los indicadores de deuda y el perfil de endeudamiento, que en los últimos años ha sido una política pública establecida en los presupuestos anteriores

- Se establece el enfoque de los proyectos de presupuestos con perspectiva de género, que garanticen a las mujeres y hombres con igualdad de condiciones y resultados

- Se profundiza la política de mejoramiento de la recaudación de la renta petrolera en todas las fases del proceso, mejorando los trámites administrativos relacionados con la industria y apoyando la investigación en los centros de estudio, para desarrollar proyectos petroleros, gasíferos y petroquímicos ambientalmente sustentables que contrarresten el calentamiento global

- Se continúa con el desarrollo de la seguridad alimentaria como medida en defensa de la soberanía nacional

- Desarrollo de proyectos enfocados al área de Tecnología con el rediseño y reestructuración del Sistema Nacional de Ciencia, Tecnología e Innovación (Sncti), en pro de la docencia, el estudio y la investigación.

1.2 Premisas Macroeconómicas para el Proyecto de Ley de Presupuesto 2009

Considerando los lineamientos estratégicos arriba planteados, los cuales se encuentran reflejados de forma concreta en el plan Operativo Anual 2009 y sus efectos esperados sobre la economía nacional, se presentan a continuación las *premisas macroeconómicas básicas*, metas bajo las cuales se formula el Proyecto de ley de Presupuesto para el Ejercicio Fiscal 2009.

PREMISAS MACROECONÓMICAS BÁSICAS	
CONCEPTOS	**2009**
PIB corriente (MM Bs.)	705.308,0
Tasa de crecimiento del PIB Real (%)	6,0
Inflación promedio puntual - cierre(%)	15,0
Tipo de cambio (Bs. /US$)	2,15
Precio promedio de exportación de la cesta petrolera (US$/bl)	60,0

1.3 Estructura Presupuestaria para el Proyecto de Ley de Presupuesto 2009

En el contexto de una racionalización del gasto público y considerando la disminución de gastos superfluos, el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2009, asciende a la cantidad de Bs. 167.474,2 millones, y representa 23,7% del PIB esperado en el referido año. A continuación se señala la composición del Proyecto de Ley de Presupuesto para el año 2009.

CLASIFICACIÓN ECONÓMICA
PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolívares)

CONCEPTOS	MONTOS
Ingresos y Fuentes de Financiamiento	**167.474,2**
Ingresos corrientes ordinarios	155.145,0
Fuentes de financiamiento	12.329,2
Gastos y Aplicaciones Financieras	**167.474,2**
Gastos corrientes	127.657,3
Gastos de capital e inversiones	34.800,8
Aplicaciones financieras (disminución de pasivos financieros)	5.016,1

1.3.1 Presupuesto de Ingresos y Fuentes de Financiamiento de la República

El presupuesto de Ingresos y Fuentes de Financiamiento asciende a Bs. 167.474,2 millones, de los cuales Bs. 155.145,0 millones están conformados por los ingresos corrientes y Bs. 12.329,2 millones corresponden a las fuentes de financiamiento.

Los ingresos ordinarios corrientes, están constituidos principalmente por los recursos de origen petrolero que ascienden a Bs. 77.907,3 millones, y representan el 46,5% del presupuesto de recursos. Para la estimación de estos ingresos se utilizó la base de un precio promedio de la cesta de exportación de 60,0 US$/bl, calculado dentro de parámetros conservadores, dado el comportamiento del mercado petrolero y las variables endógenas y exógenas que lo impactan.

En efecto, los recursos fiscales petroleros se evaluaron tomando en consideración factores tanto de carácter nacional como internacional. En la esfera nacional, se están siguiendo los lineamientos provenientes de la siembra petrolera y de las políticas del Ejecutivo Nacional de continuar con la construcción del socialismo petrolero.

Con respecto a la esfera internacional, se tomó en cuenta la volatilidad característica del mercado del crudo. En el año 2008, se han observado fluctuaciones importantes en el precio del petróleo, producto de algunos acontecimientos relevantes, entre ellos la recesión económica a nivel mundial, que suscita poca estabilidad entre la oferta y demanda del petróleo.

El resto de los recursos ordinarios corrientes, corresponden a los ingresos de origen interno que alcanzan Bs. 77.237,8 millones; estos recursos están constituidos principalmente por la recaudación del Servicio Nacional Integrado de Administración Aduanera y Tributaria

(Seniat), las telecomunicaciones, la actividad minera y otros. Este rubro de ingresos representa el 46,1% del presupuesto de recursos.

Entre los lineamientos del Ejecutivo Nacional para el cálculo de los ingresos internos corrientes, se estima continuar con la progresividad y reordenamiento del impuesto sobre la renta (ISLR), optimizar la liquidación y recaudación del impuesto al valor agregado (IVA), actualizar el régimen de exoneraciones fiscales, aumentar la eficiencia de las aduanas, y mejorar los procesos de fiscalización y de recaudación para los tributos en general.

Con respecto al sector minero, el Ministerio del Poder Popular para las Industrias Básicas y Minería (Mppibam) junto con el Ministerio del Poder Popular para el Ambiente (MPPA), tienen como meta rescatar la actividad minera mediante la ejecución de planes para el ordenamiento de las zonas de explotación del oro y de las piedras preciosas. Además de ello, se pretende elevar el progreso de las actividades del sector siderúrgico nacional, mediante el desarrollo industrial de las empresas básicas y de los institutos adscritos.

Las fuentes de financiamiento, de las cuales hace uso el Proyecto de Ley de Presupuesto 2009, están conformadas por la disminución de activos financieros estimados en Bs. 86,1 millones y por el incremento de los pasivos previstos en Bs. 12.243,1 millones.

Los pasivos están discriminados en Bs. 4.602,6 millones para financiar los proyectos de inversión por endeudamiento y Bs. 7.640,5 millones a la cancelación del servicio de la deuda pública, tal como lo prevé el Proyecto de Ley Especial de Endeudamiento 2009.

Los proyectos por endeudamiento, se orientarán a darle continuidad a los planes de inversión social, y a los proyectos del sector petrolero, ferroviario y eléctrico.

Cabe destacar, que el nivel de endeudamiento previsto, representa 7,3% del total del presupuesto de ingresos y fuentes de financiamiento, y se mantiene acorde con la sostenibilidad de la política fiscal, a fin de no generar grandes fluctuaciones en el gasto primario.

A continuación se presenta el gráfico, con la composición del presupuesto de recursos para el ejercicio fiscal 2009.

Gráfico N° 1-1
Presupuesto de los Ingresos y Fuentes de Financiamiento de la República
(Estructura porcentual)
Año 2009


Ingresos del Hierro y Otros Minerales 0,2%
Incrementos de Pasivos (Total Endeudamiento) 7,3%
Ingresos Internos (Impuestos, Tasas y otros Ingresos Ordinarios Internos) 45,9%
Ingresos Petroleros 46,5%
Disminución de Activos (Reintegros) 0,1%

1.3.2 Presupuesto de Gastos y Aplicaciones Financieras de la República

El Presupuesto de Gastos y Aplicaciones Financieras asciende a Bs. 167.474,2 millones, de este total Bs. 61.378,1 millones corresponden a los gastos sujetos a la normativa legal, mientras que Bs. 106.096,1 millones serán destinados a los gastos para la gestión del gobierno, que incluye los proyectos y los gastos propios de operatividad de la administración pública.

En lo pertinente a las asignaciones de carácter legal, Bs. 15.536,8 millones corresponden al servicio de deuda, Bs. 41.187,0 millones representan aportes a gobernaciones, alcaldías y Consejos Comunales, Bs. 3.102,9 millones al sistema de justicia y Bs. 1.551,5 millones se refieren a las rectificaciones al presupuesto.

A continuación se exponen la distribución proporcional de los rubros referidos anteriormente.

Gráfico N° 1-2
Presupuesto de Gastos y Aplicaciones Financieras de la República
(Estructura porcentual)
Año 2009


Asignaciones Destinadas a la Acción de Gobierno 63,3%
Servicio de la Deuda Pública 9,3%
Aportes a Gobernaciones, Alcaldías y Consejos Comunales 24,6%
Sistema de Justicia 1,9%
Rectificaciones al Presupuesto 0,9%

La distribución económica del presupuesto de gastos y aplicaciones financieras, muestra la siguiente distribución: Bs. 127.657,3 millones para gastos corrientes, Bs. 34.800,8 millones para gastos de capital e inversión y Bs. 5.016,1 millones serán destinados a la disminución de pasivos.

Los gastos corrientes representan el 76,2% del total de las asignaciones. Estos están constituidos principalmente, por Bs. 37.626,8 millones para las remuneraciones, Bs. 6.584,6 millones para la compra de bienes y servicios, Bs. 10.076,6 millones destinados a la cancelación de intereses del servicio de la deuda pública, Bs. 7.871,7 millones dirigidos a transferencias y donaciones al sector privado, Bs. 63.117,7 millones para las transferencias y donaciones al sector público, Bs. 79,3 millones a los aportes al sector externo y Bs. 1.551,5 millones para las rectificaciones al presupuesto.

Con la administración de los recursos dedicados a sufragar los gastos corrientes, se pretende: cumplir con la recurrencia del incremento de sueldos y salarios aprobado en el año 2008; cancelar las prestaciones sociales de antigüedad y demás compromisos laborales convenidos en los contratos colectivos; ajustar los gastos estimados en la adquisición de bienes y la contratación de servicios de acuerdo a la inflación estimada; efectuar el pago de los servicios básicos; continuar aplicando la política del Estado relacionada con la asignación de transferencias, subsidios y donaciones de carácter corriente al sector privado, público y externo.

Los gastos de capital e inversión financiera que ascienden a Bs. 34.800,8 millones, representan el 20,8% del total de las asignaciones del presupuesto. Estos gastos están distribuidos en: inversión directa por Bs. 1.459,4 millones, transferencias y donaciones de capital al sector privado por Bs. 72,8 millones, aportes de capital al sector público por Bs. 33.173,1 millones, y las inversiones financieras por Bs. 95,5 millones.

De acuerdo con las directrices del Plan de Inversiones públicas, se prevén proyectos de inversión social y productiva, que estimulen la economía para continuar con la construcción del modelo económico socialista, diversificado y productivo que consolide el carácter endógeno de la economía, para el perfeccionamiento de las cadenas productivas; el desarrollo tecnológico interno; el fortalecimiento de la manufactura, las industrias básicas y los servicios en los que se tienen ventajas comparativas; la diversificación del potencial exportador y la producción de alimentos sobre la base del desarrollo rural integral y la seguridad alimentaria de la población.

La disminución de pasivos equivale al 3,0% del total del presupuesto de egresos, y está constituido principalmente por Bs. 4.942,4 millones dirigidos a la amortización del servicio de deuda de la República y Bs. 73,7 millones destinados a honrar deuda de carácter administrativo.

CLASIFICACIÓN ECONÓMICA DE LOS GASTOS Y APLICACIONES FINANCIERAS DE LA REPÚBLICA
PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolívares)

CONCEPTOS	MONTOS
Gastos y Aplicaciones Financieras	**167.474,2**
Gastos Corrientes	**127.657,3**
Remuneraciones	37.626,8
Compra de bienes y servicios	6.584,6
Intereses	10.076,6
Transferencias y donaciones corrientes	71.068,7
Rectificaciones	1.551,5
Otros gastos corrientes	749,1
Gastos de Capital e Inversiones	**34.800,8**
Inversión directa	1.459,4
Transferencias y donaciones de capital	33.245,9
Inversión financiera	95,5
Aplicaciones Financieras	**5.016,1**
Amortización	4.942,4
Disminución de otros pasivos	73,7

1.4 Ámbito Presupuestario del Proyecto de Ley Especial de Endeudamiento Anual 2009

Para el ejercicio fiscal 2009, habrá continuidad del manejo efectivo aplicado a la deuda pública durante el año 2008. Existirá un nuevo endeudamiento (gestión fiscal) de acuerdo a la disponibilidad de colocación que presente la Oficina Nacional de Crédito Público (ONCP), se continuará con el mejoramiento del perfil de la deuda tanto interna como externa, y los distintos instrumentos financieros y mecanismos de deuda para la República.

El Proyecto de Ley de Presupuesto para el ejercicio fiscal 2009, estima un endeudamiento mediante operaciones de crédito público de Bs. 12.243,1 millones, a un tipo de cambio referencial de Bs. 2,15 por dólar. El monto del servicio de la deuda a cancelar, a través del Proyecto de Ley de Presupuesto 2009, asciende a Bs. 7.640,5 millones pertenece al servicio de la deuda y Bs. 4.602,6 millones corresponde al financiamiento de los proyectos por endeudamiento.

La asignación del servicio de la deuda pública a cancelar, a través del Proyecto de Ley de Presupuesto 2009, se estima en Bs. 15.536,8 millones, de la cual Bs. 4.942,3 millones se destinarán al pago de amortización y Bs. 10.594,5 millones al pago de intereses.

Los proyectos de inversión que van a ser financiados con endeudamiento por parte de los organismos públicos, deben enmarcarse principalmente en las actividades de: equipamiento urbano a gran escala (universidades, hospitales, etc), vialidad primaria (autopistas, arterias viales), transporte público, puertos, aeropuertos, desarrollo masivo de viviendas, sistemas de generación, transmisión y distribución de energía, sistemas de información y comunicación, saneamiento ambiental y ciclo del agua, garantizar la seguridad alimentaria, facilitar la incorporación y adaptación de nuevas tecnologías y fortalecimiento de la integración de las cadenas socio - productivas, entre otros.

1.5 Estimaciones y Resultados Financieros del Proyecto de Ley de Presupuesto 2009

El escenario macroeconómico y fiscal del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2009, es por la cantidad de Bs. 167.474,2 millones. Los resultados financieros de dicho proyecto de ley del año 2009, que presentan una estimación acorde a la Cuenta Ahorro Inversión Financiamiento (CAIF) para la República que se muestran a continuación:

- Resultado ordinario:0,2% del PIB
- Resultado corriente: 3,9% del PIB
- Resultado financiero: -1,0% del PIB

La política fiscal implementada por el Ejecutivo Nacional en el marco del Proyecto de Ley de Presupuesto estima una asignación de ingresos y fuentes de financiamiento que asciende a la cantidad de Bs. 167.474,2 millones y representa el 23,7% del PIB.

Los resultados antes mencionados reflejan la intención del Ejecutivo Nacional de continuar impulsando los sectores no petroleros de la economía con el desarrollo de proyectos endógenos que permitan fortalecer las capacidades internas de cada región comunidad, dirigidos a incrementar la satisfacción de los ciudadanos elevando el nivel de vida y servicios públicos.

1.6 Ámbito Presupuestario Regional del Proyecto de Ley de Presupuesto 2009

En el marco de la formulación del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2009, en el ámbito regional a los fines de lograr satisfacer las necesidades del colectivo, se han incorporado los Consejos Comunales y demás formas de organización comunitaria que utilizan recursos públicos, como sujetos obligados en el cumplimiento del principio de eficiencia en la asignación de recursos a estas entidades de participación popular. En este sentido, se ajustarán estrictamente a los requerimientos de su organización y funcionamiento para el logro de sus metas y objetivos, con uso racional de los recursos humanos, materiales y financieros.

La Administración Pública Nacional dentro del marco legal vigente, permite a la población sin importar su ubicación territorial, garantizar la atención oportuna a las necesidades de la población, en concordancia a las políticas públicas nacionales establecidas por el Ejecutivo Nacional, para ello se prevé la figura de las autoridades Regionales que tendrán como función la planificación, ejecución, seguimiento y control de las políticas, planes y proyectos de desarrollo del territorio.

Las políticas económicas que se implementan para el 2009, impulsarán las transformaciones estructurales y activarán las fuerzas productivas, que exige el desarrollo de nuevas formas de redes sociales en las comunidades, por medio del desarrollo de las empresas comprometidas con su entorno y la comunidad; así como la creación de un ambiente de seguridad e inversión regional, nacional e internacional que potencien las transformaciones.

La gestión de los gobiernos regionales durante el ejercicio fiscal 2009, estará orientada al logro de los siguientes aspectos: dar apoyo a la conformación de Empresas de Producción Social (UPS); proporcionar los medios necesarios en coordinación con el Ejecutivo Nacional para incrementar la soberanía y seguridad alimentaria; contribuir con los programas en ciencia y tecnología, a los fines de colocarlos al servicio y desarrollo del Estado; promover y fortalecer los Consejos Comunales, incrementando su participación en la planificación y control de la economía; contribuir a la conformación de redes socio-productivas; fomentar y apoyar la participación y el compromiso de las comunidades organizadas para la construcción de viviendas; invertir en proyectos de infraestructura y dotación educativa; entre otros.

Para el ejercicio fiscal 2009, las asignaciones de carácter legal destinadas a las entidades federales se clasifican en: Situado Constitucional por Bs. 24.823,2 millones, Asignaciones Económicas Especiales Bs. 2.066,5 millones, y recursos para el Fondo Intergubernamental para la Descentralización (Fides) por Bs. 2.199,9 millones.

Como parte de la estructura descentralizada del Estado, se establece la figura del municipio. La Ley Orgánica del Poder Público Municipal, confirma al Municipio y las demás entidades locales, como los espacios primarios para la participación ciudadana en la planificación, diseño, ejecución, control y evaluación de la gestión pública municipal.

Entre las fuentes de financiamiento que utilizan las entidades municipales para la ejecución presupuestaria, destacan los provenientes del Situado Constitucional Municipal; Fondo Intergubernamental para la Descentralización (Fides); Ley de Asignaciones Económicas Especiales derivadas de Minas e Hidrocarburos (LAEE) y los ingresos propios, tales como: impuestos, venta de bienes y servicios, ingresos de la propiedad, entre otros.

Para contribuir con la estrategia del desarrollo endógeno y sustentable, se incorporan las Corporaciones Regionales de Desarrollo, así como la Fundación para el Desarrollo de la Región Centro Occidental (Fudeco), como organismos propulsores de las políticas regionales dictadas por el Ejecutivo Nacional.

En el mismo orden, y en sujeción al Plan Nacional de Ciencia Tecnología e Innovación, las Fundaciones Estadales para el Desarrollo de la Ciencia y la Tecnología (Fundacites), instituciones de carácter regional, adscritas al Ministerio del Poder Popular para Ciencia y Tecnología (Mppct), orientarán sus políticas en el año 2009, hacia la búsqueda de una nueva cultura científica, basada en los principios que soportan las nuevas relaciones entre Estado, sociedad y conocimiento.

Los Consejos Comunales según la Ley publicada en la GO Nº 5.806 Ext. de fecha 10/04/2006, constituyen la instancia de participación, articulación e integración entre las diversas organizaciones comunitarias, grupos sociales, ciudadanos y ciudadanas, para ejercer directamente la gestión de las políticas públicas y los proyectos orientados a responder a las necesidades y aspiraciones de la sociedad, a través del ejercicio del Poder Popular.

Con las reformas a las Leyes del Fides y de las Asignaciones Económicas Especiales, los Consejos Comunales se incorporan como entidades receptoras y administradoras de recursos, en los mismos términos que lo hacen las gobernaciones y alcaldías del País. En este sentido, las asignaciones presupuestarias que les corresponden, se transfieren al Servicio Autónomo Fondo Nacional de los Consejos Comunales (Safonac), adscrito al Ministerio del Poder Popular para la Participación y Protección Social (Mpppps), el cual tiene por objeto financiar los proyectos comunitarios, sociales y productivos, presentados por la Comisión Nacional Presidencial del Poder Popular en sus componentes financieros y no financieros. Las transferencias de los recursos financieros del Fondo a los Consejos Comunales, se harán a través de las unidades de gestión financieras creadas por los consejos comunales, denominados Bancos Comunales.

Para el ejercicio fiscal 2009, los Consejos Comunales registran una asignación en el Proyecto de Ley de Presupuesto, de Bs. 1.476,1 millones por la LAEE y de Bs. 1.571,3 por el Fides.

De esta manera, se destaca finalmente que las políticas regionales establecidas, repercuten en la sociedad venezolana, con el fin de establecer los cambios de la revolución bolivariana; dentro de un escenario establecido de política nacional, en donde se profundiza las reformas de las bases normativas y legales de la sociedad que están definidas en la Constitución de la República Bolivariana de Venezuela, en el cual se define el Estado como federal descentralizado y el gobierno democrático, participativo, electivo, descentralizado, alternativo, responsable de los principios que rigen a las instituciones, los mecanismos de regulación y los alcances del proceso de descentralización; estableciendo un ámbito regional organizado por los Estados, Municipios, el Distrito Capital, las dependencias y territorios federales.

Capítulo 2
INTRODUCCIÓN

EXPOSICIÓN DE MOTIVOS 2009

Capítulo 2

INTRODUCCIÓN

El Proyecto de Ley de Presupuesto 2009 que el Ejecutivo Nacional presenta a la Asamblea Nacional, de conformidad con el Artículo 38 de la Ley Orgánica de la Administración Financiera del Sector Público (Loafsp), se ha concebido como expresión de los grandes objetivos estratégicos de política social y económica previstos en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013.

En consecuencia, los objetivos y políticas presupuestarias plasmadas en este documento, orientan su accionar a la consolidación de la igualdad de oportunidades, la inclusión, equidad y el desarrollo humano, social y económico del pueblo, con el fin de brindar la mayor suma de felicidad y bienestar posible a los venezolanos.

La consecución de esta visión, pasa necesariamente por la refundación ética y moral de la Nación Venezolana lo cual redundaría favorablemente en la construcción de una estructura social incluyente, donde a su vez, las relaciones sociales de producción estén sustentadas fundamentalmente en formas de propiedad social, que comprenden la propiedad autogestionaria, asociativa y comunitaria; permaneciendo las formas de propiedad individual y pública.

De igual forma, cabe destacar que la formulación del Proyecto de Ley en referencia, se rige por las directrices emanadas del Ministerio del Poder Popular para la Planificación y Desarrollo (Mpppd) contenidas en los lineamientos de Plan Operativo Anual Nacional POAN-2009 y los Planes Operativos Anuales Institucionales POAI-2009.

Otro de los factores orientadores en la formulación de este Proyecto de Ley, es el marco legal surgido del conjunto de leyes decretadas por el Presidente de la República, en el contexto de la ley que lo autorizó para dictar decretos con rango, valor y fuerza de ley, en las materias prioritarias y estratégicas que apuntan a la construcción y consolidación del nuevo estado social de derecho.

Asimismo, se presenta como premisa en la estructuración del Proyecto de Ley de Presupuesto, el criterio de austeridad y eficiencia del gasto, teniendo como norte la conquista de los objetivos trazados a corto y mediano plazo en el Plan de Desarrollo Económico y Social de la Nación antes citado.

A tal efecto, la presente Exposición de Motivos se presenta como expresión escrita de la visión que determina las estimaciones de recursos y egresos previstas en la formulación del Proyecto de Ley de Presupuesto 2009, así como de las explicaciones relativas a la metodología utilizada en las referidas estimaciones.

En este sentido, a los fines de cumplir con lo dispuesto en el Artículo 29 del Reglamento N° 1 de la Loafsp sobre el sistema presupuestario, la referida Exposición de Motivos se ha estructurado en nueve capítulos y un compendio de anexos estadísticos, que en conjunto proveen los elementos necesarios para los análisis y estudios requeridos en el proceso de discusión y aprobación por parte de los miembros de la Asamblea Nacional, de la Ley de Presupuesto para el Ejercicio Fiscal 2009. A continuación se esquematiza la estructura del referido documento:

Capítulo I. Constituido por el resumen ejecutivo, que sintetiza los conceptos, premisas macroeconómicas, cifras presupuestarias y los aspectos de la formulación más significativos que abarcan toda la información.

Capítulo II. Referido a la introducción del documento en cuestión.

Capítulo III. Compuesto por los aspectos generales, donde se exponen las consideraciones estratégicas que vinculan al presupuesto con la concepción ideológica del proyecto de país; así como de los resultados obtenidos en el ámbito social y económico de la política económica del período fiscal precedente. Por último, se puntualiza sobre los lineamientos y objetivos de política económica del escenario presupuestario presentado.

Capítulo IV. Contiene las consideraciones de carácter metodológico y de política de formulación presupuestaria de recursos y de egresos.

Capítulo V. Contempla la información detallada de las estimaciones de los ingresos y fuentes de financiamiento de la República a los fines de sustentar la información considerada en el Capítulo I del Título II, del Proyecto de Ley de Presupuesto.

Capítulo VI. Presenta los criterios de asignación en el presupuesto de gastos y aplicaciones financieras de la República a nivel institucional y de las diferentes clasificaciones del presupuesto.

Capítulo VII. Reseña los principales aspectos en el ámbito regional: entidades federales, municipales y regionales.

Capítulo VIII. Referente al vínculo económico entre el presupuesto de recursos y de egresos, analizado a través de la Cuenta Ahorro - Inversión - Financiamiento de la República (CAIF) y de sus implicaciones financieras.

Capítulo IX. Establece los efectos económicos de corto plazo del Proyecto de Presupuesto, a fin de proporcionar el instrumental completo de análisis.

Por último se presenta un compendio de anexos contentivos de series estadísticas de las cifras presentadas a lo largo del documento.

Para finalizar, de acuerdo con lo establecido en el Artículo 30 de la Loafsp, referente al Régimen Presupuestario, el Proyecto de Ley de Presupuesto 2009 está estructurado de la manera siguiente:

- Título I: Disposiciones Generales.
- Título II: Presupuestos de Ingresos y Gastos, y Operaciones de Financiamiento de la República.
- Título III: Presupuestos de Ingresos y Gastos, y Operaciones de Financiamiento de los Entes Descentralizados Funcionalmente de la República, sin Fines Empresariales.

Es de hacer notar que para este período se contempla la inclusión de 292 entes descentralizados que conformaran el Titulo III del proyecto de Ley de Presupuesto.

Capítulo 3

ASPECTOS GENERALES

EXPOSICIÓN DE MOTIVOS 2009

Capítulo 3

ASPECTOS GENERALES

3.1 Lineamientos Estratégicos

El Proyecto de Presupuesto para el ejercicio fiscal 2009, tiene como fundamento esencial los profundos cambios históricos, que en lo social, en lo económico, en lo político y en lo cultural, se desarrollan de manera dinámica y progresiva en el país, que conduce a la Nación Venezolana, hacia el fin supremo de refundar la República para establecer un Estado democrático, participativo y protagónico, multiétnico y pluricultural, ético-moral-socialista, comunitario, incluyente, consolidador de los valores de libertad, la independencia, la paz, la solidaridad, el bien común, rumbo a lo postulado por el Libertador "La Suprema Felicidad Social".

Esta transformación, pasa por la construcción, de una estructura social incluyente, un nuevo modelo social, productivo, humanista y endógeno, articulado en lo interno a través de un modelo de desarrollo desconcentrado, definido por ejes integradores en un ambiente sustentable, donde el acervo energético del país, posibilite una estrategia que combine el uso soberano del recurso energético, en la consecución de los objetivos antes señalados; con la integración regional y mundial que haga viable el surgimiento de nuevos polos de poder que representen el quiebre de la hegemonía unipolar, en la búsqueda de la justicia social, la solidaridad y la consolidación del modelo productivo socialista.

Asimismo, la formulación del Proyecto de Ley en referencia, esta tutelada por las directrices emanadas del Ministerio del Poder Popular para la Planificación y Desarrollo (Mpppd) contenidas en los lineamientos del Plan Operativo Anual Nacional POAN-2009 y los Planes Operativos Anuales Institucionales POAI-2009.

Otro de los factores orientadores en la formulación de este Proyecto de Ley, es el marco legal surgido del conjunto de leyes decretadas por el Presidente de la República, en el contexto de la ley que lo autorizó para dictar decretos con rango, valor y fuerza de ley, en las materias prioritarias y estratégicas que dieron surgimiento a las leyes como: Ley Orgánica del Turismo, Ley de Transporte Ferroviario Nacional, Ley Orgánica de Seguridad y Soberanía Agroalimentaria, Ley del Régimen Prestacional de Vivienda y Hábitat, Ley para la Defensa de las Personas en el Acceso a los Bienes y Servicios, Ley Orgánica de los Espacios Acuáticos, Ley de Salud Agrícola Integral, Ley para el Fomento y Desarrollo de la Economía Popular, Ley de Crédito para el Sector Agrario, Ley de Canalización y Mantenimiento de las Vías de Navegación, Ley de Beneficios y Facilidades de Pago para las Deudas Agrícolas de Rubros Estratégicos para la Seguridad y Soberanía Alimentaria, Ley del Banco Agrícola de Venezuela, Ley de Reforma Parcial de la Ley Orgánica del Sistema de Seguridad Social, Ley de Reforma Parcial de la Ley del Seguro Social, Ley del Instituto Nacional de la Vivienda, que apuntan a la construcción y consolidación del nuevo estado social de derecho.

De igual forma; se presenta como premisa en la configuración del Proyecto de Ley de Presupuesto, el criterio de austeridad y eficiencia del gasto, teniendo como norte la conquista de los objetivos trazados a corto y mediano plazo en el Plan de Desarrollo Económico y Social de La Nación 2007 - 2013.

En este sentido, el presupuesto como herramienta financiera de corto plazo, responde al histórico compromiso político asumido por el Gobierno Nacional con las mayorías populares, de avanzar y profundizar en el desarrollo del Socialismo del Siglo XXI; para lo cual ha articulado sus objetivos partiendo del enfoque estratégico de las Líneas Generales del Plan de Desarrollo Económico y Social de La Nación 2007 - 2013, a través de los proyectos contenidos en el Plan Operativo Anual (POAN), reflejando de esta forma, la consonancia entre la planificación y la asignación de recursos; en pro del logro de los objetivos, metas y políticas definidas en las siete grandes directrices estratégicas, las cuales están referidas a:

- Nueva Ética Socialista
- Suprema Felicidad Social
- Democracia Protagónica Revolucionaria
- Modelo Productivo Socialista
- Nueva Geopolítica Social
- Venezuela: Potencia Energética Mundial
- Nueva Geopolítica Internacional.

• Nueva Ética Socialista

La refundación ética y moral de la Nación Venezolana, se centra en crear una sólida estructura ética de valores que conformen la Nación, la República y el Estado moral socialista, en la configuración de una conciencia revolucionaria, de una nueva moral colectiva y cívica, exclusiva de una sociedad pluralista que asume como propios un conjunto de valores y principios que desarrollan y ponen en marcha la fuerza humanizadora que convertirá a los hombres en ciudadanos justos, solidarios y felices.

La conciencia revolucionaria de la ética y la moral busca afianzar valores inalienables que deben estar presentes en la cotidianidad: la corresponsabilidad moral, el ser social colectivo y el valor del trabajo creador y productivo.

Todos los venezolanos están llamados a ser protagonistas en la construcción de una sociedad humanista, la ética en el fondo trata de la vida humana y busca esa fuerza creadora que hace a las personas dignas y solidarias con todos los seres humanos.

• Suprema Felicidad

El fin último que persigue la instauración del modelo, está inspirado en el pensamiento del Libertador Simón Bolívar, "El mejor gobierno, es aquel que proporciona la mayor suma de felicidad y bienestar posible a su pueblo".

En este sentido, el impulso en el desarrollo de una nueva estructura económica y social incluyente y cohesionada en torno a relaciones de producción socialista, que establezca y cumpla con los principios de inclusión, igualdad y equidad, con una activa participación de la sociedad organizada en comunión con la interrelación existente entorno a la utilización de los recursos y el medio ambiente; garantizará un desarrollo humano, social y económico sostenible.

En virtud de estas premisas, el gobierno seguirá impulsando y consolidando con gran éxito las Misiones Sociales, y a su vez continuará afrontando la problemática con el diseño e implementación de políticas sociales que consoliden los siguientes objetivos:

- Superar la pobreza y la exclusión social, con políticas que proporcionen atención y apoyo integral a niños, niñas, adolescentes, adultos y adultas mayores, personas con discapacidad y población indígena

- Garantizar el acceso oportuno a alimentos de calidad, nutritivos y en cantidad suficiente, otorgando preferencia a los producidos en el país, impulsando los proyectos que promuevan el desarrollo sostenible de la producción nacional cumpliendo el objetivo estratégico de soberanía y seguridad agroalimentaria de la Nación

- Fortalecer los proyectos socioproductivos de las comunidades mediante la movilización conciente de las potencialidades productivas de la comunidad, como herramienta que impulsará el desarrollo integral del país

- Garantizar el acceso a una vivienda digna, estimulando el dinamismo en el sector de vivienda y hábitat con el fomento del crédito habitacional, la participación y el compromiso para la construcción de viviendas, el acceso a los servicios básicos y garantía de la tenencia de la tierra

- Profundizar la atención integral en salud de forma universal, oportuna y gratuita, con proyectos de prevención y control de enfermedades, reducción de la mortalidad materno-infantil, prevención de accidentes y de hechos violentos, prevención, tratamiento y rehabilitación de la población afectada por el consumo de drogas y propiciar la seguridad y soberanía farmacéutica

- Continuar impulsando la universalización de la educación bolivariana con las misiones educativas, extendiendo la cobertura de la matrícula escolar, garantizando la permanencia y prosecución en el sistema educativo, fortaleciendo la educación ambiental, la identidad cultural, ampliando la infraestructura y dotación escolar, adecuando el sistema educativo al modelo productivo socialista, incentivando la investigación, desarrollando la educación intercultural y garantizando los accesos al conocimiento

- Garantizar una seguridad social universal, integral y solidaria

Democracia Protagónica y Revolucionaria

- Fundamentada en el republicanismo y el bolivarianismo, la democracia protagónica y revolucionaria es la expresión genuina y auténtica de la verdadera democracia. En ésta, la soberanía reside intransferiblemente en el pueblo, quien por sí mismo, ejerce el poder; los ciudadanos son éticos, autónomos, cooperativos y conscientes, capaces de garantizar el bien común

- La democracia protagónica y revolucionaria se basa en la defensa, conservación y desarrollo de la vida humana y en la corresponsabilidad solidaria por la vida del otro en comunidad. La sociedad es un tejido comunitario y solidario, guiado por el bien común que tiene en la solidaridad el principal sentido de la vida humana

- En este orden de ideas, el irrevocable esfuerzo por construir y consolidar la democracia protagónica revolucionaria, conlleva al trazado de políticas orientadas a fomentar la capacidad de toma de decisiones de la población, fortalecer y crear mecanismos institucionales que privilegien la participación popular, construir una nueva ética del servidor público

- **Modelo Productivo Socialista**

  - El núcleo de este modelo, estará conformado básicamente por empresas de producción social y de las formas de organización socioproductivas que surgen en el seno de la comunidad y que representan entidades económicas dedicadas a la producción de bienes o servicios, surgidas a partir de la multiplicación y crecimiento de experiencias exitosas de unidades asociativas existentes y de las que se establezcan como resultado de la acción del estado; así como de la movilización conciente del trabajo en redes socioproductivas que potencien el control y próspero desenvolvimiento de las actividades de la economía popular

  - Se avanzará sustancialmente, en la consolidación del carácter endógeno de la economía, mediante la utilización progresiva de los recursos del país, con visión de futuro y respeto a las generaciones por venir, dando prioridad a la satisfacción de las necesidades del país

  - Asimismo, se desarrollarán los encadenamientos internos de las actividades económicas fundamentales, principalmente las basadas en la existencia de materias primas y recursos naturales, con la finalidad de potenciar la capacidad interna de producción de bienes y servicios

  - De igual forma, se hará especial énfasis en el impulso de un desarrollo tecnológico interno, que posibilite la autonomía relativa de las actividades productivas y de servicios, necesarias para alcanzar y sostener el desarrollo, mediante el fortalecimiento de la capacidad de innovar, importar, modificar y divulgar tecnologías orientadas primordialmente a la satisfacción de las necesidades humanas que, a su vez, favorezcan el desarrollo científico.

  - En lo referente a la producción de alimentos, la base de la garantía de la seguridad alimentaría será el desarrollo rural integral. La actividad agrícola está llamada a cumplir un importante papel, en la ocupación del territorio, la redistribución del ingreso y el aporte de otras materias primas a la industria

  - Para el desarrollo de la capacidad interna de producción de alimentos, aprovechando las capacidades propias del país, se elevará sustancialmente la inversión productiva en la agricultura y particularmente en materia de riego, saneamiento de tierras y vialidad rural

  - De igual forma, se impulsará el financiamiento de la actividad agrícola, en cualquiera de sus subsectores, permitiendo el acceso de las productoras y productores agrícolas al sector financiero, en condiciones que les permitan su participación efectiva en la garantía de seguridad y soberanía alimentaria, a la vez que mejoran sus condiciones de vida en lo social y lo económico.

- **Nueva Geopolítica Nacional**

  - El enfoque esta referido a una nueva organización socio territorial del país, en función de lograr un nuevo sistema económico productivo, diversificado e integrado, tanto funcionalmente como territorialmente, que sustente la inclusión social bajo regímenes de producción social, cooperativos, asociativos y solidarios, cuyos resultados sean acumulables y favorezcan la modificación de nuevos patrones de asentamiento

- Para conseguir esta ambiciosa visión de país, se plantean políticas que abarcan: mejora de la infraestructura interna y con proyección hacia la integración con América Latina y el Caribe; el reforzamiento de ciudades intermedias; el mejoramiento del hábitat de los principales centros urbanos; y el diseño de acuerdo al aprovechamiento sustentable de los recursos naturales

- Además, los sistemas de transporte, telecomunicaciones, construcción de viviendas y servicios públicos, son imprescindibles para la conformación de estos nuevos ejes territoriales, que darán impulso al desarrollo endógeno, lo que implica impulso a las empresas de producción social, cooperativas y la producción comunitaria, así como la activación de nuevos conglomerados industriales. Ello conllevará el avance de nuevas ciudades compactas, articuladas y auto sustentables, diseñadas a partir de espacios públicos, que estimulen la participación y la interacción de los miembros de las comunidades y con sistemas de transporte público masivo electrificados; lo que redundará en sociedades con mejores estándares de vida, regidas bajo los principios de igualdad, inclusión social, justicia y solidaridad.

Venezuela Potencia Energética Mundial

El potencial energético que posee nuestro país, viabiliza el logro de una estrategia de desarrollo nacional que combine el uso soberano del recurso natural con la integración energética regional y mundial favorable al proyecto nacional, convirtiendo a nuestro país, en el mediano plazo, en una potencia energética con influencia mundial.

El petróleo como recurso natural, no sólo puede considerarse como una extraordinaria actividad generadora de ingresos; también debe verse como una poderosa palanca de desarrollo industrial y geopolítico, al convertir al país en un centro mundial de refinación y en una potencia petroquímica, en defensa de la soberanía nacional.

En cuanto al potencial eléctrico, se pueden distinguir varias vertientes a ser impulsadas. En las que se destacarían, el incremento de la capacidad de generación y distribución de energía hidroeléctrica y la promoción de la producción termoeléctrica, basada en el aprovechamiento de otro recurso, como el gas, en el cual poseemos ventajas. Adicionalmente, en el contexto de este enfoque estratégico, también cobran fuerza los proyectos que propicien el uso de fuentes de energías alternas, renovables y ambientalmente sostenibles.

En este sentido, para el ejercicio fiscal 2009 el Ejecutivo Nacional, por intermedio del Ministerio del Poder Popular para la Energía y Petróleo, prevé los siguientes objetivos:

Sub-Sector Hidrocarburos:

Asegurar la producción de los hidrocarburos, con la finalidad de cumplir con las metas establecidas.

Cuantificar, validar y oficializar los volúmenes de hidrocarburos presentes en la Faja Petrolífera del Orinoco, garantizando el incremento de la capacidad de producción.

Desarrollar proyectos petroleros y gasíferos ambientalmente sustentables.

Fomentar el desarrollo de Empresas de Producción Social (EPS) relacionadas productivamente con la industria de los hidrocarburos.

- **Sub-Sector Energía:**

  Conducir y coordinar las políticas a ser utilizadas en la regulación del sector eléctrico incluyendo las relativas a las energías alternativas.

  Adoptar medidas para garantizar el suministro de energía eléctrica y velar por la calidad y eficiencia en la prestación del servicio eléctrico.

  Fortalecer las actividades de generación, transmisión, distribución y atención del usuario del servicio eléctrico en las diferentes instancias a nivel nacional.

  Fomentar el desarrollo productivo y tecnológico de la industria eléctrica en coordinación con los demás entes del Estado con esta competencia; destacándose la creación en Julio del 2007 de la Corporación Eléctrica Nacional (CORPOELEC), que se encarga de la realización de las actividades de generación, transmisión, distribución y comercialización de potencia y energía eléctrica a nivel de todo el territorio nacional. En este sentido, se destacan como importantes logros del Proyecto Simón Bolívar, los complejos Termozulia I, Termozulia II y el proyectado Termozulia III, que unidos a los complejos de Tamare y Bachaquero, reforzarán todo lo relacionado con el suministro eléctrico en el Estado Zulia. De igual forma, se encuentran la repotenciación de la Planta Josefa Camejo en el Estado Falcón, Planta Centro en el Estado Carabobo y la construcción de la Hidroeléctrica Masparro en el Estado Barinas, así como de la culminación y dotación del Complejo Hidroeléctrico Uribante Caparo en el Estado Táchira.

  Promover el uso eficiente de la energía e implementar un programa nacional de eficiencia energética.

- **Sub-Sector Petroquímica:**

  Fomentar y velar por el desarrollo aguas abajo del sector petroquímico nacional, garantizando la participación del Estado y del capital nacional e internacional, así como de cualquier otra forma de propiedad definida en el marco jurídico vigente, con especial énfasis en olefinas y plásticos.

  Contribuir a garantizar los volúmenes de fertilizantes requeridos para el cumplimiento del "Plan Nacional de Siembra" definido por el Ejecutivo Nacional.

- **Nueva Geopolítica Internacional**

Con respecto a la política internacional, la estrategia esta enfocada hacia la consolidación de lazos de unión entre Venezuela y aquellos países que se identifican con la visión de un mundo multipolar, basado en la construcción de nuevos bloques de poder geopolíticos y mecanismos de articulación, cooperación y complementación.

Lo antes señalado, implican la creación de nuevas formas de integración, que representen el quiebre de la dominación política, económica y tecnológica de los actuales centro de poder; el afianzamiento de la integración Latinoamericana y Caribeña y la construcción de nuevos esquemas de cooperación económica y financiera para el apalancamiento del desarrollo integral y el establecimiento de relaciones comerciales justas en el mundo.

Las principales áreas de interés geoestratégico son esencialmente con los vecinos hermanos de América Latina y el Caribe, con amplios objetivos comunes de integración. Igualmente importantes, son los acuerdos de cooperación y complementariedad con los países de Rusia, Bielorrusia, Irán y Siria y con países del lejano oriente, muy especialmente con China, Vietnam y Malasia. De la misma forma, es esencial el afianzamiento de alianzas políticas comunes, intercambio y acuerdos con los países de la OPEP y con los países de Europa, África y América del Norte, que compartan los mismos principios.

En este sentido, cabe destacar la creación del Fondo Conjunto Chino Venezolano (FCCV), que tiene la finalidad de profundizar el proceso de integración y cooperación financiera y energética entre la República Popular de China y la República Bolivariana de Venezuela, a los fines de impulsar, el desarrollo socio-económico e industrial de ambas naciones, el comercio de bienes y servicios y la asistencia técnica y profesional a los proyectos de vital importancia para el desarrollo socio-productivo de Venezuela.

De igual forma, en la configuración de esta nueva geopolítica internacional, es fundamental la profundización del intercambio cultural, educativo, científico y comunicacional, que permitan redes de comunicación alternativas que potencien los avances en la producción del conocimiento y reflexión académica sobre los procesos y problemáticas internacionales, bajo los postulados de la amistad, confianza, solidaridad y paz entre los pueblos, con el respeto de las libertades de pensamiento, religión y autodeterminación.

En el marco de las siete líneas estratégicas enunciadas, el Proyecto de Presupuesto para el Ejercicio Fiscal del 2009 ha dado una alta prioridad a aquellos proyectos iniciados y que finalizarán en el 2009; así como a los nuevos proyectos estratégicos apegados a las directrices del Plan Simón Bolívar.

3.2 Resultados obtenidos de los lineamientos y objetivos de Política Económica

3.2.1 En el ámbito social

El Gobierno Bolivariano, en la búsqueda de proporcionar la mayor suma de felicidad y bienestar posible para los venezolanos, ha estructurado su política económica tomando como epicentro de acción, la cimentación de la igualdad de oportunidades, la inclusión, equidad, desarrollo humano y social.

En este sentido, en sintonía con los resultados experimentados en los últimos años, se presentan grandes avances con respecto a las metas previstas en el corto y mediano plazo en el plan de desarrollo económico y social 2007 - 2013.

La efectividad de las políticas, plasmada en los programas económicos y sociales, ha permitido en el mediano plazo atender los problemas que afectan a las clases menos favorecidas.

En este sentido, a continuación se presentan algunos indicadores sociales que muestran irrefutablemente los avances alcanzados durante los últimos ejercicios fiscales, en el desarrollo social de la Nación.

La evolución de la estructura de hogares en situación de pobreza extrema, dejar ver una clara tendencia de disminución sostenida, al situarse el porcentaje de hogares en estado de pobreza extrema al cierre del segundo semestre de 2007 en 7,9%, es decir 9 puntos porcentuales por debajo al registrado en el segundo semestre del año 1999, tal y como lo refleja el gráfico N°3-1.

Gráfico N° 3-1
Hogares en Situación de Pobreza Extrema
Período 1998-2007


1.600.000
1.400.000
1.200.000
1.000.000
800.000
600.000
400.000
200.000
-
N° Hogares
30,0
25,0
20,0
15,0
10,0
5,0
-
Porcentaje de Hogares
16,9
14,9
14,0
21,0
25,0
18,6
15,3
9,1
7,9
II Sem.1999
II Sem. 2000
II Sem. 2001
II Sem. 2002
II Sem. 2003
II Sem. 2004
II Sem. 2005
II Sem. 2006
II Sem. 2007
Semestre

Fuente: Instituto Nacional de Estadística (INE)

De igual forma, al analizar la fuerza de trabajo en el período comprendido entre el segundo semestre de 1999 y el primer semestre de 2008, se evidencia una caída de 6,7 puntos porcentuales en la tasa de desocupación, al pasar la misma de 14,5% a 7,8% respectivamente, tal y como se observa en el gráfico N° 3-2, lo que a su vez se traduce en un crecimiento del orden del 31,2% en el número de personas ocupadas para el período en referencia.

Gráfico N° 3-2
Tasa de Desocupación de la Fuerza de Trabajo
Período 1999-2008


20,0
15,0
10,0
5,0
0,0
Porcentaje
14,5
13,2
12,8
16,2
16,8
13,9
11,4
9,3
7,5
7,8
II Sem.1999
II Sem. 2000
II Sem. 2001
II Sem. 2002
II Sem. 2003
II Sem. 2004
II Sem. 2005
II Sem. 2006
II Sem. 2007
I Sem. 2008
Semestre

Fuente: Instituto Nacional de Estadística (INE).

En materia salarial, las remuneraciones de los empleados, medidas a través del índice de remuneraciones elaborado por el Banco Central de Venezuela, el cual mide la evolución de los precios al factor trabajo que realiza el personal asalariado; constituyendo una importante herramienta para medir los impactos de las disposiciones legales en materia de sueldo y salarios, exhiben cambios porcentuales positivos a lo largo del período comprendido entre 1999-2008, tal y como lo demuestra el grafico siguiente:

Gráfico N° 3-3
Variación % Índice de Remuneraciones
(Base Año 1997 = 100)
Período 1999-2008


18,0
16,0
14,0
12,0
10,0
8,0
6,0
4,0
2,0
-
Porcentaje
3,1
4,2
0,9
0,9
5,2
2,7
3,2
1,6
6,8
16,0
IV Tri. 1999
IV Tri. 2000
IV Tri. 2001
IV Tri. 2002
IV Tri. 2003
IV Tri. 2004
IV Tri. 2005
IV Tri. 2006
IV Tri. 2007
II Tri. 2008
Trimestre

Fuente: Banco Central de Venezuela (BCV).

El acceso a la educación es un factor determinante en la búsqueda de una ciudadanía plena, guiada por la solidaridad. Es por ello, el empeño del Gobierno Bolivariano en fomentar políticas y estrategias que apunten a incrementar y brindar facilidades de acceso a todos los venezolanos al sistema educativo. En los siguientes tres gráficos, se muestra el creciente proceso de incorporación al sistema educativo en los niveles de preescolar, básica, media, diversificada y profesional.

Gráfico N° 3-4
Matrícula Escolar en Educación Preescolar
Período 1999-2007


1.200.000
1.000.000
800.000
600.000
400.000
200.000
-
Alumnos Matriculados
1999/2000
2000/2001
2001/2002
2002/2003
2003/2004
2004/2005
2005/2006
2006/2007
Año Escolar

Fuente: Instituto Nacional de Estadística (INE)

Gráfico N° 3-5
Matrícula Escolar en Educación Básica de 1° a 9°
Período 1999-2007


5.100.000
5.000.000
4.900.000
4.800.000
4.700.000
4.600.000
4.500.000
4.400.000
4.300.000
4.200.000
4.100.000
Alumnos Matriculados
1999/2000
2000/2001
2001/2002
2002/2003
2003/2004
2004/2005
2005/2006
2006/2007
Año Escolar

Fuente: Instituto Nacional de Estadística (INE)

Gráfico N° 3-6
Matrícula Escolar en Educación Media, Diversificada y Profesional
Período 1999-2007


800.000
700.000
600.000
500.000
400.000
300.000
200.000
100.000
-
Alumnos Matriculados
1999/2000
2000/2001
2001/2002
2002/2003
2003/2004
2004/2005
2005/2006
2006/2007
Año Escolar

Fuente: Instituto Nacional de Estadística (INE)

Otros de los indicadores reveladores del favorable desempeño de la política social del Gobierno Bolivariano en los últimos años, es el llamado Índice de Desarrollo Humano, que representa, dada los componentes metodológicos que se emplean en su construcción, una síntesis de indicadores de salud, educación e ingresos, que reflejan los avances que en materia humanista exhibe la Nación.

Al respecto, es de destacar que los valores alcanzados para el referido índice pasan de 0,69 en el año 1998, a 0,83 en el 2007, es decir, en los últimos diez años Venezuela logra pasar de un desarrollo humano mediano al desarrollo humano alto. Tal y como se aprecia en el gráfico N° 3-7.

Gráfico N° 3-7
Índice de Desarrollo Humano
Período 1998 - 2007


0,85
0,80
0,75
0,70
0,65
Índice
0,69
0,75
0,75
0,78
0,77
0,76
0,80
0,81
0,82
0,83
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Año

Fuente: Instituto Nacional de Estadísticas (INE)

En síntesis, la política social emprendida por el Gobierno Bolivariano en los últimos años, ha estado orientada a superar la pobreza, la exclusión social y la profundización en los derechos sociales universales, como la educación y la atención integral en la salud, que le brinda a los venezolanos igualdad de oportunidades en la construcción de una sociedad de bienestar al servicio de la colectividad.

3.2.2 En el ámbito económico

El Producto Interno Bruto Real de la economía venezolana, desde el ejercicio fiscal del 2004 viene presentando tasas de crecimiento semestrales positivas, dando señales tangibles del avance y consolidación de la economía. Asimismo, es de destacar que para el cierre de primer semestre del 2008, la tasa de crecimiento con respecto al mismo período del 2007, se situó en 6,0% acorde con la meta prevista en la Ley de Presupuesta del 2008, ver gráfico N° 3-8.

Gráfico N° 3-8
Crecimiento Semestral del PIB Real
Período 2004-2008


25,0
20,0
15,0
10,0
5,0
0,0
Tasa Porcentual
23,23
14,2
10,4
10,3
9,8
10,8
8,2
8,6
6,0
I -2004
II -2004
I -2005
II -2005
I -2006
II -2006
I -2007
II -2007
I -2008
Semestre

Fuente: Banco Central de Venezuela (BCV)

En este orden de ideas, cabe subrayar que el referido crecimiento del PIB, se explica esencialmente por la expansión de la actividad no petrolera, estimulada a su vez por el importante crecimiento de la demanda agregada interna (DAI), cuyo crecimiento para el primer semestre del 2008 con respecto al mismo período del 2007 alcanzo al 8,5%, tal y como se aprecia en el gráfico siguiente:

Gráfico N° 3-9
Crecimiento Semestral de la Demanda Agregada Interna
Período 2004-2008


35,0
30,0
25,0
20,0
15,0
10,0
5,0
0,0
Tasa Porcentual
27,55
28,7
21,3
16,5
18,2
21,7
18,5
20,0
8,5
I -2004
II -2004
I -2005
II -2005
I -2006
II -2006
I -2007
II -2007
I -2008
Semestre

Fuente: Banco Central de Venezuela (BCV)

El comportamiento observado en la actividad económica, como consecuencia del dinamismo en los componentes del gasto de consumo final del gobierno, gasto de consumo privado y la formación bruta de capital fijo; es explicado fundamentalmente, por el acceso al financiamiento, a los programas sociales implementados por el Ejecutivo, a la inversión en infraestructura, tanto del sector público, como del privado y al incremento del ingreso real de los hogares.

El crecimiento económico de los últimos cuatro años incide favorablemente en la disminución paulatina en el nivel de la tasa de desempleo, llegando a ubicarse en 7,8% para el primer semestre del año 2008, reportando un incremento del empleo formal de la economía en 31.886 personas, respecto al segundo semestre del año 2007.

En materia de inflación, el Banco Central de Venezuela (BCV) y el Ejecutivo Nacional han adoptado un conjunto de acciones orientadas a contener las presiones inflacionarias, sin que se comprometa el bienestar social y la senda positiva de crecimiento económico.

En este sentido, las políticas adelantadas durante el ejercicio fiscal 2008 han conducido a una moderada desaceleración en la evolución mensual de los niveles de precios, al observarse variaciones porcentuales en el Índice Nacional de Precios al Consumidor (INPC), que van desde el 3,1 % registrado en el mes de Enero al 1,8% en el mes de Agosto, tal y como se aprecia en el gráfico N° 3-10.

Gráfico N° 3-10
Índice Nacional de Precios al Consumidor
(Base Diciembre 2007=100)
Período Enero-Agosto, Año 2008


Porcentaje de Variación
3,5
3
2,5
2
1,5
1
0,5
0
3,1
2,1
1,7
1,7
3,2
2,4
1,9
1,8
Enero
Febrero
Marzo
Abril
Mayo
Junio
Julio
Agosto
Mes

Fuente: Banco Central de Venezuela (BCV)

Otro de los indicadores relevantes del buen desempeño económico, lo constituye la sólida posición en reservas internacionales que exhibe el país, al situarse el saldo neto (BCV y Fondo de Estabilización Macroeconómica) al primer semestre del 2008 en 34.335 Millones de dólares, lo que se traduce en un crecimiento del 131,2% con respecto al saldo del año 1998, como se aprecia en el siguiente gráfico.

Gráfico N° 3-11
Reservas Internacionales Netas
(Millones de US$)
Período 1998- 2008


40.000
35.000
30.000
25.000
20.000
15.000
10.000
Millones de US$
14.849
15.379
20.471
18.523
14.860
21.366
24.208
30.368
37.440
34.286
34.335
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008 (I-Sem)
Año

Fuente: Banco Central de Venezuela (BCV)

En síntesis, los importantes resultados exhibidos por las principales variables macroeconómicas en los últimos años, muestran lo acertado de las políticas instrumentadas por el Ejecutivo Nacional en la conquista de condiciones económicas óptimas, en coexistencia con resultados sociales que satisfagan las demandas de la sociedad venezolana en la transformación del desarrollo económico y social del país al servicio de las mayorías nacionales.

3.3 Lineamientos y objetivos de política económica

Los lineamientos y objetivos de la política económica para el período fiscal 2009, estarán orientados a acelerar la construcción del nuevo modelo de desarrollo económico y social, donde el impulso y fomento de las nuevas formas de organización socioproductivas que surgen en el seno de la comunidad, desempeñarán papel importante en el impulso del desarrollo integral del país.

Se espera para ello, implementar políticas económicas que impulsen la creación del entorno económico en el ámbito nacional e internacional que propicien y potencien tales transformaciones.

En este sentido, se continuará estimulando el desarrollo de procesos de producción aguas abajo, la creación de un tejido de relaciones intersectoriales que integren la economía interna y genere crecientes niveles de valor agregado.

Este desarrollo productivo, favorecerá a las actividades económicas que vinculen estrechamente a la inclinación productiva de cada una de las regiones del país. Asimismo, se tomarán especialmente en cuenta los impactos ambientales de las actividades productivas, privilegiando además una progresiva reordenación espacial, que garantice el aprovechamiento sustentable de todo el territorio nacional.

El nuevo modelo estará vinculado a una gestión pública con responsabilidad social, que a su vez permita seguir creando condiciones macroeconómicas propicias, para fortalecer las fuentes de ahorro y de Inversión que impulsen sustancialmente la consolidación del modelo productivo endógeno, generando bienestar social y crecimiento económico sostenido.

3.3.1 Política fiscal

Para el ejercicio fiscal 2009, el conjunto de acciones a implementar por el Ejecutivo Nacional sobre la economía, no sólo estará referida al cumplimiento de un mecanismo redistributivo de los recursos económicos del país y de mantener la operatividad el aparato del Estado (consumos públicos), sino que constituirá la óptica en que se colocará la institucionalidad al servicio del desarrollo nacional.

Para el año 2009, la política fiscal prevé la aplicación de nuevas acciones, así como las mejoras y profundización de las que exitosamente se iniciaron, que permitan el estímulo necesario a la demanda y la oferta agregada de la economía, a fin de continuar generando bienestar social y un crecimiento económico sostenido, en el marco de la concepción del modelo de desarrollo endógeno.

A fin de incidir favorablemente sobre la oferta agregada, las acciones que en materia de política fiscal se ejecutaran en el año 2009, están referidas a:

El mantenimiento del Estado en el control de las actividades productivas de valor estratégico para el desarrollo del país y de las relaciones multilaterales.

La promoción y el fomento de Empresas de Producción Social (EPS) y de formas socioproductivas que surgen en el seno de la comunidad, como entidades económicas dedicadas a la producción de bienes y servicios, basados en un criterio de planificación participativa y protagónica.

La instauración progresiva de la economía social, mediante el fortalecimiento de los mecanismos de creación, desarrollo y sostenibilidad de las nuevas formas de propiedad; incentivos, capacitación y la reglamentación necesaria para organizar las comunidades; vinculación a los eslabones de las cadenas productivas y gradual transformación de empresas del Estado en EPS.

La ejecución de acciones que fomenten la inversión hacia las cadenas productivas de los sectores estratégicos y con ventajas comparativas, como los sectores del acero, hierro, aluminio, forestal, petroquímico y turístico.

La permanencia de políticas dirigidas a la adecuación de las ventajas comparativas de las regiones, basadas en el uso sustentable de los recursos naturales. En consecuencia, la promoción e implementación de políticas comerciales enfocadas en la complementariedad del intercambio comercial, jugaran un papel preponderante, gestionando que las políticas sean el resultado del consenso de los diferentes sectores productivos, canalizado mediante la realización de ruedas de negocios.

El impulso a los sectores de la economía social y privada, a través de: facilidades de financiamiento, acuerdos con sectores productivos y de complementariedad con otros países.

El incremento de la producción nacional de la ciencia, tecnología e innovación, a fin de cubrir las necesidades y activar la potencialidad del país en los sectores agro-alimentario, salud, manufacturero, minero y forestal.

La disponibilidad de nuevas tecnologías a los sectores de carácter estratégico, mediante la búsqueda de acuerdos con otras naciones, que consientan la transferencia tecnológica en condiciones favorables al país, a través de mecanismos expeditos que permitan la adaptación, asimilación y la transformación de la misma, de acuerdo a las realidades locales y nacionales.

A nivel de la demanda agregada las acciones a aplicarse estarán en función de mantener el objetivo de crecimiento socioeconómico, dentro del significado de desarrollo endógeno. Tales acciones estarán orientadas a:

Dar continuidad y reordenamiento del enfoque progresivo del sistema tributario, a fin de vigorizar el poder de compra y por ende la calidad de vida de las familias venezolanas, y fortalecer la capacidad productiva y de inversión de las empresas.

Aplicar nuevas formas de redistribución de los excedentes económicos y en especial de la renta petrolera, en función del desarrollo del país.

Profundizar en la política de estabilidad y sostenibilidad del gasto fiscal, teniendo como norte la capacidad de cubrir las erogaciones de carácter recurrente, con el uso recursos de origen interno y en menor medida aquellos provenientes del sector petrolero. Mientras que los gastos de carácter productivo, expresados en la inversión directa y la inversión social, estarán en su mayoría financiados por los recursos petroleros excedentarios del ejercicio fiscal precedente, evitando que las posibles contingencias en los precios petroleros no puedan afectar su ejecución.

Avanzar en el proceso de inclusión del ciudadano en todos los aspectos del que hacer social. Para ello, las misiones y los consejos comunales constituyen el mecanismo directo de transferencia de recursos a todos los niveles sociales, ambas acciones redundan en el incremento y mejoras en las condiciones del nivel de vida, abren espacio al ahorro y a las oportunidades de participación, factores indispensables del crecimiento sostenido con equidad.

Progresar en la implantación de la visión endógena de la economía, mediante la promulgación de incentivos dirigidos a la inversión regional, tales como la transferencia de tecnología, el financiamiento al sector industrial, el rescate y ampliación de la infraestructura para el medio rural, la producción con sistemas de riego, vialidad, transporte, así como la culminación e iniciación de nuevos centros poblados con viviendas y los servicios públicos correspondientes.

Ahondar en la construcción de la plataforma de producción y distribución de alimentos, que permita garantizar la seguridad alimentaria. La revolución agraria constituye la base en donde descansa la consecución de este objetivo, entendida como un proceso que va más allá de la simple tenencia o propiedad de la tierra. Las acciones se concretaran en la organización de las zonas productivas, determinación de los rubros prioritarios, capacitación de la mano de obra, financiamiento preferencial de la inversión productiva, dotación de maquinarias, insumos y servicios, mejora de los servicios de sanidad agropecuaria, pesquera y de alimentos. A la par se propiciará la participación de los productores con el establecimiento de espacios de concertación (consejos agrícolas - pesqueros y convenios de productividad)

Se activa el financiamiento de los consejos comunales, como un mecanismo más efectivo para la aplicación de los recursos, sobre las necesidades detectadas directamente por la sociedad. Este mecanismo permitirá atacar los problemas coyunturales de las comunidades, y a la par enseñar a la comunidad la planificación de proyectos, que pueden avalar el desarrollo de infraestructura local en el mediano plazo.

En lo concerniente a la política de endeudamiento, estará dirigida a minimizar su costo, asumiendo niveles razonables de riesgo, al tiempo que garantice los flujos de caja necesarios para sostener el gasto público, indispensable para el desarrollo económico y social de la nación. Es por ello, que se seguirá extendiendo el plan de reducción de deuda pública, con el objeto de liberar recursos financieros que apalanquen la inversión pública, sirvan de apoyo a la actividad económica privada y permitan profundizar los programas de inversión social, dirigidos a la población menos favorecida.

Mayor eficiencia en la recaudación de ingresos fiscales, mediante los planes de modernización de la administración aduanera y tributaria, llevados a cabo por el servicio Nacional Integrado de Administración Tributaria (Seniat), el incremento de las labores de fiscalización, regulación y cobranza.

Revisión periódica del precio de los productos de mayor impacto en la canasta de consumo de los agentes económicos de menor poder adquisitivo.

Así mismo, se hará énfasis en aquellas acciones enfocadas en la construcción de la democracia protagónica, la participación ciudadana y la divulgación y enseñanza de valores éticos de justicia, equidad del género y solidaridad humana.

Se prevé asignar recursos orientados al desarrollo de sectores del gas natural y al incremento de la producción de energía eléctrica, de igual forma se propiciará el desarrollo sostenible de las fuentes alternas de la energía.

La cohesión interna y la equidad socio territorial son prioritarias en los propósitos del presupuesto, para ello el rol de los consejos comunales desempeñará un papel importante. Dentro de esta misma visión están los proyectos, que crean los mecanismos de integración con los países de América Latina y El Caribe y los que contribuyan al establecimiento de un nuevo orden de integración y cooperación económica y financiera y al establecimiento de un comercio justo.

3.3.2 Política monetaria y cambiaria

En relación con la política monetaria, cuya formulación y ejecución corresponde al Banco Central de Venezuela en coordinación con el Ejecutivo Nacional, el instituto utilizará los instrumentos de política previstos en su Ley, de la manera más conveniente al interés nacional, en consistencia con los objetivos de inflación y crecimiento económico.

Para el Gobierno Bolivariano, es trascendental el control y disminución de la inflación, por sus efectos deformantes sobre la economía, sin que ello implique desestímulo a la demanda, restricción a la política de inclusión social y al crecimiento económico.

Por tanto, los procedimientos de coordinación entre la política fiscal y la monetaria para el año 2009, estarán enfocados en la estructuración de esfuerzos que impidan desproporciones en el manejo de ambas políticas, que puedan revertir o neutralizar los resultados deseados, así como el diseño de nuevas acciones que permitan fortalecer el valor de la moneda en la búsqueda del aumento de poder de compra del ciudadano.

Asimismo, el BCV atenderá el objetivo de control de la inflación mediante los instrumentos disponibles (tasas, instrumentos de absorción, etc.) procurando influir las metas de liquidez y crecimiento que afectan al proceso inflacionario.

En lo concerniente con la política cambiaria, ésta se seguirá administrando en el marco de lo establecido en los convenios cambiarios vigentes. En este sentido, el Ejecutivo continuará con la implementación y vinculación de mecanismos de control gestionados por la Comisión Administradora de Divisas (Cadivi).

Con el control de cambio, se continuará con los lineamientos de gestión de divisas con el fin de fortalecer el aparato productivo y garantizar la existencia de insumos, en función del sostenimiento del desarrollo económico. Se persigue generarle ahorros al país, que permitan financiar los pagos al exterior para compras estratégicas, revertir la descapitalización del país y generar confianza.

3.3.3 Premisas macroeconómicas

Las acciones descritas en los puntos anteriores, apuntan a generar condiciones económicas óptimas, en coexistencia con resultados sociales que satisfagan las demandas de la sociedad venezolana en la transformación del desarrollo económico y social del país al servicio de las mayorías nacionales.

A continuación se presentan los parámetros a nivel de las variables macroeconómicas metas bajo las cuales se formula el Proyecto de ley de Presupuesto para el ejercicio fiscal 2009.

PREMISAS MACROECONÓMICAS BÁSICAS

CONCEPTOS	2009
Tasa de crecimiento del PIB Real (%)	6,0
Inflación puntual (%)	15,0
Tipo de cambio (Bs. /US$)	2,15
Precio promedio de exportación de la cesta petrolera (US$/bl)	60,0

Capítulo 4

POLÍTICA PRESUPUESTARIA

EXPOSICIÓN DE MOTIVOS 2009

Capítulo

4 POLÍTICA PRESUPUESTARIA

4.1 Consideraciones de Carácter Metodológico

Como órgano rector del Sistema Presupuestario, la Oficina Nacional de Presupuesto (Onapre), avanza en la creación de las condiciones tecnológicas, que permitan la comunicación intra e inter-gubernamental y con la sociedad en general, a objeto de incrementar la calidad de los servicios públicos a los ciudadanos, instituciones y organizaciones; así como la generación de desarrollos orientados a la creación de herramientas, para la toma de decisiones y aplicación de políticas por parte del Ejecutivo Nacional.

Durante el año 2008, a nivel del Sistema Presupuestario (Sispre) se hicieron innovaciones en varios de sus módulos, que permitieron introducir cambios importantes en la formulación del Proyecto de Ley de Presupuesto 2009. Estas innovaciones están referidas a:

- Mejoras en la estandarización y normalización de los procesos internos del Sistema de Presupuestario (Sispre), que redundan en una mejor operatividad y rapidez al momento de operar el usuario final

- Implementación del Módulo de Formulación de Recursos de la República (Sispre-Recursos). Este módulo permite consolidar en una base única de una manera efectiva y eficaz, el presupuesto de ingresos y fuentes de financiamiento de la República; logra que todos los entes recaudadores, así como los organismos encargados del control de los recursos, estén integrados y manejen la misma información de una forma rápida y segura; permite una discriminación de la información a menor nivel, con una periodicidad mensual; admite la creación de la plataforma estadística, así como la validación de la información de recurso contra el módulo Sispre-Egresos de la República

- Adecuación del Sispre en los módulos formulación República y formulación Entes Descentralizados sin Fines Empresariales, a fin de incorporar la medición de las metas sensibles al género, en todos aquellos proyectos con factibilidad de establecer la referida distinción

- Culminación del Módulo de Formulación Presupuestaria para los Entes con fines Empresariales, que estará en período de prueba para el Ejercicio Fiscal 2009.

4.2 Consideraciones Generales de la Política Presupuestaria

La formulación presupuestaria para el ejercicio fiscal 2009, está enmarcada dentro de las acciones de política económica enunciadas en el capítulo 3 de este documento, y que bajo la técnica de formulación del presupuesto por proyecto permitirá continuar la asignación, distribución y control de gestión de los recursos fiscales.

La caída de los mercados financieros internacionales, con probables escenarios recesivos que afectarían los actuales centros económicos mundiales, ha hecho que el Ejecutivo Nacional, en el proceso de estimación de las variables macroeconómicas objetivo, tomara acciones preventivas, en la estimaciones de los ingresos petroleros, por el componente externo que ello implica y en el criterio de las asignaciones presupuestarias, con visión austera, con la finalidad de otorgarle holgura financiera al presupuesto nacional, y neutralizar los posibles impactos que los referidos escenarios, pudiesen traer sobre las metas de crecimiento y desarrollo social.

En efecto, los lineamientos generales para la formulación presupuestaria de los entes y órganos del Estado, se fundamentan en una rigorosa política de manejo y asignación de recursos, maximizando el ahorro en la distribución del gasto.

En consideración a la estrategia de previsión y holgura financiera, señalada anteriormente, se ha diseñado un Banco de Proyectos (información procesada en forma electrónica), que constituye un "Plan de Inversión de Corto Plazo" destinado a la inversión social y productiva. Este Plan de Inversión, a su vez permitirá mantener la meta de crecimiento establecida por el Ejecutivo Nacional.

A través del Banco de Proyectos, el Ejecutivo busca: organizar un cronograma estricto de solicitudes de créditos adicionales para el año 2009, mantener la coherencia en la planificación del gasto y la inversión, y tomar las previsiones financieras a las que hubiere lugar, ya que el financiamiento dependerá de los ingresos adicionales de los cuales disponga el Ejecutivo Nacional.

Esto conlleva, a que las asignaciones se transformen en soluciones institucionales determinantes de la acción gubernamental, en todos los niveles de la sociedad. Al mismo tiempo, se mantiene correspondencia con la búsqueda del equilibrio fiscal a mediano plazo y con el seguimiento de los indicadores de solvencia y sostenibilidad fiscal, contenidos en el Informe Global, del mes julio del presente año.

La política de recursos del Gobierno que avala la asignación presupuestaria, continuará afianzándose en los siguientes criterios:

- Recomposición de peso de las rentas, a objeto de que en el mediano plazo la mayor contribución de los recursos para el presupuesto, proceda de las rentas no petroleras

- Orientación de esfuerzos a la mejora en los procesos de recaudación, tanto en el sector no petrolero, como en el sector petrolero

- Manejo prudente de la recurrencia al endeudamiento como forma de financiamiento del presupuesto; por lo que para el año 2009, este representa el 7,3% respecto a la proporción de cobertura de egresos presupuestarios, que es equivalente a la proporción que se consideró en el 2008.

4.2.1 En materia de participación fiscal petrolera

La formulación presupuestaria se sustenta en la premisa de conseguir que los ingresos de origen petrolero, representen menos de la mitad del financiamiento del presupuesto de la República, lográndose para el año 2009 una proporción del 46,5% del total del presupuesto.

Durante el año 2009, el Ejecutivo conservará la estrategia de mínimo riesgo en previsión del precio promedio de exportación para la cesta petrolera, la cual se estimó en 60,0 US$/bl; a objeto de evitar que la volatilidad de los precios del petróleo, incida en la sustentación de pagos del presupuesto, y en la economía en general.

Las variables volumétricas de producción y exportación están basadas en parámetros de escenarios factibles para la industria petrolera, valorando las posibles posiciones a tomar por los comodities de la energía en los mercados internacionales.

De igual forma, es importante señalar la continuación de la implementación de la estrategia de "Plena Soberanía Petrolera", por lo que la industria petrolera mantendrá su contribución al desarrollo de la Nación venezolana, mediante la disposición de la renta petrolera hacia:

- El gasto social, mediante el respaldo directo a las misiones
- La continuación del Plan de Siembra Petrolera, a través de los seis mega-proyectos (Magna Reserva, Proyecto Socialista-Orinoco, Proyecto Delta Caribe, Proyecto Refinación, Proyecto Infraestructura y Proyecto Integración)
- El financiamiento indirecto de los proyectos de inversión social y reproductiva, mediante el mecanismo de triangulación Pdvsa, Banco Central de Venezuela (BCV) y Fondo de Desarrollo Nacional, S.A (Fonden).

4.2.2 En materia de participación fiscal no petrolera

La Formulación del Presupuesto del Ejercicio Económico Financiero del año 2009, conservó la política del Ejecutivo en la cual se dispone, que una mayor proporción del presupuesto sea sufragado con los recursos internos de la economía. En este sentido, se logra en la formulación del 2009, que los ingresos no petroleros representen 76,2% de los gastos administrables y un 46,1% del total del presupuesto.

En cuanto a la política de cobro el recaudador es Tesorería y fiscalización de ingresos no petroleros, la misma recae, en un elevado porcentaje, sobre el Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat).

El Seniat para el año 2009, continuará la excelente labor que ha venido desempeñando en materia de ordenamiento y fiscalización a las rentas internas no petroleras, que ha permitido mejorar la estructura de financiamiento del presupuesto público.

En este sentido, su estrategia de acción estará afianzada en el desarrollo de campañas que promocionen la cultura tributaria, y en la implementación de mecanismos basados en la confianza del pago voluntario de los tributos, especialmente lo referido a los impuestos sobre la renta y al valor agregado.

Adicionalmente, se continuará el programa de mantenimiento de la automatización y modernización de las aduanas, contenido en el Plan Contrabando Cero, que busca perfeccionar mecanismos de control, que disminuyan la evasión tributaria y dominen el contrabando, actividad que perjudica directamente a la empresa nacional y la creación del empleo formal.

En una menor proporción, existen otros organismos encargados del cobro de ingresos no petroleros, tales como: Ministerio del Poder Popular para las Industrias Básicas y Minería (Mppibam) en lo concerniente a los ingresos por explotación del hierro y otros minerales; la Comisión Nacional de Telecomunicaciones (Conatel) que supervisa toda la recaudación relacionada con la explotación del sector de telecomunicaciones y el Ministerio del Poder Popular para la Energía y Petróleo (Mppenpet), que liquida y cobra los impuestos al consumo de la gasolina y otros derivados del petróleo. El aporte de estos rubros, dentro de los ingresos no petroleros en el Proyecto de Ley de Presupuesto del año 2009 representa el 2,4%.

4.2.3 En materia de endeudamiento

La política de endeudamiento para financiar el presupuesto del año 2009, está alineada con el ordenamiento dispuesto en el Plan de Desarrollo Económico y Social de la Nación 2007 - 2013. Su orientación principal responde a un manejo eficiente, metódico y responsable de la magnitud y atributos de los pasivos públicos, como parte fundamental de la política económica del Gobierno; entendiendo que constituye un elemento indispensable para la estabilidad macroeconómica y financiera, en función del crecimiento sostenido de la actividad productiva y del empleo.

Para el año 2009, la política de endeudamiento está orientada en pro de la consecución de los siguientes objetivos:

- Obtener los recursos financieros que garanticen la continuación en la ejecución de los proyectos existentes, así como el emprendimiento de nuevos proyectos, que aportan mayores avances y logros a nivel social y de crecimiento económico, de acuerdo con la política de planificación fijada por el Ministerio del Poder Popular para la Planificación y Desarrollo (Mpppd)

- Minimizar los costos de las operaciones de financiamiento, asumiendo niveles razonables de riesgo, en función del estudio responsable de las oportunidades que puedan presentar los mercados financieros

- Eliminar el mecanismo de endeudamiento para el financiamiento de proyectos de corto plazo

- Apuntalar al estado de solvencia financiera de la República, minimizando los indicadores de vulnerabilidad externa y deuda/PIB, en función de la situación de la crisis financiera iniciada en la economía Norteamérica

- Acentuar la búsqueda de nuevos mercados para el financiamiento de origen externo, que permita reducir los costos de financiamiento y mejorar las relaciones con inversionistas foráneos.

4.2.4 En materia de política de asignación de recursos

El criterio en la orientación de la asignación presupuestaria para el año 2009, responde a la continuidad de políticas económicas que impulsan las transformaciones estructurales de los sectores y activan las fuerzas productivas, para el desarrollo de las nuevas relaciones sociales de producción.

En tal sentido, la meta para el Gobierno Bolivariano es generar un crecimiento económico sostenido con desarrollo humano, enfocado en la actuación del ciudadano en el epicentro de las políticas. Para ello orienta sus perspectivas hacia el fortalecimiento del Modelo de Desarrollo Endógeno, el cual se fundamenta en el fortalecimiento de las capacidades internas de cada región o comunidad.

Para el logro de los objetivos trazados, las estrategias de política económica están referidas a la diversificación de la economía, a la integración regional y al fortalecimiento de proyectos destinados a lograr un mayor valor agregado y una mayor competitividad del aparato productivo, con políticas encaminadas a alcanzar el crecimiento sustentable y la diversificación productiva con igualdad social.

En este sentido, mediante el desarrollo endógeno se le otorga poder y asistencia económica a las comunidades organizadas para que desarrollen las potencialidades agrícolas, industriales y turísticas regionales, reintegren a los ciudadanos excluidos a los sistemas de educación y salud, al circuito económico y a la participación política y social; construyan redes socio-productivas, con la participación activa de los ciudadanos en igualdad de condiciones y que proporcione el acceso a la tecnología y el conocimiento; y para que recuperen la infraestructura del Estado, tales como: campos industriales, maquinarias, tierras inactivas, hospitales, escuelas, entre otras, con el objeto de generar bienes y servicios para los mismos ciudadanos.

Igualmente, se continuará concibiendo las organizaciones o empresas bajo la visión de desarrollo endógeno, donde la operatividad organizacional de producción la conformen los sectores: privado, público y el de la economía social o unidades de producción social (UPS). Estas formas responden a la nueva organización socio-territorial del país, en función de lograr un sistema económico productivo, diversificado e integrado, sustentado en la inclusión del individuo bajo regímenes de producción social, cooperativos, asociativos y solidarios, cuyos resultados sean acumulables y favorezcan la modificación de nuevos patrones de asentamientos.

Esta visión de país, plantea políticas de mediano y largo plazo, que abarcan las mejoras en la infraestructura interna, el reforzamiento de ciudades intermedias, el mejoramiento del hábitat de los principales centros urbanos, sistemas de transporte, sistemas de telecomunicaciones, la construcción de viviendas, la atención de servicios básicos, el aprovechamiento sustentable de los recursos naturales, la protección del medio ambiente, con el fin de concretar nuevas ciudades compactas, articuladas y autosustentables.

Los principales planes que el presupuesto respalda para el año 2009, son aquellos que abarcan los proyectos referidos a:

- **Vivienda y hábitat**

  Las acciones en materia de vivienda y hábitat continuarán abocadas a solventar el déficit habitacional en el país, en el marco del reordenamiento territorial.

  Para ello, se le asigna la rectoría del Sistema Nacional de Vivienda y Hábitat al Ministerio del Poder Popular para la Vivienda y Hábitat (Mppvh), con el objeto fundamental de garantizar la satisfacción progresiva de los ciudadanos a tener el derecho a acceder a la vivienda y hábitat dignos, entendiéndose estos como el conjunto de componentes que interrelacionados entre sí, en todos sus niveles, contribuirán a lograr los objetivos previstos en la Ley del Régimen Prestacional de Vivienda y Hábitat.

  Asimismo, el Ministerio asume la función estratégica, en cuanto al establecimiento de políticas públicas en el ámbito nacional, regional y municipal en materia de vivienda y hábitat; para lo cual se tiene previsto desarrollar y consolidar instancias de representación, cooperación y coordinación del Ministerio, que faciliten la articulación de su gestión con las gobernaciones, alcaldías, consejos comunales, comunidades organizadas, entes adscritos al Ministerio y demás órganos del sector público y representaciones del sector privado en cada entidad federal, a objeto de alcanzar un acercamiento que permita de forma efectiva atender y resolver la demanda, a la par de constituir un sistema que permita mejorar las condiciones de vida de los pobladores.

  Se continuará con el Proyecto "Fondo de Aportes al Sector Público (FASP)", administrado por el Banco Nacional de Vivienda y Hábitat (Banavih), con el fin de ejecutar y financiar planes, programas, proyectos, obras y acciones requeridas para la vivienda y hábitat; cubrir costos de preinversión y elaboración de estudios y proyectos; ejecución de proyectos para la atención de emergencia o contingencia en vivienda y hábitat, incentivos en materia de vivienda y hábitat a otros órganos o entes de la Administración Pública y al sector privado; dar financiamiento a los usuarios del sistema para la adquisición, construcción, sustitución, restitución, mejora para la reparación o remodelación, refinanciamiento o pago de créditos hipotecarios y otorgar facilidades financieras a las cooperativas de ahorro y crédito en vivienda y hábitat para el financiamiento de la construcción, adquisición y mejoramiento de la vivienda y hábitat de los asociados, entre otras.

Se dedicarán recursos a la creación de soluciones habitacionales de manera articulada con los gobiernos locales y los entes públicos, apoyando los programas de sustitución progresiva de ranchos por viviendas; atención de familias ubicadas en zonas vulnerables o de alto riesgo y rehabilitación progresiva de centros o cascos históricos con la finalidad de reivindicar su valor patrimonial. De igual manera, continuará la cooperación internacional para el financiamiento habitacional, dirigida a la construcción de viviendas con su equipamiento urbanístico, como un ejemplo tangible de los esfuerzos mancomunados de países como Brasil, Irán, China, Uruguay, Belarús y Cuba; utilizando modernos sistemas constructivos, para producir viviendas y hábitat dignos y con lapsos de construcción muy cortos.

- **Turismo, cultura y deportes**

La política en materia turística está enmarcada en la nueva Ley Orgánica de Turismo, que tiene como finalidad cambiar la actual concepción del turismo, que desaparezca la visión del sector turismo como industria y se conforme como un proceso social que beneficie a la colectividad.

El norte en esta materia estará orientado al fortalecimiento del turismo endógeno, con el rescate de las potencialidades turísticas del país, que incluya la implementación de estrategias para la protección y conservación del medio ambiente, la conformación de una red socio-productiva, donde las cooperativas se manejen bajo los esquemas de integralidad, oportunidad colectiva y principios de solidaridad. Para ello se prevé:

- Fomentar la conformación de redes sociales en las comunidades para la presentación de proyectos turísticos que mejoren la calidad de vida de la población

- Lograr la participación y protagonismo de las comunidades, no sólo del sector público, privado y mixto, sino también de los Consejos Comunales (CC), las cooperativas y comunidades organizadas que puedan desarrollarse dentro del ámbito turístico, entre otros.

En este orden de ideas, el Ministerio del Poder Popular para el Turismo conjuntamente con el Ministerio del Poder Popular para la Economía Comunal (Mppec) y el Instituto Nacional de Cooperación Educativa Socialista (Inces), implementarán mesas técnicas para jornadas turísticas, con las diferentes organizaciones locales y Consejos Comunales.

En cuanto a los Proyectos de Infraestructura Turística para el año 2009, se encuentran los siguientes: Plan de Recuperación Turística de Choroní, Plan de Desarrollo Sustentable de la Actividad Turística Estadal, Administración de las Zonas de Interés Turístico y Plan de Registro, Evaluación y Control de Prestadores de Servicios Turísticos.

Por su parte, la cultura constituirá un canal efectivo de participación e inclusión social, para ello se tienen previstos los siguientes proyectos:

- Promoción de la Cultura Venezolana en el Exterior
- Fomento de la Unidad Cultural en América Latina y el Caribe
- Fortalecimiento y organización para la producción cultural comunitaria, para lo cual se continuará con el baluarte de la Fundación del Estado para el Sistema Nacional de Orquestas Juveniles e Infantiles de Venezuela, mediante la cual se imparta la sistematización de la instrucción y la práctica colectiva de la música a través de la orquesta sinfónica y el coro, como instrumentos de organización social y desarrollo comunitario
- Instalación de cinematecas regionales y salas comunitarias. En cuanto a las primeras tendrán la responsabilidad de revisar los espacios disponibles en cada comunidad, hacer la dotación de equipos necesarios, documentales, series para niños, entrevistas y reportajes, sobre las cuales se pueda hacer divulgación gratuita
- Conformación de Unidades de Producción Cinematográfica (UPC) en varios estados del país, como parte del avance fundamental en la construcción de un nuevo pensamiento, una nueva forma de entenderse como sociedad, involucrando a la comunidad en un proceso de creación desde la producción y post producción cinematográfica. Ello permitirá la realización de documentales que instruyan a las localidades de problemas específicos como: embarazo precoz, drogas, ecología, entre otros.

Con respecto al deporte, la política estará orientada al fortalecimiento y creación de escuelas comunitarias y municipales de iniciación deportiva, con el fin de contribuir a la formación atlética de niños, niñas y adolescente del país. De igual forma, se continuará ofreciendo apoyo a la educación y cultura deportiva para los sectores populares, sobre todo, en los eventos deportivos de gran participación, así como al deporte intensivo practicado como disciplina a nivel nacional.

El mantenimiento y desarrollo de nuevas infraestructuras deportivas acordes con las necesidades de las comunidades, forman parte de los proyectos que se conservarán para el año 2009.

- **Desarrollo del sector agro-alimentario, producción de bienes de consumo masivo y de las redes de comercialización.**

A los fines de definir los proyectos en este sector, la meta se perfila en mantener el crecimiento económico, mediante el aumento de la capacidad operativa e instalada del aparato productivo nacional, con su consecuente contribución a la disminución de la inflación, por el aumento de la oferta de bienes y servicios en el circuito económico. En este sentido, y en pro del desarrollo agrícola sustentable que redunde en la soberanía agroalimentaria, se mantendrá la ejecución de los Planes Excepcionales de Desarrollo Económico y Social, que crean la consolidación de la infraestructura, para la promoción y el desarrollo de manera integral de la actividad agrícola y agroindustrial.

Dentro de las acciones que permitirán alcanzar este objetivo se destacan:

- Agilizar los procedimientos de contratación del Plan Excepcional de Vialidad Agrícola, a fin de aprovechar el tiempo de sequía para adelantar las obras de vialidad agrícola, pequeños y medianos sistemas de riego en el país

- Promover la construcción de los complejos agroindustriales, tales como: las unidades de servicios mecanizados, que permiten el procesamiento de los productos agrícolas, empaquetados y envasados; y el establecimiento de agrotiendas socialistas, que favorezcan el acceso a los insumos a bajo precio

- Continuar con el estímulo a la propiedad social y cooperativa, y la creación de los Consejos Comunales, que permitan la incorporación de este sector a la producción primaria, a través del financiamiento y promoción de proyectos, para los rubros que forman parte de la dieta básica de los venezolanos

- Consolidar e instalar Unidades de Producción Socialista (UPS) y demás servicios de apoyo a la producción agrícola en distintas regiones del país, que permitan incrementar los niveles de producción, incorporar y colocar nuevos rubros, empleando tecnología de avanzada con la finalidad de aumentar los índices de atención a la población, garantizar el acceso oportuno y suficiente de alimentos, en respaldo a la soberanía alimentaria

- Construcción de centros de salud, e implementación de programas de manejo integral de plagas y control de enfermedades, que afectan la salud y producción de animales y plantas, así como su incidencia en las aguas, tierras y seres humanos; a través del Proyecto de Salud Agrícola Integral

- Implementar laboratorios municipales de reproducción de bioinsumos, biofertilizantes y biocontroladores, en planes conjunto con el sector petroquímico del país

- Continuar con el financiamiento para el desarrollo de los sectores vegetal, pecuario, acuícola, forestal y afines, a través del Fondo de Desarrollo Agrario Socialista y del Banco Agrícola Nacional, que favorezcan a la pequeña y mediana empresa y a las cooperativas agrícolas

- Mantenimiento del establecimiento de acuerdo de compras a productores artesanales y del apalancamiento de nuevos canales de distribución de carnes, aves y pescados a nivel nacional, a través de PDVAL.

- Continuar con la cadena de comercialización y transporte de los bienes de primera necesidad, especialmente en los rubros de alimentos, a través de PDVAL y MERCAL.

• Proyectos y misiones sociales

Para el Ejecutivo, la visión de la economía social determina el enfoque de los proyectos, procurando que éstos respondan a las necesidades humanas, de forma que el individuo paulatinamente deje de estar subordinado a las demandas de reproducción del capital. Es por esto, que las misiones y los proyectos sociales aportan soluciones a problemas urgentes e importantes de los ciudadanos, y se constituyen en instrumentos de atención inmediata por parte del Estado.

En este sentido, la implementación de nuevas misiones y proyectos sociales durante el año 2009, dependerá de las necesidades que sean detectadas por el Ejecutivo Nacional. De igual manera, se prevé mantener la ejecución de las misiones y proyectos sociales existentes, como acciones banderas de la Revolución Bolivariana y de la política social, teniendo en cuenta, que su ejecución y continuidad, será examinada de acuerdo al esquema de revisión, rectificación y reimpulso, planteado por el Presidente de la República. Asimismo, se espera involucrar paulatinamente a los Consejos Comunales en estos servicios, a fin de que la misma comunidad gestione la solución a sus dificultades.

Tal y como se muestra en el cuadro que se presenta a continuación, para el año 2009, se destinarán Bs. 20.958,3 millones a los proyectos y misiones sociales, que representan el 12,5% del total del Proyecto de Ley de Presupuesto.

PROYECTOS Y MISIONES SOCIALES
PROYECTO DE LEY DE PRESUPUESTO
(Millones de Bolívares)

Proyectos y misiones	**2009**	**PORCENTAJE TOTAL ASIGNADO**
Pensiones por vejez - IVSS	9.234,3	44,1
Misiones sociales	5.617,3	26,8
Infraestructura social	1.695,2	8,1
Fondo de Aporte del Servicio Público (FASP) - Misión Hábitat	1.681,1	8,0
Edificaciones educativas	8,1	0,0
Edificaciones Médico Asistenciales	6,0	0,0
Proyecto alimentario escolar - Escuelas bolivarianas	1.031,1	4,9
Ayudas al adulto (a) mayor y amas de casa - IVSS	770,3	3,7
Subsidio al pasaje estudiantil - Fontur	480,0	2,3
Atención integral al anciano - Inass	458,5	2,2
Protección nutricional - INN	386,2	1,8
Proyectos por convenios de cooperación	379,1	1,8
Hogares y multihogares de cuidado diario - Senifa	324,7	1,5
Ayudas económicas - Inass	251,5	1,2
Producción y dotación de medicamentos genéricos a la población venezolana - Sefar	138,4	0,7
Proyectos financiados por el Instituto Autónomo Fondo Único Social (FUS)	125,7	0,6
Subsidio al pasaje estudiantil - Metro de Caracas	66,0	0,3
TOTAL	**20.958,3**	**100,0**

Del mismo modo, se observa en el cuadro anterior, que el 26,8% de las asignaciones, corresponden a las misiones. Estos recursos permiten brindar apoyo a la población, en diferentes áreas sociales consideradas vulnerables y de vital importancia en la política de desarrollo social. A continuación, se expone un gráfico que muestra la distribución porcentual de las asignaciones destinadas a las principales misiones para el año 2009.

Gráfico N°4-1
Distribución de las Misiones en el Proyecto de Ley de Presupuesto
(Estructura porcentual)
Año 2009


Plan Bolívar 2000 - Fundación Proyecto País 0,2%
Proyecto Social Especial 10,7%
Misión Barrio Adentro Deportivo 0,6%
Fundación Samuel Robinson 5,5%
Misión Alimentación 45,0%
Fundación Misión Piar 0,0%
Fundación Misión Negra Hipólita 4,9%
Fundación Misión Cultura 1,1%
Fundación Misión Madres del Barrio Josefa Joaquina Sánchez 14,0%
Fundación Misión Che Guevara 0,6%
Misión Dr. José Gregorio Hernández 0,3%
Fundación Misión Sucre 8,8%
Fundación Misión Identidad 0,2%
Fundación Misión Barrio Adentro 3,7%
Universidad Bolivariana de Venezuela 3,6%
Fundación Misión Milagro 0,9%

- ## Afianzamiento del sector educativo y de salud

El Plan Excepcional del Desarrollo Económico y Social para la Construcción y Dotación de Infraestructura Educativa, contempla la rehabilitación, ampliación y construcción de nuevas edificaciones educativas en todo el territorio nacional.

Para la educación superior se continuarán desarrollando acciones encaminadas a lograr: el perfeccionamiento del sistema de ingresos a las máximas casas de estudios, mediante el Registro Único del Sistema Nacional de Ingreso a la Educación Superior; profundización del Sistema de Asignación de Becas; fortalecimiento de la Misión Alma Mater, como una de las vías para garantizar equidad social y espacios para educar en valores socialistas, realizando reformas curriculares y procurando los espacios físicos acordes con las características de cada institución, así como la transformación de veintinueve (29) institutos universitarios en universidades politécnicas y la creación de diez (10) nuevas universidades. Por otra parte, se desarrollarán políticas y estrategias de inclusión de los pueblos y comunidades indígenas a la educación superior; entre otras acciones.

En materia de salud, el Programa Nacional de Formación de Medicina Integral y Comunitaria, constituye uno de los proyectos que fortalece la Misión Barrio Adentro, ya que forma uno de los eslabones importantes que permitirá capacitar recurso humano, a través de los cursos de Pre-médico y cursos profesionales que se dictan en los escenarios de formación docente asistencial.

En cuanto a infraestructura hospitalaria, se continuará con la remodelación integral de los hospitales a nivel nacional, así como la dotación e instalación de equipos de última tecnología. Por otra parte, la Misión Barrio Adentro II, estará orientada a la construcción de nuevos centros de diagnóstico integral, salas de rehabilitación y centros de alta tecnología.

- **Desarrollo estructural regional y local del país**

Los planes regionales, estadales y locales deben responder a las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007 - 2013, a fin de aprovechar las potencialidades nacionales para lograr una distribución equilibrada y sostenible de las actividades productivas, las inversiones y la población a lo largo del territorio nacional, reorientando al mismo tiempo, los recursos y fuerzas sociales, económicas y políticas del país para alcanzar formas justas en la distribución territorial del ingreso, sobre la base de las potencialidades y especificidades de cada región.

Para ello, el Gobierno Bolivariano ha venido trabajando a nivel legal a través de las recientes reformas introducidas en la Ley del Fondo Intergubernamental para la Descentralización y en la Ley de Asignaciones Económicas Especiales, así como la aprobación de la Ley de los Consejos Comunales y la Ley para la Promoción de la Pequeña y Mediana Industria y Unidades de Propiedad Social, entre otros instrumentos jurídicos de gran impacto social, que amplían el espacio de participación de las comunidades, previsto en la Constitución y, fortalecen el proceso de descentralización al trascender su esquema ortodoxo, transfiriéndole todo el poder a los ciudadanos.

A su vez, se han ideado mecanismos a fin de impulsar una gestión y administración racional del ordenamiento territorial urbano regional (Ejes Norte-Costero, Norte-Llanero, Apure-Orinoco, Oriental y Occidental), a través de sus diferentes niveles de Gobierno, mediante el ordenamiento de tierras agrícolas, áreas protegidas, áreas bajo régimen especial, territorios indígenas, y desarrollo sustentable del mar territorial y de otros espacios acuáticos, en función de fortalecer la integración territorial y la soberanía nacional.

Para el año 2009, se aplicarán esfuerzos sostenidos y coherentes que involucren a las Gobernaciones y Alcaldías, en materia de gestión pública, planificación estratégica y movilización de actores políticos y fuerzas sociales con visión geoestratégica compartida, para construir las bases sobre las cuales estamos transitando hacia esa nueva organización socio-territorial, que permita la movilización integral de patrimonios, recursos de poder y capacidades endógenas de fuerzas sociales, agentes de desarrollo y actores políticos que conforman el bloque nacional popular bolivariano, con la puesta en práctica de políticas públicas, coherentes con los principios constitucionales de integración territorial, cooperación, solidaridad, concurrencia y corresponsabilidad entre los diferentes niveles de Gobierno y la sociedad, organizada de manera protagónica y participativa en instancias constituidas para tal fin.

En este sentido, los Consejos Comunales se erigen como instancias de participación, articulación e integración entre las diversas organizaciones comunitarias, grupos sociales y ciudadanos, que permiten la participación directa en la gestión de las políticas públicas y proyectos orientados a responder a las necesidades y aspiraciones de las comunidades.

De esta forma, se consolida un sistema de gobierno, donde los propios ciudadanos son el motor dinamizador de los proyectos de su localidad y son los gestores de las políticas y proyectos públicos, ejerciendo acciones de contraloría social, fiscalización, control y supervisión del manejo de los recursos del Consejo Comunal, así como sobre los proyectos de inversión pública presupuestados y ejecutados por el Gobierno Nacional, regional o municipal.

Así mismo, los gobiernos estadales y municipales continuarán apoyando el desarrollo de las Unidades de Producción Socialista (UPS), Empresas de Producción Social (EPS), los procesos de creación y consolidación de las misiones.

Por otra parte, la coordinación entre los gobiernos regionales con las Fundaciones para el Desarrollo de la Ciencia y la Tecnología a nivel regional (Fundacites), bajo el marco del Plan Nacional de Ciencia y Tecnología e Innovación de Venezuela, permitirá la instrumentación de importantes actividades relacionadas con: la identificación de las capacidades existentes en cada región del país, a objeto de garantizar su socialización y promoción del equilibrio regional; la formación de redes de conocimiento vinculadas a los problemas de la sociedad; la articulación interinstitucional para lograr el desarrollo local y regional, a través de la asignación de recursos financieros dirigidos a potenciar el modelo de economía social; la eficiencia de las políticas públicas; y el uso de la Tecnología de Información y Comunicación (TIC) en el proceso de democratización y articulación de redes de conocimiento, para difundir de manera masiva el conocimiento de la ciencia, tecnología e innovación.

4.2.5 Vinculación presupuestaria a los Lineamientos del Plan Operativo Anual (POAN)

El presupuesto de gastos y aplicaciones financieras de la República, constituye un instrumento de la gestión gubernamental, que permite concretar las directrices estratégicas establecidas en los Lineamientos Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, que se enmarca dentro del Proyecto Nacional Simón Bolívar 2007-2021; empleando la técnica de presupuesto por proyecto.

La aprobación de estos proyectos está bajo la tutela del Ministerio del Poder Popular para la Planificación y Desarrollo (Mpppd), órgano responsable de mantener la coherencia de la planificación en el corto plazo, a través del Plan Operativo Anual (POAN).

Los nuevos lineamientos incorporados al Plan Operativo Anual 2009, fueron los siguientes:

- La obligatoriedad de declarar la actividad estadística como proyectos dentro del POAN

- La Presentación de proyectos o acciones específicas destinadas a fomentar la conciencia del deber social, mediante el trabajo comunitario o servicio voluntario de los trabajadores y trabajadoras

- La inclusión de al menos un proyecto que contenga la perspectiva de género, como iniciativa para sensibilizar y potenciar las capacidades de funcionarios y funcionarias del sector público hacia el tratamiento de la igualdad y equidad de género

- La articulación social con el entorno, en el cual estén localizados los proyectos, con miras a generar un impacto positivo en las comunidades

- Cumplimiento del Plan de Simplificación de los Trámites Administrativos de los procesos medulares, a fin de mejorar la calidad de los servicios y reducir los tiempos de respuesta; en observancia del Decreto con Rango, Valor y Fuerza de Ley de Simplificación de Trámites Administrativos

- Revisión de la correspondencia entre los proyectos y el marco legal aprobado por el Ciudadano Presidente de la República, en los 26 Decretos con Rango, Valor y Fuerza de Ley que se decretaron dentro de los poderes otorgados por la Ley Habilitante, según Gaceta Oficial de la República Bolivariana de Venezuela, Número Extraordinario 5.889, 5.890, 5.891, 5.892 del 31/07/2008.

En términos generales, para la asignación presupuestaria se procedió al establecimiento del límite de incremento porcentual, sobre la base del presupuesto aprobado para el 2008, de forma tal, que la asignación de la cuota para cada Organismo y Ente, estuviese ajustada de acuerdo a la realidad de su ejecución y nuevos proyectos a emprender.

El presupuesto de la República y Entes descentralizados sin fines empresariales, recoge un total de 1.423 proyectos y acciones centralizadas, que suman la cantidad de Bs. 194.133,9 millones, de los cuales:

- 593 proyectos y acciones centralizadas corresponden a la República, por Bs. 162.871,6 millones

- 815 proyectos y acciones centralizadas, serán ejecutadas por parte de los Entes, y cuyo financiamiento depende de los recursos propios de cada Organismo, por un total de Bs. 26.659,7 millones

- 15 proyectos presupuestarios que encierran las asignaciones de los 35 proyectos contemplados en la Ley Especial de Endeudamiento para el año 2009, por la cantidad de Bs. 4.602,6 millones.

Adicional a ello, durante el año 2009 se trabajará con el Plan de Inversión a Corto Plazo, a través del Banco de Proyectos del Mpppd, que contiene un total de 302 proyectos. Para ello, se organizará un cronograma de solicitudes de créditos adicionales, de forma tal que permita tomar las previsiones financieras a las que hubiere lugar. Por otra parte, el financiamiento de estas solicitudes de créditos dependerá de los ingresos adicionales de los cuales disponga el Ejecutivo Nacional a la fecha.

De acuerdo a los criterios establecidos por el Mpppd en la aprobación de proyectos para el año 2009, las directrices estratégicas que abarcan la mayor proporción de los proyectos, están referidas a la Construcción de la Suprema Felicidad (51,7%), el Establecimiento de un Nuevo Modelo Productivo Socialista (17,6%) y la Profundización de la Democracia Protagónica y Revolucionaria (13,2%). Es importante destacar, que dentro de la estructura del presupuesto por proyectos, las acciones centralizadas (categoría presupuestaria que permite la administración de los recursos asignados a los gastos que garantizan el funcionamiento de la Institución; y el cumplimiento de otros compromisos del Estado), representan una proporción del 1,4% de la referida estructura.

A continuación, se muestra el gráfico que recoge la distribución porcentual de proyectos, según directriz estratégica:

Gráfico N°4-2
Asignación de Proyectos por Directrices Estratégicas
(Estructura porcentual)
Año 2009


Construcción de la Suprema Felicidad 51,7%
Desarrollo de la Nueva Ética Socialista 3,4%
Profundización de la Democracia Protagónica Revolucionaria 13,2%
Convertir a Venezuela en una Potencia Energética Mundial 2,9%
Establecimiento de un Modelo Productivo Socialista 17,6%
Avanzar hacia la Nueva Etapa en la Geopolítica Internacional 1,3%
Construcción de una Nueva Geopolítica Nacional 8,5%
Acciones centralizadas 1,4%

A continuación, se realiza una breve enumeración de los proyectos que obtuvieron mayor asignación presupuestaria de acuerdo con las directrices estratégicas referidas:

- **Construcción de la Suprema Felicidad**

  Dentro de esta directriz, el 51,4% de los créditos presupuestarios por proyecto, serán ejecutados directamente por cada Ministerio. Según las asignaciones acordadas, destacan los siguientes proyectos:

  - Apertura del Año Escolar
  - Programa Alimentario Escolar (PAE)
  - Estrategia para la Reducción de la Mortalidad Infantil y Materna, a través de la Captación y Atención de Niños, Niñas y Adolescentes, Mujeres en todas las Etapas de la Vida y Hombres
  - Información y Dotación de Recursos Didácticos y de Tecnología, para el Desarrollo Democrático del Sistema Educativo Bolivariano
  - Innovación Tecnológica y Producción Socialista
  - Superintendencia Nacional de Silos, Almacenes y Depósitos Agrícolas

- Fortalecimiento de la Red Ambulatoria Convencional para Mejorar la Calidad de Atención a la Población
- Fortalecimiento de las Relaciones de Trabajo en el Marco de la Defensa del Derecho Laboral Individual, a través de las Inspectorías del Trabajo de Ámbito local
- Atención Integral de Patologías de Alto Costo con énfasis en la Promoción de Estilos de Vida Saludable, Prevención y Control de las Enfermedades Crónicas no Transmisibles más frecuentes
- Atención Inmediata y Continua a la Población Indígena en condición de extrema vulnerabilidad, asentada en el Territorio Nacional
- Promover y Regular la Negociación Colectiva
- Consolidación de Políticas Públicas contra la Producción, Tráfico, Legitimación de Capitales y Consumo Ilícito de Drogas en Venezuela
- Comunidad Segura y Vida Plena
- Capacitación y Formación de Personal Especializado en el Campo de la Seguridad a Nivel Nacional
- Optimización de los Servicios que Componen la Red Asistencial del Sistema Público Nacional de Salud, para atender integralmente a la Población
- Formación Deportiva
- Promover el Registro de Organizaciones Sindicales
- Adecuación y Mantenimiento de la Plataforma Tecnológica del Ministerio para el Poder Popular para Relaciones Interiores y Justicia (Mppri) - Fase II
- Participación Popular y Contraloría Social sobre la Cadena de Producción y Distribución de Bienes y Servicios
- Consolidación de la Formación en la Modalidad de las Artes y Capacitación en el Trabajo Cultural Comunitario
- Fortalecimiento del Modelo de Producción Socialista a través de las Agencias de Empleo
- Poder Deportivo Comunal, entre los más resaltantes.

Por otra parte, el 48,7% de los recursos asignados por el Ejecutivo a esta directriz, están referidos a las transferencias a los entes descentralizados, para que sean los encargados de desarrollarla. En este sentido, las asignaciones por proyectos realizadas por los Entes y que contribuyen al logro de esta directriz, la recogen principalmente los siguientes proyectos:

- Modernización del Sistema de Afiliación, Recaudación y Fiscalización para el Acceso a la Seguridad Social

- Fortalecimiento del Servicio de Asistencia Médica Integral de manera Universal, Solidaria y Gratuita
- Recursos para el Financiamiento de Programas y Proyectos del Sistema Nacional de Vivienda y Hábitat
- Equidad, Transparencia y Eficiencia en los Procesos Administrativos Financieros de las Universidades Nacionales
- Administración de los Recursos del Fondo de Pensiones del Personal Militar de la Fuerza Armada Nacional Bolivariana (FANB)
- Pasaje Preferencial Estudiantil
- Protección e Inclusión Integral de las Madres y sus Familias en condición de Pobreza Extrema
- Fortalecimiento de la Atención: Integral al Adulto y Adulta Mayor y otras Categorías de Personas, como Compromiso Social y Humanista con la Nación
- Atención Asistencial a los Afiliados, Beneficiarios y Comunidad en General
- Tramitación y Pago de Prestaciones Sociales de los Organismos de la Administración Central
- Concesión de Créditos y Préstamos, a los Sectores de Educación y Vivienda.
- Formación y Capacitación Integral de Jóvenes y Adultos participantes de la Misión Che Guevara, en contribución a la Economía Socio Productiva del País
- Mercal Máxima Protección
- Asistencia Económica bajo la modalidad de Becas para Estudios de Pre-Grado y Post-Grado Nacional e Internacional, dirigidos a Estudiantes de los Estratos Sociales más bajos a Nivel Nacional
- Desarrollo de Programas Nacionales de Formación Integral, dirigidos a Universalizar la Educación Superior e Incorporar a Ciudadanos y Ciudadanas en condición de Excluidos
- Fortalecimiento de la Red Nacional de Coros, Orquestas Juveniles e Infantiles, y Talleres Artesanales de Instrumentos Musicales, como Espacios al Servicio del Compromiso Socialista y Humanitario con la Nación
- Administración de los Recursos del Fondo del Cuidado Integral de la Salud del Personal Militar de la FANB y familiares inmediatos (CIS)
- Mantenimiento, Mejoras y Equipamiento de Centros Asistenciales de Salud y Unidades Administrativas
- Fortalecimiento de la Atención Integral de Calidad a Niños y Niñas de 0 a 6 Años de Edad, Familias y Comunidad
- Construir, Ampliar y Mejorar las Edificaciones Educativas

- Alfabetización y Prosecución al Sexto Grado de Jóvenes y Adultos "Simón Rodríguez" (Misión Robinson)
- Formación de Pre-Grado en Carreras Largas
- Construcción de Viviendas en la Zona de Desarrollo de Guayana (ZDG)
- Atención Integral a los Pacientes que acuden a los servicios prestados por el Servicio Autónomo Hospital Universitario de Maracaibo
- Atención Integral, Oportuna y Gratuita al Paciente que ingresa a los diferentes Servicios Médicos del Hospital Universitario de Caracas
- Desarrollo Urbanístico Sector Campo Alegre-Maracay
- Formación de Docentes
- Fortalecimiento de la Infraestructura del Ipasme
- Desarrollo y Mejoramiento de Espacios Educativos (Aldeas Universitarias) orientados hacia la Municipalización de la Educación Superior
- Nutrición para la Vida
- Consolidación de la Red Ambulatoria Especializada (Centros de Diagnóstico Integral, Salas de Rehabilitación Integral y Centros de Alta Tecnología), en el Marco de Barrio Adentro II; entre los más destacado.

- **Establecimiento de un Modelo Productivo Socialista**

Dentro de esta directriz, el 66,2% de los créditos presupuestarios por proyecto, serán ejecutados directamente por cada Ministerio. Según las asignaciones acordadas destacan los siguientes proyectos:

- Coordinar, controlar, registrar y planificar la gestión financiera del Tesoro Nacional, a fin de mejorar la efectividad, eficiencia y transparencia de la gestión pública, en función de la distribución de los ingresos para el cumplimiento de los objetivos y estrategias de desarrollo nacional
- Fortalecimiento y aplicación de los mecanismos de lucha antimonopólica ajustados al nuevo modelo productivo endógeno
- Construcción, rehabilitación y mantenimiento de la vialidad agrícola a nivel nacional
- Registro y control de la inversión productiva
- Plan de recuperación turística de Choroní
- Plan de Desarrollo Sustentable de la actividad turística estadal
- Sistema de Información y Administración de Divisas (SIAD) - II Fase
- Adecuación física y tecnológica de la sede de Ministerio del Poder Popular para las Telecomunicaciones y la Informática (Mppti).- Fase II

- Plan progresivo de migración y uso de nuevas tecnologías de software libre de la plataforma del Ministerio del Poder Popular para la Energía y Petróleo (Mppenpet)
- Readecuar la Comisión Antidumping y Sobre Subsidios al modelo productivo socialista
- Fortalecer la economía comunal mediante la asistencia y el acompañamiento en la comercialización de los bienes y servicios producidos por las cooperativas y otras formas asociativas
- Actualización de cuentas nacionales
- Sistema estadístico de seguimiento, control y gestión de la economía comunal
- Desarrollo y optimización de las aplicaciones informáticas que automaticen los procesos inherentes a los servicios de la ONT
- Fortalecimiento de la plataforma tecnológica institucional
- Seguimiento y control a la gestión operativa, económica y financiera de titulares y/o beneficiarios de derechos mineros
- Modernización y fortalecimiento en los procesos de administración de derechos mineros de la Dirección General de Concesiones Mineras
- Fortalecimiento de la gestión de las Unidades de Desarrollo Industrial y Comercial para el desarrollo endógeno
- Identificación, análisis, seguimiento y cierre de proyectos de financiamiento multilateral y de cooperación técnica internacional
- Formación de talento en ciencia, tecnología e innovación; entre los más destacados.

El 33,8% de los recursos asignados por el Ejecutivo a esta directriz están destinados a transferencias para los entes descentralizados, a fin de ellos sean los encargados de desarrollarla. En este sentido, las asignaciones por proyectos realizadas por los Entes y que contribuyen al logro de esta directriz, la recogen principalmente los siguientes proyectos:

- Plan Evasión Cero
- Financiamiento programado plan integral de desarrollo agrario nacional socialista hacia la incorporación del poder comunal
- Plan Contrabando Cero
- Construir, mejorar y mantener las principales autopistas y/o vías expresas del territorio nacional - continuación del proyecto
- Construir, mejorar y mantener las carreteras y/o vías expresas a nivel nacional - continuación del proyecto
- Financiamiento a las Pymis, cooperativas y unidades de producción que contribuyan al fortalecimiento de la economía productiva socialista

- Investigación científico tecnológica en áreas prioritarias para el desarrollo integral de la Nación
- Desarrollar y consolidar fundos zamoranos
- Financiar proyectos de investigación y desarrollo, en áreas prioritarias de la ciencia y la tecnología
- Desarrollo de capacidades para la producción de semilla de alta calidad
- Desarrollo de la cadena de valor y el tejido agroindustrial socialista
- Supervisión bancaria
- Fortalecimiento de la actividad aseguradora en el país
- Dotación y equipamiento tecnológico para los Planes Evasión Cero y Contrabando Cero
- Proyecto integral agropecuario
- Servicios portuarios y de almacén
- Mecanismos efectivos para el control y seguimiento de las acciones de los Fondos Mixtos Estadales
- Financiamiento a la innovación en los sectores productivos, sociales, pequeñas y medianas empresas y la innovación popular
- Recuperación auxilios financieros
- Impulsar la investigación y desarrollo para la generación de la innovación tecnológica
- Generación, divulgación y aplicación del conocimiento
- Educación popular para la construcción socialista de redes comunales socio-productivas
- Continuar con la modernización, adecuación y ampliación de espacios físicos y operacionales en el territorio nacional
- Sistema de Atención Integral Socialista basado en la economía productiva
- Sistema Nacional de Estadísticas e Indicadores de Ciencia, Tecnología e Innovación (Snicti)"
- Apropiación social de las tecnologías de información y comunicación para el fortalecimiento del poder popular.

- **Profundización de la Democracia Protagónica Revolucionaria**

Para esta directriz, el 50,3% de los créditos presupuestarios por proyecto, serán ejecutados directamente por cada Ministerio. Según las asignaciones acordadas destacan los siguientes proyectos:

- Elecciones y/o Consultas año 2009
- Jornada de Actualización del Registro Electoral año 2009
- Campaña de incentivo de los valores para la participación democrática
- Rehabilitación, restauración, acondicionamiento y reorganización administrativa del Ministerio del Poder Popular para Relaciones Exteriores (Mppre)
- Plan de la Fiscalización Electoral y de la Promoción de la Participación Política
- Formación académica y profesionalización del funcionario público en administración de procesos electorales
- Actualización de la plataforma administrativa del Poder Electoral
- Implementación del Plan Nacional de Adiestramiento, Educación e Información Electoral (Cepae) para la participación política
- Sistema Nacional de Gerencia y Administración del Registro Civil
- Adecuación del Sistema de Información y Orientación de la Participación Política (Siopp)
- Supervisión y fiscalización del Sistema Nacional de Identificación y Registro Civil
- Plan Nacional de Auditorias del Financiamiento de las Campañas Electorales y de las Organizaciones con Fines Políticos Año 2009
- Remodelación del centro de datos principal
- Oficina de Atención Ciudadana
- Desarrollo e implementación del Sistema Integrado de Bienes, Obras y Servicios (Sibos)
- Análisis y Desarrollo de los procesos de la Administración Financiera Pública
- Creación de la unidad de estadística del Ministerio del Poder Popular para los Pueblos Indígenas (Mpppi)
- Implantación y consolidación del Sistema de Gestión Financiera de los Recursos Humanos (Sigefirrhh)
- Implantar y difundir el Sistema de Información para el Registro Nacional de Organizaciones Sindicales y Gremiales ante el CNE, entre las más importantes.

El 49,7% de los recursos asignados por el Ejecutivo a esta directriz están destinados a transferencias para los entes descentralizados, a fin de que ellos sean los encargados de desarrollarla. En este sentido, las asignaciones por proyectos realizadas por los Entes y que contribuyen al logro de esta directriz, la recogen principalmente los siguientes proyectos:

- Financiamiento a través de la transferencia de los recursos a los proyectos comunitarios, sociales, socio-productivos y programas especiales correspondientes a los Consejos Comunales (CC)
- Implantación de la Plataforma Tecnológica para mejorar la gestión del Servicio Registral y Notarial Venezolano.(Fase II)
- Promoción de la participación y el ciclo comunal para el fortalecimiento del poder popular
- Plan Nacional de implementación de nueva licencia, matriculación del parque automotor y fortalecimiento del resguardo, custodia y automatización de expedientes de vehículos y conductores
- Atención integral a los Consejos Comunales para el impulso de la gestión comunal
- Garantizar el cumplimiento de las obligaciones del Fondo de Responsabilidad Social
- Revisión, rectificación y reimpulso de la Televisora Venezolana Social (TVes)
- Construcción, rehabilitación y fortalecimiento de las instalaciones adscritas al Inttt. a nivel nacional
- Mantenimiento de la red vial del país
- Expansión de la señal satelital de Colombeia TV y el circuito radial Colombeia (Fase I)
- Mesas de energía y gas
- Etapa final del proceso de modernización del Servicio Autónomo Imprenta Nacional y Gaceta Oficial y su conversión en Complejo Editorial Bolivariano
- Cédula electrónica
- Promocionar la marca Venezuela y sus atractivos turísticos en el mercado nacional e internacional
- Fortalecimiento, modernización tecnológica y promoción de la Fundación Misión Sucre
- Difusión del trabajo inherente de la Asamblea Nacional
- Generar la estructura institucional para el fortalecimiento operativo del sistema nacional de planificación
- Continuación del Proyecto para el fortalecimiento de la presencia regional de Conatel en todo el territorio nacional

- Fortalecer la participación e interés colectivo, a través de la eficacia informativa de la Agencia Bolivariana de Noticias
- Producción de programas y noticieros de la realidad nacional e internacional
- Implantación de un Sistema de Control del Transporte Terrestre con equipos de avanzada
- Capacitación y ocupación laboral de la población penal
- Promoción y formación del poder popular para la defensa de la vida y la salud en el trabajo y la protección del ambiente
- Generación de capacidades para la transversalización de la perspectiva de Género en los cinco poderes públicos
- Sistema de información estadística integrado para el desarrollo de las Pymis, cooperativas y otras Unidades de Producción Socialista (UPS) en el marco del fortalecimiento de la economía productiva socialista
- Red de la diversidad cultural
- Formación de productores y productoras rurales, en el marco de la transferencia de competencias de la gestión pública al poder popular en la formación, actualización y control del Registro Agrario Nacional.
- Modernización de la Plataforma Tecnológica del Estado Apure - Fase I (Convenio Integral de Cooperación Cuba-Venezuela 2008)
- Fomento de la actividad acuícola en fundos zamoranos. Primera Fase
- Mantenimiento de las plantas retransmisoras AM y FM de RNV, en todo el territorio nacional
- Fomento y fortalecimiento de la participación protagónica con perspectiva de género de las mujeres
- Uso y Aplicación de las TICs para el mejoramiento de la gobernabilidad y aumento de la soberanía tecnológica - Fase II (Convenio Integral de Cooperación Cuba-Venezuela)
- Consolidación, valoración y visualización del pensamiento científico, tecnológico y socio-político de Venezuela
- Tecnologías de información y comunicación en apoyo a los servicios de salud (Misión Barrio Adentro y Servicios de Deporte - Misión Deportiva Cubana). Fase III
- Uso de tecnologías de información para el ejercicio del poder comunal
- Gestión de ciencia, tecnología e innovación en varios estados del País
- Formación y capacitación del funcionario público para contribuir significativamente con el desarrollo del proyecto político nacional

- Digitalización del Fondo Documental
- Modelo integral de supervisión bancaria y otras instituciones financieras adaptado a estándares internacionales
- Automatización del proceso de recolección de datos estadísticos de Ipostel, entre las más destacadas.

4.2.6 Incorporación del principio de equidad de género a la técnica de presupuesto por proyecto

Dentro de la construcción del desarrollo sostenible e incluyente, el Ejecutivo Nacional viene aplicando un conjunto articulado e interdependiente de políticas que permitan la inclusión social. A pesar de los avances concretados en los años de Gobierno Revolucionario, los problemas en esta materia que aún persisten son de carácter grave y urgente, por lo que constituyen una de las metas de concreción inquebrantable dentro de la política de administración y asignación de recursos.

La concreción de la inclusión social abarca un espectro bastante amplio dentro del quehacer social, que toca la democracia participativa (entendida como la reciprocidad ciudadana con su entorno), la justicia y equidad social; aspectos en los cuales la educación y la formación para el trabajo, constituyen pilares fundamentales a levantar.

La justicia y equidad social, vista desde el plano laboral reclama compromisos y acción sistemática de todos los actores involucrados; es una socialización de esfuerzos en procura de contribuir a incrementar y perfeccionar el desarrollo profesional y personal en las oportunidades de inserción laboral, y en especial de las organizaciones de trabajadores(as), empresarios(as) y Estado.

Estos compromisos se entienden, como las posibilidades de acceso al trabajo decente, mediante la adaptación del amplio abanico de competencias personales y sociales, a las nuevas condiciones y exigencias de la producción, manteniendo a su vez correspondencia con las necesidades y capacidades de los ciudadanos.

La incorporación del principio de equidad de género al presupuesto por proyecto, busca que el diseño y la gestión de las políticas públicas, esté comprometida en la promoción de la igualdad de oportunidades, para el hombre y la mujer; en la construcción de una sociedad más integradora y equitativa, especialmente, en todo lo referido a trabajo, formación y asistencia; ya que constituyen el punto de encuentro entre las necesidades y posibilidades del sistema productivo y de quienes producen, es decir, hombres y mujeres que forman la patria.

La incorporación de proyectos y de metas sensibles al género en el presupuesto, constituye una herramienta de gestión pública con un criterio matricial, que abarca asistencia por género a todos los niveles (niño/a, adolescente, adulto y adulto mayor), en diversos aspectos del quehacer social (alumnos, amas de casa, militar, etc.), en diferentes extractos sociales (indigentes, hogares pobres, hogares medios, etc.) y por espacios geográficos del País.

Así, se puede abordar desde la Administración Pública las metas con un enfoque más integral y equitativo, a concretar por género, tales como: el proceso de desarrollo rural, atención a la juventud, fortalecimiento de la formación técnica y profesional de mujeres de bajos ingresos, información y comunicación por género, etc.

Por otra parte, el principio de equidad de género en el presupuesto público es una herramienta concreta que robustece la obligación del gobierno frente a la ciudadanía y demuestra la búsqueda de una gestión pública más eficiente; y al mismo tiempo permite que la equidad se convierta en objetivo e indicador de gestión económica, mejorando así la rendición de cuentas.

Para el año 2009, se inicia un nuevo capítulo de la concepción de política fiscal pro-equidad de género en Venezuela, presupuestándose a nivel de la República 77 proyectos sensibles al género, cuyas metas establecen beneficiar a una población de 13.346.172 ciudadanos y 13.393.115 ciudadanas.

En cuanto a los entes descentralizados sin fines empresariales, contemplan un total de 834 proyectos sensibles al género, con metas que buscan beneficiar a 12.810.480 personas del sexo masculino y 13.932.738 del sexo femenino.

De igual manera, se utiliza la oportunidad que presenta la formulación presupuestaria de la Administración Pública Nacional (APN), para levantar los diagnósticos de los trabajadores, referente al equilibrio de género a nivel de cargos y remuneraciones.

Esta información posteriormente, es utilizada por las instituciones acreditadas en la materia conjuntamente con el Ministerio del Poder Popular para la Planificación y Desarrollo (Mpppd), a fin de que permitan emprender las acciones y correctivos necesarios.

A continuación se exponen los resultados obtenidos del levantamiento de la discriminación de número de cargos por género y las remuneraciones promedio, como nuevo elemento de estudio dentro de la información suministrada por cada uno de los organismos de la APN.

RESUMEN DE CARGOS POR TIPO DE GÉNERO DE LOS ÓRGANOS DE LA REPÚBLICA - AÑO 2009
INCLUYE AL MINISTERIO DEL PODER POPULAR PARA LA DEFENSA

	(Número de Personas)				(Promedio Mensual en Bs.)			
Cargos	Masculino	Femenino	Vacantes	Cantidad	Básico	Compen.	Primas	Total
Personal fijo a tiempo completo	**287.495**	**353.740**	**28.153**	**669.388**	**18.296**	**1.001**	**3.177**	**22.474**
Directivo	3.324	3.554	1.076	7.954	4.762	76	1.936	6.774
Parlamentario	157	26	0	183	5.378	0	0	5.378
Profesional y técnico	21.388	37.015	7.878	66.281	1.912	378	419	2.709
Personal administrativo	40.162	69.074	9.844	119.080	1.075	325	178	1.578
Personal docente	37.250	146.948	3.266	187.464	813	0	409	1.222
Personal de investigación	30	15	1	46	614	0	42	657
Personal médico	4.311	4.392	452	9.155	1.717	12	79	1.808
Personal militar	101.000	25.050	0	126.050	1.228	0	65	1.293
Obrero	79.873	67.666	5.636	153.175	797	210	48	1.055
Personal fijo a tiempo parcial	**56.628**	**89.789**	**8.588**	**155.005**	**2.393**	**224**	**364**	**2.980**
Profesional y técnico	332	524	71	927	535	135	170	840
Personal administrativo	105	54	5	164	136	14	38	188
Personal docente	56.069	89.102	8.478	153.649	970	0	93	1.063

RESUMEN DE CARGOS POR TIPO DE GÉNERO DE LOS ÓRGANOS DE LA REPÚBLICA - AÑO 2009
INCLUYE AL MINISTERIO DEL PODER POPULAR PARA LA DEFENSA

	(Número de Personas)				(Promedio Mensual en Bs.)			
Cargos	**Masculino**	**Femenino**	**Vacantes**	**Cantidad**	**Básico**	**Compen.**	**Primas**	**Total**
Personal médico	122	109	34	265	752	74	62	889
Personal contratado	**13.110**	**15.742**	**4.170**	**33.022**	**14.101**	**0**	**0**	**14.101**
Directivo	76	92	29	197	5.083	0	0	5.083
Profesional y técnico	6.953	8.253	1.460	16.666	2.014	0	0	2.014
Personal administrativo	4.025	4.949	2.322	11.296	1.700	0	0	1.700
Personal docente	244	429	122	795	1.100	0	0	1.100
Personal de investigación	30	32	0	62	1.096	0	0	1.096
Personal médico	374	885	0	1.259	2.066	0	0	2.066
Obrero	1.408	1.102	237	2.747	1.041	0	0	1.041
Totales	**357.233**	**459.271**	**40.911**	**857.415**	**34.790**	**1.225**	**3.541**	**39.556**

RESUMEN DE CARGOS POR TIPO DE GÉNERO DE LOS ÓRGANOS DE LA REPÚBLICA - AÑO 2009
EXCLUYE AL MINISTERIO DEL PODER POPULAR PARA LA DEFENSA

	(Número de Personas)				(Promedio Mensual en Bs.)			
Cargos	**Masculino**	**Femenino**	**Vacantes**	**Cantidad**	**Básico**	**Compen.**	**Primas**	**Total**
Personal fijo a tiempo completo	**173.624**	**310.622**	**25.971**	**510.217**	**17.126**	**996**	**3.141**	**21.263**
Directivo	3.322	3.554	1.076	7.952	4.762	76	1.937	6.776
Parlamentario	157	26	0	183	5.378	0	0	5.378
Profesional y técnico	20.060	33.102	6.919	60.081	1.993	375	452	2.819
Personal administrativo	38.496	64.210	9.198	111.904	1.090	323	181	1.595
Personal docente	36.912	146.375	3.261	186.548	810	0	410	1.220
Personal de investigación	30	15	1	46	614	0	42	657
Personal médico	3.778	3.634	316	7.728	1.700	3	70	1.773
Personal militar	0	0	0	0	0	0	0	0
Obrero	70.869	59.706	5.200	135.775	780	218	48	1.045
Personal fijo a tiempo parcial	**56.035**	**89.119**	**8.207**	**153.361**	**2.843**	**332**	**209**	**3.384**
Profesional y técnico	262	385	5	652	429	176	116	721
Personal administrativo	0	2	0	2	610	0	0	610
Personal docente	55.731	88.700	8.178	152.609	970	0	93	1.063
Personal médico	42	32	24	98	834	156	0	990
Personal contratado	**12.500**	**14.334**	**3.124**	**29.958**	**15.751**	**0**	**0**	**15.751**
Directivo	76	92	29	197	5.083	0	0	5.083
Profesional y técnico	6.883	8.136	1.422	16.441	2.030	0	0	2.030

RESUMEN DE CARGOS POR TIPO DE GÉNERO DE LOS ÓRGANOS DE LA REPÚBLICA - AÑO 2009
EXCLUYE AL MINISTERIO DEL PODER POPULAR PARA LA DEFENSA

	(Número de Personas)				(Promedio Mensual en Bs.)			
Cargos	**Masculino**	**Femenino**	**Vacantes**	**Cantidad**	**Básico**	**Compen.**	**Primas**	**Total**
Personal administrativo	3.689	4.303	1.314	9.306	2.006	0	0	2.006
Personal docente	190	199	122	511	1.261	0	0	1.261
Personal de investigación	30	32	0	62	1.096	0	0	1.096
Personal médico	280	509	0	789	3.228	0	0	3.228
Obrero	1.352	1.063	237	2.652	1.048	0	0	1.048
Totales	**242.159**	**414.075**	**37.302**	**693.536**	**35.720**	**1.328**	**3.350**	**40.398**

RESUMEN DE CARGOS POR TIPO DE GÉNERO DE LOS ENTES DESCENTRALIZADOS
FUNCIONALMENTE SIN FINES EMPRESARIALES AÑO 2009

	(Número de Personas)				(Promedio Mensual en Bs.)			
Cargos	**Masculino**	**Femenino**	**Vacantes**	**Cantidad**	**Básico**	**Compen.**	**Primas**	**Total**
Personal fijo a tiempo completo	**112.043**	**161.975**	**19.852**	**293.870**	**13.651**	**1.433**	**4.466**	**19.550**
Directivo	3.809	4.015	1.040	8.864	3.054	241	1.291	4.587
Profesional y técnico	45.711	80.631	9.297	135.639	1.090	92	320	1.502
Personal administrativo	19.272	34.985	4.699	58.956	888	92	301	1.281
Personal docente	10.807	11.247	622	22.676	2.256	121	501	2.878
Personal de investigación	653	548	16	1.217	1.976	119	954	3.049
Personal médico	976	1.354	321	2.651	1.694	69	340	2.103
Personal militar	6	0	0	6	1.875	585	506	2.966
Obrero	30.809	29.195	3.857	63.861	817	114	253	1.184
Personal fijo a tiempo parcial	**4.137**	**3.065**	**622**	**7.824**	**6.604**	**488**	**1.332**	**8.425**
Directivo	2	3	0	5	935	10	240	1.184
Profesional y técnico	308	188	12	508	795	197	448	1.440
Personal administrativo	83	67	40	190	552	9	81	642
Personal docente	3.589	2.666	535	6.790	934	10	97	1.041
Personal médico	76	115	30	221	1.771	261	287	2.319
Personal militar	10	18	0	28	1.101	0	164	1.265
Obrero	69	8	5	82	515	2	16	533
Personal contratado	**46.167**	**48.384**	**11.134**	**105.685**	**12.468**	**0**	**33**	**12.501**
Directivo	215	226	59	500	2.809	0	0	2.809
Profesional y técnico	8.544	10.727	4.666	23.937	1.722	0	16	1.739
Personal administrativo	9.448	11.822	1.730	23.000	991	0	6	997
Personal docente	24.025	23.382	3.119	50.526	1.023	0	0	1.023

RESUMEN DE CARGOS POR TIPO DE GÉNERO DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE SIN FINES EMPRESARIALES AÑO 2009								
	(Número de Personas)				(Promedio Mensual en Bs.)			
Cargos	**Masculino**	**Femenino**	**Vacantes**	**Cantidad**	**Básico**	**Compen.**	**Primas**	**Total**
Personal de investigación	186	178	695	1.059	1.820	0	0	1.820
Personal médico	145	240	124	509	3.281	0	10	3.291
Obrero	3.604	1.809	741	6.154	822	0	2	824
Totales	**162.347**	**213.424**	**31.608**	**407.379**	**32.724**	**1.921**	**5.831**	**40.476**

4.2.7 En materia de pasivos financieros

Los planes de reestructuración de deuda llevada a cabo por el Ejecutivo Nacional desde el año 2002, le ha permitido al País presentar progresivamente mejoras en las proporciones del saldo y servicio de deuda, en relación al PIB y a las exportaciones anuales; haciendo al País menos vulnerable frente a dificultades de los mercados internacionales, redundando en beneficios sobre la economía nacional.

La política de administración efectiva de la deuda pública revierte un beneficio sobre el servicio de la deuda pública del año 2009, ya que representa un manejo holgado dentro del presupuesto, gracias al menor peso, que cada vez representa el servicio de deuda sobre el mismo.

En este sentido, la liberación de los recursos anteriormente destinados al pago del servicio de deuda, han permitido encausar estos espacios, en el presupuesto, hacia programas en educación, salud, infraestructura y producción.

Respecto al manejo del servicio de deuda contemplada dentro del Proyecto de Ley de Presupuesto 2009, la misma asciende a la cantidad de Bs. 15.536,8 millones de los cuales Bs. 4.942,4 millones corresponden a la amortización y Bs. 10.594,4 millones a los intereses, incluyendo las comisiones y descuento en letras.

4.3 Pautas definidas para la formulación del presupuesto de gasto y aplicaciones financieras

- **Para los gastos de funcionamiento**

  Con el objetivo de garantizar el cumplimiento de los objetivos y metas del presupuesto, la formulación del presupuesto para el año 2009, estuvo apegada a los siguientes lineamientos:

  - Inclusión de las asignaciones necesarias para financiar la recurrencia del salario mínimo, tanto de los trabajadores activos, pensionados y jubilados, las prestaciones sociales por antigüedad y los demás compromisos laborales convenidos en los contratos colectivos, a fin de evitar insuficiencias presupuestarias en estos conceptos

  - Abstención en lo referente a la creación de nuevos cargos, suplencias, contratación de personal

- Revisión la política de becas, los gastos de representación, el otorgamiento de otras retribuciones y remuneraciones, y las asignaciones de horas extras

- Limitación del gasto en artículos de oficina, papelería, revistas y periódicos, combustibles y lubricantes

- Previsión de los recursos correspondientes al pago por concepto de los servicios básicos, y ajustar el consumo de acuerdo a lo presupuestado para tal fin, a objeto de evitar el endeudamiento con las empresas que suministran el servicio

- Restricción en los gastos por relaciones sociales, teléfono, electricidad, agua, publicidad, diversión y esparcimiento, propaganda, asesoría de imágenes, escoltas y las comitivas de viajes

- Ajuste de los programas sociales y de los gastos en compra de bienes y servicios de acuerdo a su capacidad de ejecución

- Certificación por parte de cada Ministerio, que los gastos operativos de los entes adscritos, están en su totalidad cubiertos en las transferencias asignadas. En este mismo orden, se debió revisar la política de otorgamiento de subsidios y ayudas a personas

- Privilegio y mejora en la calidad del gasto relacionado con los programas sociales, misiones y convenios de cooperación

- Correspondencia con la política del Estado en la asignación de transferencias, subsidios y donaciones al sector privado

- Prioridad en el mantenimiento y reparaciones menores de equipos e infraestructura

- Presentar cronograma de pagos de las deudas pendientes por concepto de servicios básicos prestados por las empresas públicas.

Para los gastos de inversión

En la conformación del Programa Operativo Anual Nacional (POAN), tienen alta preferencia los proyectos en ejecución, especialmente los que finalizan en el año 2009, los cuales se alistan a las directrices estratégicas referidas en el capítulo 3 del presente documento.

Los lineamientos trazados en materia de asignación presupuestaria para gastos de inversión están referidos a:

- Priorizar la continuación y culminación de obras y proyectos que están en ejecución

- Privilegiar aquellos proyectos que representen un efecto multiplicador importante en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno

- Minimizar las adquisiciones y remodelaciones de inmuebles, bienes y equipos audiovisuales, vehículos automotores y obras de arte.

Teniendo en consideración las especificaciones detalladas anteriormente, en materia de: política de asignación de los recursos, en pro de la consecución del POAN, y los ajustes definidos para la formulación del presupuesto de gastos y aplicaciones financieras; se logra definir un Proyecto de Presupuesto de la República para el ejercicio fiscal 2009 de Bs. 167.474,2 millones, que representan el 23,7% del Producto Interno Bruto (PIB).

El financiamiento del mismo está conformado por recursos ordinarios por Bs. 155.145,0 millones equivalentes al 22,0% del PIB; proyectos por endeudamiento Bs. 4.602,6 millones (0,7% PIB); deuda pública Bs. 7.640,5 millones (1,1% PIB) y otras fuentes por Bs. 86,1 millones.

El total del presupuesto se distribuye de la siguiente manera: Bs. 101.407,4 millones (14,4% del PIB) para los gastos administrables, Bs. 61.378,1 millones (8,7% del PIB) para las asignaciones predeterminadas por la Constitución y las leyes, Bs. 4.602,6 millones (0,7% del PIB) para proyectos por endeudamiento y Bs. 86,1 millones para los proyectos sociales especiales.

Los recursos que se destinan para el gasto administrable están orientados a continuar fortaleciendo los sectores educación, salud, vivienda, agrícola, desarrollo social, entre otros, a través de las misiones sociales, que coadyuven al fortalecimiento de la nueva estructura social, cuyos objetivos estén enfocados, principalmente, en mejorar la formación y aumento de los niveles educativos, dar acceso a la vivienda y a los servicios urbanos, aumentar la eficiencia del sistema integral de salud pública, fomentar la actividad cultural y el deporte, y fortalecer la identidad, la autoestima y la autogestión de los pueblos indígenas.

El cuadro siguiente muestra los órganos de la República que reflejan mayores porcentajes de participación, en dicho gasto administrable.

GASTOS ADMINISTRABLES POR ORGANISMOS
PROYECTO DE LEY DE PRESUPUESTO 2009
(Millones de Bolívares)

ORGANISMOS	2009	PORCENTAJE TOTAL ADMINISTRABLE
Consejo Nacional Electoral	1.320,3	1,3
Ministerio del Poder Popular para Economía y Finanzas	5.009,3	4,9
Ministerio del Poder Popular para la Defensa	8.816,6	8,7
Ministerio del Poder Popular para la Educación	25.060,9	24,7
Ministerio del Poder Popular para el Trabajo y Seguridad Social	12.191,3	12,0
Ministerio del Poder Popular para Relaciones Interiores y Justicia	2.450,6	2,4
Ministerio del Poder Popular para la Infraestructura	3.415,7	3,4
Ministerio del Poder Popular para la Agricultura y Tierras	2.277,8	2,2
Ministerio del Poder Popular para la Educación Superior	11.207,0	11,1
Ministerio del Poder Popular para la Economía Comunal	808,4	0,8
Ministerio del Poder Popular para la Alimentación	3.038,5	3,0
Ministerio del Poder Popular para la Cultura	939,6	0,9

GASTOS ADMINISTRABLES POR ORGANISMOS PROYECTO DE LEY DE PRESUPUESTO 2009 (Millones de Bolívares)		
ORGANISMOS	**2009**	**PORCENTAJE TOTAL ADMINISTRABLE**
Ministerio del Poder Popular para la Vivienda y Hábitat	2.466,8	2,4
Ministerio del Poder Popular para la Participación y Protección Social	2.730,6	2,7
Ministerio del Poder Popular para la Salud	9.289,5	9,2
Los 22 organismos restantes	10.384,5	10,3
TOTAL	**101.407,4**	**100,0**

En cuanto a las Disposiciones Legales (Bs. 61.378,1 millones) se destacan los aportes al Servicio de la Deuda por Bs. 15.536,8 millones, con una participación del 25,3% del total previsto para dichas disposiciones, con el propósito de continuar reduciendo la cancelación del servicio; y las Transferencias a Gobernaciones y Alcaldías por Bs. 41.187,0 millones, por concepto de Situado Constitucional, Asignaciones Económicas Especiales y Fondo Intergubernamental para la Descentralización (Fides). Estas últimas están orientadas a cubrir los gastos de funcionamiento de las entidades federales así como permitir una mayor coordinación con el Ejecutivo Nacional de los proyectos de inversión a los fines de procurar una mayor eficacia y eficiencia en el uso de los recursos.

Es importante destacar la actuación de los Consejos Comunales como un dispositivo más efectivo para la aplicación de los recursos sobre las necesidades detectadas por la comunidad, permitiendo atacar los problemas coyunturales, e instruir a la comunidad en todo lo relacionado con la planificación de proyectos, que puedan avalar el desarrollo de la infraestructura local en el mediano plazo.

4.4 Lineamientos generales en política de gestión

Para realizar un efectivo seguimiento y evaluación de la gestión pública, la denominación y unidad de medida de las metas deben expresarse adecuadamente en la producción de bienes y servicios de los proyectos y de sus respectivas acciones específicas.

Asimismo, la formulación presupuestaria seguirá respondiendo a los principios de disciplina, calidad, eficiencia, optimización y productividad de los recursos asignados.

Se exhorta a proseguir los esfuerzos de la vinculación Plan-Presupuesto, tomando como herramienta única el ingreso al sistema La Nueva Etapa con la aplicación de la ficha de proyecto presupuesto, donde se plasman los proyectos con las directrices estratégicas formuladas en el Plan de Desarrollo Económico y Social (2007-2013) y con los lineamientos de política de cada institución, para contribuir con la nueva visión de Estado.

Para el ejercicio fiscal 2009, se debe evitar asumir obligaciones distintas a lo previsto en los lineamientos generales del Ejecutivo Nacional, que afecten los créditos presupuestarios de futuros ejercicios fiscales.

Se establece dentro de la normativa que rige al presupuesto para el año 2009, que toda suscripción de contrataciones colectivas o sectoriales, debe estar aprobada por el Presidente de la República en Consejo de Ministros, con un aval previo por parte de la Oficina Nacional de Presupuesto (Onapre), donde se haga constar que se dispone de los recursos presupuestarios para su cumplimiento y continuar con los mecanismos de coordinación entre los organismos públicos y la Oficina Nacional de Crédito Público (ONCP) del Ministerio del Poder Popular para Economía y Finanzas, a fin de agilizar la tramitación de los recursos, a los efectos de ejecutar oportunamente los proyectos de inversión financiados con endeudamiento y garantizar el cumplimiento de los compromisos adquiridos.

Con el establecimiento del Fondo Social para la Captación y Disposición de los Recursos Excedentarios de los Entes de la Administración Pública Nacional, aprobado según Decreto N° 6.128 Gaceta Oficial de la República Bolivariana de Venezuela, Número Extraordinario 5.980, de fecha 31/07/2008; el Ejecutivo Nacional consigue una herramienta de gestión pública importante, que le permite disponer de los recursos excedentarios en el circuito financiero público, de aquellos entes que muestran o reflejan superávit o dividendos, siempre que no afecte su objeto u operaciones futuras.

La disposición de estos recursos dependerá de la evaluación de una Comisión Central de Planificación, previa verificación de la gestión económico-financiera de cada ente. Los recursos excedentarios que vayan recaudándose en el referido Fondo, serán destinados a la ejecución inmediata de proyectos y programas sociales, previa autorización del Presidente de la República.

Este instrumento o fondo, responde a una visión de gestión de las finanzas públicas, que busca armonizar los principios de colaboración coordinación y complementación de todos los órganos y entes de la Administración Pública.

Capítulo 5

PRESUPUESTO DE INGRESOS Y FUENTES DE FINANCIAMIENTO

Capítulo 5

PRESUPUESTO DE INGRESOS Y FUENTES DE FINANCIAMIENTO

5.1 Aspectos Generales

El mejoramiento continuo de las condiciones de vida de todos los venezolanos, en términos de la disminución de los desequilibrios y desigualdades que han venido aquejando a la población, forma parte integral de uno de los anhelados objetivos del Estado venezolano, como lo es, el arribo a niveles dignos de bienestar social general, que basados en la conformación de una sociedad caracterizada por la equidad, y su preparación para afrontar los cambios estructurales en términos de competitividad y adecuación de los mercados de capitales, bienes y servicios, propendan a la erradicación de la desigualdad y la pobreza.

Como parte de la estrategia del Gobierno Nacional dirigida a tal fin, se han venido adelantando acciones regulatorias de dichos mercados, con el propósito de generar mayor transparencia en su funcionamiento, debido a la marcada preponderancia de ciertos agentes económicos, cuyos pesos específicos dentro de la estructura productiva, dadas las relaciones poco equitativas de la propiedad, han imposibilitado el acceso directo y sin distingo a ellos, de gran parte de la población.

En tal sentido, se plantean acciones específicas sustentadas fundamentalmente en el aprovechamiento de las potencialidades de recursos y ventajas competitivas del país, las cuales bajo la firme convicción de un desarrollo endógeno que potencie cada uno de los polos de desarrollo sustentables de la economía, coadyuve a la generación de soluciones para mejorar la calidad de vida de su población, siempre atento al desempeño del entorno internacional y en pro de la conformación de unidades internas de producción, cuyo fin último sea la generación de empleo, bienes y servicios en función de la sociedad.

La acción de gobierno que respalda los planteamientos antes señalados, demanda elevados niveles de recursos financieros, que el Ejecutivo Nacional planea obtener de la manera más eficiente y razonable posible, en términos de la sostenibilidad y solidez de los mismos.

De esta manera, durante el ejercicio fiscal 2009, se prevé continuar propulsando los sectores no petroleros de la economía, mediante el desarrollo de nuevos proyectos endógenos, generadores de empleo, para así propiciar un crecimiento económico sustentable que fortalezca las bases de la recaudación interna no proveniente del petróleo, la cual mediante la decidida y eficiente acción de fiscalización y control del Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat), de la Comisión Nacional de Telecomunicaciones (Conatel) y del resto de Organismos encargados del seguimiento a las rentas internas no petroleras, continuará incrementando su participación en el financiamiento del Presupuesto de la República.

Dado el marcado deterioro observado en gran parte de la economía mundial durante los últimos meses del ejercicio fiscal 2008, debido en gran medida a la severa crisis que hizo desplomar varios de los principales y mas estables mercados financieros de la orbe, para el año 2009 se vislumbra una desaceleración del progresivo crecimiento económico registrado durante los últimos años en países potencialmente fuertes. Ello traerá consigo una inexorable reducción de la demanda global de petróleo, que pudiera impactar de manera negativa la conformación de los precios del crudo, propiciando su tendencia a la baja.

Con base en lo anterior, y luego de analizar el comportamiento del resto de variables tanto endógenas como exógenas que afectan al mercado petrolero, el Ejecutivo Nacional, actuando con gran responsabilidad al momento de establecer los parámetros para el cálculo de la renta petrolera, ha fijado un precio promedio de la cesta de exportación de 60 US$/bl, estimando a partir de éste una contribución fiscal petrolera que representa un 46,5 por ciento del total de recursos previstos para el ejercicio fiscal 2009.

Como financiamiento complementario para afrontar los compromisos contenidos en la gestión de gobierno, plasmada en las metas programadas por los distintos órganos y entes adscritos para el año 2009, se prevé la obtención de fuentes de financiamiento, las cuales en términos del total de recursos previstos representarán aproximadamente un 7,4 por ciento, y estarán compuestas por disminución de deudas de cuentas por rendir a corto plazo y por endeudamiento público, cuya aplicación estará orientada a la cancelación del servicio de la deuda pública y al otorgamiento de continuidad al financiamiento de proyectos de inversión reproductiva.

La totalidad de recursos contemplada en las estimaciones del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2009, se ha estimado en Bs. 167.474,2 millones. La composición de dicho monto, con base en el origen de cada uno de los rubros, al igual que la participación específica con respecto a la totalidad del financiamiento de la República, se visualiza en el cuadro de Ingresos y Fuentes de Financiamiento, que se presenta a continuación:

INGRESOS Y FUENTES DE FINANCIAMIENTO AÑO 2009
(Millones de Bolívares)

CONCEPTOS	MONTO	PARTICIPACIÓN PORCENTUAL (%)
A. INGRESOS CORRIENTES	**155.145,0**	**92,6**
A.1 INGRESOS CORRIENTES ORDINARIOS	**155.145,0**	**92,6**
I. Ingresos Petroleros	**77.907,3**	**46,5**
1. Impuesto Sobre la Renta	34.445,2	20,5
2. Ingresos del Dominio Petrolero	39.162,1	23,4
3. Dividendos de Petróleos de Venezuela, S.A. (Pdvsa)	4.300,0	2,6
II. Ingresos del Hierro	**66,7**	**0,0**
III. Ingresos por Otros Minerales	**284,2**	**0,2**
IV. Ingresos Internos	**76.886,8**	**45,9**
1. Impuestos	**75.407,4**	**45,0**
1.1. Impuesto Sobre la Renta - Otras Actividades	23.502,2	14,0
Impuesto Sobre la Renta a Otras Personas Jurídicas	20.549,9	12,3
Impuesto Sobre la Renta a Personas Naturales	2.952,3	1,7
1.2. Impuesto al Valor Agregado (Neto)	34.918,4	20,9
1.3. Impuestos de Importación	9.935,0	5,9
1.4 Impuestos de Licores	1.292,2	0,8
1.5. Impuestos de Cigarrillos	3.998,6	2,4
1.6. Impuesto al Consumo de Gasolina y Otros Derivados del Petróleo	893,9	0,5

INGRESOS Y FUENTES DE FINANCIAMIENTO AÑO 2009 (Millones de Bolívares)		
CONCEPTOS	**MONTO**	**PARTICIPACIÓN PORCENTUAL (%)**
1.7. Impuestos Varios	867,1	0,5
2. Ingresos por Tasas	**883,7**	**0,5**
2.1. Servicios de Aduana	702,9	0,4
2.2. Timbres Fiscales	54,7	0,0
2.3. Otras Tasas	126,1	0,1
3. Ingresos por la Venta de Bienes y Servicios de la Administración Pública	**2,3**	**0,0**
3.1. Ingresos por la Venta de Publicaciones Oficiales y Formularios	2,3	0,0
4. Ingresos de la Propiedad	**0,5**	**0,0**
4.1. Alquileres	0,5	0,0
5. Otros Ingresos	**592,9**	**0,4**
B. FUENTES DE FINANCIAMIENTO	**12.329,2**	**7,4**
B.1 DISMINUCIÓN DE OTROS ACTIVOS FINANCIEROS	**86,1**	**0,1**
1. Disminución de Deudas de Cuentas por Rendir a Corto Plazo (Reintegros)	86,1	0,1
B.2 INCREMENTO DE PASIVOS	**12.243,1**	**7,3**
1. Proyecto de Ley Especial de Endeudamiento Anual 2009	**12.243,1**	**7,3**
1.1. Proyectos por Endeudamiento	4.602,6	2,7
1.2. Servicio de la Deuda Pública	7.640,5	4,6
TOTAL	**167.474,2**	**100,0**

Gráfico Nº 5 - 1
Ingresos y Fuentes de Financiamiento
(Porcentaje de participación de los ramos de ingresos con respecto al total)
Año 2009


46,5
46,1
7,4
1/
50,0
40,0
30,0
20,0
10,0
0,0
Porcentajes
1/ Incluye ingresos del hierro y otros minerales
Ingresos Corrientes Petroleros
Ingresos Corrientes Internos
Fuentes de Financiamiento
Conceptos

5.2 Ingresos Corrientes Ordinarios

5.2.1 De Origen Externo

- **Ingresos Petroleros**

La contribución fiscal petrolera para el ejercicio económico 2009 se proyecta en Bs. 77.907,3 millones, representando un 46,5 por ciento del total de ingresos y fuentes de financiamiento y un 50,2 por ciento de los ingresos corrientes ordinarios que se están estimando en el Proyecto de Ley de Presupuesto 2009.

Estas estimaciones se sustentan en lo señalado en la Ley de Impuesto sobre la Renta (Lislr), en la Ley Orgánica de Hidrocarburos (LOH) y en la Ley Orgánica de Hidrocarburos Gaseosos (LOHG). Adicionalmente, las proyecciones se fundamentan en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, en la política de Plena Soberanía Petrolera y en el Plan Siembra Petrolera cuyo objetivo en común es buscar la complementariedad, la cooperación y la solidaridad, en el sentido de lograr un uso racional y sostenible de los recursos naturales.

Bajo este esquema, el Ejecutivo Nacional se ha encaminado en la difícil tarea de afianzar la integración latinoamericana y caribeña estableciendo mecanismos que permitan la cooperación en materia económica y financiera, con la finalidad de buscar la justicia social y una mejor calidad de vida. En este sentido, en el marco de la Alternativa Bolivariana para las Américas (ALBA), el Gobierno venezolano ha impulsado la creación de Petroamérica con el objetivo de lograr la integración energética de los países que conforman el continente americano, de manera de conseguir un suministro estable y confiable de los productos energéticos para favorecer a los pueblos hermanos de la región.

Dentro de Petroamérica confluyen las propuestas subregionales Petrocaribe, Petrosur y Petroandina. Con estas iniciativas se pretende lograr la reducción de los costos de la energía para los países vecinos y el acceso a un financiamiento preferencial, además de la cooperación y complementariedad entre los países firmantes.

De igual manera, la República Bolivariana de Venezuela ha firmado acuerdos con países de Europa, África y Asia, entre otros, con la finalidad de lograr alianzas políticas de amplio alcance, buscando obtener las mayores ventajas competitivas para el país. Dentro de los acuerdos firmados por el Gobierno Nacional destaca la creación del Fondo Conjunto Chino-Venezolano, cuyo propósito es financiar importantes proyectos de desarrollo social, de infraestructura, de energía, de industrialización integrada y cualquier otro proyecto que sea considerado por ambos países. La contraprestación del país se hará a través de Petróleos de Venezuela, S.A. (Pdvsa) mediante el suministro de crudos y productos derivados para ser comercializados por la Corporación China Nacional Unida de Petróleo (Chinaoil).

Las previsiones de ingresos de origen petrolero contenidos dentro del Proyecto de Ley de Presupuesto del Ejercicio Fiscal 2009 están sustentadas por variables volumétrico-financieras acordes con la política económica y fiscal del país así como por las directrices emanadas de la Organización de Países Exportadores de Petróleo (OPEP), de la cual la República es fundadora y miembro activo.

En este sentido, para estimar la recaudación petrolera que obtendrá la República durante el ejercicio fiscal 2009, se consideraron factores tanto de carácter nacional como internacional. En el ámbito nacional, se están siguiendo los lineamientos provenientes del Plan Siembra Petrolera y de la política de Soberanía Nacional, con la intención de colocar los recursos petroleros al servicio del país, en particular, de los venezolanos más necesitados. En este orden de ideas, Pdvsa, conjuntamente con el Banco Central de Venezuela (BCV) están alimentando el Fondo de Desarrollo Nacional, S.A. (Fonden) con los recursos provenientes de los hidrocarburos y de las reservas internacionales excedentarias. El Fonden también se nutre de los recursos generados por la Ley de Contribución Especial sobre Precios Extraordinarios del Mercado Internacional de Hidrocarburos, aprobada por la Asamblea Nacional en abril de 2008, (GO Nº 38.910 del 15 de abril de 2008) la cual permitirá fortalecer las finanzas del Estado venezolano. Asimismo, la industria petrolera le brinda apoyo a las misiones sociales creadas, y da impulso a los Núcleos de Desarrollo Endógeno, que se traduce en mayores niveles de bienestar colectivo mediante el aprovechamiento de sus potencialidades.

En cuanto a los elementos que pudieran afectar la recaudación petrolera en el ámbito internacional, se tomó en cuenta, de manera especial, la volatilidad que distingue a los precios del petróleo. El año 2008 se ha caracterizado por las fuertes oscilaciones de los precios de realización de los crudos marcadores que a su vez arrastran a las cotizaciones de los precios de las cestas de la OPEP y de Venezuela. En el mes de julio de 2008, el precio del petróleo que se cotiza en la bolsa de Nueva York llegó a alcanzar cifras históricas, no obstante, de allí en adelante, ha mostrado una tendencia acelerada hacia la baja de más de 50 US$/bl. Este comportamiento es explicado por las fluctuaciones que ha tenido el dólar en relación con otras monedas como el Euro o el Yen; la desaceleración del crecimiento económico de China, India y Rusia y la alarma que existe en referencia a una recesión económica a nivel mundial; los efectos generados por el paso de los huracanes Gustav e Ike por el Golfo de México y sus consecuencias directas en las plataformas de hidrocarburos que allí se encuentran; la influencia que ha tenido el mercado financiero en la formación de los precios (especulación en las bolsas de valores internacionales); el débil equilibrio existente entre la oferta y la demanda del petróleo; el uso de otras fuentes de energía alternativas, las cuales se hacen rentables frente a la actual coyuntura petrolera y la incertidumbre en el suministro de países como Nigeria, además del conflicto surgido entre Rusia y Georgia, en virtud de que este último país es una plataforma de transporte de crudo hacia Europa. Todos estos factores aunados a la mayor producción de Irak y Arabia Saudita y a las perspectivas de nuevas áreas, tales como Alaska (USA) y Brasil (costa afuera), que buscan su autosuficiencia energética.

Una vez analizados todos estos aspectos, el Ejecutivo Nacional de manera responsable decidió fijar el precio de realización del petróleo en 60 US$/bl, que sería el máximo nivel histórico estimado para un Proyecto de Ley de Presupuesto.

Seguidamente, se muestra la contribución de la industria petrolera proyectada para el ejercicio fiscal 2009:

INGRESOS PETROLEROS AÑO 2009
(Millones de Bolívares)

CONCEPTOS	MONTO	PARTICIPACIÓN PORCENTUAL (%)
Impuesto sobre la Renta	34.445,2	44,2
Ingresos del Dominio Petrolero	39.162,1	50,3
Dividendos de Petróleos de Venezuela, S.A. (Pdvsa)	4.300,0	5,5
TOTALES	**77.907,3**	**100,0**

Fuente: Pdvsa

- ## Ingresos del Sector Minero

El Ministerio del Poder Popular para las Industrias Básicas y Minería (Mppibam), es el órgano rector en materia de industrias básicas, minería y forestal, cuya misión es consolidar la producción endógena y sustentable para satisfacer las necesidades individuales y colectivas, a través de la articulación entre el sector extractivo y el sector transformador nacional.

Asimismo, el Mppibam, es el ente tutelar de la Corporación Venezolana de Guayana (CVG) y de las empresas básicas e institutos adscritos, entre los cuales destacan: Alcasa, Venalum, Carbonarca, Alunasa, Ferrominera del Orinoco (FMO), Proforca, CVG Internacional, Ferrocasa, Bauxilum, Tecmin, Minerven, Cabelum, el Instituto de Geología y Minería (Ingeomin), la Compañía Nacional de Industrias Básicas (Coniba) y ahora con la incorporación de las nacientes Empresas de Producción Socialista (EPS), se le suma la Siderúrgica del Orinoco (Sidor), a partir del 29 de abril de 2008, según GO Nº 38.920, fecha en la cual la Asamblea Nacional declaró de utilidad pública e interés social a esta empresa con el objeto de fortalecer el sector estratégico de la industria de la transformación del mineral de hierro y del acero, lo cual permitirá relanzar las actividades del sector siderúrgico nacional para colocarlo al servicio del desarrollo del país.

La CVG tiene definidos sus lineamientos corporativos, los cuales sirven de soporte para la elaboración del Plan Operativo Anual 2009, considerando las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013.

En este sentido, la CVG enmarcada en el Plan Estratégico Institucional estableció para el ejercicio fiscal 2009 las directrices que permitirán alcanzar un desarrollo sustentable y endógeno como parte del nuevo modelo socio-productivo, cuyo criterio está basado en la sustentabilidad ambiental, desarrollo territorial equilibrado, equidad social, soberanía alimentaria, soberanía productiva y el modelo socialista, éste último fundamentado en las nuevas relaciones sociales de producción y en otras formas de propiedad, dentro de la concepción integral, humanista y endógena.

El apego a estos lineamientos está orientado a la promoción y desarrollo de cadenas productivas aguas abajo, dirigidas a la consecución de un proceso armónico, sustentable, endógeno y humanista en la Zona de Desarrollo de Guayana, mediante el cual se propenda hacia una mejor distribución de las riquezas.

De esta manera, el Ejecutivo Nacional estima afianzar las relaciones de cooperación, por un lado, con América Latina específicamente con Cuba, Argentina, Nicaragua, Bolivia, Ecuador y Uruguay, y por el otro, con las Repúblicas de Belarús, Rusia, China y la República Islámica de Irán, con el fin de pactar alianzas estratégicas para impulsar el desarrollo industrial del Eje Apure-Orinoco, las cuales coadyuvarán en la optimización de la transformación de la materia prima, así como en la diversificación de la cartera de socios comerciales.

Por otra parte, en este importante sector de la economía nacional se espera lograr la consolidación de las EPS, con el objeto de acercar las comunidades a las áreas productivas siderúrgicas, con lo cual se generarán nuevas fuentes de empleo, fortaleciendo así el modelo socialista promovido por el Ejecutivo Nacional.

Finalmente, para el año 2009 se estima dar continuidad a la Misión Piar, a través de la cual se contempla un conjunto de programas orientados a alcanzar, bajo una concepción holística, el desarrollo ambiental, social y económicamente sustentable de las comunidades mineras, que surgió en la búsqueda de diversificar a la economía, aprovechando los recursos minerales que posee el país en abundancia, combatiendo el flagelo del desempleo, a través de la creación de nuevos puestos de trabajo en la pequeña minería para reivindicar los derechos de los mineros, manteniendo como premisa el beneficio colectivo y la preservación ambiental dentro de un esquema de no explotación del hombre por el hombre.

- **Ingresos del Hierro**

El Estado venezolano, afianzándose en su rol de soporte del sector ferrosiderúrgico nacional y pilar del desarrollo endógeno de la Nación, mediante la FMO, pretende alcanzar en su gestión destacados logros, que partiendo de la optimización de los procesos operativos, derive en el fortalecimiento de las áreas laboral, social y comunitaria.

Para el año 2009, la FMO pretende consolidarse como la primera empresa tutelada por la CVG en impulsar el surgimiento de un modelo de desarrollo industrial, que ahora junto a Sidor, permitirá conectar a las empresas básicas con el eje de desarrollo del país, no solo procesando materia prima, sino también promoviendo a las empresas socialistas aguas abajo, para que con productividad y eficiencia coadyuven al desarrollo y afianzamiento de tan importante sector industrial. Con esta alianza corporativa lo que pretende el Estado venezolano es la consecución de niveles de producción de hierro y acero acordes con las demandas internas, cuyos excedentes pudieran ser colocados fuera de nuestras fronteras.

De esta forma, se prevé impulsar el desarrollo y la independencia científico-tecnológica de la Nación, que incluye la investigación, innovación y mejora continua de sus procesos productivos, siguiendo con lo dispuesto en la Ley Orgánica de Ciencia, Tecnología e Innovación (Locti), que establece la obligación tanto de las empresas públicas como privadas, de invertir en las actividades científicas que se realizan en el país, cuando sus ingresos totales sean superiores a cien mil unidades tributarias anuales, como en el caso de muchas de las empresas bajo la tutela de la CVG.

En el ejercicio fiscal 2009, el Ejecutivo Nacional, por concepto de los ingresos del hierro, estima ingresarán al Tesoro Nacional Bs. 66,7 millones, compuestos por el impuesto de explotación del hierro (Bs. 30,0 millones) y por el impuesto sobre la renta (ISLR), Bs. 36,7 millones, cuya alícuota está prevista en el artículo 53 literal a de la Lislr, que indica que las personas naturales y contribuyentes asimilados a estas actividades tributarán este impuesto por las regalías y demás participaciones provenientes de la explotación de minas y por los enriquecimientos derivados de la cesión de tales regalías y participaciones.

- **Ingresos por Otros Minerales**

El Mppibam estima recaudar durante el año 2009 por concepto de ingresos asociados a la producción de otros minerales Bs. 284,2 millones; de dicho monto Bs. 152,4 millones corresponden al ISLR y Bs. 131,8 millones al impuesto de explotación. El aporte fiscal previsto por este impuesto de explotación, es el resultado de la ampliación y mejoramiento del proceso de fiscalización de la producción por parte del Mppibam, lo que ha permitido el ordenamiento y control de esta renta para el Estado. La recaudación de estos impuestos proviene de la explotación de mineral niquelífero Bs. 65,5 millones, carbón Bs. 40,6 millones, oro Bs. 19,5 millones, bauxita Bs. 3,8 millones y del resto de los otros minerales que agrupan Bs. 2,4 millones, que tienen origen en la producción de feldespato, fosfato, cuarzo, diamante, laterita ferruginosa y cristal de roca.

Además de la optimización de la contribución fiscal de este sector, el gobierno tiene planteado ejecutar políticas conjuntas a través del Mppibam y del Ministerio del Poder Popular para el Ambiente (MPPA), con el objeto de rescatar la actividad minera mediante la ejecución de planes de ordenamiento que definirán las zonas de explotación del oro y de las piedras preciosas a fin de disminuir el impacto ecológico de la actividad y establecer claramente la ubicación de las áreas otorgadas en concesión por el Ejecutivo Nacional, para proteger al medio ambiente de la contaminación y recuperar las reservas forestales, con lo cual se dará paso a la instauración del nuevo modelo productivo que regirá a esta actividad, basado en la formación de empresas mixtas en las que el Estado tenga la mayoría de las acciones. Una de las principales acciones contempladas en los referidos planes de ordenamiento de las zonas de explotación del oro es la decisión de no otorgar concesiones a empresas públicas o privadas para explotar el oro de la Reserva Forestal de Imataca, considerada una de las mayores minas de oro sin explorar, donde se encuentran Las Cristinas y Brisas.

Cabe destacar, que si bien esta acción tendrá como efecto una disminución en la recaudación por impuesto de explotación del oro, a la par traerá consigo beneficios desde el punto de vista ambiental, propiciando el equilibrio ecológico. Es por ello que se ratifica el compromiso del Gobierno de la República Bolivariana de Venezuela con la certificación mediante el proceso Kimberly, expresado en el apoyo que este Organismo internacional ha ofrecido a Venezuela como productor de otros minerales como lo son el diamante y el oro, principalmente. En tal sentido, las acciones del Estado se orientan de manera que, además de alcanzarse la misión principal como lo es el desarrollo de un sello de certificación internacional de diamantes en bruto, también se logre beneficiar a las poblaciones que trabajan en la extracción minera, las cuales viven en condiciones infrahumanas, sobre la base de los preceptos del espíritu comunitario, que está dirigido a lograr alcanzar la igualdad y la justicia social de los trabajadores del sector minero, en especial la de aquellos que se dedican a la explotación de otros minerales como el diamante.

Por otra parte, el Mppibam prevé controlar la actividad minera, que actualmente se encuentra bajo la administración de los estados, para poder así cuantificar los datos reales estadísticos de los minerales no metálicos que se explotan y producen en el país, así como también, para ejercer control sobre los tributos que gravan a esta actividad, los cuales están establecidos en la actual Ley Orgánica de Minas y su reglamento, con el objeto de evitar la doble tributación que afectaría a los miembros de la Cámara Minera Nacional, para que así sea el Mppibam, como órgano rector, quien maneje dicha información en función de los planes de desarrollo industrial que ha fijado el Ejecutivo Nacional.

5.2.2 De Origen Interno

Por concepto de las rentas provenientes del sector interno de la economía el Ejecutivo Nacional prevé recaudar para el ejercicio fiscal 2009, la cantidad de Bs. 76.886,8 millones, resultantes de la aplicación de los gravámenes establecidos a las actividades efectuadas por este sector, lo que constituye el 45,9 por ciento de la totalidad de ingresos y fuentes de financiamiento de la República estimados en el Proyecto de Ley de Presupuesto y el 49,6 por ciento de los ingresos corrientes ordinarios. Este rubro de ingresos esta integrado por los siguientes conceptos: Bs. 75.407,4 millones por impuestos, Bs. 883,7 millones por tasas, Bs. 2,3 millones por ingresos provenientes de la venta de bienes y servicios de la administración pública, Bs. 0,5 millones por ingresos de la propiedad y Bs. 592,9 millones procedentes de otros ingresos ordinarios.

Hasta hace algunos años, en Venezuela como país cuya primordial fuente de ingresos había derivado históricamente del petróleo e hidrocarburos y de la explotación de nuestras riquezas provenientes de recursos no renovables, no se le había concedido real importancia al tema de la tributación, ya que la renta petrolera sustituía el esfuerzo que los ciudadanos debían aportar en la construcción del país; ello se tradujo en un escaso nivel de madurez tributaria. En la actualidad, esa realidad ha cambiado en forma drástica y contundente, gracias a la adopción de ciertas estrategias que permitieron el eficiente logro de los objetivos planteados, tales como la diversificación del origen de los recursos fiscales, la disminución de la dependencia de los ingresos petroleros, y la concientización de los contribuyentes respecto al cumplimiento de las obligaciones tributarias, entre otras.

Las recientes reformas realizadas en el contexto legal y operativo, lograron la introducción de innovaciones importantes en materia tributaria tales como la simplificación de los tributos, el fortalecimiento del control fiscal y la creación de normas que han hecho más transparente la recaudación y administración de los recursos tributarios, especialmente los provenientes de las rentas de origen interno adjudicadas al Seniat. Es por esto que el Estado venezolano otorgó a este Organismo la potestad de formular políticas impositivas orientadas a reducir enérgicamente los elevados índices de evasión fiscal y la consolidación del sistema de finanzas públicas, fundamentado básicamente en los impuestos derivados de la actividad productiva del sector no petrolero.

Representan igual relevancia dentro de la recaudación de las rentas de origen interno, los recursos derivados de la explotación del sector de telecomunicaciones bajo responsabilidad de Conatel y los ingresos obtenidos de la aplicación del impuesto al consumo de las gasolinas y otros productos derivados del petróleo administrados por el Ministerio del Poder Popular para la Energía y Petróleo (Mppenpet).

Con respecto al desarrollo y modernización del sector dedicado a las telecomunicaciones, el Gobierno Nacional ha implementado durante su gestión la política nacional de promoción y democratización de las nuevas tecnologías de la información y las comunicaciones, concibiéndola como una herramienta primordial para el desarrollo político, económico y social de la Nación. Las bases de esta política se encuentran en el reconocimiento de la necesidad de formación del talento humano en esta área, la identificación de la plataforma nacional de tecnologías de información, el desarrollo e interconexión de las redes, la modernización del Estado, la asociación con el sector privado, la cooperación internacional y la necesidad de definir normas, estándares y políticas, que constituya las bases fundamentales que deben observarse para la implementación y uso intensivo de las nuevas tecnologías de información y comunicación para la sociedad en general, especialmente en los sectores menos favorecidos.

Para el Proyecto de Ley de Presupuesto 2009, el Ejecutivo Nacional basado en los principios de revisión, rectificación y reimpulso planteados por el Presidente de la República y en la consolidación del sistema aduanero y tributario, estima establecer la progresividad y reordenamiento del ISLR, el mejoramiento de los métodos y procesos de fiscalización, liquidación y recaudación del impuesto al valor agregado (IVA), así como el estudio de la implementación de nuevos tributos tales como el impuesto a las tierras ociosas de uso urbano, el impuesto por revalorización de inmuebles por efecto de obras públicas, el impuesto a la tenencia de bienes suntuarios, el impuesto a las instalaciones y equipos productivos sin uso por causas no justificadas, la actualización del régimen de exoneraciones fiscales, la mejora en la eficiencia de las aduanas y del proceso de recaudación de tributos en general, todo esto a los fines de unir esfuerzos que resulten en procesos más sencillos, ágiles y eficientes dando a los contribuyentes facilidades para el cumplimiento de sus deberes tributarios formales.

Se describen a continuación las principales categorías fiscales que conforman los ingresos corrientes ordinarios de origen interno.

- **Impuestos**

  La recaudación prevista por este concepto durante el año 2009 se estima en Bs. 75.407,4 millones, siendo su participación con respecto al total de recursos de un 45,0 por ciento. Seguidamente se indica la discriminación de los impuestos internos no petroleros:

IMPUESTOS
(Millones de Bolívares)

CONCEPTOS	RECAUDACIÓN
Impuesto sobre la Renta Otras Actividades 1/	23.502,2
Impuesto al Valor Agregado (Neto)	34.918,4
Impuestos de Importación	9.935,0
Impuestos de Licores	1.292,2
Impuestos de Cigarrillos	3.998,6
Impuesto al Consumo de Gasolina y Otros Derivados del Petróleo	893,9
Impuestos Varios	867,1
TOTAL	**75.407,4**

1/ Incluye ISLR a otras personas jurídicas y personas naturales
Fuente: Seniat, Conatel y Pdvsa

Gráfico Nº 5 - 2
Distribución porcentual de la Recaudación por Impuestos
Año 2009


Impuesto al consumo de gasolina y otros derivados del petróleo
1,2%
Impuestos de cigarrillos
5,3%
Impuestos varios
1,1%
Impuestos de licores
1,7%
Impuestos de importación
13,2%
ISLR otras actividades
31,2%
IVA (Neto)
46,3%

- **Impuesto sobre la Renta Otras Actividades**

  Para el Proyecto de Ley de Presupuesto 2009 se prevé que ingresará al Tesoro Nacional por este tributo la cantidad de Bs. 23.502,2 millones, lo cual constituye el 14,0 por ciento del total de recursos de la Nación. Dicha estimación se considera que estará constituida por Bs. 20.549,9 millones provenientes de la aplicación del ISLR a otras personas jurídicas ubicadas en el sector no petrolero de la economía y Bs. 2.952,3 millones procedentes de la tarifa que por ISLR establece la Ley para las personas naturales.

  Considerado como uno de los principales impuestos originados dentro de las actividades desarrolladas por el sector interno del país, sobre los cuales se apoya el Ejecutivo Nacional para consolidar las bases del socialismo del siglo XXI, este impuesto se perfila como el instrumento perfecto utilizado eficientemente para beneficiar a la población perteneciente a los sectores más desfavorecidos del país, haciendo que contribuyan en mayor cuantía al total de recursos de la Nación, los que mayor capacidad económica poseen, creando un país más humano, justo y solidario, cónsono con la realidad económica y social hacia la cual se enrumba la acción del Gobierno.

  El ISLR es un impuesto directo que se cancela al Estado venezolano (a través del Seniat) sobre las ganancias obtenidas en el año fiscal. Tal como lo establece el artículo 1 de la Lislr, causarán impuestos, según las normas establecidas por esta Ley, los enriquecimientos anuales, netos y disponibles obtenidos en dinero o en especies. Salvo disposición en contrario, toda persona natural o jurídica, residente o domiciliada en la República Bolivariana de Venezuela, pagarán impuestos sobre sus rentas de cualquier origen, sea que la causa o fuente de ingresos este situada dentro del país o fuera de él. De igual manera, estarán sujetas a la cancelación de este tributo las personas naturales o jurídicas no residentes o no domiciliadas, siempre que la fuente de sus enriquecimientos esté u ocurra dentro del país, aunque no tengan establecimiento permanente o base fija en el Territorio Nacional. Asimismo, las personas naturales o jurídicas domiciliadas o residenciadas en el extranjero que tengan un establecimiento permanente o una base fija en el país, tributarán exclusivamente por los ingresos de fuente nacional o extranjeras atribuibles a dicho establecimiento permanente o base fija. Las tarifas a ser aplicadas por este impuesto están señaladas en los artículos 50 (tarifa Nº 1 para las personas naturales) y 52 (tarifa Nº 2 para las compañías anónimas y contribuyentes asociados a éstas) de la Lislr.

Actualmente se encuentra en vigencia la Lislr publicada en la GO Nº 38.628 de fecha 16/02/07, cuya diferencia más notoria en cuanto a las anteriores leyes es que ésta se centra en el gravado subsidiario de la renta extranjera y el reconocimiento como crédito de aquellos impuestos pagados en el extranjero. De igual manera, entre los cambios más significativos de esta reforma se encuentra la modificación del artículo 188, el cual tiene como objetivo que las pérdidas y ganancias cambiarias derivadas de activos y pasivos en moneda extranjera o la reajustabilidad de variaciones cambiarias no se hagan al final de cada ejercicio gravable sino que sean consideradas cuando sean efectivamente exigibles, cobradas o pagadas. También se incluye en esta reforma a la Ley la aplicación de un nuevo artículo (artículo 118) orientado a prohibir la deducción de intereses pagados a partes vinculadas cuando el monto total de las deudas del contribuyente exceda del patrimonio neto del mismo. En este sentido, cuando la porción del saldo de las deudas con partes independientes exceda el patrimonio neto del contribuyente, será considerada parte del patrimonio para todos los efectos del impuesto y, en consecuencia, no generará pérdidas cambiarias para la declaración.

En los últimos años, el sistema tributario venezolano ha venido evolucionando y madurando paulatinamente, siendo revisado de manera constante y cercana por el Ejecutivo Nacional, a través del Seniat, órgano competente en materia de fiscalización, recaudación y control de los tributos de origen interno. Este esfuerzo en conjunto tiene como premisa lograr el establecimiento de un sistema moderno y justo, enmarcado dentro de un profundo cambio estructural que tiene su paralelo en la administración eficiente y eficaz de los recursos de la Nación. Es por esto que el fortalecimiento del control fiscal y la introducción de normas que hacen más productivas y progresivas las cargas fiscales, sobre todo en materia de ISLR, forman parte fundamental del logro consecutivo de las metas fiscales propuestas por el gobierno.

Para el ejercicio fiscal 2009, el Seniat estima seguir con la implementación y reimpulso del redimensionado Plan Evasión Cero, haciendo especial énfasis en la fiscalización y recaudación proveniente del ISLR derivado de las actividades dedicadas al sector no petrolero. Dentro de las medidas tomadas por este Organismo para el cumplimiento de la meta fiscal procedente de esta renta destacan la ampliación de la base de declarantes del ISLR, la revisión pendiente de las causales de desgravámenes en las declaraciones de rentas, aplicación del plan de reestructuración de los programas de exhortación al pago voluntario con énfasis en los sectores más productivos, verificación de deberes tributarios formales y el reinicio de los procesos de fiscalización por sectores, especialmente al sector comercio.

Es importante señalar, que para el año 2009 el Plan Evasión Cero continuará siendo la herramienta estratégica del éxito, en lo que a recaudación de las rentas de origen interno se refiere, permitiendo la constante modernización de los procedimientos operativos y de manejo de data, optimizando los procesos de atención al contribuyente y dando continuidad al giro estratégico dirigido hacia lo social, en función de los supremos intereses nacionales de la República Bolivariana de Venezuela.

La siguiente tabla muestra la evolución observada para los recursos que han ingresado a la Oficina Nacional del Tesoro (ONT) por este tributo durante el período 2004-2008, así como el monto que se prevé recaudar por el mismo durante el ejercicio fiscal 2009.

IMPUESTO SOBRE LA RENTA-OTRAS ACTIVIDADES 1/
(Millones de Bolívares)
2004-2009

AÑOS	RECAUDACIÓN
2004	4.403,0
2005	7.317,4
2006	11.863,5
2007(*)	17.070,2
2008(*)	22.467,8
2009(**)	23.502,2

(*) Cifras provisionales
(**) Cifras estimadas
1/ Incluye ISLR a otras personas jurídicas y a personas naturales
Fuente: Seniat y ONT

El gráfico que se presenta a continuación demuestra el crecimiento experimentado en la recaudación de esta renta durante el período en estudio.

Gráfico Nº 5 – 3
Impuesto Sobre la Renta Otras Actividades
(Millones de Bolívares)
Años 2004-2009


27.000
24.000
21.000
18.000
15.000
12.000
9.000
6.000
3.000
0
Millones de Bolívares
2004
2005
2006
2007
2008
2009
Años

- **Impuesto al Valor Agregado (Neto)**

La recaudación proveniente de este tributo se proyecta para el ejercicio fiscal 2009 en Bs. 34.918,4 millones, representando el 20,9 por ciento del total de ingresos y fuentes de financiamiento de la República y el 22,5 por ciento de los ingresos corrientes ordinarios, lo que demuestra la importancia de la participación de este impuesto dentro del grupo de gravámenes establecidos para las actividades desarrolladas por el sector interno del país.

Para la proyección de este tributo, el Ejecutivo Nacional por órgano del Seniat, como ente responsable de la recaudación de los tributos de origen no petrolero, estableció una alícuota de 9,0 por ciento para todo el ejercicio fiscal, dando como resultado una contribución bruta total de Bs. 37.008,9 millones, la cual proviene del IVA establecido a nivel de importadores (Bs. 12.039,2 millones) y Bs. 24.969,7 millones tendrán su origen en la aplicación de dicho impuesto a las actividades que a nivel de mayoristas se desarrollan en el mercado interno del país.

El monto a recaudar por IVA (neto) para el Proyecto de Ley de Presupuesto 2009 se obtiene de deducir del monto que por IVA bruto reporta el Seniat (Bs. 37.008,9 millones), la cantidad de Bs. 2.090,5 millones correspondientes a los Certificados Especiales de Reintegros Tributarios (CERT) causados estimados para el ejercicio fiscal en estudio. Los CERT son títulos emitidos por la República en forma electrónica, a través del Ministerio del Poder Popular para Economía y Finanzas (Mppef), a los efectos de la recuperación prevista en el artículo 43 de la Ley del IVA donde se establece que tendrán derecho a recuperar los créditos fiscales soportados por la adquisición y recepción de bienes y servicios, los contribuyentes ordinarios que realicen exportaciones de bienes o servicios de producción nacional. Los CERT son títulos negociables, que no devengan intereses, y cuyo plazo de vigencia no será mayor de dos (2) años a partir de la fecha de su colocación. Estos certificados deben ser registrados en el Sistema de Custodia Electrónica de Títulos (Sicet) del BCV, y podrán ser utilizados por los contribuyentes para el pago de tributos nacionales, intereses, multas, costas procesales o cualquier otro accesorio de la obligación tributaria principal, tal como lo señala el artículo 2 del Instructivo sobre el procedimiento para la Emisión, Colocación, Custodia y Manejo de los Certificados Especiales de Reintegro Tributario (CERT) en Custodia Electrónica, publicado en la GO Nº 37.898 de fecha 15/03/04, Resolución Nº 1.534.

En términos generales, el IVA es un impuesto real e indirecto, de ámbito nacional, aplicado a los consumos que son manifestación mediata de riquezas o exteriorización de la capacidad contributiva; el cual tiene que ser abonado por las personas en cada una de las etapas del proceso económico, en proporción al valor agregado del producto; se trata de un porcentaje adicional agregado al precio final de cualquier bien o servicio, exceptuando las establecidas por ley o decreto.

El articulo 1 de la Reforma Parcial a la Ley del IVA publicada en la GO Nº 38.632, Decreto 5.212 de fecha 26/02/07 establece la creación de un impuesto, que grava la enajenación de bienes muebles, la prestación de servicios y la importación de bienes, aplicable en todo el territorio nacional, que deberán cancelar las personas naturales o jurídicas, comunidades, sociedades irregulares o de hecho, los consorcios y demás entes jurídicos o económicos, públicos o privados, que en su condición de importadores de bienes, habituales o no, de fabricantes, productores, ensambladores, comerciantes y prestadores de servicios independientes, realicen las actividades definidas como hechos imponibles en la ley.

Con la reforma a la Ley del IVA, vigente desde el 01/03/2007, en la cual se estableció una disminución de la alícuota del impuesto a 9,0 por ciento a partir del 01/07/07 tal como lo señala el artículo 62 de la Reforma de Ley y la ampliación del listado de bienes exentos (artículo 18); el Ejecutivo Nacional se propuso dar inicio a una serie de medidas instauradas con la finalidad de intervenir en la reducción de los niveles de inflación existentes en la economía del mercado interno del país. Con la aplicación de este lineamiento gubernamental, Venezuela se convirtió en el país con el tributo indirecto más bajo de América Latina comparado con países tales como Perú, Argentina y Uruguay, cuyas tarifas del IVA oscilan entre 19,0 por ciento y 23,0 por ciento. Aunque esta medida afecta los niveles de recaudación que por parte de este impuesto ingresan al Tesoro Nacional, el Gobierno considera que la misma ha conllevado a mejorar la calidad de vida de los venezolanos contribuyendo a aumentar la capacidad de compra de las familias, especialmente las pertenecientes a los sectores con más bajos recursos económicos.

Del mismo modo, la Ley del IVA establece el empleo de otras alícuotas aplicables a la base imponible correspondiente, tales como: una alícuota impositiva del cero por ciento (0,0 por ciento) aplicable a las ventas de exportación de bienes muebles y a las exportaciones de servicios; así como una alícuota de cero por ciento (0,0 por ciento) determinada para las ventas de hidrocarburos naturales efectuadas por las empresas mixtas, tal como lo señala el artículo 27 de la Ley. Igualmente el artículo 61 dispone la aplicación de una alícuota adicional del diez por ciento (10,0 por ciento) a las ventas u operaciones asimiladas a venta y las importaciones, habituales o no, de los bienes de consumo suntuario que se indican a continuación: vehículos o automóviles de paseo o rústicos cuyo costo sea superior a US$ 30.000,0; motocicletas de cilindradas superiores a quinientos centímetros cúbicos (500 cc), máquinas de juegos, helicópteros, aviones, avionetas y demás aeronaves de uso recreativo o deportivo, toros de lidia, caballos de paso, caviar, joyas con piedras preciosas y finalmente, una tasa diferencial de ocho por ciento (8,0 por ciento) aplicable a algunas operaciones de importación y venta de bienes y servicios establecidas en la presente ley, tal como lo determina el artículo 63.

El Gobierno Nacional, siguiendo las directrices plasmadas en el Plan de Desarrollo Económico y Social de la Nación 2007-2013 en materia de creación de fuentes de empleo, mejoramiento de la calidad de vida y captación de inversiones procedentes de la empresa privada nacional y extranjera, insiste en la constante revisión, análisis y creación de nuevos decretos con la finalidad de exonerar ciertos bienes y servicios considerados de vital importancia para la población. Entre las exoneraciones establecidas durante la actual gestión gubernamental se encuentran: la exoneración del pago del IVA a las operaciones efectuadas dentro del programa Transporte Público de Personas a los fines de garantizar la producción y comercialización de vehículos de transporte público de personas en un rango de precios menores a los que se cotizan actualmente en el mercado, así como la exoneración a la prestación del servicio en condiciones de calidad; de igual manera, la exoneración a la prestación de servicios independientes necesarios para la ejecución de proyectos de construcción o rehabilitación de obras viales, así como también la exoneración a las operaciones de importaciones definitivas de los bienes muebles corporales destinados exclusivamente para el Plan de Emergencia en Vivienda y Hábitat, entre otros.

Para el ejercicio fiscal 2009, el Seniat como ente encargado de la administración de este tributo y de la aplicación del Plan Evasión Cero, proseguirá con las acciones pertinentes a fin de reducir los índices de evasión y elusión fiscal aun presentes en el país, con el propósito de lograr la consolidación definitiva en la sociedad venezolana de una cultura tributaria considerada como un deber de patria contemplado en la Constitución y las Leyes.

La creciente recaudación de este tributo durante el período 2004-2008 y la estimación para el año 2009, puede observarse en el cuadro y gráfico que se detallan a continuación:

IMPUESTO AL VALOR AGREGADO (NETO)
(Millones de Bolívares)
AÑOS 2004-2009

Años	RECAUDACIÓN
2004	11.862,5
2005	19.474,4
2006	25.298,1
2007(*)	28.189,4
2008(*)	29.063,2
2009(**)	34.918,4

(*) Cifras provisionales
(**) Cifras estimadas
Fuente: Seniat y ONT

Gráfico Nº 5 – 4
Impuesto al Valor Agregado (Neto)
(Millones de Bolívares)
Años 2004-2009


35.000,0
30.000,0
25.000,0
20.000,0
15.000,0
10.000,0
5.000,0
0,0
Millones de Bolívares
2004
2005
2006
2007
2008
2009
Años

El Estado venezolano, fundamentado en los principios de constitucionalidad, legalidad, progresividad, equidad, justicia, capacidad contributiva, no retroactividad y no confiscación, con la reforma a la Ley del IVA estableció la disminución de la tarifa aplicada a este impuesto (de 14,0 por ciento a 9,0 por ciento); esto con la finalidad de disminuir la participación de los tributos indirectos o aplicados al consumo dentro del total de recursos fiscales e incrementar el aporte de los impuestos directos que toman en cuenta la capacidad económica del contribuyente.

A pesar de la disminución que en términos del producto interno bruto (PIB) no petrolero experimentaron los ingresos obtenidos de esta renta, como resultado de la reducción en 5 puntos porcentuales de la alícuota aplicada a este impuesto y del incremento del número de exenciones establecidas, continua siendo su recaudación la de mayor preponderancia dentro del total de los recursos provenientes del sector productor de bienes y servicios del país.

La evolución positiva que ha experimentado la recaudación de este tributo en los últimos 5 años y la recaudación que por este impuesto se estima percibirá la ONT durante el año 2009, se debe fundamentalmente a los persistentes procesos de fiscalización que en el marco del Plan Evasión Cero y Contrabando Cero ha efectuado el Seniat en todos los sectores de la economía, especialmente en el sector comercio; combatiendo contundentemente la evasión y los ilícitos hechos contra la normativa tributaria.

Es por todo lo expuesto anteriormente que el Gobierno Bolivariano continuará trabajando perseverantemente en la construcción de un sistema tributario más eficaz, eficiente y orientado a lo social, que procure la justa distribución de las cargas públicas según la capacidad económica de los contribuyentes, así como la protección de la economía nacional y la elevación del nivel de vida de la población, eliminando de la sociedad venezolana la exclusión social mediante la profundización de los derechos sociales universales que le otorgue a los venezolanos igualdad de oportunidad en la construcción de una sociedad de bienestar al servicio de la colectividad.

En el cuadro y gráfico que se muestran a continuación, se observa la recaudación y estimación de las rentas de origen interno más relevantes dentro del total de los ingresos no petroleros para el período 2004-2009, donde se destaca la importancia del IVA dentro de este rubro de ingresos.

INGRESOS NO PETROLEROS
(Millones de Bolívares)
AÑOS 2004-2009

AÑOS	**2004**	**2005**	**2006**	**2007(*)**	**2008(*)**	**2009(**)**
IVA	11.862,5	19.474,4	25.298,1	28.189,4	29.063,2	34.918,4
ISLR otras actividades 1/	4.403,0	7.317,4	11.863,5	17.070,2	22.467,8	23.502,2
Renta aduanera 2/	2.250,1	3.945,4	5.890,4	8.463,1	7.537,8	10.637,9
Otros ingresos no petroleros 3/	1.777,9	5.104,4	5.287,5	5.122,6	8.337,0	8.179,2
Total ingresos no petroleros	**20.293,5**	**35.841,6**	**48.339,5**	**58.845,3**	**67.405,8**	**77.237,7**

(*) Cifras provisionales
(**) Cifras estimadas
1/ Incluye ISLR a otras personas jurídicas y a personas naturales
2/ Incluye impuestos de importación y tasa por servicios de aduanas
3/ Incluye ingresos del hierro y otros minerales
Fuente: Seniat, Conatel, Pdvsa, Mppibam y ONT

Gráfico Nº 5 - 5
Ingresos No Petroleros
(Millones de Bolívares)
Años 2004-2009


36.000
33.000
30.000
27.000
24.000
21.000
18.000
15.000
12.000
9.000
6.000
3.000
0
Millones de Bolívares
2004
2005
2006
2007
2008
2009
Años
IVA
ISLR otras actividades
Renta aduanera
Otros ingresos no petroleros

- **Impuestos de Importación**

Por concepto de este tributo cuyo fin es pechar las actividades económicas dedicadas a la importación, la expectativa de recaudación de la ONT para el ejercicio presupuestario 2009 se ubica en la cantidad de Bs. 9.935,0 millones, lo que constituye el 5,9 por ciento del total de recursos de la República.

Dentro del impuesto de importación se incluyen los ingresos originados por la nacionalización de las mercancías clasificadas como de importación, gravadas de acuerdo a las tarifas establecidas en el arancel de aduanas y las cuales son ingresadas al territorio nacional por vía marítima, fluvial, aérea, terrestre o por correo a través de bultos postales.

En los últimos años, las acertivas medidas llevadas a cabo por el Seniat a través de la aplicación del Plan Contrabando Cero en las aduanas nacionales ha dado resultados óptimos reconocidos por Organismos nacionales e internacionales entre los que destacan la Organización Mundial de Comercio (OMC), el Programa de Naciones Unidas para el Desarrollo (PNUD) y la Organización Mundial de Aduanas (OMA). Es por ello que la Intendencia Nacional de Aduanas, como principal unidad ejecutora de la política aduanera nacional, persiste en el constante cumplimiento de la legislación aduanera y del mejoramiento de los procesos aduaneros con el fin de responder a los problemas planteados ante la meta de recaudación fiscal de este ramo de ingresos, asociados a la superación de los niveles de evasión fiscal, erradicación del contrabando, la falsificación, el fraude comercial, el narcotráfico, los ilícitos aduaneros, mejoramiento de los niveles de protección a las industrias, minimización de los desequilibrios de la balanza comercial y contribución al control de las reservas internacionales.

De igual manera, como parte fundamental de la meta de optimización de los procesos aduaneros, el Seniat para el ejercicio fiscal 2009, a través de la constante modernización del Sistema Aduanero Automatizado (Sidunea), el aumento progresivo de la instalación de circuitos de inspección no intrusiva de rayos X en las principales aduanas del país que permiten la inspección diaria de cientos de contenedores y el establecimiento del innovador concepto de las aduanas ecológicas, continuará trabajando irrefrenablemente en la consecución del objetivo fundamental de la política tributaria del país establecido en el articulo 316 de la Constitución de la República Bolivariana de Venezuela, donde se considera al sistema aduanero y tributario como un mecanismo que permite el ejercicio eficiente del poder tributario por parte del Estado y que sirve de instrumento a través de la norma jurídica, para la consecución de fines precisos, tales como la obtención de los recursos necesarios para solventar un nivel de gasto público que responda a las necesidades sociales, alcanzando la equidad e igualdad como un nuevo orden de justicia social y base material de la sociedad venezolana.

El Sidunea como herramienta informática empleada para el control y administración de la gestión aduanera y de vital importancia para la maximización de la recaudación proveniente de los impuestos de importación, representa en la actualidad una de las herramientas fundamentales utilizadas dentro del proceso de modernización de las aduanas nacionales. Este sistema computarizado permite el seguimiento automatizado de las operaciones aduaneras y el control efectivo de la recaudación de los ingresos derivados de este sector; de igual forma, crea incentivos para el declarante, optimiza los tiempos y recursos del sistema aduanero, evita la evasión de impuestos, minimiza la posibilidad del contrabando de mercancías y permite el correcto cobro de los impuestos y tasas, entre otros beneficios.

Asimismo, el Seniat trabajando en el marco de la modernización y automatización de las aduanas seguirá implementando la adecuación tecnológica, adquiriendo para el uso de la administración tributaria novedosos equipos de inspección no intrusiva de rayos X de equipajes, carga marítima, terrestre y aérea. Tales acciones se sustentan en los enunciados básicos de la Ley sobre el Delito del Contrabando (GO Nº 38.327 de fecha 02/12/2005), cuyo cimiento es el fortalecimiento de la lucha contra el contrabando, el tráfico de armas, de explosivos, de sustancias narcóticas y otros ilícitos aduaneros que constantemente se intentan a través de las aduanas nacionales.

Con la implementación de las llamadas aduanas ecológicas, el Gobierno venezolano, siempre atento a la conservación de los sistemas ambientales, seguirá concretando durante el año 2009 los criterios que definirán las aduanas del Siglo XXI a nivel mundial. Estas aduanas ecológicas tienen la importante función de impedir la comercialización o intercambio de desechos tóxicos y peligrosos, así como el ingreso, tránsito, salida y la fabricación y uso de armas nucleares, químicas y biológicas e impedir la comercialización y tráfico internacional de la fauna y flora protegida. En razón a lo antes expuesto, es que Venezuela se ubica como el único país que cuenta con dos aduanas catalogadas como ecológicas que son la Aduana Principal de Santa Elena de Uairén y la Aduana Principal de Puerto Ayacucho, las cuales cuentan con un área de apoyo ecológico encargada de velar por el cumplimiento de los tratados en materia ambiental y conservar el frágil entorno ambiental en que las mismas se encuentran ubicadas.

Venezuela, enmarcada en el proceso de integración latinoamericana, que conlleva a la globalización e internacionalización de la economía, y asimismo, a la reducción de obstáculos para lograr la revolución científico-tecnológica, que unifica espacios y operatorias financieras y comerciales, se integra a la construcción de nuevos esquemas de cooperación económica y financiera que conllevan al apalancamiento del desarrollo integral y al establecimiento de relaciones comerciales justas entre los países de Centro América, América del Sur y del Caribe; tal es el caso de la incorporación de Venezuela como miembro pleno al Mercado Común del Sur (Mercosur) participando activamente en los próximos años de la Zona de Libre Comercio y de la Unión Aduanera conformada por los países que integran este bloque económico; el surgimiento del ALBA y la Unión de Naciones Suramericanas (Unasur). Estos esquemas de integración se proyectan a largo plazo como la unificación definitiva de toda la geografía latinoamericana y del Caribe, transformando la región en un gran bloque de comercio e integración, con mejores capacidades de negociación, resultando en una gran variedad de beneficios económicos, sociales y culturales para nuestro país tales como la eliminación de barreras arancelarias dentro del mercado común, mayor variedad de bienes finales a disposición de los consumidores, lo que representa un incremento en el bienestar de la población, mayor competencia que implica entre otras cosas, mayor calidad de los bienes y servicios ofrecidos, menores precios y una asignación de recursos más eficiente, entre otros.

En definitiva, para el año 2009, el Ejecutivo Nacional pretende continuar con el redimensionamiento de las aduanas venezolanas, fundamentado en los principios de revisión, rectificación y reimpulso planteados por el Presidente de la República, atacando sin descanso los ilícitos aduaneros, el contrabando, la falsificación, la piratería y la sobrefacturación mediante la aplicación de acciones preventivas y de control, amparadas en las denuncias llevadas a cabo por los contribuyentes y en las inquebrantables alianzas con los consejos comunales del país, favoreciendo el interés nacional en materia de seguridad alimentaria y en otros aspectos estratégicos de soberanía nacional. Con la constante reforma e innovación de los procesos aduaneros, para el ejercicio fiscal en estudio, se estima dar continuidad al proceso de mejoramiento de las actividades aduanales, agilizando los procesos de recepción electrónica de manifiestos de carga y tránsito, el procesamiento electrónico en línea, las declaraciones de mercancías, la aplicación de técnicas modernas para la selección de las declaraciones, el control de la gestión y contabilidad aduanera, así como el control sobre el estado de las mercancías en las aduanas y la elaboración de estadísticas confiables y oportunas del comercio internacional.

En la próxima tabla y subsiguiente gráfico se puede observar la tendencia creciente que ha experimentado la recaudación de este tributo en los últimos 5 años, al igual que la estimación que por dicho concepto se prevé para el año 2009:

IMPUESTOS DE IMPORTACIÓN (Millones de Bolívares) AÑOS 2004-2009	
AÑOS	RECAUDACIÓN
2004	2.060,7
2005	3.652,2
2006	5.507,4
2007(*)	7.649,7
2008(*)	6.944,4
2009(**)	9.935,0

(*) Cifras provisionales
(**) Cifras estimadas
Fuente: Seniat y ONT

Gráfico Nº 5 – 6
Impuestos de Importación
(Millones de Bolívares)
Años 2004-2009


10.000
9.000
8.000
7.000
6.000
5.000
4.000
3.000
2.000
1.000
0
Millones de Bolívares
2004
2005
2006
2007
2008
2009
Años

- **Impuestos de Licores**

  Para el ejercicio fiscal 2009, el Fisco Nacional proyecta recaudar por este impuesto la cantidad de Bs. 1.292,2 millones, lo que representa el 0,8 por ciento del total de ingresos y fuentes de financiamiento presupuestados para el ejercicio fiscal en estudio.

  El monto que por concepto de renta de licores el Seniat espera recaudar para el año 2009, se estimó tomando en cuenta dos clases de impuestos; un impuesto al Precio de Venta al Público (PVP) y un impuesto específico.

  Tal como lo señala el articulo 1 del Decreto Nº 5.618 con rango, valor y fuerza de Ley de reforma parcial de la Ley de Impuesto Sobre Alcohol y Especies Alcohólicas (Lisaea) publicada en la GO Nº 5.852 Ext., de fecha 05/10/2007, quedan sujetos al pago de este impuesto el alcohol etílico y las especies alcohólicas, de producción nacional o importadas, destinadas al consumo en el país y están sometidos a la aplicación de este gravamen los productores e importadores de alcohol etílico y especies alcohólicas, tales como cervezas, vinos, aguardiente, bebidas elaboradas, entre otras. Asimismo, dispone que las alícuotas de los impuestos determinados en esta Ley podrán aumentar o disminuir hasta en un 50,0 por ciento de acuerdo a lo establecido por el Ejecutivo Nacional en la Ley de Presupuesto Anual.

El Estado, como garante del bienestar de la población venezolana, preocupado por la propagación de males sociales que atenten contra los ciudadanos y su núcleo familiar, adopta medidas de naturaleza impositiva, institucional y de seguridad ciudadana, tendentes a restringir la excesiva comercialización y consumo de los productos derivados de este rango económico. Es por ello que el Ejecutivo Nacional considerando los precedentes antes expuestos y vista la necesidad de aumentar el régimen impositivo que contribuya a incrementar los recursos derivados de la aplicación de este tributo, decretó en el artículo 19 de la Ley, el aumento de las alícuotas establecidas para el impuesto de importación y producción por concepto del precio de venta al público de las bebidas alcohólicas, nacionales e importadas, respectivamente.

De igual manera, la Ley señala en el Titulo II, Capitulo I, las tarifas aplicables a cada tipo de especie alcohólica nacional o importada, tal como se detalla a continuación:

Artículo 11. "El impuesto sobre el alcohol etílico de producción nacional será de 0,009 de unidad tributaria por cada litro de alcohol que contenga referidos a cien grados de Gay-Lussac (100° G.L.). El impuesto sobre especies alcohólicas de producción nacional obtenidas por destilación o por la preparación de productos destilados, será de 0,0135 de unidad tributaria por cada litro de alcohol que contenga referidos a cien grados de Gay-Lussac (100° G.L.). El impuesto único sobre especies alcohólicas de producción nacional, obtenidas de manera artesanal, será de 0,0054 unidades tributarias por cada litro".

Articulo 12. "El impuesto sobre cerveza nacional será de 0,0006 de unidad tributaria por litro. Las bebidas preparadas a base de cerveza quedan sujetas al impuesto que establece el artículo 11 de esta ley. Los productos de la malta y sus similares que tengan contenido alcohólico hasta un grado de Gay-Lussac (1° G.L.), no estarán gravados conforme a esta Ley".

Artículo 13. "El vino de producción obtenido por la fermentación alcohólica total o parcial del jugo del mosto de la uva u otras frutas, pagará un impuesto de 0,00015 de unidad tributaria por litro cuando su graduación alcohólica no exceda de catorce grados de Gay-Lussac (14° G.L.). Asimismo, pagarán un impuesto de 0,00015 de unidad tributaria por litro, las mistelas elaboradas por fermentación y la sangría sin adición de alcohol. Los vinos licorosos o compuestos y las sangrías adicionales de alcohol, de producción nacional, pagarán un impuesto de 0,009 de unidad tributaria por cada litro de alcohol que contenga referido a cien grados de Gay-Lussac (100° G.L.). Los vinos licorosos o compuestos y las sangrías adicionales de alcohol, de producción nacional, obtenidas de manera artesanal, será de 0,0018 de unidad tributaria".

Artículo 14. "El alcohol etílico y especies alcohólicas que se importen pagarán los siguientes impuestos:

- Ron y aguardiente provenientes de la caña de azúcar, el 9,012 de unidad tributaria por litro.

- Licores amargos, secos y dulces, y otras bebidas no especificadas a base de preparaciones de productos provenientes de fermentación, el 0,0153 de unidad tributaria por litro.

- Brandy, coñac, güisqui o whisky, ginebra y otras bebidas alcohólicas no provenientes de la caña, no especificadas, el 0,102 de unidad tributaria por litro.

- Alcohol etílico, el 0,018 de unidad tributaria por litro, referido a cien grados de de Gay-Lussac (100° G.L.)

- Cerveza, el 0,0025 de unidades tributarias por litro.

- Vino obtenido por la fermentación alcohólica del jugo o del mosto de uva, cuya graduación alcohólica no exceda de catorce grados de Gay-Lussac (14° G.L.), el 0,00045 de unidad tributaria por litro.

- Los vinos cuya graduación alcohólica sobrepasa de catorce grados de Gay-Lussac (14° G.L.), el 0,0025 de unidad tributaria por litro.

- Vinos obtenidos por la fermentación de la pera o manzana, denominados sidra, de graduación alcohólica inferior a siete grados de Gay-Lussac (14° G.L.), el 0,00045 de unidad tributaria por litro.

- Vinos obtenidos por la fermentación de la pera o manzana, denominados sidra, de graduación alcohólica inferior a 7 grados Gay-Lussac (7° G.L.), 0,00045 unidades tributarias por litro.

- Las materias primas alcohólicas destinadas a la elaboración de bebidas alcohólicas, el 0,003 de unidad tributaria por cada litro de alcohol que contenga referido a cien grados de Gay-Lussac (100° G.L.)".

Adicionalmente, el artículo 18 de esta ley contempla que sobre el expendio al público de especies alcohólicas nacionales o importadas, se aplicará un impuesto establecido en 0,00005 de unidad tributaria para la cerveza y en 0,0001 de unidad tributaria para las demás especies alcohólicas por litro, salvo lo previsto en el artículo 16 de la Ley. Se exceptúan de este impuesto los vinos naturales y mistelas de producción nacional. Este impuesto será pagado por los productores o importadores en el momento de la expedición de la especie alcohólica de los establecimientos productores o su retiro de las Aduanas.

Artículo 19. "Además de los impuestos anteriormente establecidos, las bebidas alcohólicas de procedencia nacional o importadas, quedan sujetas al pago de un impuesto equivalente a la cantidad que resulte de aplicar los siguientes porcentajes sobre su precio de venta al publico: 15,0 por ciento para cerveza y vinos naturales y 20,0 por ciento para otras bebidas hasta cincuenta grados Gay-Lussac (50° G.L.)"

Para el ejercicio fiscal 2009, el Seniat, como ente responsable del control, fiscalización y recaudación de los recursos provenientes de esta renta seguirá aplicando una serie de medidas basadas principalmente en operativos permanentes de verificación de los principales expendios de licores a nivel nacional, especialmente mediante el aporte de datos proporcionados por las aduanas en torno a los licores que ingresan al país a través de las empresas importadoras que los comercializan; y constatando el cumplimiento de los deberes formales de estos contribuyentes ante la administración tributaria.

En el cuadro y gráfico que se presentan a continuación, se aprecia la tendencia progresiva que durante el período en análisis ha experimentado este impuesto.

IMPUESTOS DE LICORES
(Millones de Bolívares)
AÑOS 2004-2009

AÑOS	RECAUDACIÓN
2004	335,1
2005	427,0
2006	669,9
2007(*)	914,1
2008(**)	860,4
2009(**)	1.292,2

(*) Cifras provisionales
(**) Cifras estimadas
Fuente: Seniat y ONT

Gráfico Nº 5 – 7
Impuestos de Licores
(Millones de Bolívares)
Años 2004-2009


1.400
1.200
1.000
800
600
400
200
0
Millones de Bolívares
2004
2005
2006
2007
2008
2009
Años

- **Impuesto de Cigarrillos**

Se estima que para el ejercicio fiscal 2009 ingresen a la ONT Bs. 3.998,6 millones correspondientes a la recaudación procedente de la aplicación de los impuestos sobre cigarrillos, lo cual representa el 2,4 por ciento de la totalidad de los recursos fiscales previstos en el Proyecto de Ley de Presupuesto. Dicha estimación se efectuó tomando en cuenta los ajustes realizados al precio de venta al público (PVP) de las cajetillas de cigarrillos.

Como dispone el articulo 1 del Decreto Nº 5.619 con rango, valor y fuerza de Ley de Reforma Parcial de la Ley de Impuesto Sobre Cigarrillos y Manufacturas de Tabaco (Liscmt) publicado en la GO Nº 5.852 Ext. de fecha 05/10/2007, serán gravados con el impuesto establecido en esta Ley los cigarrillos, tabaco y picaduras para fumar, importadas o de producción nacional, destinados al consumo en el país y será el Ejecutivo Nacional el encargado de fijar el precio de venta de las especies a que se refiere esta Ley y de elevar hasta un tercio la alícuota del impuesto en ella previsto. Asimismo, según lo dispuesto en el artículo 4 de la Ley, están gravados por este impuesto los productos de esta especie dirigidos a zonas francas, puertos libres u otros territorios sujetos a régimen especial.

La alícuota establecida para el pago de este tributo es de 70,0 por ciento del precio de venta al público de la especie, para el impuesto sobre cigarrillos, tabaco, y picaduras para fumar, importados o de producción nacional destinados al consumo en el país, tal como lo señala el artículo 2 de la Ley. De igual manera, el parágrafo único referente al mismo articulo, establece que el Ejecutivo Nacional podrá exonerar total o parcialmente del pago del impuesto aplicado al tabaco de producción nacional elaborado por la pequeña industria siempre y cuando se cumplan los requerimientos exigidos previamente.

Están sujetos al pago de este tributo los fabricantes o importadores del producto y la base gravable es el precio de venta al público de los cigarrillos, tabacos y picaduras. Este impuesto se causa al ser producida la especie y se hace exigible al ser retirada de los establecimientos productores.

El Estado como principal responsable del bienestar de la población en general, implanta mecanismos de corto, mediano y largo plazo orientado a combatir las graves consecuencias sociales, morales y económicas que genera el consumo del tabaco y otras especies, así como la exposición al mismo del sector no fumador de la población. Entre las medidas que fueron adoptadas por el Ejecutivo Nacional con el fin de desalentar y desestimular el consumo de este producto estuvo la de incrementar la alícuota impositiva del precio de venta al público de la especie, obteniendo al mismo tiempo mayor cantidad de recursos fiscales derivados de la recaudación de esta renta de origen interno.

El Seniat y la Subcomisión Anticontrabando de Tabacos y Cigarrillos, enmarcados en los lineamientos establecidos por el Plan Evasión Cero y Contrabando Cero y continuando durante el año 2009 con la lucha frontal anticontrabando y los ilícitos aduaneros que afectan directamente los ingresos procedentes de esta renta, seguirán implementando en todo el ámbito nacional, operativos de control y fiscalización de las principales empresas tabacaleras del país con el objetivo de verificar el correcto cumplimiento de los deberes formales tributarios y la cancelación del impuesto proveniente de la producción e importación de tabacos y cigarrillos.

En la siguiente tabla se muestra la recaudación obtenida por la aplicación de los impuestos de cigarrillos para el período 2004-2008 y el monto que por concepto de dicho tributo se prevé recaudar en el año 2009.

IMPUESTOS DE CIGARRILLOS (Millones de Bolívares) AÑOS 2004-2009	
AÑOS	**RECAUDACIÓN**
2004	577,9
2005	703,8
2006	931,9
2007(*)	1.364,2
2008(*)	3.386,6
2009(**)	3.998,6

(*) Cifras provisionales
(**) Cifras estimadas
Fuente: Seniat y ONT

Gráfico Nº 5 - 8
Impuesto de Cigarrillos
(Millones de Bolívares)
Años 2004-2009


4.500
4.000
3.500
3.000
2.500
2.000
1.500
1.000
500
0
Millones de Bolívares
2004
2005
2006
2007
2008
2009
Años

- **Impuesto al Consumo de las Gasolinas y Otros Productos Derivados del Petróleo**

En el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2009 se proyectaron recursos por la cantidad de Bs. 893,9 millones provenientes de los impuestos al consumo de la gasolina y de otros derivados del petróleo. Estos ingresos se discriminan de la siguiente manera: impuesto al consumo general de las gasolinas, Bs. 156,5 millones; impuesto al consumo general de otros derivados del petróleo, Bs. 723,3 millones; impuesto al consumo propio de gasolina, Bs. 0,2 millones e impuesto al consumo propio de otros derivados del petróleo, Bs. 13,9 millones.

Estos conceptos representan el 0,5 por ciento del total de ingresos y fuentes de financiamiento de la República.

El artículo 48, numerales 2 y 3 de la LOH, publicada en la GO Nº 38.493 de fecha 04/08/2006, sustenta el cálculo que se incluirá en el Proyecto de Ley de Presupuesto del año 2009. El numeral 2 del artículo mencionado establece el impuesto al consumo propio, fijando una alícuota del 10,0 por ciento del valor de los productos derivados del petróleo producidos y consumidos como combustible en las operaciones propias y calculados sobre el precio de venta al consumidor final. El numeral 3 fija una alícuota entre el 30,0 por ciento y el 50,0 por ciento del precio de venta al consumidor final, por cada litro de producto vendido en el mercado interno para el impuesto al consumo general de gasolina y otros derivados de los hidrocarburos. Para el año 2009, la tarifa de impuesto al consumo general que se utilizará será de 30,0 por ciento.

Una vez calculados los recursos provenientes del impuesto al consumo de los derivados del petróleo, se deben descontar los subsidios otorgados a las gasolinas y al diesel, los cuales tienen como objetivo cubrir las necesidades reales de los venezolanos para lograr mejorar las condiciones de vida de la población, de acuerdo a la política social implementada por el Presidente de la República. Los subsidios concedidos por el Ejecutivo Nacional para el beneficio de la ciudadanía están destinados a los proyectos que se mencionan a continuación: sistema de control de cargas, mejoramiento de las unidades de transporte colectivo, Vivex-VAO, pasaje preferencial estudiantil, transportes masivos, gas natural para vehículos y programa nacional de transporte urbano. El dinero obtenido mediante estas subvenciones es administrado a través de un fideicomiso por la Fundación Fondo Nacional de Transporte Urbano (Fontur).

La previsión de recursos que se está incluyendo en el Proyecto de Ley de Presupuesto contempla la comercialización de dos variedades de gasolina: la regular, de 91 octanos y la premium, de 95 octanos. Ambos tipos de gasolina se caracterizan por no contener plomo, con la consigna de "Pdvsa trabaja para un aire más puro" como parte de la política de protección ambiental. De igual manera, se venden productos derivados del petróleo tales como diesel, fuel oil, asfalto, aceites lubricantes, entre otros.

Para el ejercicio fiscal 2009, la novedad en materia de hidrocarburos a nivel nacional estará dada por la continuidad en la aplicación de la Ley Orgánica de Reordenamiento del Mercado Interno de los Combustibles Líquidos aprobada por la Asamblea Nacional y publicada en GO Nº 39.019 de fecha 18/09/2008, la cual reserva al Estado las actividades de intermediación para el suministro de combustible así como el transporte, de manera que sea Pdvsa quien abandere el manejo operativo de las gasolineras. Con este ordenamiento legal, las actividades que asumirá el Gobierno Nacional, se declaran de utilidad pública y de interés social. Adicionalmente, la Ley pretende lograr ahorros significativos que serán utilizados en la renovación de la flota de transporte y mejoras en las estaciones de servicio, incluyendo las tiendas de conveniencia. Asimismo, se podrá reducir el contrabando de combustibles en las zonas fronterizas y mejorar la situación laboral de los trabajadores de este sector.

A continuación se muestra el aporte generado por este concepto durante el período 2004-2008 y la estimación que se proyecta para el ejercicio fiscal 2009:

IMPUESTO AL CONSUMO DE GASOLINAS Y OTROS DERIVADOS DEL PETRÓLEO
(Millones de Bolívares)
AÑOS 2004-2009

AÑOS	IMPUESTO AL CONSUMO GENERAL		IMPUESTO AL CONSUMO PROPIO		TOTAL IMPUESTO AL CONSUMO
	GASOLINA	OTROS DERIVADOS	GASOLINA	OTROS DERIVADOS	GASOLINA Y OTROS DERIVADOS
2004	109,4	191,2	0	0	300,6
2005	146,0	325,8	0	0	471,8
2006	168,4	571,3	10,0	9,5	759,2
2007(*)	156,8	541,9	2,5	2,7	703,9
2008(*)	161,6	531,3	2,2	5,8	700,8
2009(**)	156,5	723,3	0,2	13,9	893,9

(*) Cifras provisionales
(**) Cifras estimadas
Fuente: Pdvsa y ONT

- **Impuestos Varios**

En este rubro se agrupan varias rentas que forman parte de los impuestos internos, que totalizan la cantidad de Bs. 867,1 millones. Para el ejercicio fiscal 2009 se prevé recaudar por concepto de impuesto sobre telecomunicaciones Bs. 578,5 millones, por impuesto sobre sucesiones y donaciones y demás ramos conexos Bs. 112,0 millones y por impuesto a las actividades de juegos de envite o azar Bs. 176,6 millones.

En lo que respecta a las rentas administradas por el Ministerio del Poder Popular para las Telecomunicaciones e Informática (Mppti), atendiendo los preceptos constitucionales y las Líneas Generales del Plan de Desarrollo Económico y Social 2007-2013 y en su carácter de regulador, planificador y coordinador de las políticas públicas en materia de promoción y desarrollo del sector de telecomunicaciones, informática y servicios postales, se han delineado para el 2009, un conjunto de estrategias tendientes a apalancar el proceso de transformación económico y social, donde las telecomunicaciones, informática y servicios postales se conviertan en herramientas habilitadoras de la socialización del conocimiento, que contribuyan al desarrollo político, social, económico, territorial y cultural del país.

Dentro de estas estrategias se encuentra el proceso de socialización de las telecomunicaciones que garanticen una mayor participación de las personas mediante el fortalecimiento del modelo de comunicación inclusivo que involucra medios comunitarios y otros prestadores de servicios, organizaciones civiles, estudiantes de comunicación social, productores nacionales independientes y la ciudadanía en general interesada en construir una nueva radio y televisión en Venezuela.

En el área de recaudación de los tributos, Conatel, es el ente encargado de ejercer el control fiscal, de conformidad con el artículo 154 de la Ley Orgánica de Telecomunicaciones (Lotel), relacionadas con la facultad de recaudar, liquidar, fiscalizar y determinar los tributos que gravan al sector de las telecomunicaciones, pretende en el año 2009, continuar con la ejecución de planes de acción orientados a disminuir la evasión de los tributos.

Asimismo, se destaca la voluntad de Conatel de darle continuidad al desarrollo de la soberanía tecnológica, con el objeto de motivar a todos los venezolanos y venezolanas para que se apropien de la tecnología, especialmente a través de la promoción del software libre, que ha llevado a cabo el Mppti por intermedio del Centro Nacional de Tecnologías de Información (CNTI) y que ahora se incorpora la Compañía Anónima Nacional Teléfonos de Venezuela (Cantv), que luego de su renacionalización, promueve el Proyecto de Migración al Software Libre, a través de la migración de las computadoras de sus empleados a la distribución de software libre: Canaima, impulsada por el CNTI, apalancándose en el Proyecto de Sustitución Tecnológica, manteniendo los servicios de soporte a las operaciones actuales, permitiendo además la ejecución de las aplicaciones corporativas según los criterios de calidad.

Con referencia al impuesto sobre sucesiones, donaciones y demás ramos conexos, el Seniat como ente encargado de la administración de este tributo, proyecta recaudar para el ejercicio fiscal 2009, la cantidad de Bs. 112,0 millones. Tal como lo establece el articulo 1 de la Ley de Impuesto sobre Sucesiones, Donaciones y demás Ramos Conexos (Lissdrc) publicada en la GO Nº 5.391 Ext. de fecha 22/10/1999, son gravadas con este impuesto las transmisiones gratuitas de derechos por causa de muerte o por actos entre vivos.

La Lissdrc señala en el Título II, Capítulo I, artículo 2, que quedan obligados al pago del impuesto sobre sucesiones hereditarias, los beneficiarios de herencias y legados que comprendan bienes muebles o inmuebles, derechos o acciones situados en el territorio nacional. Asimismo, los beneficiarios de donaciones están sujetos al pago del impuesto sobre donaciones determinado en el Título III, artículo 57 de la Ley.

Se considera como base imponible de este impuesto, el patrimonio neto dejado por el causante, que resulta de deducir la totalidad de las cargas que forman el pasivo, a la universalidad de los bienes que forman el activo y se aplicará la alícuota que corresponda al monto o valor económico del bien donado.

En cuanto a los recursos derivados de la aplicación del Impuesto a las Actividades de Juegos de Envite o Azar, el Seniat estima que ingresará a la ONT durante el año 2009, la cantidad de Bs. 176,6 millones. Según el articulo 1 de la Ley de Impuestos a las Actividades de Envite o Azar publicada en la GO Nº 38.698 de fecha 05/06/2007, serán gravadas con este impuesto de ámbito nacional las actividades de explotación, operación u organización de juegos de envite o azar tales como: loterías, casinos, salas de bingo, máquinas traganíqueles y espectáculos hípicos; y están sujetas al pago del mismo, las personas naturales, jurídicas o entidades económicas que se dediquen a la realización de las actividades descritas anteriormente.

Tal como lo dispone el artículo 10 de la Ley, las alícuotas impositivas aplicadas a la base imponible de este tributo son las que se describen a continuación:

- Se gravarán las operaciones de juegos de lotería, con una tarifa que se ubica entre un mínimo del 10,0 por ciento y un máximo de 15,0 por ciento, aplicable sobre el monto de los ingresos brutos percibidos durante el período de imposición

- Entre un límite del 10,0 por ciento y un máximo de 15,0 por ciento aplicable sobre el monto de los ingresos brutos percibidos durante el período de imposición, para las apuestas sobre la explotación de espectáculos hípicos

- Entre un límite mínimo de 120 unidades tributarias (UT) a un máximo de 320 UT aplicable a cada mesa de juego instalada en el casino durante el período de imposición, para la explotación de casinos

- Para la explotación de salas de bingo, una tarifa ubicada entre un límite mínimo de 12,0 por ciento y un máximo de 20,0 por ciento, aplicable sobre el monto de los ingresos brutos percibidos por jugadas realizadas en la sala de bingo durante el período de imposición

- Una tarifa que oscile entre un límite mínimo de 40 UT y un máximo de 200 UT para la explotación de máquinas traganíqueles

- Una alícuota entre un límite mínimo de 30,0 por ciento y un máximo de 50,0 por ciento, aplicable sobre el monto de los ingresos brutos percibidos durante el período de imposición

- Se aplicará a las apuestas deportivas, una tarifa que oscile entre un límite mínimo de 6,0 por ciento y un máximo de 10,0 por ciento, aplicable sobre el monto de los ingresos brutos percibidos durante el período de imposición.

En el cuadro y gráfico que se presentan a continuación, se puede observar la evolución experimentada por la recaudación de este grupo de impuestos durante el período 2004-2008, y lo que se prevé recaudar por los mismos para el año 2009.

IMPUESTOS VARIOS
(Millones de Bolívares)
AÑOS 2004-2009

AÑOS	IMPUESTO DE TELECOMUNICACIONES	SUCESIONES Y DONACIONES	ACTIVIDADES DE JUEGOS DE ENVITE O AZAR	FÓSFOROS	DERECHO DE REGISTRO INMOBILIARIO	TOTAL IMPUESTO VARIOS
2004	186,5	45,8	21,3	1,1	55,3	310,0
2005	237,0	55,2	26,1	1,1	35,7	355,1
2006	323,3	71,6	37,0	1,6	0,0	433,5
2007(*)	285,1	114,0	73,6	1,7	0,0	474,4
2008(*)	334,9	110,3	170,7	0,2	0,0	616,1
2009(**)	578,5	112,0	176,6	0,0	0,0	867,1

(*) Cifras provisionales
(**) Cifras estimadas
Fuente: Seniat, Conatel y ONT


Gráfico Nº 5 – 9
Impuestos Varios
(Millones de Bolívares)
Años 2004 - 2009
Millones de Bolívares
600
500
400
300
200
100
0
2004
2005
2006
2007
2008
2009
Años
Derechos de registro inmobiliario
Sucesiones y donaciones
Fósforos
Telecomunicaciones
Activid. de Juegos de Envite o Azar

• Ingresos por Tasas

Para el Proyecto de Ley de Presupuesto 2009 se estima que ingrese al Tesoro Nacional por concepto de tasas o pagos que realizan los contribuyentes por la prestación de un servicio por parte del Estado, la cantidad de Bs. 883,7 millones, lo que constituye el 0,5 por ciento del total de recursos.

Los recursos que se prevén recaudar por este concepto están conformados de la siguiente manera: Bs. 702,9 millones procedentes de la tasa por servicios de aduana, Bs. 54,7 millones pertenecientes a la tasa por timbres fiscales y Bs. 126,1 millones correspondientes al restante de tasas que constituyen esta categoría fiscal tales como: la tasa por servicios de telecomunicaciones, bandas de garantía, cápsulas y sellos y tasas por servicios sociales y administrativos.

o Servicios de Aduana

La recaudación proyectada por la aplicación de esta tasa asciende a la cantidad de Bs. 702,9 millones. Dicho monto representa el 0,4 por ciento del total de ingresos y fuentes de financiamiento estimados en el Proyecto de Ley de Presupuesto 2009.

La tasa por servicios de aduana esta constituida por los ingresos originados de la utilización de los diferentes servicios prestados por las oficinas aduaneras, tales como: determinación del régimen aplicable a las mercancías sometidas a su potestad, confrontación de la documentación necesaria para el ingreso al país de las mercancías, utilización de los servicios aduanales en horas no comprendidas dentro del horario de trabajo, o en días no hábiles, uso del servicio de almacenamiento de las mercancías en las zonas de depósito de las oficinas aduaneras, acarreo de los bultos postales dentro de las zonas aduanales del país y la realización de consultas a la oficina competente sobre la clasificación arancelaria, valoración aduanera y análisis de laboratorio de cualquier mercancía.

Esta tasa considerada como la de mayor relevancia dentro de dicha categoría, (constituye el 79,5 por ciento del total a recaudar por concepto de tasas) forma parte de uno de los ingresos más significativos derivados de las actividades del sector no petrolero del país como es la Renta Aduanera, conformada también por el impuesto de importación ordinario.

Como lo establece el artículo 1 del Decreto Nº 5.879 con rango, valor y fuerza de Ley de reforma parcial de la Ley Orgánica de Aduanas, publicada en la GO Nº 38.875 de fecha 21/02/2008, el Seniat como ente encargado de la administración aduanera es responsable de intervenir, facilitar y controlar la entrada, permanencia y salida del territorio nacional de las mercancías objeto de tráfico internacional y de los medios de transporte que las conduzcan, con el propósito de determinar y aplicar el régimen jurídico al cual dichas mercancías estén sometidas, así como la supervisión de bienes inmuebles cuando razones de interés fiscal lo justifiquen.

De igual forma, el artículo 3, numeral 5, literal a, establece que los usuarios cancelarán las tarifas señaladas por la habilitación de aduanas, cuando se habilite el servicio aduanero fuera de las horas ordinarias de labor, en días no laborables o sitios distintos a aquellos que constituyen la zona primaria inmediata de la aduana.

En lo que respecta a los ingresos obtenidos de la tasa por derechos de almacenaje o uso de almacenamiento de mercancías, el decreto Nº 5.879, señala que serán sujetos pasivos los usuarios de los almacenes, patios y demás dependencias adscritas a las aduanas, por la permanencia o depósito de las mercancías en dichos lugares, y las alícuotas a ser aplicadas serán las establecidas en el numeral 5 literal d, del artículo 3.

En lo que se refiere al cobro por la prestación de los servicios de consulta sobre clasificación arancelaria, valoración aduanera y análisis de laboratorio, el artículo 3, numeral 5, literal b, del decreto Nº 5.879, establece que por cada consulta se cancelará una alícuota ubicada entre 2 UT y 5 UT. Si la consulta exige análisis de laboratorio, el límite máximo a cancelar podrá llegar a 300 UT, según el costo de los análisis.

Con referencia a la tasa por la determinación del régimen aplicable a las mercancías sometidas a potestad aduanera, el mencionado decreto señala en el literal c que la alícuota a aplicar se ubicará entre el 0,5 por ciento y 2,0 por ciento del valor en aduanas de las mercancías; o entre 0,005 UT y 1 UT por documento.

De igual manera, por el uso de los sistemas informáticos de la administración aduanera, el literal e determina el pago de entre 0,1 UT y 5 UT por hora o fracción. Asimismo, el literal f fija una tarifa de entre 3 UT y 12 UT por hora de fracción, por el uso de medios, mecanismos o sistemas automatizados para la detección y verificación de documentos o de mercancías.

Con respecto a la tasa por servicios de aduana, el artículo 36 del Reglamento de la Ley Orgánica de Aduanas (RLOA) dispone que la misma se causará y se hará exigible cuando la documentación correspondiente a la introducción o extracción de las mercancías sea registrada por la oficina aduanera respectiva y que la misma se recaudará en igual forma y oportunidad que los impuestos correspondientes. Para la estimación del monto señalado para esta tasa el Seniat empleó como premisa una tarifa impositiva de 1,0 por ciento del valor en aduanas de las mercancías que se introduzcan en el territorio nacional, tal como lo determina el artículo 1 del

Decreto Presidencial Nº 859, publicado en la GO Nº 36.974 de fecha 16/06/2000. Los ingresos percibidos por la aplicación de esta tasa son enterados a la Oficina Nacional del Tesoro previa deducción del 50,0 por ciento, recursos estos que son dispuestos para cubrir los requerimientos operativos de la administración aduanera y tributaria.

Igualmente, el artículo 116 del RLOA, establece que la tasa por corretaje de bultos postales esta constituida por los pagos que realizan los contribuyentes por la utilización del servicio de correos para la realización de las operaciones aduaneras de importación y exportación, con limitación en cuanto al volumen, peso y tipos de mercancía y conforme a los respectivos acuerdos internacionales. Las operaciones mencionadas en este artículo se regirán igualmente por el reglamento interno del servicio de bultos postales, siempre que no contradiga las disposiciones del presente reglamento.

La siguiente tabla y gráfico muestran la tendencia positiva de la recaudación proveniente de la tasa por servicios de aduana durante el período 2004-2008, así como la estimación del monto que se prevé ingresará al Tesoro Nacional para el año 2009.

SERVICIOS DE ADUANA
(Millones de Bolívares)
AÑOS 2004-2009

AÑOS	Recaudación
2004	189,4
2005	293,2
2006	383,0
2007(*)	813,4
2008(*)	593,5
2009(**)	702,9

(*) Cifras provisionales
(**) Cifras estimadas
Fuente: Seniat y ONT

Gráfico Nº 5 - 10
Servicios de Aduana
(Millones de Bolívares)
Años 2004-2009


900
800
700
600
500
400
300
200
100
0
Millones de Bolívares
2004
2005
2006
2007
2008
2009
Años

- **Timbres Fiscales**

La proyección de recaudación derivada de esta tasa para el ejercicio fiscal año 2009 se ha previsto en Bs. 54,7 millones.

Se consideran recursos provenientes de la aplicación de la tasa de timbres fiscales a los ingresos derivados de la formalización de las actuaciones contempladas en las leyes de Timbre Fiscal, Registro Público, Ley Orgánica del Servicio Consular, Propiedad Industrial, Minas y demás leyes, mediante el uso de timbres móviles o fijos; de igual forma se consideran parte de esta tasa los recursos originados por la venta de papel sellado utilizados en las gestiones administrativas y judiciales, así como también los pagos obtenidos por el otorgamiento de documentos o actos, originados del traslado de las notarías públicas, oficinas del registro y juzgados a lugares distintos a su sede, de conformidad con el arancel vigente.

Aunque en la actualidad la fiscalización y recaudación proveniente de esta tasa aun permanece bajo responsabilidad del Seniat, en los últimos años cada entidad federal ha venido asumiendo la competencia en la recaudación de este tributo tal como lo dispone la sentencia 572 de fecha 18/03/2003, donde se les transfiere a los mismos facultades referentes a la recaudación por timbres fiscales. De igual manera, dicha atribución está prevista en el artículo 164 de la Constitución de la República Bolivariana de Venezuela, donde se le otorgan potestades tributarias a los estados. Es por este motivo que los recursos derivados de la recaudación de esta tasa han venido disminuyendo paulatinamente como meta anual de recaudación.

- **Otras Tasas**

El rubro de otras tasas se estima aportará al Tesoro Nacional para el ejercicio fiscal 2009 la cantidad de Bs. 126,1 millones, dentro del mismo se encuentran incluidas las bandas de garantía, cápsulas y sellos con Bs. 53,9 millones, los servicios sociales y administrativos Bs. 39,0 millones y los servicios de telecomunicaciones Bs. 33,2 millones.

Con referencia a la tasa por bandas de garantía, cápsulas y sellos, el Seniat estima que el Fisco Nacional recaudará durante el año 2009, recursos por la cantidad de Bs. 53,9 millones. Conforman el monto total estimado por esta tasa, los ingresos derivados de la venta de bandas, cápsulas, sellos o cualquier otro aditamento necesario para amparar la especie sobre la cual se ha pagado el impuesto de producción nacional o de importación de especies alcohólicas. Tal como lo establece el artículo 34 de la Lisaea, el Ejecutivo Nacional podrá establecer el uso de bandas, cápsulas, sellos u otros aditamentos de garantía, los cuales se venderán al costo a quien produzca o importe especies gravadas en la cantidad por ellos requeridas para amparar las especies y su precio deberá ser incluido en las correspondientes planillas de liquidación de impuestos. Esta banda de garantía deberá ser colocada sobre la tapa de la bebida alcohólica de manera que al destaparse el envase, la banda de garantía se rompa y no pueda ser utilizada nuevamente y esta operación deberá realizarse antes de que las bebidas alcohólicas sean retiradas de los almacenes de aduana o de producción; y las mismas no podrán ser puestas a la venta sin que la banda de garantía esté colocada sobre la tapa de la botella.

La tasa de servicios sociales y administrativos, agrupa principalmente a las rentas por licencia de caza, matrícula para importar y exportar sustancias estupefacientes y psicotrópicas y los derechos consulares. La tasa por licencia de caza está identificada como los ingresos originados por la tramitación y expedición de licencias para cazar con fines deportivos, comerciales y científicos, también comprende las licencias para ejercer el comercio o industria de animales silvestres que se encuentran en cualquier ambiente sea marítimo, aéreo o terrestre. En la tasa para importar y exportar sustancias estupefacientes y psicotrópicas se reflejan los ingresos originados por el otorgamiento de la matrícula a los establecimientos farmacéuticos, para efectuar las operaciones de importación o exportación de dichas sustancias y la tasa por concepto de derechos consulares, que se refiere a los ingresos obtenidos por intermedio de las embajadas y consulados en el ejercicio propio de sus funciones fuera del país.

Finalmente, la tasa por servicio de telecomunicaciones, compila los ingresos derivados de la utilización de los sistemas nacionales o internacionales de comunicaciones, por medio de emisiones de toda naturaleza y otro sistema o procedimiento de transmisión de señales eléctricas, de acuerdo con lo previsto en la Lotel. El ente fiscalizador y recaudador de esta renta es Conatel, que en su carácter de administrador tributario central del sector de las telecomunicaciones, para el 2009 prevé continuar las acciones tendientes al fortalecimiento de este importante sector, con el objeto de mantener el control y supervisión de los entes públicos y privados vinculados con las telecomunicaciones, a efectos de que cumplan con las obligaciones que en materia tributaria gravan a esta actividad.

- **Ingresos por Ventas de Bienes y Servicios de la Administración Pública**

Para el ejercicio fiscal 2009, el Seniat estima que el Tesoro Nacional percibirá la cantidad de Bs. 2,3 millones provenientes de la recaudación por este concepto. Los recursos procedentes de este ingreso son producto de la venta a los contribuyentes de las publicaciones oficiales, formularios, plantillas o formas impresas con las que se cancelan tributos nacionales, los cuales son editados por el Ejecutivo Nacional.

- **Ingresos de la Propiedad**

  En este rubro se agrupan los alquileres de edificios, locales, tierras y terrenos propiedad de la República, identificados como los ingresos que se perciben por el arrendamiento a terceros, por tiempo determinado de bienes muebles e inmuebles pertenecientes al Estado o de cualquier otra condición legal, que permitan conformar convenimientos de arrendamiento. La recaudación que se espera percibir para el ejercicio económico financiero 2009 por este concepto asciende a Bs. 0,5 millones.

- **Otros Ingresos**

  Para este rubro, el Erario Nacional, prevé ingresarán a sus arcas en el año 2009 Bs. 592,9 millones; asociados con la aplicación de multas por varios ramos por Bs. 51,0 millones, intereses por demora Bs. 51,6 millones, reparos fiscales Bs. 0,1 millones, y por otros ingresos ordinarios Bs. 490,2 millones.

  Las multas están identificadas como la sanción de carácter pecuniario que se impone a un causante que no ha cumplido con sus obligaciones fiscales consistentes en la presentación de sus manifestaciones, avisos, pagos de impuestos, entre otras obligaciones establecidos en las normas que a los efectos les da origen. Por su parte, los intereses moratorios incluye los ingresos originados por la falta de pago oportuno de la obligación tributaria a favor del Fisco Nacional por parte de los contribuyentes sobre los cuales ha recaído el hecho imponible.

  Los reparos fiscales son producto de las actuaciones de objeciones emanadas de la Contraloría General de la República en el ejercicio de sus funciones como ente al que corresponde el control, la vigilancia y la fiscalización de los ingresos, gastos y bienes públicos, así como de las operaciones relativas a los mismos, cuyas actuaciones se orientarán a la realización de auditorías, inspecciones y cualquier tipo de revisiones fiscales en los Organismos y entidades sujetos a su control, en atención a la Ley Orgánica de la Contraloría General de la República y del Sistema de Control Fiscal.

  Finalmente, el rubro de otros ingresos comprende el impuesto de explotación o aprovechamiento de productos forestales, el impuesto superficial de productos forestales y las autorizaciones para deforestación y movilización de productos forestales, reparos administrativos a los activos empresariales, y reparos administrativos diversos, entre otras rentas.

5.3 Fuentes de Financiamiento

La política económica del Gobierno Nacional ha estado orientada hacia la mejora de la calidad de vida de la población, respondiendo en todo momento a los objetivos, políticas y estrategias establecidas en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación para el periodo 2007-2013. La cristalización de tal fin, demanda la consecución de recursos que complementen el financiamiento del presupuesto de la República, motivo por el cual el Ejecutivo Nacional estima recursos por concepto de fuentes de financiamiento para el ejercicio fiscal 2009 por Bs. 12.329,2 millones, que representan el 7,4 por ciento del total de los recursos, los cuales están conformados por fondos provenientes de las operaciones de crédito público por Bs. 12.243,1 millones y por Bs. 86,1 millones de la disminución de deudas de cuentas por rendir a corto plazo.

En tal sentido, los recursos provenientes de las operaciones de crédito público que prevé obtener el Ejecutivo Nacional, serán aplicados en concordancia con lo establecido en los artículos 77 y 78 de la Ley Orgánica de Administración Financiera del Sector Público (Loafsp), para realizar inversiones reproductivas que constituyen el financiamiento para proyectos por endeudamiento y el cual asciende a la cantidad de Bs. 4.602,6 millones; así como para honrar el servicio de la deuda pública nacional por un monto de Bs. 7.640,5 millones.

Para el ejercicio fiscal 2009 la política de endeudamiento del Ejecutivo Nacional plantea la consecución de los siguientes objetivos:

- Obtener los recursos financieros que garanticen la continuación y el avance de la ejecución de los proyectos sociales y de inversión en infraestructura que tendrán el mayor impacto social en la Nación.

- Minimizar los costos, asumiendo niveles razonables de riesgo para lo cual se aprovechará en la medida de lo posible las oportunidades que pueda brindar el mercado.

La República Bolivariana de Venezuela para el próximo año continuará manteniendo un endeudamiento ajustado a la política fiscal. Al respecto, es importante resaltar que durante los últimos tres años se han observado niveles de deuda sostenible y acordes con el crecimiento económico, a fin de que no se generen grandes fluctuaciones en el gasto primario proyectado en el largo plazo, reflejando un manejo responsable y coherente de activos y pasivos, lo que ha fortalecido los indicadores económicos-financieros del país y permitido a la República acceder al financiamiento en los mercados nacionales e internacionales a un costo razonable.

Cabe destacar, que el Estado venezolano demostró la solidez de sus cuentas y la confianza de los inversionistas nacionales en el crecimiento de su economía mediante la colocación de cuatro mil millones de dólares en bonos soberanos 2023 y 2028 durante el ejercicio fiscal 2008. Por lo tanto, el Ejecutivo Nacional seguirá manifestando el grado de confianza del que goza Venezuela como nación cumplidora de sus compromisos financieros nacionales e internacionales, y del apoyo financiero de una amplia base de inversionistas, suficientemente sólida y diversificada.

En el Proyecto de Ley de Presupuesto 2009, también se estiman recursos provenientes de la disminución de otros activos financieros, específicamente de la disminución de deudas de cuentas por rendir a corto plazo, por la cantidad de Bs. 86,1 millones. El referido concepto agrupa los reintegros de remanentes de fondos de años anteriores al Tesoro Nacional, por parte de las unidades administradoras responsables del manejo de los fondos en avance y de anticipos de los respectivos órganos de la República.

El cuadro que se presenta a continuación contiene los conceptos que conforman las fuentes de financiamiento:

FUENTES DE FINANCIAMIENTO AÑO 2009
(Millones de Bolívares)

CONCEPTOS	MONTO
Disminución de Otros Activos Financieros	**86,1**
Disminución de deudas de cuentas por rendir a corto plazo (reintegros)	86,1
Incremento de Pasivos (Proyecto de Ley Especial de Endeudamiento Anual)	**12.243,1**
Proyectos por Endeudamiento	4.602,6
Servicio de la Deuda Pública	7.640,5
TOTAL	**12.329,2**

• Proyectos por Endeudamiento

Para asegurar y elevar los niveles de bienestar de la población, garantizar la defensa de la soberanía nacional, así como fortalecer el desarrollo endógeno, entre otros, el Ejecutivo Nacional para el ejercicio fiscal 2009 prevé recursos que se obtendrán en el marco de la Ley Especial de Endeudamiento por la cantidad de Bs. 4.602,6 millones, cuyo destino será dar continuidad a proyectos estratégicos, necesarios y de gran envergadura, ejecutados a través de los entes de la Administración Pública, que permitirán avalar la consecución de importantes mejoras en los indicadores sociales.

La inversión social del Gobierno trasciende las misiones y se materializa en grandes obras de infraestructura que brindan soluciones concretas en áreas de salud, educación, deporte, cultura y el avance en construcción de obras de transporte masivo, entre otras. Estos esfuerzos de indiscutible carácter incluyente, mejoran la calidad de vida de la población, especialmente de los sectores de menores recursos.

En este sentido, se seguirá con la construcción de estructuras ferroviarias, con la finalidad de impulsar el desarrollo integral de la nación, garantizando la igualdad de las personas en todo el territorio nacional, asegurar la eficiencia, seguridad y mantenimiento del sistema de transporte ferroviario nacional, incentivar la creación y desarrollo de empresas y unidades de producción social ferroviaria, basada en los principios contenidos en la Constitución de la República Bolivariana de Venezuela y mejorar la condición de vida de las comunidades aledañas a los espacios donde opere el transporte ferroviario, así como consolidar los núcleos de desarrollo endógeno.

Igualmente, el Ejecutivo Nacional se plantea para el año 2009 acometer inversiones importantes en sectores estratégicos como el petrolero y el eléctrico, que mantendrán un ritmo de crecimiento promedio en Venezuela, en virtud del papel fundamental que en la constitución de EPS tiene la industria petrolera. Además, se continuarán realizando inversiones para completar el desarrollo del potencial hidroeléctrico del país, así como para el fortalecimiento institucional del sector eléctrico que permita ampliar y mejorar la distribución de la energía eléctrica, y la prestación óptima del servicio eléctrico, entre otros.

De igual modo, en función de continuar recuperando la habitabilidad como derecho humano representada en elementos de bienestar para la población, la acción del Gobierno se seguirá centrando en convertir al Estado Zulia, caracterizado por su potencial petrolero, en un bastión de experiencias destinadas al consumo de energía limpia y con bajo impacto ambiental. Para ello el Ejecutivo Nacional, durante el ejercicio fiscal 2009, orientará recursos al proyecto Planta Termozulia III, la cual tiene la capacidad de cubrir la demanda de electricidad de una vasta aérea de la región y de garantizar a su vez, la restitución del servicio ante cualquier evento natural y/o fallas en el sistema. La planta de este tipo en el país nace con el fin de producir energía a bajo costo enmarcada en los conceptos de generación termoeléctrica, es decir, la producción de electricidad a través de la combinación de frío y calor, y a su vez, para servir de refuerzo a las plantas termoeléctricas Termozulia I y II de pronta inauguración; estas dos últimas son uno de los logros del Proyecto Simón Bolívar y constituyen hoy día unas de las más efectivas y seguras, dados sus elementos de confiabilidad, en comparación con plantas generadoras de otro tipo.

En pro del armónico crecimiento nacional y con el fin de coadyuvar a la consolidación de un desarrollo sostenible que favorezca tanto a la población actual como a las futuras generaciones, el Estado continuará con los proyectos dirigidos a la seguridad agroalimentaria. Así se garantizará a toda la población, la disponibilidad, acceso, intercambio y distribución equitativa de los alimentos de manera estable, que asegure las condiciones físicas y emocionales adecuadas para el desarrollo humano integral y sustentable.

Con miras a propiciar el éxito de la soberanía agroalimentaria, se proseguirá con acciones que privilegien la producción agrícola interna, a través de la promoción y ejecución de la agricultura sostenida y sustentable como base estratégica del desarrollo rural integral, la transformación de las relaciones de intercambio y distribución, la identificación y reconocimiento de las relaciones sociales de producción y consumo, dentro de las necesidades y posibilidades concretas de cada uno de los actores de las distintas cadenas agrícolas, así como el establecimiento y cumplimiento de medidas que garanticen la protección, supervisión, prosperidad y bienestar de las productoras y productores nacionales, en el marco del desarrollo endógeno de la Nación.

Las obras mencionadas y descritas constituyen algunos de los proyectos de relevancia que serán financiados con operaciones de crédito público y que el Ejecutivo Nacional tiene previsto ejecutar para el año 2009.

A continuación se presenta el detalle de los proyectos por endeudamiento a contemplar durante el ejercicio fiscal 2009:

PROYECTOS POR ENDEUDAMIENTO AÑO 2009
(Millones de Bolívares)

DENOMINACIÓN	MONTO
MINISTERIO DEL PODER POPULAR PARA ECONOMIA Y FINANZAS	**15,5**
Modernización del Seniat III	15,5
MINISTERIO DEL PODER POPULAR PARA LA DEFENSA	**161,7**
Inversión Militar Ejército	20,3
Inversión Militar Aviación	26,9
Inversión Militar Armada	60,1
Mantenimiento Mayor de Unidades Operativas de la Armada	54,4

PROYECTOS POR ENDEUDAMIENTO AÑO 2009
(Millones de Bolívares)

DENOMINACIÓN	MONTO
MINISTERIO DEL PODER POPULAR PARA EL AMBIENTE	**775,9**
Abastecimiento de Agua Potable y Saneamiento Península de la Guajira	22,2
Obras de Regulación y Trasvase, Desarrollo Agrícola del Valle de Quibor y Conservación de la Cuenca del Río Yacambú	480,2
Atención Acueductos Rurales y Poblaciones Menores	19,5
Programa Saneamiento Ambiental Aguas y Cloacas	12,9
Rehabilitación de Embalses a Nivel Nacional	0,3
Modernización y Rehabilitación del Sector Agua Potable y Saneamiento	167,5
Manejo Sustentable de los Recursos Naturales en la Cuenca del Río Caroní	7,5
Agua Potable y Saneamiento en Zonas Urbanas y Rurales	40,6
Proyecto Nacional de Gestión y Conservación Ambiental	25,2
MINISTERIO PÚBLICO	**3,1**
Modernización del Ministerio Público	3,1
MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA	**45,5**
Apoyo a la Reforma del Sistema de Justicia Penal	45,5
MINISTERIO DEL PODER POPULAR PARA LA INFRAESTRUCTURA	**1.153,6**
Línea 2. El Tambor-San Antonio de los Altos	563,3
Línea 5. Tramo Plaza Venezuela-Miranda II	188,6
Línea III Tramo El Valle-La Rinconada	7,7
Inversiones Operativas	28,1
Modernización de Aeropuerto Control de Tráfico Aéreo	5,5
Rehabilitación del Sistema Centro Occidental Simón Bolívar Tramo Puerto Cabello-Barquisimeto y Yaritagua-Acarigua	130,0
Proyecto Ferroviario "Ezequiel Zamora", Tramo Puerto Cabello-La Encrucijada	230,4
MINISTERIO DEL PODER POPULAR PARA LA PLANIFICACIÓN Y DESARROLLO	**22,7**
Fortalecimiento del Instituto Nacional de Estadística (INE) como ente rector del Sistema Estadístico Nacional (SEN)	22,7
MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS	**57,2**
Programa de Tecnología Agrícola (PTA)	13,0
Programa sustentable de la pesca artesanal y de la acuicultura (Obras complementarias/Convenio MAT-Ramón Vizcaino)	13,7
Desarrollo de Cadenas Agroproductivas en la Región de Barlovento	7,7
Desarrollo sostenible para el Semiárido de los Estados Lara y Falcón, Segunda Fase (Prosalafa II)	22,8

PROYECTOS POR ENDEUDAMIENTO AÑO 2009 (Millones de Bolívares)	
DENOMINACIÓN	**MONTO**
MINISTERIO DEL PODER POPULAR PARA LA ENERGÍA Y PETRÓLEO	**2.279,0**
Central Hidroeléctrica Tocoma	2.136,7
Conversión a GAS Planta Centro	15,6
Fortalecimiento Institucional del Sector Eléctrico	21,7
Desarrollo Uribante Caparo	23,3
Fortalecimiento y Desarrollo Institucional de Corpoelec	64,5
Planta Termozulia III	17,2
MINISTERIO DEL PODER POPULAR PARA LA PARTICIPACIÓN Y PROTECCIÓN SOCIAL	**88,4**
Segunda Fase del Programa de Apoyo al Centro de Acción Social por la Música	88,4
TOTAL	**4.602,6**

- ## Servicio de la Deuda Pública

Para el ejercicio fiscal 2009, el Mppef, por órgano de la Oficina Nacional de Crédito Público (ONCP), proseguirá con las actuaciones relativas a los mercados de los títulos valores públicos, como son las de dictar las normas para promover el desarrollo del mercado primario y secundario de títulos valores mediante el diseño de estrategias y políticas de soporte de precios y liquidez, el establecimiento adecuado y eficiente de sistemas de liquidación, entre otros aspectos. El Gobierno Nacional, continuará otorgando oportunidades favorables para el público, con la finalidad de ampliar la base de pequeños, medianos y grandes inversionistas en el mercado de títulos valores públicos, a través de una dinámica actividad de la oferta y demanda de los instrumentos financieros.

En efecto, un manejo eficiente y cuidadoso de los pasivos públicos es parte fundamental de la política económica y representa un elemento indispensable para la estabilidad macroeconómica y financiera que propicia el crecimiento sostenido de la actividad productiva y del empleo.

El análisis riguroso de las obligaciones vigentes de la República y el firme compromiso del Ejecutivo Nacional por honrarlas, conlleva al establecimiento de un plan de pagos por concepto de servicio de la deuda pública, cónsono con las capacidades de financiamiento de la República.

Precisamente, por tal motivo, en el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2009 se estima la cantidad de Bs. 7.640,5 millones por concepto de endeudamiento, cuya orientación será la cancelación del capital y los intereses de la deuda externa e interna de la República. El referido monto representa un 4,6 por ciento del total de recursos contemplados.

Capítulo 6

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

Capítulo 6

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

6.1 Aspectos Generales e Institucionales

El Proyecto de Ley de Presupuesto del año 2009, se formula de acuerdo a las directrices establecidas por el Ministerio del Poder Popular para la Planificación y Desarrollo (Mpppd) con respecto a los lineamientos del Plan Operativo Anual Nacional POAN-2009 y los Planes Operativos Anuales Institucionales POAI-2009; los cuales se circunscriben dentro de la estrategia de acción a largo plazo contenidas en el Plan de Desarrollo Económico y social de la Nación 2007-2013.

El Ejecutivo Nacional ha determinado que la política de austeridad representa el norte de la formulación presupuestaria para el ejercicio fiscal 2009. Este lineamiento consiste en no asignar créditos presupuestarios a gasto superfluo en ningún ministerio u organismo del Estado.

Como consecuencia, se intensifica el uso racional de los excedentes de recursos provenientes de la actividad petrolera para la generación de inversiones y la consolidación del nuevo modelo de desarrollo propuesto por el Ejecutivo Nacional. Como principal parámetro a ser aplicado en esta coyuntura, el Ejecutivo Nacional establece la política de reimpulso del sector productivo nacional.

En consecuencia, se dictan normas en diversos aspectos inherentes a la aplicación de políticas económicas que impulsen las transformaciones estructurales y activen las fuerzas productivas exigidas por el desarrollo de nuevas relaciones sociales de producción, mediante el compromiso con el entorno interno en cada comunidad.

Para acelerar el bienestar social, se establece un proceso en el cual se requiere acoplar diferentes dimensiones que poseen distintos ritmos en el sistema mundial y en la calidad de vida como centro de acción.

Para ello, se realiza un cambio en las relaciones internacionales para colocar al sistema mundial al servicio de la sociedad a nivel nacional e internacional; igualmente se plantean cambios en las relaciones socio territoriales para complementar este sistema y lograr un modelo de desarrollo soberano, social, productivo, humanista y endógeno, que incida en el crecimiento de la producción social, en la corrección de los desequilibrios y en la protección ambiental. La participación e inclusión social surge como consecuencia del cambio en la relaciones de poder y del cambio en el proceso de acumulación.

La transformación social requerida para beneficiar al colectivo, se determina mediante la inversión en proyectos reales que protejan la economía nacional y fortalezcan las instituciones del Estado, a fin de que funcionen al servicio de los ciudadanos, mediante el establecimiento de relaciones de complementariedad, cooperación y solidaridad, regidas bajo un enfoque de uso racional y sostenible de los recursos naturales nacionales.

En este contexto, se continúa con la concepción del desarrollo económico endógeno, fundamentado en el fortalecimiento de las capacidades internas de cada región o comunidad, para lograr la sustentabilidad y sostenibilidad en el tiempo, de aplicación especial a los sectores agrícola, industrial y turístico; entre otros característicos de cada Estado y Municipio en particular.

El modelo de desarrollo endógeno sustentable para este año se destaca por estar basado en valores de equidad de género, cooperativismo y soberanía que incida en lograr modos de producción en los cuales ambos géneros participen de forma equitativa y diversa dentro de los procesos productivos.

Con el propósito de incidir positivamente en la reactivación de la economía nacional y en el marco del reimpulso productivo, el Ejecutivo Nacional ha diseñado políticas en materia industrial, agrícola, cambiaria y fiscal; además de crear el fondo para sectores productivos y una alianza estratégica con el sector empresarial, en beneficio del país. Todas estas acciones persiguen la reactivación del aparato productivo y la disminución del índice inflacionario en el país, con el fin de lograr la estabilidad económica.

Se continúa con la política de asignaciones presupuestarias a favor de los Consejos Comunales, como instancias de participación, articulación e integración que permiten al pueblo organizado ejercer directamente la gestión de las políticas públicas y proyectos que brinden respuesta a las necesidades y aspiraciones de las comunidades en la construcción de una sociedad de equidad y justicia social.

La política fiscal se estructura mediante las acciones realizadas por el Ejecutivo Nacional como parámetros que inciden en la economía nacional, con el objeto de proveerse de recursos y de consumar el gasto público que cubra las necesidades colectivas, a fin de favorecer el crecimiento equilibrado entre la oferta agregada interna, con su respectiva demanda agregada interna.

Al promoverse el incremento en la oferta y demanda agregada, mediante la ejecución de proyectos de inversión social y productiva, la incidencia se aprecia en el estímulo a la economía social en un contexto de crecimiento económico sostenido.

El Ejecutivo Nacional prevé luchar contra la inflación, pero sin frenar la economía ni sacrificar los proyectos y misiones sociales.

En el entorno socio-económico, se completó un nuevo ciclo de expansión del producto interno bruto; razón por la cual se estima la continuidad de un crecimiento económico sostenido y la estabilidad de las principales variables macroeconómicas.

En el sector externo, se continuará manteniendo el tipo de cambio controlado y estable, que incida junto a la defensa de los precios del petróleo al mantenimiento de niveles óptimos de reservas internacionales; como medida complementaria, se diversifican las reservas en divisas en dólares y euros.

Los convenios y acuerdos bilaterales de cooperación internacional, dentro de la política de egresos, representan grandes inversiones en varias ramas de la economía; específicamente en materia agrícola y pecuaria, infraestructura, producción, petróleo, transferencia y adaptación tecnológica; todo esto como mecanismo de asistencia para la viabilidad de proyectos estructurales de desarrollo endógeno en el país.

En este contexto, se resalta la constitución de la Unión de Naciones Suramericanas (Unasur), con la participación de Argentina, Bolivia, Brasil, Chile, Colombia, Ecuador, Guyana, Paraguay, Perú, Surinam, Uruguay y Venezuela; con el objeto de construir de manera participativa, un espacio de integración y unión en lo cultural, social, económico y político.

Igualmente, se continúa el fortalecimiento de la Alternativa Bolivariana para América y el Caribe (ALBA), a través de la cual se organizan mecanismos que fomenten las ventajas comparativas entre las naciones, a fin de compensar las asimetrías existentes entre los países.

De esta manera, se otorga la prioridad a la integración latinoamericana y a la negociación en bloques sub-regionales, abriendo nuevos espacios de consulta a los fines de profundizar el conocimiento de nuestras posiciones e identificar espacios de interés común que permitan constituir alianzas estratégicas y presentar posiciones similares en los procesos de negociación.

Así mismo, se intensifica la gestión de la política exterior de Venezuela en el ámbito Internacional, mediante la instauración de nuevas alianzas complementarias a las que integran a América Latina y el Caribe, con los siguientes países: Rusia, Bielorrusia, Irán, Siria y con el Lejano Oriente; muy especialmente con China, Vietnam y Malasia. De la misma forma, es esencial el afianzamiento de las alianzas políticas comunes, intercambio y acuerdos con los países de Europa, África, en el marco de los principios de la sana complementariedad entre los pueblos.

Con respecto a las negociaciones bilaterales entre el Ejecutivo Nacional y la República Popular China, puede mencionarse que se firmó el acuerdo de cooperación del Fondo Estratégico Pesado de Inversión entre ambas naciones, con grandes facilidades para la inversión en infraestructura como saneamiento y electricidad, entre otros aspectos a considerar.

Además del referido Fondo, se suscribieron con la República Popular China los siguientes acuerdos: acuerdo de complementación en cooperación económica y técnica en materia de industria del hierro; acuerdo de cooperación en materia de infraestructura; convenio complementario de cooperación para telecomunicaciones, informática y servicios postales; acta final de la VII Comisión Mixta de Alto Nivel entre ambas naciones; tratado legal de asistencia mutua en materia penal; acuerdo de estudio conjunto con la empresa china Sinopec para la construcción de una refinería en Cabruta, para procesar el crudo pesado de la Faja Petrolífera del Orinoco; contrato de suministro de crudo y fueloil entre Pdvsa y Petrochina; programa de intercambio educativo 2008-2010 entre ambas naciones; acuerdo para la prevención del tráfico, excavación clandestina e importación ilícita de bienes culturales; memorando de entendimiento en el área de sanidad y seguridad alimentaria de animales y plantas; memorando de entendimiento deportivo; convenio para la construcción de 4 buques banqueros VCCC para la empresa mixta CV Shipping; carta de intención entre Corpivensa y la empresa china Haier para un estudio de factibilidad de la instalación de una planta de equipos electrodomésticos; contrato Mercal y Haier para suministro de electrodomésticos de línea blanca; Cronograma de trabajo entre el Ministerio del Poder Popular para la Agricultura y Tierras de Venezuela y la Academia de Ciencias Agrícolas de Shandong; acta para la constitución de la empresa mixta Orinoquia; carta de intención entre Telecomunicaciones Caribe S.A. y Alcatel Shanghai Bell Co. LTD; cronograma de trabajo entre el Ministerio del Poder Popular para la Participación Social de Venezuela y la Oficina del Consejo de Estado para la Mitigación de la Pobreza de China; carta de intención entre la Corporación Venezolana Agraria de Venezuela y el Ministerio de Agricultura de China; carta de intención para la constitución de la empresa mixta para el desarrollo agrícola y pecuario, en áreas alrededor de la Faja Petrolífera del Orinoco; memorando de entendimiento entre Petroquímica de Venezuela y China Petrochemical Corporation Sinopec; carta de intención entre el Ministerio del Poder Popular para Relaciones Exteriores y Huawei Technologies, LTD; contrato de operaciones y puesta en funcionamiento de dos líneas de la planta de peletización entre CVG y Ferrominera Orinoco C. A. y China Metallurgical Group Corporation; carta de intención Ministerio del Poder Popular para la Economía Comunal (Mppec) y el

Ministerio de Comercio de China y Memorando de entendimiento entre la Nueva Televisión del Sur, C. A., Telesur y CCTV de la República Popular China.

El Ministerio del Poder Popular para Relaciones Exteriores (Mppre) financia proyectos que inciden positivamente en la aplicación de estas políticas; entre ellos se destacan los siguientes: consolidar la política exterior de Venezuela en la geopolítica internacional Bs. 509,3 millones, rehabilitación, restauración, acondicionamiento y reorganización administrativa del Ministerio del Poder Popular para Relaciones Exteriores Bs. 56,9 millones y aportes y transferencias para financiar los proyectos de los Entes Descentralizados Bs. 4,6 millones.

La Asamblea Nacional, de manera complementaria y para contribuir a la consolidación de la política exterior que el Ejecutivo Nacional gestiona, financia los siguientes proyectos: gestión del Parlamento Latinoamericano Bs. 22,3 millones y gestión del Parlamento Andino Bs. 9,5 millones.

Con respecto al medio ambiente, la política se dirige al diseño del aprovechamiento sustentable de los recursos naturales y protección del ecosistema, a fin de utilizar y aprovechar la diversidad nacional y los abundantes recursos hídricos en espacios de la geografía nacional muy poco poblados. Igualmente, se continúa con la política de prestar atención y medidas que pudieran contribuir a neutralizar el calentamiento global para evitar su incidencia en el elevamiento del nivel del mar territorial con los inconvenientes causados por sus consecuencias.

El Ministerio del Poder Popular para el Ambiente (MPPA), ejecutará entre otros los siguientes proyectos: aportes y transferencias para financiar los proyectos de los Entes Descentralizados Bs. 794,4 millones, dentro de las cuales destacan los aportes al Sistema Hidráulico Yacambú Quíbor, C.A. con Bs. 480,2 millones y a la C.A. Hidrológica de Venezuela (Hidroven) con Bs. 262,7 millones; programa nacional de gestión y conservación ambiental Bs. 25,2 millones y control de inundaciones y mantenimiento de obras hidráulicas a nivel nacional Bs. 15,0 millones.

En el sector cultura, se dará continuidad a la instalación de las cinematecas regionales y salas comunitarias y se auspiciará la conformación de Unidades de Producción Cinematográfica (UPC) en varios estados del país.

El Ministerio del Poder Popular para la Cultura (MPPC) financia entre otros, los siguientes proyectos: aportes y transferencias para financiar los Proyectos de los Entes Descentralizados por Bs. 446,1 millones, dentro de los cuales destacan el Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas con Bs. 70,9 millones, la Fundación Museos Nacionales con Bs. 44,9 millones y el Instituto de las Artes Escénicas y Musicales con Bs. 40,7 millones; Fortalecimiento de los Gabinetes Estadales Bs. 44,0 millones y consolidación de la formación en la modalidad de las artes y capacitación en el trabajo cultural comunitario Bs. 24,3 millones.

El sector agroalimentario contará con el apoyo del sector científico-tecnológico en pro de la soberanía y seguridad alimentaría, estimulando y fortaleciendo la producción de conocimientos, el desarrollo y aplicación de nuevas tecnologías que contribuyan a disminuir la dependencia en materia agrícola y agroindustrial de alimentos para la población.

El Ministerio del Poder Popular para la Alimentación (Minal) financia entre otros, los siguientes proyectos: aportes y transferencias para financiar los proyectos de los Entes Descentralizados Bs. 2.755,7 millones, destacando los aportes a la Corporación de Abastecimiento y Servicios Agrícolas, S.A. (La casa) con Bs. 2.030,9 millones y a la

Fundación Programa de Alimentos Estratégicos (Fundaproal) con Bs. 497,2 millones; Superintendencia Nacional de Silos, Almacenes y Depósitos Agrícolas Bs. 43,5 millones y taquilla única para el trámite de permisería de importación para alimentos Bs. 2,9 millones.

En materia agrícola, el Ejecutivo Nacional establece las siguientes medidas: plan de apoyo "Cosecha Segura"; que tendrá varios componentes, como la ampliación de los subsidios directos; precio mínimo de referencia para la soya y el girasol con la finalidad de mejorar las condiciones de vida de los productores; Plan "Deuda 0", que permitirá condonar la deuda de productores agropecuarios que cosechan maíz, arroz y café y se adelanta el estudio de una Ley de Alivio de Deuda, que permitiría refinanciar la deuda de productores agrícolas.

El Ministerio del Poder Popular para la Agricultura y Tierras (Mppat) ejecutará entre otros, los siguientes proyectos: aportes y transferencias para financiar los proyectos de los Entes Descentralizados Bs. 483,2 millones, dentro de las cuales destacan el Instituto Nacional de Desarrollo Rural (Inder) con Bs. 100,6 millones, el Instituto Nacional de Investigaciones Agrícolas (INIA) con Bs. 97,6 millones y el Instituto Nacional de Tierras (INTI) con Bs. 68,6 millones; programa de estadísticas continuas del Mppat (Pecmat) Bs. 28,0 millones.

El Ministerio del Poder Popular para Ciencia y Tecnología (Mppct) ha definido los objetivos con el propósito fundamental de conducir la política pública en función de incrementar las capacidades nacionales en la materia y masificar el uso intensivo y apropiación social del conocimiento científico-tecnológico a nivel nacional, apuntalando un enfoque de desarrollo socio-económico basado en lo endógeno, sustentable y humano hacia la independencia científica tecnológica, para contribuir con la seguridad y soberanía del país.

La ciencia y tecnología se está difundiendo en el país mediante una adecuada educación para lograr la soberanía científica, tecnológica y de innovación apoyada con programas de formación científica; promoviendo habilidades para la comprensión de la ciencia, el desarrollo del conocimiento técnico y la creatividad de la población.

Las políticas de ciencia y tecnología aportan al sector vivienda y hábitat, el fortalecimiento de las capacidades científicas tecnológicas para generar conocimientos destinados al uso adecuado del territorio y contribuir a su conservación y al sector de seguridad y defensa del Estado, el fortalecimiento de las capacidades científico y técnicas, para favorecer la independencia y soberanía nacional.

El desarrollo científico-tecnológico se traduce en una nueva era para el país en este sector; especialmente con el Satélite Simón Bolívar, cuya aplicación en el sector telecomunicaciones, establecerá líneas de comunicaciones en todo el país, sin importar la distancia que exista entre un emisor y su receptor, eliminando las fronteras comunicacionales en Latinoamérica.

Ya que se tendrá acceso masivo a Internet, la televisión y la conexión electrónica, se planea lanzar por los menos dos satélites más en los próximos años y crear una escuela de tecnología espacial nacional.

El proyecto satelital Venesat 1, es una plataforma para promover el tráfico de telecomunicaciones con la última tecnología totalmente digital, lo que permitirá llegar a donde no llega la microonda ni la fibra óptica.

Este satélite cuyo fin no es comercial, contribuirá a mejorar la calidad de vida de las poblaciones y es considerado un importante acto de soberanía nacional, pues potenciará la industria nacional de televisión.

El Ministerio del Poder Popular para Ciencia y Tecnología (Mppct), financia entre otros los siguientes proyectos: Aportes y transferencias para financiar los Proyectos de los Entes Descentralizados Bs. 320,4 millones, en las cuales destacan las correspondientes al Fondo Nacional de Ciencia, Tecnología e Innovación (Fonacit) por Bs. 127,1 millones y al Instituto Venezolano de Investigaciones Científicas (IVIC) por Bs. 59,2 millones y promoción de la independencia científico-tecnológica en el contexto de la nueva geopolítica mundial de las relaciones internacionales Bs. 2,9 millones.

El Ministerio del Poder Popular Para las Telecomunicaciones y la Informática (Mppti) ejecutará entre otros los siguientes proyectos: aportes y transferencias para financiar los Proyectos de los Entes Descentralizados Bs. 537,9 millones, dentro de las cuales resalta el aporte a la Fundación Misión Sucre por Bs. 438,5 millones y diseño e implementación del modelo de gestión de datos y estadísticas del Mppti Bs. 3,9 millones.

De manera complementaria, el Ministerio del Poder Popular para la Comunicación y la Información (Mppci), desarrollará los siguientes proyectos: aportes y transferencias para financiar los Proyectos de los Entes Descentralizados Bs. 96,7 millones, Bs. 54,1 millones para la elaboración de 54 campañas comunicacionales y producción de 52 programas "Aló Presidente" que asciende a Bs. 7,8 millones.

En materia de infraestructura, la orientación se dirige hacia el establecimiento de una estructura funcional en los sistemas de centros poblados, la planificación y ejecución de planes urbanísticos requeridos para corregir los desequilibrios existentes en las interrelaciones funcionales entre los centros poblados componentes de este sistema y sus áreas productivas.

Se seguirán atendiendo el desarrollo de las obras públicas de equipamiento urbano de interés territorial, las necesidades de infraestructura física y social del país y la construcción, ampliación, y remodelación de la infraestructura pública de conformidad a los planes nacionales y las líneas que para tal fin adelanta el Ejecutivo Nacional, tales como: reparación, mejoras y remodelación de 57.568 metros cuadrados en edificaciones de salud, construcción de 131.413 metros cuadrados de edificaciones de salud, estudios y proyectos de obras de equipamiento urbano.

Por otra parte, se continuará prestando asesoría jurídica gratuita a los usuarios del sistema arrendatario del país y se proseguirá desarrollando las regulaciones en materia de alquiler de inmuebles urbanos y suburbanos destinados a vivienda, comercio, oficinas, industrias y otros usos.

En cuanto a la infraestructura vial terrestre, se seguirá fortaleciendo la integración territorial de la nación, mediante la atención a los corredores viales que conforman los ejes de desarrollo. Se ejecutará la conservación y mantenimiento de cinco (5) puentes en la red vial principal, la conservación y mantenimiento de 50 kilómetros de carreteras en la red vial principal, entre otros.

En relación a la vialidad agrícola, se continuará impulsando el desarrollo del sector agrario mediante la ejecución de proyectos orientados hacia la construcción, rehabilitación y mantenimiento de 1.600 kilómetros de vías agrícolas a nivel nacional, con la finalidad de mejorar las vías de penetración desde las áreas de producción hacia los centros de distribución y/o consumo, así como también mejorar el acceso a los servicios básicos, aumentando la posibilidad de desarrollo económico de las zonas rurales.

El Ministerio del Poder Popular para la Infraestructura (Mppinfra) entre otros, financia los siguientes proyectos: aportes y transferencias para financiar los proyectos de los Entes Descentralizados Bs. 1.633,6 millones, dentro de los cuales destacan los aportes a la C.A. Metro de Los Teques (Metroteques) con Bs. 563,3 millones, a la Fundación Fondo Nacional de Transporte Urbano (Fontur) con Bs. 480,0 millones y al Instituto de Ferrocarriles del Estado (IFE) con Bs. 360,4 millones; apoyo a la gestión del ordenamiento territorial y ejecución de obras de infraestructura y vialidad Bs. 137,1 millones y construcción de edificaciones de educación superior Bs. 8,1 millones.

En el sector industrial se realiza la activación de las ruedas de negocios con empresarios de distintos sectores; el Reimpulso al Programa "Fábrica Adentro", "Fábrica Adentro 2" y "Fábrica Adentro 3"; todo esto con la participación de empresas mixtas; la reactivación del Plan Excepcional de Compras del Estado, que será renovado y ampliado y la conformación de la nueva red de empresas de propiedad social, interconectadas con la red de empresas privadas.

El Ministerio del Poder Popular para las Industrias Ligeras y Comercio (Mppilco) entre otros, financia los siguientes proyectos: participación popular y contraloría social sobre la cadena de producción y distribución de bienes y servicios Bs. 23,4 millones, aportes y transferencias para financiar los proyectos de los Entes Descentralizados Bs. 13,6 millones y fortalecimiento y aplicación de los mecanismos de lucha antimonopólica ajustados al nuevo modelo productivo endógeno Bs. 8,0 millones.

Con respecto a las industrias básicas y minería se formulan las políticas del Ministerio hacia una comprensión integral de las necesidades y particularidades de los sectores productivos que le competen, para concretar acciones que conduzcan a generar un esquema de desarrollo endógeno y soberano de los procesos de extracción, producción y comercialización de los minerales y materias primas que se producen en el país con su correspondiente valor agregado nacional, el precio competitivo que determine la justa obtención de ingresos fiscales tanto de los productos, como de los subproductos.

El Ministerio del Poder Popular para las Industrias Básicas y Minería (Mppibam), entre otros, financia los siguientes proyectos: fortalecer institucionalmente el bienestar social de todos los trabajadores del Mppibam Bs. 32,5 millones, Aportes y transferencias para financiar los Proyectos de los Entes Descentralizados Bs. 16,1 millones y fortalecimiento de los procesos de fiscalización y control de las actividades mineras y conexas Bs. 13,8 millones.

Con respecto a las políticas correspondientes a energía y petróleo, enmarcado en el ALBA, el Ejecutivo Nacional impulsa la iniciativa de Petróleos de América (Petroamérica), como propuesta de integración energética en el continente, mediante mecanismos de cooperación e integración, utilizando los recursos energéticos de las regiones del Caribe, Centroamérica y Suramérica como base para el mejoramiento socioeconómico de estos pueblos.

El desarrollo, aprovechamiento y control de los recursos energéticos, especialmente del sector eléctrico, se enmarcan como prioritarias en este sector; para ello debe enfocar los esfuerzos en lograr constituir a Venezuela como potencia energética mundial y combinando el uso soberano de los recursos energéticos naturales con políticas adecuadas al logro de la integración energética, especialmente con nuestra América y el Caribe.

Con el fin de conducir al desarrollo endógeno, el aprovechamiento y optimización de los recursos energéticos, el subsector energía orientará su política presupuestaria a la ampliación y mejora de la distribución de la energía en el país, para satisfacer la creciente demanda interna de electricidad, dándole continuidad para ello a la ejecución de las obras de la central hidroeléctrica Tocoma, al proyecto de conversión a gas Planta Centro, Planta Termozulia III; a la regulación, supervisión y gestión del servicio energético nacional, su plan de expansión, modernización e integración; impulsando el uso eficiente de la energía tanto en la generada por fuentes hidrológicas como las generadas por las fuentes térmicas, favoreciendo el uso del gas natural, además de propiciar el uso de fuentes renovables de energía ambientalmente sostenibles.

El plan integral del sector eléctrico a mediano y largo plazo se sustenta en un aumento de la generación de energía, a objeto de cubrir el incremento de la demanda, asociado principalmente a los mayores requerimientos energéticos a nivel familiar e industrial, como consecuencia del crecimiento sostenido que ha experimentado la economía en los últimos años. El Ejecutivo Nacional considera como política oficial prioritaria el desarrollo de fuentes alternativas de energía, como las eólicas y solares, entre otras.

En materia de hidrocarburos, se establece como prioridad garantizar la producción de los mismos, con la finalidad de cumplir con las metas establecidas por el Ejecutivo Nacional, se prevé continuar fortaleciendo el proceso de medición de los volúmenes y calidad de los hidrocarburos extraídos durante las actividades primarias; cuantificar, validar y oficializar los volúmenes de hidrocarburos presentes en la Faja Petrolífera del Orinoco, garantizando el incremento de la capacidad de producción; garantizar el suministro de los productos derivados de hidrocarburos, a comunidades pesqueras artesanales, agrícolas, indígenas, misiones sociales, seguridad, defensa y sectores productivos; desarrollar proyectos petroleros y gasíferos ambientalmente sustentables; fomentar el desarrollo de Empresas de Producción Social (EPS) relacionadas productivamente con la industria de los hidrocarburos, realizar una reingeniería de los procesos de generación de estadística dentro del ámbito fiscal, de los diversos impuestos, contribuciones y regalías, con la finalidad de incrementar la capacidad de respuesta a los requerimientos institucionales; monitorear, determinar y publicar mensualmente los precios correspondientes a la liquidación de regalías, impuestos y equivalentes aplicables a las empresas explotadoras de hidrocarburos.

El Ministerio del Poder Popular para la Energía y Petróleo (Mppenpet), entre otros, ejecutará los siguientes proyectos: Aportes y transferencias para financiar los Proyectos de los Entes Descentralizados Bs. 2.327,4 millones, dentro de las cuales destacan los recursos para la CVG Electrificación del Caroní, C.A. (Edelca) por Bs. 2.136,7 millones y para la Corporación Eléctrica Nacional, S.A. (Corpoelec) por Bs. 64,5 millones; apoyo técnico y administrativo a las actividades especificas de los proyectos a ser ejecutados por el Mppenpet Bs. 70,0 millones y el proyecto de Inspección y fiscalización de las actividades de exploración, producción y otras conexas a través de las direcciones regionales Bs. 51,3 millones.

La política del sector turismo estará orientada al fortalecimiento del turismo endógeno, con el objeto de diversificar la economía de la zona y con el rescate de las potencialidades del país en esta materia; tomando en cuenta la protección y conservación del medio ambiente, la conformación de una red socio-productiva mediante la actuación de cooperativas que manejen este negocio social bajo los esquemas de integralidad, oportunidad colectiva, principios de solidaridad y el respeto a la idiosincrasia de los habitantes locales.

El Ministerio del Poder Popular para el Turismo (Mintur), entre otros, financia los siguientes proyectos: la ruta es Venezuela Bs. 15,8 millones, plan de recuperación turística de Choroní Bs. 7,3 millones y plan de desarrollo sustentable de la actividad turística estadal Bs. 7,3 millones.

Las acciones en materia de vivienda y hábitat para el año 2009, continuarán abocadas a solventar el déficit habitacional en el país, en el marco del reordenamiento territorial (rural, indígena y urbano) y están fundamentadas en estrategias de distribución de responsabilidades en los procesos de ejecución de obras, proyectos y acciones estratégicas de carácter territorial y urbano. A través de Petrocasa se prevén soluciones habitacionales de 70 metros cuadrados, tres habitaciones, dos baños, sala comedor, cocina y área de servicios.

El Ministerio del Poder Popular para la Vivienda y Hábitat (Mppvh), continuará la ejecución de la Misión Villanueva, orientada a la mejora de la infraestructura y de servicios en materia de vivienda y hábitat y financia el proyecto correspondiente al Fondo de Aportes del Sector Publico 2009 (FASP), con una asignación presupuestaria de Bs. 1.681,1 millones.

Las acciones en materia de economía comunal, están dirigidas a fortalecer las comunidades de manera de facilitarle la generación de ingresos propios para una subsistencia digna y decorosa, de acuerdo a las políticas sociales establecidas por el Ejecutivo Nacional.

En este contexto, el Ministerio del Poder Popular para la Economía Comunal (Mppec), llevará a cabo entre otros, los siguientes proyectos: aportes y transferencias para financiar los Proyectos de los Entes Descentralizados Bs. 230,2 millones, construcción e instalación de centros de recría caprina, ovina y planta procesadora de alimentos concentrados en zonas rurales del estado Lara Bs. 67,5 millones y fortalecimiento a la gestión cooperativa (fase II) Bs. 16,2 millones.

Con respecto a la participación y protección Social, la política oficial es de inclusión popular, accesibilidad a los bienes y servicios necesarios para una vida adecuada a la suprema felicidad social.

Para atender estos requerimientos, el Ministerio del Poder Popular para la Participación y Protección Social (Mppps) entre otros, financia los siguientes proyectos: aportes y transferencias para financiar los Proyectos de los Entes Descentralizados Bs. 1.769.6 millones dentro de las cuales destacan el Instituto Nacional de Servicios Sociales con Bs. 710,0 millones, la Fundación del Estado para el Sistema Nacional de Orquestas Juveniles e Infantiles de Venezuela (Fesnojiv) con Bs. 337,6 millones y la Fundación Misión Negra Hipólita con Bs. 189,6 millones; implementación de políticas sociales en las áreas de prevención y atención, como acción estratégica destinada a los grupos sociales vulnerables y vulnerados Bs. 70,1 millones, con lo cual se espera beneficiar 40.000 personas y las escuelas de formación del poder popular Bs. 10,2 millones con las cuales se espera formar 70.000 ciudadanos.

De manera complementaria, la Defensoría del Pueblo, financia proyectos de protección social, como se menciona a continuación: promoción, defensa y vigilancia de los derechos humanos Bs. 48,5 millones, atención especializada a los derechos humanos de la mujer, niños, niñas y adolescentes Bs. 2,7 millones y Aportes y transferencias para Financiar los Proyectos de los Entes Descentralizados Bs. 0,7 millones.

El Tribunal Supremo de Justicia como máximo representante del Poder Judicial, ha considerado prioritario dar continuidad y cumplimiento a los proyectos que permiten garantizar el acceso a la justicia. Para lograr este objetivo, sus principales proyectos son los siguientes: fortalecimiento a las dependencias judiciales a nivel estadal Bs. 1.590,7 millones; función judicial Bs. 828,7 millones y fortalecimiento de la Defensa Pública Bs. 272,2 millones.

En el contexto de la protección social y en atención a los requerimientos de participación ciudadana, el Ministerio del Poder Popular del Despacho de la Presidencia (Mppdp) financia proyectos para atender las necesidades de los ciudadanos (as) que acuden al Palacio de Miraflores y esta asignación asciende a Bs. 81,8 millones.

El Ministerio del Poder Popular para el Deporte, contempla el apoyo al ciclo olímpico 2009-2012 con Bs. 140,7 millones con lo cual se espera obtener 3.200 medallas y el proyecto de Bienestar Social Integral al Atleta de Alto Rendimiento, con una asignación de Bs. 46,7 millones y con el cual se espera atender a 1.900 atletas.

El Ministerio del Poder Popular Para los Pueblos Indígenas (Mpppi), en pro del bienestar e inclusión social, ejecutará los siguientes proyectos: fortalecimiento de la participación social y empoderamiento en los pueblos y comunidades indígenas Bs. 86,6 millones con lo cual se espera atender 10.992 familias, atención inmediata y continua a la población indígena en condición de extrema vulnerabilidad asentada en el territorio nacional Bs. 39,2 millones con el cual se espera atender 136.600 personas y creación de la unidad de estadística del Mpppi Bs. 0,9 millones.

La Asamblea Nacional, igualmente desarrollará proyectos de inclusión al indígena, como se indica a continuación: gestión del Parlamento Indígena Bs. 3,9 millones y gestión del Parlamento Amazónico Bs. 1,6 millones.

Para el análisis de la clasificación institucional del gasto, se está considerando la estimación del Producto Interno Bruto (PIB) nominal en Bs. 705.307,9 millones y el Proyecto de Ley de Presupuesto del 2009 refleja un monto de Bs. 167.474,2 millones.

El Servicio de la Deuda Pública centralizada en el Ministerio del Poder Popular para Economía y Finanzas (Mppef), cuyo monto se sitúa en Bs. 15.536,8 millones, resultantes de sumar los Bs. 7.896,3 millones financiados con recursos ordinarios, con el monto financiado con la fuente correspondiente a Deuda Pública por Bs. 7.640,5 millones. En conjunto, el total de Servicio de la Deuda Pública representa un 9,3% del total de créditos presupuestarios para este año y un 2,2% del PIB.

Es importante destacar que se continúa con el programa de reducción de la deuda pública iniciado ya en el año 2006 con el objeto de una eficiente administración de los pasivos de la República.

Esta política incide favorablemente en la disminución de los costos de financiamiento de este rubro de gastos, lo cual aumenta el valor de los rendimientos para la deuda soberana de la República a corto plazo.

En relación a los aspectos institucionales se hace referencia, por el grado de importancia del monto de los créditos presupuestarios asignados en el Proyecto de Ley de Presupuesto del 2009, a los Ministerios que se citan a continuación: del Poder Popular para Relaciones Interiores y Justicia, del Poder Popular para la Educación, del Poder Popular para Economía y Finanzas, del Poder Popular para el Trabajo y Seguridad Social, del Poder Popular para la Educación Superior, del Poder Popular para la Salud, del Poder Popular para la Defensa, y del Poder Popular para la Planificación y Desarrollo los cuales suman en conjunto la cantidad de Bs. 130.014,6 millones que constituye el 77,6% de lo contemplado en el Proyecto de Ley de Presupuesto 2009 y el 18,4% del PIB.

A continuación se representa gráficamente la estructura del Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2009, de acuerdo al monto asignado.

Gráfico Nº 6-1
Estructura del Proyecto de Ley de Presupuesto de acuerdo al Monto Asignado Principales Ministerios del Poder Popular
(Estructura Porcentual)
Año 2009


Educación
25.060,9
15,0%
Economía y Finanzas
20.670,2
12,3%
Relaciones Interiores y Justicia
36.946,7
22,1%
Trabajo y Seguridad Social
12.191,3
7,3%
Educación Superior;
11.207,0
6,7%
Rectificaciones al Presupuesto
1.551,5
0,9%
Salud
9.289,5
5,5%
Resto de Ministerios
35.908,1
21,4%
Defensa
8.978,3
5,4%
Planificación y Desarrollo
5.670,5
3,4%

El análisis que a continuación se presenta, se desarrolla en función de los ocho (8) principales ministerios según sus respectivas asignaciones presupuestarias.

El Ministerio del Poder Popular para Relaciones Interiores y Justicia (Mpprij), tiene por objeto constituirse en el órgano rector de las políticas del Estado venezolano dirigidas a garantizar la seguridad integral de los habitantes, en un marco de paz, justicia y responsabilidad social.

Su política presupuestaria para el año 2009, está dirigida a la transformación y fortalecimiento de las acciones en materia de seguridad ciudadana, mediante la incorporación de los Consejos Comunales a través de las mesas de seguridad.

Su asignación presupuestaria asciende a Bs. 36.946,7 millones que representa el 22,1% del total del Presupuesto y el 5,2% del PIB, como consecuencia de la centralización de los gastos legales en Acciones Predeterminadas por Bs. 34.450,6 millones. En este monto está incluido el Situado Constitucional, el cual asciende a Bs. 31.029,0 millones y la Ley de Asignaciones Económicas Especiales (LAEE) por Bs. 3.421,6 millones.

La asignación presupuestaria se invierte en el recurso humano, su mayor valuarte, formado profesionalmente y capacitado para garantizar los procesos de investigación en la resolución de los hechos delictivos y el servicio de policía comunal fomentando la participación ciudadana en la prevención del delito, consiguiendo materializar la paz social, convivencia y mayor suma de felicidad posible.

En este contexto, se prevé optimizar e intensificar los operativos de seguridad ciudadana ejecutados por el recurso humano de los cuerpos policiales en los distintos niveles territoriales del país, bajo la coordinación y dirección del Mpprij, ente rector del sistema de policía nacional.

La transformación y fortalecimiento de las acciones en materia de seguridad ciudadana se logrará al incorporar a los Consejos Comunales a través de las mesas de seguridad.

Igualmente, es responsabilidad de este Ministerio la lucha contra el tráfico de drogas ilícitas y sustancias psicotrópicas y estupefacientes y la delincuencia organizada, mediante políticas públicas y estrategias de Estado en esta materia, para contribuir a la disminución del tráfico y distribución de drogas y de las sustancias químicas primarias en el territorio nacional.

Asimismo, el seguimiento y control sobre la legitimación de capitales, de manera de detectar y realizar un efectivo seguimiento al dinero producto de operaciones ilícitas y énfasis en la unificación de los criterios, enfoques, estrategias y acciones para el abordaje del problema de manera integral por parte de los órganos de seguridad del Estado de los niveles territoriales (Nacional, Estadal y Municipal).

Otra política muy importante, está constituida por el fortalecimiento de las relaciones políticas, económicas y sociales entre el Ejecutivo Nacional, poderes nacionales y sociedad civil; para favorecer la construcción del nuevo modelo democrático de participación popular, mediante el cual la ciudadanía puede crear mecanismos de contraloría social, a través de la integración de las comunidades organizadas en la ejecución y control de las inversiones.

Por otra parte, se fomenta la propagación de canales de información en materia de derechos políticos, campos de participación social de los pueblos indígenas propiciando su inclusión en la dinámica nacional.

Con respecto a la humanización del sistema penitenciario, la propuesta es elevar los indicadores de calidad de vida de los privados de libertad, a través de la conformación, construcción y remodelación de comunidades penitenciarias, con el fin de asegurar el respeto de los derechos humanos de estos grupos de ciudadanos que cometieron hechos delictivos, pero se encuentran en situación de mayor vulnerabilidad y desigualdad en el disfrute de los mismos.

Es por ello necesaria la nueva institucionalidad, mediante la transformación, humanización y modernización de las unidades organizativas vinculadas al sistema penitenciario, atención integral a los internos, mejoramiento de la salud, educación, trabajo, asistencia jurídica, psicológica y acampamiento post-penitenciario.

En cuanto a la Universidad Nacional Experimental de la Seguridad se estima concluir jurídicamente la creación y activación de esta casa de estudios superiores, incluida dentro de la Misión Alma Mater, impartiendo carreras orientadas en la formación de jóvenes profesionales dentro del marco de los valores sociales, humanistas y ética ciudadana.

Para ello se ofrecerán carreras en Licenciatura y TSU, como: Ciencias Policiales, Criminalística, Protección Civil, Administración de Desastres, Ciencias Penitenciarias, Seguridad Penitenciaria, en las especialidades de: delitos informáticos, administración de comunidades penitenciarias, mantenimiento de edificaciones penitenciarias, tecnología bomberil, policía de migración, ciencias forenses, entre otras. Asimismo unificar los pensum de estudios e integrar todas las instituciones educativas adscritas al Ministerio.

Con respecto a la prevención y mitigación de riesgos y desastres naturales, el propósito se centra en la prevención y atención eficaz y eficiente de los eventos con efectos adversos, y la respectiva generación de respuestas oportunas para salvaguardar la vida humana.

Asimismo, se continuará con la capacitación y la divulgación de los conocimientos en riesgos de origen natural y el fortalecimiento de las investigaciones sobre riesgos y desastres naturales. Por último, se menciona el reimpulso de la política de identificación, migración y extranjería, la cual se materializa mediante la ejecución del macro-proyecto transformación y modernización del sistema de identificación, en el marco del convenio Cuba Venezuela, mediante el cual se emitirán las primeras cedulas electrónicas y se continuará con la emisión pasaporte electrónico.

Sus líneas de acción determinan el Apoyo a la reforma del sistema de justicia penal, el fortalecimiento de los cuerpos de policía, la prevención del delito y seguridad comunal, la adecuación y mantenimiento de la plataforma tecnológica (Fase II), la capacitación y formación del personal especializado en el campo de la seguridad a nivel nacional, la consolidación de las políticas públicas contra la producción, tráfico, legitimación ilegal de capitales y consumo ilícito de drogas en el territorio nacional y el fortalecimiento del Sistema de protección civil.

MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA
DETALLE DE LOS PRINCIPALES PROYECTOS DE ACUERDO AL MONTO ASIGNADO AÑO 2009
(Millones de Bolívares)

CÓDIGO	DENOMINACIÓN	UNIDAD DE MEDIDA	CANTIDAD	MONTO
260056000	Activación del Cuerpo de Polícia Nacional Fase I	Operativo	323.800	443,4
260040000	Incrementar la operatividad del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas en el esclarecimiento de los hechos punibles	Acta / Expediente	75.000	405,3
260058000	Fortaleciendo el tratamiento integral a la población privada de libertad.	Interno	36.000	342,7
269999000	Aportes y transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar	237.698.518	237,7
260053000	Fortalecimiento de la Seguridad Política Nacional	Informe	32.800	205,2
260036000	Modernizar el Servicio de Identificación, Migración y Extranjería	Documento de Identidad	750.000	140,3
	Resto de proyectos			191,5

Con respecto a las acciones centralizadas no referida a asignaciones predeterminadas para financiar los aportes legales, se presupuestan sus gastos de funcionamiento de acuerdo a la siguiente distribución: dirección y coordinación de los gastos de los trabajadores Bs. 343,2 millones, gestión administrativa Bs. 105,3 millones, previsión y protección social Bs. 81,5 millones.

En cuanto a las transferencias y donaciones no referidas a los aportes legales, se destacan las siguientes: Fondo Nacional para Edificaciones Penitenciarias (Fonep) Bs. 139,1 millones financiados con Bs. 9,7 millones con transferencias corrientes y Bs. 129,4 millones con transferencias de capital; Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas Bs. 70,4 millones; Fundación Misión identidad por Bs. 28,1 millones y el Instituto Autónomo Caja de Trabajo Penitenciario el monto de Bs. 9,8 millones.

El Ministerio del Poder Popular para la Educación (Mppe), constituye el órgano de la Administración Pública Nacional responsable de la regulación, formulación y seguimiento de las políticas, la planificación y realización de las actividades del Ejecutivo Nacional en materia de educación, que comprende la orientación, programación, desarrollo, promoción, coordinación, supervisión, control y evaluación del sistema educativo en todos sus niveles y modalidades; participación en las actividades de generación y desarrollo científico.

La asignación presupuestaria para el año 2009 alcanza Bs. 25.060,9 millones, que representa el 15,0% del total del Presupuesto y el 3,7% del PIB.

Uno de los grandes retos que asume el Ministerio es su modernización para que los objetivos de la educación no queden como simples promesas de cambio social, sino que cristalicen en realidades para una población que necesita prepararse para la Venezuela del mañana, de lo cual deviene la necesidad de hacer más adecuados y funcionales la estructura, proceso y recursos a las nuevas exigencias que se plantean.

Para ello se trabaja en la construcción y desarrollo del currículo en el sistema educativo bolivariano a través de 24 jornadas nacionales, requiriendo de la formación y actualización de 280.000 docentes, de igual manera se fortalecerá la atención educativa integral a 176.000 niños, niñas, adolescentes, jóvenes y adultos con necesidades educativas especiales y/o discapacidad.

El Sistema Educativo Bolivariano (SEB) constituye un elemento primordial para la construcción del modelo de la nueva República, en la medida en que está compuesto por un conjunto orgánico de planes, políticas, programas y proyectos estructurados e integrados entre sí, que orientados de acuerdo con las etapas del desarrollo humano, persigue garantizar el carácter social de la educación a toda población venezolana desde la rectoría del Estado, ejercida por intermedio del Mppe, y está conformado por los siguientes subsistemas: educación inicial bolivariana; educación primaria bolivariana; educación secundaria bolivariana; educación especial, educación Intercultural y educación de jóvenes, adultos y adultas.

La integración de estos subsistemas permite crear un modelo de equilibrio social que hace posible cumplir el precepto constitucional de garantizar una educación integral para todos y todas, asegurando desde las primeras edades, la atención de los niños y niñas, hasta alcanzar su formación para la vida como seres comprometidos con la transformación de la sociedad en la cual se desarrollan.

El Ejecutivo Nacional auspiciará la infraestructura de conectividad, sistemas de información avanzados, sistemas de educación de calidad y de investigación conectados con las empresas, potenciando el conocimiento del entorno mediante la reorganización del conocimiento en la red.

Su política presupuestaria, está enmarcada en la Justicia Social prevista en la Constitución de la República Bolivariana de Venezuela en el Capítulo IV "De los Derechos Culturales y Educativos", el cual señala que "la educación es un derecho humano y un deber social fundamental, es democrática, gratuita y obligatoria" (artículo 102); por lo tanto, se da recurrencia y apertura al año escolar, además de incrementarse la cobertura y la calidad de la educación venezolana.

Este Ministerio es el responsable del diseño y aplicación del sistema educativo desde los niveles maternal, preescolar, de 1° a 6° grado de Educación Primaria, de 1° a 5° año de educación secundaria, Escuela Técnica Robinsoniana y Zamorana y la educación especial, intercultural, de jóvenes, adultos y adultas.

Sus principales labores entre otras, se centran en las siguientes acciones: extensión de la cobertura de la matrícula escolar a toda la población, con énfasis a los excluidos; garantizar la permanencia y prosecución en el sistema educativo; fortalecer y promover la educación ambiental, la identidad cultural, la salud y la participación comunitaria; incentivar la investigación en el proceso educativo; incorporar tecnologías de la información y comunicación en el sistema educativo y desarrollar la educación intercultural bilingüe.

En el marco de los programas sociales a través de la Fundación Samuel Robinson se formuló el proyecto "alfabetización y prosecución al sexto grado de jóvenes y adultos Simón Rodríguez (Misión Robinson)", que prevé atender 308.693 personas, para lo cual se han asignado Bs. 307,9 millones.

Se llevará a cabo una supervisión educativa integral a través de 651 visitas a centros de educación, el fortalecimiento de las comunidades educativas, el fortalecimiento y creación de 11 centros para el periodismo escolar y plan de lectura.

Es el órgano rector de las academias de diversas áreas del conocimiento, con el objeto de preservarlo, validarlo y dinamizarlo para el futuro. Se mencionan como sigue: Academia de Ciencias Físicas, Matemáticas y Naturales; Academia de Ciencias Políticas y Sociales; Academia Nacional de la Ingeniería y el Hábitat; Academia Nacional de Ciencias Económicas (ANCE); Academia Nacional de la Historia; Academia Nacional de la Medicina y Academia Venezolana de la Lengua.

En resumen, los proyectos a ser ejecutados por este Ministerio, contienen implícita la visión del Gobierno Bolivariano de Venezuela y las prioridades de la Nación.

En ellos se conjugan, no sólo la racionalidad, sino además la articulación ente las instancias operativas y la eficiencia con que se participa en su formulación, ejecución y control, su visión de país y sus prioridades institucionales.

MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN
DETALLE DE LOS PRINCIPALES PROYECTOS DE ACUERDO AL MONTO ASIGNADO AÑO 2009
(Millones de Bolívares)

CÓDIGO	DENOMINACIÓN	UNIDAD DE MEDIDA	CANTIDAD	MONTO
100024000	Recurrencia y apertura del año escolar	Alumno	7.000.000	13.720,0
109999000	Aportes y transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar	20	1.461,5
100025000	Programa Alimentación Escolar (PAE)	Niño Atendido	4.841.060	1.031,1
100027000	Funcionamiento de los planteles educativos	Gasto Gestionado	1.728	103,9
100026000	Fortalecimiento del Tercer Motor Moral y Luces	Organización	50.000	47,0
100036000	Información y dotación de recursos didácticos y de tecnología para el desarrollo democrático del Sistema Educativo Bolivariano.	Material Educativo	17.891.784	45,0
	Resto de proyectos			19,0

Con respecto a las Acciones Centralizadas, se presupuestan sus gastos de funcionamiento como sigue: Dirección y Coordinación de los Gastos de los Trabajadores 3.451,8 millones, Gestión Administrativa Bs. 1.920,2 millones y Previsión y Protección Social Bs. 3.261,5 millones.

En cuanto a las transferencias se destacan: Instituto de Previsión y Asistencia Social para el personal del Ministerio de Educación (Ipasme) Bs. 712,1 millones; Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (Senifa) Bs. 324,6 millones; Fundación Samuel Robinson Bs. 306,9 millones, Fundación Nacional El Niño Simón Bs. 200,0 millones; Fundación Bolivariana de Informática y Telemática (Fundabit) Bs. 158,0 millones.

El Ministerio del Poder Popular para Economía y Finanzas (Mppef), enmarca su política para el ejercicio económico financiero 2009, dentro de las Líneas Estratégicas del Plan de Desarrollo Económico y Social de la Nación 2007-2013, y su finalidad consiste en acelerar la construcción de un nuevo modelo de desarrollo económico y social, que permita la transformación de una economía rentista a una economía productiva, e incorpore la participación de los distintos sectores de la sociedad en forma activa y democrática.

Su asignación presupuestaria alcanza Bs. 20.670,2 millones, equivalente a un 12,3% del total y un 2,9% del PIB; como consecuencia de la centralización del Servicio de la Deuda Pública Nacional por Bs. 15.536,8 millones, de la Ley de Asignaciones Económicas Especiales (LAEE) por Bs. 22,6 millones a favor del Distrito del Alto Apure y del Subsidio del Régimen Especial Distrito del Alto Apure Bs. 80,0 millones.

Se contempla la política oficial del mantenimiento de niveles sostenibles en la relación deuda externa/PIB e interna/PIB, se continuará mejorando el perfil de vencimientos de los mismos y en general, se optimizará el manejo de la cartera de pasivos de la República minimizando con ello su costo, para de esta manera asumir niveles razonables de riesgo, al tiempo que estén garantizados los flujos de caja necesarios para sostener el gasto público indispensable para el desarrollo económico y social de la nación.

Se programan cuatro (4) sistemas para el fortalecimiento tecnológico del Ministerio del Poder Popular para Economía y Finanzas (Mppef), un (1) sistema para el análisis y desarrollo de los procesos de la administración financiera pública, el sistema estadístico cambiario (Secam).

Se presupuesta de igual manera, coordinar, controlar, registrar y planificar la gestión financiera del tesoro nacional, a fin de mejorar la efectividad, eficiencia y transparencia de la gestión pública en función de la distribución de los ingresos para el cumplimiento de los objetivos y estrategias de desarrollo nacional

MINISTERIO DEL PODER POPULAR PARA ECONOMÍA Y FINANZAS
DETALLE DE LOS PRINCIPALES PROYECTOS DE ACUERDO AL MONTO ASIGNADO AÑO 2009
(Millones de Bolívares)

CÓDIGO	DENOMINACIÓN	UNIDAD DE MEDIDA	CANTIDAD	MONTO
079999000	Aportes y transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar	2.207.052.509	2.207,1
070033000	Formulación, ejecución, seguimiento y evaluación del presupuesto de los Órganos de la Administración Pública	Ley / Reglamento	1	68,4
070045000	Escuela de Formación Socialista para la Igualdad "Ana María Campos"	Persona Capacitada	550.136	16,8

MINISTERIO DEL PODER POPULAR PARA ECONOMÍA Y FINANZAS DETALLE DE LOS PRINCIPALES PROYECTOS DE ACUERDO AL MONTO ASIGNADO AÑO 2009 (Millones de Bolívares)				
CÓDIGO	**DENOMINACIÓN**	**UNIDAD DE MEDIDA**	**CANTIDAD**	**MONTO**
070048000	Coordinar, controlar, registrar y planificar la gestión financiera del tesoro nacional, a fin de mejorar la efectividad, eficiencia y transparencia de la gestión pública en función de la distribución de los ingresos para el cumplimiento de los objetivos y estrategias de desarrollo nacional	Informe	4	12,5
070034000	Sistema de Información y Administración de Divisas (SIAD) II Fase	Software	1	6,7
070037000	Remodelación del Centro de Datos Principal	Centro de Información	1	5,5
	Resto de proyectos			22,4

Con respecto a las acciones centralizadas, éstas suman Bs. 18.330,9 millones para presupuestar los gastos de funcionamiento de este Ministerio, que como siguen se mencionan: dirección y coordinación de los gastos de los Trabajadores Bs. 578,1 millones, gestión administrativa Bs. 849,0 millones, previsión y protección social Bs. 169,0 millones, asignaciones predeterminadas Bs. 102,6 millones, dirección y coordinación del servicio de la deuda pública nacional Bs. 15.536,8 millones, de los cuales corresponden a la fuente de ingresos ordinarios Bs. 7.896,3 millones y Bs. 7.640,5 millones a la fuente deuda pública y por último, los gastos centralizados Bs. 1.095,4 millones.

En cuanto a las transferencias y donaciones, se destacan las siguientes: Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat) Bs. 1.443,5 millones en transferencias corrientes y Bs. 6,0 millones en Transferencias de Capital; Fundación Misión Madres del Barrio Josefa Joaquina Sánchez Bs. 786,8 millones; Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central Bs. 566,3 millones y Distrito Metropolitano de Caracas Bs. 111,3 millones.

El Ministerio del Poder Popular para el Trabajo y Seguridad Social (Mpptss) basa su política en la construcción de la seguridad social desde un enfoque socialista Venezolano y con el mayor rango posible de inclusión poblacional y en condiciones de democratización de las organizaciones sindicales y en un marco de respeto a los derechos colectivos de los trabajadores.

Su asignación presupuestaria alcanza Bs. 12.191,3 millones, equivalente al 7,3% del total del presupuesto 2009 y al 1,7% del PIB.

El Mpptss se constituye en el factor de apoyo al impulso de la organización y la formación de la clase trabajadora.

En este sentido es significativo señalar que la Constitución de la República Bolivariana de Venezuela establece que la educación y el trabajo son los procesos fundamentales para alcanzar los fines del Estado. En su Título III, "De los Deberes, Derechos Humanos y Garantías", se desarrollan los "Derechos Sociales y de la Familia" como el derecho de toda persona al trabajo y a la seguridad social integral, haciendo énfasis en la garantía que debe ofrecer el Estado de derecho al trabajo de los jóvenes, ancianos y ancianas y a las personas con discapacidad, en condiciones de equidad e igualdad de hombres y mujeres; el derecho de todo trabajador y trabajadora a una ocupación productiva en condiciones, higiene y ambiente de trabajo adecuado y con un salario suficiente; el derecho a las prestaciones sociales, a un descanso semanal y vacaciones remuneradas; a constituir libremente organizaciones sindicales y a la negociación colectiva voluntaria, así como a la huelga. Igualmente, en este mismo Título se desarrollan los Derechos Económicos donde se reconoce el derecho de los trabajadores y trabajadoras y de la comunidad para desarrollar asociaciones de carácter social y participativo, facilitando el ejercicio de cualquier actividad económica, para lo cual el Estado promoverá y protegerá estas asociaciones destinadas a mejorar la economía popular y alternativa.

En este contexto legal e histórico, el Mpptss continuará transformándose en un órgano articulador de las políticas sociales y económicas, capaz de generar decisiones de impacto favorables en la consecución de las líneas generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, a partir del fortalecimiento de las capacidades de gestión e institucionales, para contribuir a la nueva visión de Estado plasmada en la Constitución de la República Bolivariana de Venezuela.

Las políticas institucionales que este Ministerio contempla, definen los proyectos a ser ejecutados en el ejercicio económico financiero 2009, como se menciona a continuación: Estimular la unidad de la clase obrera; promoverá y regulará la negociación colectiva que beneficiará a 420.000 trabajadores; promoverá el proceso de formación ideológica de la clase trabajadora y Avanzar en la dignificación de las relaciones laborales.

Entre otros proyectos, realizará cuatro (4) estudios de caracterización y seguimiento del mercado laboral a nivel nacional, para determinar su vinculación con los proyectos productivos impulsados por el Ejecutivo Nacional en el marco del nuevo modelo productivo; programa una propuesta de incorporación a la Seguridad Social de todos los excluidos en el territorio nacional; diseña el programa para la protección integral de los niños, niñas y adolescentes trabajadores y trabajadoras; fortalece el Registro Nacional de Empresas y Establecimientos para facilitar el proceso de la emisión de Solvencias Laborales en todo el país e implementa un Sistema de Control de Gestión, para el fortalecimiento de la estructura administrativa de la Dirección, y Formulación de un Plan Masivo de Empleo.

MINISTERIO DEL PODER POPULAR PARA EL TRABAJO Y SEGURIDAD SOCIAL
DETALLE DE LOS PRINCIPALES PROYECTOS DE ACUERDO AL MONTO ASIGNADO AÑO 2009
(Millones de Bolívares)

CÓDIGO	DENOMINACIÓN	UNIDAD DE MEDIDA	CANTIDAD	MONTO
139999000	Aportes y transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar	10.512.505.248	10.512,5
130072000	Fortalecimiento de las Relaciones de Trabajo en el marco de la defensa del Derecho Laboral Individual a través de las inspectorías del trabajo de ámbito local	Trabajador Beneficiado	107.800	41,2
130048000	Promover y Regular la Negociación Colectiva	Trabajador Beneficiado	420.000	35,4
130033000	Reimpulso e Implementación del Nuevo Modelo de Justicia Administrativa del Trabajo.	Sede Adecuada	7	34,5
130073000	Asesorar, Asistir y Representar Judicial, Extrajudicial y en sede administrativa a los trabajadores en forma gratuita.	Trabajador Atendido	288	33,8
130066000	Promover el registro de organizaciones sindicales	Registro	650	23,0
	Resto de proyectos			69,1

Con respecto a las Acciones Centralizadas, se presupuestan sus gastos de funcionamiento como sigue: Dirección y Coordinación de los Gastos de los Trabajadores Bs. 95,4 millones, Gestión Administrativa Bs. 1.328,4 millones y Previsión y Protección Social Bs. 18,0 millones.

En cuanto a las transferencias y donaciones, se destaca el Instituto Venezolano de los Seguros Sociales (IVSS) con Bs. 11.637,6 millones, que representa el 95,5% del presupuesto del Ministerio como consecuencia del cumplimiento de las obligaciones establecidas en la Ley Orgánica del Sistema de Seguridad Social; en segundo lugar se ubica el Instituto Nacional de Prevención, Salud y Seguridad Laborales (Inpsasel) con Bs. 122,1 millones.

El Ministerio del Poder Popular para la Educación Superior (Mppes), es el órgano rector del sistema educativo del nivel superior para la formación del talento humano de acuerdo a los requerimientos de desarrollo nacional. Su política presupuestaria está dirigida al logro de la excelencia académica, la universalización al derecho de la educación superior, la dotación y la creación de infraestructura de espacios educativos y la atención integral al estudiante universitario.

Su asignación presupuestaria alcanza Bs. 11.207,0 millones, equivalente a un 6,7% del total del presupuesto 2009 y un 1,6% del PIB.

Durante el año 2009 se continuarán desarrollando las acciones encaminadas a lograr el perfeccionamiento del nuevo sistema de ingreso a la educación superior, mediante el registro único del sistema nacional de ingreso a la educación superior (Rusnies), la profundización del nuevo sistema de asignación de becas para beneficiar 171.272 estudiantes de pregrado nacional, 2.449 de postgrado nacional, 61 de pregrado exterior y 618 de postgrado exterior, así como el seguimiento de los becarios internacionales en Venezuela, la municipalización de la educación superior, el fortalecimiento de la Misión Alma Mater, el fortalecimiento del programa internacional de medicina integral comunitaria y de la Fundación "Alejandro Próspero Reverend", mediante la formación de Médicos integrales comunitarios, con el propósito de garantizar el derecho a la salud, no solo de nuestro país, sino también de América Latina y el Caribe, el desarrollo de políticas y estrategias de inclusión de los pueblos y comunidades indígenas a la educación superior y la aprobación de nuevos programas de formación.

El Servicio Autónomo Consejo Nacional de Universidades (CNU), es el encargado de asegurar el cumplimiento de la Ley de Universidades, además de coordinar las relaciones de las universidades entre sí y con el resto del sistema educativo, y para armonizar sus planes docentes, culturales y científicos y de planificar su desarrollo de acuerdo con las necesidades del país. Este organismo, tiene un Secretariado Permanente y a la Oficina de Planificación del Sector Universitario (OPSU) vinculada a los demás organismos de planificación educativa, que le sirve de asesoría técnica.

La Fundación para la Asistencia Médica Hospitalaria para Estudiantes de Educación Superior del Sector Oficial (Fames), consolida la política de atención médica de hospitalización, cirugía y maternidad, así como el desarrollo de una cultura preventiva en los estudiantes de educación superior y a través de la cual se espera atender aproximadamente 21.000 bachilleres.

La Fundación Gran Mariscal de Ayacucho (Fundayacucho), es una institución que presta asistencia económica a estudiantes de pregrado y post-grado en el del país, o en el exterior a través del otorgamiento de becas, con lo cual garantiza la democratización de la continuación y permanencia de los venezolanos en las universidades, para superar la exclusión social, en la educación superior.

MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN SUPERIOR
DETALLE DE LOS PRINCIPALES PROYECTOS DE ACUERDO AL MONTO ASIGNADO AÑO 2009
(Millones de Bolívares)

CÓDIGO	DENOMINACIÓN	UNIDAD DE MEDIDA	CANTIDAD	MONTO
359999000	Aportes y transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar	6.597.143.709	6.597,1
350054000	Innovación Tecnológica y Producción Socialista	Empresa	12	44,6
350057000	Apoyo al fortalecimiento académico	Participante	800	12,4
	Resto de proyectos			71,8

Con respecto a las acciones centralizadas, se presupuestan sus gastos de funcionamiento como sigue: Dirección y Coordinación de los Gastos de los Trabajadores Bs. 163,4 millones, Gestión Administrativa Bs. 4.316,8 millones y Previsión y Protección Social con la suma de Bs. 0,8 millones.

En cuanto a las transferencias y donaciones, se destacan: Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU) Bs. 1.945,2 millones; Universidad Central de Venezuela (UCV) Bs. 1.010,5 millones; Universidad del Zulia (LUZ) Bs. 789,0 millones; Universidad de Carabobo (UC) Bs. 713,0 millones; Universidad de los Andes (ULA) Bs. 706,7 millones y Universidad de Oriente (UDO) Bs. 646,5 millones.

El Mppes otorga subsidios educacionales al sector privado por Bs. 36,5 millones, entre los cuales destacan: Fe y Alegría - Instituto Universitario Jesús Obrero Bs. 16,4 millones; Fundación la Salle de Ciencias Naturales Bs. 16,4 millones. Los subsidios a universidades privadas suman en conjunto la cantidad de Bs. 3,6 millones, entre los cuales se destacan las transferencias a la Universidad Católica del Táchira por Bs. 1,4 millones y la Universidad Andina Simón Bolívar Bs. 1,1 millones.

Se transfieren recursos a nivel internacional por Bs. 2,4 millones, entre los cuales se destacan las asignaciones a favor de la Universidad Latinoamericana y del Caribe por la suma de Bs. 1,5 millones y el Instituto Internacional para la Educación Superior en América Latina y el Caribe – Unesco – Iesal por Bs. 0,9 millones.

El Ministerio del Poder Popular para la Salud (Mpps) tiene como propósito la profundización de la revolución bolivariana, mediante la construcción, integración y consolidación del sistema público nacional de salud. De esta manera, elevará la calidad de vida de la población venezolana con la ayuda de la medicina técnica y social de manera preventiva y curativa.

Su asignación presupuestaria alcanza Bs. 9.289,5 millones, equivalente al 5,5% del total del Presupuesto y al 1,3% del PIB.

Para el ejercicio fiscal 2009 la inversión del área de salud permitirá continuar con los avances en la prestación de los servicios de salud bajo los enfoques de gratuidad y universalidad, el Mpps orientará esfuerzos a la construcción, integración y consolidación del sistema público nacional de salud, así como en la garantía de los compromisos asumidos a lo largo de los últimos años.

El presupuesto 2009 de este Ministerio, se realizó con la máxima racionalización de los recursos disponibles, considerando la unificación del sistema como estrategia para unir esfuerzos y evitar la dispersión de recursos. Durante el año 2009 se presentan proyectos nuevos para impulsar la capacidad estadística del Ministerio, igualmente resalta la formación de agentes comunitarios en atención primaria, como estrategia de promoción y prevención, que impactará a mediano plazo en las poblaciones rurales del país.

De acuerdo a la línea establecida por el Ejecutivo Nacional, se formularon proyectos, con metas y objetivos precisos para lograr impacto en las políticas públicas implementadas, la cual se traduce en vidas salvadas, mujeres embarazadas con control prenatal oportuno, establecimientos de salud en funcionamiento, niños y población en general inmunizados, intervenciones por cardiopatías congénitas realizadas, Consultorios Populares, CDI, SRI y CAT dotados, medicamentos suministrados gratuitamente, hospitales reacondicionados, inspecciones sanitarias realizadas, comunidades participando en la promoción de la calidad de vida y en la contraloría social.

En este contexto, los objetivos en la ejecución de planes y proyectos del presupuesto 2009 son los siguientes: organizar, integrar y consolidar la red asistencial del sistema público nacional de salud, disminuir las brechas sociales e inequidades en grupos priorizados de la población o por ciclo de vida, contribuyendo a elevar la calidad de vida, abordar problemas de salud pública a través de intervenciones específicas o mediante el control de factores asociados a los mismos y fortalecer la soberanía como país y la capacidad rectora del Mpps.

El cumplimiento de estos objetivos facilitará garantizar el impacto social propuesto en la ejecución de proyectos bandera como: Misión Barrio Adentro I, II, III y IV, plan nacional de vacunación, "Proyecto Madre", plan de salud indígena, fortalecimiento de la red de suministro y distribución de medicamentos, entre otros.

Como contribución de la ciencia en salud pública se destaca la promoción y apoyo a la generación de conocimientos que contribuyan a reducir enfermedades endémicas y a desarrollar tecnologías para la producción nacional de medicamentos e insumos.

En cumplimiento de la Constitución Nacional, se concibe la salud como un derecho humano fundamental y universal; su protección y defensa representa la conquista de la calidad de vida. Para ello se plantean acciones que orienten la transformación de las variables del entorno socio económico, cultural y geográfico que determinan la salud del pueblo como un resultado de la realidad de la región.

MINISTERIO DEL PODER POPULAR PARA LA SALUD
DETALLE DE LOS PRINCIPALES PROYECTOS DE ACUERDO AL MONTO ASIGNADO AÑO 2009
(Millones de Bolívares)

CÓDIGO	DENOMINACIÓN	UNIDAD DE MEDIDA	CANTIDAD	MONTO
499998000	Transferencias de Competencias a los Estados Descentralizados	Bolívar	3.336.878.616	3.336,9
499999000	Aportes y transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar	1.370.107.835	1.370,1
490042000	Optimización de los Servicios que componen la Red Asistencial del Sistema Público Nacional de Salud para atender integralmente a la población del Estado Guárico	Consulta	663.888	171,2
490045000	Optimización de los servicios que componen la Red Asistencial del Sistema Público Nacional de Salud para atender integralmente a la población en el estado Portuguesa.	Consulta	954.000	138,2
490048000	Optimización de los servicios que componen la red asistencial del Sistema Público Nacional de Salud para atender integralmente a la población del estado Barinas	Consulta	1.771.729	136,4
490032000	Promoción, prevención y control de la morbi-mortalidad del VIH/SIDA, otras ITS, enfermedades respiratorias y la hemofilia.	Persona	653.000	127,1
	Resto de Proyectos			767,6

Con respecto a las acciones centralizadas, se presupuestan sus gastos de funcionamiento como sigue: dirección y coordinación de los gastos de los trabajadores con la cantidad de Bs. 1.163,6 millones, gestión administrativa Bs. 1.732,4 millones y previsión y protección social Bs. 346,1 millones.

Aparte de las transferencias corrientes a los estados que alcanzan Bs. 4.436,6 millones, se contemplan las del Instituto Nacional de Nutrición (INN) con Bs. 386,2 millones; Instituto Autónomo Hospital Universitario de Caracas (HUC) Bs. 372,3 millones, Servicio Autónomo Hospital Universitario de Maracaibo (Sahum) Bs. 287,8 millones, Fundación Misión Barrio Adentro Bs. 206,7 millones; Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (Sefar) Bs. 138,4 millones y el Instituto Nacional de Higiene "Rafael Rangel" (Inhrr) Bs. 109,7 millones.

El Ministerio del Poder Popular para la Defensa (Mppd), en función de lo establecido en el artículo 328 de la Constitución de la República Bolivariana de Venezuela que establece que la Fuerza Armada Nacional es el garante de la independencia y soberanía de la Nación, así como de la integridad del espacio geográfico mediante la defensa militar, la cooperación en el mantenimiento del orden interno y la participación activa en el desarrollo nacional. El Mppd, orienta sus acciones hacia el uso eficiente de los recursos presupuestarios que le son asignados por Ley para el cumplimiento de su misión.

Asimismo tomando en cuenta lo señalado en el Decreto No. 6.239 con Rango, Valor y Fuerza de Ley Orgánica de la Fuerza Armada Nacional Bolivariana, (FANB) en cuanto a la adecuación de la Fuerza Armada Nacional Bolivariana a la nueva estructura jurídica y política del Estado, surge en consecuencia la Milicia Nacional como cuerpo especial adscrito administrativamente a este Despacho. Otros cambios significativos en la estructura de la FANB lo representan, por una parte, la elevación a la categoría a Oficial Técnico de la actual categoría de Suboficiales Profesionales de Carrera de los diferentes componentes y por la otra, la inclusión del nuevo grado de Mayor General y la igualdad de la denominación jerárquica de la tropa profesional en los cuatro componentes.

Su asignación presupuestaria alcanza Bs. 8.978,3 millones, equivalente a un 5,4% del total y un 1,3% del PIB.

El Ministerio mantiene su accionar bajo el enfoque estratégico, lo que ha permitido cumplir con el principio de funcionamiento planificado y control de la gestión así como de los resultados, estableciendo un sentido de dirección a todas sus dependencias para ejecutar una labor de planificación estratégica dentro de un marco referencial que propicie la coherencia, integración y particularidad del sector.

A través de la Ley Especial de Endeudamiento para el año 2009, serán financiados los siguientes Proyectos: Inversión Militar del Ejército Bs. 20,3 millones; Inversión Militar Aviación Bs. 26,9 millones; Inversión Militar Armada Bs. 60,1 millones y Mantenimiento Mayor a las Unidades Operativas de la Armada Bs. 54,5 millones.

MINISTERIO DEL PODER POPULAR PARA LA DEFENSA
DETALLE DE LOS PRINCIPALES PROYECTOS DE ACUERDO AL MONTO ASIGNADO AÑO 2009
(Millones de Bolívares)

CÓDIGO	DENOMINACIÓN	UNIDAD DE MEDIDA	CANTIDAD	MONTO
089999000	Aportes y transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar	1.180.078.035	1.180,1
080017000	Conducir la gestión administrativa de todas las unidades que conforman la FAN	Actividad Administrativa	25.904	528,5
080014000	Proveer el soporte de actividades logísticas que permitan la operatividad de la Fuerza Armada Nacional.	Actividad	2.500	441,6
080018000	Contribución con el cuidado integral de salud a través de la red sanitaria militar	Paciente	9.000.000	260,9
080015000	Asegurar la ejecución de las operaciones militares para contribuir con la defensa y desarrollo integral de la Nación.	Operación Militar	1.642	102,8
080016000	Formar, capacitar y adiestrar el talento humano de la Fuerza Armada Nacional y de la población en general.	Hora / Clase	991.586	69,5
	Resto de Proyectos			166,1

Con respecto a las acciones centralizadas, se presupuestan sus gastos de funcionamiento, que como sigue se mencionan: dirección y coordinación de los gastos de los trabajadores Bs. 6.077,3 millones, gestión administrativa Bs. 49,8 millones, previsión y protección social Bs. 81,7 millones y Agregadurías Militares Bs. 20,2 millones.

El mayor monto de las transferencias a los entes descentralizados presupuestadas en este Ministerio, se destinan al Instituto de Previsión Social de las Fuerzas Armadas Nacionales (Ipsfa), las cuales ascienden a Bs. 1.193,1 millones, de los cuales Bs. 1.136,2 millones serán para atender beneficios de la seguridad social.

El Ministerio del Poder Popular para la Planificación y Desarrollo (Mpppd), diseñó su política tomando en consideración el contexto de la política nacional de racionalización del gasto y la política oficial establecida en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013.

Su asignación presupuestaria alcanza Bs. 5.670,5 millones, equivalente a un 3,4% del total y un 0,8% del PIB.

El Presupuesto por Proyecto 2009, se soportará en el mapa estratégico, que busca alcanzar la construcción de un nuevo modelo democrático participativo y popular.

Este Ministerio orientará su política presupuestaria en el marco de la austeridad, a la aplicación de los créditos presupuestarios asignados, para maximizar la eficiencia en el manejo de los recursos públicos.

Asimismo, se seguirá desarrollando y consolidando a través de sus Entes adscritos la planificación estratégica en los diferentes sectores de la economía y se coordinará la formulación de la política nacional en materia de inversión pública, de acuerdo a las prioridades establecidas por el Ejecutivo Nacional.

Igualmente, este Ministerio se encarga de establecer las políticas, estrategias y directrices, para la evaluación de los resultados de la gestión de los organismos de la Administración Pública Nacional Central y Descentralizada, para su divulgación y mantener un vínculo permanente con la Comisión Central de Planificación en beneficio de elaborar, coordinar y controlar la puesta en marcha de los lineamientos estratégicos y políticas establecidas en el Plan de Desarrollo Económico y Social de la Nación.

Asi mismo, realizará cinco (5) estudios complementarios para la planificación del sistema nacional de ciudades, 712 informes de identificación, análisis, seguimiento y cierre de proyectos de financiamiento multilateral y de cooperación técnica internacional y la formulación de los proyectos del POAN y POAI 2010 y evaluación, seguimiento y control los proyectos del POAN y POAI 2009, entre otros.

MINISTERIO DEL PODER POPULAR PARA LA PLANIFICACIÓN Y DESARROLLO
DETALLE DE LOS PRINCIPALES PROYECTOS DE ACUERDO AL MONTO ASIGNADO AÑO 2009
(Millones de Bolívares)

CÓDIGO	DENOMINACIÓN	UNIDAD DE MEDIDA	CANTIDAD	MONTO
299999000	Aportes y transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar	129.548.774	129,5
290058000	Mejoramiento y mantenimiento de la Planta Física del Ministerio del Poder Popular para la Planificación y Desarrollo	Mantenimiento	1	12,0
290057000	Visualización Territorial de la Región Oriental	Documento Técnico	1	1,5
290043000	Información territorial para el desarrollo regional, fase conceptual	Informe De Ejecución	4	1,5
290051000	Fortalecimiento de los mecanismos de seguimiento de la política social	Informe	292	1,3
290045000	Sistema Regional de información Geográfica-SIRIG (FaseII)	Sistema De Información	1	0,9
	Resto de proyectos			61,9

Las acciones centralizadas se distribuyen como sigue: dirección y coordinación de los gastos de los trabajadores Bs. 48,1 millones, gestión administrativa Bs. 164,4 millones, previsión y protección social Bs. 11,6 millones y asignaciones predeterminadas Bs. 5.237,8 millones, las cuales corresponden a recursos para ser transferidos al Fondo Intergubernamental para la Descentralización (Fides), de los cuales y de acuerdo a la normativa legal vigente, corresponde el 30% a los Consejos Comunales.

Con respecto a las transferencias a los Entes Descentralizados, destacan: Instituto Nacional de Estadística (INE) Bs. 92,1 millones; Fundación Escuela Venezolana de Planificación Bs. 20,9 millones; Corporación para la Recuperación y Desarrollo del Estado Vargas (Corpovargas) Bs. 19,3 millones y Corporación de Desarrollo de la Región de los Andes (Corpoandes) Bs. 15,4 millones.

A través de la Ley Especial de Endeudamiento 2009, se financian los siguientes proyectos: fortalecimiento del Instituto Nacional de Estadística (INE) como ente rector del sistema estadístico nacional (SEN) Bs. 22,7 millones.

A continuación se presenta la clasificación institucional del gasto total correspondiente al Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2009:

CLASIFICACIÓN INSTITUCIONAL DEL GASTO
TOTAL PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolívares)

CONCEPTOS	TOTAL	% de participación respecto al total	PORCENTAJE PIB
Asamblea Nacional	859,5	0,5	0,1
Contraloría General de la República	174,5	0,1	0,0
Consejo Nacional Electoral	1.320,3	0,8	0,2
Ministerio del Poder Popular para Relaciones Exteriores	1.092,2	0,7	0,2
Ministerio del Poder Popular para Economía y Finanzas	20.670,2	12,3	2,9
Ministerio del Poder Popular para la Defensa	8.978,3	5,4	1,3
Ministerio del Poder Popular para la Educación	25.060,9	15,0	3,6
Ministerio del Poder Popular para el Trabajo y Seguridad Social	12.191,3	7,3	1,7
Ministerio del Poder Popular para el Ambiente	1.631,1	1,0	0,2
Tribunal Supremo de Justicia	4.381,2	2,6	0,6
Ministerio Público	1.081,9	0,6	0,2
Procuraduría General de la República	90,6	0,1	0,0
Ministerio del Poder Popular para Relaciones Interiores y Justicia	36.946,7	22,1	5,2
Ministerio del Poder Popular para la Infraestructura	4.569,2	2,7	0,6
Ministerio del Poder Popular para la Planificación y Desarrollo	5.670,5	3,4	0,8
Ministerio del Poder Popular para Ciencia y Tecnología	757,8	0,5	0,1
Defensoría del Pueblo	78,9	0,0	0,0
Vicepresidencia de la República	176,6	0,1	0,0
Ministerio del Poder Popular para la Agricultura y Tierras	2.335,0	1,4	0,3

CLASIFICACIÓN INSTITUCIONAL DEL GASTO TOTAL PROYECTO DE LEY DE PRESUPUESTO AÑO 2009 (Millones de Bolívares)			
CONCEPTOS	**TOTAL**	**% de participación respecto al total**	**PORCENTAJE PIB**
Ministerio del Poder Popular para la Educación Superior	11.207,0	6,7	1,6
Ministerio del Poder Popular para la Comunicación y la Información	359,3	0,2	0,1
Ministerio del Poder Popular del Despacho de la Presidencia	449,8	0,3	0,1
Consejo Moral Republicano	4,4	0,0	0,0
Superintendencia Nacional de Auditoria Interna	20,9	0,0	0,0
Ministerio del Poder Popular para la Economía Comunal	808,4	0,5	0,1
Ministerio del Poder Popular para la Alimentación	3.038,5	1,8	0,4
Ministerio del Poder Popular para las Industrias Ligeras y Comercio	273,0	0,2	0,0
Ministerio del Poder Popular para las Industrias Básicas y Minería	106,2	0,1	0,0
Ministerio del Poder Popular para el Turismo	134,3	0,1	0,0
Ministerio del Poder Popular para la Energía y Petróleo	2.562,6	1,5	0,4
Ministerio del Poder Popular para la Cultura	939,6	0,6	0,1
Ministerio del Poder Popular para la Vivienda y Hábitat	2.466,8	1,5	0,3
Ministerio del Poder Popular para la Participación y Protección Social	4.295,1	2,6	0,6
Ministerio del Poder Popular para la Salud	9.289,5	5,5	1,3
Ministerio del Poder Popular para el Deporte	693,1	0,4	0,1
Ministerio del Poder Popular para las telecomunicaciones y la Informática	1.054,1	0,6	0,1
Ministerio del Poder Popular para los Pueblos Indígenas	153,4	0,1	0,0
Rectificaciones al Presupuesto	1.551,5	0,9	0,2
TOTAL	**167.474,2**	**100,0**	**23,7**

6.2 Análisis de los Principales Conceptos del Gasto de la República

La Clasificación de los Principales Conceptos del Gasto, contempla todas las asignaciones predeterminadas tanto al gasto rígido como a los demás Gastos de Funcionamiento y de Inversión de la Administración Pública.

Del total de presupuesto de gastos y aplicaciones financieras el 36,7% está sujeto a disposiciones legales, representando el 8,6% del PIB, restando un 63,3% como disponibilidad del Ejecutivo Nacional para instrumentar una política de gastos coherente con las directrices estratégicas establecidas en el Plan de Desarrollo Económico y Social de la Nación 2007-2013, conjuntamente con las grandes líneas transformadoras del Proyecto Nacional "Simón Bolívar" en lo político, social, económico, militar, territorial, internacional y ético.

Cabe destacar, que el elevado porcentaje de las acciones predeterminadas, demuestra una vez más la alta rigidez que caracteriza al presupuesto de gastos.

A continuación se muestra los Principales Conceptos del Gasto por Fuente de Financiamiento:

PRINCIPALES CONCEPTOS DEL GASTO POR FUENTES DE FINANCIAMIENTO
PROYECTO DE LEY DE PRESUPUESTO 2009
(Millones de Bolívares)

CONCEPTOS	RECURSOS ORDINARIOS	PROYECTOS POR ENDEUDAMIENTO	DEUDA PÚBLICA	OTRAS FUENTES	TOTAL
Legales	**53.737,6**		**7.640,5**		**61.378,1**
Servicio de la deuda pública **a/**	7.896,3		7.640,5		15.536,8
Gobernaciones y Alcaldías	41.187,0				41.187,0
Situado Constitucional	31.029,0				31.029,0
Asignaciones Económicas Especiales	4.920,2				4.920,2
Fondo Intergubernamental para la Descentralización (Fides)	5.237,8				5.237,8
Sistema de Justicia	3.102,9				3.102,9
Rectificaciones al Presupuesto	1.551,4				1.551,4
Proyectos por Endeudamiento		**4.602,6**			**4.602,6**
Organismos con Autonomía Func. b/	**4.801,3**				**4.801,3**
Universidades Nacionales c/	**10.206,1**				**10.206,1**
Otros gastos	**86.400,0**			**86,1**	**86.486,1**
TOTAL	**155.145,0**	**4.602,6**	**7.640,5**	**86,1**	**167.474,2**

a/ Incluye servicio de la deuda financiado con endeudamiento

b/ No incluye asignaciones legales, proyectos por endeudamiento, ni obligaciones de ejercicios anteriores

c/ Incluye los aportes del Consejo Nacional de Universidades (CNU)

Gráfico N° 6-2
Principales Conceptos del Gasto
(Estructura Porcentual)
Año 2009


Asignaciones Legales (36,7%)
Otros Gastos (51,6%)
Proyectos (2,7%)
Organismos con Autonomía Funcional (2,9%)
Universidades Nacionales (6,1%)

Por otra parte, el Presupuesto de Gastos y Aplicaciones Financieras continúa manteniendo la técnica de Presupuesto por Proyecto, por cuanto presenta una estrecha vinculación entre el conjunto de lineamientos previstos y el referido Presupuesto.

PRINCIPALES CONCEPTOS DEL GASTO POR ACCIONES CENTRALIZADAS Y POR PROYECTOS
PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolívares)

CONCEPTOS	ACCIONES CENTRALIZADAS	PROYECTOS	TOTAL	PORCENTAJE PART	PORCENTAJE PIB
Legales	**57.673,3**	**2.153,4**	**61.378,1**	**36,7**	**8,6**
Servicio de la Deuda Pública	15.536,8		15.536,8	9,3	2,2
Gobernaciones y Alcaldías	41.187,0		41.187,0	24,6	5,8
Situado Constitucional	31.029,0		31.029,0	18,5	4,4
Asignaciones Económicas Especiales	4.920,2		4.920,2	3,0	0,7
Fondo Intergubernamental para la Descentralización (Fides)	5.237,8		5.237,8	3,1	0,7
Sistema de Justicia	949,5	2.153,4	3.102,9	1,9	0,4
Rectificaciones al Presupuesto			1.551,4	0,9	0,2
Proyectos por Endeudamiento		**4.602,6**	**4.602,6**	**2,7**	**0,7**
Organismos con Autonomía Funcional	**2.404,5**	**2.396,8**	**4.801,3**	**2,9**	**0,7**
Universidades Nacionales	**4.155,0**	**6.051,1**	**10.206,1**	**6,1**	**1,4**
Otros Gastos	**33.907,9**	**52.578,2**	**86.486,1**	**51,6**	**12,3**
TOTAL	**98.140,7**	**67.782,1**	**167.474,2**	**100**	**23,7**

De acuerdo al cuadro, se observa que el mayor porcentaje (58,6%) está representado por las acciones centralizadas.

6.2.1 Asignaciones Legales

Las asignaciones legales constituyen compromisos establecidos en la Constitución de la República Bolivariana de Venezuela, en concordancia con lo dispuesto en el artículo 177 de la Ley Orgánica de Administración Financiera del Sector Público (Loafsp).

Para este concepto se estima la cantidad de Bs. 61.378,1 millones, destacándose entre ellos los recursos para cancelar el Servicio de la Deuda Pública centralizado en el Ministerio del Poder Popular para Economía y Finanzas (Mppef) y los aportes otorgados a las Gobernaciones y Alcaldías. En cuanto al Servicio de la Deuda Pública, el Gobierno Bolivariano continuará implementando la política de reducción de dichos pasivos, para lo cual se destinan Bs. 15.536,8 millones, que representan el 9,3% del total de presupuesto y el 2,2% del PIB. De este monto corresponde para amortización Bs. 4.942,3 millones, para Intereses Bs. 10.076,7 millones, para Comisiones Bs. 341,3 millones y para Descuentos Bs. 176,5 millones.

Con respecto a los recursos previstos para las Gobernaciones y Alcaldías alcanzan la cifra de Bs. 41.187,0 millones los cuales representan el 24,6% del total y el 5,8% del PIB, destacándose por Situado Constitucional Bs. 31.029,0 millones, de los cuales corresponde a los Estados Bs. 24.823,2 millones y a los Municipios Bs. 6.205,8 millones, de acuerdo a la Ley Orgánica de Descentralización y Delimitación de Transferencia de Competencias del Sector Público; por Asignaciones Económicas Especiales Bs. 4.920,2 millones que incluye el aporte correspondiente a los Estados con Bs. 2.066,5 millones, a los Municipios con Bs. 1.377,6 millones y al Fondo de los Consejos Comunales con Bs. 1.476,1 millones, y por el Fondo Intergubernamental para la Descentralización (Fides) Bs. 5.237,8 millones, orientados a cubrir los gastos de funcionamiento de los mismos, así como permitir una mayor coordinación con el Ejecutivo Nacional de los proyectos a los fines de procurar la eficacia y eficiencia en el uso de los recursos.

El Fondo Nacional de los Consejos Comunales se creó con el objeto de financiar los proyectos comunitarios, sociales y productivos. A través de los Consejos Comunales el pueblo venezolano ejercerá directamente la gestión de las políticas públicas y la ejecución de los proyectos los cuales estarán en función de las necesidades y aspiraciones de las comunidades, en pro de una sociedad más equitativa y con justicia social; por lo tanto la organización y el funcionamiento de estos entes, estarán regidos conforme a los principios de responsabilidad, cooperación, solidaridad, transparencia, rendición de cuentas, honestidad, eficacia, eficiencia, control social, equidad, justicia e igualdad social.

6.2.2 Proyectos por Endeudamiento

Para el ejercicio económico-financiero 2009, se pretende dar continuidad a un conjunto de proyectos que apuntalan a mejorar los sectores agrícola, industrial y de infraestructura, entre otros, traducidos en proyectos orientados a la ejecución de obras de infraestructura, reformas, modernizaciones, fortalecimientos, rehabilitaciones y apoyos a los sistemas institucionales que contribuyan, por una parte, con la reactivación del aparato productivo y por la otra parte, en crear fuentes de empleo directa e indirecta. Todo esto coadyuva a continuar con el crecimiento económico que hasta ahora se ha desarrollado.

Por este concepto, se estiman en el Proyecto de Ley de Presupuesto del año 2009, recursos financieros por el orden de Bs. 4.602,6 millones para la ejecución y culminación de los proyectos de inversión social y reproductiva financiados con recursos provenientes de la Ley Especial de Endeudamiento 2009, los cuales están basados en los lineamientos previstos en el Plan de Desarrollo Económico y Social de la Nación 2007-2013. Estos proyectos representan el 2,7% del total presupuestado y el 0,7% del PIB. Entre los órganos de la República que mayor participación muestran en el total de los proyectos por endeudamiento se destacan: Energía y Petróleo Bs. 2.279,0 millones; Infraestructura con Bs. 1.153,6 millones y Ambiente Bs. 775,9 millones.

A continuación se presentan los proyectos por endeudamiento más relevantes que se muestran en el Presupuesto 2009:

- Proyectos orientados a continuar con la reactivación del sector eléctrico y gasífero como: la Conversión a Gas Planta Centro, el Fortalecimiento y Desarrollo Institucional de CORPOELEC, el Desarrollo Uribante Caparo y la Central Hidroeléctrica Tocoma.

- Proyectos orientados a mejorar las vías de comunicaciones y transporte, dando importancia por una parte, a la responsabilidad del Instituto de Ferrocarriles del Estado en la ejecución del Proyecto Ferroviario Ezequiel Zamora Tramo Puerto Cabello-La Encrucijada y de la Rehabilitación del Sistema Centro Occidental Simón Bolívar Tramo Puerto Cabello-Barquisimeto y Yaritagua-Acarigua, y por la otra, al desarrollo de la Línea 2 El Tambor - San Antonio de los Altos, Línea 5 Tramo Plaza Venezuela - Miranda II, Línea III Tramo El Valle - La Rinconada y demás inversiones operativas a cargo de Cametro. Igualmente, se destinan recursos para la Modernización de Aeropuerto Control de Tráfico Aéreo.

- Proyectos de conservación de aguas y saneamiento ambiental, que apuntalan a la construcción y ampliación de cloacas y acueductos; a la rehabilitación de los sistemas de agua y al saneamiento ambiental integral, con miras a dotar al país de la infraestructura requerida para aprovechar racionalmente los recursos naturales. En este sentido, se destacan los proyectos más significativos: Obras de Regulación y Trasvase, Desarrollo Agrícola del Valle de Quíbor y Conservación de la Cuenca del Río Yacambú; Modernización y Rehabilitación del Sector Agua Potable y Saneamiento; Agua Potable y Saneamiento en Zonas Urbanas y Rurales, entre otros.

6.2.3 Organismos con Autonomía Funcional

La asignación presupuestaria para los Organismos con Autonomía Funcional asciende a Bs. 4.801,3 millones, equivalente al 2,9% del total del Presupuesto y el 0,7% del PIB; y se detallan como se indican en el siguiente cuadro:

ORGANISMOS CON AUTONOMÍA FUNCIONAL
PROYECTO DE LEY DE PRESUPUESTO 2009
(Millones de Bolívares)

CONCEPTOS	MONTO	%
Asamblea Nacional	856,5	17,9
Contraloría General de la República	174,4	3,6
Consejo Nacional Electoral	1.320,3	27,5
Tribunal Supremo de Justicia	1.273,3	26,5
Ministerio Público	1.077,1	22,4

ORGANISMOS CON AUTONOMÍA FUNCIONAL PROYECTO DE LEY DE PRESUPUESTO 2009 (Millones de Bolívares)		
Defensoría del Pueblo	78,8	1,6
Superintendencia Nacional de Auditoría Interna	20,9	0,5
TOTAL	**4.801,3**	**100,0**

Nota: No incluye Asignaciones Legales, Proyectos por Endeudamiento, ni obligaciones de ejercicios anteriores

Dentro de los objetivos planteados por el **Consejo Nacional Electoral (CNE)**, se destacan la planificación de los procesos electorales a celebrarse en el año 2009, así como lo correspondiente al cumplimiento de las demás funciones emanadas del texto constitucional, entre ellas, la materia de Registro Civil y Electoral y la promoción de la participación ciudadana, todo ello previsto en las Líneas Estratégicas de Acción del Poder Electoral. Para este organismo se asignan Bs. 1.320,3 millones.

El Poder Judicial venezolano, constituye uno de los pilares fundamentales para el fortalecimiento de la democracia y por ende de la garantía y protección de los derechos de los ciudadanos, a tal efecto al **Tribunal Supremo de Justicia (TSJ)**, se le asigna para ello Bs. 1.273,3 millones con miras a consolidar este Poder se ha planteado tres directrices fundamentales como son: suministrar bienes y servicios a las Dependencias Judiciales para garantizar el proceso de administración de justicia en el ámbito nacional; inspeccionar y vigilar la reforma estructural de los procesos de evaluación y concursos de jueces para optar a la titularidad de los cargos y modernizar las circunscripciones judiciales.

El **Ministerio Público (MP)**, con el propósito de contribuir al logro de la justicia, la paz social, la preservación del Estado de Derecho y en su rol operativo garantizar el desarrollo de los procesos judiciales, con la celeridad y óptima administración de justicia; se propone el cumplimiento de sus objetivos mediante la puesta en marcha de los siguientes proyectos: modernización del organismo, procesos judiciales y administrativos de la acción fiscal, formación y capacitación del capital humano, seguridad integral de las sedes del organismo y modernización y mantenimiento tecnológico. Para cumplir con tales objetivos se le asignan Bs. 1.077,1 millones.

Los créditos presupuestarios destinados a la **Asamblea Nacional (AN),** estarán orientados a financiar los gastos orientados a: promulgar y reformar el marco legal de acuerdo a lo requerido por la reforma constitucional; promover la participación protagónica del ciudadano en la gestión de todos los poderes públicos, desarrollar mecanismos que permitan evaluar la gestión pública de manera concertada entre el Poder Legislativo, el Poder Ejecutivo y los beneficiarios de las políticas públicas y mantener la plataforma tecnológica, la asesoría y asistencia técnica adecuada al uso racional, eficiente y eficaz de un sistema de información y telecomunicaciones que asegure las comunicaciones internas y externas. Para ello se estima recursos por el orden de Bs. 856,5 millones.

6.2.4 Universidades Nacionales

La política presupuestaria planteada para la educación superior, está enmarcada dentro de los lineamientos formulados por el Ministerio del Poder Popular para la Educación Superior (MPPES), en cuanto a continuar manteniendo y desarrollando el derecho a la educación universitaria gratuita, democrática y obligatoria, tal y como lo consagra la Ley de Universidades. En este sentido, se le otorga a las Universidades Nacionales recursos por el orden de Bs. 10.206,1 millones, de los cuales Bs. 1.945,2 millones provienen de la asignación otorgada por el Servicio Autónomo Consejo Nacional de Universidades, de acuerdo a lo previsto en la misma normativa.

6.2.5 Otros Gastos

El rubro otros gastos alcanza un monto de Bs. 86.486,0 millones que representan el 51,6% del total asignado al Proyecto de Ley de Presupuesto 2009 y el 12,3% del PIB.

Seguidamente se muestra el cuadro que detalla los componentes de este rubro:

OTROS GASTOS
PROYECTO DE LEY DE PRESUPUESTO 2009
(Millones de Bolívares)

CONCEPTOS	MONTO	PORCENTAJE
Gastos de Personal	32.558,5	37,7
Otros Materiales, Suministros y Mercancías	2.672,1	3,1
Servicios Básicos	136,5	0,2
Alquileres de Inmuebles, Maquinarias y Equipos	343,2	0,4
Conservaciones y Reparaciones Menores de Maquinarias, Equipos y Obras	440,6	0,5
Impuestos Indirectos	427,7	0,5
Adquisición de Repuestos, Maquinarias, Equipos e Inmuebles	131,6	0,1
Reparaciones, Conservaciones, Ampliaciones y Mejoras Mayores de Obras	483,0	0,6
Contratación y Construcción de Obras	110,2	0,1
Otros Activos Financieros	70,3	0,1
Gastos de Defensa y Seguridad del Estado	172,0	0,2
Subsidios al Sector Privado	1.187,5	1,4
Transferencias y Donaciones al Exterior	43,3	0,0
Aportes a Pensionados y Jubilados	5.029,6	5,8
Otras Asignaciones al Sector Público	40.034,7	46,3
Asignaciones No Distribuidas	984,1	1,1
Obligaciones de Ejercicios Anteriores y Otros Pasivos	85,7	0,1
Otros Gastos	1.575,4	1,8
TOTAL	**86.486,0**	**100,0**

Entre los conceptos de mayor relevancia, se destacan:

- Los Gastos de Personal por Bs. 32.558,5 millones, destinados a cumplir con los compromisos en materia laboral como: cancelación de las respectivas nóminas de los trabajadores públicos del Poder Nacional, hacer efectivo la aplicación de las correspondientes contrataciones colectivas, llevar a cabo la implementación del programa de alimentación a través del otorgamiento de cesta ticket de alimentación; además de cubrir la incidencia del incremento salarial del año 2008. No incluye lo correspondiente a organismos con autonomía funcional y lo estimado por este concepto para proyectos por endeudamiento.

- El resto de gastos de funcionamiento de los órganos del Poder Nacional como: la adquisición de materiales, suministros y mercancías, alquileres de inmuebles, maquinarias y equipos, la cancelación de los servicios básicos, la conservación y reparaciones menores, entre otros, permitirán a los órganos mantener los niveles de operatividad acordes con sus funciones. Para ello se estima Bs. 3.592,4 millones.

- Las asignaciones al sector público alcanzan la cifra de Bs. 40.034,7 millones orientados a llevar a cabo los gastos de funcionamiento de los entes descentralizados, los aportes a las Gobernaciones y los Municipios, así como los proyectos de carácter social. Cabe destacar que este rubro no incluye los proyectos por endeudamiento, los aportes legales y las transferencias otorgadas a las universidades nacionales.

- Entre los entes descentralizados que mayor participación muestran en este rubro se tienen: el Instituto Venezolano de los Seguros Sociales (IVSS) por Bs. 11.637,5 millones, las transferencias especiales a gobernaciones por Bs. 5.111,3 millones, Otras transferencias a Gobernaciones y Municipios por Bs. 4.447,6 millones, CVG Electrificación del Caroní (Edelca) por Bs. 2.136,7 millones, la Corporación de Abastecimiento y Servicios Agrícolas, S.A (CASA) por Bs. 2.197,8 millones y el Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat) por Bs. 1.449,5 millones, el cual continuará ejecutando el Plan Evasión Cero y Contrabando Cero, cuya finalidad es continuar incrementando la recaudación de los tributos legalmente establecidos y lograr concientizar a los contribuyentes.

- En materia de vivienda y hábitat se le asignan recursos financieros al Instituto Nacional de la Vivienda (Inavi) por Bs. 255,0 millones, los cuales con la coordinación del financiamiento por parte del Banco Nacional para la Vivienda y Hábitat (Banavih) por Bs. 1.681,1 millones tienen la responsabilidad de administrar los recursos destinados para solventar el déficit habitacional existente en el país.

- Por otra parte, se prevé en este rubro las asignaciones destinadas a los programas sociales y misiones que continuarán coadyuvando a un mejor bienestar de la comunidad, entre tales tenemos: la Misión Sucre a través de la Fundación Misión Sucre y la Universidad Bolivariana de Venezuela (UBV); la misión alimentación dando importancia al Plan Excepcional de Seguridad Alimentaria (PESA) y al Programa de Alimentos Estratégicos (Proal); Fundación Misión Madres del Barrio "Josefa Joaquina Sánchez", Fundación Misión Che Guevara, Fundación Misión Identidad, Fundación Misión Milagro, Fundación Misión Negra Hipólita, entre otras. Igualmente, como parte de la política social se tienen estimados la ejecución de los siguientes programas: hogares y multihogares de cuidado diario, proyecto alimentario escolar escuelas bolivarianas, atención integral al anciano, boticas populares, pensiones de vejez, subsidio al pasaje estudiantil, protección nutricional, plan incentivo al empleo, entre otros.

- Los subsidios al Sector Privado por Bs. 1.187,5 millones que involucra las asignaciones para las instituciones gremiales, instituciones benéficas, religiosas, entre otros subsidios.

- Los aportes que se otorgarán a los pensionados y jubilados por Bs. 5.029,6 millones, los cuales incluyen las respectivas nóminas, los aguinaldos, demás beneficios económicos previstos en la convención colectiva; así como la incidencia que genera el incremento de sueldos y salarios aprobados en el año 2008, entre otros.

- Por último, se prevé los gastos centralizados en el Ministerio del Poder Popular para Economía y Finanzas (Mppef) por Bs. 984,1 millones, para atender el convenio de cooperación, el fondo para remuneraciones, pensiones, jubilaciones y otras retribuciones, el proyecto social especial y demás gastos de los organismos del sector público.

6.3 Clasificación Económica del Gasto Fiscal de la República 2009

El Proyecto de Ley de Presupuesto 2009, está diseñado en función de cumplir con las acciones y metas previstas en el Plan de Desarrollo Económico y Social 2007-2013, conjuntamente con las acciones establecidas en el Proyecto Nacional "Simón Bolívar", con la finalidad de generar la eficiencia y la eficacia del gasto que sirve de motor para generar un crecimiento económico sostenido con desarrollo humano.

El Presupuesto del año 2009, se refleja según la clasificación económica para determinar la orientación y destino de los recursos, y analizar los efectos de la actividad pública sobre la economía nacional. En este sentido, del total de los créditos asignados se orientarán a los gastos corrientes Bs. 127.657,3 millones que representan el 76,2%; a gastos de capital e inversión financiera Bs. 34.800,8 millones que representan el 20,8% y a las aplicaciones financieras Bs. 5.016,1 millones equivalentes al 3,0%.

Seguidamente se muestra la estructura de dicha clasificación por fuentes de financiamiento:

CLASIFICACIÓN ECONÓMICA DEL GASTO DE LA REPÚBLICA POR FUENTES DE FINANCIAMIENTO
PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolívares)

CONCEPTOS	ORDINARIO	PROYECTOS POR ENDEUDAMIENTO	DEUDA PÚBLICA	OTRAS FUENTES	TOTAL
Gastos corrientes	**124.741,1**	**171,2**	**2.698,1**	**46,9**	**127.657,3**
Gastos de consumo	44.589,1	161,5	169,6	25,4	44.945,6
Gastos de la propiedad	7.562,1	0,2	2.528,5	0,0	10.090,8
Transferencias y donaciones corrientes	71.037,7	9,5	0,0	21,5	71.068,7
Rectificaciones al presupuesto	1.551,5	0,0	0,0	0,0	1.551,5
Otros gastos corrientes	0,7	0,0	0,0	0,0	0,7
Gastos de capital e Inversión Financiera	**30.330,2**	**4.431,4**	**0,0**	**39,2**	**34.800,8**
Inversión directa	1.384,8	74,1	0,0	0,5	1.459,4
Transferencias y donaciones de capital	28.849,9	4.357,3	0,0	38,7	33.245,9
Inversión financiera	95,5	0,0	0,0	0,0	95,5
Aplicaciones financieras	**73,7**	**0,0**	**4.942,4**	**0,0**	**5.016,1**
Amortización de la deuda pública	0,0	0,0	4,942,4	0,0	4.942,4
Disminución de otros pasivos financieros	73,7	0,0	0,0	0,0	73,7
TOTAL	**155.145,0**	**4.602,6**	**7.640,5**	**86,1**	**167.474,2**

Como se observa la mayor fuente de financiamiento del Presupuesto 2009, está constituida por los recursos ordinarios con Bs. 155.145,0 millones, equivalentes al 92,6% del total.

La estructura porcentual de acuerdo a la clasificación económica se visualiza en el gráfico N° 6-11.

Gráfico N° 6-3

Clasificación Económica de la República
(Estructura Porcentual)
Año 2009


Gastos de capital e inversión financiera 20,8%
Aplicaciones financieras 3,0%
Gastos corrientes 76,2%

De acuerdo a la técnica de presupuesto por proyectos, se muestra la distribución, tal y como se indica:

CLASIFICACIÓN ECONÓMICA DEL GASTO DE LA REPÚBLICA POR ACCIONES CENTRALIZADAS Y POR PROYECTOS
PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolívares)

CONCEPTOS	ACCIONES CENTRALIZADAS	PROYECTOS	TOTAL	% PART	% PIB
Gastos corrientes	**66.661,1**	**59.444,7**	**127.657,3**	**76,2**	**18,1**
Gastos de consumo	19.461,2	25.484,4	44.945,6	26,8	6,4
Gastos de la propiedad	10.087,6	3,2	10.090,8	6,0	1,4
Transferencias y donaciones corrientes	37.111,6	33.957,1	71.068,7	42,4	10,1
Rectificaciones al presupuesto	0,0	0,0	1.551,5	0,9	0,2
Otros gastos corrientes	0,7	0,0	0,7	0,0	0,0
Gastos de capital e inversiones financieras	**26.468,6**	**8.332,2**	**34.800,8**	**20,8**	**4,9**
Inversión directa	263,7	1.195,7	1.459,4	0,9	0,2
Transferencias y donaciones de capital	26.159,4	7.086,5	33.245,9	19,9	4,7
Inversión financiera	45,5	50,0	95,5	0,1	0,0
Aplicaciones financieras	**5.010,9**	**5,2**	**5.016,1**	**3,0**	**0,7**
Amortización de la deuda pública	4.942,4	0,0	4.942,4	3,0	0,7
Disminución de otros pasivos financieros	68,5	5,2	73,7	0,0	0,0
TOTAL	**98.140,6**	**67.782,1**	**167.474,2**	**100,0**	**23,7**

a/ Incluye rectificaciones al presupuesto por Bs. 1.551,5 millones

Se observa que del total, Bs. 98.140,6 millones se orientan a llevar a cabo las acciones centralizadas, que significan el 58,6% del total, y cuyo mayor exponente en este rubro es el gastos corrientes, en especial las transferencias; a los proyectos Bs. 67.782,1 millones participando con un 40,5% del total, siendo los gastos corrientes los que mayores montos muestran en el mismo y el 0,9% restante corresponde a las rectificaciones al presupuesto.

Gráfico N° 6-4

Clasificación Económica de la República por Acciones Centralizadas y por Proyectos
(Estructura Porcentual)
Año 2009


Proyectos
40,5%
Acciones
Centralizadas
58,6%
Rectificaciones al
Presupuesto
0,9%

6.3.1 Gastos Corrientes

Los gastos corrientes alcanzan un monto de Bs. 127.657,3 millones equivalentes al 76,2% del total presupuestado y el 18,1% del PIB. Estos gastos son destinados a cubrir los gastos de funcionamiento del aparato institucional, los proyectos de carácter social que ejecutarán los organismos del sector público, y los compromisos derivados de la deuda pública por concepto de intereses, comisiones y descuentos. De dicho monto se asignaron Bs. 44.945,6 millones a cubrir gastos de consumo, Bs. 10.090,8 millones a gastos de la propiedad, Bs. 71.068,7 millones a transferencias y donaciones corrientes, Bs. 1.551,5 millones como aporte legal correspondiente a las rectificaciones y Bs. 0,7 millones a otros gastos corrientes.

Los gastos corrientes serán financiados con recursos ordinarios por Bs. 124.741,1 millones, con proyectos provenientes de la Ley Especial de Endeudamiento por Bs. 171,2 millones, con deuda pública por Bs. 2.698,1 millones y con otras fuentes de financiamiento por Bs. 46,9 millones.

Con los recursos destinados a los gastos corrientes se pretende en términos generales: cumplir con la recurrencia del incremento de sueldos y salarios aprobado en el año 2008; con la cancelación de las prestaciones sociales de antigüedad y demás compromisos laborales convenidos en los contratos colectivos; la cancelación de los servicios básicos; el ajuste de los gastos estimados en la adquisición de bienes y la contratación de servicios de acuerdo a la inflación estimada; continuar aplicando la política del Estado relacionada con la asignación de transferencias, subsidios y donaciones de carácter corriente a los sectores privado, público y externo, entre otras.

Por otra parte, se muestra un monto por acciones centralizadas por Bs. 66.661,1 millones y por proyectos por Bs. 59.444,7 millones, donde el rubro de transferencias representan el 52,2% y 46,6% respectivamente del total de los gastos corrientes en cada caso.

6.3.1.1 Gastos de Consumo

Los gastos de Consumo del Poder Nacional se destinan a la atención de los compromisos en materia laboral, la adquisición de materiales y la contratación de servicios, estimados de acuerdo a las características y tendencias de cada organismo. Igualmente se prevé por este concepto los gastos financieros derivados de la deuda pública. Estos gastos alcanzarán la cifra de Bs. 44.945,6 millones equivalentes al 26,8% del total presupuestado y el 6,4% del PIB.

Entre los organismos que tienen la mayor participación se encuentran los Ministerios del Poder Popular para: la Educación Bs. 18.780,4 millones; la Defensa Bs. 7.600,9 millones; la Salud Bs. 2.500,4 millones; Economía y Finanzas Bs. 1.475,9 millones; Relaciones Interiores y Justicia Bs. 2.055,3 millones; Relaciones Exteriores Bs. 927,4 millones; la Infraestructura Bs. 631,3 millones; el Ambiente Bs. 559,0 millones, y, los Organismos con Autonomía Funcional: Tribunal Supremo de Justicia Bs. 3.317,3 millones; Consejo Nacional Electoral Bs. 1.043,5 millones y el Ministerio Público Bs. 908,4 millones.

En cuanto a las Remuneraciones se estiman recursos por Bs. 37.626,8 millones, financiados con recursos ordinarios, y los cuales se destinan a cancelar las correspondientes nóminas de obreros, empleados, contratados, militares y parlamentarios; los aguinaldos, prestaciones sociales derivadas de la aplicación de la Ley Orgánica del Trabajo y demás beneficios socio-económicos de acuerdo a lo previsto en las contrataciones colectivas, así como el financiamiento de la recurrencia del salario mínimo aprobado en el año 2008, y la cancelación del programa de alimentación actualizado según la variación de la Unidad Tributaria (UT).

Dentro del rubro de las remuneraciones destacan los montos estimados para los Ministerios del Poder Popular para: la Educación (Bs. 17.562,3 millones), la Defensa (Bs. 6.196,0 millones) y la Salud (Bs. 1.817,0 millones); y dentro de los Organismos con Autonomía Funcional el Tribunal Supremo de Justicia con Bs. 3.062,1 millones.

Dentro de los organismos que mayores aportes muestran en el concepto de remuneraciones se destacan en el siguiente cuadro:

REMUNERACIONES
PROYECTO DE LEY DE PRESUPUESTO 2009
(Millones de Bolívares)

ORGANISMOS	MONTO	PORCENTAJE
Ministerio del Poder Popular para la Educación	17.562,3	46,7
Ministerio del Poder Popular para la Defensa	6.196,0	16,5
Tribunal Supremo de Justicia	3.062,1	8,1
Ministerio del Poder Popular para la Salud	1.817,0	4,8
Ministerio del Poder Popular para Relaciones Interiores y Justicia	1.751,6	4,7
Ministerio Público	842,7	2,2
Ministerio del Poder Popular para Relaciones Exteriores	674,8	1,8
Ministerio del Poder Popular para Economía y Finanzas	656,7	1,7
Ministerio del Poder Popular para la Infraestructura	550,7	1,5

REMUNERACIONES PROYECTO DE LEY DE PRESUPUESTO 2009 (Millones de Bolívares)		
ORGANISMOS	**MONTO**	**PORCENTAJE**
Consejo Nacional Electoral	511,3	1,4
Ministerio del Poder Popular para el Ambiente	501,5	1,3
Otros órganos	3.500,1	9,3
TOTAL	**37.626,8**	**100,0**

Los recursos asignados a la compra de bienes y servicios estarán orientados a cubrir el funcionamiento de los órganos del Poder Nacional, que permitirán la dotación de materiales y suministros y con los requerimientos de servicios básicos, viáticos, alquileres, mantenimiento y reparaciones menores de equipos, entre otros.

Igualmente, en lo concerniente a salud se estiman recursos para ejecutar los posibles gastos para la dotación de materiales médico-quirúrgicos a fin de fortalecer la red asistencial del sistema público nacional de salud; consolidar la red de clínicas populares en el segundo nivel de atención médico especializada; prestar atención integral, oportuna y de calidad a pacientes con patología de alto costo que requieran insumos para la resolución médica; fortalecer la red ambulatoria convencional para mejorar la calidad de atención a la población de su área de influencia; entre otros.

Asimismo, se destacan en este rubro los recursos financieros destinados a la compra de productos alimenticios para ampliar la cobertura del programa alimentario escolar bolivariano, cuyo objetivo está orientado en superar la pobreza y atender integralmente a la población en situación de extrema pobreza y máxima exclusión social; la dotación de materiales y equipos y la contratación de servicios necesarios para garantizar el óptimo funcionamiento de los planteles educativos y las distintas dependencias que integran el Ministerio del Poder Popular para la Educación. Asimismo, es importante destacar la formación y actualización del personal docente, a fin de mejorar la calidad de la Educación Bolivariana; el fortalecimiento de las comunidades educativas y la construcción y desarrollo del currículo en el sistema educativo bolivariano.

Por otra parte, para el ejercicio fiscal 2009 se llevará a cabo la jornada de actualización del registro electoral, que permitirá garantizar la inscripción, actualización y depuración del ciudadano en el Registro Electoral Venezolano a nivel nacional; así como la realización de los procesos electorales para designar las autoridades a Concejos Municipales, a las Juntas Parroquiales y demás procesos comiciales. A tales efectos se estiman créditos presupuestarios para adquirir los materiales y suministros correspondientes.

Para hacer efectiva estas erogaciones se estiman recursos financieros por el orden de Bs. 6.584,6 millones, que representan el 3,9% del total presupuestado y el 0,9% del PIB.

Entre los organismos que estimaron mayores recursos presupuestarios tenemos los siguientes:

COMPRA DE BIENES Y SERVICIOS PROYECTO DE LEY DE PRESUPUESTO AÑO 2009 (Millones de Bolívares)		
ORGANISMOS	**MONTO**	**PORCENTAJE**
Ministerio del Poder Popular para la Defensa	1.370,3	20,8
Ministerio del Poder Popular para la Educación	1.146,1	17,4
Ministerio del Poder Popular para la Salud	655,9	10,0
Ministerio del Poder Popular para Economía y Finanzas	630,3	9,6
Consejo Nacional Electoral	475,6	4,4
Ministerio del Poder Popular para Relaciones Interiores y Justicia	284,1	4,3
Ministerio del Poder Popular para Relaciones Exteriores	241,8	3,7
Tribunal Supremo de Justicia	215,0	3,3
Otros órganos	1.565,5	23,8
TOTAL	**6.584,6**	**100,0**

En cuanto a la asignación prevista para los Impuestos Indirectos se estima la cantidad de Bs. 557,7 millones, donde los mayores exponentes son los Ministerios del Poder Popular para: la Defensa con Bs. 94,7 millones y la Educación con Bs. 72,0 millones; asimismo destacan los Organismos con Autonomía Funcional: el Consejo Nacional Electoral con Bs. 56,6 millones y el Tribunal Supremo de Justicia con Bs. 40,1 millones.

Por concepto de los descuentos que derivan de las operaciones de crédito público, se estiman asignaciones presupuestarias por Bs. 176,5 millones, correspondientes a la deuda pública interna.

6.3.1.2 Gastos de la Propiedad

Los Gastos de la Propiedad se ubican en Bs. 10.090,8 millones, conformados por los intereses que derivan de la deuda pública por Bs. 10.076,6 millones, de los cuales corresponden a intereses internos Bs. 4.322,6 millones y a externos Bs. 5.754,0 millones; y los derechos sobre bienes intangibles por Bs. 14,2 millones donde se destacan los alquileres por el uso o usufructo de marcas de fábrica y patentes de invención, de los derechos de autor, de los paquetes y programas de computación y por la explotación de bienes y servicios propiedad de terceros.

Dentro de las fuentes de financiamiento que mayor preponderancia muestran por este concepto son los recursos ordinarios y deuda pública, que representan el 74,9% y 25,1% del monto asignado, respectivamente.

6.3.1.3 Transferencias y Donaciones Corrientes

Para el año 2009 se asignarán recursos por Bs. 71.068,7 millones, que representan el 42,4% del total de gasto acordado y el 10,1% del PIB. Del total corresponden al sector privado Bs. 7.871,7 millones; al sector público Bs. 63.117,7 millones y al sector externo Bs. 79,3 millones.

Las Transferencias y Donaciones Corrientes al Sector Privado se orientarán a las instituciones benéficas, a la educación privada, y a la cancelación de pasivos laborales. Igualmente se estiman créditos presupuestarios para los pensionados y jubilados, incluyendo la recurrencia del salario mínimo.

Los recursos que se destinan al sector público se orientarán a financiar los gastos de funcionamiento de los entes descentralizados que permita alcanzar sus niveles de operatividad, y los cuales incluyen las incidencias del incremento del salario mínimo aprobado en el año 2008 y el ajuste en el programa de alimentación producto del incremento experimentado en las Unidades Tributarias; así como los proyectos de carácter social enfocados principalmente en el desarrollo de la Economía Social, en pro de mejorar la distribución de la riqueza.

Para tales fines se asignan créditos presupuestarios por un monto de Bs. 63.117,7 millones, los cuales se detallan como se indica:

TRANSFERENCIAS CORRIENTES AL SECTOR PÚBLICO
PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolívares)

CONCEPTOS	MONTO	%
Situado Estadal	12.411,6	19,7
Situado Municipal	3.102,9	4,9
Instituto Venezolano de los Seguros Sociales (IVSS)	11.637,6	18,4
Universidades Nacionales	7.013,2	11,1
Corporación de Abastecimiento y Servicios Agrícolas, S.A (CASA)	2.030,9	3,2
Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)	1.945,2	3,1
Servicio Nacional Integrado de Admón. Aduanera y Tributaria (Seniat)	1.443,5	2,3
Institutos y Colegios Universitarios	1.248,2	2,0
Instituto de Previsión Social de las FFAA (Ipsfa)	1.193,1	1,9
Instituto Nacional de Servicios Sociales (INASS)	854,0	1,4
Fundación Misión Madres del Barrio "Josefa Joaquina Sánchez"	786,8	1,2
Inst. de Prev. y Asist. Social para el personal del Ministerio de Educación (Ipasme)	712,1	1,1
C.A. Metro de Caracas (Cametro)	596,0	0,9
Instituto Nacional de Transporte Terrestre (INTT)	580,0	0,9
Servicio Autónomo de Prest. Sociales de los Organismos de la Admón. Central	566,3	0,9
Fundación Gran Mariscal de Ayacucho (Fundayacucho)	548,2	0,9
Fundación Programa de Alimentos Estratégicos (Fundaproal)	566,0	0,9
Fundación Fondo Nacional de Transporte Urbano (Fontur)	545,9	0,9
Fundación Misión Sucre	488,6	0,8
Fund. del Edo. para el Sist. Nac. de las Orq. Juveniles e Infantiles de Venezuela	411,9	0,7
Instituto Nacional de Nutrición (INN)	386,2	0,6

TRANSFERENCIAS CORRIENTES AL SECTOR PÚBLICO PROYECTO DE LEY DE PRESUPUESTO AÑO 2009 (Millones de Bolívares)		
CONCEPTOS	**MONTO**	**%**
Instituto Autónomo Hospital Universitario de Caracas	372,3	0,6
Instituto Nacional de Deportes	350,0	0,5
Servicio Nac. Autónomo de Atención Integral a la Infancia y a la Familia (Senifa)	324,7	0,5
Fundación Misión Robinson	306,9	0,5
Otras transferencias a Estados y Municipios	4.637,8	7,3
Otras Transferencias	8.057,8	12,8
TOTAL	**63.117,7**	**100,0**

De estas transferencias presentan mayor relevancia, las asignaciones a las Gobernaciones y Alcaldías por Bs. 20.152,3 millones, equivalentes al 31,9% del total asignado al rubro. De este total derivan del Situado Estadal Bs. 12.411,6 millones, del Situado Municipal Bs. 3.102,9 millones y de otras transferencias especiales Bs. 4.637,8 millones. Estas últimas concentran los recursos por concepto de Subsidio de Régimen Especial destinado al Distrito del Alto Apure Bs. 40,0 millones y el aporte para el funcionamiento del Fondo Intergubernamental para la Descentralización (Fides) por Bs. 23,9 millones.

También muestran relevancia la asignación de recursos a:

- El Instituto Venezolano de los Seguros Sociales (IVSS) con Bs. 11.637,6 millones, el cual prevé recursos para financiar principalmente el proyecto de Modernización del Sistema de Afiliación, Recaudación y Fiscalización para el acceso a la Seguridad Social, contemplando para ello la inclusión de 156.000 ciudadanos al sistema de pensiones ante las contingencias de vejez, invalidez, sobreviviente y convenios bilaterales, así como continuar con la cancelación de las pensiones de los ciudadanos excluidos de las políticas sociales y de dicho sistema social, tales como: el adulto mayor y las amas de casa, a los fines de garantizar la protección a la población más vulnerable, acorde con los principios de democracia participativa y revolucionaria.

- Las Universidades Nacionales por Bs. 7.013,2 millones, para cubrir los gastos de funcionamiento de esas casas de estudios, a los fines de garantizar la equidad en el acceso y mejora en el desempeño estudiantil, implementando estrategias metodológicas y recursos para el aprendizaje que brinden apoyo académico, de tal forma de poder alcanzar en un futuro cercano una educación superior de calidad con pertinencia social. Para los Institutos y Colegios Universitarios se asignan recursos financieros por Bs. 1.248,2 millones, y continuar con las acciones de acceso a la población excluida del sistema educativo superior.

- La Corporación de Abastecimiento y Servicios Agrícolas, S.A. (CASA) por Bs. 2.030,9 millones, con el objeto de lograr el acceso oportuno y permanente de alimentos de primera calidad a bajos precios a la población venezolana, a través de las compras y distribución de alimentos, mantenimiento y fortalecimiento de las Casas de Alimentación, de la infraestructura, el transporte y toda la logística de soporte de la Misión Alimentación. Estas acciones se realizarán conjuntamente con los entes Fundación Programa de Alimentos Estratégicos (Fundaproal) y Mercados de Alimentos C.A. (Mercal), asignándoles para ello recursos por el orden de Bs. 566,0 millones y Bs. 33,5 millones, respectivamente.

- El Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU) por Bs. 1.945,2 millones, encargado de asegurar el cumplimiento de la Ley de Universidades, coordina las relaciones dentro de todo el sistema de educación superior y define la orientación y las líneas de desarrollo del sistema universitario de acuerdo con las necesidades del país.

- El Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat) con Bs. 1.443,5 millones, cuya gestión continuará fundamentándose en alcanzar una mayor eficiencia en la recaudación de ingresos fiscales, mediante planes de modernización de la administración aduanera y tributaria, el incremento de las labores de fiscalización, regulación y cobranza y el avance en la red publicitaria, que permita el fomento de una cultura tributaria en la población.

- El Instituto de Previsión Social de las Fuerzas Armadas Nacionales (Ipsfa) por Bs. 1.193,1 millones, orientados a dar cumplimiento al pago de las pensiones y prestaciones, así como el aporte de capital al Sistema de Fideicomiso del personal militar y el aseguramiento del Cuidado Integral de la salud, la vivienda y demás beneficios socioeconómicos expuestos en las diferentes carteras crediticias, que contribuyan a la calidad de vida de cada afiliado.

- El Instituto Nacional de Servicios Sociales (Inass) con Bs. 854,0 millones, destina estos recursos a la protección integral de los adultos y adultas mayores y otras categorías de personas en estado de necesidad, con la finalidad de garantizar atención e insumos médicos, atención nutricional y demás actividades como: recreativas, culturales, deportivas.

Por otra parte, para el año 2009 se continuará implementando proyectos enmarcados en las misiones sociales como: los proyectos educativos que están enfocados en la participación comunitaria y en la garantía a la educación universitaria de todos los bachilleres sin cupo a través y continuar con los programas sociales de impacto estructural impulsados por el Gobierno Nacional, fundamentados en el "Programa de Becas" como ayuda económica para aquellos ciudadanos que deseen ingresar a la educación superior. Para ello se asignan Bs. 488,6 millones.

También se destacan los proyectos de salud bajo la coordinación de la Fundación Barrio Adentro, con Bs. 206,7 millones, que permita organizar, integrar y consolidar la Red Asistencial del Sistema Público Nacional de Salud; así como atacar problemas de salud pública a través de intervenciones específicas o mediante el control de factores asociados a los mismos.

Igualmente como parte de la política social a implementar, se destacan la acciones dirigidas por la Fundación Misión Negra Hipólita con Bs. 274,6 millones, para ejecutar los siguientes proyectos: Red Articuladora Contra la Miseria, Protección Integral a Niños, Niñas y Adolescentes en situación de riesgo social y socio-educativo para adolescentes en conflictos legales, para lo cual se pretende una cobertura de 184.794 personas.

6.3.2 Gastos de Capital e Inversiones Financieras

Las asignaciones para los Gastos de Capital e Inversiones Financieras previstas para el Proyecto de Ley de Presupuesto 2009 ascienden a Bs. 34.800,8 millones, que significan el 20,8% del total del gasto y el 4,9% del PIB. De este monto corresponden a Inversión Directa Bs. 1.459,4 millones, a Transferencias y Donaciones Bs. 33.245,9 millones y a las Inversiones Financieras Bs. 95,5 millones.

Dentro del Plan de Inversiones Públicas, se prevén proyectos de inversión social y productiva, que apuntalan al estímulo de la economía social para continuar con la implantación del modelo económico socialista, diversificado y productivo que incrementa la consolidación del carácter endógeno de la economía, el perfeccionamiento de las cadenas productivas; el desarrollo tecnológico interno y el fortalecimiento de la manufactura, la industria básica y los servicios en los que se tienen ventajas comparativas; la diversificación del potencial exportador y producción de alimentos sobre la base del desarrollo rural integral y la seguridad alimentaria de la población.

Los proyectos estarán enfocados hacia aquellos que están en desarrollo, así como los nuevos proyectos con alto impacto en la consecución de los objetivos del desarrollo nacional que expandan la capacidad productiva y la infraestructura de la Nación, y que conlleven a la superación de la pobreza y la exclusión social.

Las acciones que enmarcan el mejoramiento de la infraestructura pública y las condiciones ambientales, que conducen al logro de tales inversiones se destallan como se indica:

- Se prevé para el año 2009 continuar con los proyectos de construcción de viviendas, para lo cual el Ministerio del Poder Popular para la Vivienda y Hábitat ejecuta la Misión Villanueva orientada a las mejoras de infraestructuras y de servicios; y conjuntamente con los Ministerios del Poder Popular para Participación y Protección Social, Ambiente y Energía y Petróleo, se avanzará en la transformación integral del hábitat, donde la intervención de los Consejos Comunales, es un elemento primordial por cuanto a través de éstos, las comunidades plantearán las necesidades que tengan en esta materia.

- Continuar con los proyectos de ampliación y mejoramiento de un conjunto de obras de infraestructura que se consideran prioritarios, y que contribuyan a la atención de los servicios públicos fundamentales, asimismo se ejecutarán obras de infraestructura ambiental para el mejoramiento de la calidad de vida de la población venezolana.

- Continuar con los proyectos de conservación de aguas y saneamiento ambiental, que apuntalan a la construcción y ampliación de cloacas y acueductos; a la rehabilitación de los sistemas de agua y saneamiento ambiental integral, con miras a dotar al país de la infraestructura requerida para aprovechar el racionamiento de los recursos naturales.

- Continuar con la construcción y acondicionamiento de la infraestructura rural, con lo cual se prevé la rehabilitación de los sistemas de riego, los sistemas de agua potable y residuales; la ejecución de proyectos específicos en las áreas de extensión agrícola, ayudas a las comunidades agrícolas pobres y el desarrollo de cadenas agroproductivas.

- Continuar con el impulso de los sectores de la economía social y la inversión privada, a través de: el otorgamiento de créditos a las cooperativas y pequeños comerciantes con facilidades de financiamiento; acuerdos con sectores productivos; fomentar la inversión en las cadenas productivas de los sectores de la petroquímica, de productos forestales, sector turístico y del acero y aluminio; vinculación a los eslabones de las cadenas productivas; la incorporación del programa de fomento agroindustrial, que prevé la instalación y puesta en marcha de plantas agroindustriales que rompan el monopolio en la cadena de procesamiento, y, la gradual transformación de empresas del Estado en Empresas de Producción Social.

La inversión pública estimada quedó estructurada de la siguiente manera:

INVERSIONES PÚBLICAS PROYECTO DE LEY DE PRESUPUESTO AÑO 2009 (Millones de Bolívares)		
CONCEPTOS	**MONTO**	**%**
INVERSIÓN REAL	**34.705,3**	**99,7**
Directa	1.459,4	4,2
Transferencias y Donaciones	33.245,9	95,5
• Situado Constitucional	15.514,5	44,6
• Asignaciones Económicas Especiales	4.920,2	14,1
• Fondo Intergubernamental para la Descentralización (Fides)	5.237,8	15,0
• Subsidio de Régimen Especial - Dtto. del Alto Apure	40,0	0,1
• Entes Descentralizados	7.460,6	21,4
• Transferencias al Sector Privado	72,8	0,2
INVERSIÓN FINANCIERA	**95,5**	**0,3**
TOTAL	**34.800,8**	**100,0**

6.3.2.1 Inversión Directa

Para la Inversión Directa se estiman Bs. 1.459,4 millones que serán destinados a la inversión real en obras y proyectos de infraestructura, ejecutados a través de los órganos de la República, y los cuales están orientados a la recuperación, mantenimiento y ampliación de la infraestructura pública.

También, se prevé la adquisición de maquinarias y equipos esenciales, por parte de los órganos de la República, para cumplir con las funciones que le son propias, en especial los equipos de computación los cuales están directamente relacionados con los avances tecnológicos que el mercado presenta, y la adquisición de paquetes de computación. Igualmente se estiman recursos para llevar a cabo la conservación, mantenimiento y reparaciones mayores de equipos, maquinarias e inmuebles, entre otros.

Los principales órganos responsables de la administración de estos recursos se relacionan en el cuadro siguiente:

INVERSIÓN DIRECTA PROYECTO DE LEY DE PRESUPUESTO AÑO 2009 (Millones de Bolívares)		
ORGANISMOS	**MONTO**	**%**
Ministerio del Poder Popular para la Infraestructura	213,7	14,6
Tribunal Supremo de Justicia	193,7	13,3
Consejo Nacional Electoral	99,4	6,8
Ministerio del Poder Popular para Agricultura y Tierras	84,5	5,8
Ministerio del Poder Popular para la Salud	82,8	5,7
Ministerio del Poder Popular para el Ambiente	80,3	5,5

INVERSIÓN DIRECTA PROYECTO DE LEY DE PRESUPUESTO AÑO 2009 (Millones de Bolívares)		
Ministerio del Poder Popular para la Economía Comunal	79,5	5,4
Ministerio Público	76,3	5,2
Ministerio del Poder Popular para Relaciones Interiores y Justicia	70,9	4,9
Otros órganos	478,3	32,8
TOTAL	**1.459,4**	**100,0**

Igualmente se pretende continuar ejecutando acciones que apuntalan a la Inversión Directa, las cuales están enmarcadas dentro de las acciones que a continuación se desarrollan:

- La conservación del recurso agua de las cuencas y del ambiente, a través de los proyectos: Rehabilitación de embalses a nivel nacional; modernización y rehabilitación del sector agua potable y saneamiento; conservación de la Cuenca del Río Yacambú; el Manejo Sustentable de los Recursos Naturales en la Cuenca del Río Caroní y el Proyecto Nacional de Gestión y Conservación Ambiental; así como el manejo del agua potable y saneamiento en la zonas urbanas y rurales para el máximo aprovechamiento del vital líquido.

- Impulsar los proyectos de vialidad urbana e interurbana mediante la construcción, rehabilitación y el mantenimiento de autopistas, avenidas y carreteras; conservación y mantenimiento de puentes y túneles en las redes viales principales, desarrollo de estudios y proyectos integrales de vialidad, plan de ordenación urbanística, estudios y proyectos de obras de equipamiento urbano y la identificación de la estructura actual del Sistema de Centros Poblados.

- Continuar con los proyectos de construcción, reparación, mejoras y remodelación de edificaciones para la educación básica, educación superior, salud, seguridad y defensa, culturales, deportivas y de apoyo a la producción, los cuales se estima sean ejecutados por el Ministerio del Poder Popular para la Infraestructura.

- Proyectos destinados a la construcción, rehabilitación y mantenimiento de la Vialidad Agrícola a nivel nacional.

- Conservación y mantenimiento de aeropuertos a nivel nacional, así como, el desarrollo de estudios de suelos, evaluación y diseño de pavimento en pistas, plataformas y calles de rodaje de Aeropuertos Nacionales.

6.3.2.2 Transferencias y Donaciones de Capital

Las Transferencias y Donaciones de Capital que permitirán financiar la inversión real a ejecutar los entes del sector privado, los entes del Sector Público Descentralizado y las Gobernaciones, ascienden a Bs. 33.245,9 millones, monto que representa el 19,9% del total de gastos fiscales y el 4,7% del PIB. Dentro de las fuentes de financiamiento previstas para las transferencias de capital se destacan: recursos ordinarios y proyectos por endeudamiento, los cuales financian el 86,8% y 13,1% respectivamente.

Los principales conceptos receptores de las referidas transferencias se listan a continuación:

TRANSFERENCIAS DE CAPITAL AL SECTOR PÚBLICO PROYECTO DE LEY DE PRESUPUESTO AÑO 2009 (Millones de Bolívares)		
CONCEPTOS	**MONTO**	**%**
Situado Estadal	12.411,6	37,4
Situado Municipal	3.102,9	9,4
Fondo Intergubernamental para la Descentralización (Fides)	5.237,8	15,8
Asignaciones Económicas Especiales Estadal	2.066,5	6,2
Asignaciones Económicas Especiales Municipal	1.377,6	4,2
Asignaciones Económicas Especiales Consejos Comunales	1.476,1	4,4
CVG Electrificación del Caroní (Edelca)	2.136,7	6,4
Banco Nacional de la Vivienda y Hábitat (Banavih)	1.681,1	5,1
C.A. Metro de Los Teques	563,3	1,7
Sistema Hidráulico Yacambú Quíbor	480,2	1,4
Instituto de Ferrocarriles del Estado (IFE)	360,4	1,1
Programa Social Especial	270,0	0,8
Empresas Hidrológicas	262,7	0,8
C.A. Metro de Caracas (Cametro)	224,4	0,7
Corporación de Abastecimiento y Servicios Agrícolas, S.A. (CASA)	167,0	0,5
Convenio de Cooperación Especial	151,7	0,5
Fondo Nacional para Edificaciones Penitenciarias (Fonep)	129,4	0,4
Instituto Nacional de Desarrollo Rural (Inder)	100,6	0,3
Subsidio de Régimen Especial Distrito del Alto Apure	40,0	0,1
Otras Transferencias	933,1	2,8
TOTAL	**33.173,1**	**100,0**

Las transferencias y donaciones de capital al sector público alcanzan a Bs. 33.173,1 millones, las cuales incluyen los aportes a las Gobernaciones y Alcaldías por Bs. 24.236,4 millones, equivalentes al 73,1% del total asignado a las mismas, por concepto de Situado Constitucional (Estadal y Municipal), las Asignaciones Económicas Especiales (LAEE), el Fondo Intergubernamental para la Descentralización (Fides) y Subsidio de Régimen Especial del Distrito del Alto Apure. Esta concentración de recursos se orientará a financiar los proyectos a ejecutar algunos de ellos, conjuntamente el Ejecutivo Nacional con las Gobernaciones y Alcaldías, a fin de procurar una mayor eficacia y eficiencia de los recursos otorgados dentro de una estrategia de desarrollo económico y social sustentable.

Es importante destacar que, el monto correspondiente a las Asignaciones Económicas Especiales presentado en el cuadro anterior incluye lo correspondiente al Servicio Autónomo Fondo Nacional de los Consejos Comunales (Safonacc) por Bs. 1.476,1 millones, los cuales serán destinados al financiamiento de los proyectos comunitarios, sociales y productivos, determinados previamente por los Consejos Comunales en función de las necesidades y aspiraciones detectadas directamente por la sociedad. Así mismo, este mecanismo permitirá atacar los problemas coyunturales de las comunidades, y permitir al pueblo organizado ejercer directamente la gestión de las políticas públicas, a la par de enseñar a la comunidad en la planificación de proyectos que puedan avalar el desarrollo de infraestructura local en el mediano plazo.

Igualmente se destacan las acciones prioridades que el Gobierno Nacional, se propone ejecutar a través de sus entes descentralizados. A tal efecto se destacan los siguientes proyectos:

- La continuación en la construcción y financiamiento de viviendas de interés social, con la coordinación del Ministerio del Poder Popular para la Vivienda y Hábitat (Mppvh), el cual tiene bajo su tutela la formulación, seguimiento y evaluación de las políticas en materia de vivienda. Para ello contará con el apoyo del Banco Nacional de Vivienda y Hábitat (Banavih), al cual se le transferirán recursos por Bs. 1.681,1 millones, cuya finalidad se orientarán a la ejecución y financiamiento de los planes, programas, proyectos, obras y acciones requeridas para la vivienda y hábitat; a la ejecución de proyectos para la atención de emergencia o contingencia en vivienda y hábitat; a continuar atendiendo la demanda para el otorgamiento del Subsidio Directo Habitacional; así como a otorgar financiamiento a los usuarios del sistema para la adquisición, construcción, sustitución, restitución, mejora para la reparación o remodelación, refinanciamiento o pago de créditos hipotecarios; y facilidades financieras a las cooperativas de ahorro; entre otros. Todo ello permitirá atender el déficit habitacional existente.

- Con respecto al programa de servicio de transporte y vías de comunicaciones, se continuará con el desarrollo de los sistemas de metros y ferroviarios como principales medios de transporte masivo de las principales capitales de estado y de las áreas circunvecinas. A tales efectos, se destinarán recursos principalmente para: Línea III Tramo El Valle - La Rinconada y la Línea V Tramo Plaza Venezuela - Miranda II; Línea II El Tambor - San Antonio de Los Altos; Proyecto Ferroviario "Ezequiel Zamora" Tramo Puerto Cabello - La Encrucijada y la Rehabilitación del Sistema Centro Occidental Simón Bolívar en los Tramos Puerto Cabello-Barquisimeto y Yaritagua-Acarigua. Para hacer efectiva la ejecución de estos proyectos se le asignan recursos a la C.A. Metro de Caracas (Cametro) por Bs. 224,4 millones, a la C.A. Metro de Los Teques por Bs. 563,3 millones y al Instituto de Ferrocarriles del Estado por Bs. 360,4 millones.

- Contribuir con el desarrollo agropecuario mediante la puesta en marcha de actividades en materia de fomento, desarrollo y financiamiento de la producción agrícola, vegetal, pecuario, acuícola, pesquero y forestal. Para ello se prevé la asignación de recursos a través de la Ley Especial de Endeudamiento 2009 para los siguientes proyectos: continuar con los Proyectos de Desarrollo de Cadenas Agro productivas en la Región de Barlovento y con el Desarrollo Sostenible para las Zonas Semiáridas de los Estados Lara y Falcón en su segunda fase (Prosalafa II), mediante la Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria (Ciara); el Programa de Tecnología Agrícola, a través del Instituto Nacional de Investigaciones Agrícolas (INIA); y el Programa Sustentable de la pesca artesanal y de la acuicultura, a cargo del Instituto Socialista de Pesca y la Acuicultura (Insopesca).

- Continuar con el desarrollo del sector eléctrico, gasífero y de aluminio del país a través de las siguientes obras y proyectos: Central Hidroeléctrica Tocoma, la Conversión a Gas Planta Centro, el desarrollo del Proyecto Uribante Caparo y el Fortalecimiento Institucional del Sector Eléctrico, el Fortalecimiento y Desarrollo Institucional de Corpoelec y la Planta Termozulia III.

- Continuar con el mejoramiento y aprovechamiento del sector ambiental mediante las siguientes obras y proyectos: Modernización y Rehabilitación del Sector Agua Potable y Saneamiento Ambiental, Programa de Agua Potable y Saneamiento en Zonas Urbanas y Rurales, Programa de Saneamiento Ambiental de Aguas y Cloacas, Obras de Regulación y Trasvase, Conservación de la Cuenca del Río Yacambú, Proyecto Nacional de Gestión y Conservación Ambiental, entre otros.

6.3.2.3 Inversiones Financieras

Los créditos presupuestarios para las Inversiones Financieras previstos ascienden a Bs. 95,5 millones, que representan el 0,1% del total de gastos fiscales y los cuales se destinarán a los aportes en acciones y participaciones de capital.

Los conceptos a los cuales se les asignan recursos vía inversiones financieras para el año 2009 son: el Banco de Pueblo Soberano por Bs. 50,0 millones para financiar proyectos productivos, así como otorgar créditos a los trabajadores populares; a la adquisición de títulos y valores privados por Bs. 25,2 millones y al aporte a organismos internacionales por Bs. 20,3 millones.

A continuación se especifican las asignaciones que por este concepto se otorgarán:

INVERSIONES FINANCIERAS
PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolívares)

CONCEPTOS/ORGANISMOS	MONTO	%
Banco del Pueblo Soberano, C.A.	50,0	52,4
Adquisición de títulos y valores privados	25,2	26,4
Aportes a Organismos Internacionales	20,3	21,3
TOTAL	**95,5**	**100,0**

6.3.3. Aplicaciones Financieras

Dentro del rubro de Aplicaciones Financieras (Bs. 5.016,1 millones) se ubica la amortización de préstamos, centralizada en el Ministerio del Poder Popular para Economía y Finanzas y la disminución de otros pasivos.

Se prevén para amortización de la deuda pública Bs. 4.942,4 millones, ratificando una vez más la solvencia del país tanto en el ámbito nacional como internacional, los cuales corresponden a deuda interna Bs. 3.471,6 millones y a deuda externa Bs. 1.470,8 millones.

Por su parte, para el rubro disminución de otros pasivos, se estiman Bs. 73,7 millones, los cuales incluyen recursos para cancelar deudas por concepto de compromisos pendientes de ejercicios anteriores de los organismos de la Administración Pública.

6.3.4 Servicio Estimado de la Deuda Pública Año 2009

El Ministerio del Poder Popular para Economía y Finanzas, a través de la Oficina Nacional de Crédito Público (ONCP), como órgano rector de la gestión de administración de la deuda pública nacional, prevé recursos aplicables al Servicio de la Deuda Pública para el Ejercicio Fiscal 2009 por la cantidad de Bs. 15.536,8 millones. Los mismos permitirán cumplir con el conjunto de compromisos y obligaciones adquiridas y vigentes por parte de la República, no solo con los proveedores de crédito externo sino también con los inversionistas internos, para dicho ejercicio. De este monto, Bs. 7.970,7 millones corresponden al servicio de la deuda publica interna y Bs. 7.566,1 millones al servicio de la deuda publica externa. En el siguiente cuadro se presenta la distribución de los recursos estimados para la cancelación de capital e intereses:

SERVICIO ESTIMADO DE LA DEUDA PÚBLICA AÑO 2009
(Millones de Bolívares)

CONCEPTO	AMORTIZACIÓN	INTERESES	TOTAL
Externa	1.470,7	6.095,4	7.566,1
Interna	3.471,6	4.499,1	7.970,7
TOTAL	**4.942,3**	**10.594,5**	**15.536,8**

Fuente: Oficina Nacional de Crédito Público (ONCP)

La gestión de la ONCP, pretende impulsar el desarrollo y profundización del mercado local de deuda publica y la reducción en importancia relativa de las fuentes externas de financiamiento, lo cual constituye una de las acciones estratégicas complementarias orientadas a la consolidación de la economía, pues permite disminuir la vulnerabilidad de la deuda pública del Gobierno Central ante choques externos, contribuyendo así a reducir la volatilidad del gasto por concepto de servicio de la deuda publica en los presupuestos anuales.

En tal sentido, el Ejecutivo Nacional seguirá demostrando el grado de confianza del que goza Venezuela como nación cumplidora de sus compromisos financieros nacionales e internacionales, siendo uno de los países con mejor capacidad de pago en Latinoamérica.

Motivado a la fortaleza de los precios del petróleo así como a la mayor recaudación observada en los últimos años para las rentas internas administradas por el Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat), aspectos que han favorecido notablemente las cuentas fiscales del país, en el Proyecto de Ley de Presupuesto 2009 se prevé destinar ingresos ordinarios para financiar el servicio de la deuda pública por la cantidad de Bs. 7.896,3 millones y solo Bs. 7.640,5 millones serán obtenidos mediante operaciones de crédito público.

Es importante destacar que en la Ley Especial de Endeudamiento Anual 2009 se incluyen desembolsos provenientes de operaciones de crédito público destinados a dar continuidad al refinanciamiento de la deuda pública nacional por Bs. 4.300,0 millones con la finalidad de mejorar el perfil de vencimiento, lograr ahorros de flujo de caja, reducir la prima de riesgo del crédito de Venezuela en los mercados internacionales, así como obtener mejoras en la calificación de riesgo del país por parte de las principales agencias de calificación de riesgo internacional. Este programa fue incluido en el ejercicio fiscal 2004 donde señalaba el objetivo fundamental de seguir la ejecución de la estrategia de refinanciamiento y reestructuración de la deuda publica nacional iniciada en el año 2002, con el cual se ha logrado extender el vencimiento promedio de la misma, así como otros aspectos que han derivado en beneficios para la República.

Otro de los efectos favorables de esta política consistirá en la disminución de los costos de financiamiento, lo cual promueve el desarrollo eficiente de una curva de rendimientos para la deuda soberana de Venezuela. Estas operaciones de refinanciamiento le permiten a la nación así como a las instituciones financieras públicas, el rescate, canje o la recompra de los vencimientos de capital de la deuda publica interna y externa.

A continuación se indica la distribución por acreedor de la deuda externa de la República, identificando la amortización y los intereses del servicio estimado para la misma:

SERVICIO ESTIMADO DE LA DEUDA PÚBLICA EXTERNA AÑO 2009 (Millones de Bolívares)			
CONCEPTOS	**AMORTIZACIÓN**	**INTERESES**	**TOTAL**
REPÚBLICA			
Bancos Comerciales y Otras Instituciones Financieras	659,1	183,6	842,7
Bilateral	199,9	72,6	272,5
Bonos		5.346,2	5.346,2
Multilateral	456,2	487,4	943,6
Proveedores	155,5	5,6	161,1
TOTAL	**1.470,7**	**6.095,4**	**7.566,1**

Fuente: Oficina Nacional de Crédito Público (ONCP)

De igual forma, en el siguiente cuadro se muestran los instrumentos previstos para la captación de recursos orientados al pago del capital y los intereses del servicio estimado de la deuda pública interna:

SERVICIO ESTIMADO DE LA DEUDA PÚBLICA INTERNA AÑO 2009 (Millones de Bolívares)			
CONCEPTOS	**AMORTIZACIÓN**	**INTERESES**	**TOTAL**
Bonos DPN	3.471,6	4.322,6	7.794,2
Letras del tesoro		176,5	176,5
TOTAL	**3.471,6**	**4.499,1**	**7.970,7**

Fuente: Oficina Nacional de Crédito Público (ONCP)

El servicio de la deuda pública tiene una participación del 9,3% con relación a la totalidad del presupuesto de gastos.

6.4 Clasificación Económica del Gasto de los Entes Descentralizados Funcionalmente de la República Sin Fines Empresariales.

6.4.1 Comentarios Generales

Los Entes Descentralizados Funcionalmente de la República Sin Fines Empresariales constituyen organismos que, según la Ley Orgánica de la Administración Financiera del Sector Público, no realizan actividades de producción de bienes o servicios para la venta y cuyos recursos provengan de los aportes otorgados por la República. En este sentido, se requiere la medición del impacto que puedan tener los mismos en la actividad económica del sector público, de acuerdo a las exigencias de dicha Ley.

El total de gastos estimado para los entes alcanza la suma de Bs. 82.539,0 millones, equivalentes al 11,7% del PIB. Las acciones a tomar para la formulación del Proyecto de Ley del Presupuesto 2009, estarán enmarcadas en las directrices contenidas en el Plan de Desarrollo Económico y Social de la Nación 2007-2013, en concordancia con los objetivos estratégicos previstos en el Proyecto Nacional Simón Bolívar.

Entre las acciones que el Gobierno Nacional pretende alcanzar se destacan las siguientes:

- Dentro del marco institucional del Plan de Desarrollo Económico y Social de la Nación 2007-2013 y la Ley Orgánica del Sistema de Seguridad Social, el Instituto Venezolano de los Seguros Sociales - IVSS (Bs. 17.713,1 millones) impulsa una política dirigida al mejoramiento de la calidad de vida de la población a través de la incorporación de todos los ciudadanos y ciudadanas al Sistema de Seguridad Social y el fortalecimiento de la atención medica asistencial por medio del equipamiento y mantenimiento en condiciones óptimas de los servicios médicos de los Centros Asistenciales del IVSS.

  Para cumplir con lo antes previsto se requiere principalmente de: a.- Modernizar el Sistema de Afiliación, Recaudación y Fiscalización para el acceso a la Seguridad Social, que contemple la inclusión de los ciudadanos al sistema de pensiones por las diferentes contingencias (vejez, incapacidad, invalidez, sobrevivencia y convenios bilaterales): b.- Continuar con la cancelación de las pensiones a los ciudadanos excluidos de las políticas sociales y de dicho Sistema, tales como: Adulto Mayor y Amas de Casa, garantizando la protección a los ciudadanos mas vulnerables de la población, acorde con los principios de la democracia participativa y revolucionaria, y c.- Continuar con el mantenimiento, mejoras y equipamiento de Centros Asistenciales de Salud y Unidades Administrativas, que estarán orientados a culminar las obras ya iniciadas en el 2008 y continuar con las obras electromédicas, eléctricas y electromecánicas, necesarias para el óptimo funcionamiento de los Centros Asistenciales y Oficinas Administrativas del Instituto.

- La política presupuestaria aplicada en materia de educación superior, estará enmarcada dentro los Lineamientos Generales impartidos por el Ejecutivo Nacional, apegados al Proyecto Nacional "Simón Bolívar", y los cuales se orientarán a la construcción de la Suprema Felicidad Social, para promover una ética, cultura y educación liberadoras y solidarias para profundizar la universalización de la educación bolivariana, garantizando los accesos al conocimiento, así como universalizar la educación superior con pertinencia social. En tal sentido, su estrategia está dirigida a impulsar y desarrollar el asesoramiento, formulación, ejecución, evaluación e impacto de las políticas, planes y proyectos que permitan el mejoramiento de la calidad, equidad y la pertinencia social de la educación superior, a los fines de actualizar y desarrollar el talento humano para la generación de conocimiento, investigación, innovación y desarrollo tecnológico que el país requiere. Desde esta perspectiva, el desarrollo de las Universidades Nacionales se fundamenta en sus misiones y visiones, permitiéndoles alcanzar los objetivos que orientan sus funciones básicas de docencia, investigación y extensión. De acuerdo a esto, se estiman para dichos entes Bs. 7.453,6 millones, destacándose entre ellos: la Universidad Central de Venezuela (UCV) Bs. 1.082,7 millones; la Universidad Pedagógica Experimental Libertador (UPEL) Bs. 650,2 millones; la Universidad de los Andes (ULA) Bs. 771,9 millones; la Universidad de Carabobo (UC) Bs. 755,3 millones; la Universidad de Oriente (UDO) Bs. 659,2 millones; la Universidad del Zulia (LUZ) Bs. 861,2 millones; la Universidad Nacional Experimental Simón Bolívar (USB) Bs. 377,0 millones; la Universidad Bolivariana de Venezuela (UBV) Bs. 205,7 millones y la Universidad Nacional Abierta (UNA) Bs. 182,0 millones.

Por otra parte, en esta materia también se asignan recursos a los Institutos y Colegios Universitarios por Bs. 1.313,9 millones y al Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU) por Bs. 1.984,1 millones, el cual conjuntamente con los actores del sector de educación superior promueven la atención integral y el mejoramiento de la calidad, equidad, pertinencia e impacto social de la educación. El objetivo de estos entes radica en la formación de Técnicos Superiores Universitarios, altamente calificados en áreas de su competencia capaces de contribuir con el desarrollo económico, social y cultural de las diferentes regiones del país, a través de actividades de extensión y producción enmarcadas en todos sus miembros que interactúen en un clima organizacional con elevados valores éticos y morales, generando conocimientos, metodología y tecnología en un ambiente caracterizado por la excelencia académica, la efectividad, el liderazgo y el compromiso con la sociedad.

- Continuar con el proceso de descentralización y el desarrollo del equilibrio territorial, para lo cual se asignan recursos al Fondo Intergubernamental para la Descentralización (Fides) por Bs. 5.261,6 millones, cuya gestión se orienta en generar resultados sociales en concordancia con los principios contenidos en la Constitución de la República Bolivariana de Venezuela y en la Ley del Fides, de donde se derivan su filosofía de gestión, su misión y su visión institucional. Este organismo brinda asistencia a los Estados, Municipios y Consejos Comunales, a fin de obtener resultado en el sistema social y contribuir a la consolidación de un estado democrático, social de derecho y justicia.

- En materia tributaria, el Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat), constituye un ente fundamental para tal fin. En este sentido, continuará superando su rol tradicional y lo enmarcará en la exclusividad de la exigencias del tributo, para ampliar el marco de su misión hacia el logro de sistemas, mediante la búsqueda de modos científicos de lucha contra el contrabando y la evasión fiscal; así como adoptar sistemas de tecnologías modernos que le permitan hacer mas eficiente su gestión. Para ello, se continuará implementando el Plan Evasión Cero a nivel nacional, contra la especulación y el acaparamiento de alimentos de primera necesidad, en el marco del Plan de Seguridad Alimentaria; continuará con la profundización en el cumplimiento voluntario en la Declaración y Pago de Impuestos Nacionales; profundizar la ejecución del Plan Nacional de Cobranzas, mediante la implementación del operativo del cobro de las obligaciones tributarias; y fortalecer la operatividad del Contralor Social de los Consejos Comunales en materia de control tributario, en apoyo a la función del Seniat. Para cumplir con las acciones previstas se contemplan recursos por Bs. 2.569,2 millones.

- El Servicio Autónomo Fondo Nacional de los Consejos Comunales (Safonacc) tiene previsto orientar su gestión en el manejo de los recursos asignados a los Consejos Comunales hasta su disposición definitiva, financiando proyectos comunitarios, sociales y productivos, propuestos por la Comisión Presidencial del Poder Popular. Para cumplir con su objeto se pretende estimular el desarrollo de las comunidades organizadas, brindando herramientas e instrumentos necesarios para alcanzar una inversión socialmente productiva, garantizando el flujo financiero transparente. Para cumplir con su objeto, tiene previsto recursos financieros por el orden de Bs. 1.541,1 millones.

- Continuar desarrollando la red ferroviario, que permita conformar satisfactoriamente el Sistema Integral de Transporte Masivo. Para ello se asignan Bs. 572,3 millones al Instituto de Ferrocarriles del Estado (IFE), cuyo fin está enfocado en brindar un servicio de excelente calidad que satisfaga las necesidades de transporte de carga y de pasajeros.

- El Banco Nacional de Vivienda y Hábitat (Banavih), alcanza la cantidad de Bs. 4.391,4 millones, para continuar implementando una política de otorgamiento de créditos a Organizaciones Comunitarias de Viviendas y a realizar donaciones a personas, en función del compromiso que tiene la institución con la comunidad en materia de asistencia a la población necesitada. En tal sentido, el Banavih, para el Ejercicio Fiscal 2009 define una política presupuestaria orientada hacia el desarrollo de las actividades programadas por la Misión Villanueva, entre las cuales se prevé la transformación de centros urbanos, la rehabilitación de urbanizaciones populares y centros históricos, la transformación de hábitat rural e indígena, la creación de nuevas ciudades sustentables y la provisión de tierras y regularización de la tenencia de la tierra.

- Se continuarán fortaleciendo las misiones sociales como un instrumento clave en el desarrollo de la política social, que va orientada a satisfacer en gran medida las necesidades de la población venezolana. En este sentido, se presentan fundaciones las cuales cumplen cabalmente las funciones para las cuales fueron creadas, destacándose: la Fundación Samuel Robinson (Bs. 308,0 millones) cuyo objetivo apuntala a erradicar el analfabetismo y alcanzar la prosecución al sexto grado de la educación básica en los jóvenes y adultos a nivel nacional, garantizando su inclusión política y productiva, con el propósito de conseguir mayores niveles de desarrollo y bienestar en los grupos sociales más necesarios del país, estimando para el año 2009 atender a 308.693 personas; la Fundación Misión Identidad (Bs. 28,1 millones) seguirá orientada a la satisfacción de la demanda de la cedulación a nivel nacional, de una manera eficiente, con alta confiabilidad y seguridad, a fin de emitir dichos documentos a los ciudadanos venezolanos y extranjeros que así lo ameriten; la Fundación Misión Barrio Adentro (Bs. 206,7 millones) orienta su gestión en el desarrollo de planes, proyectos y programas que permitan mejorar la calidad de vida y salud de los venezolanos y venezolanas, para ello se ejecutarán tres (3) proyectos: la atención odontológica integral, el fortalecimiento de los consultorios populares en Barrio Adentro I y la consolidación de la red ambulatoria especializada en Barrio Adentro II; la Fundación Misión Sucre (Bs. 793,2 millones) es el ente garante de la incorporación, profundización y universalización de la educación bolivariana en todo su contexto, por lo tanto garantiza la incorporación al sistema educativo de bachilleres, hasta ahora excluidos de la educación superior, para lo cual llevará a cabo los programas nacionales de formación, el otorgamiento de becas; investigación y publicación de materiales; construcción y mejoramiento de aldeas universitarias.

Por otra parte, se destaca la participación del Instituto Nacional de Capacitación y Educación Socialista (Inces) encargado de ejecutar el proyecto "Formación y

Capacitación Integral de Jóvenes y Adultos participantes en la Misión Che Guevara, en contribución a la economía social productiva del país, buscando formar y capacitar integralmente a 216.557,0 jóvenes y adultos participantes de la referida Misión. El Inces tiene previsto recursos por la cantidad de Bs. 1.146,4 millones.

Por lo antes expuesto, merece especial atención el análisis económico del monto asignado a dichos Entes, por tanto del total presupuestado (Bs. 82.539,0 millones), se destina para los Gastos Corrientes Bs. 63.766,4 millones, para Gastos de Capital Bs. 8.889,3 millones y para Aplicaciones Financieras Bs. 9.883,3 millones; y representan el 77,2%, 10,8% y 12,0% respectivamente del total asignado a los mismos.

En el siguiente cuadro se muestra la Clasificación Económica de los créditos presupuestarios:

CLASIFICACIÓN ECONÓMICA DEL GASTO DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE SIN FINES EMPRESARIALES

PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolívares)

CONCEPTOS	TOTAL	%
Gastos Corrientes	**63.766,4**	**77,2**
Gastos de consumo	**33.964,0**	**41,1**
Remuneraciones	22.207,7	26,9
Compra de bienes y servicios	11.139,9	13,5
Impuestos indirectos	273,4	0,3
Depreciación y amortización	297,3	0,4
Otros gastos de consumo	45,7	0,1
Gastos de la propiedad	**36,3**	**0,0**
Intereses	36,3	0,0
Transferencias y donaciones corrientes	**29.463,4**	**35,7**
Al sector privado	20.298,3	24,6
Al sector público	9.154,2	11,1
Al sector externo	10,9	0,0
Otros gastos corrientes	**302.7**	**0,4**
Gastos de Capital	**8.889,3**	**10,8**
Inversión directa	**8.427,1**	**10,2**
Formación bruta de capital fijo	8.292,9	10,0
Tierras y terrenos	11,3	0,0
Bienes intangibles	122,9	0,1
Transferencias y donaciones de capital	**80,0**	**0,1**
Al sector privado	29,2	0,0
Al sector público	50,7	0,1
Al sector externo	0,1	0,0

CLASIFICACIÓN ECONÓMICA DEL GASTO DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE SIN FINES EMPRESARIALES PROYECTO DE LEY DE PRESUPUESTO AÑO 2009 (Millones de Bolívares)		
CONCEPTOS	**TOTAL**	**%**
Inversión financiera	**382,2**	**0,5**
Aportes en acciones y participaciones de capital	4,2	0,0
Concesión de préstamos	378,0	0,5
Aplicaciones Financieras	**9.883,3**	**12,0**
Inversión financiera	**3.702,1**	**4,5**
Concesiones de préstamos	2.053,7	2,5
Incremento de disponibilidad	1.535,9	1,9
Incrementos de cuentas y efectos por cobrar	86,7	0,1
Incremento de otros activos financieros	25,8	0,0
Disminución de pasivos financieros	**5.741,8**	**7,5**
Disminución de cuentas y efectos por pagar	5.358,0	6,5
Disminución de otros pasivos financieros	383,8	0,5
Disminución del patrimonio	**439,4**	**0,5**
TOTAL	**82.539,0**	**100,0**

6.4.2 Gastos Corrientes

Estos gastos están orientados a cubrir el funcionamiento del aparato institucional de la Administración Descentralizada, llevar a cabo la ejecución y coejecución de proyectos de carácter social, con base a lo establecido en el Plan de Desarrollo Económico y Social de la Nación 2007-2013 y con los lineamientos previstos en el Proyecto Nacional "Simón Bolívar".

6.4.2.1 Gastos de Consumo

Los Gastos de Consumo permitirán la operatividad de los entes descentralizados, también se destacan gastos para cancelar los compromisos en materia laboral, adquirir materiales y suministros, cancelar los servicios básicos y realizar la contratación de servicios como alquileres, conservaciones y reparaciones menores, del personal técnico y profesional. En este sentido, se prevé para este rubro Bs. 33.964,0 millones, de los cuales corresponde a las Remuneraciones Bs. 22.207,7 millones, destinados a la cancelación de sueldos, salarios, beneficios, complementos, aporte patronales, prestaciones sociales y otras indemnizaciones, asistencias socio-económicas y demás retribuciones; a la Compra de Bienes y Servicios Bs. 11.139,9 millones; a los Impuestos Indirectos Bs. 273,4 millones, a la Depreciación y Amortización Bs. 297,3 millones y al rubro de Otros Gastos de Consumo Bs. 45,7 millones.

Entre los entes que muestran la mayor participación en los Gastos de Consumo se encuentran: las Universidades Nacionales, los Institutos y Colegios Universitarios, el IVSS, el Seniat; Ipasme; el Instituto Autónomo Hospital Universitario de Caracas, entre otros.

6.4.2.2 Gastos de la Propiedad

Los Gastos de la Propiedad alcanzan un monto de Bs. 36,3 millones, conformados, en primer lugar, por los Intereses y por otros financiamientos; y en segundo lugar, por los Alquileres de Tierras y Terrenos.

6.4.2.3 Transferencias y Donaciones Corrientes

Las Transferencias y Donaciones Corrientes alcanzan el monto de Bs. 29.463,4 millones, que representan el 35,7% del total estimado para los entes descentralizados funcionalmente de la República sin fines empresariales, de los cuales al Sector Privado se le otorga la cantidad de Bs. 20.298,3 millones orientados a cancelar los aportes otorgados a los pensionados y jubilados, al otorgamiento de donaciones y transferencias para personas, instituciones sin fines de lucro, empresas privadas, entre otros.

Al sector público se orientan recursos por Bs. 9.154,2 millones para los gastos de funcionamiento de los organismos de dicho sector y para la ejecución y coejecución de los proyectos o convenios que coexisten, a los efectos de cumplir con las políticas del Gobierno Nacional. Estos aportes serán otorgados principalmente a los entes descentralizados para su gasto de funcionamiento (Bs. 3.521,8 millones) y para atender beneficios de la seguridad social (Bs. 5,5 millones), a las Entidades Federales (Bs. 2.199,9 millones), a los Municipios (Bs. 1.473,8 millones), entre otros. Es importante destacar las transferencias al sector público que realiza el Servicio Autónomo Fondo Nacional de los Consejos Comunales por Bs. 1.476,1 millones a los Consejos Comunales, los cuales estarán destinados a atender los proyectos prioritarios expuestos por las comunidades.

6.4.3 Gastos de Capital e Inversión Financiera

Los Gastos de Capital previstos para el ejercicio fiscal 2009 ascienden a Bs. 8.889,3 millones, correspondiendo a la Inversión Directa Bs. 8.427,1 millones, a las Transferencias y Donaciones de Capital Bs. 80,0 millones; y a la Inversión Financiera Bs. 382,2 millones, que representan el 10,2%, 0,1% y 0,5% del total asignado.

6.4.3.1 Inversión Directa

Los recursos por este concepto se destinan principalmente a la culminación de las obras iniciadas, previstas en el Plan de Desarrollo Económico y Social de la Nación 2007-2013. Igualmente se destinan a la adquisición de maquinarias, equipos e inmuebles; a realizar estudios y proyectos, a la construcción de obras de infraestructura; a la adquisición de activos intangibles como paquetes y programas de computación; a las conservaciones, ampliaciones y mejoras mayores, entre otros.

Entre los principales entes responsables de la administración de los recursos destinados a la Inversión Directa se destacan: Fontur, FEDE, IVSS, IFE y el Seniat.

Las Corporaciones tendrán un papel de participación en la ejecución de la inversión directa que permitirá el desarrollo de cada región, conjuntamente con otras instituciones y con la participación de las comunidades, para ello se le asignan Bs. 509,6 millones.

6.4.3.2 Transferencias y Donaciones de Capital

Este rubro alcanza la cifra de Bs. 80,0 millones, de los cuales corresponde al sector privado Bs. 29,2 millones, al sector externo Bs. 0,1 millones y al sector público Bs. 50,7 millones.

Estas últimas se destinarán principalmente a otorgar donaciones de capital a la República (Bs. 33,6 millones) y a los Consejos Comunales (Bs. 2,5 millones).

6.4.3.3 Inversión Financiera

Los créditos presupuestarios asignados para la Inversión Financiera ascienden a Bs. 382,2 millones, que representan el 0,5% del total del gasto de los entes, y donde la mayor relevancia la muestra el rubro Concesión de Préstamos (Bs. 378,0 millones), donde se refleja la participación del Ipsfa con Bs. 340,5 millones.

6.4.4 Aplicaciones Financieras

Las Aplicaciones Financieras alcanzarán la cifra de Bs. 9.883,3 millones, destacándose la disminución de cuentas y efectos por pagar con Bs. 5.358,0 millones donde el Banavih es el mayor exponente de este rubro (Bs. 4.264,1 millones); y la concesión de préstamos a particulares por Bs. 2.053,7 millones.

6.5 Clasificación Sectorial del Gasto de la República 2009

6.5.1 Comentarios Generales

Para el ejercicio fiscal 2009, la distribución sectorial institucional del gasto presupuestario continuará anclada en las orientaciones y estrategias del Proyecto Nacional Simón Bolívar, en su primer Plan Socialista del Desarrollo Económico y Social de la Nación para el período 2007-2013. El proceso socio-político y económico a lo largo de estos últimos años ha permitido el inicio y profundización de políticas en diversas áreas a los fines de brindar oportunidades para todos los venezolanos que conlleven a un amplio grado de bienestar y de desarrollo humano y la disminución progresiva de una amplia exclusión social. Se inicia un nuevo proceso de cambios en el devenir histórico del país, donde se coloca al ciudadano, al hombre, en el epicentro de las políticas del Estado fin último en la construcción del modelo de desarrollo del socialismo bolivariano, asentado sobre los principios e ideales del Libertador Simón Bolívar.

Este nuevo plan de desarrollo tiene como ejes fundamentales la implantación de un nuevo modelo moral y ético, a través del trabajo creador y productivo, centrado en el proceso educativo a todos los niveles, el desarrollo de una sociedad pluralista y tolerante, e involucrando al ciudadano en el desarrollo de sus comunidades; asimismo, el logro de la felicidad social a través de una estructura social cohesionada donde priven las relaciones sociales de producción socialistas, cumpliendo con los principios de inclusión, igualdad y equidad en democracia; con la participación activa de la sociedad organizada; todo ello matizado con un modelo de Estado, de justicia y equidad, con una democracia activa, en la cual la participación protagónica del ciudadano juega un rol decisivo en la nueva estructura de poder.

En este modelo de democracia social, participativa y protagónica se desarrollarán políticas que enfatizarán el poder popular a través del desarrollo de las organizaciones comunitarias locales, consejos comunales, redes socio productivas, cooperativas u otras formas de organización y participación comunitaria a fin de otorgarle a las comunidades organizadas y organizaciones sociales, como núcleos fundamentales de la nueva geometría del poder, lo cual se concreta en su inclusión en las leyes habilitantes de reciente aprobación.

Para el cumplimiento cabal del plan se continuará con la política económica expansiva de la demanda pública y privada de bienes y servicios, así como de una mayor cobertura del sector financiero público. Por ello el Gobierno Nacional impulsará fundamentalmente el desarrollo de una vigorosa economía social, que junto con los diversos tipos de propiedad, privada y social, se orienten a responder a las necesidades humanas primordialmente, de manera que en este modelo, diversificado y productivo, cohabiten las empresas de producción social como piezas claves, con las del Estado y las privadas. En tal sentido, en este modelo socialista productivo se busca dar el acento en el carácter endógeno de la economía; perfeccionar las cadenas productivas; desarrollo tecnológico interno para fortalecer el proceso de las manufacturas y los servicios; desarrollo integral del campo para potenciar la producción de alimentos; en fin, se orientará a superar el modelo monoexportador y productor de hidrocarburos, dirigiéndolo hacia el campo agroindustrial, la industria manufacturera y la industria pesada.

El propósito fundamental de la nueva geopolítica territorial está orientado a fortalecer el nuevo sistema económico productivo, diversificado e integrado, tanto funcional como espacialmente, que incluya formas de producción social, cooperativas, asociativas y solidarias que favorezcan nuevos patrones de asentamiento humano. Se proyecta conectar el eje norte costero, densamente poblado y colapsado, con el norte llanero, abundantes en espacios, recursos hídricos y poco poblados, articulados a los otros ejes desconcentrados como el Apure-Orinoco, Oriental y Occidental. A fin de lograr esta integración se plantean políticas para mejorar la infraestructura vial, telecomunicaciones, servicios de salud, construcción de viviendas, servicios públicos y sistemas masivos de transporte, entre otros.

En fin, el objetivo de la política sectorial en el próximo ejercicio fiscal estará construido sobre la base de las premisas del socialismo bolivariano del siglo XXI, en el cual la soberanía nacional, la inclusión social, la lucha contra la pobreza, la ética de servicio hacia el pueblo, la lucha contra la corrupción, la organización popular y la integración latinoamericana constituyan los cimientos donde se asiente definitivamente la nueva República.

A continuación se presentan las asignaciones presupuestarias según las áreas afines de manera que faciliten el estudio de la correspondencia que existe entre la estructura de los planes de desarrollo con la de presupuesto.

CLASIFICACIÓN SECTORIAL DEL GASTO PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolívares)

DENOMINACIÓN	RECURSOS ORDINARIOS	PROYECTOS POR ENDEUDAMIENTO	DEUDA PÚBLICA	OTRAS FUENTES	TOTAL
SECTORES SOCIALES	**76.897,5**	**396,8**		**86,1**	**77.380,4**
Educación	30.454,8			41,3	30.496,1
Vivienda, Desarrollo Urbano y Serv. Conexos	3.057,9	295,4			3.353,3
Salud	11.990,3			37,9	12.028,2
Desarrollo Social y Participación	7.122,0			6,9	7.128,9
Seguridad Social	21.255,0				21.255,0
Cultura y Comunicación Social	1.797,7	88,4			1.886,1
Ciencia y Tecnología	1.219,8	13,0			1.232,8
SECTORES PRODUCTIVOS	**8.374,0**	**3.957,3**			**12.331,3**
Agrícola	3.972,7	524,7			4.497,4
Transporte y Comunicaciones	3.156,7	1.153,6			4.310,3
Industria y Comercio	807,9				807,9

CLASIFICACIÓN SECTORIAL DEL GASTO PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolívares)

DENOMINACIÓN	RECURSOS ORDINARIOS	PROYECTOS POR ENDEUDAMIENTO	DEUDA PÚBLICA	OTRAS FUENTES	TOTAL
Energía, Minas y Petróleo	279,4	2.279,0			2.558,4
Turismo y Recreación	157,3				157,3
SERVICIOS GENERALES	**18.985,4**	**248.5**			**19.233,9**
Seguridad y Defensa	13.343,2	210,3			13.553,5
Dirección Superior del Estado	5.642,2	38,2			5.680,4
GASTOS NO CLASIFICADOS SECTORIALMENTE	**50.888,1**		**7.640,5**		**58.528,6**
Servicio de la Deuda Pública	7.896,3		7.640,5		15.536,8
Situado Constitucional	31.029,0				31.029,0
Transferencias al Exterior	27,2				27,2
Fondo Intergubernamental para la Descentralización	5.261,6				5.261,6
Subsidio de Capitalidad					
Ley de Asignaciones Económicas Especiales derivados de Minas e Hidrocarburos	4.920,2				4.920,2
Otras Transf. a Entidades	202,3				202,3
Rectificaciones al Presupuesto	1.551,5				1.551,5
TOTAL	**155.145,0**	**4.602,6**	**7.640,5**	**86,1**	**167.474,2**

6.5.2 Sectores Sociales

En este modelo de carácter humanista, se hará énfasis en la inversión social a fin de incrementar el bienestar de la población, especialmente la de menores recursos, dándole concreción a través de la asignación de mayores recursos para las políticas sociales. Para ello el Ejecutivo Nacional mantendrá como bandera las Misiones Sociales, con el objeto de favorecer la seguridad social, la salud, la educación, integración ciudadana y la justicia social.

Para el logro de estos objetivos se dirigen las estrategias a:

- Promover el Desarrollo social con equidad y justicia social haciendo énfasis en el carácter Humanista, autogestionaria, cuya razón de ser es el hombre, esta es una condición fundamental para promover una mejor calidad de vida a las clases más desposeídas, al originar sustanciales cambios en desarrollo social orientados a la reducción de la pobreza, discriminación y la exclusión social

- Desarrollar estrategias de participación social que permitan ser a los actores locales, los voceros de los colectivos, los que participen en el diseño y puesta en marcha de iniciativas para combatir la pobreza, superar la exclusión y la discriminación, impulsando la capacitación y el desarrollo de recursos humanos sensibilizados y comprometidos, con esta problemática que flagela a gran parte de la población

- Profundizar la atención integral de la salud, en forma oportuna y gratuita, a través de la expansión de los servicios, prevención y control de enfermedades, soberanía farmacéutica, prevención de hechos violentos y de consumo de drogas, asegurando tratamiento y rehabilitación a la población afectada

- Garantizar el acceso a una vivienda digna, dando prioridad a las familias de escasos recursos y sujetos de atención especial. En este sentido, se incrementarán los márgenes a financiar por crédito habitacional a través del Sistema Nacional de Vivienda y Hábitat, el desarrollo de urbanizaciones populares dotadas de servicios básicos y sociales, estimular activamente la autoconstrucción, mejora, rehabilitación y reubicación de viviendas

- Profundizar la educación bolivariana. Se incrementará la matricula escolar a toda la población, con énfasis en las excluidas. Se garantiza la permanencia y prosecución en el sistema. Adicionalmente, se hará énfasis en la educación ambiental, la identidad cultural y participación en la lucha para combatir ciertas endemias, como la malaria y el dengue. Se ampliará la infraestructura física y la dotación escolar y deportiva

- Garantizar una seguridad social, universal y solidaria a través del fomento de una cultura de seguridad social que responda a los principios constitucionales, especialmente los de solidaridad y corresponsabilidad

- Fomento de la participación organizada de los ciudadanos en la planificación de la producción y la socialización equitativa de los excedentes. En este sentido, se promoverá la participación activa de los consejos comunales en la planificación y control de los procesos económicos locales, en la consolidación de las redes socio productivas y experiencias autogestionarias.

Los recursos estimados para los sectores sociales para el año 2009 ascienden a Bs. 77.380,4 millones (11,0% del PIB), correspondiendo a ordinarios Bs. 76.897,5 millones (10,9% del PIB); por Proyecto por Endeudamiento Bs. 396,8 millones y Otras Fuentes de Financiamiento Bs. 86,1 millones.

SECTORES SOCIALES
PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolivares)

DENOMINACIÓN	MONTO	%
Educación	30.496,1	39,4
Seguridad Social	21.255,0	27,5
Salud	12.028,2	15,6
Desarrollo Social y Participación	7.128,9	9,2
Vivienda, Desarrollo Urbano y Servicios Conexos	3.353,3	4,3
Ciencia y Tecnología	1.232,8	1,6
Cultura y Comunicación Social	1.886,1	2,4
TOTAL	**77.380,4**	**100,0**

- **Educación**

Garantizar el derecho de acceso a la educación e información, establecido en la Constitución de la República Bolivariana de Venezuela (CRBV), es el objetivo para este ejercicio fiscal para lo cual establece la obligatoriedad y gratuidad de la educación como derecho humano, y especialmente aquel que tiene toda persona de una educación integral de calidad.

La educación es el eje rector de todo desarrollo y renovación social. Mediante el proceso educativo se transmiten los valores fundamentales y la preservación de la identidad cultural y ciudadana; es la base de la formación y preparación de los recursos humanos necesarios para el país.

En tal sentido, la política del Ministerio del Poder Popular para la Educación (MPPE), destinará la inversión hacia la concreción de estrategias que permitan profundizar la universalización de la educación bolivariana, consolidando, cada vez con mayor fortaleza, el nuevo Sistema Educativo Bolivariano, sistema flexible e integral concebido para la inclusión, para la igualdad de oportunidades y condiciones, para la formación humanista, para el rescate de nuestros valores y nuestras raíces, para fomentar la participación y la creatividad, la capacidad de análisis, el pensamiento crítico de todos los niños y niñas, adolescentes, jóvenes y adultos.

Al respecto, el Ministerio enrumba su política en las siguientes áreas estratégicas: extender la cobertura de la matrícula escolar a toda la población, en especial los más excluidos; se tiene como meta para el conjunto de niveles educativos atender de manera estimada a 7.000.000 de alumnos a un costo de Bs. 13.720,0 millones; mejorar la infraestructura educativa y deportiva; supervisión, actualización y formación del personal docente; en esta área se espera atender a 280.000 profesores; especial énfasis en la investigación del proceso educativo; en ésta área se incorporará las tecnologías de la información y comunicación; estadísticas educativas a fin de planificar, darle seguimiento y control a las actividades educativas en términos de medición real de cada área educativa; dotar e implementar de herramientas vinculadas a los procesos de aprendizaje que sirven de apoyo a la labor docente; y protección social y desarrollo integral; aquí se estima atender una población estudiantil con necesidades educativas especiales y/o discapacidades de 176.000 alumnos. Las necesidades de alimentación de la población estudiantil dentro del Programa de Alimentación Escolar (PAE) se estiman para 4.841.080 alumnos a un costo aproximado de Bs. 1.031,1 millones.

El marco que cubre el Sistema Educativo Bolivariano, incluye los niveles desde la educación maternal y preescolar, pasando por la educación primaria y secundaria bolivariana, esta última dividida en liceos, escuelas técnicas robinsonianas y zamoranas, hasta la educación especial e intercultural, incluidos aquí las misiones Robinson I y II y la Ribas, a fin de garantizar la calidad educativa y los incrementos permanentes de matrícula, especialmente de los sectores sociales más excluidos.

Por otra parte, se estima asignar una importante cantidad de recursos destinados al sector a través del Proyecto Social Especial y que será centralizado en el Ministerio del Poder Popular para Economía y Finanzas (Mppef).

La política destinada para la educación superior tendrá como objetivo mejorar la equidad en el acceso y desempeño para todos los aspirantes que califiquen al subsistema; fortalecimiento institucional del sistema de educación superior que articule todas las instituciones y sus instancias; y otorgar atención integral a todos los estudiantes

Por su parte, con las misiones educativas se constituyen políticas efectivas de inclusión, empoderamiento y participación comunal.

Así se tiene, la continuidad de la *Misión Sucre*, cuyo objeto es el ingreso al subsistema de aquellos bachilleres que están sin cupo desde el año 1990. Para el próximo ejercicio fiscal se municipalizará la educación a través de esta misión, así como los planes de dotación y mantenimiento de las aldeas universitarias, del Plan de Becas de la Misión Sucre, de la estructura administrativa y operativa de la Misión Sucre y del plan extraordinario Misión Sucre productiva.

De igual forma, se continuará el fortalecimiento de la *Misión Alma Mater* como respuesta a las necesidades educativas del país y sobre todo, educar en valores socialistas; se procurará espacios físicos acordes a la institución a crear, así como su dotación y mantenimiento; en el presente ejercicio fiscal se estima transformar 29 institutos universitarios en universidades politécnicas y la creación de 10 nuevas universidades.

Se fortalecerá el programa internacional de Medicina Integral Comunitaria y de la Fundación "Alejandro Próspero Reverend", mediante la formación de médicos integrales comunitarios, con el propósito de garantizar el derecho a la salud, no solo de venezolanos sino de incorporar solidariamente a los excluidos de América Latina y el Caribe.

En relación a la atención médica integral (hospitalización, cirugía y maternidad), la misma se ejecutará a través del Fames, así como el desarrollo e integración de todos los servicios estudiantiles bajo la figura de la cogestión.

El proyecto de fortalecimiento y ampliación del financiamiento del crédito educativo, se hará a través de diversas modalidades, incorporando a nuevos estudiantes y utilizando a Fundayacucho como institución de intermediación financiera, a fin de capacitar el talento humano de excelencia en áreas técnicas y científicas necesarias para el desarrollo del país.

Asimismo, se asigna una importante cantidad de recursos para destinarlos al sector a través del Proyecto Social Especial y que serán centralizados en el Ministerio del Poder Popular para Economía y Finanzas (Mppef).

Los créditos asignados a este sector ascenderán a Bs. 30.496,1 millones, los cuales se incrementarán por los aportes a Estados y Municipios. Según la fuente de financiamiento corresponden a ordinarios Bs. 30.454,8 millones (4,3% del PIB); y por Otras Fuentes Bs. 41,3 millones. Los recursos asignados a este sector serán distribuidos de la forma siguiente:

APORTES POR INSTITUCIONES AL SECTOR EDUCACIÓN
PROYECTO DE LEY DE PRESUPUESTO 2009
(Millones de Bolívares)

DENOMINACIÓN	MONTO	%
Ministerio del Poder Popular para la Educación	18.338,8	60,1
Ministerio del Poder Popular para la Educación Superior	11.079,7	36,4
Ministerio del Poder Popular para las Telecomunicaciones e Informática	495,0	1,6
Ministerio del Poder Popular para Economía y Finanzas	408,0	1,3
Ministerio del Poder Popular para la Economía Comunal	120,0	0,4
Ministerio del Poder Popular para la Planificación y Desarrollo	24,4	0,1

APORTES POR INSTITUCIONES AL SECTOR EDUCACIÓN PROYECTO DE LEY DE PRESUPUESTO 2009 (Millones de Bolívares)		
Ministerio del Poder Popular para la Infraestructura	19,8	0,1
Contraloría General de la República	0,5	0,0
Otros Ministerios	9,9	0,0
TOTAL	**30.496,1**	**100,0**

- ## Vivienda, Desarrollo Urbano y Servicios Conexos

Los lineamientos del Proyecto Nacional "Simón Bolívar", establecen bases firmes para la transición hacia una nueva organización socio-territorial coherente con el Socialismo del Siglo XXI, por tanto, las grandes inversiones en materia habitacional estarán articuladas en la estrategia de estructuración de la geopolítica nacional y desconcentración territorial el cual proyecta la conexión del Eje Norte Costero, densamente poblado, con el eje Norte Llanero, totalmente deshabitado, principal eje de integración y desarrollo sobre los que progresivamente se articularan los demás ejes, el oriental y el occidental.

A través del Ministerio del Poder Popular para la Vivienda y Hábitat (Mppvh), se formulará, controlará y dará el financiamiento para las políticas de vivienda, haciendo énfasis en la construcción de estos complejos habitacionales en que su expansión sea hacia las zonas más deshabitadas del país. Para estos centros poblados se incluyen la infraestructura apropiada, tanto hospitalaria como educacional, así como servicios básicos, que fortalezcan la convivencia bajo premisas de relación comunitaria, lo que facilita la permanencia del campesino y pequeño productor en su sitio, de cultivo o cría, disminuyendo la concentración en los ejes urbanos poblados. Para atender la ejecución y financiamiento de todos los planes, programas y proyectos, obras y acciones requeridas en el ámbito de la vivienda y el hábitat, el Ministerio a través del Banavih, impulsará el proyecto *"Fondo de Aportes al Sector Público (FASP)"*.

Un proyecto que se destaca es la *Misión Villanueva*, orientada a atacar la crisis habitacional en Venezuela con una dimensión mayor a las determinadas en las misiones vivienda y hábitat, dirigida al reordenamiento territorial, financiero y de responsabilidades en los procesos de ejecución de obras y proyectos habitacionales.

Igualmente, se encuentra la *Fundación Misión Hábitat* destinada a mejoras y planes de vivienda enfocadas en dos líneas estratégicas: transformación integral de centros urbanos y rehabilitación de urbanizaciones populares; y desarrollo de nuevas ciudades, todo este esfuerzo destinado a dotar a las personas de una vivienda adecuada, segura, cómoda, higiénica, con servicios básicos esenciales que incluyan un hábitat que humanice las relaciones familiares, vecinales y comunitarias.

Cabe resaltar, que con la aprobación en el marco de la ley Habilitante de la *Ley del Régimen Prestacional de Vivienda y Hábitat,* se garantizará el derecho a las personas, dentro del territorio nacional, a acceder a las políticas, planes, programas, proyectos y acciones que el Ejecutivo Nacional desarrolle en materia de vivienda y hábitat, dando prioridad a las familias de escasos recursos y otros sujetos de atención especial que responderá a la problemática social, habitacional, recreacional, de servicios y mejoramiento del hábitat.

Un significativo aporte de esta ley es el que establece que los créditos hipotecarios para viviendas principales podrán ser concedidos hasta por el cien por ciento (100%) del valor del inmueble, lo cual incrementa el margen a financiar que anteriormente era del setenta por ciento (70%).

Por su parte, en la política presupuestaria en el año 2009 del Ministerio del Poder Popular para el Ambiente (MPPA), le corresponde continuar con el mejoramiento, aprovechamiento del sector ambiental y concientización acerca del desarrollo sostenible mediante proyectos a ejecutar, entre los que destacan: Modernización y Rehabilitación del Sector Agua Potable y Saneamiento Ambiental; Programa de Agua Potable y Saneamiento en Zonas Urbanas y Rurales; Programa de Saneamiento Ambiental de Aguas y Cloacas; Obras de Regulación y Trasvase; Control de inundaciones y mantenimiento de obras hidráulicas a nivel nacional; manejo sustentable de recursos naturales para el mejoramiento y conservación de las cuencas hidrográficas; y el Proyecto Nacional de Gestión y Conservación Ambiental.

Igualmente, se destaca la *Misión Árbol* orientada a la participación protagónica de la comunidad en la construcción de un nuevo modelo de desarrollo que se fundamente en la recuperación, conservación y uso sustentable de los bosques para el mejoramiento de su calidad de vida. Generar en la población venezolana una conciencia ambiental sobre la importancia de los bosques, el equilibrio ecológico y la recuperación de espacios degradados como consecuencia del modelo de desarrollo predominante, particularmente en quienes habitan áreas rurales, con el objetivo de promover una nueva ética ambientalista y mejorar su calidad de vida.

Es importante destacar que, a través de la Ley de Endeudamiento 2009 se dará financiamiento entre otros a los siguientes Proyectos: Obras de Regulación y Trasvase, Desarrollo Agrícola del Valle de Quibor y Conservación de la Cuenca del Río Yacambú Bs. 480,2 millones, Modernización y Rehabilitación del Sector Agua Potable y Saneamiento Bs. 167,5 millones, Agua Potable y Saneamiento en Zonas Urbanas y Rurales Bs. 40,6 millones, Abastecimiento de Agua Potable y Saneamiento de la Península de la Guajira Bs. 22,2 millones, Proyecto Nacional de Gestión y Conservación Ambiental Bs. 25,2 millones, Atención Acueductos Rurales y Poblaciones Menores Bs. 19,5 millones , entre otros.

Los recursos destinados a este sector ascienden a Bs. 3.353,3 millones, los cuales se incrementarán por los aportes que realizarán los Estados y Municipios. Según la fuente de financiamiento corresponden a ordinarios Bs. 3.057,9 millones (0,4% del PIB) y Proyectos por Endeudamiento Bs. 295,4 millones

APORTES POR INSTITUCIONES AL SECTOR VIVIENDA DESARROLLO URBANO Y SERVICIOS CONEXOS

PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolívares)

DENOMINACIÓN	MONTO	%
Ministerio del Poder Popular para la Vivienda y Hábitat	2.293,3	68,3
Ministerio del Poder Popular para el Ambiente	833,0	24,9
Ministerio del Poder Popular para la Participación y Protección Social	226,9	6,8
Otros Ministerios	0,1	0,0
TOTAL	**3.353,3**	**100,0**

• Salud

La salud constituye, en el marco de la Constitución de la República Bolivariana de Venezuela (CRBV), un derecho social fundamental y el Estado el rector en la construcción del Sistema Público Nacional de Salud, descentralizado y participativo. En este sentido, la política en salud para el ejercicio fiscal 2009, estará destinada a profundizar la atención integral en forma oportuna y gratuita, a través de programas y control de enfermedades, asistencia materna infantil, atención y prevención en el consumo de drogas y a garantizar la soberanía farmacéutica.

Dichas políticas serán desarrolladas a través de:

- Atención a la formación de profesionales del nivel primario y de especialidades, así como a la rehabilitación de hospitales y centros de diagnóstico; para lo cual se tiene previsto continuar con la estrategia de los Consultorios Populares, los Centros de Diagnóstico Integral (CDI), las Salas de Rehabilitación Integral (SRI) y los Centros de Alta Tecnología (CAT).

- Fortalecer la prevención y control social para enfermedades, tales como la tuberculosis, de transmisión sexual, por insectos y reservorios; asimismo, aquellas enfermedades que sean controlables a través de vacunas; control social y legal hacia aquellas derivadas del tabaquismo; promoción de la salud bucal y ampliación de la misión sonrisa. Reducir la tasa de mortalidad materna-neonatal y post-neonatal en niños de uno a cinco años

- Fortalecer y optimizar la investigación sobre uso y abuso de sustancias estupefacientes y psicotrópicas; acciones educativas sobre la prevención en cuanto al consumo de drogas; consolidación de todos los centros que prestan asistencia ambulatoria para esta población y asegurar el tratamiento y la rehabilitación de la población afectada.

- Investigación para la fabricación de medicamentos esenciales, insumos y material médico; plantas para la producción de medicamentos antiretrovirales, antineoplásticos y de hemoderivados sanguíneos; igualmente, incrementar la capacidad de almacenamiento de medicamentos esenciales e insumos médicos; así como capacidad para dispensarlos a toda la población

Conviene destacar, la *Misión Dr. José Gregorio Hernández,* con el objetivo de emprender una labor sumamente humana: en primer lugar ofrecer atención médica, caso por caso, a personas con discapacidad, la misión considera la discapacidad física - motora, intelectual, visual o auditiva, ya sean adquiridas o heredadas. Esto permite diseñar mas y mejores políticas públicas para atender a esas miles de personas desprotegidas socialmente, llevando atención primaria a todas las personas que padezcan algún tipo de discapacidad. Para ello los médicos y especialistas hacen un estudio para determinar las causas de sus problemáticas, en caso de causas genéticas y/o hereditarias se aplican programas preventivos. En segunda instancia, ponen en marcha estrategias de atención, tanto para el afectado como para su familia y entorno social.

Para el año 2009, se dará inicio en los hospitales, a la ejecución de trasplantes cardíacos y de páncreas. Se reactivará el programa de trasplantes cardíacos, en el Hospital Clínico Universitario y el Hospital Cardiológico Infantil Latinoamericano "Gilberto Rodríguez Ochoa" en la parte pediátrica.

Dentro del conjunto de *proyectos* a ejecutar por el Ministerio del Poder Popular para la Salud (MPPS), destacan: la cobertura y control de enfermedades prevenibles por vacunas para la población; la optimización de la atención a través de la red asistencial del sistema público nacional de salud; transferencias para financiar proyectos de salud en los distintos centros a nivel nacional (estados descentralizados en materia de salud) que se estiman en Bs. 3.336,9 millones, entre otros

Los recursos destinados a este sector ascienden a Bs. 12.028,2 millones, los cuales se incrementarán por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento corresponden a ordinarios Bs. 11.990,3 millones, (1,7 % del PIB) y por Otras Fuentes Bs. 37,9 millones

Asimismo, se otorgan recursos a través del Programa Social Especial, los cuales serán centralizados en el Ministerio del Poder Popular para Economía y Finanzas (Mppef).

Con el propósito de ser ejecutados en el ejercicio fiscal 2009, se asignan los aportes que se especifican a continuación, para los organismos ejecutores de las políticas de Salud:

APORTES POR INSTITUCIONES AL SECTOR SALUD
PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolívares)

DENOMINACIÓN	MONTO	%
Ministerio del Poder Popular para la Salud	8.451,9	70,3
Ministerio del Poder Popular para la Educación	1.781,5	14,8
Ministerio del Poder Popular para Economía y Finanzas	468,8	3,9
Tribunal Supremo de Justicia	287,1	2,4
Ministerio del Poder Popular para Relaciones Interiores y Justicia	207,9	1,7
Ministerio del Poder Popular para la Infraestructura	172,4	1,5
Ministerio del Poder Popular para la Agricultura y Tierras	100,5	0,8
Ministerio Público	74,3	0,6
Ministerio del Poder Popular para el Ambiente	69,6	0,6
Ministerio del Poder Popular para Educación Superior	62,7	0,5
Ministerios del Poder Popular para Relaciones Exteriores	54,1	0,5
Vicepresidencia de la República	50,0	0,4
Asamblea Nacional	49,3	0,4
Ministerio del Poder Popular para la Defensa	36,4	0,3
Ministerio del Poder Popular para el Trabajo y Seguridad Social	23,8	0,2
Ministerio del Poder Popular para Vivienda y Hábitat	24,6	0,2
Ministerio del Poder Popular para Economía Comunal	19,0	0,2
Ministerio del Poder Popular para Participación y Protección Social	16,0	0,1
Consejo Nacional Electoral	14,6	0,1
Ministerio del Poder Popular para el Despacho de la Presidencia	14,2	0,1
Contraloría General de la República	1,2	0,0
Otros Ministerios	48,3	0,4
TOTAL	**12.028,2**	**100,0**

- **Desarrollo Social y Participación**

Este sector tendrá un gran impacto en los proyectos que el ejecutivo nacional diseña, dentro del Proyecto Nacional Simón Bolívar, ya que incorpora múltiples mecanismos, en el ámbito de lo político, social y económico, a fin de que los ciudadanos tengan un rol importante en la construcción de la democracia protagónica, ejerzan vigilancia y control de la gestión pública y desarrollen valores éticos de justicia, equidad de género y solidaridad humana.

Para el ejercicio fiscal 2009, el Ejecutivo Nacional hará énfasis en la Inversión social, como una estrategia para fortalecer y sustentar las políticas sociales, universales, diferenciadas e integradas, incorporando a los ciudadanos en situación de máxima exclusión social. Para alcanzar este propósito se plantea incrementar el acceso a los Programas y Misiones Sociales, y elevar el apoyo del conjunto de bienes y servicios básicos requeridos para el bienestar individual y colectivo de las clases mas desposeídas; así como la implantación de sistemas de intercambios de bienes y servicios justos, equitativos y solidarios, minimizando la brecha existente entre el trabajo físico y el trabajo intelectual y reafirma la condición humanista del proceso revolucionario.

Para ello, se aprobó en el marco de la Ley Habilitante, la Ley para el Fomento y Desarrollo de la Economía Popular, con el que se crean las modalidades y las distintas clases de asociativas que impulsarán el control y próspero desenvolvimiento de las actividades de la economía popular. Se contemplan los principios, normas y procedimientos que regirán el modelo socioproductivo comunitario, sobre la base de los proyectos impulsados por las propias comunidades organizadas, en cualquiera de sus formas y el intercambio de saberes, bienes y servicios para la reinversión social del excedente, dirigidos a satisfacer las necesidades sociales de las comunidades, lo cual conllevará a un crecimiento con equidad y justicia social concebido de manera integral y coherente, orientado hacia el autodesarrollo de las personas, de las comunidades y sus organizaciones.

Entre las acciones de política a desarrollar tenemos:

- Fortalecer las políticas públicas y profundizar las acciones dirigidas a incidir de manera directa en las causas determinantes de pobreza, exclusión social que atentan contra la consolidación de la democracia y contribuyen a la inestabilidad de la región

- Promover el Desarrollo social con equidad y justicia social haciendo énfasis en el carácter humanista, autogestionario, cuya razón de ser es el hombre, esta es una condición fundamental para promover una mejor calidad de vida a las clases más desposeídas, al originar sustanciales cambios en el desarrollo social orientados a la reducción de la pobreza, discriminación y la exclusión social

- Desarrollar estrategias de participación social que permitan ser a los actores locales, los voceros de los colectivos, los que participen en el diseño y puesta en marcha de iniciativas para combatir la pobreza, superar la exclusión y la discriminación, impulsando la capacitación y el desarrollo de recursos humanos sensibilizados y comprometidos, con esta problemática que flagela a gran parte de la población

- Las comunidades socio productivas organizadas (Brigadas de Producción, Distribución y Consumo) podrán crear su propia moneda comunal para realizar el intercambio comercial de bienes y servicios mediante el trueque, que solo tendrá valor dentro del ámbito territorial de su localidad, por los grupos de intercambio solidarios, coadyuvando a mejorar la calidad de vida de la localidad a través de los intercambios de productos y servicios

- Se promoverá el intercambio (solidario) comunal de manera voluntaria en su propia localidad entre las personas que producen, distribuyen y consumen bienes y servicios; este intercambio funcionará como un instrumento de trabajo para impulsar el comercio entre comunidades que no cuentan con dinero de curso legal

- Se reafirmará la labor de la Misión Negra Hipólita cuyo objeto es coordinar, promover y asesorar todo lo relativo a la atención integral de todos los niños, niñas, adolescentes y adultos en situación de calle, adolescentes embarazadas, personas con discapacidad y adultos mayores en situación de pobreza extrema y estado de abandono. En este sentido, ejecutará los Proyectos: Red Articuladora Contra la Miseria, Protección y Atención Integral para Niños y Adolescentes en Situación de Riesgo Social y Socio Educativo para Adolescentes en Conflicto con la Ley Penal

- Se continuará con la Misión Che Guevara, a fin de facilitar las herramientas para encausar a la población en la participación de labores productivas, de desarrollo endógeno; el objetivo trazado es ir transformando la estructura social y productiva de la nación, para ir en la búsqueda de un modelo económico socialista y bolivariano, soberano, competitivo, profundamente enraizado en lo venezolano y sostenible en el tiempo, que garanticen y promuevan la nueva ciudadanía y el fin de la exclusión

- A través de la Misión Madres del Barrio, se busca consolidar la incorporación de las mujeres que desempeñan trabajos del hogar, que tienen personas bajo su dependencia (hijos, padres u otros familiares), y cuya familia no perciba ingresos de ningún tipo o estos sean inferiores al costo de la canasta alimentaría

- Todo el esfuerzo de construcción de un nuevo modelo económico y ético, en el cual las comunidades organizadas tengan un rol protagónico, debe tener como substrato el desarrollo de una contraloría social a nivel nacional, para que las comunidades se conviertan en vigilantes reales de la gestión pública en sus distintos niveles; así se garantiza la idoneidad de la acción del Estado en el sentido de que los proyectos sean dirigidos al mejoramiento de los niveles de vida de las comunidades

- Se incentivará la práctica deportiva, tanto aquella que está vinculada al poder comunal, a través de las comunidades organizadas, como aquella formativa en la población infantil, a fin del desarrollo de estrategias con proyección de atletas para la alta competencia, incluye asistencia socio integral para estos atletas. En este sentido, la estrategia es masificar la actividad deportiva a fin de expandir y consolidar el sistema deportivo nacional en todas sus expresiones: organizacionales, gerenciales, técnicas y financieras, mejoramiento de la infraestructura y modernización de los equipos, uso de innovaciones tecnológicas y de la medicina aplicada al deporte.

El Ministerio del Poder Popular para la Participación y Protección Social (Mpppps), tiene como propósito fortalecer el poder ciudadano y crear oportunidades para superar la pobreza, a través del apoyo a la economía social; la promoción del desarrollo humano integral de toda la población con énfasis en acciones dirigidas a la población excluida, y la disminución de las desigualdades sociales, haciendo énfasis en la atención integral a grupos vulnerables conformados por niños y niñas, madres y adolescentes, personas con necesidades especiales y población indígena.

Los recursos destinados a éste sector ascienden a Bs. 7.128,9 millones, los cuales se incrementarán por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento corresponden a ordinarios Bs. 7.122,0 millones (1,0% del PIB); y por Otras Fuentes Bs. 6,9 millones.

A continuación se presentan los aportes más relevantes del sector:

APORTES POR INSTITUCIONES AL SECTOR DESARROLLO SOCIAL Y PARTICIPACIÓN
PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolívares)

DENOMINACIÓN	MONTO	PORCENTAJE
Ministerio del Poder Popular para la Participación y Protección Social	1.891,6	26,5
Ministerio del Poder Popular para Economía y Finanzas	1.059,2	14,9
Ministerio del Poder Popular para el Deporte	686,2	9,6
Ministerio del Poder Popular para la Educación	685,6	9,6
Ministerio del Poder Popular para la Alimentación	584,7	8,2
Ministerio del Poder Popular para el Trabajo y Seguridad Social	496,3	7,0
Ministerio del Poder Popular para la Economía Comunal	371,0	5,2
Ministerio del Poder Popular para la Defensa	348,5	4,9
Ministerio del Poder Popular para los Pueblos Indígenas	153,0	2,1
Ministerio del Poder Popular para la Infraestructura	112,1	1,6
Ministerio del Poder Popular para la Salud	80,7	1,1
Ministerio del Poder Popular para la Agricultura y Tierras	68,7	1,0
Ministerio del Poder Popular para Vivienda y Hábitat	61,5	0,9
Ministerio del Poder Popular para Relaciones Exteriores	58,5	0,8
Ministerio del Poder Popular para el Ambiente	57,1	0,8
Tribunal Supremo de Justicia	50,7	0,7
Consejo Nacional Electoral	46,0	0,6
Ministerio del Poder Popular para Ciencia y Tecnología	45,4	0,6
Asamblea Nacional	41,9	0,6
Ministerio del Poder Popular para Industrias Básicas y Minería	37,5	0,5
Ministerio del Poder Popular para Relaciones Interiores y Justicia	35,6	0,5
Ministerio del Poder Popular del Despacho de la Presidencia	35,0	0,5
Ministerio del Poder Popular para la Educación Superior	27,6	0,4
Ministerio del Poder Popular para Industrias Ligeras y Comercio	21,8	0,3

APORTES POR INSTITUCIONES AL SECTOR DESARROLLO SOCIAL Y PARTICIPACIÓN PROYECTO DE LEY DE PRESUPUESTO AÑO 2009 (Millones de Bolívares)		
DENOMINACIÓN	**MONTO**	**PORCENTAJE**
Ministerio del Poder Popular para Telecomunicaciones y la Informática	13,0	0,2
Ministerio Público	12,9	0,2
Otros Ministerios	46,8	0,7
TOTAL	**7.128,9**	**100,0**

- ## Seguridad Social

La seguridad social como lo establece la Constitución de la República Bolivariana de Venezuela (CRBV), es un servicio público de carácter universalista e integralista, no lucrativo; un derecho humano fundamental e irrenunciable que el Estado proporciona a sus miembros independientemente de su capacidad contributiva, condición social, actividad laboral, de aplicación universal y cobertura total.

Mediante la reforma a la Ley de Reforma Parcial de la Ley Orgánica del Sistema de Seguridad Social se denota el esfuerzo del Ejecutivo Nacional por garantizar con efectividad la Seguridad Social a todos los ciudadanos en condiciones de equidad, desde antes del nacimiento hasta después de la muerte, está es una protección no solo para los trabajadores dependientes e independientes, sino para todas las personas que habiten legalmente en el país; el Sistema de Seguridad Social contiene los Sistemas de Previsión, los Regímenes Prestacionales y un Sistema de Vivienda y Hábitat.

Con la Reforma parcial de dicha ley se busca crear conciencia a las empleadoras y a los empleadores de la necesidad de cumplir oportunamente con las obligaciones que se establecen en Ley, fomentando una cultura de Seguridad Social que responda a los principios constitucionales, especialmente, los de solidaridad y corresponsabilidad. No se introducen nuevas obligaciones, sino que se limita a normar los mecanismos para que el Instituto Venezolano de los Seguros Sociales (IVSS) pueda exigir el cabal cumplimiento de las obligaciones previstas por la Ley, disponiendo de medidas eficaces que lleven a las empleadoras y a los empleadores a la convicción de la necesidad de cumplir con sus obligaciones ante la posibilidad de ser sancionados. De este modo, aumentará significativamente la recaudación de las cotizaciones, lo que proporcionará al IVSS mayores recursos económicos, que podrán ser destinados a la Seguridad Social de las ciudadanas y de los ciudadanos.

Los recursos asignados presupuestariamente serán destinados básicamente al pago de pensiones y jubilaciones, asistencia social-económica al personal pensionado y jubilado, aportes patronales al IVSS para obreros y empleados, al Instituto de Previsión Social de las Fuerzas Armadas Nacionales (Ipsfa), al Servicio Autónomo Fondo de Prestaciones Sociales, Ipasme, entre otros.

Las acciones se orientarán hacia: incrementar los niveles de cobertura y calidad de los servicios; profundizar en el mejoramiento de las condiciones de salud y de seguridad en los centros de trabajo; así como de organización, vigilancia y control de las condiciones de salud y seguridad en estos centros; y articulación entre los sistemas de seguridad social y la inspección laboral.

Asimismo, la incorporación de los beneficios de las convenciones colectivas a la seguridad social de jubilados y pensionados, tales como: salud, vivienda, educación, recreación, turismo, cultura y deportes.

En relación al IVSS, los recursos estimados ascienden a Bs. 11.637,5 millones, con los cuales se llevarán a cabo los siguientes proyectos.

La Modernización del Sistema de Afiliación, Recaudación y Fiscalización para el acceso a la Seguridad Social de los ciudadanos (as), le será asignado presupuestariamente Bs. 9.234,3 millones, a fin de insertar a todos los venezolanos, sin excepción, dentro del nuevo esquema social de no exclusión, a través de sistemas administrativos eficaces y procedimientos oportunos que otorguen reducción y solución para la optimización del Sistema de Seguridad Social, lo cual coadyuva al mejoramiento de la calidad de vida de la población. Asimismo, se incluyen los incrementos otorgados por el Ejecutivo Nacional durante el año 2008, así como para financiar el plan de incentivo al empleo, y el crecimiento vegetativo del organismo.

Para el ejercicio fiscal 2009 se prevé la inclusión de 156.000 ciudadanos (as) al Sistema de Pensiones por las diferentes contingencias (vejez, incapacidad, invalidez, sobrevivencia y convenios bilaterales) para alcanzar una cifra estimada de 1.470.814 pensionados.

Adicionalmente, se prevé continuar con el programa de Protección a los Ciudadanos más vulnerables de la población y que se encontraban en estado de exclusión de las políticas sociales y del sistema de seguridad social, y para el logro de este propósito el Programa dirigidos al Adulto Mayor y Amas de Casa se elevará a un total de 150.000 beneficiarios, y una asignación de Bs. 770,3 millones.

Otro de los programas que impulsará el IVSS es aquel relacionado con el fortalecimiento del Servicio de Asistencia Médica Integral, dándole prioridad a la atención médica integral a los pacientes de sus Ambulatorios y Hospitales; igual énfasis se hace en la formación de profesionales requeridos en los diferentes centros asistenciales, especialmente en las áreas de Fisioterapia y Terapia Ocupacional formados en el Colegio Universitario May Hamilton, para lo cual se estima un monto de Bs. 496,6 millones.

Se incrementará el programa relacionado con el Sistema de Asistencia Médica Integral con la finalidad de entregar los medicamentos a pacientes con patologías de alto costo de manera oportuna y eficaz.

En cuanto al profesional del área educativa se refiere, se estiman recursos al Ipasme por Bs. 712,1 millones, a fin de optimizar la prestación de los diferentes servicios que brinda a sus afiliados, siendo éstos: atención médico-odontológica directa e indirecta a pacientes; para conceder créditos personales e hipotecarios; servicios recreativos en instalaciones turísticas, excursiones y eventos culturales y deportivos para personas.

Por su parte, al Ipsfa se le asignan recursos por Bs. 1.193,1 millones, para atender los beneficios socioeconómicos previstos en la Ley de Seguridad Social de la Fuerza Armada Nacional, para el suministro de medicinas y productos farmacéuticos a familiares inmediatos y mediatos de los afiliados, y para la adquisición de equipos médicos quirúrgicos y odontológicos.

Los recursos destinados a este sector ascienden a Bs. 21.255,0 millones, los cuales se incrementarán por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento sólo corresponden a ordinarios Bs. 21.255,0 millones, (3,0% del PIB). A continuación se presentan los aportes más importantes del sector:

APORTES POR INSTITUCIONES AL SECTOR SEGURIDAD SOCIAL
PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolívares)

DENOMINACIÓN	MONTO	PORCENTAJE
Ministerio del Poder Popular para el Trabajo y Seguridad Social	11.671,3	54,9
Ministerio del Poder Popular para la Educación	4.038,9	19,0
Ministerio del Poder Popular para la Defensa	1.473,2	6,9
Ministerio del Poder Popular para Economía y Finanzas	770,5	3,6
Ministerio del Poder Popular para la Salud	744,9	3,5
Tribunal Supremo de Justicia	659,9	3,1
Ministerio del Poder Popular para la Infraestructura	348,1	1,6
Ministerio Público	235,5	1,1
Consejo Nacional Electoral	178,4	0,8
Ministerio del Poder Popular para la Agricultura y Tierras	164,4	0,8
Ministerio del Poder Popular para Relaciones Interiores y Justicia	153,5	0,7
Asamblea Nacional	118,5	0,6
Ministerio del Poder Popular para el Ambiente	117,1	0,6
Ministerio del Poder Popular para la Participación y Protección Social	101,2	0,5
Ministerio del Poder Popular para Relaciones Exteriores	95,8	0,5
Ministerio del Poder Popular para Vivienda y Hábitat	87,4	0,4
Contraloría General de la República	72,2	0,3
Ministerio del Poder Popular para las Industrias Ligeras y Comercio	41,1	0,2
Ministerio del Poder Popular del Despacho de la Presidencia	36,4	0,2
Ministerio del Poder Popular para la Energía y Petróleo	32,1	0,2
Ministerio del Poder Popular para la Educación Superior	22,0	0,1
Ministerio del Poder Popular para la Cultura	16,7	0,1
Ministerio del Poder Popular para la Planificación y Desarrollo	8,4	0,0
Otros Ministerios	67,4	0,3
TOTAL	**21.255,0**	**100,0**

- ## Cultura y Comunicación Social

El objetivo principal del Ministerio del Poder Popular para la Cultura (MPPC), es estimular la creatividad y las artes en todo el territorio nacional; adicionalmente, planificar, diseñar, construir, dotar y articular la infraestructura físico-espacial demandada por el sector, conjuntamente con entes nacionales, regionales y municipales; asimismo, evaluar la gestión de los entes culturales descentralizados.

Para el desarrollo y éxito de éstos objetivos, el mismo cuenta con algunos organismos, entre los cuales destacan: Fundación Museos Nacionales, Instituto Autónomo Biblioteca Nacional y de Servicios de Biblioteca, Fundación Biblioteca Ayacucho, Fundación Casa Nacional de las Letras Andrés Bello, Fundación Casa del Artista, Centro Nacional Autónomo de Cinematografía y el Centro Nacional del Libro, entre otros.

A objeto de refundar la institucionalidad cultural dicho Ministerio continuará con la plataforma cultural comunitaria que tiene como propósito el apoyo a los creadores y la incorporación de las comunidades en las actividades culturales, se encuentra conformada por la *Misión Cultura* y la *red de bibliotecas*, la plataforma constituye un elemento fundamental en el desarrollo de los Consejos Comunales y del sistema universitario que se está creando en el país.

La Misión Cultura continúa en carrera ascendente, a objeto de potenciar la sinergia institucional para incentivar la participación comunitaria, garantizar el acceso masivo a la cultura, proporcionar la divulgación y creación de las manifestaciones culturales de los sectores populares y comunitarios, estableciendo la construcción participativa de los patrones de valoración de lo cultural.

Por otra parte, a través del Ministerio del Poder Popular para la Comunicación y la Información (Mppci), responsable de la formulación, dirección, ejecución, supervisión, y evaluación de la política comunicacional integral pública, se hará énfasis en los proyectos de apoyo a la televisión de servicio público de contenido libre y la dotación e instalación de equipos necesarios para el funcionamiento de emisoras de radio y televisión comunitarias.

Los recursos asignados a este sector ascienden a Bs. 1.886,1 millones, incluye los recursos por Proyectos por Endeudamiento 2009 para el Programa de Apoyo al Centro de Acción Social por la Música Fase II por Bs. 88,4 millones. Adicionalmente, se incrementarán por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento corresponden a ordinarios Bs. 1.797,7 millones (0,3% del PIB) y Proyectos por Endeudamiento Bs. 88,4 millones.

Los organismos que participan en el citado sector se relacionan a continuación:

APORTES POR INSTITUCIONES AL SECTOR CULTURA Y COMUNICACIÓN SOCIAL
PROYECTO DE LEY DE PRESUPUESTO 2009
(Millones de Bolívares)

DENOMINACIÓN	MONTO	PORCENTAJE
Ministerio del Poder Popular para la Cultura	911,6	48,3
Ministerio del Poder Popular para la Participación y Protección Social	500,3	26,5
Ministerio del Poder Popular para la Comunicación e Información	339,5	18,0
Ministerio del Poder Popular para la Educación	46,8	2,5
Ministerio del Poder Popular para las Telecomunicaciones e Informática	30,5	1,6
Asamblea Nacional	27,6	1,5
Ministerio del Poder Popular para Economía y Finanzas	22,7	1,2
Otros Ministerios	7,1	0,4
TOTAL	**1.886,1**	**100,0**

- **Ciencia y Tecnología**

Para el ejercicio fiscal 2009 se dará impulso al sistema de las telecomunicaciones, como una variante del desarrollo de la ciencia y la tecnología, con el objeto de convertirla en una herramienta de socialización y divulgación del conocimiento, a fin de que el pueblo tenga una participación protagónica de su propio desarrollo y democratizar el acceso al conocimiento a todos los niveles sociales.

Las acciones estarán dirigidas a:

- Puesta en marcha del satélite artificial "Simón Bolívar" el cual permitirá allanar el camino hacia la eliminación de las fronteras comunicacionales entre los pueblos de América, será utilizado para interconectar y mejorar las comunicaciones y aplicaciones como la tele-educación y tele-medicina, sobre todo para aquellas regiones más apartadas del país; además prestará servicio para radio, televisión, datos, internet de alta velocidad y para futuras transmisiones de televisión digital.

- Incrementar la producción nacional de ciencia, tecnología e innovación a fin de cubrir necesidades en los sectores agroalimentario, manufacturero, industria petrolera, gasífera, minera y forestal, tecnologías de la información y comunicación, salud pública, seguridad y defensa, desarrollo endógeno sustentable, entre otros.

- Reestructurar el sistema nacional de ciencia, tecnología e innovación, a fin de potenciar la docencia, el estudio e investigación.

- Divulgar masivamente la cultura científica y el apoyo institucional con plataformas tecnológicas para acceder al ciudadano común, a través de museos, infocentros y bibliotecas.

- Conformación de una nueva cultura científica transdisciplinaria que promueva las relaciones de integración social con las capacidades creativas e innovativas de las comunidades, preservando la protección de los saberes populares, diversidad cultural y saberes ancestrales.

- Simplificar los trámites para la obtención de patentes y la modernización de los sistemas de información que las registran.

Conviene destacar, la Misión Ciencia, la cual surgió para poner al servicio del colectivo el conocimiento tecnológico, con el propósito de impulsar el desarrollo del Poder Popular, se estima incorporar masivamente a los actores sociales en la utilización intensiva del conocimiento y se articula a través de mecanismos interinstitucionales, las redes económicas, sociales, académicas, tecnológicas y políticas para el desarrollo y la integración latinoamericana y caribeña,

Mediante la Misión Ciencia, se motiva a desarrollar el ingenio para solventar problemas, mediante la búsqueda de tecnólogos populares, los cuales poseen la inventiva pero no los recursos para apalancar sus proyectos, por tanto, se financian proyectos relacionados con la venezolanidad, es decir, que además de resolver problemas, estén acordes con las características propias del venezolano común.

Vale destacar, la conjunción de esfuerzos por parte del Ministerio del Poder Popular para Ciencia y Tecnología (Mppct) y la Fundación Infocentro, para lo cual se prevé materializar la construcción de los llamados Megainfocentros, con el objeto de integrar en un solo espacio las unidades tradicionales con las especiales y, de esta manera, incluir a todas las personas con discapacidad visual en el Plan Nacional de Alfabetización Tecnológica, en aras de contrarrestar gradualmente la deuda social acumulada al fomentar la construcción práctica y tangible de la dignidad humana.

Los recursos asignados para este sector ascienden a Bs. 1.232,8 millones. Es importante destacar que dichos recursos se incrementarán por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento corresponden a Ordinarios Bs. 1.219,8 millones (0,2%) del PIB y Proyectos por Endeudamiento Bs. 13,0 millones.

A continuación se presentan los aportes más relevantes del sector:

APORTES A LOS PRINCIPALES ORGANISMOS AL SECTOR CIENCIA Y TECNOLOGÍA
PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolívares)

DENOMINACIÓN	MONTO	%
Ministerio del Poder Popular para Ciencia y Tecnología	679,3	55,1
Ministerio del Poder Popular para la Agricultura y Tierras	299,1	24,2
Ministerio del Poder Popular para la Educación	167,8	13,6
Ministerio del Poder Popular para las Telecomunicaciones e Informática	47,9	3,9
Ministerio del Poder Popular para la Participación y Protección Social	18,1	1,5
Ministerio del Poder Popular para el Ambiente	14,4	1,2
Ministerio del Poder Popular para la Educación Superior	5,7	0,5
Otros Ministerios	0,5	0,0
TOTAL	**1.232,8**	**100,0**

6.5.3 Sectores Productivos

La estabilidad en los precios y el incremento progresivo de la producción petrolera pondrá a disposición un volumen mayor de recursos, durante el ejercicio fiscal 2009, con lo cual se dará un impulso mayor a la economía nacional, particularmente servirá para el inicio de la nueva fase, en la cual se exige nuevas relaciones de producción, a través del impulso de las empresas de producción social, de la transformación de las empresas mercantiles y de la expansión de las cooperativas. En tal sentido, se dará continuidad al plan de desarrollo endógeno en las áreas de la agricultura, la industria, el comercio y de servicios. Se fortalecerá el sistema de financiamiento público, a fin de favorecer una coordinación eficiente entre bancos, sociedades de garantías recíprocas, capital de riesgo y bancos de desarrollo que permitan el abaratamiento financiero y sirvan de apalancamiento para el desarrollo del país.

Se implementará una política de desarrollo industrial endógena, que mantenga su papel protagónico, que permita desarrollar la economía popular, fomentar el autoempleo y la creación de empresas, integrar mercados y cadenas productivas, integrar y optimizar el sistema de financiamiento, fortalecer los sectores potenciales de cada región en las áreas de la petroquímica-gas, metalúrgica y agropecuaria. Para ello se fortalecerá la pequeña y mediana industria y empresa (PYMI /PYME), utilizando mecanismos de asistencia técnica, financiamiento y capacitación del recurso humano. Un elemento al que se dará apoyo es la cogestión, como herramienta de corresponsabilidad en la ejecución de proyectos de inversión y servicios.

Se prevé construir y continuar el mantenimiento preventivo de las vías urbanas, rurales y fronterizas; especialmente se dará impulso a la construcción, rehabilitación y desarrollo de la vialidad agrícola. Mejoras de autopistas. Asimismo, se destinan importantes recursos para la continuación de sistemas masivos de transporte, tales como los proyectos ferroviarios y de los sistemas metro a nivel nacional.

Se establecerá un desarrollo agrícola sustentable y de soberanía agroalimentaria, a través de la construcción y acondicionamiento de infraestructura rural, principalmente los sistemas de riego, de salud agrícola integral, de fomento agroindustrial e institucional. Es decir, se hará énfasis en garantizar el abastecimiento de los alimentos.

En lo que respecta al Comercio Exterior, se ejecutará una política comercial sustentada en la reciprocidad y la equidad para su incorporación en los mercados mundiales, con énfasis en los acuerdos de integración del sur del continente, y al desarrollo y fortalecimiento de la Alternativa Bolivariana para las Américas (ALBA).

Los recursos asignados a los sectores productivos ascienden a Bs. 12.331,3 millones (del PIB), distribuidos en la forma siguiente: Ordinarios Bs. 8.374,0 millones (1,2 % del PIB), y Proyectos por Endeudamiento Bs. 3.957,3 millones (0,6 % del PIB)

SECTORES PRODUCTIVOS

PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolívares)

DENOMINACIÓN	MONTO	PORCENTAJE
Transporte y Comunicaciones	4.310,3	34,9
Industria y Comercio	807,9	6,6
Agrícola	4.497,4	36,5
Energía, Minas y Petróleo	2.558,4	20,7
Turismo y Recreación	157,3	1,3
TOTAL	**12.331,3**	**100,0**

- **Agrícola**

  Para garantizar un Estado Social de Justicia y Bienestar, la política presupuestaria para el ejercicio fiscal del año 2009, se fundamentará en la construcción de la plataforma operativa que permita garantizar la seguridad alimentaria, con la aplicación progresiva de estrategias que consoliden la revolución agraria y la eliminación definitiva del latifundio. Destacan entre ellas, la culminación del catastro de tierras, el rescate de las tierras ociosas para incorporarlas a la producción de alimentos.

  Para ello, cabe destacar la aprobación de la *Ley Orgánica de Seguridad y Soberanía Agroalimentaria*, a objeto de garantizar a las ciudadanas y ciudadanos venezolanos el acceso oportuno a alimentos, en cantidad suficiente, con preferencia de aquellos producidos en el país, sobre las bases de las condiciones especiales propias de la geografía, el clima, la tradición, cultura y organización social venezolana.

Con la entrada en vigencia de dicha ley, se diseñará una estrategia territorializada para la producción agrícola, en función del desarrollo social, económico y político del sector rural y peri urbano, también sus relaciones e integración con lo urbano, en un abastecimiento bidirecional de alimentos, bienes, servicios y saberes agrícolas, bajo relaciones justas de producción y distribución de ingresos para el desarrollo local sustentable y sostenible, como elemento estratégico en el planteamiento de la defensa integral y soberanía agroalimentaria local y nacional. En este instrumento legal se introducen las reservas estratégicas de alimentos a objeto de prevenir el desabastecimiento alimentario.

De igual forma, se promoverá la salud agrícola integral, con la puesta en vigencia de la *Ley de Salud Agrícola Integral*, como eje principal de la soberanía y seguridad alimentaria, para ello se transforma el *Servicio Autónomo de Sanidad Agropecuaria* (SASA), en una figura más dinámica como lo es el *Instituto Nacional de Salud Agrícola Integral* (Insai), correspondiéndole la organización, coordinación, ejecución, seguimiento y supervisión de todas las actividades relacionadas con la prevención, protección, control zoosanitario y fitosanitario, la epidemiología y vigilancia fitosanitaria, supervisión de los organismos vivos modificados y el ejercicio de las profesiones afines en materia de salud agrícola integral con una nueva y revolucionaria concepción de servicio social, entre otras.

Adicionalmente, se orientarán acciones para:

- Mejorar la producción agrícola a través del financiamiento preferencial de la inversión productiva. En este sentido, conviene mencionar la aprobación dentro de la habilitante de la Ley del Banco Agrícola a fin de dotar al Estado de instrumentos legales que impulsen y consoliden el nuevo modelo socio productivo que privilegie el trabajo sobre el capital, que coloque el acento sobre la propiedad social, que genere nuevas relaciones de producción en el sector agrícola, con ello se establecen condiciones especificas que permitan un fácil acceso y una capacidad de respuesta adecuada a objeto de impulsar el desarrollo del sector

- Garantizar el balance agroalimentario de la población, a través de la planificación, desarrollo sistémico y articulado de la producción, promoción de la actividad agropecuaria, protección de los asentamientos de comunidades de pescadores y pescadoras artesanales y el establecimiento de medidas en el orden financiero, de intercambio y distribución comercial, transferencia tecnológica, tenencia de la tierra, infraestructura, formación, capacitación y asegurar la distribución de la producción nacional agroalimentaria con el propósito de atender la satisfacción de las necesidades básicas de la población

- Fomentar políticas para el intercambio y distribución de productos e insumos agroalimentarios, adecuadas a las características comunales de cada región a fin de fortalecer el sector agrícola

- Incentivar la investigación, desarrollo y transferencia de tecnología en todas las etapas de la cadena agroalimentaria, con énfasis en las etapas de procesamiento, intercambio, distribución y comercialización

- Fomentar la investigación, rescate y divulgación de la cultura agroalimentaria venezolana, favoreciendo la producción, transformación y consumo de alimentos autóctonos

- Promover, divulgar, y garantizar la salud agrícola integral, como eje principal de la soberanía y la seguridad alimentaria, el desarrollo sustentable de la Nación, la salud de los animales y vegetales y por tanto las personas, mediante el fomento de la ciencia agroecológica

- Proteger a la población de la entrada y difusión de enfermedades y plagas que afecten a los animales, vegetales, productos y subproductos de ambos orígenes, así como de agentes que faciliten su propagación al territorio nacional

- Incrementar los espacios de concertación, es decir, consejos agrícolas y de productividad, en coordinación con el Ejecutivo Nacional para actividades tales como censos, organización de zonas productivas, determinación de rubros prioritarios, capacitación y suministro de información actualizada, entre otros.

- Implementar laboratorios municipales de reproducción de bioinsumos, biofertilizantes y biocontroladores

- Impulsar nuevos sujetos organizativos de la economía global, en cuyo seno se establezca la asociación entre quien produce, distribuye y consume los alimentos, acortando los canales de comercialización.

Desde el punto de vista institucional corresponderá al Ministerio del Poder Popular para la Agricultura y Tierras (Mppat) fijar, conjuntamente con los órganos competentes, las estrategias de promoción y captación de inversiones para el desarrollo del sector agrícola y rural. En este sentido, se implementará una política de desarrollo integral del campo, mediante la organización, investigación, asistencia técnica y afianzamiento de las capacidades de los pequeños y medianos productores. Todo enmarcado dentro del nuevo modelo productivo socialista garante del desarrollo agrícola sustentable y para el logro de la soberanía agroalimentaria.

Por otra parte, a través del financiamiento de la Ley de Endeudamiento 2009, se otorgan recursos por el orden de Bs. 57,2 millones, entre los cuales se encuentran Bs.22,8 millones para el Desarrollo Sostenible para el Semiárido de los Estados Lara y Falcón, segunda fase (PROSALAFA II), Bs. 13,7 millones para el Programa Sustentable de la Pesca Artesanal y de la Acuicultura; Bs. 13,0 millones, para el Programa de Tecnología Agrícola (PTA) y Bs. 7,7 millones para el Desarrollo de Cadenas Agro-productivas en la Región de Barlovento

Los créditos asignados a este sector ascenderán a Bs. 4.497,4 millones, incluidos los asignados por Ley de Endeudamiento del año 2009. Asimismo, es importante destacar que dichos recursos se incrementarán por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento corresponden a ordinarios Bs. 3.972,7 millones (0,6 % del PIB) y Proyectos por Endeudamiento Bs. 524,7 millones (0,1 % del PIB) El cuadro siguiente refleja las asignaciones previstas por los organismos que aportan a este sector:

APORTES POR INSTITUCIONES AL SECTOR AGRÍCOLA
PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolívares)

DENOMINACIÓN	MONTO	POCENTAJE
Ministerio del Poder Popular para la Agricultura y Tierras	1.660,3	36,9
Ministerio del Poder Popular para la Alimentación	2.302,5	51,2
Ministerio del Poder Popular para el Ambiente	500,6	11,1
Ministerio del Poder Popular para la Economía y Finanzas	26,5	0,6
Ministerio del Poder Popular para la Infraestructura	7,4	0,2
Otros Ministerios	0,1	0,0
TOTAL	**4.497,4**	**100,0**

- ## Transporte y Comunicaciones

Para el año 2009, los esfuerzos del sector se centraran en dar prioridad a los proyectos destinados al mantenimiento, mejoras, acondicionamiento y nuevas construcciones de infraestructura pública, especialmente de vialidad y grandes obras de transporte masivo, entre las que destacan la nueva Línea 2 "El Tambor San Antonio de los Altos", Línea 5 tramo Plaza Venezuela- Miranda II, Proyecto Ferroviario Ezequiel Zamora Tramo Puerto Cabello La Encrucijada y la Rehabilitación del Sistema Centro Occidental- "Simón Bolívar", en sus tramos de Puerto Cabello-Barquisimeto y Yaritagua-Acarigua

Dichas obras generan grandes beneficios ya que, además de movilizar volúmenes importantes de pasajeros, tienen características comunes, como el desarrollo de importantes obras de infraestructura: vías férreas, túneles, viaductos, sistemas de electrificación, calles, avenidas y edificaciones, entre otras.

Vale destacar la importancia estratégica de las actividades que conforman el Sistema de Transporte Ferroviario Nacional, dado el hecho de satisfacer las necesidades y derechos de la población, consolidar la soberanía nacional y fortalecer el desarrollo endógeno, para lo cual se aprueba en el marco de la Ley Habilitante, la *Ley de Transporte Ferroviario Nacional,* en la cual se declaran de utilidad pública las actividades relacionadas con la construcción, prestación, desarrollo y conservación del transporte ferroviario nacional, por los beneficios socioeconómicos y tecnológicos que se derivan de ella.

Es relevante mencionar que a través de la aprobación de la Ley de Canalización y Mantenimiento de las Vías de Navegación, se normará el ejercicio de la soberanía, jurisdicción y control en los espacios acuáticos, conforme al derecho interno e internacional, así como la regulación y control de la administración de los espacios acuáticos, insulares y portuarios de la República Bolivariana de Venezuela, a fin de actualizar las normas para el mejor desarrollo de las actividades que se realizan en todas las áreas marítimas, fluviales y lacustres, así como en los puertos de tal manera que el Estado pueda adoptar las medidas que sean necesarias en materia de seguridad y defensa, para proteger los intereses de la República.

Asimismo, se dará énfasis en el rescate y ampliación de las obras de infraestructura para el sector agrario, particularmente de aquellas zonas de desarrollo agrícola estratégico y prioritario, mediante la ejecución de proyectos orientados hacia la construcción, rehabilitación, y mantenimiento de vías agrícolas a nivel nacional, mejora de los servicios básicos, para la producción de los sistemas de riego, a fin de comunicar asentamientos campesinos, centros poblados y población rural.

Con esto se busca articular y optimizar la estrategia de estructuración de la geopolítica nacional y desconcentración territorial que proyecta la conexión con el eje Norte Costero, donde se encuentran las principales ciudades del país y unirlo con la región Norte Llanero, principal eje de desarrollo e integración sobre los cuales se articularan lo demás ejes: apure-orinoco; oriental y occidental.

Se brindará apoyo para el desarrollo de obras públicas de equipamiento urbano a fin de fortalecer la infraestructura física y social del país, dándole coherencia a los planes del Ejecutivo Nacional, direccionando los recursos asignados hacia sectores prioritarios, tales como: salud, educación, seguridad y defensa, deporte, y cultura. Aquí se harán extensivas las acciones para el fortalecimiento del poder comunal a nivel estadal y municipal, a través del apoyo en materia de ordenamiento territorial y urbanístico, transporte y vialidad, y de servicios básicos.

En tal sentido, a través del financiamiento para proyectos por endeudamiento se ejecutarán planes, proyectos y obras de orden estratégico, con especial énfasis en el transporte masivo y ferroviario, destacando los siguientes: Línea 2 El Tambor- San Antonio de los Altos por Bs. 563,3 millones, Línea 5 Tamo Plaza Venezuela - Miranda II BS. 188,6 millones, Inversiones Operativas Bs. 28,1 millones, Línea III Tramo El Valle La Rinconada Bs. 7,7 millones, Proyecto Ferroviario Ezequiel Zamora Tramo Puerto Cabello La Encrucijada Bs. 230,3 millones, Rehabilitación del Sistema Centro Occidental- "Simón Bolívar", en sus tramos de Puerto Cabello-Barquisimeto y Yaritagua-Acarigua por Bs. 130,0 millones y, finalmente, para el Programa de Modernización de Aeropuertos Control del Tráfico Aéreo Bs. 5,4 millones.

Los recursos destinados a este sector ascienden a Bs. 4.310,3 millones; dichos recursos se incrementarán por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento corresponden a Ordinarios Bs. 3.156,7 millones (0,4% del PIB) y Proyectos por Endeudamiento Bs. 1.153,6 millones (0,2% del PIB).

El cuadro siguiente refleja las asignaciones previstas por los Ministerios que aportan a este sector:

APORTES POR ORGANISMOS AL SECTOR TRANSPORTE Y COMUNICACIONES
PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolívares)

DENOMINACIÓN	MONTO	PORCENTAJE
Ministerio del Poder Popular para la Infraestructura	3.877,5	89,9
Ministerio del Poder Popular para las Telecomunicaciones y la Informática	327,5	7,6
Ministerio del Poder Popular para la Economía y Finanzas	11,4	0,3
Ministerio del Poder Popular para el Despacho de la Presidencia	93,9	2,2
TOTAL	**4.310,3**	**100,0**

- **Industria y Comercio**

Las acciones de este sector estarán orientadas a incentivar la base productiva del país, dado el déficit observado en la capacidad de oferta de bienes y servicios, originada por mayores disponibilidades de recursos por parte de la población. Se aplicarán un conjunto de estrategias que permitan el crecimiento diversificado de la economía, generando las condiciones para asegurar la participación del sector privado; impulsar el crecimiento de la producción competitiva, mediante la mejora de la calidad y la productividad, con base en los requerimientos y exigencias del mercado nacional e internacional; en este sentido se incentivará la inversión en las cadenas productivas de los sectores estratégicos y con ventajas comparativas, tales como petroquímica, productos forestales, sector turístico, acero y aluminio.

A través del Ministerio del Poder Popular para las Industrias Ligeras y Comercio (Milco) se formularán las políticas, planes, y proyectos orientados a promover el desarrollo industrial, el fortalecimiento de la Pequeña y Mediana Empresa (PYME), Pequeña y Mediana Industria (PYMI) y el desarrollo de las cadenas industriales, a fin de que sirvan de palanca para reactivar y modernizar el parque industrial del país. Incrementar el intercambio de bienes y servicios a través de los países que integran la Alternativa Bolivariana para las Américas (ALBA).

Por su parte, para el Ejercicio Fiscal 2009, el Ejecutivo Nacional, a través del Ministerio del Poder Popular para la Economía Comunal (Mppec), fomentará, protegerá y promoverá la pequeña y mediana industria y las unidades de propiedad social, con el fin supremo de construir una economía socio-productiva popular y sustentable.

En tal sentido, la pequeña y mediana industria y las unidades de propiedad social son la expresión organizada de desarrollo autosustentable, que va a derivar en una mayor ocupación laboral de todos los núcleos socio-comunales a nivel nacional, dada la necesidad de ir reciclando nuevas inversiones, la que vigorizará una economía social más equitativa.

Esta visión de país se expresa a través de las leyes habilitantes, particularmente de la *Ley para la Promoción y Desarrollo de la Pequeña y Mediana Industria y Unidades de Producción Social*, por lo que está orientada en dirección a satisfacer las necesidades de las comunidades, y no hacia el afán reproductivo del capital, pero con crecimiento sostenido, siendo siempre su norte en el proceso productivo el beneficio del ser humano.

Un instrumento a través del cual se profundizará el desarrollo económico y social del país, particularmente en la ejecución de grandes proyectos de desarrollo. Se implementará mediante la ley que reforma al Banco de Desarrollo Económico y Social de Venezuela (Bandes). A través de ésta reforma se orientará el Banco hacia el fortalecimiento de las redes productivas y distributivas ubicadas en las distintas regiones del país, haciendo énfasis en la innovación, transferencia de tecnologías y de saberes; así como apoyo técnico y financiero para consolidar la expansión, diversificación y modernización de la estructura socio productiva del país.

En cuanto al Ministerio del Poder Popular para las Industrias Básicas y Minería (Mppibam), orientará las políticas a los planes en materia de industrias básicas, minería y productos forestales, de manera que se oriente hacia un desarrollo endógeno y soberano, restringiendo la visión que tiene el capital trasnacional en relación a los procesos de extracción, producción y comercialización de minerales y materias primas.

En cuanto al sub-sector comercio, se puede mencionar que como producto de los profundos cambios operados en el ámbito económico, social, político y cultural, se adecuará la Ley de Protección al Consumidor y al Usuario, dado que el acceso a los bienes y servicios esta considerado como un derecho humano fundamental en la actual Constitución Nacional.

En ella se amplia el ámbito de competencia hacia toda persona natural o jurídica que intervenga en la cadena de producción, distribución y consumo, a fin de evitar que con sus actos o conductas vulneren los derechos de las personas.

Asimismo, se incorporan a los consejos comunales a través de los comités de contraloría social para el abastecimiento, como nuevos actores para la defensa, educación, información, vigilancia y control de los derechos e intereses de las personas en el acceso a los bienes y servicios, en concordancia con la participación protagónica de los ciudadanos en los asuntos de la vida del país.

Con respecto al financiamiento, a través de las Leyes Habilitantes, específicamente la Ley del Banco Agrícola de Venezuela, se canalizará la política de financiamiento a la actividad agrícola. que busca regular las operaciones para sustentar el desarrollo agrario nacional, estadal, municipal y local, para satisfacer los requerimientos del sector agrícola vegetal, animal, forestal, pesquero; etc.

Los recursos destinados a éste sector ascienden a Bs. 807,9 millones. Asimismo, se incrementarán por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento los recursos asignados corresponden solamente a la fuente Ordinaria Bs. 807,9 millones (0,1% del PIB) El cuadro siguiente refleja las asignaciones previstas por los Ministerios que aportan a este sector:

APORTES POR ORGANISMOS AL SECTOR INDUSTRIA Y COMERCIO
PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolívares)

DENOMINACIÓN	MONTO	PORCENTAJE
Ministerio del Poder Popular para la Economía Comunal	285,9	35,4
Ministerio del Poder Popular para las Industrias Ligeras y Comercio	203,1	25,1
Ministerio del Poder Popular para la Planificación y Desarrollo	72,6	9,0
Ministerio del Poder Popular para la Participación y Protección Social	64,8	8,0
Ministerio del Poder Popular para Economía y Finanzas	42,2	5,2
Ministerio del Poder Popular para la Agricultura y Tierras	42,1	5,2
Ministerio del Poder Popular para la Infraestructura	30,5	3,8
Vicepresidencia de la República	27,1	3,4
Ministerio del Poder Popular para las Industrias Básicas y Minería	25,2	3,1
Ministerio del Poder Popular para Ciencia y Tecnología	14,4	1,8
TOTAL	**807,9**	**100,0**

- **Energía, Minas y Petróleo**

En el Ministerio del Poder Popular para la Energía y Petróleo (Mppenpet) se delinearan las políticas a fin de planificar y ordenar las actividades de desarrollo, aprovechamiento y control de los recursos energéticos, así como de sus industrias fundamentales: petrolera y petroquímica.

Subsector energía: se orientará a fortalecer la red eléctrica nacional con un sistema integrado y funcional, que lleve el servicio a todo el territorio y en particular a cada unidad productiva, domicilio y servicio público en general, con elevada eficacia técnica. La instrumentación de las políticas y proyectos se orientarán a fortalecer el marco regulatorio del sector eléctrico, para actividades de generación y transmisión del servicio. Se comienza a desarrollar un cambio hacia la generación térmica de energía eléctrica adicional con base en el gas natural y el desarrollo de fuentes alternas para el establecimiento de energía renovable y ambientalmente sustentable.

En tal sentido, para darle operatividad institucional a este sub-sector el Ejecutivo Nacional creó la Corporación Eléctrica Nacional (Corpoelec), como empresa matriz encargada de las actividades de generación, distribución y comercialización de potencia y energía eléctrica en todo el territorio nacional.

Para el ejercicio fiscal 2009, el Ejecutivo Nacional le otorga prioridad al desarrollo y consolidación de este sub-sector, destacándose la asignación de recursos a la empresa filial CVG Electrificación de Caroní, C.A. (Edelca), a fin de dar continuidad a la construcción de la Central Hidroeléctrica Tocoma.

Cabe destacar, la participación de Venezuela en la Unión de Naciones Suramaericanas (Unasur) por cuanto en esta se busca articular la integración energética de Suramérica y potenciar las capacidades técnicas, financieras y de disposición de recursos de los países integrantes.

Para el ejercicio fiscal 2009, se financiarán un conjunto de proyectos, cuyo objetivo es generar, transmitir y distribuir energía eléctrica. En este sentido, para materializar dichos objetivos, se asignan recursos con financiamiento en la Ley de Endeudamiento, entre los cuales se destacan los proyectos: Desarrollo Uribante-Caparo Bs. 23,3 millones; a Cadafe a fin de darle financiamiento a varios proyectos, tales como: Conversión a Gas Planta Centro Bs. 15,5 millones y Fortalecimiento Institucional del Sector Eléctrico Bs. 21,7 millones, para la Central Hidroeléctrica Tocoma Bs. 2.136,7 millones, y la Corporación Eléctrica Nacional tendrá a cargo el Fortalecimiento y Desarrollo Institucional de Corpoelec, para lo cual se asignan Bs. 64,5 millones.

El Ministerio del Poder Popular para las Industrias Básicas y Minería (Mppibam), constituye el centro del diseño de la política minera, la cual se orientará sobre la base de la reactivación y fortalecimiento del sector minero, así como a la fiscalización de su explotación racional, con especial atención en su impacto ambiental.

En relación con el sector, se diseñarán una serie de estrategias de posicionamiento para regularlo, orientadas a la ejecución de medidas relacionadas con su misión de planificación y control de la actividad, bajo criterios de racionalidad y sustentabilidad. A fin de promover la soberanía y nacionalización de los recursos minerales, se crean las empresas de producción social mineras, con mayoría accionaria estatal, a fin de acabar el antiguo régimen de concesiones.

Se implementará un programa de formación, investigación, desarrollo tecnológico y sistema de vigilancia técnico industrial en las empresas básicas y mineras, a fin de obtener un flujo de información organizada, articulada y de carácter sistémico relacionadas con las potencialidades tecnológicas en investigación e inversión.

Subsector Petróleo: La política petrolera se orientará a la maximización de la captación de la renta en todas las fases del proceso y a fortalecer la participación fiscal en los ingresos, mediante la mejora en el perfeccionamiento de las alianzas estratégicas y en el proceso administrativo interno, impulsando su orientación al desarrollo endógeno, persiguiendo el agotamiento de las posibilidades de generación de actividades económicas en el país a partir de la explotación del recurso.

Para ello es necesario, acelerar la siembra de petróleo, profundizando la internalización de los hidrocarburos para fortalecer la diversificación productiva y la inclusión social.

Las estrategias para alcanzar los objetivos mencionados son las siguientes:

- Potenciar e incrementar la capacidad de los hidrocarburos, mediante la consolidación de las reservas de crudos convencionales y no convencionales, Proyecto Faja Carabobo, Proyecto Faja Junín Norte
- Aumentar la capacidad de refinación del petróleo, a través del Desarrollo Integral Caripito-Guanoco, expansión Refinería el Palito, Cabruta y Batalla de Santa Inés
- Desarrollar la industria del gas natural libre usando las reservas en la Plataforma Deltana, en Mariscal Sucre, Rafael Urdaneta. Esta función se realizará a través de Enagas, el cual centraliza todas las actividades en materia de hidrocarburos gaseosos y regula el transporte, distribución y comercialización del gas natural
- Consolidar la red interna de distribución de hidrocarburos líquidos y sus derivados con el reemplazo Poliducto Sumandes, Sufaz, CRP-El Palito, Puerto La Cruz -Maturín
- Fomentar empresas de producción social (EPS) relacionadas productivamente con la industria de hidrocarburos, a través del suministro de insumos y bienes, ejecución de obras y prestación de servicios.

El monto estimado del sector alcanza a Bs. 2.558,4 millones y se incrementará por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento corresponden a ordinarios Bs. 279,4 millones y Proyectos por Endeudamiento Bs. 2.279,0 millones (0,3% del PIB).

• Turismo y Recreación

La política presupuestaria en materia de turismo para el ejercicio fiscal 2009 parte de las siguientes premisas; el Estado como rector del Desarrollo turístico, garantizará el derecho a la recreación, valoración del patrimonio natural y cultural, fortalecimiento del sentido de identidad y pertenencia, turismo focalizado en el ser humano, la actividad turística como generadora de trabajo digno y beneficio a la comunidad y el diseño de proyectos colectivos sobre proyectos individuales.

Es relevante mencionar la aprobación en el marco de la Ley Habilitante de la *Ley Orgánica de Turismo*, la cual se orientará a la conformación de redes sociales en las comunidades, fortalecer la rectoría del Ejecutivo Nacional por órgano del Ministerio del Poder Popular con competencia en turismo, para el fomento, control y desarrollo de la actividad turística. Dicha ley, contempla que todo proyecto de construcción, remodelación o ampliación de infraestructura turística debe contar con la aprobación del Ministerio del Poder Popular para el Turismo (Mintur), incentivando de esta manera la conservación y mantenimiento sustentable y sostenible del ambiente y que a su vez implique identificación, reconocimiento y valoración de la cultura en sus diferentes manifestaciones a fin de fortalecer la identidad nacional.

A través de la mencionada Ley se orientará el Sistema Turístico Nacional, como factor estratégico de diversificación socioeconómica y desarrollo sustentable y sostenible del país, mediante la creación de normas que garanticen la orientación, fomento, desarrollo, coordinación y control de la actividad, estableciendo los mecanismos de concertación, cooperación, asistencia y solidaridad de los órganos y entes de la Administración Pública e instituciones privadas, orientados al desarrollo, participación y protagonismo de las comunidades; logrando así una actividad turística basada en los principios de justicia social, equidad, no discriminación, solidaridad, protección del ambiente y productividad.

En tal sentido, para el 2009 se estiman desarrollar proyectos de infraestructura turística, a través del plan nacional de registro, evaluación y control de los prestadores de servicios turísticos, en zonas tales como el fortalecimiento integral del Estado Vargas; el desarrollo de los espacios públicos recreacionales y de servicios de núcleos endógenos en el Estado Falcón, Nueva Esparta, Bolívar, Sucre, Zonas Costeras del Estado Miranda, así como las principales rutas artesanales en los Estados Monagas y Delta Amacuro. Aquí destaca el proyecto de rescate del valor histórico y cultural del pueblo de Choroní, así como el mantenimiento de las playas de esta zona costera.

Los créditos asignados a este sector ascenderán a Bs. 157,3 millones, los cuales son totalmente de fuente ordinaria. Los mismos se incrementarán por el aporte que realizarán los Estados y Municipios.

6.5.4 Sectores de Servicios Generales

- **Dirección Superior del Estado**

Los recursos asignados estarán dirigidos a cumplir con las actividades tendentes a la consecución de las políticas sociales, económicas, fiscales y financieras por parte del Poder Ejecutivo y Legislativo, a fin de impulsar las transformaciones estructurales necesarias para el desarrollo del nuevo modelo de socialismo bolivariano como fundamento básico del socialismo del siglo XXI.

De igual forma, se han elaborado estrategias para implementar acciones tendentes a la transformación de las finanzas públicas acordes al nuevo marco jurídico, basándose en el fortalecimiento del sistema tributario y para el acceso continuo a los mercados financieros internacionales; en tal sentido, por vía del endeudamiento se otorga recursos para la Modernización del Seniat III por Bs. 15,5 millones.

Asimismo, se contemplan recursos por la vía de endeudamiento para el Fortalecimiento de Instituto Nacional de Estadística (INE) como ente rector del Sistema Estadístico Nacional.

La estrategia de la política internacional del país estará estructurada sobre la base de la consolidación de los nuevos lazos con aquellos países que comparten la visión de un mundo multipolar y basado en mecanismos de cooperación, complementación y solidaridad. Se afianzará la integración latinoamericana y caribeña, así como de nuevos esquemas de cooperación económica y financiera para el establecimiento de relaciones comerciales justas, particularmente con Rusia, Bielorrusia, Irán, y otros Países del lejano oriente como China, Vietnam, Malasia, etc. En fin, para el logro de la pluripolaridad es necesario desarrollar los lazos de amistad, confianza, solidaridad y paz entre los pueblos, manteniendo el respeto de pensamiento, religión y autodeterminación.

Otro ámbito importante de la política que el Estado impulsará, es aquella referida a la Alimentación y la seguridad alimentaria, para lo cual se aprobó en el marco de la ley Habilitante la *Ley de Seguridad y Soberanía Agroalimentaria,* a fin de garantizar el balance agroalimentario de la población, a través del establecimiento de un marco jurídico visto desde un punto de vista sistémico que evite discordancias y permita que todos los ciudadanos y ciudadanas, productoras y productores, en fin todos los actores de la cadena agroalimentaria, conozcan sus derechos y deberes en materia de seguridad y soberanía agroalimentaria ,conforme a lo establecido en la Constitución en sus artículo 1, como derechos irrenunciables de la Nación tal como sigue "La actividad de producción de alimentos queda establecida como esencial para el país, consagrándose el principio de la seguridad alimentaria en función del acceso oportuno y permanente de alimentos por parte de los consumidores"

En tal sentido, la elaboración y definición de políticas, normas y procedimientos de gestión y control de la producción, transformación, distribución y comercialización de los productos alimenticios del país; tal como lo establece el artículo 305 de la Constitución de la República Bolivariana de Venezuela (CRBV), obliga al Estado a promover la agricultura como base estratégica de desarrollo integral de la Nación.

Vale destacar en este sector, la necesidad perentoria que requiere para su funcionamiento el aparato del estado, a manera de hacer más expeditos todos los trámites en el ámbito administrativo de los prestadores de servicios públicos, la cual se realizará mediante la reforma de la *Ley Simplificación de Trámites Administrativos* a fin de lograr una verdadera optimización en cuanto a la elaboración de planes relacionados con la simplificación de trámites administrativos y bajo esquemas uniformes a ser aplicables en la administración pública.

Asimismo, otro elemento importante en la *Ley Simplificación de Trámites Administrativos* es la incorporación de los consejos comunales y de otras formas de organización social en el diseño, supervisión y control, a fin de simplificar los trámites administrativos y con ello activar los mecanismos de contraloría social en la ejecución de este instrumento legal.

Entre los organismos que tienen una mayor aportación al sector se encuentran: el Ministerio del Poder Popular para Economía y Finanzas (Mppef) Bs. 2.084,9 millones, Consejo Nacional Electoral (CNE) Bs. 1.081,3 millones, Ministerio del Poder Popular para Relaciones Exteriores (Mppre) Bs. 883,4 millones, Asamblea Nacional (AN) Bs. 622,3 millones, Ministerio del poder Popular para Planificación y Desarrollo (Mpppd) Bs. 288,0 millones Ministerio del Poder Popular para el Despacho de la Presidencia (Mppdp) Bs. 153,9 millones, Ministerio del Poder Popular para la Alimentación (Minal) Bs. 142,2 millones y Vicepresidencia de la República Bs. 95,1 millones.

Los créditos asignados a este sector ascienden a Bs. 5.680,4 millones. Según la fuente de financiamiento corresponden a Ordinarios, Bs. 5.642,2 millones (0,8 % del PIB) y Proyectos por Endeudamiento Bs. 38,2 millones.

- **Seguridad y Defensa**

Los recursos asignados están destinados en su mayor parte, a garantizar la seguridad y defensa nacional, mediante el resguardo de la soberanía y la consolidación de las zonas fronterizas, a fin de fortalecer la seguridad integral de la nación, mediante el efectivo equipamiento, organización y adiestramiento de los diferentes componentes de la Fuerza Armada Nacional.

Para lo cual cabe destacar la aprobación en el marco de la Ley Habilitante de *la Ley Orgánica de la Fuerza Armada Nacional Bolivariana* a fin de hacer obligante a dicha fuerzal, adecuar toda su organización a las nuevas exigencias, con una visión geopolítica que transita el sendero hacia la estructuración del Estado Social, amante de la paz, defensora de los derechos humanos y solidaria con las naciones hermanas del Continente Americano, dentro del Ideario del Libertador Simón Bolívar, dada la relevancia de dicha institución como garante permanente de la defensa militar del Estado. Asimismo, a través de la Ley se crea la Milicia Nacional como un cuerpo especial adscrito administrativamente al Despacho Ministerial.

Otra de las actividades que atiende es lo concerniente a la formulación de políticas en materia de justicia, defensa social y seguridad jurídica; en cuanto al sistema penitenciario y la prevención social, se aplicará a través de un moderno régimen penal que humanice dicho sistema, elevando su calidad de vida; incluye la construcción y remodelación de las comunidades penitenciarias; el mantenimiento del orden público y la seguridad ciudadana; en este punto se incorporarán los consejos comunales a las mesas técnica de seguridad; intensificación y perfeccionamiento de las labores de inteligencia y seguridad del Estado; profundización en el combate contra el tráfico de drogas y sustancias psicotrópicas y estupefacientes; capacitación técnica y formación profesional de los funcionarios que laboran en el Cuerpo de Investigaciones Científicas, Penales y Criminalísticas (CICPC).

En materia de administración de Justicia, se fortalecerá la defensa pública; se destinan importantes recursos para la adquisición y dotación de dependencias judiciales a nivel nacional; se continuará perfeccionando el procesamiento de las sentencias mediante la simplificación, uniformidad y eficacia de los trámites pertinentes y de esta forma velar por los derechos y las garantías constitucionales.

Se sentarán las bases para la institucionalización del nuevo modelo político de un Estado Democrático y Social de Derecho y de Justicia, a fin de garantizar a los venezolanos el predominio de los derechos humanos.

Así mismo, se destinan recursos con el propósito de prevenir y mitigar riesgos y desastres naturales, a través de *Protección Civil*, como parte integrante de la seguridad del Estado, a fin de atender eficazmente estos eventos de carácter natural y salvaguardar esencialmente la vida humana; de igual forma, se dará impulso a la política de identificación, migración y extranjería, a través de la Oficina Nacional de Identificación, con el fin de dotar a todos los venezolanos y extranjeros, residenciados en este país, de un documento de identidad de alta calidad y confiabilidad. En este sentido, a través del proyecto de transformación y modernización del sistema de identificación se emitirán cédulas electrónicas y se continuaran con las emisiones de los pasaportes electrónicos.

Con respecto a la Ley de Endeudamiento, se asignan recursos para ejecutar los siguientes proyectos: Inversión Militar para los distintos componentes de la Fuerza Armada Nacional Bs. 107,3 millones; para mantenimiento mayor de unidades operativas de la Armada Bs. 54,5 millones; para modernización del Ministerio Público Bs. 3,1 millones; y para el apoyo a la reforma del sistema de justicia penal Bs. 45,5 millones.

Los créditos asignados a este sector ascienden a Bs. 13.553,5 millones; adicional a esto se incrementan los recursos por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento corresponden a ordinarios Bs. 13.343,2 millones (1,9% del PIB) y Proyectos por Endeudamiento Bs. 210,3 millones.

6.5.5 Gastos no Clasificados Sectorialmente

- **Servicio de la Deuda Pública**

  La estimación del servicio de la deuda pública para el ejercicio fiscal 2009 alcanza a Bs. 15.536,8 millones. Según la fuente de financiamiento corresponden a Recursos Ordinarios Bs. 7.896,3 millones (1,1% del PIB) y Deuda Pública Bs. 7.640,5 millones (1.1% del PIB).

- **Situado Constitucional y Otros Aportes**

  Para esta categoría se acuerdan en el Proyecto de Ley de Presupuesto 2009 Bs. 58.528,6 millones; de los cuales corresponden al Situado Constitucional Bs. 31.029,0 millones; a Transferencias al Exterior, Bs. 27,2 millones; al Fondo Intergubernamental para la Descentralización (Fides) Bs. 5.261,6 millones; por concepto de la Ley de Asignaciones Económicas Especiales Bs. 4.920,2 millones; y Otras Transferencias a Entidades Federales Bs. 202,3 millones.

GASTOS NO CLASIFICADOS SECTORIALMENTE
PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolívares)

CONCEPTOS	MONTO	PORCENTAJE
Situado Constitucional	31.029,0	53,0
Fondo Intergubernamental para la Descentralización (Fides)	5.261,6	9,0
Ley de Asignaciones Económicas Especiales	4.920,2	8,4
Transferencias al Exterior	27,2	0,0
Otras Transferencias a Entidades Federales	202,3	0,4
Sub-Total	41.440,3	70,8
Servicio de la Deuda Pública	15.536,8	26,5
Rectificaciones al Presupuesto	1.551,5	2,7
TOTAL	**58.528,6**	**100,0**

- **Rectificaciones al Presupuesto**

De acuerdo con el artículo 53 de la Ley Orgánica de Administración Financiera del Sector Público (Loafsp), se otorgarán para 2009 recursos para su distribución bajo la modalidad de Rectificaciones al Presupuesto, por Bs. 1.551,5 millones.

6.6 Clasificación Sectorial del Gasto de los Entes Descentralizados Funcionalmente de la República, Sin Fines Empresariales

6.6.1 Comentarios Generales

Los Entes Descentralizados Funcionalmente de la República sin Fines Empresariales lo conforman aquellos organismos que sus presupuestos son financiados con aportes del Ejecutivo Nacional y que su objetivo principal no es la producción de bienes y servicios para la venta. Tomados en cuenta los requisitos anteriores se seleccionó 292 organismos los cuales se agrupan por sectores para facilitar su análisis.

Se estima que el presupuesto de gastos de los Entes Descentralizados Funcionalmente de la República sin Fines Empresariales alcance a Bs. 82.539,0 millones, agrupados en sectores de la siguiente manera:

CLASIFICACIÓN POR SECTORES DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE DE LA REPÚBLICA, SIN FINES EMPRESARIALES

PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolívares)

SECTORES	MONTO	PORCENTAJE
Sociales	50.495,3	61,2
Productivos	20.411,7	24,7
Servicios Generales	6.370,4	7,7
No clasificados	5.261,6	6,4
TOTAL	**82.539,0**	**100,0**

6.6.2 Sectores Sociales

Corresponden a esta agrupación los Entes Descentralizados Funcionalmente de la República sin Fines Empresariales, orientados hacia la prestación de servicios a la comunidad tales como: Ciencia y Tecnología, Educación, Salud, Cultura y Comunicación Social, Desarrollo Social y Participación y Seguridad Social, cuya política presupuestaria contempla los programas estratégicos no permanentes y vanguardia del Ejecutivo Nacional, entre los que se nombran Misión Sucre, Misión Barrio Adentro, Misión Ribas entre otras, destinadas a asegurar una mejora en la calidad de vida de la población, para lo cual se estima el gasto en Bs.50.495,3 millones, desagregado por sectores de la siguiente manera:

CLASIFICACIÓN POR SECTORES SOCIALES DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE DE LA REPÚBLICA, SIN FINES EMPRESARIALES PROYECTO DE LEY DE PRESUPUESTO AÑO 2009 (Millones de Bolívares)		
SECTORES	**MONTO**	**PORCENTAJE**
Educación	15.282,3	30,2
Vivienda, Desarrollo Urbano y Serv. Conexos	674,8	1,3
Salud	2.133,8	4,3
Desarrollo Social y Participación	6.014,5	11,9
Seguridad Social	23.264,2	46,1
Cultura y Comunicación Social	1.520,9	3,0
Ciencia y Tecnología	1.604,8	3,2
TOTAL	**50.495,3**	**100,0**

El cuadro anterior muestra la estimación de gastos para cada uno de los sectores que conforman los sectores sociales, siendo la participación de los Sector Educación (30,2%), y el Sector Seguridad Social (46,1%), las más significativas. A continuación se expresa la desagregación de los sectores:

- **Educación**

Dicha participación es reflejo de la política gubernamental dirigidas a la universalización del derecho a la educación y el seguimiento de actividades dirigidas a crear, asimilar, enseñar y difundir el saber científico, tecnológico y humanístico en concordancia con las Líneas Generales del Plan de Desarrollo de la Nación 2007-2013 (Desarrollo de la nueva ética socialista, construcción de la suprema felicidad, profundización de la democracia protagónica revolucionaria, establecimiento de un modelo productivo socialista, construcción de una nueva geopolítica nacional, convertir a Venezuela en una potencia energética mundial, avanzar hacia la nueva etapa en la geopolítica internacional).

Se prevé la transformación de (29) institutos universitarios en universidades politécnicas y la creación de diez universidades. Para este sector se estiman gastos por Bs. 15.282,7 millones. Con dicha asignación se cubrirán los gastos de funcionamiento de organismos como: Instituto Nacional de Capacitación y Educación Socialista (Inces), Fundación de Edificaciones y Dotaciones Educativas (FEDE),Universidades Nacionales, Institutos y Colegios Universitarios, Fundación Samuel Robinson, Fundación Misión Ribas, Fundación Misión Sucre y el Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU) entre otros.

Las Universidades Nacionales estiman un presupuesto por Bs. 7.496,5 millones con los cuales impulsarán la inclusión y prosecución estudiantil a través de estrategias y políticas enmarcadas en la flexibilización y calidad del servicio educativo, que incluye la mejora de los servicios estudiantiles que permita a los alumnos de bajos recursos el acceso a la educación superior. Por otra parte se estima desarrollar programas de extensión en el área de post-grado y mejorar el sistema de acceso y desarrollo profesional de los estudiantes. Se destaca entre ellas la Universidad Central de Venezuela (UCV Bs. 1.082,7 millones), Universidad del Zulia (Bs. 861,2 millones), Universidad de Carabobo (Bs. 755,3 millones), entre otros

Los Institutos y Colegios Universitarios presentan un presupuesto por Bs. 1.350,6 millones, con los cuales se estima atenderán a la población estudiantil. Sus objetivos están enmarcados hacia la atención integral al estudiante a los cuales les ofrecerá beneficios estudiantiles tales como: comedor, becas, transporte, bibliotecas, servicio médico-odontológico y orientación entre otros.

La Fundación Gran Mariscal de Ayacucho se propone profundizar el incremento, promoción y otorgamiento de becas educativas nacionales e internacionales a estudiantes y profesionales de escasos recursos económicos y con buen rendimiento académico, para de esta manera, dar respuesta a los problemas de exclusión educativa y contribuir a la formación de una estructura social incluyente, en una sociedad social, productiva, socialista y humanitaria. Para el ejercicio 2009 la Fundación prevé ejecutar cuatro (4) proyectos de asistencia económica a estudiantes que incluye, asistencia económica para la formación del talento humano en actividades conducentes a grados académicos orientados a fortalecer los sectores estratégicos del país y uno referido al acondicionamiento físico de la Fundación. Se estima un presupuesto de Bs. 681,9 millones.

La Fundación Misión Ribas tiene como objetivo contribuir al desarrollo y ejecución de proyectos educativos, para garantizar y fortalecer la participación comunitaria en la resolución de la problemática educativa, prevé la continuación de tres proyectos que están en desarrollo: Programa integral, dirigido a los ciudadanos (as) que no han podido culminar el bachillerato, para lo cual se les brinda la oportunidad de ingresar al sistema educativo que facilite su incorporación al aparato productivo y al sistema educativo; Técnico, que permite cursar carreras cortas graduando técnicos medios en las diversas áreas asociadas a los cinco motores y las líneas estratégicas del Plan de la Nación, y Productivo dirigido a la creación de cooperativas de múltiples usos y sustentables a corto plazo. Estima un presupuesto por Bs. 1.350,4 millones, dentro del cual se prevé el adiestramiento de 770.000 vencedores (as) y 150 cooperativas.

La Fundación Misión Sucre, como ente garante de la incorporación, profundización y universalización de la educación bolivariana, prevé generar la construcción de una nueva ciudadanía, fortalecer el movimiento social y propiciar mayor pertinencia social de los aprendizajes y transformar el sistema de educación universitaria. Por otra parte estima atender a 460.000 triunfadores y triunfadoras , 34.300 facilitadores, 1.599 coordinadores de aldeas, 34 coordinadores regionales y todo el personal de la Fundación a través de: otorgamiento de becas estudiantiles, ejecución de programas de formación, investigaciones y publicaciones de materiales, construcción y mejoramiento de aldeas universitarias, modernización tecnológica y difusión de la Fundación a nivel Nacional, para lo cual estima un presupuesto de Bs. 793,2 millones.

La Fundación de Edificaciones y Dotaciones Educativas (FEDE) tiene como objetivo la rehabilitación de la planta física educativa en el ámbito nacional, a través de la construcción, ampliación, reparación, dotación de mobiliario escolar y mantenimiento, para lo cual formuló nueve (9) proyectos entre los que se destacan: construir (29) escuelas, rehabilitar (24) escuelas técnicas robinsonianas, rehabilitar 790 escuelas de los distintos niveles educativos, construir (42) escuelas indígenas, atender (90) escuelas a través de convenios especiales, realizar mantenimiento correctivo y preventivo a (98) escuelas ejecutado por asociaciones cooperativas, dotar (334) escuelas, elaborar (72) proyectos de construcción educativa y construir (186) aulas de preescolar. Para el logro de las metas estimó un presupuesto por Bs. 180,5 millones.

- **Vivienda, Desarrollo Urbano y Servicios Conexos**

Entre los organismos que realizan actividades dirigidas a este sector tenemos: Servicio Autónomo Servicios Ambientales del MARNR (Samarn), Fundación para el Desarrollo y Promoción del Poder Comunal (Fundacomunal) Fundación Misión Hábitat, Instituto Nacional de la Vivienda (Inavi), y el Instituto Nacional de Meteorología e Hidrología (Inameh).

Para este sector se estiman gastos por Bs. 674,8 millones, con los cuales el sector llevará a cabo la transformación integral de los asentamientos humanos a través de la ejecución de la Misión Hábitat, mediante la participación de las comunidades organizadas.

Para el Instituto Nacional de Vivienda (Inavi) se estima un presupuesto de Bs. 284,3 millones, monto que le permitirá culminar la construcción de viviendas unifamiliares y multifamiliares que están en proceso de ejecución, brindar a las comunidades, en el marco del Decreto con Rango, Valor y Fuerza de Ley del Régimen Prestacional de Vivienda y Hábitat, el apoyo a la participación y el compromiso para la construcción de vivienda.

Se prevé una asignación presupuestaria de Bs.F. 228,2 millones, destinados a la Fundación para el Desarrollo y Promoción del Poder Popular Comunal (Fundacomunal) para realizar proyectos contenidos en el Plan de Desarrollo Económico y Social 2007-2013, y como política principal, promover la formación de la organización social, para lo cual, adelantará los proyectos que se vinculen con el fortalecimiento del ciclo del poder comunal, entre los cuales se encuentra: "Promoción de la Participación y el Ciclo del Poder Comunal para el Fortalecimiento del Poder Popular" y "Atención Integral a los Consejos Comunales para el Impulso de la Gestión Comunal".

Es de hacer notar que este sector cuenta con los recursos manejados por el Banco Nacional de Vivienda y Hábitat (Banavih), organismo que por su actividad económica se incluye en el sector Industria y Comercio que con un presupuesto de Bs. 4.391,4 millones, prevé desarrollar las actividades programadas por la Misión Villanueva que incluye la transformación de los centros urbanos, la rehabilitación de urbanizaciones populares y centros históricos, la transformación del hábitat rural e indígena, la creación de ciudades sustentables y la provisión de tierras y regularización de la tenencia de tierra, así como su financiamiento.

- **Salud**

Los organismos que ejecutan actividades dirigidas hacia este sector son: Instituto Autónomo Hospital Universitario de Caracas (HUC), Instituto Nacional de Higiene Rafael Rangel (Inhrr), Instituto Nacional de Nutrición (INN), Servicio Autónomo Hospital Universitario de Maracaibo (Sahum), Servicio Autónomo Instituto de Biomedicina, Servicio Autónomo de Salud de la Fuerza Armada Nacional, Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (Fames), Fundación Hospital Cardiológico Infantil Latinoamericano Dr. Gilberto Rodríguez Ochoa y la Fundación Misión Barrio Adentro entre otros, los cuales estimaron presupuestos por Bs. 2.133,8 millones.

El Hospital Universitario de Caracas (HUC), es un centro asistencial destinado al servicio hospitalario público en sus tres niveles (atención primaria, general y especializada). Tiene como propósito crear, desarrollar y aplicar procesos integrales de salud de calidad mediante actividades de prevención, asistencia, investigación y docencia, tiene previsto llevar a cabo el Proyecto "Atención Integral, Oportuna y Gratuita al Paciente que Ingresa a los Diferentes Servicios Médicos del Hospital Universitario de Caracas". Cuenta con un presupuesto de Bs. 380,1 millones y estima atender 422.693 pacientes.

El Instituto Nacional de Higiene Rafael Rangel (Inhrr), tiene previsto continuar fortaleciendo el crecimiento de sus cuatro líneas de acción: producción de vacunas e insumos, servicio de diagnóstico y/o seguimiento de enfermedades trasmisibles, vigilancia sanitaria de productos de uso y consumo humano y formación de profesionales en salud, a través de la construcción de la última fase del Centro de investigación y Desarrollo de Vacunas, servicios gratuitos de diagnósticos y/o seguimiento de enfermedades trasmisibles entre los que se encuentra seguimiento y evaluación de pacientes VIH(+), vigilancia sanitaria de productos de uso y consumo humano con fines de registro sanitario y control para proteger y fomentar la salud de la población venezolana, prevé presupuesto por Bs. 386,1 millones.

El Instituto Nacional de Nutrición (INN), tiene como actividad principal la elaboración de planes nacionales de nutrición, vigilancia de la situación alimentaria nutricional, desarrollo de normas y actividades de seguimiento, evaluación, control, promoción y orientación de la educación e investigación en materia de alimentación para así contribuir a mejorar la malnutrición y enfermedades asociada a las mismas, de la población considerada con riesgo nutricional, prevé un presupuesto de Bs 387,2 millones

La Fundación Hospital Cardiológico Infantil Latinoamericano Dr. Gilberto Rodríguez Ochoa tiene como actividad principal la atención médico-quirúrgica a niños, niñas y adolescentes con cardiopatías congénitas y/o adquiridas en el ámbito nacional e internacional, el cual tiene como objetivo brindar atención integral a través de consultas especializadas. Prevé la atención de 1.500 pacientes con un presupuesto de Bs. 141,2 millones.

La Fundación Misión Barrio Adentro creada el 22 de marzo del 2006, tiene como objetivo la gestión de los procesos administrativos a fin de desarrollar los planes, proyectos y programas que permitan mejorar la calidad de vida y salud a través de la Misión Barrio Adentro I y II y prevé presupuesto por Bs. 206,7 millones.

El Servicio autónomo Hospital Universitario de Maracaibo, tiene como objetivo proporcionar servicios de salud a la población del área de influencia y demandante de hospital en los aspectos: curativos, preventivos, promoción y rehabilitación de los grupos de usuarios con ayuda de los servicios auxiliares y de apoyo al diagnóstico. Prevé presupuesto por Bs. 291,6 millones.

- **Seguridad Social**

Entre los organismos que realizan actividades dirigidas a este sector tenemos: Instituto Nacional de los Seguros Sociales (IVSS), Instituto de Previsión Social de las Fuerzas Armadas Nacionales (Ipsfa), Instituto de Previsión y Asistencia Social al Personal del Ministerio de Educación (Ipasme), Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas, Fondo de Inversión y Previsión Socio-económica para el Personal Empleados y Obreros de las Fuerzas Armadas Nacionales (Fondoefa) y el Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central, cuyos organismos tienen como objetivo principal llevar a cabo el sistema de protección socio-económica que comprende: atención médico-hospitalaria odontológica, pólizas de Hospitalización, Cirugía y

Maternidad (HCM), pensiones y otras prestaciones, en algunos organismos se incluye préstamos en dinero, hipotecarios, los cuales se extienden a sus familiares más inmediatos y para los que se estimó presupuesto por Bs. 23.264,2 millones.

El Instituto Venezolano de los Seguros Sociales cuyo objetivo medular es la seguridad social y la prestación de los servicios de salud, impulsa una política dirigida a satisfacer las demandas en el sector salud para toda la población, que haga posible el acceso universal de los servicios que presta el Instituto, contribuyendo a la aplicación de la Seguridad Social y el mejoramiento de la calidad de vida de la población, la prevención de las enfermedades y la asistencia curativa oportuna y adecuada, contempla la inclusión de 156.000 ciudadanos (as) al sistema de pensiones por las diferentes contingencias (vejez, incapacidad, invalidez, sobrevivientes y convenios bilaterales) para alcanzar un total de 1.353.313 pensionados, también continuará con la cancelación de las pensiones de los ciudadanos excluidos de las políticas sociales y del sistema de seguridad social que atienden a 150.000 beneficiarios. El organismo estima un presupuesto por Bs. 17.713,1 millones.

El Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central esta orientado a atender las solicitudes de liquidación que por concepto de prestaciones sociales, compensación por transferencia, anticipo e intereses sobre prestaciones sean requeridas por los organismos de la Administración Central y estima un presupuesto para el 2009 por Bs. 569,2 millones.

El Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (Ipasme) prevé un presupuesto de gastos por Bs. 2.276,2 millones, con lo cual formuló (6) proyectos: "Ipasme va a la escuela", "Fortalecimiento de la infraestructura del Ipasme", "Atención socio-económica al afiliado", "Asistencia cultural, recreativa, deportiva y turística a los afiliados y beneficiarios del Ipasme", y "Concesión de créditos" con los cuales pretende conceder 32.550 créditos, brindar atención asistencial a 6.957.025 personas, atender 250 escuelas bolivarianas, adecuar (63) sedes del Ipasme, otorgar 40.674 aportes socio-económicos al afiliado y ofrecer asistencia cultural, recreativa y turística a 897.055 afiliados.

El Ipsfa estima optimizar los recursos de jubilaciones, prestaciones y pensiones, así como el aseguramiento del cuidado integral de la salud, la vivienda y demás beneficios socioeconómicos, que contribuyan a la calidad de vida de cada afiliado acorde con lo establecido en el marco institucional. Presenta un presupuesto de gastos por Bs. 2.609,2 millones.

6.6.3 Sectores Productivos

Conformado por los Entes Descentralizados Funcionalmente de la República sin Fines Empresariales cuyo objetivo primordial es la producción de bienes y servicios dirigidos hacia los sectores productivos entre los que tenemos: Energía, Minas y Petróleo Industria y Comercio, Turismo y Recreación, Transporte y Comunicaciones y Agrícola. Se estima una asignación por Bs.F. 20.411,7 millones, con los cuales se tiene previsto el incremento de la producción, mejoras en las vías de comunicación terrestre y acuáticas, mantenimiento de áreas como parques y zoológicos, entre otros.

CLASIFICACIÓN POR SECTORES PRODUCTIVOS DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE DE LA REPÚBLICA, SIN FINES EMPRESARIALES PROYECTO DE LEY DE PRESUPUESTO AÑO 2009 (Millones de Bolívares)		
SECTORES	**MONTO**	**%**
Agrícola	2.654,2	13,0
Transporte y Comunicaciones	8.663,9	42,5
Industria y Comercio	8.336,8	40,8
Energía, Minas y Petróleo	392,0	1,9
Turismo y Recreación	364,8	1,8
TOTAL	**20.411,7**	**100,0**

- ## Agrícola

Entre los organismos que realizan actividades dirigidas a este sector tenemos: Instituto para el Control y la Conservación del Lago de Maracaibo y sus Cuencas Hidrográficas (Iclam), Instituto Nacional de Tierras (INTI), Corporación Venezolana Agraria (CVA),Fundación de Educación Ambiental, Servicio Autónomo de Sanidad Agropecuaria (SASA), Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (Fondafa) y el Fondo para el Desarrollo Agrario Socialista, entre otros, cuya política se enmarcará hacia el incremento de la producción agrícola, mejoras en la comercialización y distribución de los productos agrícolas, así como la atención al productor de los servicios de tecnologías, los cuales estimaron presupuestos por Bs. 2.654,2 millones.

La Corporación Venezolana Agraria (CVA) es la encargada de garantizar la seguridad - agroalimentaria de la población enmarcada en las líneas maestras del Plan de Desarrollo Económico y Social de la Nación 2007-2013, para lo cual estima desarrollar proyectos relacionados con la comercialización de rubros agrícolas que permitan abastecer las demandas populares, construcción de plantas agroindustriales para el almacenamiento y procesamiento de productos agrícolas, consolidación y puesta en marcha de unidades de Producción Socialista y capacitación y formación a pequeños y medianos productores para así, incrementar los niveles de producción agrícola y proporcionar seguridad y diversificación alimentaria. El Presupuesto 2009 prevé recursos por Bs. 158,0 millones.

El Instituto Nacional de Tierras (INTI), estimó presupuesto por Bs. 274,7 millones para llevar a cabo los siguientes proyectos: Formación de productores y productoras rurales, en el marco de la Transferencia de Competencias de la Gestión Pública al Poder Popular en la formación, actualización y control del registro agrario; censo de aguas con fines agrícolas; afectación de tierras, bienhechurías y mejoras en los procesos de rescate de tierras; remodelación y acondicionamiento de las oficinas regionales de tierras y rescate de tierras y construcción del Socialismo Agrario.

Al Instituto Nacional de Desarrollo Rural (Inder), le corresponde ser el ente público promotor y gestor del desarrollo integral y sustentable, que garantice el cumplimiento de los objetivos y lineamientos estratégicos del Plan de Desarrollo Económico y Social de la Nación 2007-2013, (Establecimiento de un Modelo Productivo Socialista), orientará su gestión hacia la promoción de políticas y planes nacionales vinculados con el riego, drenaje, saneamiento de tierras, construcción de obras de infraestructura, acondicionamiento de vías agrícolas que permitan abordar la problemática existente en el sector agrícola la cual dificulta el desarrollo económico en las comunidades rurales logrando de esta manera, implementar un proceso de desarrollo rural sustentable. Prevé recursos por Bs. 159,3 millones.

El Fondo para el Desarrollo Agrario Socialista (Fondas) fue creado para promover y garantizar el desarrollo armónico y coherente de las políticas, planes, proyectos y programas del Ejecutivo Nacional en materia agraria, mediante el financiamiento de la actividad productiva, dirigidos a fortalecer el desarrollo endógeno y la creación de un sistema agrario socialista. Con un presupuesto por Bs. 1.098,9 millones adelantará los siguientes proyectos: Financiamiento al Plan Integral de Desarrollo agrario Nacional Socialista hacia la incorporación del Poder Comunal; escuelas de servidores públicos y líderes campesinos; sistema de información de estadísticas de Fondas y desarrollo de la cadena de valor y el tejido agroindustrial socialista

- **Transporte y Comunicaciones**

Entre los organismos que realizan actividades dirigidas a este sector tenemos: Instituto de Ferrocarriles del Estado (IFE), Fundación Fondo Nacional de Transporte Urbano (Fontur) Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA), Instituto Nacional de Transporte Terrestre (INTT), Fundación Laboratorio Nacional de Vialidad, Instituto Postal Telegráfico de Venezuela (Ipostel), Instituto Nacional de Canalizaciones, Instituto Nacional de Aeronáutica Civil (INAC), Instituto Autónomo Aeropuerto Internacional de Maiquetía (Iaaim) e Instituto Autónomo Comisión Nacional de Telecomunicaciones (Conatel), entre otros.

Se estiman gastos para este sector por Bs. 8.663,9 millones, para lo cual se prevé llevar a cabo proyectos y obras de orden estratégico para el desarrollo de la infraestructura nacional con especial énfasis en el transporte masivo y ferroviario, rehabilitación de puentes y túneles y carreteras y autopistas.

El Instituto de Ferrocarriles del Estado (IFE), prevé recursos para el 2009 por Bs. 572,3 millones, con los cuales persigue desarrollar e integrar los sistemas de seguridad operacionales de la red ferroviaria, enlazándolos con mecanismos nacionales de seguridad, a fin de prestar un servicio confiable, que permita configurar un sistema integral de transporte masivo. Así mismo se busca potenciar las líneas comerciales del sistema ferroviario y fomentar y apoyar la participación y el compromiso para la reubicación de las familias afectadas por la construcción del Sistema Ferroviario Nacional. Entre los proyectos a ejecutar se tiene: proyecto ferroviario Ezequiel Zamora, Tramo Puerto Cabello-La Encrucijada, Rehabilitación del Sistema Centro Occidental Simón Bolívar, tramos Puerto Cabello-Barquisimeto y Yaritagua-Acarigua.

El Instituto Nacional de Tránsito Terrestre (INTT) prevé presupuesto por Bs.1.080,4 millones, con los cuales atenderá las áreas de educación y seguridad vial y el desarrollo y mejoras a la infraestructura, contempla también la creación de las Escuelas de Conductores y Parques Viales para así, incentivar la conciencia ciudadana a fin de disminuir los índices de accidentes viales. Se prevé la adquisición e instalación de maquinarias y equipos de avanzada que permitan el control del transporte terrestre de carga de mercancías y de pasajeros. En cuanto al Plan Nacional de Conservación, Rehabilitación, Mantenimiento y Reposición de la Red Vial del País invertirá en señalización, demarcación y sustitución de defensas que permitirán mejorar la capacidad operativa de las vías a lo largo del territorio nacional. Por otra parte se proyecta la concreción, masificación e implementación de los nuevos formatos de licencias para conducir y de las nuevas matrículas vehiculares, así como el resguardo y custodia y automatización de expedientes de vehículos y conductores.

- **Industria y Comercio**

Se estiman recursos por Bs. 8.336,8 millones, para este sector. Entre los organismos que conforman el mismo se registran: las Corporaciones de Desarrollo Regional (Corpotulipa, Corpocentro, Corpovargas, Corpozulia, Corpollanos, Corpoandes Fudeco, CVG), Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (Sencamer), Servicio Autónomo de la Propiedad Intelectual (SAPI), Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (Inapymi), Fondo de Desarrollo Microfinanciero (Fondemi), Fondo para el Desarrollo Endógeno, Fondo Venezolano de Reconversión Industrial y Tecnológica (Fondoin) y el Servicio Autónomo Fondo Nacional de los Consejos Comunales (Safonacc), entre otros, cuyos programas y proyectos de inversión están contemplados en los lineamientos del Plan Nacional de Desarrollo Social 2007-2013 formulados conjuntamente con otras instituciones y con la participación de las comunidades, orientadas a promover actividades que conlleven al desarrollo de proyectos generadores de valor agregado y empleo por regiones.

La Corporación Venezolana de Guayana (CVG) prevé presupuesto por Bs. 1.248,9 millones orientados a proyectos de infraestructura o de apoyo a la producción y a los servicios que permitan el avance de los grandes proyectos estructurantes del desarrollo nacional y los proyectos asociados a los ejes territoriales de desarrollo en las áreas social, agrícola, minera, vivienda, vialidad, macroservicios de desarrollo endógeno

En este sector se registran los recursos asignados al Banco Nacional de Vivienda y Hábitat (Banavih), organismo que financia los proyectos relacionados con el Plan de Vivienda, con un presupuesto de Bs. 4.391,4 millones, prevé financiar las actividades programadas por la Misión Villanueva que incluye la transformación de los centros urbanos, la rehabilitación de urbanizaciones populares y centros históricos, la transformación del hábitat rural e indígena, la creación de ciudades sustentables y la provisión de tierras y regularización de la tenencia de tierra.

El Fondo de Crédito Industrial (Foncrei), tiene como objetivo principal la promoción de programas tendentes al desarrollo, diversificación e integración de la industria nacional, con especial énfasis en la pequeña y mediana industria (PyMI) vinculados al sector manufacturero y de servicios conexos así como al turismo, orientará su gestión en la creación de mecanismos de integración y control en el marco de la democracia revolucionaria , garantizando la asistencia integral y el financiamiento real y oportuno del sector, adaptado a la nueva estructura social y política del país, en aras de alcanzar los niveles estratégicos que demanda la actual economía de la nación. Para el año 2009 se busca fusionar el Fondo de Crédito Industrial (Foncrei) y el Instituto Nacional para la Pequeña y Mediana Industria (Inapymi), en una institución única que garantice el financiamiento oportuno a los proyectos de inversión y estima un presupuesto por Bs. 153,4 millones.

El Safonacc, orienta su gestión en el manejo de los recursos asignados a los Consejos Comunales, financiando proyectos comunitarios, sociales y productivos, propuestos por la Comisión Presidencial del Poder Popular dirigido a estimular el desarrollo de las comunidades organizadas brindando herramientas e instrumentos necesarios para alcanzar una inversión socialmente productiva, garantizando el flujo financiero transparente y para ello cuenta con un presupuesto de Bs. 1.541,1 millones.

6.6.4 Sector Servicios Generales

Conformado por los sectores de Seguridad y Defensa y Dirección Superior del Estado, cuya política presupuestaria para el 2009 se enfoca hacia la coordinación de acciones tendentes a la definición, dirección, supervisión y control de las políticas económicas, fiscales y financieras por parte del Poder Ejecutivo y Legislativo y las relacionadas con la seguridad y defensa del Estado.

Se estima para el sector gastos por Bs. 6.370,4 millones, recursos estos que permitirán acelerar el saneamiento y modernización de las aduanas, fortaleciendo los mecanismos de supervisión y control, para hacerlas instrumentos cónsonos con el desarrollo del comercio internacional entre otros.

CLASIFICACIÓN POR SECTORES DE SERVICIOS GENERALES DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE DE LA REPÚBLICA, SIN FINES EMPRESARIALES

PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolívares)

SECTORES	MONTO	%
Dirección Superior del Estado	4.846,4	76,1
Seguridad y Defensa	1.524,0	23,9
TOTAL	**6.370,4**	**100,0**

- **Dirección Superior del Estado**

El sector está conformado por los siguientes organismos: Superintendencia de Seguros (Sudeseg), Comisión Nacional de Valores (CNV), Instituto Nacional de Estadística (INE), Fondo de Garantía de Depósitos y Protección Bancaria (Fogade), Superintendencia de Servicios de Certificación Electrónica (Suscerte) y Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat), entre otros.

El Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat), orientará su gestión a la dotación y equipamiento tecnológico para el fortalecimiento de los proyectos : plan evasión cero, plan contrabando cero y modernización del SENIAT III y continuar con el desarrollo de la cultura tributaria entre los contribuyentes y la población en general. Prevé presupuesto por Bs. 2.569,2 millones.

El Fogade orientará su gestión a la promoción del ahorro con equidad y la aplicación de estímulos fiscales diferenciados a través de la mejora y ampliación del sistema de garantías de depósitos. Por otra parte continuará agilizando los procesos para el pago de depósitos garantizados del público en los bancos e institutos de créditos en liquidación que alcanza a Bs. 1,0 millones. Prevé presupuesto por Bs. 1.498,1 millones.

6.6.5 Gastos no clasificados Sectorialmente

Se incluye en este sector al Fondo Intergubernamental para la Descentralización (Fides) organismo que promueve el proceso de descentralización desconcentrada y el desarrollo del equilibrio territorial, a través del apoyo y asistencia técnica a los Estados, Municipios y Consejos Comunales, a fin de obtener resultado en el sistema social y contribuir a la consolidación de un estado democrático, social de derecho y justicia. Deberá destinar Bs. 2.199,9 millones a las Entidades Federales, Bs. 1.466,6 millones a las entidades municipales, Bs. 1.571,3 millones serán transferidos directamente al Servicio Autónomo Fondo Nacional de los Consejos Comunales (Safonacc) y el resto para cubrir sus gastos de funcionamiento. Para ello estima un presupuesto por Bs. 5.261,6 millones.

Capítulo 7
ÁMBITO REGIONAL

Capítulo 7

ÁMBITO REGIONAL

7.1 Consideraciones Generales

La demanda sostenida y reiterada de la sociedad venezolana de producir los cambios políticos necesarios para la transformación de la falsa federación establecida en la Constitución de 1961, por una federación auténtica que impulsará una efectiva distribución territorial del poder entre el estado nacional, entidades federales, distritos, municipios y sociedad, mediante un proceso descentralizador caracterizado por la reformulación del sistema democrático, en el que la participación ciudadana pasara de una mera aspiración a ser la razón fundamental para el encuentro de las fuerzas sociales organizadas como verdaderos instrumentos políticos protagonistas en la definición y ejecución de las políticas públicas, condujo a que en la Constitución del año 1999, la descentralización, más que un principio se convirtiera en política de Estado.

En efecto, el proceso de descentralización político territorial que se institucionalizó en Venezuela desde 1989 con la promulgación de Ley de Elección y Remoción de los Gobernadores, la Ley Orgánica de Descentralización, Delimitación y Transferencia de Competencias del Poder Público (Loddtcpp) según GO N° 37.753 de fecha 14/08/2003, y la Ley Orgánica del Régimen Municipal (LORM), derogada, respondió más a los cambios previstos en los procesos de reestructuración económica que impulsaba la dinámica globalizadora mundial, que a una estrategia para promover la participación y profundizar la democracia, apuntalando con ello, la eficiencia de la gestión pública.

De tal suerte que, bajo el énfasis en las exigencias de un Estado neoliberal, no interventor en la actividad económica, el proceso de descentralización que se inició en los estados con el traspaso exclusivo a las gobernaciones de la infraestructura de servicios a la economía como vialidad, puentes, puertos y aeropuertos, servicios que requieren una alta eficiencia para el funcionamiento de los mercados en el ámbito internacional, se caracterizó durante la década que va desde 1989 hasta 1999, meramente por ser un proceso de descentralización territorial del poder, con profundas presiones de las organizaciones sociales reclamando participación. Si bien la elección directa de los gobernadores abrió un espacio alternativo al pluralismo político, el mantenimiento de viejas condiciones con tendencia a fortalecer el modelo de democracia representativa, impidió que esta estrategia se constituyera en una vía para distribuir socialmente el poder, por lo cual los sectores sociales hasta entonces marginados del poder, continuaron como tal.

Vista de esa manera, la descentralización sólo puede entenderse como la respuesta agónica a las complejas tensiones políticas y conflictos sociales producidos por la incapacidad del sistema de satisfacer las múltiples demandas económicas, sociales y políticas de la población, y por la ausencia de canales efectivos para el ejercicio de la participación ciudadana. En consecuencia, la descentralización esgrimida como proceso para el desarrollo local, avanzó en lo político favoreciendo, más que todo, la disolución del Estado Nacional y la constitución de feudos regionales que expresaban con su gestión la ausencia de un proyecto de desarrollo para el país. Por otra parte, contribuyó a la duplicidad burocrática, reproducción de estructuras nacionales en regiones y espacios locales, y a la emulación de poder y dominio político a través del control presupuestario.

En tanto, la transferencia de competencias que bien pudo significar el acercamiento del poder de decisión política a los ciudadanos, provocó en lo social, más bien la desarticulación de importantes sistemas de servicios públicos como salud y educación, además de otros resultados negativos como el deterioro de la calidad del sistema médico hospitalario delegado a las Gobernaciones, de la infraestructura escolar y las precarias condiciones de vías de comunicación y otras obras de competencia regional, espacios en los que sin la intervención del Gobierno Nacional, se hace imposible su recuperación.

Con el ascenso al poder del presidente Hugo Chávez Frías en 1999, comienza a transformarse radicalmente el escenario político del país, y bajo el principio de refundar la República y transformar las bases normativas y legales de la sociedad venezolana, se aprueba el 15 de diciembre de 1999, mediante referéndum popular, la Constitución de la República Bolivariana de Venezuela, en la cual se define al Estado como federal descentralizado y al gobierno como democrático, participativo, electivo, descentralizado, alternativo, responsable, pluralista y de mandatos revocables, y se rediseñan los principios, las instituciones, los mecanismos de regulación y los alcances del proceso de descentralización, estableciendo un ámbito regional organizado en estados, municipios, el distrito capital, las dependencias y los territorios federales.

En ese marco constitucional, la descentralización, como política nacional, profundiza la democracia, acercando el poder a la población y creando las mejores condiciones, tanto para el ejercicio de la democracia como para la prestación eficaz y eficiente de los cometidos estatales. En este contexto, la participación ciudadana entendida como el derecho de participar libremente en los asuntos públicos, directamente o por medio de sus representantes elegidos, debe formalizar su intervención en la formación, ejecución y control de la gestión pública, mediante el establecimiento de mecanismos e instrumentos políticos y jurídicos que orienten el poder comunal hacia la verdadera democracia participativa, sustentada en valores de cooperación, la solidaridad, complementariedad, inclusión y desarrollo humano.

Como órgano encargado de la planificación y coordinación de políticas y acciones para el desarrollo del proceso de descentralización y transferencia de competencias del poder nacional a los estados y municipios, la Constitución del año 1999, contempla la creación del Consejo Federal de Gobierno, el cual será presidido por el Vicepresidente Ejecutivo de la República e integrado por los Ministros, los gobernadores, un alcalde por cada Estado y representantes de la sociedad organizada, de acuerdo con la ley. De igual forma, prevé la creación de mecanismos abiertos y flexibles para que los estados y los municipios descentralicen y transfieran a las comunidades y grupos vecinales organizados los servicios que éstos gestionen previa demostración de su capacidad para prestarlos.

En ese mismo orden, el Gobierno Nacional diseñó y puso en marcha el Plan de Desarrollo Económico y Social de la Nación 2001-2007, con el propósito fundamental de aprovechar las potencialidades nacionales para lograr una distribución equilibrada y sostenible de las actividades productivas, las inversiones y la población a lo largo del territorio nacional, reorientando al mismo tiempo, bajo la perspectiva de una estrategia de descentralización desconcentrada, los recursos y fuerzas sociales, económicas y políticas del país para alcanzar formas justas en la distribución territorial del ingreso, sobre la base de las potencialidades y especificidades de cada región.

Con la promulgación de las leyes por las cuales se crean los Consejos Estadales de Planificación y Coordinación de Políticas Públicas y el Consejo Local de Planificación Pública en los municipios, las autoridades de estas entidades regionales han venido cumpliendo un papel relevante en función de asegurar la coordinación y participación social en la elaboración y seguimiento de los planes estadales y municipales de desarrollo, así como de los programas y acciones que se ejecutan en la jurisdicción de sus territorios, vinculándolos y armonizándolas con los planes nacionales y regionales correspondientes.

Adicionalmente, las recientes reformas introducidas en la (Loddtcpp), en la Ley que crea el Fondo Intergubernamental para la Descentralización (Fides), según GO N° 5.805 Ext. de fecha 22/03/2006 y en la Ley de Asignaciones Económicas Especiales Derivadas de Minas e Hidrocarburos (LAEE), según GO N° 5.824 Ext. de fecha 13/10/2006, así como la aprobación y promulgación de la Ley de los Consejos Comunales según GO N° 5.806 Ext. de fecha 10/04/2006, y el Decreto con Rango Valor y Fuerza de Ley para la Promoción y Desarrollo de la Pequeña y Mediana Industria y Unidades de Propiedad Social, según Decreto N° 6.215 GO N° 5.890 Ext. de fecha 31/07/2008, entre otros instrumentos jurídicos de gran impacto social, amplían el espacio de participación de las comunidades, previsto en la Constitución y, fortalecen el proceso de descentralización al trascender su esquema ortodoxo, transfiriéndole mayor poder al pueblo.

No obstante, persisten en la estructura territorial actual, rigurosidades estructurales y funcionales que restringen el mar de potencialidades de los agentes de desarrollo, actores políticos y fuerzas sociales. Por tanto, su modificación por una estructura socio-territorial, tal como fue prevista en las líneas generales del Plan, ofrece en un horizonte temporal de mediano y largo plazo, la conformación de un nuevo sistema económico-productivo, diversificado e integrado, tanto funcionalmente como territorialmente, así como la inclusión social a través de la incorporación de espacios y actividades productivas bajo regímenes de producción social, cooperativos, asociativos y solidarios.

En este propósito, en el año 2009 se aplicarán esfuerzos sostenidos y coherentes de gestión pública, planificación estratégica y movilización de actores políticos y fuerzas sociales con visión geoestratégica compartida, para construir las bases sobre las cuales transitamos hacia esa nueva organización socio-territorial, que permitan la movilización integral de patrimonios, recursos de poder y capacidades endógenas de fuerzas sociales, agentes de desarrollo y actores políticos que conforman el bloque nacional popular bolivariano, con la puesta en práctica de políticas públicas, coherentes con los principios constitucionales de integración territorial, cooperación, solidaridad, concurrencia y corresponsabilidad entre los diferentes niveles de gobierno y la sociedad organizada de manera protagónica y participativa en instancias constituidas para tal fin.

De igual modo, se impulsará una gestión y administración racional del ordenamiento territorial urbano regional, a través de sus diferentes niveles de gobierno, el ordenamiento de tierras agrícolas, de las áreas protegidas, áreas bajo régimen especial, territorios indígenas y el desarrollo sustentable del mar territorial y de otros espacios acuáticos, en función de fortalecer la integración territorial y la soberanía nacional.

En este contexto, las gobernaciones y alcaldías, orientarán su acción de gobierno, en primer lugar a profundizar y consolidar los logros alcanzados con base en el desarrollo económico y social, previstos originalmente en el citado Plan Nacional, y en segundo lugar, a construir estructuras sólidas para el establecimiento de la nueva visión socio - territorial, fundamentada en la articulación de un modelo de desarrollo territorial desconcentrado, definido por ejes de desarrollo regionales e integradores, entre ellos, los Ejes Norte-Costero, Norte-Llanero, Apure-Orinoco, Oriental y Occidental, que se articularán con la construcción y organización espacial del nuevo modelo socio-productivo endógeno, en el cual la inversión productiva y la formación de redes y polos de desarrollo, deberán considerar la geocultura nacional y el ordenamiento racional de los recursos y del territorio; mejorando así, las condiciones de vida de los asentamientos humanos, en áreas como la salud, educación, deporte, servicios públicos y seguridad social, e integrando los sistemas de transporte y comunicaciones, por ser instrumentos esenciales para mejorar la accesibilidad en la mayor parte del territorio y por tanto, la clave para lograr una sinergia socio-territorial sustentable y avanzar en la inclusión social.

Bajo esta premisa, los gobiernos estadales y municipales continuarán apoyando el desarrollo de las unidades de producción social, tales como: las Cooperativas, las Unidades de Producción Socialista (UPS) y Empresas de Producción Social (EPS), creadas por el Gobierno Bolivariano para impulsar la producción agrícola nacional y la consolidación de la seguridad y soberanía alimentaria del pueblo venezolano, todo esto para ejercer las competencias y procurar el cumplimiento del Decreto con Rango, Valor y Fuerza de Ley Orgánica de Seguridad y Soberanía Agroalimentaria, según Decreto N° 6.071, GO N° 5.889 Ext de fecha 31/07/2008, que establece la participación social en la planificación de la producción agrícola sustentable, a partir incluso de la discusión de las políticas locales a través de las Asambleas Agrícolas como espacios de planificación participativa, distribuidas en tres niveles (nacional, regional y local).

Así mismo, estos niveles de gobierno seguirán respaldando los procesos de creación y consolidación de las misiones, las cuales se han convertido en los más impactantes aciertos que ha tenido el Gobierno Nacional como estrategia para atender en el corto plazo las demandas fundamentales y urgentes de la población en materia de salud, educación, empleo, vivienda, seguridad alimentaria, ciencia y tecnología, economía cooperativa, desarrollo de las comunidades indígenas y promoción cultural, entre otras. Las misiones como nuevas y efectivas estructuras administrativas se insertan en el contexto de la reorganización y reestructuración del Estado venezolano, a través de las disposiciones del Decreto con Rango, Valor y Fuerza de Ley Orgánica de la Administración Pública, según Decreto N° 6.217, GO N° 5.890 Ext de fecha 31/07/2008, en el que además, se establecen y definen los compromisos de gestión, por medio de los cuales se formalizan convenios entre los órganos superiores de dirección y los órganos o entes de la Administración Pública entre sí, o entre éstos y las Gobernaciones de Estado, los Consejos Comunales y/o las comunidades organizadas, para la obtención de determinados resultados en los respectivos ámbitos de su competencia.

En paralelo, en un esfuerzo conjunto con el Ejecutivo Nacional, las gobernaciones y alcaldías del país continuarán promoviendo e impulsando los cambios legales, administrativos y técnicos que requiere la implantación de la Técnica de Formulación del Presupuesto por Proyectos y Acciones Centralizadas, a partir de la formulación presupuestaria del año 2010, con la finalidad de unificar los criterios de formulación, ejecución, liquidación y cierre del presupuesto nacional, con los presupuestos estadales y municipales, facilitando al mismo tiempo, que las autoridades con responsabilidad de gobierno, puedan hacer seguimiento a los recursos invertidos y a los resultados alcanzados como producto de su gestión, de conformidad de lo establecido en el artículo 315 de la Constitución de la República Bolivariana de Venezuela. En tanto, las entidades estadales y municipales formularán el presupuesto del año fiscal 2009, bajo la Técnica de Presupuesto por Programa.

La importancia de implantar en los Estados, la Técnica de Formulación del Presupuesto por Proyectos y Acciones Centralizadas, radica por una parte, en la necesidad de establecer en esa jurisdicciones territoriales mecanismos efectivos de distribución de recursos, y por otra, disponer de información presupuestaria, financiera y contable de manera uniforme y útil para el ejercicio de la auditoría interna y externa, y para la toma de decisiones.

Por otra parte, las políticas públicas de carácter social diseñadas por las instancias de planificación y participación ciudadana a nivel regional y local durante el año fiscal 2009, contemplarán avances importantes en el desarrollo y aplicación del enfoque de género, como mecanismo eficaz y eficiente para corregir las inequidades y desigualdades que históricamente han caracterizado a los ciudadanos y ciudadanas del país.

Para contribuir con la estrategia del desarrollo endógeno y sustentable, se incorporan las Corporaciones Regionales de Desarrollo (Corpocentro, Corpollanos, Corpoandes, Corpovargas, Corpozulia y la Corporación Venezolana de Guayana,) así como la Fundación para el Desarrollo de la Región Centro Occidental (Fudeco), como organismos propulsores de las políticas regionales dictadas por el Ejecutivo Nacional, las cuales orientarán en el año 2009, un conjunto de acciones encaminadas a profundizar la participación organizada del pueblo, mediante la planificación del desarrollo e instauración del nuevo modelo productivo socialista, promoviendo y coadyuvando al desarrollo endógeno, integral y sustentable en las regiones con vocación y potencialidades para la producción agrícola, la industria básica no energética, la manufactura y los servicios básicos; la actividad turística, y el rescate de elementos históricos que estén integrados a un espacio geográfico.

En el mismo orden, y en sujeción al Plan Nacional de Ciencia Tecnología e Innovación, las Fundaciones Estadales para el Desarrollo de la Ciencia y la Tecnología (Fundacites), instituciones de carácter regional, adscritas al Ministerio del Poder Popular para Ciencia y Tecnología, orientarán sus políticas en el año 2009, hacia la búsqueda de una nueva cultura científica, basada en los principios que soportan las nuevas relaciones entre Estado, sociedad y conocimiento, mediante la instrumentación de importantes actividades relacionadas con la formación de redes de conocimiento articuladas a los problemas de la sociedad, incorporando el uso de la Tecnología de Información y Comunicación (TIC) en el proceso de democratización y articulación del conocimiento, como mecanismo estratégico para difundir de manera masiva la ciencia, la tecnología y la innovación.

7.2 Entidades Federales

Con relación a la nueva estructura del Estado venezolano, el diseño constitucional consagra un Estado Federal que se define como descentralizado, para así expresar la voluntad de transformar el anterior Estado centralizado en un verdadero modelo federal con las especificidades que requiere nuestra realidad. En todo caso, el régimen federal venezolano pasa a regirse por los principios de integridad territorial, cooperación, solidaridad, concurrencia y corresponsabilidad que son característicos de un modelo federal cooperativo, en el que las comunidades y autoridades de los distintos niveles político territoriales participan en la formación de las políticas públicas comunes a la Nación, integrándose en una esfera de gobierno compartida para el ejercicio de las competencias en que concurren. De esta manera, la acción de gobierno de los municipios, de los estados y del Poder Nacional se armoniza y coordina, para garantizar los fines del Estado venezolano al servicio de la sociedad.

En este orden constitucional, se concibe a los Estados (Entidades Federales) como entidades autónomas e iguales en lo político, con personalidad jurídica plena, obligados a mantener la independencia, la soberanía e integridad nacional, y dotados de las siguientes competencias exclusivas:

- Dictar su Constitución para organizar los poderes públicos, de conformidad con lo dispuesto en la Constitución

- La organización de sus Municipios y demás entidades locales y su división político territorial, conforme a la Constitución y a la ley

- La administración de sus bienes y la inversión y administración de sus recursos, incluso de los provenientes de transferencias, subvenciones o asignaciones especiales del Poder Nacional, así como de aquellos que se les asignen como participación en los tributos nacionales

- La organización, recaudación, control y administración de los ramos tributarios propios, según las disposiciones de las leyes nacionales y estadales

- El régimen y aprovechamiento de minerales no metálicos, no reservados al Poder Nacional, las salinas y ostrales y la administración de las tierras baldías en su jurisdicción, de conformidad con la ley

- La organización de la policía y la determinación de las ramas de este servicio atribuidas a la competencia municipal, conforme a la legislación nacional aplicable

- La creación, organización, recaudación, control y administración de los ramos de papel sellado, timbres y estampillas

- La creación, régimen y organización de los servicios públicos estadales

- La ejecución, conservación, administración y aprovechamiento de las vías terrestres estadales

- La conservación, administración y aprovechamiento de carreteras y autopistas nacionales, así como de puertos y aeropuertos de uso comercial, en coordinación con el Ejecutivo Nacional

- Todo lo que no corresponda, de conformidad con la Constitución, a la competencia nacional o municipal.

Sobre las materias objeto de competencias concurrentes, la Constitución prevé su regulación mediante leyes de bases dictadas por el Poder Nacional, y leyes de desarrollo aprobadas por los Estados. Esta legislación debe estar inspirada en principios de interdependencia, coordinación, cooperación, corresponsabilidad y subsidiariedad. Asimismo, el texto fundamental sujeta la actividad administrativa que desarrollan los Órganos y Entes que conforman el Poder Público Estadal a los principios de legalidad, honestidad, participación, celeridad, eficacia, eficiencia, transparencia, rendición de cuentas y responsabilidad en el ejercicio de la función pública.

A tal efecto, la Loddtcpp, en ejercicio de las competencias concurrentes referidas en la Constitución, prevé la transferencia progresiva a los estados, de los servicios que actualmente presta el Poder Nacional, los cuales se relacionan a continuación:

- La planificación, coordinación y promoción de su propio desarrollo integral, de conformidad con las leyes nacionales de la materia

- La protección de la familia, y en especial del menor

- Mejorar las condiciones de vida de la población campesina

- La protección de las comunidades indígenas atendiendo a la preservación de su tradición cultural y la conservación de sus derechos sobre su territorio

- La educación, en los diversos niveles y modalidades del sistema educativo, de conformidad con las directrices y bases que establezca el Poder Nacional
- La cultura en sus diversas manifestaciones, la protección y conservación de las obras, objetos y monumentos de valor histórico o artístico
- El deporte, la educación física y la recreación
- Los servicios de empleo
- La formación de recursos humanos y, en especial, los programas de aprendizaje, capacitación y perfeccionamiento profesional, y de bienestar de los trabajadores
- La promoción de la agricultura, la industria y el comercio
- La conservación, defensa y mejoramiento del ambiente y los recursos naturales
- La ordenación del territorio del Estado, de conformidad con la ley nacional
- La ejecución de las obras públicas de interés estadal con sujeción a las normas o procedimientos técnicos para obras de ingeniería y urbanismo establecidas por el Poder Nacional y Municipal, y la apertura y conservación de las vías de comunicación estadales
- La vivienda popular, urbana y rural
- La protección a los consumidores, de conformidad con lo dispuesto en las leyes nacionales
- La salud pública y la nutrición, observando la dirección técnica, las normas administrativas y la coordinación de los servicios destinados a la defensa de las mismas que disponga el Poder Nacional
- La investigación científica
- La defensa civil.

Con base en las mencionadas competencias y principios rectores, los Estados como unidades de la organización política y territorial de la República, han venido cumpliendo un papel relevante por su contribución al desarrollo integral del país a través de una actuación coherente, inserta en los planes municipales, regionales y nacionales de desarrollo, bajo el propósito común de satisfacer las necesidades y expectativas de las ciudadanas y ciudadanos mediante acciones que garanticen justicia, equidad, objetividad y eficiencia.

Inspirados por la visión del Estado Federal Cooperativo, los gobiernos de las entidades federales del país, han contribuido significativamente en las importantes transformaciones que en materia de descentralización se han producido en el país, haciendo realidad la histórica aspiración de una auténtica democracia participativa y protagónica, promoviendo e impulsando la articulación e integración de las diversas organizaciones comunitarias, grupos sociales y los ciudadanos y ciudadanas, de manera tal que, mediante la acción conjunta y coordinada del gobierno nacional y de los gobiernos estadales y municipales, proporcionen los mecanismos políticos, económicos y financieros que el pueblo organizado requiere para ejercer directamente la gestión de las políticas públicas.

En este sentido, se crearon los Consejos Estadales de Planificación y Coordinación de Políticas Públicas, presididos por el Gobernador o Gobernadora e integrado por los Alcaldes o Alcaldesas, los directores o directoras estadales de los ministerios; y una representación de los legisladores elegidos o legisladoras elegidas por el Estado a la Asamblea Nacional, del Consejo Legislativo, de los concejales o concejalas y de las comunidades organizadas, incluyendo las indígenas donde las hubiere; como instancias rectoras de la planificación de las políticas públicas estadales, a los cuales les corresponde entre otras atribuciones, definir las pautas sobre la explotación racional de los recursos, la orientación de las inversiones, la importancia del desarrollo tecnológico, la prestación eficiente de los servicios y el impulso y promoción del proceso de desconcentración poblacional, mediante un enfoque holístico e integral del proceso de desarrollo territorial, tomando en consideración las especificidades de cada estado y de sus municipios integrantes, en cuanto a las condiciones poblacionales, desarrollo económico, capacidad para generar ingresos fiscales propios, situación geográfica, elementos históricos y culturales y otros factores relevantes.

Inmersos con su gestión y recursos, los estados continúan contribuyendo con la aceleración de la transición hacia la edificación y profundización del modelo social incluyente, productivo, socialista, humanista y endógeno, dentro de los objetivos, estrategias y políticas del Plan de Desarrollo Económico y Social de la Nación 2007-2013, Proyecto Nacional Simón Bolívar, Primer Plan Socialista, que orientan la acción del Gobierno Bolivariano en dicho período constitucional, teniendo como norte, las directrices que en dicho plan se dictan como la nueva ética socialista; la suprema felicidad social; la democracia protagónica revolucionaria; el modelo productivo socialista; la nueva geopolítica nacional; una Venezuela como potencia energética mundial, y una nueva geopolítica internacional.

En lo que respecta a la modificación de la estructura territorial, prevista en la nueva geopolítica nacional, la cual se inscribe en un horizonte temporal de mediano y largo plazo, requiere de la unión de esfuerzos sostenidos y coherentes de gestión pública, en el que las fuerza sociales, y los actores políticos, valga decir el gobierno nacional, los gobiernos subnacionales y la sociedad organizada, se movilicen con una visión geoestratégica compartida, en función de lograr un nuevo sistema económico productivo, diversificado tanto funcionalmente como territorialmente, así como la inclusión social a través de la incorporación de espacios y actividades productivas bajo regímenes de producción social, cooperativos, asociativos y solidarios.

Bajo esta orientación, durante el año 2006, el Ejecutivo Nacional con el concurso de los gobiernos estadales y municipales, promovieron en el ámbito legal, las reformas a las leyes del Fides y LAEE, creando con ello las bases para que la participación y el protagonismo social sea una realidad tangible, al incluir en su ángulos de distribución de recursos a los Consejos Comunales, instancias de participación, articulación e integración entre las diversas organizaciones comunitarias, grupos sociales y los ciudadanos y ciudadanas, con los órganos del Estado, para la formulación, ejecución, control y evaluación de las políticas públicas. Estas formas de organización se rigen conforme a los principios de corresponsabilidad, cooperación, solidaridad, transparencia, rendición de cuentas, honestidad, eficacia, eficiencia, responsabilidad social, control social, equidad, justicia e igualdad social y de género.

Aunado a lo anterior, el Ejecutivo Nacional promulgó en el marco de la Ley Habilitante, durante el período 2007 - 2008, un grupo de Decretos con Rango Valor y Fuerza de Ley, los cuales constituyen formidables avances en la construcción del nuevo modelo productivo socialista, al introducir cambios sustanciales en materia administrativa, organizacional, económica y financiera, destacando en lo económico y social, entre otras: las leyes de Seguridad y Soberanía Agroalimentaria; para el Fomento de la Economía Popular y de

Defensa de las Personas en el Acceso a los Bienes y Servicios; para la Promoción y Desarrollo de la Pequeña y Mediana Industria y Unidades de Propiedad Social; del Banco Agrícola de Venezuela; de Transporte Ferroviario Nacional, del Régimen Prestacional de Vivienda y Hábitat, y la Ley del Sistema de Seguridad Social, instrumentos legales con los cuales se persigue brindarles mayor apoyo a los consejos comunales, las misiones sociales, las unidades de producción social, el establecimiento de la solidaridad social, y la transformación y desarrollo institucional de todos los niveles de gobierno.

Esta nueva legislación responde fundamentalmente, a las orientaciones del Plan de Desarrollo Económico y Social de la Nación 2007-2013, en las que se concibe el desarrollo territorial desconcentrado como la expresión de una gestión y administración racional del ordenamiento territorial urbano regional, llevada a cabo por los diferentes niveles de gobierno, que incluye el ordenamiento de tierras agrícolas, de las áreas protegidas, áreas bajo régimen especial, territorios indígenas y el desarrollo sustentable del mar territorial y de otros espacios acuáticos, en función de fortalecer la integración territorial y la soberanía nacional.

Sobre la base de los planteamientos precedentemente expuestos, durante el ejercicio fiscal 2009, las Entidades Federales deberán orientar sus recursos, con prioridad, a la continuación, profundización, promoción y concreción de los programas y acciones siguientes:

- Apoyar la conformación de Empresas de Producción Social, incentivando la participación de las fuerzas sociales y productivas que hacen vida en sus entidades, a los fines de promover el desarrollo endógeno, potenciando la capacidad interna de producción de bienes y servicios de cada estado

- Proporcionar los medios necesarios en coordinación con el Ejecutivo Nacional para incrementar la soberanía y seguridad alimentaria

- Contribuir con los programas en ciencia y tecnología, a los fines de colocarlos al servicio y desarrollo del Estado, procurando así, reducir diferencias en el acceso al conocimiento.

- Promover y fortalecer los Consejos Comunales, incrementando su participación en la planificación y control de la economía

- Contribuir a la conformación de redes socio-productivas de la economía solidaria

- Fomentar y apoyar la participación y el compromiso de las comunidades organizadas para la construcción de viviendas

- Optimizar y promover el acceso de los servicios públicos a las comunidades

- Fortalecer y apoyar la institucionalización de las misiones sociales

- Promover proyectos de inversión que garanticen la recuperación y preservación del ambiente y de los recursos naturales

- Invertir en proyectos de infraestructura y dotación educativa, de salud y vialidad.

En el mapa que sigue, se observa la relación del Plan de Desarrollo Económico y Social de la Nación 2007-2013, con el Plan de Desarrollo Estadal y el Municipal, así como, la interacción que existe entre las distintas fuentes de ingresos y su inversión en el desarrollo social y productivo, nacional, estadal y municipal.


PLAN DE DESARROLLO ECONÓMICO Y SOCIAL DE LA NACIÓN 2007-2013
Fuentes de Ingresos
PLAN DE DESARROLLO ESTADAL
Inversión Social y Productiva
PLAN DE DESARROLLO MUNICIPAL
CONSEJOS COMUNALES

7.2.1 Fuentes de Financiamiento

Las fuentes de financiamiento de los Estados, están identificadas y definidas en el artículo 167 de la Constitución de la República Bolivariana de Venezuela, las cuales para efectos de ilustración presentamos resumidas de la manera siguiente:

- Los procedentes de su patrimonio y de la administración de sus bienes
- Las tasas por el uso de sus bienes y servicios, multas y sanciones, y las que les sean atribuidas
- El producto de lo recaudado por concepto de venta de especies fiscales
- Los recursos que les correspondan por concepto de situado constitucional
- Los demás impuestos, tasas y contribuciones especiales que se les asigne por ley nacional, con el fin de promover el desarrollo de las haciendas públicas estadales
- Los recursos provenientes del Fondo de Compensación Interterritorial y de cualquier otra transferencia, subvención o asignación especial, así como de aquellos que se les asigne como participación en los tributos nacionales, de conformidad con la respectiva ley.

Del conglomerado de estas fuentes, impactan la Ley de Presupuesto Nacional, las transferencias que se asignan a través de los numerales 4 y 6, en los que se enmarcan el Situado Constitucional, LAEE, Fides, y las que se otorgan por concepto de descentralización de competencias concurrentes. En tanto, los recursos que obtienen por aplicación de los numerales 1, 2, 3 y 5, constituyen ingresos propios, derivados del desarrollo de sus propias actividades.

Ahora bien, los Estados como entidades territoriales, se benefician adicionalmente de los recursos asignados a los Consejos Comunales, acordados en la Ley de Presupuesto Nacional, por su participación en las leyes del Fides y LAEE, sólo que estos recursos son administrados directamente por las comunidades organizadas bajo esta forma de participación popular, y no constituyen parte de las haciendas públicas estadales o municipales. Sobre este particular y especial forma de organización y participación se hablará en título separado.

Determinadas las fuentes de financiamiento, acordados y/o estimados sus montos, las autoridades administrativas del Ejecutivo Estadal proceden a elaborar el presupuesto de ingresos con el cual habrán de atender una estructura de gastos, ajustada a ese nivel de ingresos, salvaguardando a todo efecto, el equilibrio presupuestario pautado en las disposiciones constitucionales y legales vigentes.

En este sentido, en el Proyecto de Ley de Presupuesto Nacional del año 2009 se estimaron ingresos ordinarios por el orden de Bs.155.145,0 millones, de los cuales se deriva, para los estados un Situado Constitucional por Bs.24.823,2 millones, Asignaciones Económicas Especiales Bs. 2.066,5 millones, y recursos para el Fides por Bs. 2.199,9 millones. Estas asignaciones revelan un incremento del 35 por ciento por situado; 22,8 por ciento por LAEE y 32,4 por ciento Fides, en relación a las aprobadas en la Ley de Presupuesto de 2008. La distribución de estos recursos por estado, distrito y municipio se realizan de conformidad con las normas que regulan cada fuente.

Seguidamente se indica la distribución comparativa de los ingresos por fuentes de financiamiento, de los estados y distritos para el ejercicio fiscal 2009, con respecto al ejercicio fiscal 2008.

INGRESOS ACORDADOS PARA LOS ESTADOS Y DISTRITO CAPITAL

COMPARATIVO AÑO 2009
(MILLONES DE BOLÍVARES)

Fuentes de financiamiento	Ley de presupuesto 2008	Proyecto de Ley de presupuesto 2009	Variación Anual Absoluta	Variación Anual Porcentual
Situado Constitucional	18.391,1	24.823,2	6.432,1	35,0
Ley de Asignaciones Económicas Especiales (LAEE)	1.682,6	2.066,5	383,9	22,8
Fondo Intergubernamental para la Descentralización (FIDES)	1.661,6	2.199,9	538,3	32,4
Aportes Especiales	3.761,3	4.880,7	1,119,4	29,8
Ingresos Propios	899,8	2,123,7	1,223,9	136,0
Total	**26.396,4**	**36.094,0**	**9.697,6**	**36,7**

Es importante resaltar, los recursos que obtendrán las entidades federales por aportes especiales, los cuales alcanzan la cantidad de Bs. 4.880,7 millones, distribuidos de la siguiente manera: transferencias de competencias del sector salud Bs.4.436,6 millones; Subsidio Régimen Especial Bs. 80,0 millones, aporte por participación de los municipios integrados en el Distrito Metropolitano de Caracas, (Ley Especial de Creación), Bs. 247,8 millones; Otros aportes por Bs.111,3 millones y transferencias del Ministerio del Poder Popular para Relaciones Interiores y Justicia Bs. 5,0 millones.

A continuación, en el Gráfico N° 7-1, se representan las estimaciones acordadas por concepto de: Aportes Legales, Ingresos Propios y Aportes Especiales para los estados y distritos.

Gráfico Nº 7-1
Ingresos Estimados para las Entidades Federales y Distrito Capital
Por fuentes de financiamiento
Año 2009
(Millones de Bolívares)


MILLONES DE BOLÍVARES
25.000
20.000
15.000
10.000
5.000
0
Bs.24.823,2
Bs.4.880,7
Bs.2.123,7
Bs.2.066,5
Bs.2.199,9
Ingresos Propios
Aportes Especiales
LAEE
Fides
Situado Constitucional
FUENTES DE FINANCIAMIENTO
68,8%
5,9%
13,5%
5,7%
6,1%
Situado Constitucional
Ingresos Propios
Fides
LAEE
Aportes Especiales

Se aprecia que a pesar de las potestades tributarias conferidas a los estados en las disposiciones constitucionales y legales, los mecanismos de financiamiento que han dispuesto las entidades federales para cumplir con los objetivos y metas propuestos en el marco de sus planes operativos, no ha variado en los últimos años, manteniéndose el esquema tradicional dependiente del potencial económico y financiero del gobierno central; es decir, prosigue atada su estructura financiera fundamentalmente al Situado Constitucional y, a los recursos que les proporciona la aplicación de la ley del Fides, y LAEE.

7.2.1.1 Situado Constitucional

El articulo 167 numeral 4, constitucional, establece que en la Ley de Presupuesto Anual, se destine por Situado, una partida equivalente a un máximo del 20 por ciento del total de los ingresos ordinarios estimados para el ejercicio, el cual se distribuye entre los estados y el Distrito Capital, en los términos siguientes: un 30 por ciento de dicho porcentaje en partes iguales, y el 70 por ciento restante, en proporción con la población de cada una de dichas entidades. En caso de variaciones de los ingresos ordinarios que impongan una modificación del Presupuesto Nacional, se efectuará un reajuste proporcional de referido aporte.

De acuerdo con dicho precepto, a los municipios les corresponderá, en cada ejercicio fiscal, una participación no menor del 20 por ciento del situado y de los demás ingresos ordinarios del respectivo Estado, por lo que a los Estados les corresponde una asignación neta anual del 80 por ciento de dichos recursos.

Así mismo, reseña la disposición constitucional, que en cada ejercicio fiscal, los Estados destinarán a la inversión un mínimo del 50 por ciento del monto que les corresponde por concepto de situado. A tal efecto, el artículo 17 de la Loddtcpp, entiende por inversión, la ejecución de los programas siguientes:

- Programas de desarrollo agropecuario y nivel estadal y regional, los cuales comprenderán especialmente la construcción de caminos de penetración rural, de obras de riego, otras obras de aprovechamiento de aguas y saneamiento de suelos

- Programas de desarrollo educativo, cultural, científico y tecnológico, especialmente la construcción y dotación de centros educacionales, tomando en cuenta los niveles y modalidades del sistema educativo vigente, e igualmente, los programas sociales de atención a la familia y al niño en situación irregular

- Programas de salud y asistencia social, especialmente los nutricionales, la construcción y dotación de edificios médico asistenciales, la construcción de acueductos rurales, la construcción y el financiamiento de viviendas de interés social

- Programas de reordenación de las áreas urbanas y marginales

- Programas de promoción, construcción y financiamiento de obras y servicios destinados al desarrollo de la industria, especialmente a la pequeña y mediana industria y del turismo, así como la asistencia técnica y capacitación profesional del personal necesario para tales fines

- Programas de construcción y mantenimiento de vías de comunicación y servicios de transporte

- Programas para la conservación, mantenimiento, reconstrucción y reposición de las edificaciones e instalaciones públicas

- Programas de conservación del ambiente y de los recursos naturales.

Queda entendido, que con el 50 por ciento restante del situado, el Ejecutivo Estadal garantizará los recursos que demanda su propio funcionamiento, así como el de los demás órganos y entes que conforman el Poder Público del respectivo Estado.

Para el año 2009, en el Proyecto de Presupuesto Nacional se determinó la cantidad Bs. 31.029,0 millones por concepto de Situado Constitucional, de cuyo monto hay que desprender el 20 por ciento que corresponde a los municipios, es decir la cantidad de Bs. 6.205,8 millones, quedando el neto de Bs. 24.823,2 millones, a distribuir entre los 23 Estados y el Distrito Capital. Esta asignación registra un incremento del 35 por ciento con relación al situado de 2008, lo que expresa por una parte, el resultado del esfuerzo realizado por el Estado Nacional para fortalecer los ingresos fiscales de origen petrolero y no petrolero, fundamentados en el Plan Siembra Petrolera y en el afianzamiento del sistema tributario, y por otra, el apoyo irrestricto que el Gobierno Nacional ofrece a la gestión y participación de los Gobiernos Subnacionales, en lograr mayores y mejores niveles de desarrollo.

En el cuadro siguiente se muestra la distribución por Entidad Federal, del situado así como el porcentaje de incremento con relación al ejercicio fiscal 2008:

ENTIDADES FEDERALES

COMPARATIVO SITUADO CONSTITUCIONAL ESTADAL 2008 Y ESTIMACIÓN 2009

(Millones de Bolívares)

SITUADO CONSTITUCIONAL ESTADAL

ESTADOS	LEY DE PRESUPUESTO 2008	PROYECTO DE LEY DE PRESUPUESTO 2009	VARIACIÓN ANUAL PORCENTUAL
Distrito Capital	1.193,8	1.594,3	33,6
Amazonas	297,2	402,0	35,3
Anzoátegui	922,2	1.244,8	35,3
Apure	453,6	614,6	35,0
Aragua	1.008,3	1.358,8	35,5
Barinas	584,6	791,1	34,8
Bolívar	950,5	1.285,0	35,3
Carabobo	1.272,4	1.716,5	35,2
Cojedes	371,0	501,5	34,9
Delta Amacuro	303,4	410,4	35,1
Falcón	652,8	882,0	35,1
Guárico	579,9	784,1	35,2
Lara	1.070,6	1.444,7	34,9
Mérida	626,2	846,6	35,2
Miranda	1.567,5	2.113,6	34,8
Monagas	632,2	855,6	35,3
Nueva Esparta	434,4	585,9	34,9
Portuguesa	640,3	866,0	35,3
Sucre	659,0	889,2	34,9
Táchira	782,4	1.057,5	35,2
Trujillo	564,0	762,4	35,2
Yaracuy	511,0	691,1	35,3
Zulia	1.929,3	2.608,7	35,2
Vargas	384,5	517,1	34,5
TOTAL	**18.391,1**	**24.823,2**	**35,0**

Como puede observarse la distribución por Estado, revela montos significativamente disímiles, que obligan una reflexión, por cuanto, las entidades que conforman el eje Norte Costero, en el cual tienen su asentamiento las principales ciudades más grandes, en términos de población, específicamente el Distrito Capital, Aragua, Carabobo, Miranda, Lara y Zulia, les corresponde el 43,7 por ciento del Situado Constitucional Estadal, es decir Bs.10.836,6 millones; en tanto que, el resto del país, con grandes extensiones territoriales y escaso nivel de desarrollo económico y humano, tienen que enfrentar permanentemente el desafío de la supervivencia con las escasas asignaciones que les corresponde. Obviamente, por esta razón es constante la migración de la fuerza laboral de los Estados de menor desarrollo hacia estos grandes conglomerados, impidiendo la necesaria y justa redistribución de los recursos, población y desarrollo en todo el territorio nacional. Por otra parte, la consideración del Censo Oficial como fuente de información de la base poblacional de cada Estado, para efectos de la distribución del Situado, el cual se realiza cada diez (10) años, oculta las tasas de crecimiento real interanual que afecta precisamente a los estados de menor desarrollo humano, teniendo que conformarse con observar pasivamente la fuga de su capital humano a estos estados de mayor poder económico.

Fenómenos como estos, explican la necesidad de que el Gobierno Bolivariano y Revolucionario, enfrente mediante políticas públicas bien definidas y en el marco del proceso de descentralización desconcentrada prevista en el Primer Plan Socialista Simón Bolívar 2007-2013, las inequidades socio territoriales que se producen en el acceso a los recursos y por ende a mejores servicios, los cuales constituyen la demanda más importante y al mismo tiempo el derecho más sagrado de la sociedad venezolana, a tener mejor calidad de vida.

Gráfico N° 7-2
Aportes por Situado Constitucional Estadal
Comparativo Años 2007-2008 y Estimado 2009
(Millones de Bolívares)


Bs. 24.823,2
35,0%
Bs.18.391,1
7,9%
Bs. 17.046,7
2009
2008
2007
AÑOS
2.000
7.000
12.000
17.000
22.000
27.000
MILLONES DE BOLIVARES

7.2.1.2 Ley de Asignaciones Económicas Especiales Derivadas de Minas e Hidrocarburos.

La mencionada Ley tiene por finalidad establecer el Régimen de Asignaciones Económicas Especiales Derivadas de Minas e Hidrocarburos, en beneficio de los estados, de los municipios, del Distrito Metropolitano de Caracas, del Distrito Alto Apure y de los Consejos Comunales promulgada conforme a lo previsto en el artículo 156, numeral 16, de la Constitución de la República Bolivariana de Venezuela.

Tales asignaciones se constituyen con el equivalente de un porcentaje mínimo de 25 por ciento del monto de los ingresos fiscales recaudados, durante el respectivo ejercicio, por concepto de tributos y regalías contemplado en la Ley de Hidrocarburos y la Ley de Minas, una vez deducidos de dichos ingresos el porcentaje correspondiente al Situado Constitucional. Dicho monto será aprobado por la Asamblea Nacional tomando en cuenta la estimación presupuestaría incorporada en el Proyecto de Ley de Presupuesto Anual presentado por el Ejecutivo Nacional.

Siendo así, los recursos estimados para el ejercicio fiscal 2009 por concepto de LAEE se ubican en Bs. 4.920,2 millones, lo que constituye el 0,7 por ciento del PIB. El 99,3 por ciento de este monto, se proyectó en función de los tributos y regalías por actividades petroleras, producto de los impuestos: superficial, de extracción y gasolina, entre otros, Bs. 4.887,9 millones y el 0,7 por ciento restante en función de las regalías del hierro y otros minerales Bs. 32,3 millones. Dichos montos se ajustan a las metodologías previstas en los artículos 7 y 8 de LAEE, en cuanto a, si son derivadas de hidrocarburos o de minas.

Los recursos estimados, se distribuirán a los estados, a los municipios, al Distrito Metropolitano de Caracas, al Distrito Alto Apure y a los Consejos Comunales, de acuerdo con la siguiente regla:

- El 42 por ciento del monto resultante de asignación económica especial para financiar proyectos presentados directamente por las gobernaciones
- El 28 por ciento del monto resultante de asignación económica especial para financiar proyectos presentados directamente por alcaldías
- El 30 por ciento del monto resultante de asignación económica especial para financiar proyectos presentados directamente por los Consejos Comunales.

El porcentaje correspondiente a los municipios se distribuirá según lo establecido en el artículo 138 de la Ley Orgánica del Poder Público Municipal (Loppm) según GO N° 38.421 de fecha 21/04/2006, para la distribución del situado constitucional que le corresponden para cada ejercicio fiscal.

De conformidad con las reglas que regulan el Régimen de Asignaciones Económicas Especiales, se destinará a las gobernaciones Bs. 2.066,5 millones, a los municipios Bs. 1.377,6 millones y a los Consejos Comunales Bs. 1.476,1 millones.

Así mismo, debe señalarse que el Distrito del Alto Apure contará con un aporte de Bs. 22.605,5 millones, el cual representa el 50 por ciento de lo asignado al Estado Apure. Tal asignación será transferida por el Ministerio del Poder Popular para Economía y Finanzas, en estricto apego a la norma contenida en el numeral 5 del artículo 23 de la Ley Especial de Creación del Distrito del Alto Apure según GO N° 37.326 de fecha 16/11/2001.

De acuerdo con la Ley que la regula, esta asignación económica especial se destinará exclusivamente a gastos de inversión en proyectos para las siguientes áreas:

- Proyectos y programas que se orienten a la conservación, defensa, mantenimiento, mejoramiento, recuperación, saneamiento y vigilancia del ambiente y de los recursos naturales afectados por actividades mineras o petroleras

- Proyectos y programas que se orienten a la conservación, defensa, mantenimiento, mejoramiento, recuperación, saneamiento y vigilancia del ambiente y de los recursos naturales afectados por actividades distintas a la minera o petrolera

- Recuperación, protección, conservación y mejoramiento ambiental de las áreas objeto de exploración y explotación de minas e hidrocarburos

- Programas de preservación del medio ambiente en general y en especial en áreas donde se realicen actividades, tales como procesamiento de hidrocarburos, refinación, criogénico, petroquímicos, empresas de aluminio, del acero y procesamiento de otros minerales

- Financiamiento a la investigación e innovación tecnológica

- Infraestructura y dotación en el sector médico asistencial y programas de medicina preventiva

- Infraestructura y dotación de equipos en el sector educativo en el nivel preescolar, básico, especial y capacitación para el trabajo

- Consolidación y mejoramiento de la infraestructura sanitaria en el territorio de la entidad y sistemas de transporte público en las zonas rurales y fronterizas

- Programas de protección y recuperación del patrimonio cultural edificado, y mantenimiento y construcción de la infraestructura cultural y deportiva

- Programas de construcción de viviendas para los sectores con ingresos equivalentes hasta cincuenta y cinco unidades tributarias (55 UT), previstos en la Ley del Régimen Prestacional de Vivienda y hábitat, en el territorio de la entidad

- Programas de construcción de viviendas para los sectores con ingresos comprendidos entre cincuenta y cinco unidades tributarias (55 UT) y ciento diez unidades tributarias (110 UT), previstos en la Ley del Régimen Prestacional de Vivienda y Hábitat, en los municipios Fronterizos

- Construcción y mejoramiento de la infraestructura agrícola, incluyendo la vialidad agrícola

- Proyectos y programas de construcción, mejoramiento, recuperación y mantenimiento de la vialidad urbana y rural

- Proyectos y programas de construcción y mejoramiento de la infraestructura referida a la vida ciudadana debidamente aprobados por la asamblea promovida por los consejos comunales.

Seguidamente el gráfico N° 7-3 muestra el comportamiento experimentado durante el período 2005-2008 y su estimación para el ejercicio fiscal 2009.

Gráfico N°7-3
Distribución de las Asignaciones Económicas Especiales para los Estados y Distritos
Comparativo 2005-2008 y Estimación 2009
(Millones de Bolívares)


Consejos Comunales
2009
Bs.2.066,5
2008
Bs.2.471,2
2007
Bs.2.035,5
2006
Bs.3.228,2
2005
Bs.1.964,8
AÑOS
0
1.000
2.000
3.000
4.000
MILLONES DE BOLÍVARES

7.2.1.3 Fondo Intergubernamental para la Descentralización (Fides)

Dicho Fondo, se crea mediante Ley, con la finalidad de promover la descentralización, la solidaridad interterritorial y el desarrollo de los estados, los municipios, del Distrito Metropolitano de Caracas, del Distrito Alto Apure y de los Consejos Comunales, así como, propiciar la participación ciudadana.

Para el desarrollo de sus actividades el Fides cuenta con las siguientes fuentes de ingresos según su orden de importancia:

- Los recursos que se establezcan en una partida de la Ley de Presupuesto anual, bajo la denominación "Fondo Intergubernamental para la Descentralización Fides, cuyo monto será aprobado por la Asamblea Nacional en un porcentaje no inferior al 15 por ciento, sobre el ingreso real estimado por concepto de Impuesto al Valor Agregado

- Los recursos provenientes de los préstamos de organismos internacionales, para los proyectos cuya ejecución sea aprobada por el Ejecutivo Nacional para dicho Fondo, los cuales serán destinados al desarrollo económico y social de los estados, los municipios, del Distrito Metropolitano de Caracas, del Distrito Alto Apure y de los Consejos Comunales

- Los ingresos previstos en las programaciones de cooperación técnica, cuya administración le sea encomendada por el Ejecutivo Nacional destinados al desarrollo regional, estadal o local, para apoyar el proceso de descentralización y municipalización

- Los beneficios que obtenga en la gestión de los programas de financiamiento e inversiones, dirigidos a las políticas de desarrollo promovidas por el Fondo Intergubernamental para la Descentralización (Fides)

- Los recursos que le asignen el Ejecutivo Nacional, los gobiernos estadales o municipales y los aportes de instituciones privadas

- Los beneficios que obtenga como producto de sus operaciones financieras y de la colocación de sus recursos previstos en esta Ley

- Cualesquiera otros recursos que le sean asignados.

En este sentido para el ejercicio fiscal 2009, las entidades regionales (estados, los municipios, el Distrito Metropolitano de Caracas y el Distrito Alto Apure) y los Consejos Comunales, contarán con recursos provenientes de la fuente señalada en el numeral 1, por el orden de Bs. 5.237,8 millones, cifra que representa el 0,7 por ciento del PIB.

De acuerdo con los criterios de Ley, la distribución de estos recursos se hará atendiendo los siguientes criterios: Una cantidad equivalente a un 42 por ciento, es decir Bs.2.199,9 millones, se destinará a las cuentas de participación de las gobernaciones; el 28 por ciento, equivalente a Bs.1.466,6 millones para las cuentas de participación de los municipios, y el 30 por ciento restante, Bs. 1.571,3 millones, se transferirá directamente a las cuentas de los Consejos Comunales, que será manejada por el Servicio Autónomo Fondo Nacional de los Consejos Comunales (Safonac), adscrito al Ministerio del Poder Popular para la Participación y Protección Social (Mppps).

Al mismo tiempo, el monto que corresponde a los Estados y Municipios se distribuye con base a los siguientes porcentajes:

- 45 por ciento en proporción a la población de cada Estado y Municipio

- 10 por ciento en proporción a la extensión territorial de cada estado y de cada municipio

- 45 por ciento de acuerdo a un indicador de compensación interterritorial, el cual beneficiará a los estados y los municipios de menor desarrollo relativo.

Las gobernaciones, alcaldías, el Distrito Metropolitano de Caracas, el Distrito Alto Apure y los Consejos Comunales, destinarán dichas asignaciones al financiamiento de los programas, proyectos y actividades que se citan a continuación:

- Servicios correspondientes a competencias concurrentes y exclusivas, efectivamente transferidas a los estados, los municipios, al Distrito Metropolitano de Caracas y al Distrito Alto Apure

- Servicios desconcentrados administrativamente que se encuentran en la etapa de cogestión previa a la transferencia

- Servicios prestados por la República y sus institutos autónomos transferidos bajo el régimen de encomienda a los estados, los municipios, al Distrito Metropolitano de Caracas y al Distrito Alto Apure

- Los gastos operativos que se causen en la elaboración de los Programas de Transferencia de acuerdo con la normativa que dicte el Directorio Ejecutivo del Fondo

- Servicios prestados por los estados, que sean transferidos a los municipios, de conformidad con la ley que al efecto dicten los respectivos Consejos Legislativos con base en la correspondiente ley nacional

- Proyectos y programas de asistencia técnica destinados a optimizar y modernizar los sistemas de recaudación tributaria de los estados y los municipios

- Proyectos y programas de asistencia técnica destinados a la modernización de los servicios y competencias transferibles o transferidas a los estados y los municipios

- Gastos correspondientes a la implementación del servicio de Justicia de Paz

- Creación de un fondo capitalizable hasta un 20 por ciento opcional para cancelar deudas por concepto de prestaciones sociales y otras obligaciones laborales contraídas por la administración pública estadal y municipal, con la condición vinculante de que dichas obligaciones se deriven de proyectos de modernización y reestructuración de sus estructuras administrativas

- Servicios públicos competencia de las entidades

- Proyectos de inversión productiva que promuevan el desarrollo sustentable de los Consejos Comunales, de los estados, de los municipios y lo establecido en la Ley Especial de los Consejos Comunales

- Obras de infraestructura y actividades enmarcadas dentro de los planes nacionales de desarrollo

- Servicios propios de la vida local conforme a lo establecido en las leyes respectivas

- Actividades de prevención, preparación, educación, atención, mitigación y recuperación del estado de alarma producido como consecuencia de catástrofes, calamidades públicas u otros acontecimientos similares ocasionados por circunstancias de orden social, natural o ecológico

- Proyectos que se orienten a la conservación, defensa, mantenimiento, mejoramiento, recuperación, saneamiento y vigilancia del ambiente y de los recursos naturales

- Formulación de proyectos o estudios de preinversión presentados por los Consejos Comunales, alcaldías y gobernaciones de acuerdo con los criterios definidos en la Ley de Creación del Fondo de Compensación Interterritorial

- Proyectos destinados al financiamiento de las áreas de ciencia e innovación tecnológica

- El financiamiento de las actividades descritas se ajustará a las siguientes reglas:

- Los recursos asignados al financiamiento de los gastos previstos en el numeral 9, no podrán exceder del 20 por ciento de la asignación anual individual de cada estado y cada municipio
- Los proyectos destinados al financiamiento del área prevista en el numeral 14, deberán contar con la aprobación previa de la Dirección Nacional de Defensa Civil, y para aquellos proyectos destinados a solventar el estado de alarma, durante la ocurrencia del mismo, se exigirá que el Ejecutivo Nacional haya dictado el correspondiente decreto declarando dicha situación
- Los estados deberán dedicar un porcentaje no inferior al 3 por ciento de los recursos que le sean asignados anualmente para financiar los proyectos a que se refiere el numeral 17. Tales proyectos, deberán prever mecanismos de coordinación entre el órgano estadal competente y el Ministerio de Ciencia y Tecnología.

El Gráfico N° 7-4 indica el comportamiento de esta fuente de ingresos para los estados, durante el período 2005-2008 y su estimación para el año 2009.

Grafico N°7-4
Fondo Intergubernamental para la Descentralización (Fides)
Comparativo 2005-2008 y Estimación 2009
(Millones de Bolívares)


Consejos Comunales
30%
Bs.2.199,9
Bs.2.062,4
Bs.2.032,6
Bs.1.661,6
Bs.1.164,8
3.000
2.000
1.000
0
MILLONES DE BOLÍVARES
2005
2006
2007
2008
2009
AÑOS
F I D E S
Inversión Estadal
42%

7.2.1.4 Ley Orgánica de Descentralización, Delimitación y Transferencias de Competencias del Poder Público (Loddtcpp)

La descentralización, como política nacional consagrada en la Constitución de la República Bolivariana de Venezuela, constituye una condición necesaria para el logro de la transformación productiva, de la equidad, de una mayor participación ciudadana y de la sostenibilidad del desarrollo nacional y regional; concebida para transferir competencias propias de los poderes públicos nacionales, a los poderes públicos regionales y lograr profundizar la democracia, para obtener un mayor acercamiento entre el gobierno y los ciudadanos y una prestación eficiente de los servicios públicos.

En este sentido, esta Ley tiene como objetivo principal, promover y desarrollar la descentralización, política y económica, con la finalidad de lograr una mayor equidad social y regional en las asignaciones de recursos y en la distribución del gasto. Su aplicación ha permitido al Estado, abrir posibilidades de participación a las comunidades en las decisiones de su interés; estimular el desarrollo sociopolítico, como condición para consolidar un desarrollo económico más armónico y autónomo e inducir una distribución más equilibrada de las actividades productivas en el territorio nacional.

Siendo así, las Gobernaciones de Estado, para el ejercicio fiscal 2009, recibirán por transferencias del sector salud la cantidad de Bs.4.436,6 millones, distribuidos en los estados: Anzoátegui, Apure, Aragua, Bolívar, Carabobo, Falcón, Lara, Mérida, Miranda, Monagas, Nueva Esparta, Sucre, Táchira, Trujillo, Yaracuy, Zulia y Distrito Metropolitano de Caracas, tal como se puede observar en el cuadro 7.4 (anexo)

7.2.1.5 Ingresos Propios

Los ingresos propios constituyen una fuente de financiamiento básica para las Gobernaciones de Estado, toda vez que, contribuyen al desarrollo de sus Haciendas Públicas, fortaleciendo su autonomía y capacidad financiera. Son ingresos propios de los estados, los que resultan del desempeño de su actividad económica, entre los que cabe citar: los procedentes de su patrimonio y administración de sus bienes; los que provienen de las tasas que se cobran por el uso de sus bienes y servicios, multas y sanciones; los que se recaudan por concepto de venta de especies fiscales, y los que se producen por los demás impuestos, tasas y contribuciones especiales que se les asigne por ley nacional.

El fundamento constitucional que sustenta estas fuentes de financiamiento establece que las leyes que creen o transfieran ramos tributarios a favor de los estados podrán compensar dichas asignaciones con modificaciones de los ramos de ingresos señalados anteriormente, a fin de preservar la equidad interterritorial.

Estos recursos, aunque en la mayoría de los casos marginales al lado de los que reciben por situado, Fides y LAEE a través de la Ley de Presupuesto Nacional, no dejan de ser importantes para el desarrollo de las entidades federales, ya que, constituyen un importante complemento a su presupuesto de ingresos, con los cuales cubren distintos gastos de elevada prioridad.

Las magnitudes sobre las cuales se ubican estas fuentes, dependen básicamente de las potencialidades económicas de cada Estado, por lo que distan mucho de ser equivalentes para todas las entidades federales. De acuerdo con proyecciones propias efectuadas con base a la información estadística que se obtiene de las Leyes Estadales de Presupuesto Anual que suministran los estados, se estima que para el año 2009, las gobernaciones registren ingresos propios por la cantidad de Bs. 2.123,7 millones, los cuales se identifican igualmente en el cuadro N° 7.1 (anexo)

7.2.1.6 Aportes Especiales

Constituyen aportes especiales, el Subsidio de Régimen Especial que se otorga al Distrito Alto Apure, las asignaciones que se otorgan para el pago de los servicios de salud transferidos a los estados, un porcentaje del 10 por ciento de participación en el situado, así como de los ingresos propios de los municipios que integran el Distrito Metropolitano de Caracas, previstos en la Ley Especial de Creación de dicho Distrito, y el aporte otorgado a través del Ministerio del Poder Popular para Economía y Finanzas al Distrito Metropolitano de Caracas, para cancelar pensiones y jubilaciones al personal pasivo de la Extinta Gobernación del Distrito Federal.

En este sentido, para el año 2009 se acordaron asignaciones especiales por la cantidad de de Bs. 80,0 millones, por concepto de Subsidio de Régimen Especial para el Distrito del Alto Apure, de conformidad con lo establecido en el artículo 23, numeral 5 de la Ley Especial que crea el Distrito del Alto Apure, según GO N° 37.326 de fecha 16/11/01; Bs.4.436,6, millones por concepto de transferencia de competencia en materia de salud; Bs. 5,0 millones asignados por el Ministerio del Poder Popular para las Relaciones Interiores y Justicia al Estado Mérida, como apoyo al proyecto de fortalecimiento en el tratamiento integral de la población privada de libertad; Bs. 247,8 millones correspondiente a la participación del 10 por ciento de los municipios integrantes del Distrito Metropolitano de Caracas, y la cantidad de Bs. 111,3 millones para el pago de las pensiones y jubilaciones del personal pasivo de la Extinta Gobernación del Distrito Federal.

7.2.2 Orientación Sectorial del Gasto

Muchas y muy variadas son las clasificaciones que existen del Presupuesto de Gastos, debido a los múltiples criterios que pueden seguirse para establecer tales clasificaciones y a los diversos propósitos que con las mismas se pretenda alcanzar. En tal sentido, las clasificaciones presupuestarias representan las diversas formas o maneras de agrupar, componer y presentar los gastos públicos, con fines de facilitar el análisis y la toma de decisiones en los diferentes niveles de la política gubernamental o institucional.

Así las cosas, la clasificación sectorial del gasto, tiene como objetivo principal suministrar información sobre la magnitud del gasto público, que realizan los estados, según los distintos sectores de la economía y al mismo tiempo evidenciar el nivel de los distintos programas que se desarrollan dentro de cada sector.

En este sentido, se han definido quince (15) sectores económicos y sociales, a través de los cuales se clasifica el gasto de las entidades federales, los cuales comprenden: Dirección Superior del Estado; Seguridad y Defensa; Agrícola; Energía, Minas y Petróleo; Industria y Comercio; Turismo y Recreación; Transporte y Comunicaciones; Educación; Cultura y Comunicación Social; Ciencia y Tecnología; Vivienda Desarrollo Urbano y Servicios Conexos;; Salud; Desarrollo Social y Participación; Seguridad Social; y Gastos No Clasificados Sectorialmente.

Cada uno de estos sectores responde a una orientación específica del gasto, y en tal sentido, se hará más fácil el logro de los objetivos y metas asociados a ellos, más aun, si la ejecución de sus recursos se ajusta a los principios de disciplina, calidad, optimización, productividad y eficiencia.

El gráfico N° 7-5 refleja la distribución de los recursos por sectores de gasto y su valor porcentual para el ejercicio fiscal 2009, correspondiente a los estados y distritos.

Gráfico N° 7-5
Distribución Sectorial del Gasto a las Entidades Federales
Estimado Año 2009


15,5%
EDUCACIÓN
Bs. 5.590,9
INDUSTRIA Y COMERCIO
Bs. 372,8
1,0%
SALUD
Bs. 4.648,3
12,9%
18,0%
DIRECCIÓN SUPERIOR DEL ESTADO
Bs. 6.498,3
CULTURA Y COMUN. SOCIAL
Bs. 407,9
1,1%
GTOS. NO CLASIFICADOS SECTORIALMENTE
Bs. 5.483,2
15,2%
VIVIENDA DESARR. URB. Y SERV. CONEXOS
Bs. 2.331,2
6,5%
OTROS
Bs. 504,9
1,4%
SEGURIDAD SOCIAL
Bs. 3.998,6
11,1%
9,5%
5,3%
2,6%
SEGURIDAD Y DEFENSA
Bs. 3.429,6
DESARROLLO SOCIAL Y PARTICIPACIÓN
Bs. 1.907,2
TRANSPORTE Y COMUNICACIÓN
Bs. 921,0

7.2.2.1 Políticas de Gasto para el Ejercicio Fiscal 2009

El proceso presupuestario de los estados deberá regirse por lo dispuesto en los artículos 62 y 64 de la Ley Orgánica de la Administración Financiera del Sector Público (Loafsp), según Decreto 6.233 GO N° 5.891 de fecha 31/07/2008, por las Leyes Estadales y demás leyes aplicables a la materia; ajustando su desarrollo a las disposiciones técnicas previstas en el Instructivo N° 20 "Para la Formulación de los Presupuestos de las Gobernaciones de Estado"; así como las contenidas en el Clasificador Presupuestario de Recursos y Egresos, estos dos últimos instrumentos emanados de esta Oficina Nacional, y disponibles en la página web: www.onapre.gob.ve.

- Los planes, políticas, programas y proyectos de los órganos y entes estadales deberán articularse al Plan Estadal de Desarrollo, del cual se elaborará el Plan Operativo Anual que servirá de fundamento para la formulación del Proyecto de Ley de Presupuesto de ese Estado para el año 2009, todo ello de conformidad con lo previsto en el Plan de Desarrollo Regional, en el Plan Nacional de Desarrollo y en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013; considerando en todo momento, las propuestas y opiniones, provenientes de la participación ciudadana, directamente o a través de las comunidades organizadas o de las organizaciones públicas no estatales legalmente constituidas

- El monto de los créditos presupuestarios contenidos en la Ley de Presupuesto de los Estados para el año fiscal 2009, deberá expresarse en Bolívares de conformidad con lo establecido en el Decreto con Rango, Valor y Fuerza de Ley de Reconversión Monetaria y demás disposiciones emanadas del Banco Central de Venezuela. Dichos montos se indicarán sin decimales. De igual modo, la información estadística que se incorpore en la referida Ley de Presupuesto deberá expresarse en "Bolívares" o su símbolo "Bs.", indistintamente de la expresión monetaria que se utilice, ya sea la vigente hasta el 31 de diciembre de 2007, o la vigente a partir del 1° de enero de 2008

- Vigilar y garantizar que el gasto de inversión se oriente a fortalecer el desarrollo humano, social, cultural y económico del Estado, tomando en consideración las necesidades prioritarias presentadas por las comunidades organizadas, brindando prioridad a los programas sociales dirigidos a la atención integral de la infancia, alimentación y nutrición, infraestructura social básica y protección social a los ancianos, apoyando además el esfuerzo conjunto de los Estados y el Ejecutivo Nacional, para lograr por una parte la profundización del trabajo de las "Misiones" y por otra, fortalecer los Consejos Comunales, todo ello con el fin de elevar la calidad de vida de la población

- Incluir los créditos presupuestarios para financiar la recurrencia del salario mínimo, tanto de los trabajadores activos como de los pensionados y jubilados, las prestaciones sociales de antigüedad, beneficio de alimentación, incidencias salariales y los demás compromisos laborales convenidos en los contratos colectivos, para evitar insuficiencias presupuestarias en el gasto de personal, dado que no se permitirá durante la ejecución del ejercicio fiscal, la tramitación de créditos adicionales para tales fines

- Evitar la creación de cargos, contratación de personal, suplencias, revisar la política de becas, gastos de representación, asignaciones de horas extras, así como el otorgamiento de otras retribuciones y remuneraciones, ajustando en todo caso, la administración de personal de esa Entidad Federal a las disposiciones de la Ley del Estatuto de la Función Pública

- Incorporar en el Proyecto de Ley de Presupuesto de los Estados para el año 2009, los créditos presupuestarios necesarios y suficientes para mantener o en su defecto aperturar, las cuentas de fidecomiso por prestaciones sociales, de conformidad con lo previsto en los Artículos 108 y 666 de la "Ley Orgánica del Trabajo"

- Restringir al mínimo necesario, el gasto estimado de artículos de oficina, papelería, revistas y periódicos, combustibles y lubricantes, que se imputan por la partida 4.02 "Materiales, Suministros y Mercancías"

- Revisar las asignaciones para gastos por concepto de relaciones sociales, teléfonos, electricidad, agua, publicidad, diversión y esparcimiento, propaganda, asesoría de imágenes, escoltas y las comitivas de viajes, que se imputan por la partida 4.03 "Servicios No Personales", aplicando estrictos criterios de austeridad y racionalidad en el gasto

- Garantizar los créditos presupuestarios necesarios para dar continuidad y culminación a los proyectos y obras que están en ejecución. Asimismo, se deberá dar prioridad a la inversión en proyectos que representen un efecto multiplicador importante en el nivel de empleo, así como en el marco de la concepción estratégica del desarrollo endógeno, y reducir las adquisiciones o remodelaciones de inmuebles, bienes y equipos audiovisuales, vehículos automotores y obras de arte, que se adquieren por la partida 4.04 "Activos Reales"

- En la estimación y determinación de la partida 4.07 "Transferencias y Donaciones": las entidades deberán garantizar los recursos correspondientes para cubrir los gastos operativos de los entes adscritos, revisar la política de otorgamiento de subsidios y ayudas a personas. En todo caso, deberá privilegiar la calidad del gasto relacionado con los programas y proyectos sociales, misiones y convenios de cooperación

- Las Entidades Federales deberán propiciar en el marco de su jurisdicción legal las reformas de los instrumentos normativos que hagan posible la implementación de la Técnica de Presupuesto por Proyectos a partir de la Formulación Presupuestaria correspondiente al año 2010, para cuyo efecto contarán con la asesoría de esta Oficina Nacional

- Garantizar en la formulación de la Ley de Presupuesto Estadal del año 2009, los créditos presupuestarios que demandan los órganos del Poder Público del Estado (Consejo Legislativo, Contraloría y Consejo Estadal de Planificación y Coordinación de Políticas Públicas), para desarrollar con efectividad y eficiencia sus planes de gestión correspondientes. Especial énfasis deberán brindar al Presupuesto de la Contraloría Estadal, para que sobre la base del principio de capacidad financiera e independencia presupuestaria, consagrado en la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal, este órgano Contralor pueda ejercer la vigilancia, inspección, fiscalización y demás funciones de control, sobre las operaciones de esa Entidad Federal

- Desagregar en masculino y femenino, la información del personal contenida en los cuadros de recursos humanos, a los fines de incorporar en la formulación presupuestaria del año 2009, el enfoque de género, como política oficial dirigida a corregir la inequidad y desigualdad que ha imperado entre ciudadanos y ciudadanas del país

- Incorporar los créditos presupuestarios, suficientes y necesarios para la creación y puesta en marcha de las unidades administrativas que consagra la legislación dirigida a garantizar la Protección Social, como la Ley Orgánica Sobre el Derecho de las Mujeres a una Vida Libre de Violencia, Ley de Igualdad de Oportunidades para la Mujer, Ley Orgánica de Protección del Niño y del Adolescente, Ley Orgánica del Trabajo, entre otras.

7.3 Entidades Municipales

El Municipio constituye la unidad política primaria de la organización nacional de la República, goza de personalidad jurídica y ejerce sus competencias de manera autónoma, conforme a la Constitución de la República Bolivariana de Venezuela y la ley. Sus actuaciones incorporarán la participación ciudadana de manera efectiva, suficiente y oportuna, en la definición y ejecución de la gestión pública y en el control y evaluación de sus resultados.

En el desarrollo de los principios constitucionales, relativos al Poder Público Municipal, su autonomía, organización y funcionamiento, gobierno, administración y control, para el efectivo ejercicio de la participación protagónica del pueblo en los asuntos propios de la vida local, las autoridades de los órganos y entes que lo conforman, ajustarán su actuación conforme a los valores de la democracia participativa, la corresponsabilidad social, la planificación, la descentralización y la transferencia a las comunidades y grupos vecinales organizados.

Actualmente existen en el país, 335 municipios desplegados en las 23 entidades federales y el Distrito Metropolitano de Caracas.

Además de organizar el funcionamiento de sus órganos y regular las atribuciones de las distintas entidades que lo integran, el municipio tiene atribuidas por la Ley Orgánica del Poder Público Municipal las siguientes competencias:

- El gobierno y administración de los intereses propios de la vida local
- La gestión de las materias que la Constitución de la República Bolivariana de Venezuela y las leyes nacionales les confieran en todo lo relativo a la vida local, en especial, la ordenación y promoción del desarrollo económico y social, la dotación y prestación de los servicios públicos domiciliarios, la aplicación de la política referente a la materia inquilinaria, la promoción de la participación ciudadana y, en general, el mejoramiento de las condiciones de vida de la comunidad en las áreas siguientes:
  - La ordenación territorial y urbanística; el servicio de catastro; el patrimonio histórico; la vivienda de interés social; el turismo local; las plazas, parques y jardines; los balnearios y demás sitios de recreación; la arquitectura civil; la nomenclatura y el ornato público
  - La vialidad urbana, la circulación y ordenación del tránsito de vehículos y personas en las vías municipales y los servicios de transporte público urbano
  - Los espectáculos públicos y la publicidad comercial en lo relacionado con los intereses y fines específicos del Municipio
  - La protección del ambiente y la cooperación en el saneamiento ambiental; la protección civil y de bomberos; y el aseo urbano y domiciliario, incluidos los servicios de limpieza, recolección y tratamiento de residuos
  - La salubridad y la atención primaria en salud; los servicios de protección a la primera y segunda infancia, a la adolescencia y a la tercera edad; la educación preescolar; los servicios de integración familiar de las personas con discapacidad al desarrollo comunitario; las actividades e instalaciones culturales y deportivas; los servicios de prevención y protección, vigilancia y control de los bienes; y otras actividades relacionadas
  - Los servicios de agua potable, electricidad y gas doméstico; de alumbrado público, alcantarillado, canalización y disposición de aguas servidas; de mataderos, cementerios, servicios funerarios, de abastecimiento y mercados
  - La justicia de paz; la atención social sobre la violencia contra la mujer y la familia, la prevención y protección vecinal y los servicios de policía municipal, conforme a la legislación nacional aplicable
  - Las demás relativas a la vida local y las que le atribuyan la Constitución de la República Bolivariana de Venezuela y las leyes nacionales y estadales

Las competencias concurrentes que el Municipio comparte con el Poder Nacional o Estadal, estarán reguladas por los principios de la interdependencia, coordinación, cooperación, corresponsabilidad y subsidiaridad, previsto en el artículo 165 de la Constitución de la República Bolivariana de Venezuela.

7.3.1. Fuentes de Financiamiento

Constituyen ingresos ordinarios de los municipios, de conformidad con la Ley Orgánica del Poder Publico Municipal:

- Los procedentes de la administración de su patrimonio, incluido el producto de sus ejidos y bienes
- Las tasas por el uso de sus bienes o servicios; las tasas administrativas por licencias o autorizaciones; los impuestos sobre actividades económicas de industria, comercio, servicios o de índole similar, con las limitaciones establecidas en la Constitución de la República Bolivariana de Venezuela; los impuestos sobre inmuebles urbanos, vehículos, espectáculos públicos, juegos y apuestas lícitas, propaganda y publicidad comercial; las contribuciones especiales por mejoras sobre plusvalía de las propiedades generadas por cambio de uso o de intensidad de aprovechamiento con que se vean favorecidas por los planes de ordenación urbanística y cualesquiera otros que le sean asignados por ley
- El impuesto territorial rural o sobre predios rurales y otros ramos tributarios Nacionales o estadales, conforme a las leyes de creación de estos tributos
- Los derivados del Situado Constitucional y otras transferencias o subvenciones nacionales o estadales
- El producto de las multas y sanciones en el ámbito de sus competencias y las demás que le sean atribuidas
- Los dividendos o intereses por suscripción de capital
- Los provenientes del Fondo de Compensación Interterritorial
- Los demás que determine la ley.

El Situado previsto en el numeral 4° anterior, se refiere a la participación de los municipios sobre el 20 por ciento tanto del Situado Constitucional como de los ingresos propios de los Estados, el cual distribuye el Ejecutivo Nacional conforme a los siguientes parámetros: 30 por ciento en partes iguales, 50 por ciento en proporción a la población de los municipios y 20 por ciento en proporción a su extensión territorial.

Los ingresos extraordinarios del Municipio, provienen de:

- El producto del precio de venta de los ejidos y demás bienes muebles e inmuebles municipales
- Los bienes que se donaren o legaren a su favor
- Las contribuciones especiales
- Los aportes especiales que le acuerden organismos nacionales o estadales
- El producto de los empréstitos y demás operaciones de crédito público contratados, de conformidad con la ley.

Estos ingresos extraordinarios sólo podrán destinarse a inversión en obras o servicios que aseguren la recuperación de la inversión o el incremento efectivo del patrimonio del

Municipio. Excepcionalmente y sólo en caso de emergencia por catástrofe o calamidad pública, podrán destinarse para atenderla; este destino requerirá la autorización del Concejo Municipal.

De igual modo, de los ingresos totales previstos en el presupuesto municipal se destinará como mínimo, el 50 por ciento para ser aplicado a gastos de inversión o de formación de capital, entendiendo como gasto de inversión aquellos a los que le atribuye tal carácter la Oficina Nacional de Presupuesto (Onapre), dando preferencia en todo caso a las áreas de salud, educación, saneamiento ambiental y a los proyectos de inversión productiva que promuevan el desarrollo sustentable del Municipio. El presupuesto de inversión está dirigido al desarrollo humano, social, cultural y económico del Municipio, y se debe elaborar de acuerdo con las necesidades prioritarias presentadas por las comunidades organizadas, en concordancia con lo estimado por el alcalde o alcaldesa en el presupuesto destinado al referido sector y con los proyectos generales sobre urbanismo, infraestructura, servicios y vialidad.

A estos fines los municipios cuentan con las siguientes fuentes de financiamiento: Situado Constitucional Municipal; Fondo Intergubernamental para la Descentralización (Fides); Ley de Asignaciones Económicas Especiales derivadas de Minas e Hidrocarburos (LAEE) y los ingresos propios, tales como: impuestos, venta de bienes y servicios, ingresos de la propiedad, diversos entre otros.

7.3.1.1 Situado Constitucional Municipal

Este ramo de ingreso constituye la principal fuente de financiamiento de las ordenanzas de presupuesto de ingresos y gastos anual de los municipios del país, el cual está determinado en el ordinal 4 del artículo 167 de la Constitución de la República Bolivariana de Venezuela, en concordancia con los artículos 14 y 138, de la Ley Orgánica de Descentralización, Delimitación y transferencias de Competencias del Poder Público y la Ley Orgánica del Poder Público Municipal, respectivamente, cuyas disposiciones establecen que: a los municipios les corresponderá, en cada ejercicio fiscal, una participación no menor del 20 por ciento del Situado Constitucional Estadal, y además un 20 por ciento de los ingresos ordinarios de los respectivos estados, diferente al respectivo situado, y su distribución se hará conforme a los siguientes parámetros: 45 por ciento en partes iguales, 50 por ciento en proporción a la población de los municipios y 5 por ciento en proporción a su extensión territorial.

Para el ejercicio 2009, las entidades locales contarán con recursos provenientes de estas fuentes de financiamiento, por el orden de Bs. 6.205,8 millones, cantidad ésta superior en Bs.578,8 millones, con relación a la asignación del año 2008, la cual alcanzó Bs. 5.627,0 millones. En consecuencia los municipios contarán con mayores recursos que les permitirán atender sus gastos administrativos, compromisos laborales y otras insuficiencias, así como, gastos de inversión en programas y proyectos necesarios para el desarrollo económico y social.

7.3.1.2 Ley de Asignaciones Económicas Especiales Derivadas de Minas e Hidrocarburos y Fondo Intergubernamental para la Descentralización (Fides).

Los recursos provenientes de las Asignaciones Económicas Especiales se constituyen en una importante fuente de inversión pública para los gobiernos municipales, toda vez que los mismos deben ser orientados por estos niveles de gobierno al financiamiento de programas, y proyectos sociales y productivos, que coadyuven al fortalecimiento de las actividades económicas, que promuevan el desarrollo y permitan a su vez la participación de las comunidades que hacen vida en el municipio.

En este sentido, esta Ley establece en su artículo 3, que los recursos asignados a las entidades municipales por este concepto se destinarán al financiamiento de proyectos seleccionados de acuerdo a la siguiente regla: una cantidad equivalente al 28 por ciento del monto resultante de asignación económica especial para cada ejercicio fiscal, será destinado a financiar proyectos presentados por las alcaldías. Siendo así, estos recursos deberán ser destinados a gastos de inversión en las siguientes áreas: conservación, defensa, mejoramiento y vigilancia del ambiente y de los recursos naturales; recuperación y protección del ambiente en las áreas de explotación y exploración de minas de hidrocarburos, investigación e innovación tecnológica, dotación de los sectores médico asistencial, y educativo; conservación de la infraestructura sanitaria y construcción mejoramiento y la infraestructura agrícola entre otras.

Para el ejercicio 2009, las entidades locales contarán con recursos provenientes de esta fuente de financiamiento, por el orden de Bs. 1.377,7 millones.

Por otra parte, el Fides, es otra fuente de recursos importante de inversión para los municipios, por cuanto les permite la ejecución de programas, proyectos y actividades necesarios para el desarrollo socio económico y la satisfacción de las necesidades y requerimientos de los ciudadanos.

El monto estimado para los municipios por este concepto para el ejercicio 2009, alcanza la cantidad de Bs. 1.466,6 millones, que deberán ser destinados a: Proyectos y programas de asistencia técnica destinados a optimizar y modernizar los sistemas, Gastos correspondientes a la implementación del servicio de Justicia de Paz, Proyectos de inversión productiva que promuevan el desarrollo sustentable de los Consejos Comunales, de los estados, de los municipios y lo establecido en la Ley Especial de los Consejos Comunales, Proyectos destinados al financiamiento de las áreas de ciencia e innovación tecnológica.

7.3.1.3 Ingresos Propios

Los ingresos propios de la mayoría de los municipios, históricamente han sido insuficientes, esto debido principalmente, a la inexistencia de bienes patrimoniales y ejidos propios, que en un momento dado les puedan generar ingresos por su uso o explotación, poca actividad comercial e industrial, y en menor grado, la resistencia de los habitantes al pago de los servicios y demás impuestos; todo esto hace que los ingresos que reciben a través de la Ley de Presupuesto Nacional, es decir Situado, Fides y LAEE, se conviertan en su principal fuente y cuyo peso relativo en los ingresos totales, en muchos casos alcanza más del 90%; situación ésta que contribuye a que algunos municipios descuiden o abandonen sus políticas de administración tributaria, desmejorando la recaudación de sus ingresos propios.

En contraposición, existen municipios que por tener en su jurisdicción desarrollos industriales, alta actividad comercial y de servicio, propiedades inmobiliarias, etc. se ven obligados a diseñar sistemas de administración tributaria eficientes que se traducen en una alta recaudación por impuestos, tasas y contribuciones especiales, constituyéndose los ingresos propios en su principal fuente de financiamiento.

En este sentido, los ingresos propios de los municipios se derivan principalmente de los impuestos sobre las actividades económicas de industria, comercio, servicios o de índole similar, los impuestos sobre inmuebles urbanos, vehículos, espectáculos públicos, juegos y apuestas licitas, tasas, propagandas y publicidad comercial, así como, la venta de bienes y servicios, ingresos de la propiedad, entre otros.

Para el año 2009, los ingresos propios de los municipios se estiman en Bs.13.210,2 millones, tal como se reflejan en el cuadro 7.8 (anexo)

7.3.2 Orientación del Gasto

La ejecución de los planes, programas y proyectos de las alcaldías, sus Órganos y entes municipales adscritos, deberán articularse al Plan Municipal de Desarrollo, del cual se elaborará el Plan Operativo Anual que servirá de fundamento para la formulación del Proyecto de Ordenanza de Presupuesto para el año 2009, todo ello en el marco de actuación de los Consejos Locales de Planificación Pública, de conformidad con lo previsto en el Plan Estadal de Desarrollo, en el Plan de Desarrollo Regional, en el Plan Nacional de Desarrollo y en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013.

Es importante destacar que, de los ingresos previstos en el presupuesto municipal se destinará como mínimo, el cincuenta por ciento, para ser aplicado a gastos de inversión o de formación de capital, entendiendo como gasto de inversión aquellos a los que le atribuye tal carácter la Oficina Nacional de Presupuesto y, dando preferencia a las áreas de salud, educación, saneamiento ambiental y a los proyectos de inversión productiva que promuevan el desarrollo sustentable del Municipio.

Las inversiones estarán dirigidas al desarrollo humano, social, cultural y económico del Municipio, y se elaborará de acuerdo con las necesidades prioritarias presentadas por las comunidades organizadas, en concordancia con lo estimado por el alcalde o alcaldesa en el presupuesto destinado a cada sector y con los proyectos generales sobre urbanismo, infraestructura, servicios y vialidad.

Por otra parte, los recursos provenientes de LAEE y Fides, que deben ser orientados a proyectos y programas de: conservación y mejoramiento ambiental, investigaciones e innovaciones tecnológicas, infraestructura y dotación en el área médico-asistencial, proyectos de inversión productiva que promuevan el desarrollo sustentable de los Consejos comunales, educación, vialidad urbana y rural y viviendas, entre otras.

7.3.2.1 Orientación Sectorial del Gasto

La composición del gasto sectorial de los municipios para el ejercicio fiscal 2009, se distribuye fundamentalmente de la siguiente manera:

- **Sector 01 "Dirección Superior del Municipio",** concentran los gastos del Poder Público Municipal, tales como: la función ejecutiva, la deliberante, control fiscal y la función de planificación, que la ejerce el Consejo Local de Planificación Pública. Además, de otras dependencias administrativas indispensables para su desempeño, tales como: Presupuesto, Personal, Administración, Tesorería, Hacienda Municipal, entre otra. Es por ello, que dicho sector representa el 22,1 por ciento del total de los gastos asignados para el año 2009, en razón a que estos niveles de gobiernos han venido adecuando sus estructuras administrativas, a sus necesidades.

- **Sector 11 "Vivienda, Desarrollo Urbano y Servicios Conexos",** concentra el mayor volumen de gasto a nivel sectorial, siendo su participación de un 34,6 por ciento para el año 2009, este comportamiento obedece a que en dicho sector, se ejecutan obras de infraestructura urbana y rurales, ambientales, viviendas, así como edificaciones de interés social.

- **Sector 15 "Gastos No Clasificados Sectorialmente",** representa el 17,4 por ciento del total sectorial del gasto presupuestado para el año 2009. Esto obedece fundamentalmente, a que estos gobiernos han orientado recursos al pago de los pasivos laborales, a la cancelación de deudas contraídas con proveedores y contratistas locales y además, a las transferencias otorgadas a sus organismos adscritos.

Analizada la distribución sectorial del gasto a nivel municipal para el año 2009, se determinó la siguiente distribución: Sector 01 "Dirección Superior del Municipio" con 22,1 por ciento, Sector 11 "Vivienda, Desarrollo Urbano y Servicios Conexos" el 34,6 por ciento, Sector 15 "Gastos No Clasificados Sectorialmente" el 17,4 por ciento y el restante correspondiente a otros sectores el 25,9 por ciento.

Seguidamente se presenta la distribución estimada por sectores del gasto, de los municipios para el año 2009.

Gráfico N° 7-5
Distribución Sectorial del Gasto Municipal
Estimación Año 2009


MILLONES DE BOLIVARES
9.200
6.200
3.200
200
Bs.8.046,4
Bs.5.133,5
Bs.4.050,3
Bs.2.267,0
Bs.1.320,2
Bs.671,3
Bs.504,0
Bs.387,7
Bs.847,0
34,6%
22,1%
17,4%
9,8%
5,7%
2,9%
2,2%
1,7%
3,6%
VIVIENDA, DESARROLLO URB Y SERV. CONEXOS
DIRECCIÓN SUPERIOR
GTOS. NO CLASIFICADOS SECTORIALMENTE
SEGURIDAD SOCIAL
DESARROLLO SOCIAL Y PARTICIPACIÓN
SEGURIDAD Y DEFENSA
TRANSPORTE. Y COMUNICACIONES
EDUCACIÓN
OTROS
SECTORES

7.3.2.2 Orientación por Partidas del Gasto

La estructura de gasto a nivel de partidas de los municipios, para el año 2009, la siguiente distribución porcentual: 4.01 "Gastos de Personal" con 26,0 por ciento, 4.04 "Activos Reales" el 31,8 por ciento, 4.07 "Transferencias y Donaciones" 29,2 por ciento y el resto de las partidas absorben el 13 por ciento.

Tal comportamiento obedece a lo siguiente:

Los gastos de personal presentan una participación del 26,0 por ciento, en relación con el total de los gastos acordados para el año 2009, ya que básicamente debe atenderse los beneficios socio-económicos logrados por los trabajadores en las contrataciones colectivas: prestaciones sociales, ticket de alimentación, bono vacacional, aguinaldos, así como los aumentos del salario mínimo decretado por el Ejecutivo Nacional, que ampara a los trabajadores públicos municipales.

En lo que respecta a los gastos de activos reales, se aprecia que para el año 2009, la referida partida refleja una participación del 31,8 por ciento, en relación al total de los gastos presupuestados, tal situación, es consecuencia, por una parte, al cumplimiento del artículo 230 de la Ley Orgánica del Poder Público Municipal (Loppm), el cual establece que, los municipios deberán destinar como mínimo el 50 por ciento de los ingresos previstos, a gastos de inversión o formación de capital, y por la otra, a que la mayor parte de los recursos otorgados por LAEE y Fides, se imputan por esta partida.

En cuanto a las transferencias y donaciones, se observa una participación del 29,2 por ciento del total de los gastos acordados para el año 2009, debido fundamentalmente a las asignaciones que otorgan a sus entes descentralizados, los cuales han experimentado un crecimiento sostenido en los últimos años. Igualmente, se prevé ir incrementado los aportes a los Consejos Comunales creados en su jurisdicción y así permitir el efectivo ejercicio de la participación protagónica del pueblo en los asuntos propios de la vida local, conforme a los valores de la democracia participativa, la corresponsabilidad social, la planificación, la descentralización y la transferencia a las comunidades y grupos vecinales organizados. Así mismo, se asignan créditos presupuestarios para las pensiones, jubilaciones, aguinaldos al personal jubilado, ayudas y donaciones a personas.Tal como se observa en el gráfico N° 7-7

Gráfico 7-7
Participación por Partidas de Gasto
Estructura porcentual
Año 2009


1,5%
DISMINUCIÓN DE PASIVOS
Bs. 349,8
1,1%
RECTIFICACIONES AL PRESUPUESTO
Bs. 264,6
26,0%
GASTOS DE PERSONAL
Bs. 6.042,7
29,2%
TRANSFERENCIAS Y DONACIONES
Bs. 6.774,3
2,5%
MATERIALES, SUMINISTROS
Y MERCANCIAS
Bs. 588,8
7,8%
SERVICIOS PERSONALES
Bs. 1.802,4
31,8%
ACTIVOS REALES
Bs. 7.383,2

7.3.2.3 Política de Gasto para el Ejercicio Fiscal 2009

Se hace necesaria en cuanto a la política presupuestaria del gasto para el 2009, la observancia por parte de los Municipios, de los siguientes lineamientos específicos:

- El proceso presupuestario de los Municipios deberá regirse por lo dispuesto en los artículos 62 y 64 de la Ley Orgánica de la Administración Financiera del Sector Público (Loafsp), por las disposiciones de la Ley Orgánica del Poder Público Municipal (Loppm), por las Ordenanzas Municipales y demás leyes aplicables a la materia; ajustando su desarrollo a las disposiciones técnicas previstas en el Instructivo N° 21 "Para la Formulación de los Presupuestos de los Municipios"; así como las contenidas en el Clasificador Presupuestario de Recursos y Egresos, estos dos últimos instrumentos emanados de esta Oficina Nacional, y disponibles en la página web: www.onapre.gob.ve

- Los planes, políticas, programas y proyectos de los órganos y entes municipales deberán articularse al Plan Municipal de Desarrollo, del cual se elaborará el Plan Operativo Anual que servirá de fundamento para la formulación del Proyecto de Ordenanza de Presupuesto para el año 2009, todo ello de conformidad con lo previsto en el Plan Estadal de Desarrollo, en el Plan de Desarrollo Regional, en el Plan Nacional de Desarrollo y en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013; considerando en todo momento, las propuestas y opiniones, provenientes de la participación ciudadana, directamente o a través de las comunidades organizadas o de las organizaciones públicas no estatales legalmente constituidas

- El monto de los créditos presupuestarios contenidos en la Ordenanza de Presupuesto de los Municipios para el año fiscal 2009, deberá expresarse en Bolívares de conformidad con lo establecido en el Decreto con Rango, Valor y Fuerza de Ley de Reconversión Monetaria y demás disposiciones emanadas del Banco Central de Venezuela. Dichos montos se indicarán sin decimales. De igual modo, la información estadística que se incorpore en la referida Ordenanza de Presupuesto deberá expresarse en "Bolívares" o su símbolo "Bs.", indistintamente de la expresión monetaria que se utilice, ya sea la vigente hasta el 31 de diciembre de 2007, o la vigente a partir del 1° de enero de 2008

- Vigilar y garantizar que el gasto de inversión se oriente a fortalecer el desarrollo humano, social, cultural y económico de los Municipios, tomando en consideración las necesidades prioritarias presentadas por las comunidades organizadas, brindando prioridad a los programas sociales dirigidos a la atención integral de la infancia, alimentación y nutrición, infraestructura social básica y protección social a los ancianos, apoyando además el esfuerzo conjunto de los Estados y el Ejecutivo Nacional, para lograr por una parte la profundización del trabajo de las "Misiones" y por otra, fortalecer los Consejos Comunales, todo ello con el fin de elevar la calidad de vida de la población

- Incluir los créditos presupuestarios para financiar la recurrencia del salario mínimo, tanto de los trabajadores activos como de los pensionados y jubilados, las prestaciones sociales de antigüedad, beneficio de alimentación, incidencias salariales y los demás compromisos laborales convenidos en los contratos colectivos, para evitar insuficiencias presupuestarias en el gasto de personal, dado que no se permitirá durante la ejecución del ejercicio fiscal, la tramitación de créditos adicionales para tales fines

- Evitar la creación de cargos, contratación de personal, suplencias, revisar la política de becas, gastos de representación, asignaciones de horas extras, así como el otorgamiento de otras retribuciones y remuneraciones, ajustando en todo caso, la administración de personal de esa entidad municipal a las disposiciones de la Ley del Estatuto de la Función Pública.

- Incorporar en el Proyecto de Ordenanza de Presupuesto para el año 2009, los créditos presupuestarios necesarios y suficientes para mantener o en su defecto aperturar, las cuentas de fidecomiso por prestaciones sociales, de conformidad con lo previsto en los Artículos 108 y 666 de la "Ley Orgánica del Trabajo"

- Restringir al mínimo necesario, el gasto estimado de artículos de oficina, papelería, revistas y periódicos, combustibles y lubricantes, que se estimen por la partida 4.02 "Materiales, Suministros y Mercancías"

- Revisar las asignaciones para gastos por concepto de relaciones sociales, teléfonos, electricidad, agua, publicidad, diversión y esparcimiento, propaganda, asesoría de imágenes, escoltas y las comitivas de viajes, que se imputan por la partida 4.03 "Servicios No Personales", aplicando estrictos criterios de austeridad y racionalidad en el gasto

- Garantizar los créditos presupuestarios necesarios para dar continuidad y culminación a los proyectos y obras que están en ejecución. Asimismo, se deberá dar prioridad a la inversión en proyectos que representen un efecto multiplicador importante en el nivel de empleo, así como en el marco de la concepción estratégica del desarrollo endógeno, y reducir las adquisiciones o remodelaciones de inmuebles, bienes y equipos audiovisuales, vehículos automotores y obras de arte, que se adquieren por la partida 4.04 "Activos Reales"

- En la estimación y determinación de la partida 4.07 "Transferencias y Donaciones": el Municipio deberá garantizar los recursos correspondientes para cubrir los gastos operativos de los Entes Adscritos, revisar la política de otorgamiento de subsidios y ayudas a personas. En todo caso, deberá privilegiar la calidad del gasto relacionado con los programas y proyectos sociales, misiones y convenios de cooperación

- Los Municipios deberán propiciar en el marco de su jurisdicción legal las reformas de los instrumentos normativos que hagan posible la implementación de la Técnica de Presupuesto por Proyectos a partir de la Formulación Presupuestaria correspondiente al año 2010, para cuyo efecto contarán con la asesoría de esta Oficina Nacional

- Garantizar en la formulación de la Ordenanza de Presupuesto Municipal del año 2009, los créditos presupuestarios que demandan los órganos del Poder Público del Municipio (Concejo Municipal, Contraloría y Consejo Local de Planificación), para desarrollar con efectividad y eficiencia sus planes de gestión correspondientes. Especial énfasis deberán brindar al Presupuesto de la Contraloría Municipal, para que sobre la base del principio de capacidad financiera e independencia presupuestaria, consagrado en la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal, este órgano contralor pueda ejercer la vigilancia, inspección, fiscalización y demás funciones de control, sobre las operaciones de esa Entidad Municipal

- Desagregar en masculino y femenino, la información del personal contenida en los cuadros de recursos humanos, a los fines de incorporar en la formulación presupuestaria del año 2009, el enfoque de género, como política oficial dirigida a corregir la inequidad y desigualdad que ha imperado entre ciudadanos y ciudadanas del país

- Incorporar los créditos presupuestarios, suficientes y necesarios para la creación y puesta en marcha de las unidades administrativas que consagra la legislación dirigida a garantizar la Protección Social, como la Ley Orgánica Sobre el Derecho de las Mujeres a una Vida Libre de Violencia, Ley de Igualdad de Oportunidades para la Mujer, Ley Orgánica de Protección del Niño y del Adolescente, Ley Orgánica del Trabajo, entre otras.

7.4 Entes Regionales

El Ejecutivo Nacional a través del Ministerio de Poder Popular para la Ciencia y la Tecnología (Mppct) y sus entes adscritos como son las Fundaciones para el Desarrollo de la Ciencia y la Tecnología continúan apoyando la investigación y gestionando el acercamiento del conocimiento científico y tecnológico a las comunidades, a través de acciones en red con distintos actores, construyendo espacios favorables para el encuentro de saberes en torno a la promoción de Ciencia y la Tecnología. Con estas acciones se pone en evidencia un incremento sostenido en el acceso a las nuevas Tecnologías de la Información y de la Comunicación (TIC).

Como parte de las estrategias para asegurar la Sostenibilidad en el campo tecnológico y del saber el Gobierno Bolivariano se ha planteado el desarrollo de políticas destinadas a lograr la creación de otras Fundacites así como también, el surgimiento de un conjunto de misiones socialistas, que se han sumado a las estrategias del Gobierno Nacional para alcanzar la inclusión social en forma masiva, acelerada, y sostenida.

Es así como las misiones han jugado un papel fundamental para ofrecer mejor calidad de vida y garantizar integración plena de los venezolanos.

Cada uno de estos logros constituyen una expresión del compromiso del Gobierno Bolivariano, no sólo por cumplir las metas trazadas en la Cumbre del Milenio, sino por garantizar políticas efectivas en la lucha real contra la pobreza y por el establecimiento de un mundo más humano, donde reine la equidad.

En el marco del relanzamiento de la "Misión Socialista Che Guevara" y Redes Socialistas de Innovación Productiva, donde estas tienen por objeto promover, mediante el apoyo financiero, la integración y cooperación y la asociatividad entre unidades productoras de bienes y servicios y entre éstas y los sectores científico, tecnológicos e institucionales tales como la agrícola, agroindustrial, servicio pesquero, pecuario, acuícola, minería, industrial y forestal, para que de manera conjunta se puedan construir nuevos espacios locales a partir de las capacidades, conocimientos, recursos y riquezas de cada región que conlleven al desarrollo humano, la productividad y la inclusión social en función del desarrollo local sustentable.

Las Redes Socialistas de Innovación Productiva (RSIP), son un conjunto de pequeñas y medianas unidades socialistas productoras de bienes y servicios que se apoyan mutuamente para resolver problemas de insumos materiales, financieros, de comercialización, de formación y capacitación, de desarrollos tecnológicos, de estrategias comunes; apoyadas en un sistema de innovación, desde el punto de vista sociológico y antropológico, que permita crear condiciones socio-productivas favorables en una región, localidad o el país.

Asimismo, otro aspecto relevante lo dimensiona "la construcción del nuevo Estado socialista" que se fundamenta en la cooperación, equidad, solidaridad, igualdad, corresponsabilidad y cogestión, donde los vecinos son los llamados a participar; ya que ellos son los principales actores en todo este proceso. Es por ello, que el Ministerio del Poder Popular para la

Protección y Participación Social, a través de sus entes regionales Fundacomunal, tiene por objetivo impulsar y promover la organización, expansión y consolidación de los Consejos Comunales y, por ende, del poder comunal, asegurando la más amplia participación de las comunidades en la satisfacción de sus necesidades, aspiraciones colectivas y hábitat, garantizando, el mejoramiento de la calidad de vida de sus habitantes y, a su vez, la transferencia del poder.

Las Fundacites han fortalecido su capacidad institucional y sus objetivos primordiales en cada una de las regiones donde se encuentran establecidas, y su universo está conformado por Fundacites Anzoátegui, Aragua, Amazonas, Apure, Barinas, Bolívar, Carabobo, Cojedes, Delta Amacuro, Falcón, Inzit-cicasi, Lara, Mérida, Monagas, Nueva Esparta, Sucre, Portuguesa, Táchira, Trujillo, Zulia, Yaracuy.

El Mppct, en apoyo a los Proyectos Misión Ciencia impulsó la creación de un instrumento legal que sirviera de fuente de financiamiento adicional a las ya establecidas, cuyo benefactor seria el sector privado es por ello, que en fecha 03 de agosto del 2005 y de acuerdo a lo establecido en Gaceta Oficial N° 38.242, se crea la Ley Orgánica para la Ciencia Tecnología e Innovación (Locti), la misma establece la obligación de invertir o aportar recursos por parte de las grandes empresas que obtienen ingresos brutos superiores a 100 mil unidades tributarias, de acuerdo a lo establecido en el artículo 42 de esta ley, en donde las empresas a nivel regional aportarán de sus ingresos brutos anuales del ejercicio inmediato anterior, una cifra equivalente a una cantidad comprendida entre 0,1 por ciento y 0,5 por ciento.

En este sentido, además de las Fundacites, en el ámbito regional, se cuenta con seis Corporaciones Regionales de Desarrollo, con Fondo Intergubernamental para la Descentralización (Fides), la Fundación para el Desarrollo de la Región Centro Occidental Fudeco, y el Instituto Zuliano de Investigaciones Tecnológicas (Inzit-cicasi), todos comprometidos con su gestión en la promoción y el desarrollo socio - territorial, con énfasis en la elevación del nivel de vida de la sociedad venezolana, y en el impulso y propagación de los medios de participación para que las distintas fuerzas sociales, participen en el diseño y ejecución de recursos y políticas públicas.

A continuación, se hace una reseña de cada grupo o Institución contenido en este punto espécifico.

7.4.1 Corporaciones Regionales de Desarrollo

Las Corporaciones Regionales de Desarrollo, Corpozulia, Corpovargas, Corpoandes, Corpollanos, y Corpocentro, así como, la Corporación Venezolana de Guayana (CVG) y Fudeco en apego a los lineamientos estratégicos definidos en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, y en correspondencia con el Plan Operativo Anual Nacional 2009, han venido elaborando planes orientados al desarrollo económico y social que permiten mantener un equilibrio sostenido de las regiones, lo que conlleva al impulso en los sectores de la industria, el turismo, la agricultura, la pesca y la agroindustria, entre otros. En este contexto, la presencia del Estado en las regiones se ha fortalecido contribuyendo a reforzar la independencia y soberanía nacional.

En el desarrollo socio territorial en su enfoque geoestratégico, en el que se identifican los Ejes Norte-Costero; Orinoco-Apure, Occidental, Oriental, y el Norte-Llanero, las Corporaciones como entes dinamizadores del crecimiento económico y social en las regiones, contemplan lograr la profundización de la participación ciudadana en el desarrollo y explotación del amplio potencial regional de recursos petrolíferos, hídricos, mineros, gasíferos, forestales, turísticos, agroindustriales mediante la planificación del desarrollo sustentándola en patrones de equidad y justicia social. Igualmente, las Corporaciones juegan un papel relevante por el impulso y desarrollo que brindan a las cadenas agro-productivas y socio-productivas, regionales.

En este sentido, las Corporaciones orientan permanentemente su misión a prestar asistencia técnica y capacitación al sector productivo; al fortalecimiento de los Consejos Estadales de Planificación y Coordinación de Políticas Públicas, de los Consejos Locales de Planificación Pública; a los gabinetes estadales; a las misiones sociales; a la pequeña y mediana industria, al sector cooperativo y de nuevos emprendedores; al sector turístico; y en general al desarrollo territorial bajo estrategias de descentralización desconcentrada en las regiones.

Para este año 2009, las Corporaciones Regionales de Desarrollo, se proponen en el marco de las líneas transformadoras definidas en el Plan Nacional de Desarrollo 2007-2013, desarrollar un conjunto de proyectos orientados a seguir fomentando la participación organizada del pueblo en la planificación de la producción y la socialización equitativa de los excedentes; el desarrollo de la agroindustria rural; a impulsar la formación de comunidades y otras organizaciones de base para la instauración del nuevo modelo productivo socialista; dinamizar las regiones en base a complementariedades y articulación de espacios productivos; promover y coadyuvar el desarrollo endógeno integral y sustentable de espacios deprimidos en las regiones pero con vocación y potencialidades para la producción agrícola; garantizar la actualización de herramientas tecnológicas que coadyuven al mejoramiento de la gestión y promoción de las corporaciones; desarrollar la industria básica no energética, la manufactura y los servicios básicos.

Así mismo, las actividades de capacitación, asistencia e incorporación de herramientas documentales, técnicas y tecnológicas para el crecimiento y desarrollo sostenido; las tendientes a desarrollar los eslabones de la cadena productiva a fin de contribuir con la seguridad y soberanía alimentaria; las que permitan sensibilizar y transferir a los ciudadanos y ciudadanas el conocimiento sobre el proyecto ético socialista bolivariano; y las que conduzcan a mejorar su propia estructura organizativa y funcional.

- **Corporación de Desarrollo de la Región de los Llanos (Corpollanos)**

  Constituida por los Estados Guárico y Apure, tiene por objeto promover el crecimiento de la Región de los Llanos, y fortalecer el desarrollo endógeno; continuar con la ejecución de planes y proyectos orientados al fortalecimiento de los Consejos Comunales, Cooperativas y otras organizaciones de base; consolidar la seguridad alimentaria y organización comunal; la rehabilitación y puesta en marcha del central panelero madre vieja; actualización de la plataforma tecnológica de la Corporación; realizar estudios sobre la siembra de zábila en la región de los llanos; continuar con la recuperación, rehabilitación y culminación de las obras turísticas, enmarcadas en la Ruta Libertadora Campaña Admirable (1813) y la visualización del plan de ordenación y desarrollo del territorio de la región de los llanos.

- **Corporación de Desarrollo de la Región Central (Corpocentro)**

  Esta Corporación integrada por los Estados Carabobo, Aragua, Miranda, Distrito Capital y Vargas, orienta su política institucional a continuar promoviendo el desarrollo integral de la Región mediante la planificación, promoción y coordinación de un desarrollo armónico sustentable, se ha propuesto ejecutar planes y proyectos dirigidos al asesoramiento y seguimiento para el fortalecimiento del Sistema Nacional de Planificación en la Región Central; al fomento de la actividad piscícola en la región; la consolidación de la estructura institucional de Corpocentro; a la visualización del plan de ordenación y desarrollo del territorio de la región central; al seguimiento y asistencia técnica a las Pequeñas y Medianas Empresas (Pymes) y a la recuperación de créditos financiados por el Fondo Especial de Desarrollo Industrial; a brindar asistencia técnica a las organizaciones socio-productivas, comunidades organizadas y público en general; al fomento e impulso de la cadena agro-productiva avícola; a crear centros de formación político ideológico; a formular planes de desarrollo y asistencia técnica para el fortalecimiento del poder comunal; a impulsar y fomentar la cadena productiva de pesca y la acuicultura; al fortalecimiento del sistema integral de asistencia técnica para las comunidades, la economía social y la Pequeña y Mediana Industria (PYMI).

- **Corporación de Desarrollo de la Región Zuliana (Corpozulia).**

Dentro de su programación Corpozulia prevé ejecutar importantes actividades que conlleven al desarrollo de proyectos generadores de valor agregado y de empleo en concordancia con el medio ambiente, que impacten en la economía del Estado y que produzcan bienestar social a las comunidades, dando prioridad a proyectos ya iniciados o que finalicen en el año 2009. Su política de inversión está enmarcada en los lineamientos generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, formuladas conjuntamente con otras instituciones y la participación de las comunidades, a través de consultas de campo. El impacto de estas políticas por sectores y/o áreas se expresará de la manera siguiente:

Área Agrícola: Se busca diversificar el aparato productivo nacional y regional para cubrir el déficit en la oferta agro industrial y actuar más agresivamente, mediante la conformación y alianza entre el Estado, los productores agropecuarios y los agroindustriales con el fin de desarrollar la producción, el proceso y la comercialización de rubros agropecuarios para cuya obtención la región tiene vocación natural y ventajas comparativas.

Área Minera: A través de la Gerencia de Desarrollo Minero, buscará mantener los contratos de arrendamiento con Carbozulia en la cuenca del río Guasare, pero evaluando la posibilidad real de no explotar carbón en las cuencas de los ríos Socuy, Cacherí, retomando con las comunidades indígenas de la Sierra de Perijá y otros sectores sociales y gubernamentales, la propuesta de renunciar a la posibilidad de ejecutar los proyectos carboníferos.

Desarrollo de Empresas: En esta área promoverá la recuperación y activación de empresas inactivas; la creación de nuevas empresas asociativas, de pequeñas y medianas empresas; de empresas artesanales, de desarrollo tecnológico que favorezca el crecimiento independiente y soberano; así como la creación de circuitos económicos combinando al sector economía social con el sector tradicional, además de la exploración de nuevas alternativas de inversión.

Área Turística: En esta área económica se persigue perfilar al Zulia como destino turístico predilecto, generando así alternativas económicas para la comunidad receptora, redundando en beneficio social para la región.

- **Corporación para la Recuperación y Desarrollo del Estado Vargas (Corpovargas)**

Se ha planteado como objetivo principal promover, ejecutar, financiar y coordinar proyectos y programas de naturaleza físico-ambiental, económica y social para el

Estado Vargas, afectado por la catástrofe ocurrida en el año 1999. Así mismo, Tendrá como horizonte el ordenamiento territorial y la minimización de riesgos, impulsando una infraestructura en obras civiles y un desarrollo socio-económico y turístico que permitirá aprovechar las potencialidades de la región a través de sus actividades productivas, con el fin de generar el bienestar colectivo de la población de dicha Entidad Federal.

Otro fin estratégico de la Corporación, se orienta a la difusión de la Contraloría Social, el apoyo técnico para la realización de proyectos que puedan gestionar directamente las comunidades; así como la integración tecnológica de los Consejos Comunales con miras a brindarle a las comunidades de la región, el dominio y manejo de herramientas que le permitan conocer su entorno y planificar sus propios proyectos de desarrollo.

Igualmente, Corpovargas propiciará la coherencia organizativa, funcional procedimental y sistemática de los órganos públicos, incrementando los niveles de capacidad y conocimiento del funcionario público mediante efectivos programas de capacitación y adiestramiento, impulsando al mismo tiempo la simplificación de los trámites administrativos como mecanismo para alcanzar mayor eficiencia, además de crearles apropiados valores que conduzcan a la transparencia y democratización de la información, facilitando el acceso a las comunidades a los medios de comunicación.

- **Corporación de Los Andes (Corpoandes).**

Al constituirse como Institución de respuestas oportunas y fuente confiable de información y documentación para la promoción del desarrollo integral de la región de los Andes, Corpoandes integrada por los Estados Barinas, Mérida, Táchira y Trujillo, colabora en coordinación con los organismos nacionales, estadales, municipales y privados, en la elaboración de los proyectos de leyes, planes y programas que inciden en el desarrollo de la región.

Por otra parte, impulsa aquellos proyectos que se formulen atendiendo a la situación económica y social de la zona, prestando asistencia técnica en cada caso y apoyando las iniciativas empresariales en la formación y gestión de empresas necesarias para el desarrollo regional. Específicamente, la Corporación impulsará el desarrollo de los proyectos orientados a la creación e impulso de la organización en la cadena socio productiva de la ganadería de altura, fortalecimiento de las cadenas socio-productivas de Cacao, fortalecimiento de los sistemas de riego mediante su manejo integral en las cuencas altas de la región de los andes, gestión del plan de manejo y conservación de la sub-cuenca del río mocoties, sistema de información de la región de los andes (Siggas), apoyo a los productores, asociaciones y comunidades en materia de formulación de proyectos, impulso del desarrollo endógeno del cultivo del café y acondicionamiento de la zona industrial de la Fría Estado Táchira.

- **Corporación Venezolana de Guayana (CVG).**

Como ente promotor y dinamizador de la Región de Guayana, conformada por los Estados Bolívar, y Delta Amacuro, ha direccionado sus políticas al logro y fortalecimiento de planes y proyectos de inversión orientados a la instalación de mini plantas procesadoras de lácteos; migración de software libre con estándares abiertos; instalación de plantas procesadoras de arroz; instalación de un complejo agroindustrial y tecnológico para el procesamiento del maíz; elaboración de planes de desarrollo urbano en la región Guayana (PDUL); proyectos y estudios especiales de ingeniería, consolidación del proceso socioeconómico del Sur de los Estados Anzoátegui y Monagas, desarrollo del eje Orinoco-Apure; adjudicación, expropiación de los bienes inmuebles, requeridos para la ejecución de proyectos de la CVG; la adecuación de acueductos y saneamientos de aguas servidas; la implementación de un sistema de información territorial; la determinación del potencial de los recursos mineros y el aprovechamiento integral de la zona de desarrollo de Guayana.

- **Fundación para el Desarrollo de la Región Centro Occidental de Venezuela (Fudeco)**

  Continuando con su estrategia de impulsar el desarrollo económico y social, en forma sustentable, en la Región Centro Occidental de Venezuela, conformada por los estados Cojedes, Falcón, Lara, Portuguesa y Yaracuy, Fudeco se propone ejecutar y consolidar estudios, planes y proyectos orientados a la promoción del desarrollo endógeno en la zona sissalera del Estado Lara; a la producción de estudios sobre la medición de variables de desarrollo actualizadas; a crear centros integrales de información para la planificación; a crear programas de capacitación para fortalecer la participación protagónica y el desarrollo endógeno; a crear centros de observatorios de territorios comunales en la región; a visualizar un plan de ordenación y desarrollo del territorio de la región central; dar apoyo a la planificación del desarrollo endógeno en la nueva geopolítica nacional; a fortalecer los sistemas de información para la gestión del desarrollo regional; a dar talleres de capacitación que propicien mecanismos e instancias para la participación ciudadana; a impulsar a la ganadería bovina de doble propósito, a fortalecer programas agrícolas vegetal, de acuicultura y de pesca en la zona especial de desarrollo endógeno sustentable El Baúl- Turén, y a la capacitación para el fortalecimiento de la relación estado-sociedad, entre otros.

A continuación se muestra gráficamente los ingresos estimados para las Corporaciones en el año 2009.

Gráfico N° 7-8
Ingresos Estimados para las Corporaciones Regionales de Desarrollo
Año 2009
(Millones de Bolívares)


CORPOZULIA
Bs.500,0
0,8%
CORPOANDES
Bs.15.400,5
21,2%
CORPOLLANOS
Bs.10.092,8
13,9%
26,5%
CORPOVARGAS
Bs.19.258,9
16,6%
FUDECO
Bs.12.054,1
21,0%
CORPOCENTRO
Bs.15.277,3
CORPORACIONES DE DESARROLLO REGIONAL

7.4.2 Fundaciones para el Desarrollo de la Ciencia y la Tecnología (Fundacites)

Son Instituciones creadas por Decreto Ejecutivo y adscritas al Ministerio del Poder Popular para Ciencia y Tecnología que contribuyen al desarrollo nacional, estadal y local del Sistema de Ciencia Tecnología e Innovación, representando, coordinando y ejecutando las políticas, planes, programas y actividades que el Ministerio de Ciencia y Tecnología les asigne a los estados, en sujeción a lo previsto en el Plan Nacional de Ciencia, Tecnología e Innovación. Se encargan de integrar las capacidades, expectativas y necesidades de todos los sectores de la sociedad en los Estados, fomentando procesos participativos y autogestionarios relacionados con el desarrollo endógeno integral, mediante mecanismos que permitan gestionar la apropiación social del conocimiento y el financiamiento de proyectos con pertinencia social.

Estas Fundaciones tienen por objeto, lo siguiente:

- Fortalecer, activar y modernizar el Sector Científico y Tecnológico de los Estados al propiciar las actividades de investigación en ciencia y tecnología para convertirlas en instrumentos útiles a la comunidad

- Estimular las actividades realizadas por las instituciones de los estados destinadas a la investigación científica y tecnológica

- Detectar y evaluar las necesidades del Estado en armonía con los organismos de planificación, a los fines de formular las políticas y planes regionales de ciencia y tecnología

- Propiciar el establecimiento de vínculos entre las instituciones de investigación de los Estados con el sector productivo de bienes y servicios, favoreciendo la generación de conocimientos científicos y el dominio de las tecnologías que demanda el sector

- Colaborar con los centros o institutos de investigación y organismos regionales de desarrollo para abordar los problemas inherentes al Sector Ciencia y Tecnología, propiciando el establecimiento de vínculos entre ellos y con los organismos públicos y privados, tanto nacionales como regionales y estadales

- Propiciar el desarrollo de nuevas tecnologías que requiera el sector productivo e identificar, analizar y difundir las experiencias que se hayan obtenido en la negociación, asimilación, transferencia innovación, sustitución y generación de tecnología

- Impulsar la incorporación de las variables científico-tecnológicas en las políticas económicas de las instituciones de Gobierno y de desarrollo regional

- Promover el desarrollo de la capacidad gerencial en ciencia y tecnología en los Estados

- Promover la formación especializada de recursos humanos en áreas identificadas como prioritarias para los estados

- Proponer a las instancias responsables acciones para una cooperación internacional ligada a la Ciencia y la Tecnología, con el fin de incrementar la capacidad de gestión científico-tecnológica en los estados

- Mantener actualizado el potencial científico-tecnológico, tanto en recursos humanos como en infraestructura en los estados

- Favorecer, estimular y constituir centros, núcleos, institutos, estaciones laboratorios y unidades de investigación o de transferencia tecnológica, así como apoyar el desarrollo y funcionamiento de los mismos en los estados

- Propiciar la creación de premios, becas, subvenciones y similares a los efectos de estimular el desarrollo de las actividades de Ciencia y Tecnología

- Estimular y gestionar el logro de capacidad financiera autónoma para el desarrollo de la Ciencia y la Tecnología en su ámbito de acción

- Propiciar y fomentar la capacidad de respuesta en el área de información científica y tecnológica en los estados

- Propiciar la divulgación de las actividades de ciencia y tecnología a los fines de concienciar e incrementar la cultura científica-tecnológica estadal

- Realizar las demás actividades necesarias para el desarrollo de la ciencia y la tecnología en los Estados.

7.5 Los Consejos Comunales

Los Consejos Comunales, en el marco constitucional de la democracia participativa y protagónica, así como en la Ley que los crea como formas de organización popular, en Ley de los Consejos Comunales GO Nº 5.806 Ext. de fecha 10/04/2006, constituyen la instancia de participación, articulación e integración entre las diversas organizaciones comunitarias, grupos sociales y los ciudadanos y ciudadanas, para ejercer directamente la gestión de las políticas públicas y proyectos orientados a responder a las necesidades y aspiraciones de la sociedad a través del ejercicio del Poder Popular.

Mediante la organización en Consejos Comunales, los ciudadanos y ciudadanas pueden realizarse como personas, para el logro de su felicidad y el mejoramiento de su calidad de vida. La participación convierte a la persona en actores capaces de construir su propio destino, de ser sujetos y no objetos; de desarrollar sus valores y sensibilidades, e interactuar con los órganos del Poder Público con la finalidad de contribuir en la noble función del Estado, en un ambiente de equidad y justicia social.

La organización, funcionamiento y acción de los Consejos Comunales se rige por los principios y valores de corresponsabilidad, cooperación, solidaridad, transparencia, rendición de cuentas, honestidad, eficacia, eficiencia, responsabilidad social, control social, equidad, justicia e igualdad social y de género; entre sus objetivos figuran la promoción de la organización ciudadana; la elaboración del plan comunal de desarrollo; el impulso de la participación en las políticas sociales; la mejora de las condiciones de vida de la comunidad; la suscripción de convenios para la educación ciudadana con instituciones públicas y privadas; la protección al medio ambiente; el ejercicio de la contraloría social; la integración de los vecinos en la elaboración de proyectos, y la promoción del desarrollo cultural y turístico, entre otros.

La estructura de gobierno y organización de los Consejos Comunales esta conformada por el Órgano Ejecutivo integrado por los voceras y voceras de cada comité de trabajo, la Unidad de Gestión Financiera como órgano económico-financiero y la Unidad de la Contraloría

Social, como órgano de control. El Órgano Ejecutivo, es la instancia del Consejo Comunal encargada de promover y articular la participación organizada de las y los integrantes de la comunidad, los grupos sociales, en los diferentes comités de trabajo organizados como de:

- Economía Popular; Consejo de Economía Popular, Cooperativas, Microempresas, Bodegas Solidarias, Mercal
- Educación y Deportes, Fortalecimiento del Sistema Educativo, Misiones Educativas e iniciativas educativas
- Cultura, Grupos Culturales, Religiosos y Espirituales
- Comunicación e Información, medios alternativos
- Salud, Desarrollo Social y Alimentación, Comité de Salud, Casa de Alimentación, Comité de Protección Social en atención a la población excluida
- Vivienda y Hábitat
- Mesas Técnicas de Agua, Energía y Gas
- Comité de Servicios, entre otros.

Por su parte, la Unidad de Gestión Financiera, es el órgano que funciona como el ente de ejecución financiera de los Consejos Comunales para administrar los recursos financieros y no financieros, sirven de ente de inversión y de crédito, y realizan intermediación financiera con los fondos generados, asignados o captados.

Por último, la Unidad de Contraloría Social, es el órgano del Consejo Comunal que tiene por función la fiscalización, control y supervisión del manejo de los recursos asignados, recibidos o generados, así como los programas y proyectos de inversión pública presupuestados y ejecutados por el gobierna nacional, regional o municipal.

Con las reformas a las Leyes del Fondo Intergubernamental para la Descentralización y de las Asignaciones Económicas Especiales, los Consejos Comunales se incorporan como entidades receptoras y administradoras de recursos, en los mismos términos que lo hacen las gobernaciones y alcaldías del País. En este sentido, las asignaciones presupuestarias que les corresponden se transfieren al Servicio Autónomo Fondo Nacional de los Consejos Comunales (Safonac), servicio autónomo sin personalidad jurídica, adscrito al Ministerio del Poder Popular para la Participación y Protección Social, el cual tiene por objeto financiar los proyectos comunitarios, sociales y productivos, presentados por la Comisión Nacional Presidencial del Poder Popular en sus componentes financieros y no financieros. Las transferencias de los recursos financieros del Fondo a los Consejos Comunales se harán a través de las unidades de gestión financieras creadas por los consejos comunales, denominados Bancos Comunales.

Para el año 2009, los Consejos Comunales registran una asignación en el Proyecto de Ley de Presupuesto, de Bs.1.476,1 millones por Asignación Económica Especial y de Bs.1.571,3 por Fides.

Capítulo 8

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO DE LA REPÚBLICA AÑO 2009

Capítulo 8

CUENTA AHORRO-INVERSIÓN-FINANCIAMIENTO DE LA REPÚBLICA AÑO 2009

8.1 Apreciaciones Teóricas

El Proyecto de Ley de Presupuesto 2009 incluye la Cuenta Ahorro - Inversión - Financiamiento (CAIF) de la República, la cual muestra una exposición secuencial de los ingresos y gastos, y de las operaciones de financiamiento, sin compensaciones entre sí, y se ordena con los parámetros señalados en el Marco Plurianual de Presupuesto para el período 2008-2010.

La CAIF presupuestaria, representa el cuadro económico financiero que se elabora a partir de la clasificación económica de los recursos y fuentes de financiamiento, y de los gastos y aplicaciones financieras. Es decir, muestra en forma resumida la coherencia financiera del presupuesto de la República, para un determinado ejercicio fiscal.

Los diferentes resultados financieros que se obtienen de la CAIF, señalan desde diferentes perspectivas las posiciones de solvencia en la estructuración del presupuesto de la República en un ejercicio fiscal. A continuación, se presenta un resumen conceptual de los diferentes resultados financieros que acompañan la CAIF de la República, a efectos de hacer más expedito el análisis de los resultados obtenidos:

- Superávit o déficit corriente, se obtiene a partir de la resta del total de ingresos corrientes menos el total de gastos corrientes, y representa la holgura de la República respecto a sus ingresos recurrentes, así como la posibilidad de asumir gastos recurrentes

- Superávit o déficit no petrolero, revela la importancia del sector petrolero y la presión fiscal sobre la economía no petrolera, y viene dado por el resultado que se obtiene de restar al total de ingresos no petroleros el total de gastos

- Superávit o déficit primario, viene determinado por el total de ingresos menos el total de gastos sin incluir los intereses. Este indicador es conveniente para limitar el análisis al efecto sobre la actividad real

- Superávit o déficit financiero, a los efectos de su cálculo, al total de ingresos se le disminuye el total de gastos (excluido los activos y pasivos financieros), este indicador revela las necesidades de financiamiento propias del ejercicio fiscal

- Superávit o déficit ordinario, se refiere a la restricción impuesta por la Loafsp, este resultado financiero es propio de las características de las finanzas públicas venezolanas, estará determinado por el total de ingresos una vez descontados los montos destinados al Fondo de Estabilización Macroeconómica y al Fondo de Ahorro Intergeneracional, menos el total de gastos una vez descontada la inversión que realiza el Estado (ya sea a través de la República o de los entes descentralizados, sin incluir en ésta la parte destinada a las regiones). Con el establecimiento de este indicador, el Ejecutivo pretende orientarse hacia la estabilidad y equilibrio presupuestario, ya que el mismo refleja la capacidad que tienen los ingresos para cubrir los gastos recurrentes, habiéndose establecido previamente el ahorro para eventualidades en los ingresos ordinarios y el ahorro de las generaciones futuras.

8.2 Cuenta Ahorro - Inversión – Financiamiento (CAIF) para el ejercicio fiscal 2009

El Proyecto de Ley de Presupuesto 2009, asciende a Bs. 167.474,2 millones. Tal y como se muestra en el cuadro contentivo de la CAIF, el presupuesto por el lado de los recursos lo integran el total de ingresos corrientes, el cual asciende a Bs. 155.145,0 millones, y las fuentes de financiamiento que totalizan Bs. 12.329,1 millones.

Por la vía de los egresos, el equilibrio presupuestario se muestra por las asignaciones a los gastos totales las cuales asciende a Bs. 162.458,1 millones, y a las aplicaciones financieras que se estiman en Bs. 5.016,1 millones.

Al analizar los rubros internos que componen la CAIF, por el lado de los gastos, se evidencia una planificada estructura económica de las asignaciones presupuestarias. Así se recoge que Bs. 106.511,2 millones corresponden a la República para gastos propios del ejercicio (63,6% del total del gasto), referidos específicamente a erogaciones que realizará Ejecutivo Nacional, a fin de ejecutar los proyectos y cubrir su funcionamiento. El resto de los gastos están destinados al pago de los intereses del servicio de deuda, por la cantidad de Bs. 10.076,6 millones; así como a cubrir los gastos corrientes y de capital dirigido a las regiones (gobernaciones, alcaldías y consejos comunales), por Bs. 45.870,3 millones.

En los resultados de la CAIF se aprecia un superávit ordinario de 0,2% del PIB, como la restricción financiera más exigente, y un superávit primario de 0,4% del PIB. Ambos resultados, se derivan de los efectos positivos de una mejor estructuración del presupuesto, a efectos de lograr cubrir los gastos de carácter recurrente con ingresos corrientes.

En este sentido, se mantiene como instrucción para el año 2009, la estimación prudente de los ingresos petroleros, con el propósito de evitar las posibles fluctuaciones de los precios mercado internacional de la cesta petrolera venezolana, se traduzcan en grandes restricciones en la ejecución del presupuesto nacional y en el logro de las metas sociales y macroeconómicas perfiladas. Así como, el manejo de criterios de prudencia y discreción, para efectos del cálculo de los gastos.

El resultado de esta medida se evidencia dentro de la planificación financiera del presupuesto, la continuidad en la estrategia de lograr una disminución progresiva de la asistencia de los ingresos petroleros como mecanismo de financiamiento del presupuesto, al pasar de un déficit no petrolero estimado en la Ley de Presupuesto del año 2002 de 13,1% del PIB, a un déficit no petrolero estimado en 12,1% PIB para el año 2009.

Los requerimientos o necesidades de financiamiento netas del presupuesto para el próximo año, equivalente al 1,7% PIB, las cuales serán resueltas principalmente con incremento de pasivos.

Adicionalmente, se destaca que no se contemplan disminuciones de activos financieros, tales como excedentes de depósitos en el Banco Central de Venezuela (BCV) y la Tesorería Nacional, acumulados al cierre del año 2008, para el financiamiento del presupuesto.

A continuación se expone el cuadro contentivo de la cuenta ahorro, inversión y financiamiento de la República para el ejercicio fiscal del año 2009.

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO DE LA REPÚBLICA AÑO 2009
(Millones de Bolívares)

CONCEPTOS			MONTO	% PIB
I	**Ingresos totales**		**155.145,0**	**22,0**
I.1	**Ingresos corrientes**		**155.145,0**	**22,0**
I.1.1	Petroleros		77.907,3	11,0
I.1.2	No petroleros		77.237,8	11,0
II	**Gastos totales**		**162.458,1**	**23,0**
II.1	**Gastos corrientes**		**127.657,3**	**18,1**
II.1.1	Intereses		10.076,6	1,4
II.1.2	Resto de los gastos corrientes		117.580,7	16,7
II.2	**Gastos de capital**		**34.800,8**	**4,9**
II.2.1	Gasto de capital de las regiones		25.741,8	3,6
II.2.2	Resto del gasto de capital		9.058,9	1,3
	Superávit / (déficit) en cuenta corriente	= I.1 - II.1	27.487,7	3,9
	Superávit / (déficit) no petrolero	= I.1.2 - II	-85.220,3	-12,1
	Superávit / (déficit) primario	= I - (II - II.1.1)	2.763,6	0,4
	Superávit / (déficit) financiero	**= I - II**	**-7.313,1**	**-1,0**
	Superávit / (déficit) ordinario	= I - (II - II.2.2)	1.745,9	0,2
III	**Fuentes de financiamiento**		**12.329,1**	**1,7**
III.1	Disminución de activos financieros		86,1	0,0
III.2	Incremento de pasivos financieros		12.243,1	1,7
IV	**Aplicaciones financieras**		**12.329,1**	**1,7**
IV.1	**Disminución de pasivos financieros**		**5.016,1**	**0,7**
IV.1.1	Amortización		4.942,3	0,7
IV.1.2	Disminución de otros pasivos		73,7	0,0
IV. 2	**Resultado financiero**		**7.313,1**	**1,0**

Capítulo 9

EFECTOS ECONÓMICOS DEL PRESUPUESTO

Capítulo 9

EFECTOS ECONÓMICOS DEL PRESUPUESTO

9.1 Consideraciones Generales

La eficacia de los efectos económicos del presupuesto está determinada fundamentalmente por tres factores: en primer lugar por la dimensión relativa del sector público en el sistema económico nacional, en segundo lugar por la estructura de la economía nacional y las funciones que en ella cumplen los ingresos y gastos públicos como mecanismos de asignación de recursos y distribución del gasto; en último lugar al financiamiento del gasto.

En tal sentido, el gasto fiscal para el año 2009 está destinado a contribuir al desarrollo del nuevo modelo socialista y continuar con el modelo de desarrollo económico y social endógeno propuestos por el Ejecutivo Nacional, cuya prioridad es prolongar el ritmo de crecimiento económico iniciado desde hace más de (4) cuatro años, restaurar la tendencia descendente de los niveles de inflación y orientar la inversión productiva, a dotar a la población de los servicios básicos dentro de la visión de desarrollo con equidad social.

Es así como el presente capítulo está orientado a medir el impacto que tiene la composición y distribución del Presupuesto para el año 2009, en las principales variables económicas. A tal efecto se proyectan los siguientes resultados estimados en: el efecto neto de la demanda agregada interna, expansión primaria de la oferta monetaria, gasto fiscal total, préstamo neto del fisco y resultado financiero del Gobierno Central (base caja).

Los resultados obtenidos luego de aplicar los modelos económicos reflejan como el gasto fiscal va en estrecha coordinación con los objetivos estratégicos de la Nación, en cuanto a lo económico, social y de seguridad ciudadana; con lo cual se encamina a mantener y potenciar el crecimiento y la recuperación económica que se comenzó a experimentar en el año 2004, fortaleciendo de esta manera la actividad productiva que impulsa la expansión de los niveles de empleo y la estabilidad de los precios.

En este sentido, la estructura de los recursos y egresos plasmados en el Proyecto de Ley de Presupuesto 2009, constituyen el instrumento de política fiscal de corto plazo que permitirá mantener la sostenibilidad expresada tanto en las líneas generales del Plan de Desarrollo Económico y Social de la Nación período (2007-2013), en los objetivos de la nueva etapa, en el Informe Global, en la Ley Orgánica de la Administración Financiera del Sector Público (Loafsp) y, en el Marco Plurianual del Presupuesto (2008-2010), presentados por el Ejecutivo Nacional.

Es conveniente indicar que a los efectos de presentar con mayor precisión las cifras estadísticas y señalar los efectos de la medición del impacto económico, se ha proyectado el gasto acordado al 31/12/2008, con cierre efectivo del gasto acordado al 31/08/2008, esto es con el fin de disponer de una base sólida y consistente para la proyección y medición en los modelos anteriormente señalados.

A efectos referenciales, en el siguiente cuadro se incluye un resumen que revela los resultados de los modelos. Vale la pena señalar, que las cifras no son comparables con el año 2009, ya que corresponden al presupuesto acordado al cierre de cada ejercicio fiscal:

RESULTADO DE LOS PRINCIPALES INDICADORES FISCALES (Porcentajes con Respecto al PIB) AÑOS 2007-2009			
MODELOS	**2007 Acordado**	**2008 Acordado**	**2009 Proyecto**
Demanda Agregada Interna (Efecto Neto)	12,6	15,1	9,4
Préstamo Neto del Fisco	0,6	0,5	1,0
Expansión Primaria de la Oferta Monetaria	12,0	16,9	12,8
Superávit / Déficit Fiscal	3,0	-1,8	-1,7
Gasto Fiscal Total	29,3	29,3	23,7

9.2 Demanda Agregada Interna de Origen Fiscal

La demanda agregada interna de origen fiscal esta referida al efecto neto entre los recursos que el gobierno extrae del circuito económico, bajo la figura de impuestos, tasas, etc. y los que este inyecta al mismo, en la forma de gasto. En este contexto, un valor positivo es indicador de que la política fiscal tiene un efecto dinamizador sobre la economía.

La confluencia de los efectos antes descritos, se espera que genere para el ejercicio fiscal 2009, una incidencia neta sobre la demanda agregada interna de origen fiscal, medida en términos del PIB, del 9,4%, como reflejo de la política fiscal que busca mantener el crecimiento económico y social, mediante la articulación estratégica del financiamiento y la direccionalidad de las asignaciones presupuestarias.

En este sentido, se estima que la expansión de la demanda agregada interna, medida en términos del PIB, ascienda al 20,1%, sustentándose principalmente en el gasto asociado a las acciones de carácter estratégicas que los ministerios y sus entes adscritos, ejecutarán durante el ejercicio fiscal 2009, en sintonía con las premisas expuestas por el Ejecutivo Nacional en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación (2007 - 2013).

Por su parte, la contracción estimada en la demanda agregada interna por efecto de los ingresos fiscales, medida en términos del PIB, se ubica en 10,7%, donde el elemento fundamental en este comportamiento lo ejercen las proyecciones de mejoras en la recaudación derivada de las principales rentas de origen interno; especialmente las que se encuentran bajo la jurisdicción del Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat), tales como: el impuesto sobre la renta (ISLR), el impuesto al valor agregado (IVA) y la renta aduanera.

A efectos referenciales, en el siguiente cuadro se muestra la evolución de la demanda agregada interna de origen fiscal. Vale la pena señalar, que las cifras interanuales no son comparativas con el año 2009, ya que corresponden al presupuesto acordado al cierre de cada ejercicio fiscal.

AUMENTO DE LA DEMANDA AGREGADA INTERNA POR EFECTO DE LOS GASTOS FISCALES
(Millones de Bolívares)
AÑOS 2007-2009

CONCEPTOS	2007 Acordado	2008 Acordado	2009 Proyecto
1. Remuneraciones	19.727,0	29.050,1	30.535,8
2. Compra de bienes, servicios y otros gastos corrientes	5.259,0	8.605,5	7.070,4
3. Intereses de la deuda interna	2.206,8	2.900,2	3.512,8
4. Transferencias corrientes	57.612,5	82.432,2	65.995,9
4.1. Al sector privado	5.821,7	7.942,2	7.870,0
4.2. Situado constitucional	10.391,4	16.162,5	13.247,4
4.3. Entes descentralizados	41.399,4	58.327,5	44.878,4
5. Formación bruta de capital fijo y financiero	3.877,5	4.102,9	1.607,1
6. Transferencias de capital	33.531,3	48.040,2	33.245,9
6.1. Al sector privado	58,3	35,8	72,8
6.2. Situado constitucional	12.169,7	18.928,5	15.514,5
6.3. Entes descentralizados	21.303,2	29.075,9	17.658,6
7. DAI Fiscal ampliada total (Sumatoria 1 al 6)	122.214,1	175.131,2	141.967,9
DAI ampliada / PIB	25,0%	25,3%	20,1%

Nota: Cada uno de los conceptos está ajustado con sus respectivas propensiones marginales.

DISMINUCIÓN DE LA DEMANDA AGREGADA INTERNA POR EFECTO DE LOS INGRESOS FISCALES
(Millones de Bolívares)
AÑOS 2007-2009

CONCEPTOS	2007 Acordado	2008 Acordado	2009 Proyecto
1. Impuestos directos a personas	1.097,5	1.412,4	1.474,7
2. Impuestos directos a empresas	15.056,8	19.709,3	20.408,9
3. Impuestos indirectos	39.181,8	41.461,3	51.793,2
4. Ingresos no tributarios	2.909,9	3.232,7	2.010,5
5. Otros Ingresos de carácter extraordinarios	2.113,8	4.966,7	0,0
6. Disminución total en DAI	60.359.8	70.782,5	75.687,2
7. Disminución total en DAI/PIB	12,3%	10,2%	10,7%

Nota: Cada uno de los conceptos está ajustado con sus respectivas propensiones marginales.

EFECTO NETO DEL PRESUPUESTO FISCAL SOBRE LA DEMANDA AGREGADA INTERNA
(Millones de Bolívares)
AÑO 2007-2009

CONCEPTOS	2007 Acordado	2008 Acordado	2009 Proyecto
Efecto neto sobre DAI (7-6)	61.854,3	104.348,6	66.280,7
Porcentaje con respecto al PIB	12,6%	15,1%	9,4%

9.3 Préstamo Neto del Fisco

El modelo tiene por objeto cuantificar el impacto que sobre las variables básicas de la economía tiene el endeudamiento y la amortización de la deuda pública, proporcionando una visión agregada del resultado que producirá en la demanda interna el financiamiento del gasto fiscal. A fin de disponer de una medición correcta de dicho efecto, se hace necesario establecer la diferencia entre el préstamo obtenido en la economía interna y en el exterior, debido a que ambos resultados afectan de manera diferente la economía.

El endeudamiento del Fisco debe aumentar en Bs. 2.145,8 millones al pasar de Bs. 10.097,3 millones en el año 2008 y un estimado de Bs. 12.243,1 millones en el año 2009. Cabe destacar, que el endeudamiento como mecanismo de financiamiento cumple el objetivo de lograr equilibrar las fuentes con el uso de los fondos.

El proceso de crecimiento económico que vive el país ha estado acompañado por un importante cambio estructural en las cuentas fiscales, particularmente en lo relativo a la generación de una sólida base de ingresos fiscales.

Para el año 2009, el Gobierno Nacional procurará continuar con la política de mejoramiento del perfil de la deuda interna mediante el aumento de la vida promedio de los instrumentos de deuda destinados al mercado doméstico, generando clima de confianza al inversor. Dicha medida esta orientada a liberar flujos monetarios que serán destinados a la inversión reproductiva y a la inversión social, lo que redundará en mejoras de la calidad de vida y reducción de la pobreza.

Para contribuir a la sostenibilidad fiscal, la política de endeudamiento para el año 2009 busca estabilizar los servicios por amortizaciones e intereses a mediano y largo plazo a través de emisiones nuevas, donde se combinen plazos óptimos, tasas de interés y tipos de deuda. En este fin el Gobierno Bolivariano trabaja un conjunto de medidas que permitirán la disminución del servicio de la deuda externa en los próximos años.

En el Proyecto de Ley de Presupuesto para ejercicio fiscal 2009, el préstamo neto del fisco, asciende a Bs. 7.250,7 millones. Este rubro esta influenciado por el endeudamiento neto y los aportes fiscales para préstamos que el Ejecutivo Nacional estima asignar al sector privado, cuyo objetivo es desarrollar el sistema de microfinanzas reforzando instituciones, tales como: el Instituto Nacional de desarrollo de la pequeña y mediana industria (Inapymi), el Fondo de desarrollo agrícola, pesquero, forestal y afines (Fondafa), Fondo de desarrollo microfinanciero (Fondemi), el Banco de desarrollo de la mujer, C.A (Banmujer), el Fondo de Crédito Industrial (Foncrei) entre otras. Los recursos financieros destinados a dichos organismos garantizarán la continuidad de los proyectos sociales y de inversión en infraestructura.

A efectos referenciales, en el siguiente cuadro se muestra la evolución del préstamo neto del fisco. Vale la pena señalar, que las cifras interanuales no son comparativas con el año 2009, ya que corresponden al presupuesto acordado al cierre de cada ejercicio fiscal.

PRÉSTAMO NETO DEL FISCO
(Millones de Bolívares)
AÑOS 2007-2009

CONCEPTOS	2007 Acordado	2008 Acordado	2009 Proyecto
1. Endeudamiento del fisco	8.149,9	10.097,3	12.243,1
2. Amortización de la deuda fiscal	5.058,0	5.441,2	4.942,3
3. Endeudamiento neto (1 - 2)	3.091,9	4.656,0	7.300,7
4. Aporte fiscal para préstamos	319,5	1.368,0	50,0
5. Préstamo neto del fisco (3 - 4)	2.772,5	3.288,1	7.250,7

9.4 Expansión Primaria de la Oferta Monetaria por Efecto de la Gestión Fiscal

El presente modelo mide el impacto que ejerce la expansión monetaria - generada por la acción del gobierno - y su efecto sobre la economía, cuando dichos recursos se destinan al gasto público interno.

En este sentido, los efectos del gasto fiscal en la expansión primaria de la oferta monetaria, se explicarán como resultado de la incidencia de los recursos del fisco, para la materialización de proyectos sociales, inversiones públicas y otros expendios, que se ejecutarán durante el ejercicio fiscal proyectado.

Para el año 2009, se estima que la expansión primaria de la oferta monetaria experimente una disminución interanual del 23,3%. Las causas de tal variación se describen a continuación:

- El gasto fiscal pagado, en el año 2008 registra un aumento del 43,9% con respecto al año 2007, observándose un efecto expansivo, producto de un incremento en los desembolsos fiscales. Para el año 2009, se estima que esta variable experimente una contracción, como consecuencia de la proyección de un gasto fiscal acordado acorde con la situación coyuntural de la economía, en la cual se espera desacelerar el incremento del nivel de precios

- La mejora en la eficiencia del gasto, tiene efectos correlativos sobre los pagos fiscales netos, los cuales se proyectan en Bs. 5.395,7 millones; sin embargo, el monto positivo de este rubro, no provoca un aumento significativo sobre el gasto fiscal pagado

- Por otro lado, los desembolsos netos de los entes descentralizados experimentarán un incremento del 6,5%, producto de un aumento en la concesión de créditos con respecto a las transferencias del fisco; a pesar de ello, el gasto fiscal efectivo pagado, disminuirá en 8,8%

- Las filtraciones del gasto fiscal efectivo pagado, las cuales contraen la oferta monetaria interna, se estiman en Bs. 8.266,9 millones, como resultado de un aumento del 12,0% observado en el servicio de la deuda pública externa, la cual pasará de Bs. 6.754,8 millones en el año 2008, a Bs. 7.566,1 millones en el año 2009. Los otros pagos fiscales externos tendrán una disminución del 18,8% con respecto al año anterior

- Los ingresos internos que deben deducirse por no formar parte de la oferta monetaria primaria, presentarán un incremento de 9,7%, producto de las mejoras en la recaudación derivada de las principales rentas de origen interno y un incremento en la recuperación del capital de los entes descentralizados.

En conclusión, el comportamiento de la expansión primaria de la oferta monetaria estimada para el año 2009, se presentará conforme a las directrices de la política monetaria, orientadas a la disminución de la aceleración del nivel de precios.

A efectos referenciales, en el siguiente cuadro se muestra la evolución de la expansión primaria de la oferta monetaria por efecto de la gestión fiscal. Vale la pena señalar, que las cifras interanuales no son comparativas con el año 2009, ya que corresponden al presupuesto acordado al cierre de cada ejercicio fiscal.

EXPANSIÓN PRIMARIA DE LA OFERTA MONETARIA POR EFECTO DE LA GESTIÓN FISCAL
(Millones de Bolívares)
Años 2007-2009

CONCEPTOS	2007 Acordado	2008 Acordado	2009 Proyecto
1. Gasto fiscal acordado	143.243,3	203.298,9	167.474,2
2. Variación de gastos fiscales a pagar	-9.502,2	-10.878,5	5.395,7
3. **Gasto fiscal pagado (1+2)**	**133.741,1**	**192.420,4**	**172.869,9**
4. Desembolsos netos de los entes descentralizados para el desarrollo económico y social de Venezuela	4.272,0	16.976,0	18.074,9
5. **Gasto fiscal efectivo pagado (3+4)**	**138.013,1**	**209.396,4**	**190.944,8**
6. Desembolsos fiscales externos	6.156,3	7.618,3	8.266,9
6.1 Servicio de la deuda fiscal externa	5.435,7	6.754,8	7.566,1
6.2 Otros pagos fiscales externos	720,6	863,6	700,8
7. **Desembolsos fiscales dirigidos al público (5-6)**	**131.856,8**	**201.778,0**	**182.677,9**
8. Ingresos internos	73.053,7	84.485,4	92.704,6
8.1 Ingresos fiscales internos	71.861,9	81.925,5	86.259,1
8.2 Ingresos internos de los entes descentralizados para el desarrollo económico y social de Venezuela	1.191,8	2.559,9	6.445,5
9. **Oferta monetaria de origen fiscal (7-8)**	**58.803,1**	**117.292,6**	**89.973,3**
10. Variación porcentual interanual	16,1%	99,5%	-23,3%
11. Porcentaje con respecto al Producto Interno Bruto (PIB)	12,0%	16,9%	12,8%

9.5 Resultado Financiero de la República - Base Caja

A efectos de una mejor comprensión de las relaciones y resultados mostrados a lo largo de esta exposición de motivos, conviene explicar que el resultado financiero que se expresa en este punto difiere del presentado en la Cuenta Ahorro- Inversión- Financiamiento (CAIF), dado que la metodología base caja recoge, ingresos y pagos proyectados, que van más allá de las consideraciones presupuestarias.

En este sentido, el resultado financiero de la República - base caja, constituye una herramienta de análisis que evalúa la inter-temporalidad de los pagos presupuestarios, y a su vez recoge un espectro más amplio que el revelado por el movimiento del tesoro nacional, al registrar los gastos que realiza la administración central con aportes de los entes descentralizados o empresas y los movimientos financieros de los pasivos de la República, representen éstos salidas o no en efectivo.

Para el año 2009, los ingresos base caja se espera alcancen, un monto de Bs. 156.162,0 millones, y la proyección del gasto a pagar se estima en Bs. 168.360,0 millones, generando un déficit de Bs. 12.197,9 millones, que en términos del PIB esperado equivale a 1,7%.

Los desembolsos corrientes y de capital estimados del año 2009, representan Bs. 150.133,9 millones, los pagos por compromisos pendientes del año 2008 se estiman en Bs. 17.714,7 millones y los gastos por subsidios e intereses que se prevén pagar al Fondo Chino ascienden a Bs. 511,4 millones.

La política de desembolsos trazada por el Ejecutivo Nacional está basada en los lineamientos que a continuación se describen:

- La realización de los desembolsos contenidos en la ley especial de endeudamiento, dirigidos a proyectos de inversión, dependerá de la disponibilidad de recursos por parte de la Oficina Nacional del Tesoro (ONT)

- La proyección de los pagos del gasto de funcionamiento para los años 2009 y 2008, se realizan de acuerdo al comportamiento histórico de los últimos 5 años, sin incluir los pagos correspondientes al refinanciamiento del servicio de deuda, ya que los mismos están referidos a la amortización. Para ello, se estableció un porcentaje de ejecución del gasto primario de 91,4% que incluye los pagos del presupuesto de gasto vigente y los pagos pendientes del año 2008

- La coordinación macroeconómica se enlaza con los lineamientos presentados en el Marco Plurianual de Presupuesto 2008-2010.

El déficit fiscal previsto para el año 2009, se explica principalmente por los siguientes eventos:

- Mayor proporción del gasto corriente destinado primordialmente a la inversión social, ya que la asignación para el mantenimiento de la operatividad de la administración pública responde a criterios de prudencia y discreción, en correspondencia con los lineamientos establecidos para la formulación presupuestaria

- La estimación mesurada de los ingresos petroleros, a objeto de evitar que las fluctuaciones de éstos, se traduzcan en grandes variaciones del presupuesto nacional, que incidan desfavorablemente en el logro de las metas macroeconómicas establecidas.

RESULTADO FINANCIERO LA REPÚBLICA - BASE CAJA
PROYECTO DE LEY DE PRESUPUESTO AÑO 2009
(Millones de Bolívares)

CONCEPTOS	MONTOS
Ingresos	**156.162,0**
Pagos Netos	**168.360,0**
Del año vigente	150.133,9
Del año anterior	17.714,7
Subsidios directos y otros pagos	**511,4**
Déficit Fiscal Financiero	**-12.197,9**
Déficit Fiscal Financiero % del PIB	**-1,7**

INFORMACIÓN ESTADÍSTICA

EXPOSICIÓN DE MOTIVOS 2009

CAPÍTULO 5

PRESUPUESTO DE INGRESOS Y FUENTES DE FINANCIAMIENTO

Listado de cuadros de la serie estadística (2004- 2009)

Cuadro 5.1-1

Ingresos y Fuentes de Financiamiento de la República

(Miles de Bolívares)

2004 - 2009

CONCEPTOS	2004	2005	2006	2007 1/	2008 2/	2009 3/
A. INGRESOS CORRIENTES	**48.739.749**	**83.181.097**	**116.812.842**	**138.496.147**	**173.596.373**	**155.145.032**
A.1 INGRESOS CORRIENTES ORDINARIOS	44.067.588	76.548.583	111.060.752	130.452.149	163.554.122	155.145.032
1. Petroleros	23.774.082	40.706.954	62.721.238	71.606.826	96.148.358	77.907.252
1.1 Ingresos Tributarios	3.794.963	11.183.976	15.747.266	19.980.799	17.770.467	34.445.150
Impuestos Directos	3.794.963	11.183.976	15.747.266	19.980.799	17.770.467	34.445.150
- Impuesto Sobre la Renta	3.794.963	11.183.976	15.747.266	19.980.799	17.770.467	34.445.150
1.2 Ingresos no Tributarios	19.979.118	29.522.978	46.973.973	51.626.026	78.377.891	43.462.102
- Ingresos del Dominio Petrolero	17.479.118	26.690.978	44.141.973	46.094.026	74.077.891	39.162.102
- Utilidades, Rentas y Dividendos	2.500.000	2.832.000	2.832.000	5.532.000	4.300.000	4.300.000
Dividendos de petróleos de Venezuela, S.A. (Pdvsa)	2.500.000	2.832.000	2.832.000	5.532.000	4.300.000	4.300.000
2. No Petroleros	20.293.506	35.841.629	48.339.513	58.845.323	67.405.764	77.237.779
2.1 Ingresos Tributarios	19.849.768	35.144.458	45.819.845	56.413.602	64.066.833	75.596.529
Impuestos Directos	4.448.758	7.372.592	11.968.202	17.231.845	22.605.557	23.803.317
- Impuesto Sobre la Renta	4.402.982	7.317.374	11.896.620	17.117.867	22.495.217	23.691.305
Hierro	0	0	24.121	26.692	27.449	36.726
Otros minerales	0	0	8.967	20.978	0	152.397
Otras actividades 4/	4.402.982	7.317.374	11.863.533	17.070.196	22.467.768	23.502.182
- Impuesto Sobre Herencias, Legados y Regalos	45.776	55.218	71.582	113.978	110.340	112.012
Impuestos sobre sucesiones, donaciones y demás ramos conexos	45.776	55.218	71.582	113.978	110.340	112.012
Impuestos Indirectos	15.401.010	27.771.866	33.851.643	39.181.757	41.461.276	51.793.212
- Impuestos de Importación	2.060.720	3.652.224	5.507.406	7.649.702	6.944.386	9.935.016
- Impuestos sobre la produccón, el consumo y las transacciones financieras	13.318.991	24.093.500	28.307.218	31.458.423	34.346.132	41.681.607
I.C.S.V.M / Impuesto al valor agregado (Neto)	11.862.502	19.474.350	25.298.131	28.189.440	29.063.177	34.918.440
Impuestos de licores	335.070	426.971	669.952	914.126	860.425	1.292.206
Impuestos de cigarrillos	577.861	703.776	931.958	1.364.187	3.386.559	3.998.580
Impuesto a la producción de fósforos	1.090	1.092	1.621	1.660	193	0
Impuesto al consumo general a la gasolina	109.433	145.987	168.449	156.823	161.569	156.533
Impuesto al consumo general de otros derivados del petróleo	191.157	325.791	571.303	541.929	531.272	723.261
Impuesto al consumo propio de gasolina	0	0	9.998	2.500	2.178	186
Impuesto al consumo propio de otros derivados del petróleo	0	0	9.486	2.678	5.811	13.886
Impuesto sobre telecomunicaciones	186.537	236.979	323.330	285.081	334.949	578.515
Derechos de registro inmobiliario	55.341	35.673	0	0	0	0
Impuesto al débito bancario 5/	0	2.742.882	322.992	0	0	0
- Impuestos a las actividades de juegos de envite o azar	21.299	26.142	37.019	73.632	170.757	176.589
2.2 Ingresos no Tributarios	352.470	475.974	569.331	1.000.307	869.240	1.045.495
Ingresos por Tasas	316.752	413.557	489.720	902.092	732.813	883.708
Servicios de aduana	189.404	293.230	382.986	813.407	593.459	702.915
Servicio de telecomunicaciones	0	0	0	0	27.405	33.197
Servicio de riego y drenaje	0	0	3	0	4	0
Bandas de garantía, cápsulas y sellos	7.405	12.438	15.224	18.425	31.272	53.931
Derechos de aviación y navegación	1	0	0	0	0	0
Timbres fiscales	101.919	96.947	84.158	63.536	58.970	54.718
Servicios sociales y administrativos	18.022	10.941	7.349	6.725	21.702	38.947
Ingresos del Dominio Minero	35.719	62.417	79.611	98.215	136.427	161.787
Hierro	8.589	15.105	18.403	10.082	16.766	30.003
Otros minerales	27.129	47.312	61.208	88.133	119.662	131.784

Cuadro 5.1-2

Ingresos y Fuentes de Financiamiento de la República

(Miles de Bolívares)

2004 - 2009

CONCEPTOS	2004	2005	2006	2007 1/	2008 2/	2009 3/
2.3 Ingresos por la Venta de Bienes y Servicios de la Administración Pública	671	706	1.280	1.474	1.969	2.332
Ingresos por la venta de publicaciones oficiales y formularios	671	706	1.280	1.474	1.969	2.332
2.4 Ingresos de la Propiedad	494	886	1.057.867	175.024	261.215	481
Utilidades Netas Semestrales BCV	0	0	997.015	71.279	260.864	0
Alquileres	494	886	876	413	350	481
Utilidades de acciones y participaciones del sector privado empresarial	0	0	222	81	0	0
Intereses por depósitos a plazo fijo	0	0	34.241	27.687	0	0
Intereses por depósitos a la vista	0	0	25.513	75.564	0	0
2.5 Otros Ingresos	90.103	219.604	891.190	1.254.915	2.206.507	592.942
2.5.1 Otros Ingresos Ordinarios Seniat	0	0	0	468.644	1.827.070	0
2.5.2 Diversos Ingresos	73.359	123.267	825.156	262.261	65.923	102.721
Multas por varios ramos	54.800	93.964	255.983	114.657	31.071	50.972
Intereses moratorios	18.375	29.192	569.157	147.604	34.752	51.636
Reparos fiscales	184	111	16	0	100	113
2.5.3 Otros Ingresos Ordinarios	16.743	96.338	66.034	524.010	313.514	490.221
A.2 INGRESOS CORRIENTES EXTRAORDINARIOS	4.672.161	6.632.514	5.752.090	8.043.998	10.042.251	0
1. Petroleros	0	0	0	0	0	0
1.1 No Tributarios	0	0	0	0	0	0
2. No Petroleros	4.672.161	6.632.514	5.752.090	8.043.998	10.042.251	0
2.1 Tributarios	1.920.062	0	0	2.609.656	6.131.758	0
- Impuesto al Débito Bancario	1.920.062	0	0	0	0	0
- Impuesto a las Transacciones Financieras	0	0	0	2.609.656	6.131.758	0
2.2 No Tributarios	2.752.099	6.632.514	5.752.090	5.434.343	3.910.493	0
- Utilidades Netas Anuales BCV	2.448.688	0	0	0	0	0
- Utilidades Netas Semestrales BCV	0	5.220.421	0	0	0	0
- Otros Ingresos Extraordinarios:	303.411	1.412.093	5.752.090	5.434.343	3.910.493	0
Intereses de Inversiones	129.782	1.066.240	0	844.647	1.070.290	0
Dividendos Otros 6/	1.674	0	0	0	576.478	0
Venta de Diesel Automotriz	1	0	0	0	0	0
Prima por Venta de Bonos Soberanos 2011	167.040	0	0	0	0	0
Redención Valores adquiridos por el Estado	4.914	0	0	0	0	0
Intereses sobre Títulos Valores	0	20.264	0	0	0	0
Ganancias en ventas de Títulos Valores	0	75.491	0	0	0	0
Venta de Gasolina y Otros Derivados	0	15	0	0	0	0
Intereses por Licencia del Gas	0	213.386	0	0	0	0
Participación en Otras Actividades Petroleras	0	36.697	0	0	0	0
Intereses de Colaterales	0	0	718.869	0	0	0
Intereses Colocaciones ONT	0	0	875.938	0	0	0
Prima por emisión de bonos	0	0	2.040.988	1.662.731	0	0
Inversiones ONT	0	0	2.049.723	0	0	0
Ingresos por obtención indebida de devoluciones o reintegros	0	0	65.841	57.943	0	0
Finiquito de fideicomiso	0	0	599	0	0	0
Ingresos obtenidos por procesos licitatorios	0	0	2	0	0	0
Pagos por siniestros	0	0	129	0	0	0
Prima y utilidades Bonos del Sur II	0	0	0	910.487	0	0
Otras operaciones de inversiones	0	0	0	604.554	1.142.570	0
Devolución de fondos	0	0	0	8.766	0	0
Reintegros por siniestros	0	0	0	226	0	0
Transferencia del Fonden C.A. al Tesoro Nacional Fondo Miranda III	0	0	0	1.083.750	0	0
Otorgamiento concesión Movilnet	0	0	0	258.000	0	0
Donación de la Comunidad Económica Europea	0	0	0	3.239	0	0
Fondo ALAN	0	0	0	0	1.121.155	0

Cuadro 5.1-3

Ingresos y Fuentes de Financiamiento de la República

(Miles de Bolívares)

2004 - 2009

CONCEPTOS	2004	2005	2006	2007 1/	2008 2/	2009 3/
B. FUENTES DE FINANCIAMIENTO	**12.162.350**	**11.968.606**	**11.542.567**	**8.771.682**	**12.167.776**	**12.329.141**
B.1 DISMINUCIÓN DE ACTIVOS FINANCIEROS	1.025.386	425.462	4.701.632	621.756	2.070.516	86.082
1. Disminución de deudas de cuentas por rendir a corto plazo (reintegros)	89.963	162.103	126	387.091	170.516	86.082
1.1 Efectuados por Cuentadantes y Particulares	89.963	162.103	126	387.091	170.516	86.082
2. Ingresos por Devoluciones	10.212	79.610	0	0	0	0
3. Disminución de fondos en avance, anticipo y en fideicomiso	0	0	301.545	234.664	0	0
4. Disminución de départos en garantía a mediano y largo plazo	0	0	4.399.961	0	0	0
5. Disminución de Otros Activos Financieros	925.211	183.750	0	0	1.900.000	0
5.1 Venta de Bienes	36	11	0	0	0	0
5.2 Pagares Convenio Cuba	19.396	22.334	0	0	0	0
5.3 Pagares Convenio Jamaica	5.496	4.382	0	0	0	0
5.4 Operaciones Swap de Crédito Público	900.282	157.022	0	0	0	0
5.5 Remanente de Reintegro de Proyecto Social Especial	0	0	0	0	1.900.000	0
B.2 INCREMENTO DE PASIVOS FINANCIEROS						
1. ENDEUDAMIENTO:	11.136.964	11.543.144	6.840.935	8.149.927	10.097.259	12.243.059
1.1 Proyectos por Endeudamiento	3.398.513	3.507.480	260.315	3.027.624	2.514.215	4.602.563
Proyectos por Endeudamiento Año Vigente	3.364.387	3.479.072	213.516	3.009.915	2.400.856	4.602.563
Proyectos por Endeudamiento Años Anteriores	34.126	28.408	46.799	17.709	113.359	0
1.2 Gestión Fiscal	2.387.953	0	0	0	0	0
1.3 Servicio Deuda Pública	5.198.706	7.933.123	6.580.620	5.122.303	7.583.045	7.640.496
1.4 Pago de Compromisos	149.119	0	0	0	0	0
1.5 Cancelación de Compromisos	0	102.541	0	0	0	0
1.6 Otros Endeudamientos:	2.673	0	0	0	0	0
-Ingresos por divisas swift (Birf)	783	0	0	0	0	0
-Préstamo BIRF	1.100	0	0	0	0	0
-Traspaso BIRF	790	0	0	0	0	0
TOTAL INGRESOS Y FUENTES DE FINANCIAMIENTO	**60.902.099**	**95.149.703**	**128.355.409**	**147.267.829**	**185.764.148**	**167.474.173**

1/ Cifras reales Enero - Junio, provisionales Julio - Diciembre.
2/ Cifras provisionales Enero - Agosto, estimadas Septiembre - Diciembre.
3/ Proyecto de Ley de Presupuesto.
4/ Incluye ISLR personas naturales e ISLR otras personas jurídicas.
5/ Se incluye como Ingreso Ordinario a partir del año 2005.
6/ El monto que se incluye en el año 2008 corresponde a Dividendos de Cantv.
Fuente: Onapre
Nota: Los valores monetarios para los años 2004-2007, se reexpresan en escala monetaria vigente a partir del 01.01.2008 a objeto de mantener la uniformidad de la serie estadística.

CAPÍTULO 6

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

Listado de cuadros de la serie estadística (2004 - 2009)

6.1 Clasificación Institucional del Gasto (2004–2008)
6.2 Clasificación Institucional del Gasto (2009)
6.3 Clasificación Institucional del Gasto por Fuentes de Financiamiento (2009)
6.4 Clasificación Institucional del Gasto por Acciones Centralizadas y por Proyectos (2009)
6.5 Clasificación Institucional por Objeto del Gasto (2009)
6.6 Clasificación por Objeto del Gasto (2003-2005)
6.7 Clasificación por Objeto del Gasto (2006– 2009)
6.8 Clasificación por Objeto del Gasto según Fuentes de Financiamiento (2009)
6.9 Clasificación por Objeto del Gasto según Acciones Centralizadas y Proyectos (2009)
6.10 Principales Conceptos del Gasto (2004-2008)
6.11 Principales Conceptos del Gasto (2009)
6.12 Principales Conceptos del Gasto por Fuentes de Financiamiento (2009)
6.13 Principales Conceptos del Gasto por Acciones Centralizadas y por Proyectos (2009)
6.14 Principales Conceptos del Gasto- Institucional (2009)
6.15 Clasificación Económica del Gasto (2004-2008)
6.16 Clasificación Económica del Gasto (2009)
6.17 Clasificación Económica del Gasto por Fuentes de Financiamiento (2009)
6.18 Clasificación Económica del Gasto por Acciones Centralizadas y por Proyectos (2009)
6.19 Clasificación Económica – Institucional del Gasto (2009)
6.20 Clasificación Sectorial del Gasto (2004-2008)
6.21 Clasificación Sectorial del Gasto (2009)
6.22 Clasificación Sectorial del Gasto por Fuentes de Financiamiento (2008)
6.23 Clasificación Sectorial - Institucional del Gasto (2009)
6.24 Servicio de la Deuda Pública Interna (2004- 2009)
6.25 Servicio de la Deuda Pública Externa (2004- 2009)
6.26 Saldo de la Deuda Pública Interna (2004- 2008)
6.27 Saldo de la Deuda Pública Externa (2004- 2008)

Cuadro 6.1

Clasificación Institucional del Gasto

2004-2008

(Miles de Bolívares)

ORGANISMOS	2004	2005	2006	2007	2008 a/
TOTAL	**60.505.058**	**86.288.237**	**128.261.073**	**143.243.259**	**203.298.871**
01 ASAMBLEA NACIONAL	239.916	341.971	641.253	714.507	946.351
02 CONTRALORÍA GENERAL DE LA REPÚBLICA	79.500	105.603	137.500	144.460	177.006
03 CONSEJO NACIONAL ELECTORAL	835.325	939.685	1.110.554	1.226.415	1.687.684
06 MINISTERIO DEL PODER POPULAR PARA RELACIONES EXTERIORES	330.533	439.289	622.321	930.620	1.224.857
07 MINISTERIO DEL PODER POPULAR PARA ECONOMÍA Y FINANZAS	15.946.051	17.056.143	22.282.444	17.989.863	22.701.716
08 MINISTERIO DEL PODER POPULAR PARA LA DEFENSA	3.176.170	5.126.199	6.455.594	6.751.082	9.285.583
10 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN	7.715.402	9.102.300	14.741.549	19.023.897	26.042.862
13 MINISTERIO DEL PODER POPULAR PARA EL TRABAJO Y SEGURIDAD SOCIAL	3.701.522	5.136.382	7.545.604	11.112.025	13.251.519
16 MINISTERIO DE ENERGÍA Y MINAS	430.920	28.344	0	0	0
17 MINISTERIO DEL PODER POPULAR PARA EL AMBIENTE	574.389	1.546.947	2.946.471	2.723.420	3.349.186
21 TRIBUNAL SUPREMO DE JUSTICIA	979.567	1.666.072	2.369.491	3.196.385	5.520.447
23 MINISTERIO PÚBLICO	302.126	436.498	552.227	710.722	1.157.362
25 PROCURADURÍA GENERAL DE LA REPÚBLICA	31.560	36.994	62.475	84.762	122.342
26 MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA	9.919.713	17.658.167	27.283.525	29.549.277	47.412.029
27 MINISTERIO DE PRODUCCIÓN Y EL COMERCIO	104.173	5.820	0	0	0
28 MINISTERIO DEL PODER POPULAR PARA LA INFRAESTRUCTURA	3.924.092	5.728.917	6.563.297	4.167.530	6.490.545
29 MINISTERIO DEL PODER POPULAR PARA LA PLANIFICACIÓN Y DESARROLLO	1.937.086	2.322.426	4.373.144	5.090.813	4.843.658
30 MINISTERIO DEL PODER POPULAR PARA CIENCIA Y TECNOLOGÍA	366.461	714.634	684.599	880.920	843.008
31 MINISTERIO DE SALUD Y DESARROLLO SOCIAL	3.910.674	4.862.989	0	0	0
32 DEFENSORÍA DEL PUEBLO	31.334	36.339	43.315	48.548	85.168
33 VICEPRESIDENCIA DE LA REPÚBLICA	29.262	45.256	95.654	106.927	165.078
34 MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS	1.133.628	459.201	2.269.981	2.831.655	5.204.783
35 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN SUPERIOR	4.508.060	5.402.561	9.335.826	9.664.102	12.641.587
36 MINISTERIO DEL PODER POPULAR PARA LA COMUNICACIÓN Y LA INFORMACIÓN	160.848	354.488	350.903	390.360	693.305
37 MINISTERIO DEL PODER POPULAR DEL DESPACHO DE LA PRESIDENCIA	129.292	168.747	365.421	411.946	523.944
38 CONSEJO MORAL REPUBLICANO	2.342	2.977	2.991	3.016	4.416
39 SUPERINTENDENCIA NACIONAL DE AUDITORÍA INTERNA	5.112	19.855	20.477	20.910	20.910
40 MINISTERIO DEL PODER POPULAR PARA LA ECONOMÍA COMUNAL	0	1.520.734	2.573.191	1.512.173	1.454.189
41 MINISTERIO DEL PODER POPULAR PARA LA ALIMENTACIÓN	0	1.088.320	932.626	2.373.329	4.256.135
42 MINISTERIO DEL PODER POPULAR PARA LAS INDUSTRIAS LIGERAS Y COMERCIO	0	160.112	349.525	274.029	387.602
43 MINISTERIO DEL PODER POPULAR PARA LAS INDUSTRIAS BÁSICAS Y MINERÍA	0	506.952	336.920	113.997	139.411
44 MINISTERIO DEL PODER POPULAR PARA EL TURISMO	0	271.994	160.280	115.304	138.137
45 MINISTERIO DEL PODER POPULAR PARA LA ENERGÍA Y PETRÓLEO	0	450.633	450.071	2.084.793	2.951.739
46 MINISTERIO DEL PODER POPULAR PARA LA CULTURA	0	317.941	693.125	889.721	1.071.195
47 MINISTERIO DEL PODER POPULAR PARA LA VIVIENDA Y HÁBITAT	0	2.054.326	4.897.774	5.691.668	6.156.116
48 MINISTERIO DEL PODER POPULAR PARA LA PARTICIPACIÓN Y PROTECCIÓN SOCIAL	0	171.077	869.041	1.829.409	8.993.642
49 MINISTERIO DEL PODER POPULAR PARA LA SALUD	0	0	6.141.904	7.749.565	11.235.017
50 MINISTERIO DEL PODER POPULAR PARA EL DEPORTE	0	0	0	951.690	875.287
51 MINISTERIO DEL PODER POPULAR PARA LAS TELECOMUNICACIONES Y LA INFORMÁTICA	0	0	0	1.660.001	955.468
52 MINISTERIO DEL PODER POPULAR PARA LOS PUEBLOS INDÍGENAS	0	0	0	223.418	289.587
RECTIFICACIONES AL PRESUPUESTO	0	1.344	0	0	0

NOTAS:

a/ Cifras estimadas al 31/12/2008

Fuente: Onapre

Cuadro 6.2

Clasificación Institucional del Gasto

Proyecto de Ley de Presupuesto 2009

(En Bolívares)

ÓRGANOS DE LA REPÚBLICA	MONTO
TOTAL	**167.474.173.604**
01 ASAMBLEA NACIONAL	859.499.674
02 CONTRALORÍA GENERAL DE LA REPÚBLICA	174.503.690
03 CONSEJO NACIONAL ELECTORAL	1.320.269.073
06 MINISTERIO DEL PODER POPULAR PARA RELACIONES EXTERIORES	1.092.200.250
07 MINISTERIO DEL PODER POPULAR PARA ECONOMÍA Y FINANZAS	20.670.237.515
08 MINISTERIO DEL PODER POPULAR PARA LA DEFENSA	8.978.331.046
10 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN	25.060.932.727
13 MINISTERIO DEL PODER POPULAR PARA EL TRABAJO Y SEGURIDAD SOCIAL	12.191.311.499
17 MINISTERIO DEL PODER POPULAR PARA EL AMBIENTE	1.631.097.709
21 TRIBUNAL SUPREMO DE JUSTICIA	4.381.180.100
23 MINISTERIO PÚBLICO	1.081.873.217
25 PROCURADURÍA GENERAL DE LA REPÚBLICA	90.560.677
26 MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA	36.946.733.990
28 MINISTERIO DEL PODER POPULAR PARA LA INFRAESTRUCTURA	4.569.245.360
29 MINISTERIO DEL PODER POPULAR PARA LA PLANIFICACIÓN Y DESARROLLO	5.670.465.109
30 MINISTERIO DEL PODER POPULAR PARA CIENCIA Y TECNOLOGÍA	757.766.166
32 DEFENSORÍA DEL PUEBLO	78.998.200
33 VICEPRESIDENCIA DE LA REPÚBLICA	176.618.600
34 MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS	2.335.020.443
35 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN SUPERIOR	11.207.034.644
36 MINISTERIO DEL PODER POPULAR PARA LA COMUNICACIÓN Y LA INFORMACIÓN	359.279.932
37 MINISTERIO DEL PODER POPULAR DEL DESPACHO DE LA PRESIDENCIA	449.774.622
38 CONSEJO MORAL REPUBLICANO	4.375.600
39 SUPERINTENDENCIA NACIONAL DE AUDITORÍA INTERNA	20.910.200
40 MINISTERIO DEL PODER POPULAR PARA LA ECONOMÍA COMUNAL	808.358.624
41 MINISTERIO DEL PODER POPULAR PARA LA ALIMENTACIÓN	3.038.469.992
42 MINISTERIO DEL PODER POPULAR PARA LAS INDUSTRIAS LIGERAS Y COMERCIO	273.018.985
43 MINISTERIO DEL PODER POPULAR PARA LAS INDUSTRIAS BÁSICAS Y MINERÍA	106.161.163
44 MINISTERIO DEL PODER POPULAR PARA EL TURISMO	134.263.536
45 MINISTERIO DEL PODER POPULAR PARA LA ENERGÍA Y PETRÓLEO	2.562.649.488
46 MINISTERIO DEL PODER POPULAR PARA LA CULTURA	939.584.175
47 MINISTERIO DEL PODER POPULAR PARA LA VIVIENDA Y HÁBITAT	2.466.806.006
48 MINISTERIO DEL PODER POPULAR PARA LA PARTICIPACIÓN Y PROTECCIÓN SOCIAL	4.295.079.464
49 MINISTERIO DEL PODER POPULAR PARA LA SALUD	9.289.541.528
50 MINISTERIO DEL PODER POPULAR PARA EL DEPORTE	693.082.507
51 MINISTERIO DEL PODER POPULAR PARA LAS TELECOMUNICACIONES Y LA INFORMÁTICA	1.054.095.594
52 MINISTERIO DEL PODER POPULAR PARA LOS PUEBLOS INDÍGENAS	153.392.174
RECTIFICACIONES AL PRESUPUESTO	1.551.450.325

Fuente: Onapre

Cuadro 6.3

Clasificación Institucional del Gasto por Fuentes de Financiamiento

Proyecto de Ley Presupuesto 2009

(En Bolívares)

DENOMINACIÓN	ORDINARIOS	PROYECTOS POR ENDEUDAMIENTO	DEUDA PÚBLICA	OTRAS FUENTES	TOTAL
TOTAL	**155.145.032.468**	**4.602.562.674**	**7.640.495.969**	**86.082.493**	**167.474.173.604**
01 ASAMBLEA NACIONAL	859.499.674	0	0	0	859.499.674
02 CONTRALORÍA GENERAL DE LA REPUBLICA	174.503.690	0	0	0	174.503.690
03 CONSEJO NACIONAL ELECTORAL	1.320.269.073	0	0	0	1.320.269.073
06 MINISTERIO DEL PODER POPULAR PARA RELACIONES EXTERIORES	1.092.200.250	0	0	0	1.092.200.250
07 MINISTERIO DEL PODER POPULAR PARA ECONOMÍA Y FINANZAS	12.928.179.053	15.480.000	7.640.495.969	86.082.493	20.670.237.515
08 MINISTERIO DEL PODER POPULAR PARA LA DEFENSA	8.816.605.451	161.725.595	0	0	8.978.331.046
10 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN	25.060.932.727	0	0	0	25.060.932.727
13 MINISTERIO DEL PODER POPULAR PARA EL TRABAJO Y SEGURIDAD SOCIAL	12.191.311.499	0	0	0	12.191.311.499
17 MINISTERIO DEL PODER POPULAR PARA EL AMBIENTE	855.188.627	775.909.082	0	0	1.631.097.709
21 TRIBUNAL SUPREMO DE JUSTICIA	4.381.180.100	0	0	0	4.381.180.100
23 MINISTERIO PUBLICO	1.078.784.991	3.088.226	0	0	1.081.873.217
25 PROCURADURÍA GENERAL DE LA REPÚBLICA	90.560.677	0	0	0	90.560.677
26 MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA	36.901.210.390	45.523.600	0	0	36.946.733.990
28 MINISTERIO DEL PODER POPULAR PARA LA INFRAESTRUCTURA	3.415.688.264	1.153.557.096	0	0	4.569.245.360
29 MINISTERIO DEL PODER POPULAR PARA LA PLANIFICACIÓN Y DESARROLLO	5.647.773.505	22.691.604	0	0	5.670.465.109
30 MINISTERIO DEL PODER POPULAR PARA LA CIENCIA Y TECNOLOGÍA	757.766.166	0	0	0	757.766.166
32 DEFENSORÍA DEL PUEBLO	78.998.200	0	0	0	78.998.200
33 VICEPRESIDENCIA DE LA REPÚBLICA	176.618.600	0	0	0	176.618.600
34 MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS	2.277.830.378	57.190.065	0	0	2.335.020.443
35 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN SUPERIOR	11.207.034.644	0	0	0	11.207.034.644
36 MINISTERIO DEL PODER POPULAR PARA LA COMUNICACIÓN Y LA INFORMACIÓN	359.279.932	0	0	0	359.279.932
37 MINISTERIO DEL PODER POPULAR DEL DESPACHO DE LA PRESIDENCIA	449.774.622	0	0	0	449.774.622
38 CONSEJO MORAL REPUBLICANO	4.375.600	0	0	0	4.375.600
39 SUPERINTENDENCIA NACIONAL DE AUDITORÍA INTERNA	20.910.200	0	0	0	20.910.200
40 MINISTERIO DEL PODER POPULAR PARA LA ECONOMÍA COMUNAL	808.358.624	0	0	0	808.358.624
41 MINISTERIO DEL PODER POPULAR PARA LA ALIMENTACIÓN	3.038.469.992	0	0	0	3.038.469.992
42 MINISTERIO DEL PODER POPULAR PARA LAS INDUSTRIAS LIGERAS Y COMERCIO	273.018.985	0	0	0	273.018.985
43 MINISTERIO DEL PODER POPULAR PARA LAS INDUSTRIAS BÁSICAS Y MINERÍA	106.161.163	0	0	0	106.161.163
44 MINISTERIO DEL PODER POPULAR PARA EL TURISMO	134.263.536	0	0	0	134.263.536
45 MINISTERIO DEL PODER POPULAR PARA LA ENERGÍA Y PETRÓLEO	283.659.418	2.278.990.070	0	0	2.562.649.488
46 MINISTERIO DEL PODER POPULAR PARA LA CULTURA	939.584.175	0	0	0	939.584.175
47 MINISTERIO DEL PODER POPULAR PARA LA VIVIENDA Y HÁBITAT	2.466.806.006	0	0	0	2.466.806.006
48 MINISTERIO DEL PODER POPULAR PARA LA PARTICIPACIÓN Y PROTECCIÓN SOCIAL	4.206.672.128	88.407.336	0	0	4.295.079.464
49 MINISTERIO DEL PODER POPULAR PARA LA SALUD	9.289.541.528	0	0	0	9.289.541.528
50 MINISTERIO DEL PODER POPULAR PARA EL DEPORTE	693.082.507	0	0	0	693.082.507
51 MINISTERIO DEL PODER POPULAR PARA LAS TELECOMUNICACIONES Y LA INFORMÁTICA	1.054.095.594	0	0	0	1.054.095.594
52 MINISTERIO DEL PODER POPULAR PARA LOS PUEBLOS INDIGENAS	153.392.174	0	0	0	153.392.174
RECTIFICACIONES AL PRESUPUESTO	1.551.450.325	0	0	0	1.551.450.325

Fuente: Onapre

Cuadro 6.4

Clasificación Institucional del Gasto por Acciones Centralizadas y por Proyectos

Proyecto de Ley Presupuesto 2009

(En Bolívares)

DENOMINACIÓN	ACCIONES CENTRALIZADAS	PROYECTOS	RECTIFIC.	TOTAL
TOTAL	**98.140.644.476**	**67.782.078.803**	**1.551.450.325**	**167.474.173.604**
01 ASAMBLEA NACIONAL	469.520.458	389.979.216	0	859.499.674
02 CONTRALORÍA GENERAL DE LA REPÚBLICA	112.870.690	61.633.000	0	174.503.690
03 CONSEJO NACIONAL ELECTORAL	732.908.988	587.360.085	0	1.320.269.073
06 MINISTERIO DEL PODER POPULAR PARA RELACIONES EXTERIORES	520.801.160	571.399.090	0	1.092.200.250
07 MINISTERIO DEL PODER POPULAR PARA ECONOMÍA Y FINANZAS	18.330.870.434	2.339.367.081	0	20.670.237.515
08 MINISTERIO DEL PODER POPULAR PARA LA DEFENSA	6.228.957.425	2.749.373.621	0	8.978.331.046
10 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN	8.633.424.657	16.427.508.070	0	25.060.932.727
13 MINISTERIO DEL PODER POPULAR PARA EL TRABAJO Y SEGURIDAD SOCIAL	1.441.787.257	10.749.524.242	0	12.191.311.499
17 MINISTERIO DEL PODER POPULAR PARA EL AMBIENTE	666.676.951	964.420.758	0	1.631.097.709
21 TRIBUNAL SUPREMO DE JUSTICIA	1.521.240.156	2.859.939.944	0	4.381.180.100
23 MINISTERIO PÚBLICO	484.017.284	597.855.933	0	1.081.873.217
25 PROCURADURÍA GENERAL DE LA REPÚBLICA	47.503.016	43.057.661	0	90.560.677
26 MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA	34.980.561.853	1.966.172.137	0	36.946.733.990
28 MINISTERIO DEL PODER POPULAR PARA LA INFRAESTRUCTURA	2.728.586.084	1.840.659.276	0	4.569.245.360
29 MINISTERIO DEL PODER POPULAR PARA LA PLANIFICACIÓN Y DESARROLLO	5.461.854.543	208.610.566	0	5.670.465.109
30 MINISTERIO DEL PODER POPULAR PARA CIENCIA Y TECNOLOGÍA	413.494.803	344.271.363	0	757.766.166
32 DEFENSORÍA DEL PUEBLO	27.110.099	51.888.101	0	78.998.200
33 VICEPRESIDENCIA DE LA REPÚBLICA	95.922.490	80.696.110	0	176.618.600
34 MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS	1.745.843.722	589.176.721	0	2.335.020.443
35 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN SUPERIOR	4.481.082.723	6.725.951.921	0	11.207.034.644
36 MINISTERIO DEL PODER POPULAR PARA LA COMUNICACIÓN Y LA INFORMACIÓN	146.823.095	212.456.837	0	359.279.932
37 MINISTERIO DEL PODER POPULAR DEL DESPACHO DE LA PRESIDENCIA	235.410.239	214.364.383	0	449.774.622
38 CONSEJO MORAL REPUBLICANO	1.966.736	2.408.864	0	4.375.600
39 SUPERINTENDENCIA NACIONAL DE AUDITORÍA INTERNA	12.247.002	8.663.198	0	20.910.200
40 MINISTERIO DEL PODER POPULAR PARA LA ECONOMÍA COMUNAL	486.567.770	321.790.854	0	808.358.624
41 MINISTERIO DEL PODER POPULAR PARA LA ALIMENTACIÓN	233.253.180	2.805.216.812	0	3.038.469.992
42 MINISTERIO DEL PODER POPULAR PARA LAS INDUSTRIAS LIGERAS Y COMERCIO	197.815.807	75.203.178	0	273.018.985
43 MINISTERIO DEL PODER POPULAR PARA LAS INDUSTRIAS BÁSICAS Y MINERÍA	29.146.646	77.014.517	0	106.161.163
44 MINISTERIO DEL PODER POPULAR PARA EL TURISMO	95.127.342	39.136.194	0	134.263.536
45 MINISTERIO DEL PODER POPULAR PARA LA ENERGÍA Y PETRÓLEO	72.301.873	2.490.347.615	0	2.562.649.488
46 MINISTERIO DEL PODER POPULAR PARA LA CULTURA	314.361.905	625.222.270	0	939.584.175
47 MINISTERIO DEL PODER POPULAR PARA LA VIVIENDA Y HÁBITAT	785.729.678	1.681.076.328	0	2.466.806.006
48 MINISTERIO DEL PODER POPULAR PARA LA PARTICIPACIÓN Y PROTECCIÓN SOCIAL	2.419.282.717	1.875.796.747	0	4.295.079.464
49 MINISTERIO DEL PODER POPULAR PARA LA SALUD	3.242.067.985	6.047.473.543	0	9.289.541.528
50 MINISTERIO DEL PODER POPULAR PARA EL DEPORTE	219.682.113	473.400.394	0	693.082.507
51 MINISTERIO DEL PODER POPULAR PARA LAS TELECOMUNICACIONES Y LA INFORMÁTIC	497.176.978	556.918.616	0	1.054.095.594
52 MINISTERIO DEL PODER POPULAR PARA LOS PUEBLOS INDÍGENAS	26.648.617	126.743.557	0	153.392.174
RECTIFICACIONES AL PRESUPUESTO	0	0	1.551.450.325	1.551.450.325

Fuente: Onapre

Cuadro 6.5
Clasificación Institucional por Objeto del Gasto
Proyecto de Ley de Presupuesto 2009
(En Bolívares)

ORGANISMOS	4.01 GASTOS DE PERSONAL	4.02 MATERIALES, SUMINISTROS Y MERCANCÍAS	4.03 SERVICIOS NO PERSONALES	4.04 ACTIVOS REALES	4.05 ACTIVOS FINANCIEROS	4.06 DEFENSA Y SEGURIDAD DEL ESTADO	4.07 TRANSFERENCIAS Y DONACIONES	4.08 OTROS GASTOS	4.09 ASIGNACIONES NO DISTRIBUIDAS	4.10 SERVICIO DE LA DEUDA PÚBLICA	4.11 DISMINUCIÓN DE PASIVOS	4.98 RECTIFIC.	TOTAL
TOTAL	**37.635.438.877**	**2.818.914.752**	**3.717.582.726**	**1.374.914.339**	**95.521.773**	**171.988.295**	**103.499.915.821**	**700.000**	**984.131.962**	**15.536.779.445**	**86.835.289**	**1.551.450.325**	**167.474.173.604**
01 ASAMBLEA NACIONAL	491.507.763	17.455.368	48.599.153	36.905.158	0	0	262.032.232	0	0	0	3.000.000	0	859.499.674
02 CONTRALORÍA GENERAL DE LA REPÚBLICA	85.806.451	2.526.582	14.353.821	2.890.693	0	0	68.826.143	0	0	0	100.000	0	174.503.690
03 CONSEJO NACIONAL ELECTORAL	511.306.129	29.277.724	502.981.192	99.405.576	25.228.160	0	152.070.292	0	0	0	0	0	1.320.269.073
06 MIN. DEL PODER POPULAR PARA RELACIONES EXTERIORES	674.558.011	25.965.117	226.570.603	35.917.849	0	270.000	126.758.145	0	0	0	2.160.525	0	1.092.200.250
07 MIN. DEL PODER POPULAR PARA ECONOMÍA Y FINANZAS	656.748.342	29.930.663	90.060.145	27.471.146	20.293.613	0	3.317.309.789	700.000	984.131.962	15.536.779.445	6.812.410	0	20.670.237.515
08 MIN. DEL PODER POPULAR PARA LA DEFENSA	6.075.853.577	722.901.790	501.809.728	223.929.420	0	136.508.638	1.306.601.572	0	0	0	10.726.321	0	8.978.331.046
10 MIN. DEL PODER POPULAR PARA LA EDUCACIÓN	17.562.302.544	880.984.827	346.510.917	15.262.526	0	0	6.255.671.913	0	0	0	200.000	0	25.060.932.727
13 MIN. DEL PODER POPULAR PARA EL TRABAJO Y SEGURIDAD SOCIAL	256.391.359	18.892.391	66.013.523	20.195.002	0	0	11.828.984.994	0	0	0	834.230	0	12.191.311.499
17 MIN. DEL PODER POPULAR PARA EL AMBIENTE	509.440.927	15.583.798	56.837.173	57.927.109	0	0	988.808.702	0	0	0	2.500.000	0	1.631.097.709
21 TRIBUNAL SUPREMO DE JUSTICIA	3.062.132.469	59.978.775	221.415.512	167.447.572	0	0	865.289.050	0	0	0	4.916.722	0	4.381.180.100
23 MINISTERIO PÚBLICO	846.677.076	20.744.320	76.142.536	41.179.731	0	0	95.423.406	0	0	0	1.706.148	0	1.081.873.217
25 PROCURADURÍA GENERAL DE LA REPÚBLICA	67.599.265	2.737.800	8.773.964	4.747.000	0	0	6.502.648	0	0	0	200.000	0	90.560.677
26 MIN. DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA	1.722.089.498	181.117.679	122.461.972	65.392.437	0	35.209.657	34.818.271.396	0	0	0	2.191.351	0	36.946.733.990
28 MIN. DEL PODER POPULAR PARA LA INFRAESTRUCTURA	673.185.771	27.947.697	77.443.008	66.459.339	0	0	3.723.709.545	0	0	0	500.000	0	4.569.245.360
29 MIN. DEL PODER POPULAR PARA LA PLANIFICACIÓN Y DESARROLLO	72.233.757	15.353.222	105.380.154	13.870.566	0	0	5.462.879.306	0	0	0	748.104	0	5.670.465.109
30 MIN. DEL PODER POPULAR PARA CIENCIA Y TECNOLOGÍA	81.857.164	4.730.513	29.062.075	7.442.624	0	0	634.373.790	0	0	0	300.000	0	757.766.166
32 DEFENSORÍA DEL PUEBLO	61.758.800	900.000	13.000.000	2.000.000	0	0	1.139.400	0	0	0	200.000	0	78.998.200
33 VICEPRESIDENCIA DE LA REPÚBLICA	65.383.014	11.337.976	14.153.699	8.867.888	0	0	76.841.023	0	0	0	35.000	0	176.618.600
34 MIN. DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS	469.015.894	16.003.062	114.318.238	74.003.732	0	0	1.640.549.673	0	0	0	21.129.844	0	2.335.020.443
35 MIN. DEL PODER POPULAR PARA LA EDUCACIÓN SUPERIOR	162.616.172	16.262.107	108.344.447	35.787.179	0	0	10.884.024.739	0	0	0	0	0	11.207.034.644
36 MIN. DEL PODER POPULAR PARA LA COMUNICACIÓN Y LA INFORMACIÓN	71.834.160	7.194.603	123.739.671	7.931.461	0	0	148.080.037	0	0	0	500.000	0	359.279.932
37 MIN. DEL PODER POPULAR DEL DESPACHO DE LA PRESIDENCIA	211.293.533	29.328.674	79.872.042	8.697.684	0	0	120.282.689	0	0	0	300.000	0	449.774.622
38 CONSEJO MORAL REPUBLICANO	2.400.697	171.700	1.677.203	126.000	0	0	0	0	0	0	0	0	4.375.600
39 SUPERINTENDENCIA NACIONAL DE AUDITORÍA INTERNA	16.330.929	507.069	3.584.952	357.417	0	0	129.833	0	0	0	0	0	20.910.200
40 MIN. DEL PODER POPULAR PARA LA ECONOMÍA COMUNAL	167.989.343	20.742.562	52.181.669	73.464.497	50.000.000	0	432.799.610	0	0	0	11.180.943	0	808.358.624
41 MIN. DEL PODER POPULAR PARA LA ALIMENTACIÓN	118.629.836	8.925.613	49.488.294	28.896.057	0	0	2.832.098.910	0	0	0	431.282	0	3.038.469.992
42 MIN. DEL PODER POPULAR PARA LAS INDUSTRIAS LIGERAS Y COMERCIO	165.093.146	7.312.544	28.009.127	4.886.321	0	0	67.477.847	0	0	0	240.000	0	273.018.985
43 MIN. DEL PODER POPULAR PARA LAS INDUSTRIAS BÁSICAS Y MINERIA	73.293.696	2.602.314	6.778.510	943.043	0	0	22.443.600	0	0	0	100.000	0	106.161.163
44 MIN. DEL PODER POPULAR PARA EL TURISMO	41.780.738	6.996.116	42.317.940	15.303.999	0	0	27.012.743	0	0	0	852.000	0	134.263.536
45 MIN. DEL PODER POPULAR PARA LA ENERGÍA Y PETRÓLEO	155.860.769	10.151.774	20.175.403	8.490.393	0	0	2.367.765.112	0	0	0	206.037	0	2.562.649.488
46 MIN. DEL PODER POPULAR PARA LA CULTURA	133.141.027	16.127.264	72.438.039	28.434.778	0	0	689.443.067	0	0	0	0	0	939.584.175
47 MIN. DEL PODER POPULAR PARA LA VIVIENDA Y HÁBITAT	258.945.907	17.781.531	65.955.133	27.690.209	0	0	2.096.183.226	0	0	0	250.000	0	2.466.806.006
48 MIN. DEL PODER POPULAR PARA LA PARTICIPACIÓN Y PROTECCION SOCI.	142.680.247	30.398.639	98.632.341	17.361.369	0	0	4.001.592.496	0	0	0	4.414.372	0	4.295.079.464
49 MIN. DEL PODER POPULAR PARA LA SALUD	1.817.044.153	522.831.489	160.535.097	82.788.423	0	0	6.696.242.366	0	0	0	10.100.000	0	9.289.541.528
50 MIN. DEL PODER POPULAR PARA EL DEPORTE	73.151.650	20.586.674	120.800.206	8.595.353	0	0	469.948.624	0	0	0	0	0	693.082.507
51 MIN. DEL PODER POPULAR PARA LAS TELECOMUNICACIONES Y LA INFOR	53.262.000	2.641.596	31.022.603	8.952.711	0	0	958.216.684	0	0	0	0	0	1.054.095.594
52 MIN. DEL PODER POPULAR PARA LOS PUEBLOS INDIGENAS	24.243.063	13.983.179	16.142.636	44.892.077	0	0	54.131.219	0	0	0	0	0	153.392.174
RECTIFICACIONES AL PRESUPUESTO												1.551.450.325	1.551.450.325

Fuente: Onapre

Cuadro 6.6

Clasificación por Objeto del Gasto

2003 - 2005

(Miles de Bolívares)

		2003	2004	2005
	TOTAL	**41.613.125**	**60.505.058**	**86.288.237**
4.01	GASTOS DE PERSONAL	6.283.753	9.580.552	12.276.524
4.02	MATERIALES Y SUMINISTROS	410.511	803.816	1.251.405
4.03	SERVICIOS NO PERSONALES	483.460	1.115.044	1.615.870
4.04	ACTIVOS REALES	302.132	1.069.568	2.185.473
4,05	ACTIVOS FINANCIEROS	385.294	238.042	1.012.721
4.06	SERVICIO DE LA DEUDA PÚBLICA Y DISMINUCIÓN DE OTROS ACTIVOS	12.461.414	13.403.089	14.541.300
4.07	TRANSFERENCIAS	19.838.513	33.384.268	52.904.532
4.10	GASTOS POR INDEMNIZACIONES Y SANCIONES PECUNIARIAS		8	135
4.12	EGRESOS SIN AFECTACIÓN EN TESORERÍA NACIONAL	481.861		
4.51	GASTOS DE DEFENSA Y SEGURIDAD DEL ESTADO	90.369	144.357	198.344
4.52	ASIGNACIONES NO DISTRIBUIDAS	875.818	766.314	300.590
4.98	RECTIFICACIONES AL PRESUPUESTO			1.343

Fuente: Onapre

Nota:

Los valores monetarios para los años 2003-2005, se expresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

Cuadro 6.7
Clasificación por Objeto del Gasto
2006-2009
(Miles de Bolívares)

PART.	DENOMINACIÓN	2006	2007	2008 a/	2009
	T O T A L	**128.261.073**	**143.243.259**	**203.298.871**	**167.474.174**
4.01	GASTOS DE PERSONAL	18.464.452	25.800.637	35.909.514	37.635.439
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	1.789.314	2.037.051	4.178.926	2.818.915
4.03	SERVICIOS NO PERSONALES	2.278.881	3.160.483	4.452.800	3.717.583
4.04	ACTIVOS REALES	2.684.822	2.185.175	2.343.202	1.374.914
4.05	ACTIVOS FINANCIEROS	1.305.589	1.956.043	1.572.270	95.522
4.06	GASTOS DE DEFENSA Y SEGURIDAD DEL ESTADO	184.804	179.020	175.123	171.988
4.07	TRANSFERENCIAS Y DONACIONES	80.408.903	94.950.524	137.217.769	103.499.916
4.08	OTROS GASTOS	266	1	10.148	700
4.09	ASIGNACIONES NO DISTRIBUIDAS	408.751	5.194	691.200	984.132
4.10	SERVICIO DE LA DEUDA PÚBLICA	15.823.001	12.752.102	16.071.828	15.536.780
4.11	DISMINUCIÓN DE PASIVOS	4.912.290	217.029	676.091	86.835
4.98	RECTIFICACIONES AL PRESUPUESTO	0	0	0	1.551.450

Fuente: Onapre

Notas:

a/ Cifras estimadas al 31/12/2008

Los valores monetarios para los años 2006-2007, se expresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

Cuadro 6.8

Clasificación por Objeto del Gasto según Fuentes de Financiamiento

Proyecto de Ley de Presupuesto 2009

(En Bolívares)

PART.	DENOMINACIÓN	ORDINARIOS	PROYECTOS POR ENDEUDAMIENTO	DEUDA PÚBLICA	OTRAS FUENTES	TOTAL
	T O T A L	**155.145.032.468**	**4.602.562.674**	**7.640.495.969**	**86.082.493**	**167.474.173.604**
4.01	GASTOS DE PERSONAL	37.633.989.978	1.448.899	0	0	37.635.438.877
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	2.803.467.036	15.447.716	0	0	2.818.914.752
4.03	SERVICIOS NO PERSONALES	3.703.322.891	14.259.835	0	0	3.717.582.726
4.04	ACTIVOS REALES	1.170.234.257	204.680.082	0	0	1.374.914.339
4.05	ACTIVOS FINANCIEROS	95.521.773	0	0	0	95.521.773
4.06	GASTOS DE DEFENSA Y SEGURIDAD DEL ESTADO	171.988.295	0	0	0	171.988.295
4.07	TRANSFERENCIAS Y DONACIONES	99.133.189.679	4.366.726.142	0	0	103.499.915.821
4.08	OTROS GASTOS	700.000	0	0	0	700.000
4.09	ASIGNACIONES NO DISTRIBUIDAS	898.049.469	0	0	86.082.493	984.131.962
4.10	SERVICIO DE LA DEUDA PÚBLICA	7.896.283.476	0	7.640.495.969	0	15.536.779.445
4.11	DISMINUCIÓN DE PASIVOS	86.835.289	0	0	0	86.835.289
4.98	RECTIFICACIONES AL PRESUPUESTO	1.551.450.325	0	0	0	1.551.450.325

Fuente: Onapre

Cuadro 6.9

Clasificación por Objeto del Gasto según Acciones Centralizadas y Proyectos

Proyecto de Ley de Presupuesto 2009

(En Bolívares)

PART.	DENOMINACIÓN	ACCIONES CENTRALIZADAS	PROYECTOS	RECTIFICACIONES	TOTAL
	T O T A L	**98.140.644.476**	**67.782.078.803**	**1.551.450.325**	**167.474.173.604**
4.01	GASTOS DE PERSONAL	16.741.573.359	20.893.865.518	0	37.635.438.877
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	428.582.369	2.390.332.383	0	2.818.914.752
4.03	SERVICIOS NO PERSONALES	1.571.759.714	2.145.823.012	0	3.717.582.726
4.04	ACTIVOS REALES	263.638.903	1.111.275.436	0	1.374.914.339
4.05	ACTIVOS FINANCIEROS	45.521.773	50.000.000	0	95.521.773
4.06	GASTOS DE DEFENSA Y SEGURIDAD DEL ESTADO	29.971.433	142.016.862	0	171.988.295
4.07	TRANSFERENCIAS Y DONACIONES	62.456.633.844	41.043.281.977	0	103.499.915.821
4.08	OTROS GASTOS	700.000	0	0	700.000
4.09	ASIGNACIONES NO DISTRIBUIDAS	984.131.962	0	0	984.131.962
4.10	SERVICIO DE LA DEUDA PÚBLICA	15.536.779.445	0	0	15.536.779.445
4.11	DISMINUCIÓN DE PASIVOS	81.351.674	5.483.615	0	86.835.289
4.98	RECTIFICACIONES AL PRESUPUESTO	0	0	1.551.450.325	1.551.450.325

Fuente: Onapre

Cuadro 6.10

Principales Conceptos del Gasto

2004-2008

(Miles de Bolívares)

CONCEPTOS	2004	2005	2006	2007	2008 a/
TOTAL	**60.505.058**	**86.288.237**	**128.261.073**	**143.243.259**	**203.298.871**
LEGALES	**24.315.978**	**31.825.670**	**42.421.400**	**50.318.451**	**73.589.743**
SERVICIO DE LA DEUDA PÚBLICA (Min. de Economía y Finanzas)	12.947.665	13.941.131	15.823.001	12.752.102	16.071.828
GOBERNACIONES Y ALCALDÍAS	10.619.495	16.599.349	24.870.286	34.983.676	53.732.219
. SITUADO CONSTITUCIONAL	7.488.180	12.654.881	18.780.791	24.339.428	37.856.956
SITUADO ESTADAL	5.990.544	10.057.442	15.024.633	19.471.542	30.285.565
SITUADO MUNICIPAL	1.497.636	2.530.976	3.756.158	4.867.886	7.571.391
SUBSIDIO DE RÉGIMEN ESPECIAL	0	66.463	0	0	0
. ASIGNACIONES ECONOMICAS ESPECIALES	1.774.550	1.964.842	3.183.959	5.413.105	11.515.786
ASIGNACIONES ECONÓMICAS ESPECIALES ESTADAL			2.832.592	3.423.847	3.935.471
ASIGNACIONES ECONÓMICAS ESPECIALES MUNICIPAL			351.367	1.989.258	2.623.647
ASIGNACIONES ECONÓMICAS ESPECIALES FONDO NACIONAL CONSEJOS COMUNALES					4.956.668
. FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN	1.356.765	1.979.626	2.905.536	5.231.143	4.359.477
LEY DE POLÍTICA HABITACIONAL	0	0	0	0	0
FONDO DE PRESTACIONES SOCIALES	0	0	0	0	0
IVSS	0	0	0	0	0
SENIAT	0	0	0	0	0
SISTEMA DE JUSTICIA	748.818	1.283.847	1.728.113	2.582.673	3.785.696
RECTIFICACIONES AL PRESUPUESTO	0	1.343	0	0	0
PROGRAMAS Y PROYECTOS / LEYES PROGRAMAS	**5.075.784**	**6.341.184**	**4.469.587**	**3.030.404**	**2.400.856**
ORGANISMOS CON AUTONOMÍA FUNCIONAL b/	**1.657.464**	**2.198.337**	**2.946.905**	**3.443.975**	**3.791.027**
UNIVERSIDADES NACIONALES c/	**3.198.689**	**4.194.109**	**5.121.090**	**4.912.777**	**8.494.584**
OTROS GASTOS	**26.257.143**	**41.728.937**	**73.302.091**	**81.537.652**	**115.022.661**

Fuente: Onapre

NOTAS:

a/ Cifras estimadas al 31/12/2008

b/ No incluye Asignaciones Legales, Proyectos por Endeudamiento, ni Obligaciones de Ejercicios Anteriores

c/ No incluye Proyectos por Endeudamiento, ni Obligaciones de Ejercicios Anteriores.

Los valores monetarios para los años 2004-2007, se expresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadistica.

Cuadro 6.11

Principales Conceptos del Gasto

Proyecto de Ley de Presupuesto 2009

(En Bolívares)

CONCEPTOS	MONTO
TOTAL	**167.474.173.604**
LEGALES	**61.378.139.979**
SERVICIO DE LA DEUDA PÚBLICA (Ministerio del Poder Popular para Economía y Finanzas - Mppef)	15.536.779.445
GOBERNACIONES Y ALCALDÍAS	41.187.009.560
. SITUADO CONSTITUCIONAL	31.029.006.494
SITUADO ESTADAL	24.823.205.195
SITUADO MUNICIPAL	6.205.801.299
. ASIGNACIONES ECONOMICAS ESPECIALES	4.920.237.132
ASIGNACIONES ECONÓMICAS ESPECIALES ESTADAL	2.066.499.595
ASIGNACIONES ECONÓMICAS ESPECIALES MUNICIPAL	1.377.666.397
ASIGNACIONES ECONÓMICAS ESPECIALES FONDO NACIONAL CONSEJO COMUNALES	1.476.071.140
. FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN	5.237.765.934
SISTEMA DE JUSTICIA	3.102.900.649
RECTIFICACIONES AL PRESUPUESTO	1.551.450.325
PROYECTOS POR ENDEUDAMIENTO	**4.602.562.674**
ORGANISMOS CON AUTONOMÍA FUNCIONAL a/	**4.801.322.409**
UNIVERSIDADES NACIONALES	**10.206.102.989**
OTROS GASTOS	**86.486.045.553**

Fuente: Onapre

Nota:

a/ No incluye Asignaciones Legales, Proyectos por Endeudamiento, ni Obligaciones de Ejercicios Anteriores

Cuadro 6.12

Principales Conceptos del Gasto por Fuentes de Financiamiento

Proyecto de Ley de Presupuesto 2009

(En Bolívares)

CONCEPTOS	ORDINARIOS	PROYECTOS POR ENDEUDAMIENTO	DEUDA PÚBLICA	OTRAS FUENTES	TOTAL
TOTAL	**155.145.032.468**	**4.602.562.674**	**7.640.495.969**	**86.082.493**	**167.474.173.604**
LEGALES	**53.737.644.010**	**0**	**7.640.495.969**	**0**	**61.378.139.979**
SERVICIO DE LA DEUDA PÚBLICA (Ministerio del Poder Popular para Economía y Finanzas)	7.896.283.476	0	7.640.495.969	0	15.536.779.445
GOBERNACIONES Y ALCALDÍAS	41.187.009.560	0	0	0	41.187.009.560
. SITUADO CONSTITUCIONAL	31.029.006.494	0	0	0	31.029.006.494
SITUADO ESTADAL	24.823.205.195	0	0	0	24.823.205.195
SITUADO MUNICIPAL	6.205.801.299	0	0	0	6.205.801.299
. ASIGNACIONES ECONÓMICAS ESPECIALES	4.920.237.132	0	0	0	4.920.237.132
ASIGNACIONES ECONÓMICAS ESPECIALES ESTADAL	2.066.499.595	0	0	0	2.066.499.595
ASIGNACIONES ECONÓMICAS ESPECIALES MUNICIPAL	1.377.666.397	0	0	0	1.377.666.397
ASIGNACIONES ECONÓMICAS ESPECIALES FONDO NACIONAL DE LOS CONSEJOS COMUNALES	1.476.071.140	0	0	0	1.476.071.140
. FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN	5.237.765.934	0	0	0	5.237.765.934
SISTEMA DE JUSTICIA	3.102.900.649	0	0	0	3.102.900.649
RECTIFICACIONES AL PRESUPUESTO	1.551.450.325	0	0	0	1.551.450.325
PROYECTOS POR ENDEUDAMIENTO	**0**	**4.602.562.674**	**0**	**0**	**4.602.562.674**
ORGANISMOS CON AUTONOMÍA FUNCIONAL a/	**4.801.322.409**	**0**	**0**	**0**	**4.801.322.409**
UNIVERSIDADES NACIONALES	**10.206.102.989**	**0**	**0**	**0**	**10.206.102.989**
OTROS GASTOS	**86.399.963.060**	**0**	**0**	**86.082.493**	**86.486.045.553**

Fuente: Onapre

Nota:

a/ No incluye Proyectos por Endeudamiento, ni Obligaciones de Ejercicios Anteriores.

Cuadro 6.13

Principales Conceptos del Gasto por Acciones Centralizadas y por Proyectos

Proyecto de Ley de Presupuesto 2009

(Bolívares)

CONCEPTOS	ACCIONES CENTRALIZADAS	PROYECTOS	RECTIFICACIONES	TOTAL
TOTAL	**98.140.644.476**	**67.782.078.803**	**1.551.450.325**	**167.474.173.604**
LEGALES	**57.673.276.604**	**2.153.413.050**	**1.551.450.325**	**61.378.139.979**
SERVICIO DE LA DEUDA PÚBLICA (Ministerio del Poder Popular para Economía y Finanzas)	15.536.779.445	0	0	15.536.779.445
GOBERNACIONES Y ALCALDÍAS	41.187.009.560	0	0	41.187.009.560
. SITUADO CONSTITUCIONAL	31.029.006.494	0	0	31.029.006.494
SITUADO ESTADAL	24.823.205.195	0	0	24.823.205.195
SITUADO MUNICIPAL	6.205.801.299	0	0	6.205.801.299
. ASIGNACIONES ECONOMICAS ESPECIALES	4.920.237.132	0	0	4.920.237.132
ASIGNACIONES ECONÓMICAS ESPECIALES ESTADAL	2.066.499.595	0	0	2.066.499.595
ASIGNACIONES ECONÓMICAS ESPECIALES MUNICIPAL	1.377.666.397	0	0	1.377.666.397
ASIGNACIONES ECONÓMICAS ESPECIALES FONDO NACIONAL CONSEJOS COMUNALES	1.476.071.140	0	0	1.476.071.140
. FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN	5.237.765.934	0	0	5.237.765.934
SISTEMA DE JUSTICIA	949.487.599	2.153.413.050	0	3.102.900.649
RECTIFICACIONES AL PRESUPUESTO	0	0	1.551.450.325	1.551.450.325
PROYECTOS POR ENDEUDAMIENTO	**0**	**4.602.562.674**	**0**	**4.602.562.674**
ORGANISMOS CON AUTONOMÍA FUNCIONAL a/	**2.404.470.840**	**2.396.851.569**	**0**	**4.801.322.409**
UNIVERSIDADES NACIONALES	**4.155.008.038**	**6.051.094.951**	**0**	**10.206.102.989**
OTROS GASTOS	**33.907.888.994**	**52.578.156.559**	**0**	**86.486.045.553**

Fuente: Onapre

Nota:

a/ No incluye Proyectos por Endeudamiento, ni Obligaciones de Ejercicios Anteriores.

Cuadro 6.14-1

Principales Conceptos del Gasto - Institucional

Proyecto de Ley de Presupuesto 2009

(En Bolívares)

DENOMINACIÓN	ASAMBLEA NACIONAL	CONTRALORÍA GENERAL DE LA REPÚBLICA	CONSEJO NACIONAL ELECTORAL	MIN. P.P. PARA RELACIONES EXTERIORES	MIN. P.P. PARA ECONOMÍA Y FINANZAS	MIN. P.P. PARA LA DEFENSA	MIN. P.P. PARA LA EDUCACIÓN	MIN. P.P. PARA EL TRABAJO Y SEGURIDAD SOCIAL
TOTAL GASTOS	**859.499.674**	**174.503.690**	**1.320.269.073**	**1.092.200.250**	**20.670.237.515**	**8.978.331.046**	**25.060.932.727**	**12.191.311.499**
LEGALES	**0**	**0**	**0**	**0**	**15.559.384.943**	**0**	**0**	**0**
SERVICIO DE LA DEUDA PÚBLICA (Ministerio del Poder Popular para Economía y Finanzas)	0	0	0	0	15.536.779.445	0	0	0
GOBERNACIONES Y ALCALDÍAS	0	0	0	0	22.605.498	0	0	0
. SITUADO CONSTITUCIONAL	0	0	0	0	0	0	0	0
SITUADO ESTADAL	0	0	0	0	0	0	0	0
SITUADO MUNICIPAL	0	0	0	0	0	0	0	0
. ASIGNACIONES ECONOMICAS ESPECIALES	0	0	0	0	22.605.498	0	0	0
ASIGNACIONES ECONOMICAS ESPECIALES ESTADAL	0	0	0	0	22.605.498	0	0	0
ASIGNACIONES ECONOMICAS ESPECIALES MUNICIPAL	0	0	0	0	0	0	0	0
ASIGNACIONES ECONOMICAS ESPEC. FONDO NAC. CONSEJO COMUNALES	0	0	0	0	0	0	0	0
. FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN	0	0	0	0	0	0	0	0
SISTEMA DE JUSTICIA	0	0	0	0	0	0	0	0
RECTIFICACIONES AL PRESUPUESTO	0	0	0	0	0	0	0	0
PROYECTOS POR ENDEUDAMIENTO	**0**	**0**	**0**	**0**	**15.480.000**	**161.725.595**	**0**	**0**
ORGANISMOS CON AUTONOMÍA FUNCIONAL	**856.499.674**	**174.403.690**	**1.320.269.073**	**0**	**0**	**0**	**0**	**0**
UNIVERSIDADES NACIONALES	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS GASTOS	**3.000.000**	**100.000**	**0**	**1.092.200.250**	**5.095.372.572**	**8.816.605.451**	**25.060.932.727**	**12.191.311.499**

Fuente: Onapre

Cuadro 6.14-2

Principales Conceptos del Gasto - Institucional

Proyecto de Ley de Presupuesto 2009

(En Bolívares)

DENOMINACIÓN	MIN. P.P. PARA EL AMBIENTE	TRIBUNAL SUPREMO DE JUSTICIA	MINISTERIO PÚBLICO	PROCURADURÍA GENERAL DE LA REPÚBLICA	MIN. P.P. PARA RELACIONES INTERIORES Y JUSTICIA	MIN. P.P. PARA LA INFRAESTRUCTURA	MIN. P.P. PARA LA PLANIFICACIÓN Y DESARROLLO	MIN. P.P. PARA LA CIENCIA Y TECNOLOGÍA
TOTAL GASTOS	**1.631.097.709**	**4.381.180.100**	**1.081.873.217**	**90.560.677**	**36.946.733.990**	**4.569.245.360**	**5.670.465.109**	757.766.166
LEGALES	**0**	**3.102.900.649**	**0**	**0**	**34.450.566.988**	**0**	**5.237.765.934**	**0**
SERVICIO DE LA DEUDA PÚBLICA (Ministerio del Poder Popular para Economía y Finanzas)	0	0	0	0	0	0	0	0
GOBERNACIONES Y ALCALDÍAS	0	0	0	0	34.450.566.988	0	5.237.765.934	0
. SITUADO CONSTITUCIONAL	0	0	0	0	31.029.006.494	0	0	0
SITUADO ESTADAL	0	0	0	0	24.823.205.195	0	0	0
SITUADO MUNICIPAL	0	0	0	0	6.205.801.299	0	0	0
. ASIGNACIONES ECONOMICAS ESPECIALES	0	0	0	0	3.421.560.494	0	0	0
ASIGNACIONES ECONOMICAS ESPECIALES ESTADAL	0	0	0	0	2.043.894.097	0	0	0
ASIGNACIONES ECONOMICAS ESPECIALES MUNICIPAL	0	0	0	0	1.377.666.397	0	0	0
ASIGNACIONES ECONOMICAS ESPEC. FONDO NAC. CONSEJO COMUNALES	0	0	0	0	0	0	0	0
. FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN	0	0	0	0	0	0	5.237.765.934	0
SISTEMA DE JUSTICIA	0	3.102.900.649	0	0	0	0	0	0
RECTIFICACIONES AL PRESUPUESTO	0	0	0	0	0	0	0	0
PROYECTOS POR ENDEUDAMIENTO	**775.909.082**	**0**	**3.088.226**	**0**	**45.523.600**	**1.153.557.096**	**22.691.604**	**0**
ORGANISMOS CON AUTONOMÍA FUNCIONAL	**0**	**1.273.362.729**	**1.077.078.843**	**0**	**0**	**0**	**0**	**0**
UNIVERSIDADES NACIONALES	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS GASTOS	**855.188.627**	**4.916.722**	**1.706.148**	**90.560.677**	**2.450.643.402**	**3.415.688.264**	**410.007.571**	757.766.166

Fuente: Onapre

Cuadro 6.14-3

Principales Conceptos del Gasto - Institucional

Proyecto de Ley de Presupuesto 2009

(En Bolívares)

DENOMINACIÓN	DEFENSORÍA DEL PUEBLO	VICEPRESIDENCIA DE LA REPÚBLICA	MIN. P.P. PARA LA AGRICULTURA Y TIERRAS	MIN. P.P. PARA LA EDUCACIÓN SUPERIOR	MIN. P.P. PARA LA COMUNICACIÓN Y LA INFORMACIÓN	MIN. P.P. DEL DESPACHO DE LA PRESIDENCIA	CONSEJO MORAL REPÚBLICANO	SUPERINTENDENCIA DE AUDITORÍA INTERNA
TOTAL GASTOS	**78.998.200**	**176.618.600**	**2.335.020.443**	**11.207.034.644**	**359.279.932**	**449.774.622**	**4.375.600**	**20.910.200**
LEGALES	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
SERVICIO DE LA DEUDA PÚBLICA (Ministerio del Poder Popular para Economía y Finanzas)	0	0	0	0	0	0	0	0
GOBERNACIONES Y ALCALDÍAS	0	0	0	0	0	0	0	0
. SITUADO CONSTITUCIONAL	0	0	0	0	0	0	0	0
SITUADO ESTADAL	0	0	0	0	0	0	0	0
SITUADO MUNICIPAL	0	0	0	0	0	0	0	0
. ASIGNACIONES ECONOMICAS ESPECIALES	0	0	0	0	0	0	0	0
ASIGNACIONES ECONOMICAS ESPECIALES ESTADAL	0	0	0	0	0	0	0	0
ASIGNACIONES ECONOMICAS ESPECIALES MUNICIPAL	0	0	0	0	0	0	0	0
ASIGNACIONES ECONOMICAS ESPEC. FONDO NAC. CONSEJO COMUNALES	0	0	0	0	0	0	0	0
. FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN	0	0	0	0	0	0	0	0
SISTEMA DE JUSTICIA	0	0	0	0	0	0	0	0
RECTIFICACIONES AL PRESUPUESTO	0	0	0	0	0	0	0	0
PROYECTOS POR ENDEUDAMIENTO	**0**	**0**	**57.190.065**	**0**	**0**	**0**	**0**	**0**
ORGANISMOS CON AUTONOMÍA FUNCIONAL	**78.798.200**	**0**	**0**	**0**	**0**	**0**	**0**	**20.910.200**
UNIVERSIDADES NACIONALES	**0**	**0**	**0**	**10.206.102.989**	**0**	**0**	**0**	**0**
OTROS GASTOS	**200.000**	**176.618.600**	**2.277.830.378**	**1.000.931.655**	**359.279.932**	**449.774.622**	**4.375.600**	**0**

Fuente: Onapre

Cuadro 6.14-4

Principales Conceptos del Gasto - Institucional

Proyecto de Ley de Presupuesto 2009

(En Bolívares)

DENOMINACIÓN	MIN. P.P. PARA LA ECONOMÍA COMUNAL	MIN. P.P. PARA LA ALIMENTACIÓN	MIN. P.P. PARA LAS INDUSTRIAS LIGERAS Y COMERCIO	MIN. P.P. PARA LAS INDUSTRIAS BÁSICAS Y MINERÍA	MIN. P.P. PARA EL TURISMO	MIN. P.P. PARA LA ENERGÍA Y PETRÓLEO	MIN. P.P. PARA LA CULTURA	MIN. P.P. PARA LA VIVIENDA Y HÁBITAT
TOTAL GASTOS	**808.358.624**	**3.038.469.992**	**273.018.985**	**106.161.163**	**134.263.536**	**2.562.649.488**	**939.584.175**	**2.466.806.006**
LEGALES	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
SERVICIO DE LA DEUDA PÚBLICA (Ministerio del Poder Popular para Economia y Finanzas)	0	0	0	0	0	0	0	0
GOBERNACIONES Y ALCALDÍAS	0	0	0	0	0	0	0	0
. SITUADO CONSTITUCIONAL	0	0	0	0	0	0	0	0
SITUADO ESTADAL	0	0	0	0	0	0	0	0
SITUADO MUNICIPAL	0	0	0	0	0	0	0	0
. ASIGNACIONES ECONOMICAS ESPECIALES	0	0	0	0	0	0	0	0
ASIGNACIONES ECONOMICAS ESPECIALES ESTADAL	0	0	0	0	0	0	0	0
ASIGNACIONES ECONOMICAS ESPECIALES MUNICIPAL	0	0	0	0	0	0	0	0
ASIGNACIONES ECONOMICAS ESPEC. FONDO NAC. CONSEJO COMUNALES	0	0	0	0	0	0	0	0
. FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN	0	0	0	0	0	0	0	0
SISTEMA DE JUSTICIA	0	0	0	0	0	0	0	0
RECTIFICACIONES AL PRESUPUESTO	0	0	0	0	0	0	0	0
PROYECTOS POR ENDEUDAMIENTO	**0**	**0**	**0**	**0**	**0**	**2.278.990.070**	**0**	**0**
ORGANISMOS CON AUTONOMÍA FUNCIONAL	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
UNIVERSIDADES NACIONALES	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS GASTOS	**808.358.624**	**3.038.469.992**	**273.018.985**	**106.161.163**	**134.263.536**	**283.659.418**	**939.584.175**	**2.466.806.006**

Fuente: Onapre

Cuadro 6.14-5

Principales Conceptos del Gasto - Institucional

Proyecto de Ley de Presupuesto 2009

(En Bolívares)

DENOMINACIÓN	MIN. P.P. PARA LA PARTICIPACIÓN Y PROTECCIÓN SOCIAL	MIN. P.P. PARA LA SALUD	MIN. P.P. PARA EL DEPORTE	MIN. P.P. PARA LAS TELECOMUNICACIONES Y LA INFORMÁTICA	MIN. P.P. PARA LOS PUEBLOS INDÍGENAS	RECTIFICACIONES	TOTAL
TOTAL GASTOS	**4.295.079.464**	**9.289.541.528**	**693.082.507**	**1.054.095.594**	**153.392.174**	**1.551.450.325**	**167.474.173.604**
LEGALES	**1.476.071.140**	**0**	**0**	**0**	**0**	**1.551.450.325**	**61.378.139.979**
SERVICIO DE LA DEUDA PÚBLICA (Ministerio del Poder Popular para Economía y Finanzas)	0	0	0	0	0	0	15.536.779.445
GOBERNACIONES Y ALCALDÍAS	1.476.071.140	0	0	0	0	0	41.187.009.560
. SITUADO CONSTITUCIONAL	0	0	0	0	0	0	31.029.006.494
SITUADO ESTADAL	0	0	0	0	0	0	24.823.205.195
SITUADO MUNICIPAL	0	0	0	0	0	0	6.205.801.299
. ASIGNACIONES ECONOMICAS ESPECIALES	1.476.071.140	0	0	0	0	0	4.920.237.132
ASIGNACIONES ECONOMICAS ESPECIALES ESTADAL	0	0	0	0	0	0	2.066.499.595
ASIGNACIONES ECONOMICAS ESPECIALES MUNICIPAL	0	0	0	0	0	0	1.377.666.397
ASIGNACIONES ECONOMICAS ESPEC. FONDO NAC. CONSEJO COMUNALES	1.476.071.140	0	0	0	0	0	1.476.071.140
. FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN	0	0	0	0	0	0	5.237.765.934
SISTEMA DE JUSTICIA	0	0	0	0	0	0	3.102.900.649
RECTIFICACIONES AL PRESUPUESTO	0	0	0	0	0	1.551.450.325	1.551.450.325
PROYECTOS POR ENDEUDAMIENTO	**88.407.336**	**0**	**0**	**0**	**0**	**0**	**4.602.562.674**
ORGANISMOS CON AUTONOMÍA FUNCIONAL	**0**	**0**	**0**	**0**	**0**	**0**	**4.801.322.409**
UNIVERSIDADES NACIONALES	**0**	**0**	**0**	**0**	**0**	**0**	**10.206.102.989**
OTROS GASTOS	**2.730.600.988**	**9.289.541.528**	**693.082.507**	**1.054.095.594**	**153.392.174**	**0**	**86.486.045.553**

Fuente: Onapre

Cuadro 6.15

Clasificación Económica del Gasto

2004-2008

(En Miles de Bolívares)

DENOMINACIÓN	2004	2005	2006	2007	2008 a/
TOTAL GASTOS	**60.505.058**	**86.288.237**	**128.261.073**	**143.243.259**	**203.298.871**
GASTOS CORRIENTES	**42.358.643**	**59.083.820**	**86.359.307**	**100.457.448**	**145.261.691**
GASTOS DE CONSUMO	**12.173.900**	**16.129.640**	**24.285.551**	**30.594.791**	**45.042.125**
REMUNERACIONES	9.694.581	12.428.376	18.627.102	24.583.910	35.886.737
COMPRA DE BIENES Y SERVICIOS	2.479.319	3.701.264	4.943.170	5.504.869	8.515.777
IMPUESTOS INDIRECTOS	0	0	459.612	468.513	517.242
DESCUENTOS, BONIFICACIONES Y DEVOLUCIONES	0	0	255.667	37.499	122.369
GASTOS DE LA PROPIEDAD	**7.868.611**	**8.946.791**	**7.749.028**	**7.282.108**	**9.965.394**
INTERESES	7.868.611	8.946.791	7.748.049	7.280.656	9.963.631
ALQUILERES DE TIERRAS Y TERRENOS	0	0	27	15	48
DERECHOS SOBRE BIENES INTANGIBLES	0	0	952	1.437	1.715
TRANSFERENCIAS Y DONACIONES CORRIENTES	**22.316.132**	**34.006.046**	**54.289.057**	**62.579.840**	**89.216.706**
AL SECTOR PRIVADO	2.324.180	3.110.955	4.052.279	5.823.249	7.948.058
AL SECTOR PÚBLICO	19.964.588	30.830.544	50.162.623	56.662.498	81.193.052
AL SECTOR EXTERNO	27.364	64.547	74.155	94.093	75.596
RECTIFICACIONES AL PRESUPUESTO	**0**	**1.343**	**0**	**0**	**1.027.039**
OTROS GASTOS CORRIENTES	**0**	**0**	**35.671**	**709**	**10.427**
GASTOS DE CAPITAL E INVERSIONES FINANCIERAS	**12.575.308**	**21.786.862**	**29.670.294**	**37.426.013**	**52.067.323**
INVERSIÓN DIRECTA	**944.137**	**1.518.045**	**2.178.376**	**1.922.235**	**2.454.186**
FORMACIÓN BRUTA DE CAPITAL FIJO	878.964	1.217.041	2.128.208	1.847.357	2.394.526
TIERRAS,TERRENOS Y OTROS ACTIVOS	23.271	181.306	5.145	14.649	190
BIENES INTANGIBLES	41.902	119.698	45.023	60.229	59.470
TRANSFERENCIA Y DONACIONES DE CAPITAL	**11.393.129**	**19.256.096**	**26.186.329**	**33.547.621**	**48.040.206**
AL SECTOR PRIVADO	16.782	0	44.742	58.333	35.761
AL SECTOR PUBLICO	11.376.347	19.256.096	26.092.166	33.489.256	48.004.445
AL SECTOR EXTERNO	0	0	49.421	32	0
INVERSIÓN FINANCIERA	**238.042**	**1.012.721**	**1.305.589**	**1.956.157**	**1.572.931**
APORTES EN ACCIONES Y PARTIC. DE CAPITAL	238.042	1.012.721	1.305.589	1.956.157	1.572.931
CONCESIÓN DE PRÉSTAMOS	0	0	0	0	0
APLICACIONES FINANCIERAS	**5.571.107**	**5.417.555**	**12.231.472**	**5.359.798**	**5.969.857**
INCREMENTO DE ACTIVOS FINANCIEROS	**0**	**0**	**0**	**0**	**0**
AMORTIZACIÓN DE PRÉSTAMOS	**4.651.086**	**4.937.189**	**7.352.964**	**5.057.986**	**5.441.214**
SERVICIO DEUDA PÚBLICA POR OBLIGACIONES DE EJERCICIOS ANTERIORES	**11.168**	**0**	**4.889**	**0**	**139.362**
DISMINUCIÓN DE OTROS PASIVOS FINANCIEROS	**908.853**	**480.366**	**4.873.619**	**301.812**	**389.281**

Fuente: Onapre

Notas:

a/ Estimación al 31/12/2008

Los valores monetarios para los años 2004-2007, se expresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

Cuadro 6.16

Clasificación Económica del Gasto

Proyecto de Ley Presupuesto 2009

(En Bolívares)

DENOMINACIÓN	MONTO
TOTAL GASTOS	**167.474.173.604**
GASTOS CORRIENTES	**127.657.333.444**
GASTOS DE CONSUMO	**44.945.588.346**
REMUNERACIONES	37.626.821.987
COMPRA DE BIENES Y SERVICIOS	6.584.586.545
IMPUESTOS INDIRECTOS	557.664.746
DESCUENTOS, BONIFICACIONES Y DEVOLUCIONES	176.515.068
GASTOS DE LA PROPIEDAD	**10.090.832.152**
INTERESES	10.076.644.838
ALQUILERES DE TIERRAS Y TERRENOS	11.057
DERECHOS SOBRE BIENES INTANGIBLES	14.176.257
TRANSFERENCIAS Y DONACIONES CORRIENTES	**71.068.740.919**
AL SECTOR PRIVADO	7.871.704.936
TRANSFERENCIAS AL SECTOR PRIVADO	7.685.530.189
DONACIONES AL SECTOR PRIVADO	186.174.747
AL SECTOR PÚBLICO	63.117.731.676
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	42.604.829.979
APORTES Y ASIGNACIONES A ESTADOS	17.004.527.769
APORTES Y ASIGNACIONES A MUNICIPIOS	3.123.894.752
OTRAS TRANSFERENCIAS Y DONACIONES	384.479.177
AL SECTOR EXTERNO	79.304.307
TRANSFERENCIAS AL SECTOR EXTERNO	73.232.349
DONACIONES AL SECTOR EXTERNO	6.071.958
RECTIFICACIONES AL PRESUPUESTO	**1.551.450.325**
OTROS GASTOS CORIENTES	**721.702**
GASTOS DE CAPITAL E INVERSIÓN FINANCIERA	**34.800.775.963**
INVERSIÓN DIRECTA	**1.459.328.464**
FORMACIÓN BRUTA DE CAPITAL FIJO	1.418.819.345
TIERRAS Y TERRENOS	2.551.316
BIENES INTANGIBLES	37.957.803
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**33.245.925.726**
AL SECTOR PRIVADO	72.836.895
TRANSFERENCIAS AL SECTOR PRIVADO	72.836.895
DONACIONES AL SECTOR PRIVADO	0
AL SECTOR PÚBLICO	33.173.088.831
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	7.008.099.733
APORTES Y ASIGNACIONES A ESTADOS	19.755.868.127
APORTES Y ASIGNACIONES A MUNICIPIOS	4.480.567.047
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C.	1.505.401.140
DONACIONES AL SECTOR PÚBLICO	0
OTRAS TRANSFERENCIAS Y DONACIONES	423.152.785
AL SECTOR EXTERNO	0
TRANSFERENCIAS AL SECTOR EXTERNO	0
DONACIONES AL SECTOR EXTERNO	0
INVERSIÓN FINANCIERA	**95.521.773**
APORTES EN ACCIOES Y PARTICIP. DE CAPITAL	95.521.773
CONCESIÓN DE PRÉSTAMOS	0
APLICACIONES FINANCIERAS	**5.016.064.197**
INCREMENTO DE ACTIVOS FINANCIEROS	0
AMORTIZACIÓN DE PRÉSTAMOS	4.942.347.770
SERVICIO DEUDA PÚBLICA POR OBLIGACIONES DE EJERCICIOS ANTERIORES	0
DISMINUCIÓN DE OTROS PASIVOS FINANCIEROS	73.716.427

Fuente: Onapre

Cuadro 6.17

Clasificación Económica del Gasto por Fuentes de Financiamiento

Proyecto de Ley Presupuesto 2009

(En Bolívares)

DENOMINACIÓN	ORDINARIOS	PROYECTOS POR ENDEUDAMIENTO	DEUDA PÚBLICA	OTRAS FUENTES	TOTAL
TOTAL GASTOS	**155.145.032.468**	**4.602.562.674**	**7.640.495.969**	**86.082.493**	**167.474.173.604**
GASTOS CORRIENTES	**124.741.130.284**	**171.201.761**	**2.698.148.199**	**46.853.200**	**127.657.333.444**
GASTOS DE CONSUMO	**44.589.107.636**	**161.543.592**	**169.604.541**	**25.332.577**	**44.945.588.346**
REMUNERACIONES	37.626.821.987	0	0	0	37.626.821.987
COMPRA DE BIENES Y SERVICIOS	6.289.645.779	152.359.811	117.248.379	25.332.577	6.584.586.545
IMPUESTOS INDIRECTOS	548.480.965	9.183.781	0	0	557.664.746
DESCUENTOS, BONIFICACIONES Y DEVOLUCIONES	124.158.906	0	52.356.162	0	176.515.068
GASTOS DE LA PROPIEDAD	**7.562.106.491**	**182.003**	**2.528.543.658**	**0**	**10.090.832.152**
INTERESES	7.548.101.180	0	2.528.543.658	0	10.076.644.838
ALQUILERES DE TIERRAS Y TERRENOS	11.057	0	0	0	11.057
DERECHOS SOBRE BIENES INTANGIBLES	13.994.254	182.003	0	0	14.176.257
TRANSFERENCIAS Y DONACIONES CORRIENTES	**71.037.744.130**	**9.476.166**	**0**	**21.520.623**	**71.068.740.919**
AL SECTOR PRIVADO	7.871.704.936	0	0	0	7.871.704.936
TRANSFERENCIAS AL SECTOR PRIVADO	7.685.530.189	0	0	0	7.685.530.189
DONACIONES AL SECTOR PRIVADO	186.174.747	0	0	0	186.174.747
AL SECTOR PÚBLICO	63.086.734.887	9.476.166	0	21.520.623	63.117.731.676
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	42.595.353.813	9.476.166	0	0	42.604.829.979
APORTES Y ASIGNACIONES A ESTADOS	17.004.527.769	0	0	0	17.004.527.769
APORTES Y ASIGNACIONES A MUNICIPIOS	3.123.894.752	0	0	0	3.123.894.752
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C.	0	0	0	0	
DONACIONES AL SECTOR PÚBLICO	0	0	0	0	0
OTRAS TRANSFERENCIAS Y DONACIONES	362.958.554	0	0	21.520.623	384.479.177
AL SECTOR EXTERNO	79.304.307	0	0	0	79.304.307
TRANSFERENCIAS AL SECTOR EXTERNO	73.232.349	0	0	0	73.232.349
DONACIONES AL SECTOR EXTERNO	6.071.958	0	0	0	6.071.958
RECTIFICACIONES AL PRESUPUESTO	**1.551.450.325**	**0**	**0**	**0**	**1.551.450.325**
RECTIFICACIONES AL PRESUPUESTO	1.551.450.325	0	0	0	1.551.450.325
OTROS GASTOS CORRIENTES	**721.702**	**0**	**0**	**0**	**721.702**
OTROS GASTOS CORRIENTES	721.702	0	0	0	721.702
GASTOS DE CAPITAL	**30.330.185.757**	**4.431.360.913**	**0**	**39.229.293**	**34.800.775.963**
INVERSIÓN DIRECTA	**1.384.725.356**	**74.110.937**	**0**	**492.171**	**1.459.328.464**
FORMACIÓN BRUTA DE CAPITAL FIJO	1.344.869.817	73.457.357	0	492.171	1.418.819.345
TIERRAS Y TERRENOS	2.551.316	0	0	0	2.551.316
BIENES INTANGIBLES	37.304.223	653.580	0	0	37.957.803
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**28.849.938.628**	**4.357.249.976**	**0**	**38.737.122**	**33.245.925.726**
AL SECTOR PRIVADO	72.836.895	0	0	0	72.836.895
TRANSFERENCIAS AL SECTOR PRIVADO	72.836.895	0	0	0	72.836.895
DONACIONES AL SECTOR PRIVADO	0	0	0	0	0
AL SECTOR PÚBLICO	28.777.101.733	4.357.249.976	0	38.737.122	33.173.088.831
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	2.650.849.757	4.357.249.976	0	0	7.008.099.733
APORTES Y ASIGNACIONES A ESTADOS	19.755.868.127	0	0	0	19.755.868.127
APORTES Y ASIGNACIONES A MUNICIPIOS	4.480.567.047	0	0	0	4.480.567.047
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C.	1.505.401.140	0	0	0	1.505.401.140
DONACIONES AL SECTOR PÚBLICO	0	0	0	0	0
OTRAS TRANSFERENCIAS Y DONACIONES	384.415.663	0	0	38.737.122	423.152.785
AL SECTOR EXTERNO	0	0	0	0	0
TRANSFERENCIAS AL SECTOR EXTERNO	0	0	0	0	0
DONACIONES AL SECTOR EXTERNO	0	0	0	0	0
INVERSIÓN FINANCIERA	**95.521.773**	**0**	**0**	**0**	**95.521.773**
APORTES EN ACCIOES Y PARTICIP. DE CAPITAL	95.521.773	0	0	0	95.521.773
CONCESIÓN DE PRÉSTAMOS	0	0	0	0	0
APLICACIONES FINANCIERAS	**73.716.427**	**0**	**4.942.347.770**	**0**	**5.016.064.197**
INCREMENTO DE ACTIVOS FINANCIEROS	0	0	0	0	0
AMORTIZACIÓN DE PRÉSTAMOS	0	0	4.942.347.770	0	4.942.347.770
SERVICIO DEUDA PÚBLICA POR OBLIGACIONES DE EJERCICIOS ANTI	0	0	0	0	0
DISMINUCIÓN DE OTROS PASIVOS FINANCIEROS	73.716.427	0	0	0	73.716.427

Fuente: Onapre

Cuadro 6.18

Clasificación Económica del Gasto por Acciones Centralizadas y por Proyectos

Proyecto de Ley Presupuesto 2009

(En Bolivares)

DENOMINACIÓN	ACCIONES CENTRALIZADAS	PROYECTOS	RECTIFICACIONES	TOTAL
TOTAL GASTOS	**98.140.644.476**	**67.782.078.803**	**1.551.450.325**	**167.474.173.604**
GASTOS CORRIENTES	**66.661.194.464**	**59.444.688.655**	**1.551.450.325**	**127.657.333.444**
GASTOS DE CONSUMO	**19.461.205.959**	**25.484.382.387**	**0**	**44.945.588.346**
REMUNERACIONES	16.767.948.220	20.858.873.767	0	37.626.821.987
COMPRA DE BIENES Y SERVICIOS	2.300.019.123	4.284.567.422	0	6.584.586.545
IMPUESTOS INDIRECTOS	216.723.548	340.941.198	0	557.664.746
DESCUENTOS, BONIFICACIONES Y DEVOLUCIONES	176.515.068	0	0	176.515.068
GASTOS DE LA PROPIEDAD	**10.087.595.092**	**3.237.060**	**0**	**10.090.832.152**
INTERESES	10.076.644.838	0	0	10.076.644.838
ALQUILERES DE TIERRAS Y TERRENOS	0	11.057	0	11.057
DERECHOS SOBRE BIENES INTANGIBLES	10.950.254	3.226.003	0	14.176.257
TRANSFERENCIAS Y DONACIONES CORRIENTES	**37.111.675.914**	**33.957.065.005**	**0**	**71.068.740.919**
AL SECTOR PRIVADO	7.370.661.102	501.043.834	0	7.871.704.936
TRANSFERENCIAS AL SECTOR PRIVADO	7.309.098.336	376.431.853	0	7.685.530.189
DONACIONES AL SECTOR PRIVADO	61.562.766	124.611.981	0	186.174.747
AL SECTOR PÚBLICO	29.733.735.039	33.383.996.637	0	63.117.731.676
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	12.562.711.958	30.042.118.021	0	42.604.829.979
APORTES Y ASIGNACIONES A ESTADOS	13.662.649.153	3.341.878.616	0	17.004.527.769
APORTES Y ASIGNACIONES A MUNICIPIOS	3.123.894.752	0	0	3.123.894.752
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C.	0	0	0	0
DONACIONES AL SECTOR PÚBLICO	0	0	0	
OTRAS TRANSFERENCIAS Y DONACIONES	384.479.177	0	0	384.479.177
AL SECTOR EXTERNO	7.279.773	72.024.534	0	79.304.307
TRANSFERENCIAS AL SECTOR EXTERNO	5.717.773	67.514.576	0	73.232.349
DONACIONES AL SECTOR EXTERNO	1.562.000	4.509.958	0	6.071.958
RECTIFICACIONES AL PRESUPUESTO	**0**	**0**	**1.551.450.325**	**1.551.450.325**
RECTIFICACIONES AL PRESUPUESTO	0	0	1.551.450.325	1.551.450.325
OTROS GASTOS CORRIENTES	**717.499**	**4.203**	**0**	**721.702**
OTROS GASTOS CORRIENTES	717.499	4.203	0	721.702
GASTOS DE CAPITAL	**26.468.569.430**	**8.332.206.533**	**0**	**34.800.775.963**
INVERSIÓN DIRECTA	**263.638.903**	**1.195.689.561**	**0**	**1.459.328.464**
FORMACIÓN BRUTA DE CAPITAL FIJO	251.594.532	1.167.224.813	0	1.418.819.345
TIERRAS Y TERRENOS	300.000	2.251.316	0	2.551.316
BIENES INTANGIBLES	11.744.371	26.213.432	0	37.957.803
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**26.159.408.754**	**7.086.516.972**	**0**	**33.245.925.726**
AL SECTOR PRIVADO	0	72.836.895	0	72.836.895
TRANSFERENCIAS AL SECTOR PRIVADO	0	72.836.895	0	72.836.895
DONACIONES AL SECTOR PRIVADO	0	0	0	0
AL SECTOR PÚBLICO	26.159.408.754	7.013.680.077	0	33.173.088.831
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	23.749.656	6.984.350.077	0	7.008.099.733
APORTES Y ASIGNACIONES A ESTADOS	19.755.868.127	0	0	19.755.868.127
APORTES Y ASIGNACIONES A MUNICIPIOS	4.480.567.047	0	0	4.480.567.047
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C.	1.476.071.140	29.330.000	0	1.505.401.140
DONACIONES AL SECTOR PÚBLICO	0	0	0	
OTRAS TRANSFERENCIAS Y DONACIONES	423.152.785	0	0	423.152.785
AL SECTOR EXTERNO	0	0	0	0
TRANSFERENCIAS AL SECTOR EXTERNO	0	0	0	0
DONACIONES AL SECTOR EXTERNO	0	0	0	0
INVERSIÓN FINANCIERA	**45.521.773**	**50.000.000**	**0**	**95.521.773**
APORTES EN ACCIOES Y PARTICIP. DE CAPITAL	45.521.773	50.000.000	0	95.521.773
CONCESIÓN DE PRÉSTAMOS	0	0	0	0
APLICACIONES FINANCIERAS	**5.010.880.582**	**5.183.615**	**0**	**5.016.064.197**
INCREMENTO DE ACTIVOS FINANCIEROS	0	0	0	0
AMORTIZACIÓN DE PRÉSTAMOS	4.942.347.770	0	0	4.942.347.770
SERVICIO DEUDA PÚBLICA POR OBLIGACIONES DE EJERCICIOS ANTERIORES	0	0	0	0
DISMINUCIÓN DE OTROS PASIVOS FINANCIEROS	68.532.812	5.183.615	0	73.716.427

Fuente: Onapre

Cuadro 6.19-1
Clasificación Económica - Institucional del Gasto
Proyecto de Ley de Presupuesto 2009
(En Bolívares)

DENOMINACIÓN	ASAMBLEA NACIONAL	CONTRALORÍA GENERAL DE LA REPÚBLICA	CONSEJO NACIONAL ELECTORAL	MIN. P.P. PARA RELACIONES EXTERIORES	MIN. P.P. PARA ECONOMÍA Y FINANZAS	MIN. P.P. PARA LA DEFENSA	MIN. P.P. PARA LA EDUCACIÓN	MIN. P.P. PARA EL TRABAJO Y SEGURIDAD SOCIAL	MIN. P.P. PARA EL AMBIENTE	TRIBUNAL SUPREMO DE JUSTICIA
TOTAL GASTOS	859.499.674	174.503.690	1.320.269.073	1.092.200.250	20.670.237.515	8.978.331.046	25.060.932.727	12.191.311.499	1.631.097.709	4.381.180.100
GASTOS CORRIENTES	741.250.919	171.512.997	1.195.635.337	1.054.121.876	15.181.550.459	8.967.604.725	25.045.470.201	12.170.282.267	797.866.032	4.182.580.339
GASTOS DE CONSUMO	552.019.136	102.682.854	1.043.533.888	927.356.567	1.475.870.983	7.660.927.473	18.780.438.288	341.282.871	558.974.795	3.317.291.289
REMUNERACIONES	491.507.763	85.806.451	511.306.129	674.795.611	656.748.342	6.195.981.178	17.562.302.544	256.391.359	501.506.840	3.062.132.469
COMPRA DE BIENES Y SERVICIOS	51.491.683	15.112.926	475.595.822	241.801.095	630.349.594	1.370.250.904	1.146.111.317	76.216.828	42.529.559	215.017.809
IMPUESTOS INDIRECTOS	9.019.690	1.763.477	56.631.857	10.759.861	12.257.979	94.695.391	72.024.427	8.673.884	14.938.396	40.141.011
DESCUENTOS, BONIFICACIONES Y DEVOLUCIONES	0	0	0	0	176.515.068	0	0	0	0	0
GASTOS DE LA PROPIEDAD	0	4.000	31.237	7.164	10.077.799.842	75.680	9.360.000	0	490.006	0
INTERESES	0	0	0	0	10.076.644.838	0	0	0	0	0
ALQUILERES DE TIERRAS Y TERRENOS	0	0	0	5.297	0	0	0	0	0	0
DERECHOS SOBRE BIENES INTANGIBLES	0	4.000	31.237	1.867	1.155.004	75.680	9.360.000	0	490.006	0
TRANSFERENCIAS Y DONACIONES CORRIENTES	189.231.783	68.826.143	152.070.292	126.758.145	3.627.179.634	1.306.601.572	6.255.671.913	11.828.984.994	238.308.731	865.289.050
AL SECTOR PRIVADO	111.905.988	67.509.827	146.070.292	90.621.861	170.299.082	87.729.540	4.326.666.494	19.074.271	68.709.731	864.234.816
TRANSFERENCIAS AL SECTOR PRIVADO	108.905.988	67.509.827	144.871.775	86.953.795	169.869.082	87.729.540	4.326.606.494	18.074.254	68.709.731	863.734.816
DONACIONES AL SECTOR PRIVADO	3.000.000	0	1.198.517	3.668.066	430.000	0	60.000	1.000.017	0	500.000
AL SECTOR PÚBLICO	39.764.240	1.263.295	6.000.000	4.578.619	3.455.368.552	1.218.814.382	1.927.835.313	11.809.910.723	169.599.000	1.054.234
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	39.764.240	1.263.295	0	4.578.619	2.925.589.993	1.218.814.382	1.917.835.313	11.809.910.723	169.599.000	1.054.234
APORTES Y ASIGNACIONES A ESTADOS	0	0	0	0	151.299.382	0	0	0	0	0
APORTES Y ASIGNACIONES A MUNICIPIOS	0	0	0	0	0	0	10.000.000	0	0	0
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C	0	0	0	0	0	0	0	0	0	0
DONACIONES AL SECTOR PÚBLICO	0	0	0	0	0	0	0	0	0	0
OTRAS TRANSFERENCIAS Y DONACIONES	0	0	6.000.000	0	378.479.177	0	0	0	0	0
AL SECTOR EXTERNO	37.561.555	53.021	0	31.557.665	1.512.000	57.650	1.170.106	0	90.000	0
TRANSFERENCIAS AL SECTOR EXTERNO	37.561.555	53.021	0	30.000.000	12.000	57.650	1.170.106	0	90.000	0
DONACIONES AL SECTOR EXTERNO	0	0	0	1.557.665	1.500.000	0	0	0	0	0
RECTIFICACIONES AL PRESUPUESTO	0	0	0	0	0	0	0	0	0	0
RECTIFICACIONES AL PRESUPUESTO	0	0	0	0	0	0	0	0	0	0
OTROS GASTOS CORRIENTES	0	0	0	0	700.000	0	0	15.202	2.500	0
OTROS GASTOS CORRIENTES	0	0	0	0	700.000	0	0	15.202	2.500	0
GASTOS DE CAPITAL	115.248.755	2.890.693	124.633.736	35.917.849	539.526.876	0	15.262.526	20.195.002	830.731.677	193.683.039
INVERSIÓN DIRECTA	42.448.306	2.890.693	99.405.576	35.917.849	27.471.146	0	15.262.526	20.195.002	80.321.706	193.683.039
FORMACIÓN BRUTA DE CAPITAL FIJO	41.636.435	1.484.229	85.857.809	35.390.472	23.773.027	0	15.262.526	20.040.884	80.321.706	190.293.757
TIERRAS Y TERRENOS	0	0	0	0	0	0	0	0	0	1.725.000
BIENES INTANGIBLES	811.871	1.406.464	13.547.767	527.377	3.698.119	0	0	154.118	0	1.664.282
TRANSFERENCIAS Y DONACIONES DE CAPITAL	72.800.449	0	0	0	491.762.117	0	0	0	750.409.971	0
AL SECTOR PRIVADO	72.800.449	0	0	0	0	0	0	0	0	0
TRANSFERENCIAS AL SECTOR PRIVADO	72.800.449	0	0	0	0	0	0	0	0	0
DONACIONES AL SECTOR PRIVADO	0	0	0	0	0	0	0	0	0	0
AL SECTOR PÚBLICO	0	0	0	0	491.762.117	0	0	0	750.409.971	0
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	0	0	0	0	6.003.834	0	0	0	750.409.971	0
APORTES Y ASIGNACIONES A ESTADOS	0	0	0	0	62.605.498	0	0	0	0	0
APORTES Y ASIGNACIONES A MUNICIPIOS	0	0	0	0	0	0	0	0	0	0
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C	0	0	0	0	0	0	0	0	0	0
DONACIONES AL SECTOR PÚBLICO	0	0	0	0	0	0	0	0	0	0
OTRAS TRANSFERENCIAS Y DONACIONES	0	0	0	0	423.152.785	0	0	0	0	0
AL SECTOR EXTERNO	0	0	0	0	0	0	0	0	0	0
TRANSFERENCIAS AL SECTOR EXTERNO	0	0	0	0	0	0	0	0	0	0
DONACIONES AL SECTOR EXTERNO	0	0	0	0	0	0	0	0	0	0
INVERSIÓN FINANCIERA	0	0	25.228.160	0	20.293.613	0	0	0	0	0
APORTES EN ACCIONES Y PARTICIP. DE CAPITAL	0	0	25.228.160	0	20.293.613	0	0	0	0	0
CONCESIÓN DE PRÉSTAMOS	0	0	0	0	0	0	0	0	0	0
APLICACIONES FINANCIERAS	3.000.000	100.000	0	2.160.525	4.949.160.180	10.726.321	200.000	834.230	2.500.000	4.916.722
INCREMENTO DE ACTIVOS FINANCIEROS	0	0	0	0	0	0	0	0	0	0
AMORTIZACIÓN DE PRÉSTAMOS	0	0	0	0	4.942.347.770	0	0	0	0	0
SERV. DEUDA PÚB. POR OBLIG. DE EJERCICIOS ANTERIORES	0	0	0	0	0	0	0	0	0	0
DISMINUCIÓN DE OTROS PASIVOS FINANCIEROS	3.000.000	100.000	0	2.160.525	6.812.410	10.726.321	200.000	834.230	2.500.000	4.916.722

Fuente: Onapre

Cuadro 6.19-2
Clasificación Económica - Institucional del Gasto
Proyecto de Ley de Presupuesto 2009
(En Bolívares)

DENOMINACIÓN	MINISTERIO PÚBLICO	PROCURADURÍA GENERAL DE LA REPÚBLICA	MIN. P.P. PARA RELACIONES INTERIORES Y JUSTICIA	MIN. P.P. PARA LA INFRAESTRUCTURA	MIN. P.P. PARA LA PLANIFICACIÓN Y DESARROLLO	MIN. P.P. PARA LA CIENCIA Y TECNOLOGÍA	DEFENSORÍA DEL PUEBLO	VICEPRESIDENCIA DE LA REPÚBLICA	MIN. P.P. PARA LA AGRICULTURA Y TIERRAS	MIN. P.P. PARA LA EDUCACIÓN SUPERIOR
TOTAL GASTOS	**1.081.873.217**	**90.560.677**	**36.946.733.990**	**4.569.245.360**	**5.670.465.109**	**757.766.166**	**78.998.200**	**176.618.600**	**2.335.020.443**	**11.207.034.644**
GASTOS CORRIENTES	**1.004.988.571**	**84.742.977**	**17.808.077.664**	**3.201.903.227**	**383.489.014**	**735.403.626**	**76.798.200**	**140.810.980**	**1.756.740.217**	**11.171.247.465**
GASTOS DE CONSUMO	**908.415.165**	**78.140.329**	**2.055.335.966**	**631.281.464**	**181.067.246**	**115.449.752**	**75.333.800**	**63.969.957**	**588.058.318**	**286.222.726**
REMUNERACIONES	842.684.502	67.599.265	1.751.625.097	550.721.637	70.245.076	81.857.164	61.758.800	46.003.201	468.917.648	162.616.172
COMPRA DE BIENES Y SERVICIOS	54.498.530	9.135.954	284.127.191	63.856.837	99.193.023	30.386.495	11.599.000	14.316.057	99.898.075	111.124.656
IMPUESTOS INDIRECTOS	11.232.133	1.405.110	19.583.678	16.702.990	11.629.147	3.206.093	1.976.000	3.650.699	19.242.595	12.481.898
DESCUENTOS, BONIFICACIONES Y DEVOLUCIONES	0	0	0	0	0	0	0	0	0	0
GASTOS DE LA PROPIEDAD	**0**	**0**	**15.000**	**5.760**	**0**	**200.000**	**325.000**	**0**	**800.000**	**1.000.000**
INTERESES	0	0	0	0	0	0	0	0	0	0
ALQUILERES DE TIERRAS Y TERRENOS	0	0	0	5.760	0	0	0	0	0	0
DERECHOS SOBRE BIENES INTANGIBLES	0	0	15.000	0	0	200.000	325.000	0	800.000	1.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	**96.573.406**	**6.602.648**	**15.752.726.698**	**2.570.616.003**	**202.421.768**	**619.753.874**	**1.139.400**	**76.841.023**	**1.167.881.899**	**10.884.024.739**
AL SECTOR PRIVADO	96.561.406	6.102.648	115.293.097	381.649.103	12.138.870	893.100	439.400	620.833	162.391.434	45.692.720
TRANSFERENCIAS AL SECTOR PRIVADO	96.203.906	6.032.648	114.504.531	379.854.795	11.638.870	843.100	239.400	120.833	160.891.434	37.361.783
DONACIONES AL SECTOR PRIVADO	357.500	70.000	788.566	1.794.308	500.000	50.000	200.000	500.000	1.500.000	8.330.937
AL SECTOR PUBLICO	0	500.000	15.637.233.601	2.188.966.900	190.282.898	618.384.701	700.000	76.220.190	1.005.490.465	10.835.935.372
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	0	500.000	117.730.354	2.188.966.900	190.282.898	618.384.701	700.000	76.220.190	1.005.490.465	10.835.935.372
APORTES Y ASIGNACIONES A ESTADOS	0	0	12.416.602.598	0	0	0	0	0	0	0
APORTES Y ASIGNACIONES A MUNICIPIOS	0	0	3.102.900.650	0	0	0	0	0	0	0
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C	0	0	0	0	0	0	0	0	0	0
DONACIONES AL SECTOR PÚBLICO	0	0	0	0	0	0	0	0	0	0
OTRAS TRANSFERENCIAS Y DONACIONES	0	0	0	0	0	0	0	0	0	0
AL SECTOR EXTERNO	12.000	0	200.000	0	0	476.073	0	0	0	2.396.647
TRANSFERENCIAS AL SECTOR EXTERNO	0	0	200.000	0	0	476.073	0	0	0	2.396.647
DONACIONES AL SECTOR EXTERNO	12.000	0	0	0	0	0	0	0	0	0
RECTIFICACIONES AL PRESUPUESTO	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
RECTIFICACIONES AL PRESUPUESTO	0	0	0	0	0	0	0	0	0	0
OTROS GASTOS CORRIENTES	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS GASTOS CORRIENTES	0	0	0	0	0	0	0	0	0	0
GASTOS DE CAPITAL	**76.328.498**	**5.717.700**	**19.136.702.555**	**1.367.342.133**	**5.286.227.991**	**22.062.540**	**2.000.000**	**35.772.620**	**567.700.382**	**35.787.179**
INVERSIÓN DIRECTA	**76.328.498**	**5.717.700**	**70.920.277**	**213.748.591**	**25.770.453**	**7.442.624**	**2.000.000**	**35.772.620**	**84.482.608**	**35.787.179**
FORMACIÓN BRUTA DE CAPITAL FIJO	75.756.998	5.627.700	69.806.697	212.803.013	24.790.221	7.442.624	2.000.000	35.770.428	83.906.292	33.364.685
TIERRAS Y TERRENOS	0	0	0	300.000	0	0	0	0	526.316	0
BIENES INTANGIBLES	571.500	90.000	1.113.580	645.578	980.232	0	0	2.192	50.000	2.422.494
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**0**	**0**	**19.065.782.278**	**1.153.593.542**	**5.260.457.538**	**14.619.916**	**0**	**0**	**483.217.774**	**0**
AL SECTOR PRIVADO	0	0	0	36.446	0	0	0	0	0	0
TRANSFERENCIAS AL SECTOR PRIVADO	0	0	0	36.446	0	0	0	0	0	0
DONACIONES AL SECTOR PRIVADO	0	0	0	0	0	0	0	0	0	0
AL SECTOR PÚBLICO	0	0	19.065.782.278	1.153.557.096	5.260.457.538	14.619.916	0	0	483.217.774	0
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	0	0	129.718.537	1.153.557.096	22.691.604	14.619.916	0	0	483.217.774	0
APORTES Y ASIGNACIONES A ESTADOS	0	0	14.455.496.695	0	5.237.765.934	0	0	0	0	0
APORTES Y ASIGNACIONES A MUNICIPIOS	0	0	4.480.567.047	0	0	0	0	0	0	0
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C	0	0	0	0	0	0	0	0	0	0
DONACIONES AL SECTOR PÚBLICO	0	0	0	0	0	0	0	0	0	0
OTRAS TRANSFERENCIAS Y DONACIONES	0	0	0	0	0	0	0	0	0	0
AL SECTOR EXTERNO	0	0	0	0	0	0	0	0	0	0
TRANSFERENCIAS AL SECTOR EXTERNO	0	0	0	0	0	0	0	0	0	0
DONACIONES AL SECTOR EXTERNO	0	0	0	0	0	0	0	0	0	0
INVERSIÓN FINANCIERA	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
APORTES EN ACCIOES Y PARTICIP. DE CAPITAL	0	0	0	0	0	0	0	0	0	0
CONCESIÓN DE PRÉSTAMOS	0	0	0	0	0	0	0	0	0	0
APLICACIONES FINANCIERAS	**556.148**	**100.000**	**1.953.771**	**0**	**748.104**	**300.000**	**200.000**	**35.000**	**10.579.844**	**0**
INCREMENTO DE ACTIVOS FINANCIEROS	0	0	0	0	0	0	0	0	0	0
AMORTIZACIÓN DE PRÉSTAMOS	0	0	0	0	0	0	0	0	0	0
SERV. DEUDA PÚB. POR OBLIG. DE EJERCICIOS ANTERIORES	0	0	0	0	0	0	0	0	0	0
DISMINUCIÓN DE OTROS PASIVOS FINANCIEROS	556.148	100.000	1.953.771	0	748.104	300.000	200.000	35.000	10.579.844	0

Fuente: Onapre

Cuadro 6.19-3
Clasificación Económica - Institucional del Gasto
Proyecto de Ley de Presupuesto 2009
(En Bolívares)

DENOMINACIÓN	MIN. P.P. PARA LA COMUNICACIÓN Y LA INFORMACIÓN	MIN. P.P. DEL DESPACHO DE LA PRESIDENCIA	CONSEJO MORAL REPUBLICANO	SUPERINTENDENCIA DE AUDITORÍA INTERNA	MIN. P.P. PARA LA ECONOMÍA COMUNAL	MIN. P.P. PARA LA ALIMENTACIÓN	MIN. P.P. PARA LAS INDUSTRIAS LIGERAS Y COMERCIO	MIN. P.P. PARA LAS INDUSTRIAS BÁSICAS Y MINERÍA	MIN. P.P. PARA EL TURISMO	MIN. P.P. PARA LA ENERGÍA Y PETRÓLEO
TOTAL GASTOS	**359.279.932**	**449.774.622**	**4.375.600**	**20.910.200**	**808.358.624**	**3.038.469.992**	**273.018.985**	**106.161.163**	**134.263.536**	**2.562.649.488**
GASTOS CORRIENTES	**350.848.471**	**441.076.938**	**4.249.600**	**20.552.783**	**568.519.995**	**2.809.123.885**	**267.400.493**	**105.118.120**	**115.569.555**	**274.962.988**
GASTOS DE CONSUMO	**202.768.434**	**320.494.249**	**4.249.600**	**20.202.950**	**234.821.562**	**176.943.743**	**199.792.646**	**82.614.520**	**88.556.812**	**186.187.446**
REMUNERACIONES	71.834.160	211.293.533	2.400.697	16.330.929	167.989.343	118.629.836	165.093.146	73.293.696	41.780.738	155.860.769
COMPRA DE BIENES Y SERVICIOS	115.531.550	101.179.600	1.639.800	3.462.175	54.101.433	51.025.460	31.330.679	8.573.146	41.550.637	26.493.323
IMPUESTOS INDIRECTOS	15.402.724	8.021.116	209.103	409.846	12.730.786	7.288.447	3.368.821	747.678	5.225.437	3.833.354
DESCUENTOS, BONIFICACIONES Y DEVOLUCIONES	0	0	0	0	0	0	0	0	0	0
GASTOS DE LA PROPIEDAD	**0**	**0**	**0**	**220.000**	**15.000**	**100.000**	**130.000**	**60.000**	**0**	**500**
INTERESES	0	0	0	0	0	0	0	0	0	0
ALQUILERES DE TIERRAS Y TERRENOS	0	0	0	0	0	0	0	0	0	0
DERECHOS SOBRE BIENES INTANGIBLES	0	0	0	220.000	15.000	100.000	130.000	60.000	0	500
TRANSFERENCIAS Y DONACIONES CORRIENTES	**148.080.037**	**120.582.689**	**0**	**129.833**	**333.683.433**	**2.632.080.142**	**67.477.847**	**22.443.600**	**27.012.743**	**88.775.042**
AL SECTOR PRIVADO	1.218.723	107.582.689	0	129.833	10.480.372	1.755.482	30.539.284	350.000	5.094.743	32.578.715
TRANSFERENCIAS AL SECTOR PRIVADO	73.723	38.303.788	0	129.833	530.372	631.282	30.539.284	350.000	4.294.743	32.578.715
DONACIONES AL SECTOR PRIVADO	1.145.000	69.278.901	0	0	9.950.000	1.124.200	0	0	800.000	0
AL SECTOR PÚBLICO	146.861.314	13.000.000	0	0	323.153.061	2.630.324.660	36.938.563	22.093.600	21.168.000	55.731.030
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	146.861.314	13.000.000	0	0	323.153.061	2.630.324.660	36.938.563	22.093.600	21.168.000	55.731.030
APORTES Y ASIGNACIONES A ESTADOS	0	0	0	0	0	0	0	0	0	0
APORTES Y ASIGNACIONES A MUNICIPIOS	0	0	0	0	0	0	0	0	0	0
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C	0	0	0	0	0	0	0	0	0	0
DONACIONES AL SECTOR PÚBLICO	0	0	0	0	0	0	0	0	0	0
OTRAS TRANSFERENCIAS Y DONACIONES	0	0	0	0	0	0	0	0	0	0
AL SECTOR EXTERNO	0	0	0	0	50.000	0	0	0	750.000	465.297
TRANSFERENCIAS AL SECTOR EXTERNO	0	0	0	0	0	0	0	0	750.000	465.297
DONACIONES AL SECTOR EXTERNO	0	0	0	0	50.000	0	0	0	0	0
RECTIFICACIONES AL PRESUPUESTO	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
RECTIFICACIONES AL PRESUPUESTO	0	0	0	0	0	0	0	0	0	0
OTROS GASTOS CORRIENTES	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS GASTOS CORRIENTES	0	0	0	0	0	0	0	0	0	0
GASTOS DE CAPITAL	**7.931.461**	**8.697.684**	**126.000**	**357.417**	**228.657.686**	**229.196.107**	**5.378.492**	**943.043**	**17.841.981**	**2.287.480.463**
INVERSIÓN DIRECTA	**7.931.461**	**8.697.684**	**126.000**	**357.417**	**79.541.509**	**28.896.057**	**5.378.492**	**943.043**	**17.841.981**	**8.490.393**
FORMACIÓN BRUTA DE CAPITAL FIJO	7.931.461	8.657.684	112.000	357.417	78.880.338	26.201.887	5.160.149	943.043	17.451.507	8.490.393
TIERRAS Y TERRENOS	0	0	0	0	0	0	0	0	0	0
BIENES INTANGIBLES	0	40.000	14.000	0	661.171	2.694.170	218.343	0	390.474	0
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**0**	**0**	**0**	**0**	**99.116.177**	**200.300.050**	**0**	**0**	**0**	**2.278.990.070**
AL SECTOR PRIVADO	0	0	0	0	0	0	0	0	0	0
TRANSFERENCIAS AL SECTOR PRIVADO	0	0	0	0	0	0	0	0	0	0
DONACIONES AL SECTOR PRIVADO	0	0	0	0	0	0	0	0	0	0
AL SECTOR PÚBLICO	0	0	0	0	99.116.177	200.300.050	0	0	0	2.278.990.070
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	0	0	0	0	99.116.177	200.300.050	0	0	0	2.278.990.070
APORTES Y ASIGNACIONES A ESTADOS	0	0	0	0	0	0	0	0	0	0
APORTES Y ASIGNACIONES A MUNICIPIOS	0	0	0	0	0	0	0	0	0	0
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C	0	0	0	0	0	0	0	0	0	0
DONACIONES AL SECTOR PÚBLICO	0	0	0	0	0	0	0	0	0	0
OTRAS TRANSFERENCIAS Y DONACIONES	0	0	0	0	0	0	0	0	0	0
AL SECTOR EXTERNO	0	0	0	0	0	0	0	0	0	0
TRANSFERENCIAS AL SECTOR EXTERNO	0	0	0	0	0	0	0	0	0	0
DONACIONES AL SECTOR EXTERNO	0	0	0	0	0	0	0	0	0	0
INVERSIÓN FINANCIERA	**0**	**0**	**0**	**0**	**50.000.000**	**0**	**0**	**0**	**0**	**0**
APORTES EN ACCIONES Y PARTICIP. DE CAPITAL	0	0	0	0	50.000.000	0	0	0	0	0
CONCESIÓN DE PRÉSTAMOS	0	0	0	0	0	0	0	0	0	0
APLICACIONES FINANCIERAS	**500.000**	**0**	**0**	**0**	**11.180.943**	**150.000**	**240.000**	**100.000**	**852.000**	**206.037**
INCREMENTO DE ACTIVOS FINANCIEROS	0	0	0	0	0	0	0	0	0	0
AMORTIZACIÓN DE PRÉSTAMOS	0	0	0	0	0	0	0	0	0	0
SERV. DEUDA PÚB. POR OBLIG. DE EJERCICIOS ANTERIORES	0	0	0	0	0	0	0	0	0	0
DISMINUCIÓN DE OTROS PASIVOS FINANCIEROS	500.000	0	0	0	11.180.943	150.000	240.000	100.000	852.000	206.037

Fuente: Onapre

Cuadro 6.19-4
Clasificación Económica - Institucional del Gasto
Proyecto de Ley de Presupuesto 2009
(En Bolívares)

DENOMINACIÓN	MIN. P.P. PARA LA CULTURA	MIN. P.P. PARA LA VIVIENDA Y HÁBITAT	MIN. P.P. PARA LA PARTICIPACIÓN Y PROTECCIÓN SOCIAL	MIN. P.P. PARA LA SALUD	MIN. P.P. PARA EL DEPORTE	MIN. P.P. PARA LAS TELECOMUNICACIONES Y LA INFORMÁTICA	MIN. P.P. PARA LOS PUEBLOS INDÍGENAS	RECTIFICACIONES	TOTAL
TOTAL GASTOS	**939.584.175**	**2.466.806.006**	**4.295.079.464**	**9.289.541.528**	**693.082.507**	**1.054.095.594**	**153.392.174**	**1.551.450.325**	**167.474.173.604**
GASTOS CORRIENTES	**905.149.397**	**757.789.469**	**2.708.825.247**	**9.148.926.165**	**684.487.154**	**992.035.669**	**79.170.097**	**1.551.450.325**	**127.657.333.444**
GASTOS DE CONSUMO	**215.549.367**	**342.682.571**	**271.671.227**	**2.500.410.739**	**214.538.530**	**86.083.085**	**54.368.878**	**0**	**44.945.588.346**
REMUNERACIONES	130.480.871	258.945.907	142.680.247	1.817.044.153	73.151.650	53.262.000	24.243.063	0	37.626.821.987
COMPRA DE BIENES Y SERVICIOS	73.164.784	79.296.556	115.741.105	655.943.444	131.066.302	29.367.284	22.505.913	0	6.584.586.545
IMPUESTOS INDIRECTOS	11.903.712	4.440.108	13.249.875	27.423.142	10.320.578	3.453.801	7.619.902	0	557.664.746
DESCUENTOS, BONIFICACIONES Y DEVOLUCIONES	0	0	0	0	0	0	0	0	176.515.068
GASTOS DE LA PROPIEDAD	**156.963**	**0**	**36.000**	**0**	**0**	**0**	**0**	**0**	**10.090.832.152**
INTERESES	0	0	0	0	0	0	0	0	10.076.644.838
ALQUILERES DE TIERRAS Y TERRENOS	0	0	0	0	0	0	0	0	11.057
DERECHOS SOBRE BIENES INTANGIBLES	156.963	0	36.000	0	0	0	0	0	14.176.257
TRANSFERENCIAS Y DONACIONES CORRIENTES	**689.443.067**	**415.106.898**	**2.437.114.020**	**6.648.515.426**	**469.948.624**	**905.952.584**	**24.801.219**	**0**	**71.068.740.919**
AL SECTOR PRIVADO	40.854.056	140.117.034	124.404.647	464.157.262	113.391.024	2.597.633	21.848.926	0	7.871.704.936
TRANSFERENCIAS AL SECTOR PRIVADO	26.420.919	139.146.829	97.627.506	461.157.262	103.089.331	0	0	0	7.685.530.189
DONACIONES AL SECTOR PRIVADO	14.433.137	970.205	26.777.141	3.000.000	10.301.693	2.597.633	21.848.926	0	186.174.747
AL SECTOR PÚBLICO	648.589.011	274.989.864	2.312.709.373	6.184.358.164	356.557.600	903.354.951	0	0	63.117.731.676
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	648.589.011	274.989.864	2.312.709.373	1.736.738.273	356.557.600	903.354.951	0	0	42.604.829.979
APORTES Y ASIGNACIONES A ESTADOS	0	0	0	4.436.625.789	0	0	0	0	17.004.527.769
APORTES Y ASIGNACIONES A MUNICIPIOS	0	0	0	10.994.102	0	0	0	0	3.123.894.752
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C	0	0	0	0	0	0	0	0	0
DONACIONES AL SECTOR PÚBLICO	0	0	0	0	0	0	0	0	0
OTRAS TRANSFERENCIAS Y DONACIONES	0	0	0	0	0	0	0	0	384.479.177
AL SECTOR EXTERNO	0	0	0	0	0	0	2.952.293	0	79.304.307
TRANSFERENCIAS AL SECTOR EXTERNO	0	0	0	0	0	0	0	0	73.232.349
DONACIONES AL SECTOR EXTERNO	0	0	0	0	0	0	2.952.293	0	6.071.958
RECTIFICACIONES AL PRESUPUESTO	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1.551.450.325**	**1.551.450.325**
RECTIFICACIONES AL PRESUPUESTO	0	0	0	0	0	0	0	1.551.450.325	1.551.450.325
OTROS GASTOS CORRIENTES	**0**	**0**	**4.000**	**0**	**0**	**0**	**0**	**0**	**721.702**
OTROS GASTOS CORRIENTES	0	0	4.000	0	0	0	0	0	721.702
GASTOS DE CAPITAL	**34.434.778**	**1.708.766.537**	**1.581.839.845**	**130.515.363**	**8.595.353**	**62.059.925**	**74.222.077**	**0**	**34.800.775.963**
INVERSIÓN DIRECTA	**34.434.778**	**27.690.209**	**17.361.369**	**82.788.423**	**8.595.353**	**9.795.825**	**44.892.077**	**0**	**1.459.328.464**
FORMACIÓN BRUTA DE CAPITAL FIJO	34.399.778	24.809.502	16.547.907	81.810.723	8.490.353	8.513.623	44.732.077	0	1.418.819.345
TIERRAS Y TERRENOS	0	0	0	0	0	0	0	0	2.551.316
BIENES INTANGIBLES	35.000	2.880.707	813.462	977.700	105.000	1.282.202	160.000	0	37.957.803
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**0**	**1.681.076.328**	**1.564.478.476**	**47.726.940**	**0**	**52.264.100**	**29.330.000**	**0**	**33.245.925.726**
AL SECTOR PRIVADO	0	0	0	0	0	0	0	0	72.836.895
TRANSFERENCIAS AL SECTOR PRIVADO	0	0	0	0	0	0	0	0	72.836.895
DONACIONES AL SECTOR PRIVADO	0	0	0	0	0	0	0	0	0
AL SECTOR PÚBLICO	0	1.681.076.328	1.564.478.476	47.726.940	0	52.264.100	29.330.000	0	33.173.088.831
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	0	1.681.076.328	88.407.336	47.726.940	0	52.264.100	0	0	7.008.099.733
APORTES Y ASIGNACIONES A ESTADOS	0	0	0	0	0	0	0	0	19.755.868.127
APORTES Y ASIGNACIONES A MUNICIPIOS	0	0	0	0	0	0	0	0	4.480.567.047
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C	0	0	1.476.071.140	0	0	0	29.330.000	0	1.505.401.140
DONACIONES AL SECTOR PÚBLICO	0	0	0	0	0	0	0	0	0
OTRAS TRANSFERENCIAS Y DONACIONES	0	0	0	0	0	0	0	0	423.152.785
AL SECTOR EXTERNO	0	0	0	0	0	0	0	0	0
TRANSFERENCIAS AL SECTOR EXTERNO	0	0	0	0	0	0	0	0	0
DONACIONES AL SECTOR EXTERNO	0	0	0	0	0	0	0	0	0
INVERSIÓN FINANCIERA	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**95.521.773**
APORTES EN ACCIOES Y PARTICIP. DE CAPITAL	0	0	0	0	0	0	0	0	95.521.773
CONCESIÓN DE PRÉSTAMOS	0	0	0	0	0	0	0	0	0
APLICACIONES FINANCIERAS	**0**	**250.000**	**4.414.372**	**10.100.000**	**0**	**0**	**0**	**0**	**5.016.064.197**
INCREMENTO DE ACTIVOS FINANCIEROS	0	0	0	0	0	0	0	0	
AMORTIZACIÓN DE PRÉSTAMOS	0	0	0	0	0	0	0	0	4.942.347.770
SERV. DEUDA PÚB. POR OBLIG. DE EJERCICIOS ANTERIORES	0	0	0	0	0	0	0	0	
DISMINUCIÓN DE OTROS PASIVOS FINANCIEROS	0	250.000	4.414.372	10.100.000	0	0	0	0	73.716.427

Fuente: Onapre

Cuadro 6.20
Clasificación Sectorial del Gasto
2004-2008
(Miles de Bolívares)

CONCEPTOS	2004	2005	2006	2007	2008 a/
T O T A L	**60.505.058**	**86.288.237**	**128.261.073**	**143.243.259**	**203.298.871**
DIRECCIÓN SUPERIOR	**2.639.969**	**3.327.655**	**4.780.945**	**4.910.614**	**6.659.170**
SEGURIDAD Y DEFENSA	**3.794.198**	**6.750.296**	**7.866.584**	**8.975.782**	**15.126.290**
DEFENSA NACIONAL	2.384.427	3.779.596	4.325.245	4.719.477	6.962.745
POLÍTICA, SEGURIDAD Y ORDEN PÚBLICO	325.312	1.002.413	971.957	1.231.918	1.939.393
ADMON. JUSTICIA Y MINISTERIO PÚBLICO	1.084.459	1.968.287	2.569.382	3.024.387	6.224.152
AGRÍCOLA	**788.779**	**1.811.893**	**2.367.948**	**3.756.143**	**6.573.683**
ENERGÍA, MINAS Y PETRÓLEO	**410.332**	**830.208**	**631.124**	**1.979.037**	**2.925.096**
ENERGÍA	208.362	709.174	482.059	1.793.678	2.631.003
MINAS	18.296	39.948	27.574	20.106	45.518
PETRÓLEO Y PETROQUÍMICA	183.674	81.086	121.491	165.253	248.575
INDUSTRIA Y COMERCIO	**1.002.245**	**1.510.901**	**5.783.701**	**8.628.358**	**8.549.699**
INDUSTRIA LIGERA		521.428	1.537.048	691.275	1.128.845
INDUSTRIA BÁSICA		94.236	22.660	37.185	47.448
COMERCIO		895.237	4.223.993	7.899.898	7.373.406
TURISMO Y RECREACIÓN	**44.678**	**626.526**	**273.697**	**154.638**	**428.790**
TRANSPORTE Y COMUNICACIONES	**2.489.728**	**4.259.064**	**5.664.239**	**5.019.662**	**6.111.152**
TRANSPORTE	2.347.594	4.111.838	5.476.742	3.197.538	5.541.599
COMUNICACIONES	142.134	147.226	187.497	1.822.124	569.553
EDUCACIÓN	**10.136.805**	**12.449.396**	**19.900.204**	**23.843.010**	**36.891.386**
INTEGRAL		6.960.259	11.251.383	14.085.247	23.807.929
SUPERIOR		5.489.137	8.648.821	9.757.763	13.083.457
CULTURA Y COMUNICACIÓN SOCIAL	**541.473**	**843.625**	**1.143.972**	**1.436.753**	**2.152.570**
CULTURA	370.364	485.852	789.939	1.024.272	1.342.203
COMUNICACIÓN SOCIAL	171.109	357.773	354.033	412.481	810.367
CIENCIA Y TECNOLOGÍA	**637.578**	**813.677**	**764.190**	**1.025.647**	**1.365.034**
VIVIENDA, DES. URBANOS Y SERV. CONEXOS	**1.292.506**	**4.052.638**	**6.121.888**	**3.214.182**	**3.615.402**
SALUD	**3.337.665**	**4.966.347**	**7.245.023**	**9.759.143**	**13.982.271**
DESARROLLO SOCIAL Y PARTICIPACIÓN	**2.529.887**	**2.794.604**	**4.236.165**	**6.152.789**	**8.735.730**
SEGURIDAD SOCIAL	**6.592.109**	**9.096.795**	**15.290.969**	**18.828.024**	**21.600.129**
GASTOS NO CLASIFICADOS SECTORIALMENTE	**24.267.106**	**32.154.612**	**46.190.424**	**45.559.477**	**68.582.469**
TRANSFERENCIAS EXTERNAS	39.348	98.194	168.766	63.241	141.486
SITUADO CONSTITUCIONAL	7.515.527	12.654.881	20.913.181	24.339.428	37.856.956
SERVICIO DE LA DEUDA PÚBLICA	13.273.819	13.993.522	15.927.447	12.752.102	16.071.828
SUBSIDIO DE CAPITALIDAD	19.000	30.000	35.000	65.000	70.000
APORTE A LA POLICIA METROPOLITANA	0	0	0	0	0
FIDES	1.356.765	1.979.626	3.975.220	4.714.870	4.384.477
OTRAS TRANSFERENCIAS A ENTIDADES FEDERALES	63.633	1.432.204	371.375	232.333	357.041
FONDO DE REEST. DE LOS ORG. DEL SECTOR PUBLICO	0	0	0	0	0
ASIGNACIONES ECONÓMICAS ESPECIALES	1.766.263	1.964.842	4.439.435	3.392.503	9.700.681
OTROS GASTOS NO CLASIFICADOS	232.751	0	360.000	0	0
RECTIFICACIONES AL PRESUPUESTO	0	1.343	0	0	0

Fuente: Onapre

Notas:

a Cifras estimadas al 31 12 2008

Los valores monetarios para los años 2004-2007, se expresan en escala monetaria vigente a partir del 01 01 2008 a objeto de mantener la uniformidad de la serie estadística.

Cuadro 6.21

Clasificación Sectorial del Gasto

Proyecto de Ley de Presupuesto 2009
(En Bolívares)

DENOMINACIÓN	MONTO
TOTAL GASTOS	**167.474.173.604**
DIRECCIÓN SUPERIOR DEL ESTADO	**5.680.330.590**
SEGURIDAD Y DEFENSA	**13.553.545.489**
DEFENSA NACIONAL	7.246.896.087
POLÍTICA, SEGURIDAD Y ORDEN PÚBLICO	1.447.223.109
ADMINISTRACIÓN DE JUSTICIA Y MINISTERIO PÚBLICO	4.859.426.293
AGRÍCOLA	**4.497.461.284**
ENERGÍA, MINAS Y PETRÓLEO	**2.558.346.666**
ENERGÍA	2.283.976.685
MINERÍA	40.735.007
PETRÓLEO Y PETROQUÍMICA	233.634.974
INDUSTRIA Y COMERCIO	**807.863.614**
INDUSTRIA LIGERA	448.971.179
INDUSTRIA BÁSICA	25.229.292
COMERCIO	333.663.143
TURISMO Y RECREACIÓN	**157.333.918**
TRANSPORTE Y COMUNICACIONES	**4.310.304.189**
TRANSPORTE	3.957.749.687
COMUNICACIONES	352.554.502
EDUCACIÓN	**30.496.130.785**
INTEGRAL	18.869.972.255
SUPERIOR	11.626.158.530
CULTURA Y COMUNICACIÓN SOCIAL	**1.886.133.277**
CULTURA	1.465.815.149
COMUNICACIÓN SOCIAL	420.318.128
CIENCIA Y TECNOLOGÍA	**1.232.751.276**
VIVIENDA, DESARROLLO URBANO Y SERV. CONEXOS	**3.353.240.611**
SALUD	**12.028.224.419**
DESARROLLO SOCIAL Y PARTICIPACIÓN	**7.128.883.880**
SEGURIDAD SOCIAL	**21.255.000.406**
GASTOS NO CLASIFICADOS SECTORIALMENTE	**58.528.623.200**
TRANSFERENCIAS AL EXTERIOR	27.240.386
SITUADO CONSTITUCIONAL	31.029.006.494
SERVICIO DE LA DEUDA PÚBLICA	15.536.779.445
SUBSIDIO DE CAPITALIDAD	
APORTE POLICÍA METROPOLITANA	
FIDES	5.261.615.934
OTRAS TRANSFERENCIAS A ENTIDADES FEDERALES	202.293.484
FONDO DE REESTRUCTURACIÓN DEL SECTOR PÚBLICO	
ASIGNACIONES ECONÓMICAS ESPECIALES	4.920.237.132
OTROS GASTOS NO CLASIFICADOS	
RECTIFICACIONES AL PRESUPUESTO	1.551.450.325

Fuente: Onapre

Cuadro 6.22

Clasificación Sectorial del Gasto por Fuentes de Financiamiento

Proyecto de Ley de Presupuesto 2009

(En Bolívares)

DENOMINACIÓN	ORDINARIOS	PROYECTOS POR ENDEUDAMIENTO	DEUDA PÚBLICA	OTRAS FUENTES	TOTAL
TOTAL GASTOS	**155.145.032.468**	**4.602.562.674**	**7.640.495.969**	**86.082.493**	**167.474.173.604**
DIRECCIÓN SUPERIOR DEL ESTADO	**5.642.158.986**	**38.171.604**			**5.680.330.590**
SEGURIDAD Y DEFENSA	**13.343.208.068**	**210.337.421**			**13.553.545.489**
DEFENSA NACIONAL	7.085.170.492	161.725.595			7.246.896.087
POLÍTICA, SEGURIDAD Y ORDEN PÚBLICO	1.447.223.109				1.447.223.109
ADMINISTRACIÓN DE JUSTICIA Y MINISTERIO PÚBLICO	4.810.814.467	48.611.826			4.859.426.293
AGRÍCOLA	**3.972.703.071**	**524.758.213**			**4.497.461.284**
ENERGÍA, MINAS Y PETRÓLEO	**279.356.596**	**2.278.990.070**			**2.558.346.666**
ENERGÍA	4.986.615	2.278.990.070			2.283.976.685
MINERÍA	40.735.007				40.735.007
PETRÓLEO Y PETROQUÍMICA	233.634.974				233.634.974
INDUSTRIA Y COMERCIO	**807.863.614**				**807.863.614**
INDUSTRIA LIGERA	448.971.179				448.971.179
INDUSTRIA BÁSICA	25.229.292				25.229.292
COMERCIO	333.663.143				333.663.143
TURISMO Y RECREACIÓN	**157.333.918**				**157.333.918**
TRANSPORTE Y COMUNICACIONES	**3.156.747.093**	**1.153.557.096**			**4.310.304.189**
TRANSPORTE	2.804.192.591	1.153.557.096			3.957.749.687
COMUNICACIONES	352.554.502				352.554.502
EDUCACIÓN	**30.454.811.188**			**41.319.597**	**30.496.130.785**
INTEGRAL	18.828.652.658			41.319.597	18.869.972.255
SUPERIOR	11.626.158.530				11.626.158.530
CULTURA Y COMUNICACIÓN SOCIAL	**1.797.725.941**	**88.407.336**			**1.886.133.277**
CULTURA	1.377.407.813	88.407.336			1.465.815.149
COMUNICACIÓN SOCIAL	420.318.128				420.318.128
CIENCIA Y TECNOLOGÍA	**1.219.791.134**	**12.960.142**			**1.232.751.276**
VIVIENDA, DESARROLLO URBANO Y SERV. CONEXOS	**3.057.859.819**	**295.380.792**			**3.353.240.611**
SALUD	**11.990.348.122**			**37.876.297**	**12.028.224.419**
DESARROLLO SOCIAL Y PARTICIPACIÓN	**7.121.997.281**			**6.886.599**	**7.128.883.880**
SEGURIDAD SOCIAL	**21.255.000.406**				**21.255.000.406**
GASTOS NO CLASIFICADOS SECTORIALMENTE	**50.888.127.231**		**7.640.495.969**		**58.528.623.200**
TRANSFERENCIAS AL EXTERIOR	27.240.386				27.240.386
SITUADO CONSTITUCIONAL	31.029.006.494				31.029.006.494
SERVICIO DE LA DEUDA PÚBLICA	7.896.283.476		7.640.495.969		15.536.779.445
SUBSIDIO DE CAPITALIDAD					
APORTE POLICÍA METROPOLITANA					
FIDES	5.261.615.934				5.261.615.934
OTRAS TRANSFERENCIAS A ENTIDADES FEDERALES	202.293.484				202.293.484
FONDO DE REESTRUCTURACIÓN DEL SECTOR PÚBLICO					
ASIGNACIONES ECONÓMICAS ESPECIALES	4.920.237.132				4.920.237.132
OTROS GASTOS NO CLASIFICADOS					
RECTIFICACIONES AL PRESUPUESTO	1.551.450.325				1.551.450.325

Fuente: Onapre

Cuadro 6.23-1

Clasificación Sectorial - Institucional del Gasto

Proyecto de Ley de Presupuesto 2009

(En Bolívares)

DENOMINACIÓN	ASAMBLEA NACIONAL	CONTRALORÍA GENERAL DE LA REPÚBLICA	CONSEJO NACIONAL ELECTORAL	MIN. P.P. PARA RELACIONES EXTERIORES	MIN. P.P. PARA ECONOMÍA Y FINANZAS	MIN. P.P. PARA LA DEFENSA	MIN. P.P. PARA LA EDUCACIÓN	MIN. P.P. PARA EL TRABAJO Y SEGURIDAD SOCIAL	MIN. P.P. PARA EL AMBIENTE
TOTAL GASTOS	**859.499.674**	**174.503.690**	**1.320.269.073**	**1.092.200.250**	**20.670.237.515**	**8.978.331.046**	**25.060.932.727**	**12.191.311.499**	**1.631.097.709**
DIRECCIÓN SUPERIOR DEL ESTADO	**622.255.679**	**98.057.783**	**1.081.290.481**	**883.441.722**	**2.084.855.019**				
SEGURIDAD Y DEFENSA		**8.000**		**270.000**		**7.120.014.094**	**200.000**		
DEFENSA NACIONAL				270.000		7.120.014.094			
POLÍTICA, SEGURIDAD Y ORDEN PÚBLICO		8.000					200.000		
ADMINISTRACIÓN DE JUSTICIA Y MINISTERIO PÚBLICO									
AGRÍCOLA					**26.539.237**				**500.610.289**
ENERGÍA, MINAS Y PETRÓLEO									
ENERGÍA									
MINERIA									
PETRÓLEO Y PETROQUÍMICA									
INDUSTRIA Y COMERCIO					**42.175.000**				
INDUSTRIA LIGERA					12.000.000				
INDUSTRIA BASICA									
COMERCIO					30.175.000				
TURISMO Y RECREACIÓN					**3.601.338**				**38.857.000**
TRANSPORTE Y COMUNICACIONES					**11.373.959**				
TRANSPORTE					11.373.959				
COMUNICACIONES									
EDUCACIÓN		**458.000**		**83.447**	**407.952.558**	**30.000**	**18.338.835.819**		**300.000**
INTEGRAL					392.499.780	30.000	18.338.835.819		
SUPERIOR		458.000		83.447	15.452.778				300.000
CULTURA Y COMUNICACIÓN SOCIAL	**27.625.533**				**22.747.918**	**102.030**	**46.817.314**		
CULTURA						102.030	46.817.314		
COMUNICACIÓN SOCIAL	27.625.533				22.747.918				
CIENCIA Y TECNOLOGÍA							**167.811.334**		**14.400.000**
VIVIENDA, DESARROLLO URBANO Y SERV. CONEXOS									**833.016.980**
SALUD	**49.281.119**	**1.171.256**	**14.566.523**	**54.070.045**	**468.793.973**	**36.423.262**	**1.781.534.000**	**23.753.900**	**69.576.093**
DESARROLLO SOCIAL Y PARTICIPACIÓN	**41.880.230**	**2.604.062**	**45.971.972**	**58.525.756**	**1.059.181.536**	**348.461.378**	**685.619.722**	**496.255.358**	**57.112.967**
SEGURIDAD SOCIAL	**118.457.113**	**72.204.589**	**178.440.097**	**95.809.280**	**770.527.039**	**1.473.242.632**	**4.038.944.432**	**11.671.302.241**	**117.134.380**
GASTOS NO CLASIFICADOS SECTORIALMENTE					**15.772.489.938**	**57.650**	**1.170.106**		**90.000**
TRANSFERENCIAS AL EXTERIOR					21.805.613	57.650	1.170.106		90.000
SITUADO CONSTITUCIONAL									
SERVICIO DE LA DEUDA PÚBLICA					15.536.779.445				
SUBSIDIO DE CAPITALIDAD									
APORTE POLICÍA METROPOLITANA									
FIDES									
OTRAS TRANSFERENCIAS A ENTIDADES FEDERALES					191.299.382				
FONDO DE REESTRUCTURACIÓN DEL SECTOR PÚBLICO									
ASIGNACIONES ECONÓMICAS ESPECIALES					22.605.498				
OTROS GASTOS NO CLASIFICADOS									
RECTIFICACIONES AL PRESUPUESTO									

Fuente: Onapre

Cuadro 6.23-2
Clasificación Sectorial - Institucional del Gasto
Proyecto de Ley de Presupuesto 2009
(En Bolívares)

DENOMINACIÓN	TRIBUNAL SUPREMO DE JUSTICIA	MINISTERIO PÚBLICO	PROCURADURÍA GENERAL DE LA REPÚBLICA	MIN. P.P. PARA RELACIONES INTERIORES Y JUSTICIA	MIN. P.P. PARA LA INFRAESTRUCTURA	MIN. P.P. PARA LA PLANIFICACIÓN Y DESARROLLO	MIN. P.P. PARA LA CIENCIA Y TECNOLOGÍA	DEFENSORÍA DEL PUEBLO	VICEPRESIDENCIA DE LA REPÚBLICA	MIN. P.P. PARA LA AGRICULTURA Y TIERRAS
TOTAL GASTOS	**4.381.180.100**	**1.081.873.217**	**90.560.677**	**36.946.733.990**	**4.569.245.360**	**5.670.465.109**	**757.766.166**	**78.998.200**	**176.618.600**	**2.335.020.443**
DIRECCIÓN SUPERIOR DEL ESTADO			**74.186.649**			**288.039.795**			**95.072.150**	
SEGURIDAD Y DEFENSA	**3.383.474.050**	**759.187.148**		**2.099.146.588**	**650.000**			**74.087.109**		
DEFENSA NACIONAL				9.461.993	650.000					
POLÍTICA, SEGURIDAD Y ORDEN PÚBLICO				1.447.006.609						
ADMINISTRACIÓN DE JUSTICIA Y MINISTERIO PÚBLICO	3.383.474.050	759.187.148		642.677.986				74.087.109		
AGRÍCOLA					**7.418.087**					**1.660.330.089**
ENERGÍA, MINAS Y PETRÓLEO										
ENERGÍA										
MINERÍA										
PETRÓLEO Y PETROQUÍMICA										
INDUSTRIA Y COMERCIO					**30.566.900**	**72.583.535**	**14.385.916**		**27.067.049**	**42.062.970**
INDUSTRIA LIGERA						72.583.535	14.385.916			
INDUSTRIA BASICA										
COMERCIO					30.566.900				27.067.049	42.062.970
TURISMO Y RECREACIÓN					**600.000**					
TRANSPORTE Y COMUNICACIONES					**3.877.511.345**					
TRANSPORTE					3.852.511.345					
COMUNICACIONES					25.000.000					
EDUCACIÓN				**20.225**	**19.823.935**	**24.403.072**				
INTEGRAL				20.225	11.703.935					
SUPERIOR					8.120.000	24.403.072				
CULTURA Y COMUNICACIÓN SOCIAL				**45.000**						
CULTURA				45.000						
COMUNICACIÓN SOCIAL										
CIENCIA Y TECNOLOGÍA							**679.317.867**			**299.106.038**
VIVIENDA, DESARROLLO URBANO Y SERV. CONEXOS										
SALUD	**287.139.623**	**74.272.356**	**2.882.284**	**207.886.696**	**172.435.225**	**7.030.172**	**7.829.414**		**49.958.025**	**100.469.798**
DESARROLLO SOCIAL Y PARTICIPACIÓN	**50.651.009**	**12.894.152**	**4.571.435**	**35.553.276**	**112.110.537**	**8.412.017**	**45.371.908**	**4.671.691**	**3.074.691**	**68.698.704**
SEGURIDAD SOCIAL	**659.915.418**	**235.507.561**	**8.920.309**	**153.515.217**	**348.129.331**	**8.380.584**	**10.384.988**	**239.400**	**1.446.685**	**164.352.844**
GASTOS NO CLASIFICADOS SECTORIALMENTE		**12.000**		**34.450.566.988**		**5.261.615.934**	**476.073**			
TRANSFERENCIAS AL EXTERIOR		12.000					476.073			
SITUADO CONSTITUCIONAL				31.029.006.494						
SERVICIO DE LA DEUDA PÚBLICA										
SUBSIDIO DE CAPITALIDAD										
APORTE POLICÍA METROPOLITANA										
FIDES						5.261.615.934				
OTRAS TRANSFERENCIAS A ENTIDADES FEDERALES										
FONDO DE REESTRUCTURACIÓN DEL SECTOR PÚBLICO										
ASIGNACIONES ECONÓMICAS ESPECIALES				3.421.560.494						
OTROS GASTOS NO CLASIFICADOS										
RECTIFICACIONES AL PRESUPUESTO										

Fuente: Onapre

Cuadro 6.23-3

Clasificación Sectorial - Institucional del Gasto

Proyecto de Ley de Presupuesto 2009

(En Bolívares)

DENOMINACIÓN	MIN. P.P. PARA LA EDUCACIÓN SUPERIOR	MIN. P.P. PARA LA COMUNICACIÓN Y LA INFORMACIÓN	MIN. P.P. DEL DESPACHO DE LA PRESIDENCIA	CONSEJO MORAL REPÚBLICANO	SUPERINTENDENCIA DE AUDITORÍA INTERNA	MIN. P.P. PARA LA ECONOMÍA COMUNAL	MIN. P.P. PARA LA ALIMENTACIÓN	MIN. P.P. PARA LAS INDUSTRIAS LIGERAS Y COMERCIO	MIN. P.P. PARA LAS INDUSTRIAS BÁSICAS Y MINERIA	MIN. P.P. PARA EL TURISMO
TOTAL GASTOS	**11.207.034.644**	**359.279.932**	**449.774.622**	**4.375.600**	**20.910.200**	**808.358.624**	**3.038.469.992**	**273.018.985**	**106.161.163**	**134.263.536**
DIRECCIÓN SUPERIOR DEL ESTADO			**153.898.314**	**4.169.460**	**18.074.786**		**142.189.267**			**748.000**
SEGURIDAD Y DEFENSA			**116.500.000**							
DEFENSA NACIONAL			116.500.000							
POLÍTICA, SEGURIDAD Y ORDEN PUBLICO										
ADMINISTRACIÓN DE JUSTICIA Y MINISTERIO PUBLICO										
AGRÍCOLA							**2.302.563.582**			
ENERGÍA, MINAS Y PETRÓLEO									**40.735.007**	
ENERGÍA										
MINERIA									40.735.007	
PETRÓLEO Y PETROQUÍMICA										
INDUSTRIA Y COMERCIO						**285.887.931**		**203.080.347**	**25.229.292**	
INDUSTRIA LIGERA						155.342.163		194.659.565		
INDUSTRIA BASICA									25.229.292	
COMERCIO						130.545.768		8.420.782		
TURISMO Y RECREACIÓN										**114.275.580**
TRANSPORTE Y COMUNICACIONES			**93.864.383**							
TRANSPORTE			93.864.383							
COMUNICACIONES										
EDUCACIÓN	**11.079.741.945**					**120.000.000**				**1.500.000**
INTEGRAL						120.000.000				
SUPERIOR	11.079.741.945									1.500.000
CULTURA Y COMUNICACIÓN SOCIAL	**6.907.277**	**339.479.919**								
CULTURA	6.907.277									
COMUNICACIÓN SOCIAL		339.479.919								
CIENCIA Y TECNOLOGÍA	**5.654.858**									
VIVIENDA, DESARROLLO URBANO Y SERV. CONEXOS										
SALUD	**62.656.444**	**5.780.800**	**14.178.400**	**30.000**	**601.740**	**19.000.000**	**2.700.000**	**7.042.687**		**4.154.400**
DESARROLLO SOCIAL Y PARTICIPACIÓN	**27.635.276**	**6.476.408**	**34.965.762**	**87.900**	**900.108**	**370.981.380**	**584.659.880**	**21.790.895**	**37.539.247**	**6.456.165**
SEGURIDAD SOCIAL	**22.042.197**	**7.542.805**	**36.367.763**	**88.240**	**1.333.566**	**12.489.313**	**6.357.263**	**41.105.056**	**2.657.617**	**6.379.391**
GASTOS NO CLASIFICADOS SECTORIALMENTE	**2.396.647**									**750.000**
TRANSFERENCIAS AL EXTERIOR	2.396.647									750.000
SITUADO CONSTITUCIONAL										
SERVICIO DE LA DEUDA PÚBLICA										
SUBSIDIO DE CAPITALIDAD										
APORTE POLICÍA METROPOLITANA										
FIDES										
OTRAS TRANSFERENCIAS A ENTIDADES FEDERALES										
FONDO DE REESTRUCTURACION DEL SECTOR PÚBLICO										
ASIGNACIONES ECONOMICAS ESPECIALES										
OTROS GASTOS NO CLASIFICADOS										
RECTIFICACIONES AL PRESUPUESTO										

Fuente: Onapre

Cuadro 6.23-4
Clasificación Sectorial - Institucional del Gasto
Proyecto de Ley de Presupuesto 2009
(En Bolívares)

DENOMINACIÓN	MIN. P.P. PARA LA ENERGÍA Y PETRÓLEO	MIN. P.P. PARA LA CULTURA	MIN. P.P. PARA LA VIVIENDA Y HÁBITAT	MIN. P.P. PARA LA PARTICIPACIÓN Y PROTECCIÓN SOCIAL	MIN. P.P. PARA LA SALUD	MIN. P.P. PARA EL DEPORTE	MIN. P.P. PARA LAS TELECOMUNICACIONES Y LA INFORMÁTICA	MIN. P.P. PARA LOS PUEBLOS INDÍGENAS	RECTIFICACIONES	TOTAL
TOTAL GASTOS	**2.562.649.488**	**939.584.175**	**2.466.806.006**	**4.295.079.464**	**9.289.541.528**	**693.082.507**	**1.054.095.594**	**153.392.174**	**1.551.450.325**	**167.474.173.604**
DIRECCIÓN SUPERIOR DEL ESTADO							**134.051.485**			**5.680.330.590**
SEGURIDAD Y DEFENSA					**8.500**					**13.553.545.489**
DEFENSA NACIONAL										7.246.896.087
POLÍTICA, SEGURIDAD Y ORDEN PÚBLICO					8.500					1.447.223.109
ADMINISTRACIÓN DE JUSTICIA Y MINISTERIO PUBLICO										4.859.426.293
AGRÍCOLA										**4.497.461.284**
ENERGÍA, MINAS Y PETRÓLEO	**2.517.611.659**									**2.558.346.666**
ENERGÍA	2.283.976.685									2.283.976.685
MINERÍA										40.735.007
PETRÓLEO Y PETROQUÍMICA	233.634.974									233.634.974
INDUSTRIA Y COMERCIO				**64.824.674**						**807.863.614**
INDUSTRIA LIGERA										448.971.179
INDUSTRIA BASICA										25.229.292
COMERCIO				64.824.674						333.663.143
TURISMO Y RECREACIÓN										**157.333.918**
TRANSPORTE Y COMUNICACIONES							**327.554.502**			**4.310.304.189**
TRANSPORTE										3.957.749.687
COMUNICACIONES							327.554.502			352.554.502
EDUCACIÓN	**7.282.324**				**650.135**		**495.049.325**			**30.496.130.785**
INTEGRAL	7.282.324				97.704					18.870.469.787
SUPERIOR					552.431		495.049.325			11.625.660.998
CULTURA Y COMUNICACIÓN SOCIAL		**911.643.412**		**500.300.116**			**30.464.758**			**1.886.133.277**
CULTURA		911.643.412		500.300.116						1.465.815.149
COMUNICACIÓN SOCIAL							30.464.758			420.318.128
CIENCIA Y TECNOLOGÍA				**18.122.919**	**388.571**		**47.949.689**			**1.232.751.276**
VIVIENDA, DESARROLLO URBANO Y SERV. CONEXOS			**2.293.296.799**	**226.926.832**						**3.353.240.611**
SALUD	**2.383.715**	**4.360.000**	**24.605.000**	**16.000.000**	**8.451.852.269**	**2.929.438**	**875.762**			**12.028.224.419**
DESARROLLO SOCIAL Y PARTICIPACIÓN	**2.836.675**	**6.867.538**	**61.547.275**	**1.891.624.858**	**80.722.152**	**686.206.136**	**13.001.626**	**152.962.198**		**7.128.883.880**
SEGURIDAD SOCIAL	**32.052.818**	**16.713.225**	**87.356.932**	**101.208.925**	**744.925.799**	**3.946.933**	**5.148.447**	**429.976**		**21.255.000.486**
GASTOS NO CLASIFICADOS SECTORIALMENTE	**482.297**			**1.476.071.140**	**10.994.102**				**1.551.450.325**	**58.528.623.200**
TRANSFERENCIAS AL EXTERIOR	482.297									27.240.386
SITUADO CONSTITUCIONAL										31.029.006.494
SERVICIO DE LA DEUDA PÚBLICA										15.536.779.445
SUBSIDIO DE CAPITALIDAD										
APORTE POLICÍA METROPOLITANA										
FIDES										5.261.615.934
OTRAS TRANSFERENCIAS A ENTIDADES FEDERALES					10.994.102					202.293.484
FONDO DE REESTRUCTURACIÓN DEL SECTOR PÚBLICO										
ASIGNACIONES ECONÓMICAS ESPECIALES				1.476.071.140						4.920.237.132
OTROS GASTOS NO CLASIFICADOS										
RECTIFICACIONES AL PRESUPUESTO									1.551.450.325	1.551.450.325

Fuente: Onapre

Cuadro 6.24-1

Servicio de la Deuda Pública Interna

(Miles de Bolívares)
2004-2009

CONCEPTO	2004			2005			2006		
	CAPITAL	INTERESES	TOTAL	CAPITAL	INTERESES	TOTAL	CAPITAL	INTERESES	TOTAL
A.- DEUDA DIRECTA	**14.080.924**	**3.846.374**	**17.927.298**	**12.508.220**	**3.939.885**	**16.448.105**	**13.331.358**	**2.912.604**	**16.243.962**
Bonos y Otros Titulos Valores	14.049.147	3.843.031	17.892.178	12.488.949	3.938.896	16.427.845	13.323.239	2.912.337	16.235.576
Bonos Deuda Pública Nacional	6.506.297	3.646.562	10.152.859	5.428.018	3.905.277	9.333.295	6.764.887	2.911.537	9.676.424
Letras del Tesoro	6.199.023	0	6.199.023	6.538.685	0	6.538.685	6.558.243	0	6.558.243
Pagarés	1.343.827	196.469	1.540.296	522.246	33.619	555.865	109	800	909
Préstamos	31.777	3.343	35.120	19.271	989	20.260	8.119	267	8.386

Cuadro 6.24-2

Servicio de la Deuda Pública Interna

(Miles de Bolívares)
2004-2009

CONCEPTO	2007			2008 1/			2009 2/		
	CAPITAL	INTERESES	TOTAL	CAPITAL	INTERESES	TOTAL	CAPITAL	INTERESES	TOTAL
A.- DEUDA DIRECTA	**9.941.504**	**2.527.120**	**12.468.624**	**5.507.695**	**1.761.744**	**7.269.439**	**3.471.589**	**4.499.090**	**7.970.679**
Bonos y Otros Titulos Valores	9.941.504	2.527.120	12.468.624	5.507.695	1.761.744	7.269.439	3.471.589	4.499.090	7.970.679
Bonos Deuda Pública Nacional	7.921.504	2.526.330	10.447.834	4.776.157	1.761.350	6.537.507	3.471.589	4.322.575	7.794.164
Letras del Tesoro	2.020.000	0	2.020.000	592.500	0	592.500	0	176.515	176.515
Pagarés	0	790	790	139.038	394	139.432	0	0	0
Préstamos	0	0	0	0	0	0	0	0	0

FUENTE: Pagina Web del Ministerio del Poder Popular para Economía y Finanzas. Oficina Nacional de Crédito Publico

1/ Cifras preliminares al 30-06-08

2/ Proyecto de Ley de Presupuesto

Nota: Los valores monetarios para los años 2004-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

Cuadro 6.25-1
Servicio de la Deuda Pública Externa
(Millones de dólares)
2004-2009

CONCEPTO	2004			2005			2006		
	CAPITAL	INTERESES	TOTAL	CAPITAL	INTERESES	TOTAL	CAPITAL	INTERESES	TOTAL
A.- DEUDA EXTERNA DIRECTA	**3.482**	**1.838**	**5.320**	**2.668**	**2.378**	**5.046**	**5.756**	**2.414**	**8.170**
Tenedores de Bonos y Obligaciones	2.107	1.501	3.608	1.320	2.018	3.338	4.191	2.038	6.229
Bancos Comerciales y Otras Instituciones Financieras	552	140	692	594	130	724	759	147	906
Bilateral	106	19	125	113	43	156	107	27	134
Multilateral	642	172	814	595	182	777	623	199	822
Proveedores	75	6	81	46	5	51	76	3	79
B.- DEUDA EXTERNA INDIRECTA	**197**	**25**	**222**	**154**	**12**	**166**	**62**	**2**	**64**
TOTAL SERVICIO (A + B)	**3.679**	**1.863**	**5.542**	**2.822**	**2.390**	**5.212**	**5.818**	**2.416**	**8.234**

Cuadro 6.25-2
Servicio de la Deuda Pública Externa
(Millones de dólares)
2004-2009

CONCEPTO	2007			2008 1/			2009 2/		
	CAPITAL	INTERESES	TOTAL	CAPITAL	INTERESES	TOTAL	CAPITAL	INTERESES	TOTAL
A.- DEUDA EXTERNA DIRECTA	**2.207**	**2.303**	**4.510**	**1.771**	**1.211**	**2.982**	**684**	**2.835**	**3.519**
Tenedores de Bonos y Obligaciones	573	1.949	2.522	1.340	1.047	2.387	0	2.486	2.486
Bancos Comerciales y Otras Instituciones Financieras	512	119	631	208	52	260	307	85	392
Bilateral	56	29	85	36	16	52	93	34	127
Multilateral	1.048	205	1.253	181	96	277	212	227	439
Proveedores	18	1	19	6	0	6	72	3	75
B.- DEUDA EXTERNA INDIRECTA	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL SERVICIO (A + B)	**2.207**	**2.303**	**4.510**	**1.771**	**1.211**	**2.982**	**684**	**2.835**	**3.519**

FUENTE: Pagina Web del Ministerio del Poder Popular para Economía y Finanzas.Oficina Nacional de Crédito Publico
1/ Cifras preliminares al 30-06-08
2/ Proyecto de Ley de Presupuesto

Cuadro 6.26

Saldo de la Deuda Pública Interna

(Miles de Bolívares)

2004 - 2008

CONCEPTO	2004	2005	2006	2007	Al 30-06-08 2008 1/
TOTAL DEUDA PUBLICA (A+ B)	**29.806.320**	**33.717.196**	**36.225.512**	**35.996.060**	**31.190.226**
A.- REPUBLICA	**29.805.618**	**33.716.724**	**36.225.040**	**35.995.588**	**31.189.754**
Bonos Deuda Pública Nacional	26.517.803	30.190.565	34.078.498	35.076.546	30.702.250
Letras del Tesoro (Corto Plazo)	2.511.690	3.192.636	1.820.000	592.500	300.000
Pagares	604.535	154.921	154.812	154.812	15.774
Préstamo	171.590	178.602	171.730	171.730	171.730
B.- ENTES	**702**	**472**	**472**	**472**	**472**

FUENTE: Pagina Web del Ministerio del Poder Popular para Economía y Finanzas.Oficina Nacional de Crédito Publico
1/ Cifras Preliminares al 30-06-08
Nota: Los valores monetarios para los años 2004-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie

Cuadro 6.27

Saldo de la Deuda Pública Externa

(Millones de dólares)

2004-2008

CONCEPTO	2004	2005	2006	2007	Al 30-06-08 2008 1/
TOTAL DEUDA PUBLICA (I + II)	**27.469**	**31.198**	**27.254**	**27.314**	**29.952**
I.- REPÚBLICA	**27.236**	**31.139**	**27.254**	**27.314**	**29.952**
Tenedores de bonos y obligaciones	21.027	25.443	21.440	22.313	25.076
Bancos comerciales u otras inst. financieras	2.027	1.980	1.832	1.656	1.575
Bilaterales	619	538	537	664	687
Multilaterales	3.463	3.102	3.414	2.662	2.600
Proveedores	100	76	31	19	14
II.- ENTES	**233**	**59**	**0**	**0**	**0**

FUENTE: Pagina Web del Ministerio del Poder Popular para Economía y Finanzas.Oficina Nacional de Crédito Publico

1/ Cifras Preliminares al 30-06-08

CAPÍTULO 7

ÁMBITO REGIONAL

Listado de Cuadros de la serie estadística (2004 - 2009)

Cuadro 7.1

Ingresos Acordados para los Estados y Distritos

(Miles de Bolívares)

2004 - 2009

DENOMINACIÓN	2004	2005	2006	2007	2008 (1)	2009
SITUADO CONSTITUCIONAL (2)	**5.990.545**	**10.057.442**	**16.730.545**	**19.471.542**	**22.507.992**	**24.823.205**
LEY DE ASIGNACIONES ECONÓMICAS ESPECIALES (3)	**1.774.549**	**1.964.842**	**3.228.185**	**2.035.502**	**2.471.177**	**2.066.500**
FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN (FIDES) (4)	**685.865**	**1.164.830**	**2.032.556**	**2.062.365**	**1.661.559**	**2.199.862**
INGRESOS PROPIOS	**146.196**	**116.624**	**796.107**	**826.590**	**1.359.550**	**2.123.670**
APORTES ESPECIALES	**1.830.350**	**2.895.189**	**3.894.760**	**4.206.582**	**4.633.015**	**4.880.729**
- Subsidio de Capitalidad	19.000	30.000	35.000	65.000	3.500	-
- Subsidio Régimen Especial	19.059	66.463	66.463	70.000	80.000	80.000
- Del Ejecutivo Nacional	1.755.580	2.779.003	3.760.488	3.938.728	4.369.259	4.552.925
a) Transferencia de Competencia del Ministerio del Poder Popular para la Salud	1.320.811	1.610.017	2.879.922	2.866.511	3.404.980	4.436.626
b) Tranferencia de competencia para servicios de protección al menor	21.088	17.002	17.002	-	-	-
c) Tranferencias de capital para obras infraestructura	124.430	155.859	114.447 (5)	415.450 (6)	250.011 (7)	-
d) Transferencias para cumplimiento de la Ley de Subsistema de Vivienda y Política Habitacional	79.717	100.355	123.614	276.817	549.145	-
e) Transferencias del Ministerio del Poder Popular para Relaciones Interiores y Justicia	44.669	830.663	425.332 (8)	143.156 (9)	53.355 (10)	5.000
f) Otros Aportes	164.865	65.107	200.171 (11)	236.794 (12)	111.768 (13)	111.299 (14)
- De los Municipios que conforman el Distrito Metropolitano de Caracas (15)	36.711	19.723	32.809	132.854	180.256	247.804
TOTAL INGRESOS	**10.427.505**	**16.198.927**	**26.682.153**	**28.602.581**	**32.633.293**	**36.093.966**

Fuente:

Onapre. Leyes de Presupuesto y modificaciones para los Ejercicios Fiscales 2004-2008. Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2009.

Leyes y Ordenanzas de Presupuesto de Ingresos y Gastos de los Estados y los Distritos, respectivamente.

Notas:

- Los valores monetarios para los años 2004-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.
- Ingresos propios en función de las Leyes y Ordenanzas de Presupuesto de Ingresos Gastos de los Estados y los Distritos, respectivamente.

(1) Incluye modificaciones al 31 de agosto de 2008.

(2) Excluye el monto del situado constitucional municipal, el cual es transferido por el Ejecutivo Nacional a los municipios, en virtud de la modificación efectuada a la Ley de Reforma Parcial de la Ley Orgánica de Descentralización, Delimitación y Transferencia de Competencias del Poder Público en fecha 14 de agosto de 2003.

(3) No contempla la cuota que de éstos ingresos le corresponde a los municipios y consejos comunales, a partir de la entrada en vigencia de la reforma efectuada a la Ley de Asignaciones Económicas Especiales (LAEE) durante el año 2006.

(4) Excluye el aporte municipal. De igual forma, no se prevé el monto asignado a los consejos comunales generado a partir de la aplicación de la reforma efectuada a la Ley del Fides durante el año 2006.

(5) Incluye Bs. 14,4 millones, asignados por el Ministerio del Poder Popular para la Infraestructura a la Gobernación de Estado Sucre. Asimismo, Bs. 100,0 millones para la Gobernación del Estado Falcón para ser utilizados en los proyectos viales Morón-Coro y Falcón-Zulia.

(6) Se incluyen recursos para la construcción, ampliación, mantenimiento y mejoras tanto en la infraestructura deportiva de los XVII Juegos Deportivos Nacionales Llanos 2007. Así como, mejoras en la infraestructura deportiva del estadio de fútbol Agustín Tovar "La Carolina" del Estado Barinas, utilizado en la realización de la "Copa América" de Fútbol 2007.

(7) Se incluyen recursos para las Gobernaciones del Estado Portuguesa con el fin de cubrir insuficiencias presupuestarias de las obras ejecutadas y complemento del Proyecto Turén, para la culminación de las obras faltantes de la Rehabilitación de Cloacas y Acueductos de Villa Bruzual, Municipio Turén y para el Estado Barinas, con el fin de cubrir la consolidación de las obras correspondientes a los Juegos Llanos 2007, así como la consolidación y culminación de las diferentes obras de infraestructura que se encuentran distribuidas por todo el territorio de esa entidad federal.

(8) Se incluye Bs. 175,0 millones, para solventar las emergencias producto de las lluvias ocurridas en los Estados Mérida, Táchira y Yaracuy.

(9) Se incluyen recursos para la Gobernación del Estado Miranda por Bs.140,0 millones, con la finalidad de culminar el proyecto "Reactivación de la Construcción y Culminación de la Autopista Gran Mariscal de Ayacucho, tramo "Distribuidor Las Lapas - Ramal Higuerote".

(10) Se incluyen recursos con el fin de financiar proyectos de inversión y gastos de funcionamiento a la Gobernación del Estado Bolívar.

(11) Contempla Bs. 196,1 millones, recursos destinados al pago de los pensionados y jubilados del Distrito Metropolitano de Caracas.

(12) Se incluyen recursos asignados al Distrito Metropolitano de Caracas a través del Ministerio de Finanzas, con el fin de pagar deudas y ajuste del salario mínimo decretado durante el año 2007, al personal jubilado y pensionado de la extinta Gobenación del Distrito Federal, así como también pago de prestaciones sociales.

(13) Se incluyen recursos asignados al Distrito Metropolitano de Caracas a través del Ministerio de Finanzas, con el fin de pagar ajuste de jubilaciones y pensiones del personal médico y docente que laboró en la extinta Gobenación del Distrito Federal.

(14) Se incluyen recursos asignados al Distrito Metropolitano de Caracas, con el fin de pagar pensiones y jubilaciones de los extrabajadores de la extinta Gobenación del Distrito Federal.

(15) Aporte que las Alcaldías de los municipios Libertador, Chacao, Baruta, Sucre y El Hatillo, transfieren al Distrito Metropolitano de Caracas, de acuerdo a lo establecido en la Ley de Creación del señalado Distrito.

Cuadro 7.2
Distribución del Situado Constitucional
(Miles de Bolívares)
2004 - 2009

ENTIDADES FEDERALES	2004	2005	2006	2007	2008 (1)	2009
DISTRITO CAPITAL	421.790	712.817	1.110.202	1.277.742	1.461.033,0	1.594.331
AMAZONAS	93.923	158.728	269.098	313.925	363.709,0	401.997
ANZOÁTEGUI	300.910	508.533	838.822	976.408	1.128.664,0	1.244.764
APURE	144.553	177.828	409.708	478.457	555.179,0	614.604
ARAGUA	333.302	563.275	920.307	1.069.313	1.234.061,0	1.358.768
BARINAS	187.262	316.468	528.981	617.302	715.429,0	791.077
BOLÍVAR	302.793	511.715	861.429	1.004.627	1.163.298,0	1.284.988
CARABOBO	417.032	704.777	1.158.681	1.347.919	1.557.270,0	1.716.476
COJEDES	119.818	202.490	336.629	392.329	454.103,0	501.462
DELTA AMACURO	96.805	163.598	274.730	320.463	371.262,0	410.354
FALCÓN	210.395	355.564	592.756	690.524	798.976,0	882.011
GUÁRICO	186.637	315.413	525.834	612.956	709.750,0	784.066
LARA	350.302	592.004	974.336	1.133.702	1.310.226,0	1.444.659
MÉRIDA	201.615	340.725	567.782	661.912	766.390,0	846.575
MIRANDA	510.762	863.178	1.427.683	1.660.859	1.918.355,0	2.113.582
MONAGAS	202.050	341.460	571.960	667.612	773.763,0	855.617
NUEVA ESPARTA	141.669	239.417	395.423	460.107	531.589,0	585.873
PORTUGUESA	205.730	347.680	580.245	676.566	783.638,0	866.023
SUCRE	216.375	365.670	600.265	698.026	806.474,0	889.211
TÁCHIRA	251.298	424.688	709.957	827.282	957.584,0	1.057.498
TRUJILLO	181.482	306.700	511.683	596.226	690.195,0	762.355
VARGAS	129.047	218.088	352.368	408.523	470.514,0	517.114
YARACUY	163.115	275.661	462.898	539.848	625.342,0	691.121
ZULIA	621.880	1.050.965	1.748.768	2.038.914	2.361.188,0	2.608.679
TOTAL	**5.990.545**	**10.057.442**	**16.730.545**	**19.471.542**	**22.507.992**	**24.823.205**

Fuente: Onapre. Leyes de Presupuesto y modificaciones para los Ejercicios Fiscales 2004-2008. Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2009.

Notas:

- Los valores monetarios para los años 2004-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.
- A partir del año 2004 se deduce el Situado Municipal. Las Gobernaciones de Estado eran los organismos encargados de remitir y distribuir el 20% de su asignación por este concepto a las Alcaldías. Esta condición tuvo vigencia hasta el 14-08-2003, fecha en que debido a la Ley de Reforma Parcial de la Ley Orgánica de Descentralización, Delimitación y Transferencia de Competencias del Poder Público, fue modificado el art. 15, según el cual "El Ejecutivo Nacional remitirá el Situado Constitucional a los estados y municipios por dozavos,...", por lo que a partir de la entrada en vigencia de esta Ley (14-08-2003), estos se transfieren a través del Ministerio del Poder Popular para Relaciones Interiores y Justicia.

(1) Incluye modificaciones al 31 de agosto de 2008.

Cuadro 7.3

Distribución de las Asignaciones Económicas Especiales

(Miles de Bolívares)

2004 - 2009

ENTIDADES FEDERALES	2004	2005	2006	2007	2008 (1)	2009
DISTRITO METROPOLITANO DE CARACAS	63.386	65.418	105.383	66.000	78.650	62.515
AMAZONAS	11.723	13.852	22.715	14.468	17.526	14.409
ANZOÁTEGUI	214.467	285.299	452.140	354.157	400.434	310.692
APURE	38.541	23.024	37.348	23.513	25.843	22.606
ARAGUA	43.589	50.201	81.785	51.913	63.011	50.311
BARINAS	31.042	38.767	57.745	37.003	47.098	42.453
BOLÍVAR	53.701	59.947	102.868	62.616	81.505	63.824
CARABOBO	73.347	78.587	128.405	81.378	102.292	80.024
COJEDES	8.611	9.576	15.705	10.034	12.282	9.883
DELTA AMACURO	15.615	16.890	25.649	18.285	17.644	15.387
FALCÓN	89.121	98.098	160.286	102.766	120.481	105.698
GUÁRICO	31.670	34.434	56.070	34.917	42.444	37.284
LARA	47.038	54.333	88.792	56.396	68.136	54.957
MÉRIDA	22.197	25.345	41.549	26.470	32.075	25.933
MIRANDA	77.631	85.048	139.142	88.436	106.871	88.110
MONAGAS	306.733	348.850	613.171	344.585	450.729	412.634
NUEVA ESPARTA	11.300	12.980	21.251	13.513	16.334	13.176
PORTUGUESA	25.635	26.443	43.323	27.592	33.433	27.049
SUCRE	24.016	28.023	45.688	28.964	34.944	28.141
TÁCHIRA	30.372	35.299	57.775	36.782	44.820	36.019
TRUJILLO	25.585	22.244	37.717	38.164	27.180	21.739
VARGAS	8.666	10.354	16.746	10.530	12.601	10.062
YARACUY	15.576	17.838	29.264	18.660	22.633	18.339
ZULIA	496.700	500.968	800.196	464.847	586.368	492.649
DISTRITO ALTO APURE	8.287	23.024	47.472	23.513	25.843	22.606
TOTAL	**1.774.549**	**1.964.842**	**3.228.185**	**2.035.502**	**2.471.177**	**2.066.500**

Fuente: Onapre. Leyes de Presupuesto y modificaciones para los Ejercicios Fiscales 2004-2008. Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2009.

Notas:

- Los valores monetarios para los años 2004-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.
- A partir del año 2006, no incluye la Ley de Asignaciones Económicas Especiales Municipal. Las Gobernaciones de Estado calculaban y distribuían lo correspondiente a estos ingresos, esta situación se modifica según lo establecido en los artículos 16, 20 y 22 de la reforma parcial de la Ley de Asignaciones Económicas Especiales Derivadas de Minas e Hidrocarburos publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.408 del 29-03-2006, a partir de la entrada en vigencia de esta Ley, estos son transferidos a través del Ministerio del Poder Popular para Relaciones Interiores y Justicia.

(1) Incluye modificaciones al 31 de agosto de 2008.

Cuadro 7. 4

Ley Orgánica de Descentralización, Delimitación y Transferencias de Competencias del Poder Público

Recursos Transferidos a los Estados y Distritos para Atender los Servicios de Salud

(Miles de Bolívares)

2004- 2009

ENTIDADES FEDERALES	2004	2005	2006 (1)	2007	2008 (2)	2009
DISTRITO METROPOLITANO	127.237	159.658	272.966	285.428	336.737	482.065
ANZOÁTEGUI	89.459	106.167	179.404	183.757	216.511	275.905
APURE	54.417	62.595	116.758	117.865	139.893	183.037
ARAGUA	99.906	115.970	206.736	202.807	240.624	316.898
BOLÍVAR	85.850	101.485	161.026	169.915	203.862	245.137
CARABOBO	105.964	130.771	205.814	214.680	260.269	322.365
FALCÓN	45.153	54.128	93.837	99.784	116.139	149.536
LARA	95.818	113.550	182.987	188.573	218.540	295.120
MÉRIDA	67.283	92.681	146.259	153.926	178.574	226.560
MIRANDA	83.311	99.601	167.708	176.234	208.840	271.707
MONAGAS	53.332	65.578	110.427	117.666	147.307	173.367
NUEVA ESPARTA	37.688	42.076	67.173	74.326	84.253	104.466
SUCRE	74.889	88.787	162.417	159.863	191.799	257.954
TÁCHIRA	73.375	90.376	161.844	162.778	192.326	244.745
TRUJILLO	77.676	92.206	159.260	165.688	198.445	266.960
YARACUY	42.057	52.340	93.093	102.230	120.270	156.129
ZULIA	128.485	159.050	283.315	290.991	350.591	464.675
TOTAL	**1.341.900**	**1.627.019**	**2.771.024**	**2.866.511**	**3.404.980**	**4.436.626**

Fuente: Onapre. Leyes de Presupuesto y modificaciones para los Ejercicios Fiscales 2004-2008. Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2009.

Notas:

- Recursos transferidos a través del Ministerio del Poder Popular para la Salud.
- Las cifras correspondientes a los años 2004, 2005 y 2006, incluyen recursos para atender servicios de protección al menor.
- Los valores monetarios para los años 2004-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

(1) La cifra correspondiente al año 2006 no incluye incremento de Bs. 125,9 millones por traspasos internos del Ministerio, por cuanto no se dispone de la información discriminada por Estado.

(2) Incluye modificaciones al 31 de agosto de 2008. No incluye traspasos.

Cuadro 7.5

Clasificación Sectorial del Gasto Acordado de los Estados y Distritos

(Miles de Bolívares)

2004-2009

CÓDIGO	DENOMINACIÓN	2004	2005	2006	2007	2008 (1)	2009
01	DIRECCIÓN SUPERIOR DEL ESTADO	1.225.908	2.462.237	4.783.131	5.287.600	5.875.250	6.498.302
02	SEGURIDAD Y DEFENSA	864.219	1.425.506	2.240.437	2.572.971	3.100.785	3.429.615
03	AGRÍCOLA	95.818	129.592	311.073	233.529	233.108	257.829
04	ENERGÍA, MINAS Y PETRÓLEO	56.193	16.199	16.300	16.713	23.111	25.562
05	INDUSTRIA Y COMERCIO	56.266	145.790	310.575	395.572	336.986	372.723
06	TURISMO Y RECREACIÓN	94.729	80.995	134.450	137.190	157.748	174.477
07	TRANSPORTE Y COMUNICACIONES	181.692	372.575	937.341	764.130	832.731	921.040
08	EDUCACIÓN	1.371.790	2.138.259	3.275.816	3.776.354	5.054.839	5.590.892
09	CULTURA Y COMUNICACIÓN SOCIAL	110.080	145.790	241.975	318.727	368.796	407.906
10	CIENCIA Y TECNOLOGÍA	79.464	32.398	51.387	52.764	42.521	47.030
11	VIVIENDA, DESARROLLO URBANO Y SERVICIOS CONEXOS	1.681.283	1.781.882	2.589.276	2.653.571	2.107.719	2.331.237
12	SALUD	2.807.990	1.943.871	2.995.986	3.694.889	4.202.638	4.648.317
13	DESARROLLO SOCIAL Y PARTICIPACIÓN	501.531	793.748	1.127.516	1.572.248	1.724.382	1.907.248
14	SEGURIDAD SOCIAL	960.020	1.474.102	2.484.674	3.103.124	3.615.210	3.998.593
15	GASTOS NO CLASIFICADOS SECTORIALMENTE	340.522	3.255.983	5.182.216	4.023.199	4.957.469	5.483.195
	TOTAL GASTOS	**10.427.505**	**16.198.927**	**26.682.153**	**28.602.581**	**32.633.293**	**36.093.966**

Fuente:

Onapre. Leyes de Presupuesto y modificaciones para los Ejercicios Fiscales 2004-2008. Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2009.
Leyes y Ordenanzas de Presupuesto de Ingresos y Gastos de los Estados y los Distritos, respectivamente.

Notas:

- Los valores monetarios para los años 2004-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.
- Distribución de las partidas estimadas en función de las Leyes y Ordenanzas de Presupuesto de Ingresos y Gastos de los Estados y los Distritos, respectivamente.

(1) Incluye modificaciones al 31 de agosto de 2008.

Cuadro 7.6

Clasificación por Partidas del Gasto Acordado de los Estados y Distritos

(Miles de Bolívares)

2004 - 2009

CÓDIGO	DENOMINACIÓN	2004	2005	2006	2007	2008 (1)	2009
4.01	GASTOS DE PERSONAL	3.485.885	5.233.925	8.138.529	9.401.213	12.144.812	13.432.736
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	213.860	329.396	453.026	461.691	578.961	640.358
4.03	SERVICIOS NO PERSONALES	546.023	813.861	1.447.132	1.702.316	1.782.765	1.971.822
4.04	ACTIVOS REALES	1.660.158	2.669.480	4.268.449	3.548.703	4.161.251	4.602.541
4.05	ACTIVOS FINANCIEROS	17.989	20.228	66.297	21.303	1.111.247	1.229.092
4.07	TRANSFERENCIAS Y DONACIONES	4.285.077	6.741.620	11.819.878	12.810.803	12.007.731	13.281.119
4.08	OTROS GASTOS	430	37.247	11.054	36.148	16.327	18.058
4.11	DISMINUCIÓN DE PASIVOS	146.194	218.634	254.767	364.280	557.643	616.780
4.98	RECTIFICACIONES AL PRESUPUESTO	71.889	134.536	223.021	256.124	272.556	301.460
	TOTAL	**10.427.505**	**16.198.927**	**26.682.153**	**28.602.581**	**32.633.293**	**36.093.966**

Fuente:

Onapre. Leyes de Presupuesto y modificaciones para los Ejercicios Fiscales 2004-2008. Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2009.
Leyes y Ordenanzas de Presupuesto de Ingresos y Gastos de los Estados y los Distritos, respectivamente.

Nota:

- Los valores monetarios para los años 2004-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.
- Distribución de las partidas estimadas en función de las Leyes y Ordenanzas de Presupuesto de Ingresos Gastos de los Estados y los Distritos, respectivamente.

(1) Incluye modificaciones al 31 de agosto de 2008.

Cuadro 7.7

Gastos de Personal de los Estados y Distritos

(Miles de Bolívares)

2004 - 2008

TIPO DE PERSONAL	AÑO 2004		AÑO 2005		AÑO 2006		AÑO 2007		AÑO 2008	
	Nº	ASIGNACIÓN ANUAL	Nº	ASIGNACIÓN ANUAL	Nº	ASIGNACIÓN ANUAL	Nº	ASIGNACIÓN ANUAL	Nº	ASIGNACIÓN ANUAL
Directivo	3.355	42.141	3.717	59.228	3.476	85.266	4.032	124.671	4.804	167.670
Universitario y Técnico	24.894	163.462	20.343	160.973	20.842	242.748	23.603	382.167	29.051	425.747
Médico	9.376	71.795	8.006	67.151	8.499	87.041	8.669	122.169	7.807	112.731
Docente	78.038	477.827	75.980	589.359	77.538	694.993	79.526	884.152	75.281	1.722.538
Policial	40.829	210.934	47.008	289.977	43.671	355.986	49.260	492.395	47.945	611.599
Bomberil	6.150	32.446	4.393	31.001	7.271	62.285	4.705	52.641	4.913	58.124
Administrativo	32.526	121.112	34.540	170.216	32.960	237.366	39.769	333.108	39.675	348.589
Obrero Permanente	53.409	167.162	39.287	175.311	50.701	322.868	53.085	490.956	52.660	568.956
Obrero no Permanente	1.234	4.049	14.253	69.611	7.099	40.232	2.930	17.681	2.057	16.234
Contratado	21.809	77.197	18.451	95.593	13.760	131.293	20.834	232.466	30.125	233.532
Pensionado y Jubilado	45.692	140.261	49.115	216.224	75.506	335.088	80.323	501.666	81.833	643.169
TOTAL	**317.312**	**1.508.386**	**315.093**	**1.924.644**	**341.322**	**2.595.166**	**366.736**	**3.634.072**	**376.151**	**4.908.889**

Fuente: Leyes y Ordenanzas de Presupuesto de Ingresos y Gastos de los Estados y los Distritos, respectivamente.

Nota:

- Los valores monetarios para los años 2004-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

Cuadro 7.8

Relación de Ingresos de los Municipios

(Miles de Bolívares)

2004 - 2009

CONCEPTOS	2004	2005	2006	2007	2008 (1)	2009
INGRESOS ORDINARIOS	**5.789.576**	**8.459.185**	**13.807.351**	**16.747.265**	**18.889.743**	**22.260.225**
- SITUADO MUNICIPAL	1.497.636	2.530.976	4.182.636	4.867.886	5.626.998	6.205.801
- ASIGNACIONES ECONÓMICAS ESPECIALES	642.205	678.410	1.384.422	1.357.001	1.647.451	1.377.666
- FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN	456.448	775.204	1.339.015	1.392.926	1.188.991	1.466.574
- INGRESOS PROPIOS	3.193.287	4.474.595	6.901.278	9.129.452	10.426.303	13.210.184
Impuestos Indirectos	1.188.719	1.734.175	2.705.553	3.874.325	9.169.088	11.617.286
Ingresos No Tributarios	92.577	95.540	171.433	200.400	408.459	517.520
Ventas de Bienes y Servicios	10.845	5.624	12.011	37.767	14.101	17.867
Ingresos de la Propiedad	22.437	26.446	34.982	53.836	135.148	171.232
Ingresos Diversos	124.784	155.122	227.948	466.528	699.507	886.279
INGRESOS EXTRAORDINARIOS	**537.535**	**505.251**	**687.440**	**898.401**	**877.010**	**967.217**
- VENTAS DE BIENES E INMUEBLES	3.746	4.049	18.069	30.523	84.126	92.779
- OTROS INGRESOS	238.546	223.691	295.896	425.382	792.884	874.438
TOTAL INGRESOS	**6.327.111**	**8.964.436**	**14.494.791**	**17.645.666**	**19.766.753**	**23.227.442**

Fuente:

Onapre. Leyes de Presupuesto y modificaciones para los Ejercicios Fiscales 2004-2008. Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2009.
Ordenanzas de Presupuesto de Ingresos y Gastos de los municipios.

Notas:

- Los valores monetarios para los años 2004-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

(1) Incluye modificaciones al 31 de agosto de 2008.

Cuadro 7.9

Clasificación Sectorial del Gasto Acordado de los Municipios

(Miles de Bolívares)

2004 - 2009

CÓDIGO	DENOMINACIÓN	2004	2005	2006	2007	2008 (1)	2009
01	DIRECCIÓN SUPERIOR DEL MUNICIPIO	1.294.570	1.886.981	2.967.933	3.669.314	4.368.618	5.133.460
02	SEGURIDAD Y DEFENSA	173.455	260.494	383.571	458.160	571.256	671.269
03	AGRÍCOLA	19.135	27.560	26.840	48.635	29.910	35.147
04	ENERGÍA, MINAS Y PETRÓLEO	3.666	12.896	17.860	55.242	34.979	41.103
05	INDUSTRIA Y COMERCIO	13.677	13.682	26.563	27.230	60.693	71.319
06	TURISMO Y RECREACIÓN	30.641	42.887	77.048	103.848	128.398	150.878
07	TRANSPORTE Y COMUNICACIONES	144.189	211.257	379.383	509.135	428.868	503.952
08	EDUCACIÓN	149.281	190.864	267.786	307.708	330.015	387.793
09	CULTURA Y COMUNICACIÓN SOCIAL	54.381	81.440	150.212	146.012	162.146	190.534
10	CIENCIA Y TECNOLOGÍA	7.095	1.810	35.916	60.063	8.554	10.052
11	VIVIENDA, DESARROLLO URBANO Y SERVICIOS CONEXOS	2.249.469	3.256.174	5.267.289	6.171.348	6.847.534	8.046.375
12	SALUD	110.090	166.641	270.045	254.859	296.180	348.033
13	DESARROLLO SOCIAL Y PARTICIPACIÓN	255.201	422.787	679.345	900.326	1.123.470	1.320.163
14	SEGURIDAD SOCIAL	862.533	887.026	1.684.035	2.035.124	1.929.252	2.267.018
15	GASTOS NO CLASIFICADOS SECTORIALMENTE	959.728	1.501.937	2.260.965	2.898.662	3.446.880	4.050.346
	TOTAL	**6.327.111**	**8.964.436**	**14.494.791**	**17.645.666**	**19.766.753**	**23.227.442**

Fuente:

Onapre. Leyes de Presupuesto y modificaciones para los Ejercicios Fiscales 2004-2008. Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2009.
Ordenanzas de Presupuesto de Ingresos y Gastos de los municipios.

Notas:

- Los valores monetarios para los años 2004-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

(1) Incluye modificaciones al 31 de agosto de 2008.

Cuadro 7.10

Clasificación por Partidas del Gasto Acordado de los Municipios

(Miles de Bolívares)

2004 - 2009

CÓDIGO	DENOMINACIÓN	2004	2005	2006	2007	2008 (1)	2009
4.01	GASTOS DE PERSONAL	1.778.473	2.487.723	3.750.528	4.525.757	5.142.424	6.042.741
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	186.367	282.332	421.790	487.465	501.107	588.839
4.03	SERVICIOS NO PERSONALES	522.816	800.478	1.138.993	1.487.857	1.533.892	1.802.440
4.04	ACTIVOS REALES	2.130.296	3.043.096	5.053.303	5.911.324	6.283.206	7.383.246
4.05	ACTIVOS FINANCIEROS	8.379	25.517	11.404	18.032	5.610	6.591
4.07	TRANSFERENCIAS Y DONACIONES	1.475.202	1.992.621	3.644.995	4.714.205	5.764.961	6.774.269
4.08	OTROS GASTOS	2.353	6.661	37.774	8.688	12.696	14.919
4.11	DISMINUCIÓN DE PASIVOS	145.788	213.603	260.274	268.223	297.674	349.790
4.98	RECTIFICACIONES AL PRESUPUESTO	77.437	112.405	175.730	224.115	225.183	264.607
	TOTAL	**6.327.111**	**8.964.436**	**14.494.791**	**17.645.666**	**19.766.753**	**23.227.442**

Fuente

Onapre. Leyes de Presupuesto y modificaciones para los Ejercicios Fiscales 2004-2008. Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2009.
Ordenanzas de Presupuesto de Ingresos y Gastos de los municipios.

Notas:

- Los valores monetarios para los años 2004-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

(1) Incluye modificaciones al 31 de agosto de 2008.

CAPÍTULO 9

EFECTOS ECONÓMICOS DEL PRESUPUESTO

Listado de cuadros de la serie estadística (2004 - 2009)

Cuadro 9.1
Efecto Neto de la Demanda Agregada Interna de Origen Fiscal
(Miles de Bolívares)
2004 -2009

A.- AUMENTO DE LA DEMANDA AGREGADA INTERNA POR EFECTO DE LOS GASTOS FISCALES

CONCEPTO	2004	2005	2006	2007 1/	2008 2/	2009 3/
1. Remuneraciones	7.760.912	9.959.366	14.960.889	19.727.028	29.050.051	30.535.788
2. Compra de Bienes y Servicios y Otros Gastos Corrientes	2.051.397	3.572.190	5.055.261	5.259.042	8.605.568	7.070.421
3. Intereses de la Deuda Interna	3.470.731	4.251.274	2.386.102	2.206.835	2.900.209	3.512.777
4. Transferencias Corrientes	20.610.011	31.314.545	50.012.488	57.612.484	82.432.249	65.995.917
4.1 Al Sector Privado	2.322.709	3.109.146	4.050.491	5.821.699	7.942.227	7.870.048
4.2 Situado Constitucional	3.196.985	5.402.844	8.018.225	10.391.415	16.162.555	13.247.447
4.3 Entes Descentralizados	15.090.317	22.802.555	37.943.773	41.399.370	58.327.467	44.878.422
5. Formación Bruta de Capital Fijo y Financiero	1.089.164	2.303.081	3.467.830	3.877.515	4.102.885	1.607.134
6. Transferencias de Capital	11.393.129	19.256.096	26.136.908	33.531.256	48.040.207	33.245.926
6.1 Al Sector Privado	16.782	0	44.742	58.333	35.762	72.837
6.2 Situado Constitucional	3.744.090	6.327.440	9.390.396	12.169.714	18.928.478	15.514.503
6.3 Entes Descentralizados	7.632.257	12.928.655	16.701.771	21.303.209	29.075.967	17.658.586
7. DAI FISCAL AMPLIADA TOTAL (Sumatoria 1 AL 6)	46.375.344	70.656.552	102.019.479	122.214.161	175.131.169	141.967.963
8. DAI AMPLIADA/PIB de la Economía	21,8%	23,2%	25,8%	25,0%	25,3%	20,1%

Nota: Cada uno de los conceptos están ajustados con sus respectivas propensiones marginales.

B.- DISMINUCIÓN DE LA DEMANDA AGREGADA INTERNA POR EFECTO DE LOS INGRESOS FISCALES

CONCEPTO	2004	2005	2006	2007 1/	2008 2/	2009 3/
1.-Impuestos Directo a Personas	296.357	475.625	756.589	1.097.535	1.412.435	1.474.703
2.-Impuestos Directos a Empresas	3.656.244	6.182.025	9.934.506	15.056.805	19.709.320	20.408.866
3.-Impuestos Indirectos	15.401.010	27.250.718	33.790.275	39.181.757	41.461.276	51.793.212
4.-Ingresos No Tributarios	2.678.606	2.609.011	1.715.937	2.909.936	3.232.720	2.010.463
5.-Otros Ingresos de carácter extraordinario	1.555.250	0	0	2.113.821	4.966.724	0
6.-DISMINUCION TOTAL en DAI	23.587.467	36.517.378	46.197.307	60.359.854	70.782.475	75.687.245
7.- DISMINUCION TOTAL en DAI/PIB de la Economía	11,1%	12,0%	11,7%	12,3%	10,2%	10,7%

Nota: Cada uno de los conceptos están ajustados con sus respectivas propensiones marginales.

C.- EFECTO NETO DEL PRESUPUESTO FISCAL SOBRE LA DEMANDA AGREGADA INTERNA

CONCEPTO	2004	2005	2006	2007 1/	2008 2/	2009 3/
EFECTO NETO SOBRE DAI (7-6)	22.787.877	34.139.173	55.822.172	61.854.307	104.348.694	66.280.719
PORCENTAJE DEL PIB	10,7%	11,2%	14,1%	12,6%	15,1%	9,4%

Notas::

1/ Cierre Preliminar.

2/ Ley de Presupuesto, modificaciones al 31-08-2008 y estimaciones al 31/12/2008 Cifras Preliminares

3/ Proyecto de Ley de Presupuesto.

Los valores monetarios para los años 2004-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística

Cuadro 9.2
Préstamo Neto del Fisco
(Miles de Bolívares)
2004 - 2009

Conceptos	2004	2005	2006	2007 /1	2008 /2	2009 /3
1. Endeudamiento del Fisco	11.714.329	11.543.144	6.840.935	8.149.927	10.097.259	12.243.059
2. Amortización de la Deuda Fiscal	4.718.469	4.979.511	7.352.963	5.057.986	5.441.214	4.942.348
3. Endeudamiento Neto (1 - 2)	6.995.860	6.563.633	-512.029	3.091.941	4.656.046	7.300.711
4. Aporte Fiscal para Préstamos	64.983	736.666	964.075	319.485	1.367.986	50.000
5. Préstamo Neto del Fisco (3 - 4)	6.930.877	5.826.967	-1.476.104	2.772.456	3.288.059	7.250.711

Fuente: Oficina Nacional de Presupuesto (Onapre)

Notas:

1/ Cifras preliminares

2/ Ley de Presupuesto, modificaciones al 31/08/2008 y estimaciones al 31/12/2008. Cifras preliminares

3/ Proyecto de Ley de Presupuesto

Los valores monetarios para los años 2004-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

Cuadro 9.3

Expansión Primaria de la Oferta Monetaria por Efecto de la Gestión Fiscal

(Miles de Bolívares)

2004 - 2009

CONCEPTOS	2004	2005	2006	2007 /1	2008 /2	2009 /3
1.- Gasto fiscal acordado	60.505.058	86.288.237	128.261.073	143.243.259	203.298.871	167.474.174
2.- Variación de gastos fiscales a pagar	-4.108.266	-5.004.576	-7.840.769	-9.502.184	-10.878.519	5.395.718
3.- Ganancias (-) / pérdidas (+) del Banco Central de Venezuela (BCV)	-2.448.688	-5.220.421	0	0	0	0
4.- **Gasto fiscal pagado (1+2+3)**	**53.948.104**	**76.063.240**	**120.420.304**	**133.741.075**	**192.420.352**	**172.869.892**
5.- Desembolsos netos de los entes descentralizados para el desarrollo económico y social de Venezuela	1.010.504	1.498.347	1.723.363	4.272.036	16.976.002	18.074.894
6.- **Gasto fiscal efectivo pagado (4+5)**	**54.958.608**	**77.561.587**	**122.143.668**	**138.013.111**	**209.396.354**	**190.944.786**
7.- Desembolsos fiscales externos:	7.538.940	8.279.494	9.441.745	6.156.349	7.618.345	8.266.900
7.1 Servicio de la deuda fiscal externa	7.310.686	7.961.196	8.920.501	5.435.728	6.754.769	7.566.100
7.2 Otros pagos fiscales externos	228.254	318.298	521.244	720.621	863.576	700.800
8.- **Desembolsos fiscales dirigidos al público (6-7)**	**47.419.668**	**69.282.093**	**112.701.923**	**131.856.762**	**201.778.009**	**182.677.886**
9.- Ingresos internos:	36.277.992	48.024.854	62.043.856	73.053.694	84.485.399	92.704.563
9.1 Ingresos fiscales internos	35.935.937	47.550.412	60.837.677	71.861.875	81.925.470	86.259.085
9.2 Ingresos internos de los entes descentralizados para el desarrollo económico y social de Venezuela	342.055	474.442	1.206.179	1.191.820	2.559.929	6.445.479
10.- **Oferta monetaria de origen fiscal (8-9)**	**11.141.675**	**21.257.239**	**50.658.067**	**58.803.068**	**117.292.610**	**89.973.323**
11.- Variación porcentual interanual	20,2%	90,8%	138,3%	16,1%	99,5%	-23,3%
12.- Porcentaje con respecto Producto Interno Bruto (PIB)	5,2%	7,0%	12,8%	12,0%	16,9%	12,8%

Fuente: Oficina Nacional de Presupuesto (Onapre)

Notas:

/1 Cifras preliminares

2/ Ley de Presupuesto, modificaciones al 31/08/08 y estimación al 31/12/08. Cifras preliminares

3/ Proyecto de Ley de Presupuesto

Los valores monetarios para los años 2004-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística

Cuadro 9.4

Resultado Financiero de la República - Base Caja

(Miles de Bolívares)

2004 - 2009

CONCEPTOS	2004 (*)	% PIB	2005(*)	% PIB	2006 (*)	% PIB	Año 2007(*)	% PIB	Año 2008/1	% PIB	Año 2009/2	% PIB
Total Ingresos	**51.076.310**	**24,0%**	**83.731.595**	**27,5%**	**117.326.096**	**29,6%**	**141.333.361**	**28,9%**	**173.382.780**	**25,0%**	**156.162.050**	**22,1%**
Ingresos Corrientes	**51.076.274**	**24,0%**	**83.731.584**	**27,5%**	**117.326.096**	**29,6%**	**141.333.361**	**28,9%**	**173.382.780**	**25,0%**	**156.162.050**	**22,1%**
Ingresos Tributarios	26.958.694	12,7%	46.395.050	15,3%	61.882.874	15,6%	78.945.822	16,1%	89.295.331	12,9%	111.628.303	15,8%
Petroleros	3.811.643	1,8%	11.183.903	3,7%	15.220.148	3,8%	19.958.537	4,1%	17.770.467	2,6%	34.445.150	4,9%
No Petroleros	23.147.051	10,9%	35.211.146	11,6%	46.662.726	11,8%	58.987.286	12,0%	71.524.863	10,3%	77.183.153	10,9%
Ingresos No Tributarios	24.117.581	11,3%	37.336.534	12,3%	55.443.222	14,0%	62.387.539	12,7%	84.087.450	12,1%	44.533.747	6,3%
Petroleros	19.979.165	9,4%	29.523.412	9,7%	46.827.136	11,8%	51.624.513	10,5%	78.377.891	11,3%	43.462.102	6,2%
No Petroleros	4.138.416	1,9%	7.813.122	2,6%	8.616.086	2,2%	10.763.026	2,2%	5.709.559	0,8%	1.071.645	0,2%
Ingresos de Capital	**36**	**0,0%**	**11**	**0,0%**	**0**	**0,0%**	**0**	**0,0%**	**0**	**0,0%**	**0**	**0,0%**
Total Gastos y Concesión Neta de Préstamos	**55.110.352**	**25,9%**	**78.793.086**	**25,9%**	**117.255.400**	**29,6%**	**126.462.055**	**25,8%**	**185.653.712**	**26,8%**	**168.359.959**	**23,9%**
Gastos Corrientes	**41.668.349**	**19,6%**	**57.739.772**	**19,0%**	**86.491.903**	**21,8%**	**95.950.715**	**19,6%**	**138.041.056**	**19,9%**	**126.732.170**	**18,0%**
Remuneraciones	8.214.121	3,9%	10.715.177	3,5%	14.874.217	3,8%	19.196.047	3,9%	36.093.059	5,2%	35.576.883	5,0%
Compra de bienes y servicios	2.587.820	1,2%	3.159.820	1,0%	8.094.938	2,0%	4.247.166	0,9%	7.746.490	1,1%	6.119.247	0,9%
Otros gastos corrientes	518.090	0,2%	573.481	0,2%	1.255.939	0,3%	1.785.920	0,4%	1.823.249	0,3%	2.304.319	0,3%
Intereses y comisiones	7.776.067	3,7%	8.941.285	2,9%	8.157.766	2,1%	7.402.441	1,5%	8.780.868	1,3%	10.076.645	1,4%
Perdidas cuasifiscales del BCV	0	0,0%	0	0,0%	0	0,0%	0	0,0%	0	0,0%	0	0,0%
Transferencias	22.572.252	10,6%	34.350.008	11,3%	54.109.043	13,7%	63.319.143	12,9%	83.597.390	12,1%	72.655.077	10,3%
Gastos de Capital	**10.732.711**	**5,0%**	**17.594.695**	**5,8%**	**26.346.671**	**6,7%**	**28.623.968**	**5,8%**	**45.500.938**	**6,6%**	**41.020.889**	**5,8%**
Adquisición de activos de capital fijo	980.572	0,5%	1.150.070	0,4%	1.291.113	0,3%	715.875	0,1%	2.837.994	0,4%	1.446.672	0,2%
Transferencias	9.752.139	4,6%	16.444.625	5,4%	25.055.558	6,3%	27.908.094	5,7%	42.662.944	6,2%	39.574.218	5,6%
Gasto Extrapresupuestario	**1.666.136**	**0,8%**	**1.942.790**	**0,6%**	**2.522.729**	**0,6%**	**1.362.573**	**0,3%**	**525.074**	**0,1%**	**511.378**	**0,1%**
Concesión Neta de Prestamos	**1.043.155**	**0,5%**	**1.515.828**	**0,5%**	**1.894.097**	**0,5%**	**524.799**	**0,1%**	**1.586.644**	**0,2%**	**95.522**	**0,0%**
Superávit / Déficit Primario	**3.742.026**	**1,8%**	**13.879.795**	**4,6%**	**8.228.462**	**2,1%**	**22.273.747**	**4,5%**	**-3.490.064**	**-0,5%**	**-2.121.264**	**-0,3%**
Superávit / Déficit Corriente	**9.407.925**	**4,4%**	**25.991.811**	**8,5%**	**30.834.193**	**7,8%**	**45.382.646**	**9,3%**	**34.816.650**	**5,0%**	**28.918.502**	**4,1%**
Superávit / Déficit Financiero	**-4.034.041**	**-1,9%**	**4.938.509**	**1,6%**	**70.696**	**0,0%**	**14.871.306**	**3,0%**	**-12.270.932**	**-1,8%**	**-12.197.909**	**-1,7%**
FINANCIAMIENTO	**4.034.041**	**1,9%**	**-4.938.509**	**-1,6%**	**-70.696**	**0,0%**	**-14.871.306**	**-3,0%**	**-12.270.932**	**-1,8%**	**-12.197.909**	**-1,7%**
Interno	-1.548.824	-0,7%	-7.564.472	-2,5%	-5.259.674	-1,3%	-6.827.255	-1,4%	-5.290.725	-0,8%	0	0,0%
Externo	5.582.865	2,6%	2.625.963	0,9%	5.188.977	1,3%	-8.044.052	-1,6%	-6.980.207	-1,0%	-8.071.854	-1,1%
d/c FIEM	0	0,0%	0	0,0%	0	0,0%	0	0,0%	0	0,0%	-4.126.055	-0,6%

Fuentes:

Oficina de Estadísticas de las Finanzas Publicas -Ministerio del Poder Popular para Economia y Finanzas. período 2004 - 2007

Oficina Nacional de Presupuesto - Ministerio del Poder Popular para Economia y Finanzas, periodo 2008 - 2009

Notas:

Los valores monetarios para los años 2004-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística

Sólo incluye Certificados de Reintegro Tributario. (CERT) para los años 2008 - 2009

(*) Cifras sujetas a revision

1/ Enero - septiembre provisional, resto del año estimado

2/ Proyecto de Ley de Presupuesto 2009

Partida Informativa

Partida Informativa	2004 (*)	% PIB	2005(*)	% PIB	2006 (*)	% PIB	Año 2007(*)	% PIB	Año 2008/1	% PIB	Año 2009/2	% PIB
CERT Causados	1.285.308	0,6%	0	0,0%	2.175.652	0,5%	0	0,4%	1.110.202	0,2%	2.090.510	0,3%
Petroleros	1.123.481	0,5%	0	0,0%	1.898.257	0,5%	0	0,3%	968.570	0,1%	1.823.825	0,3%
No Petroleros	161.827	0,1%	0	0,0%	277.396	0,1%	0	0,0%	141.632	0,0%	266.684	0,0%
Rescate de CERT como pago de impuestos	357.501	0,2%	633.439	0,2%	2.141.913	0,5%	0	0,0%	0	0,0%	0	0,0%

ÍNDICE DE GRÁFICOS

ÍNDICE DE GRÁFICOS EXPOSICIÓN DE MOTIVOS

SIGLAS Y ACRÓNIMOS

EXPOSICIÓN DE MOTIVOS 2009

Anexo

2 SIGLAS Y/O ACRÓNIMOS

Siglas y/o acrónimos	Significado
ALBA	Alternativa Bolivariana para las Américas
Banavih	Banco Nacional de Vivienda y Hábitat
Bancoex	Banco de Comercio Exterior
Bandes	Banco de Desarrollo Económico y Social de Venezuela
Banmujer	Banco de la Mujer
BCV	Banco Central de Venezuela
BIV	Banco Industrial de Venezuela
BM	Banco Mundial
Banfoandes	Banco de Fomento Regional de los Andes
BPS	Banco del Pueblo Soberano
Bs.F.	Bolívares Fuertes
Caaez	Complejo Agroindustrial Azucarero Ezequiel Zamora S.A
Cadafe	C.A de Administración y Fomento Eléctrico
Cadivi	Comisión de Administración de Divisas
CAIF	Cuenta Ahorro Inversión Financiamiento
Cametro	Compañía Anónima Metro de Caracas
Cantv	Compañía Anónima Nacional Teléfonos de Venezuela
Cenditel	Centro Nacional de Desarrollo e Investigación en Tecnologías Libres
Cenit	Centro Nacional de Innovación Tecnológica

Siglas y/o acrónimos	Significado
CASA	Corporación de Abastecimiento y Servicios Agrícolas,S.A
Cavim	C.A. Venezolana de Industrias Militares
Cenal	Centro Nacional del Libro
Cenamec	Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia
Cenditel	Centro Nacional de Desarrollo e Investigación en Tecnologías Libres
CERT	Certificados Especiales de Reintegros Tributarios
Ciapev	Comisión Interministerial para la Atención, Prevención y Educación Vial
Cgrnmn	Comandancia General de la Reserva Nacional y Movilización Nacional
Ciara	Capacitación e Innovación para el Desarrollo Rural
Ciepe	Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial
CNAC	Centro Nacional Autónomo de Cinematografía
Cndna	Consejo Nacional de los Derechos del Niño y del Adolescente
CNTI	Centro Nacional de Tecnologías de Información
CNTQ	Centro Nacional de Tecnología Química
CNU	Consejo Nacional de Universidades
CNV	Comisión Nacional de Valores
Conac	Consejo Nacional de la Cultura
Conare	Compañía Nacional de Reforestación
Conatel	Comisión Nacional de Telecomunicaciones
Conavi	Consejo Nacional de la Vivienda
Conapi	Consejo Nacional para la Atención Integral a las Personas con Discapacidad

Siglas y/o acrónimos	Significado
CNE	Centro Nacional Electoral
CMR	Consejo Moral Republicano
Conviasa	Consorcio Venezolano de Industrias Aeronáuticas y Servicios Aéreos
Corpovargas	Corporación para la Recuperación y Desarrollo del Estado Vargas
Corpoandes	Corporación de Desarrollo de la Región de los Andes
Corpocentro	Corporación de Desarrollo de la Región Central
Corpollanos	Corporación de Desarrollo de la Región de los Llanos
Corpozulia	Corporación de Desarrollo de la Región Zuliana
COT	Código Orgánico Tributario
Covimetro	C.A Construcciones para Viviendas del Metro
Crusa	Centro Rafael Urdaneta S.A
CSB	Centro Simón Bolívar
CVA	Corporación Venezolana Agraria
CVG	Corporación Venezolana de Guayana
CVP	Corporación Venezolana del Petróleo
DAIF	Demanda Agregada Interna de Origen Fiscal
DP	Defensoría del Pueblo
Dulcosa	Desarrollos Urbanos Sociedad Anónima
DGIM	Dirección General de Inteligencia Militar
DISIP	Dirección General de los Servicios Inteligencia y Prevención
DIEX	Dirección Nacional de Identificación y Extranjería
Enelven	Energía Eléctrica de Venezuela

Siglas y/o acrónimos	Significado
Enagas	Ente Nacional del Gas
EPS	Empresas de Producción Social
Fames	Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior
FEDE	Fundación de Edificaciones y Dotaciones Educativas
Fesnojiv	Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela
Fides	Fondo Intergubernamental para la Descentralización
FEM	Fondo para la Estabilización Macroeconómica
FMI	Fondo Monetario Internacional
Fogade	Fondo de Garantía de Depósitos y Protección Bancaria
Fonacit	Fondo Nacional de Ciencia, Tecnología e Innovación Tecnológica
Foncrei	Fondo de Crédito Industrial
Fondafa	Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines
Fondemi	Fondo de Desarrollo Microfinanciero
Fonden	Fondo de Desarrollo Nacional S.A.
Fondoin	Fondo Venezolano de Reconversión Industrial y Tecnológico
Fondur	Fondo Nacional de Desarrollo Urbano
Fonep	Fondo Nacional de Edificaciones Penitenciarias
Fonpyme	Fondo de Garantía Recíproca para la Pequeña y Mediana Empresa
Fontur	Fondo Nacional de Transporte Urbano
Fudeco	Fundación para el Desarrollo de la Región Centro Occidental de Venezuela
Fundayacucho	Fundación Gran Mariscal de Ayacucho

Siglas y/o acrónimos	Significado
FUS	Fondo Único Social
Fonifor	Fondo Nacional de Investigación Forestal
Fundacredesa	Fundación Centro de Estudio sobre Crecimiento y Desarrollo de la Población Venezolana
FCN	Fundación Cinemateca Nacional
Fundambiente	Fundación de Educación Ambiental
GO	Gaceta Oficial
GN	Guardia Nacional
IAAIM	Instituto Autónomo Aeropuerto Internacional de Maiquetía
IAFE	Instituto Autónomo Ferrocarriles del Estado
INCANAL	Instituto Nacional de Canalizaciones
INCE	Instituto Nacional de Cooperación Educativa
Inavi	Instituto Nacional de la Vivienda
IND	Instituto Nacional de Deportes
INE	Instituto Nacional de Estadística
INIA	Instituto Nacional de Investigaciones Agrícolas
INN	Instituto Nacional de Nutrición
Inass	Instituto Nacional de Servicios Sociales
Ipasme	Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación
Ipsfa	Instituto de Previsión Social de las Fuerzas Armadas Nacionales
IND	Instituto Nacional de Deportes
INE	Instituto Nacional de Estadística

Siglas y/o acrónimos	Significado
ISLR	Impuesto sobre la Renta
IVA	Impuesto al Valor Agregado
Inamujer	Instituto Nacional de la Mujer
IVSS	Instituto Venezolano de los Seguros Sociales
LAEE	Ley de Asignaciones Económicas Especiales
Mercal C.A.	Mercado de Alimentos C.A.
Mppibam	Ministerio del Poder Popular para las Industrias Básicas y Minería
MPPA	Ministerio del Poder Popular para la Alimentación
Mintur	Ministerio del Poder Popular para el Turismo
MPPA	Ministerio del Poder Popular para el Ambiente
Mppat	Ministerio del Poder Popular para la Agricultura y Tierras
MPPC	Ministerio del Poder Popular para la Cultura
Mppci	Ministerio del Poder Popular para la Comunicación y la Información
Mppct	Ministerio del Poder Popular para la Ciencia y Tecnología
MPPD	Ministerio del Poder Popular para la Defensa
Mppdp	Ministerio del Poder Popular del Despacho de la Presidencia
MPPE	Ministerio del Poder Popular para la Educación
Mppec	Ministerio del Poder Popular para la Economía Comunal
Mppef	Ministerio del Poder Popular para Economía y Finanzas
Mppenpet	Ministerio del Poder Popular para la Energía y Petróleo
Mppes	Ministerio del Poder Popular para la Educación Superior
Mppilco	Ministerio del Poder Popular para las Industrias Ligeras y Comercio

Siglas y/o acrónimos	Significado
Mppinfra	Ministerio del Poder Popular para la Infraestructura
Mpppd	Ministerio del Poder Popular para la Planificación y Desarrollo
Mpppi	Ministerio del Poder Popular para los pueblos Indígenas
Mppre	Ministerio del Poder Popular para Relaciones Exteriores
Mpprij	Ministerio del Poder Popular para Relaciones Interiores y Justicia
MPPS	Ministerio del Poder Popular para la Salud
Mppti	Ministerio del Poder Popular para las Telecomunicaciones y la Informática
Mpptss	Ministerio del Poder Popular para el Trabajo y Seguridad Social
Mppvh	Ministerio del Poder Popular para la Vivienda y Hábitat
Mppps	Ministerio del Poder Popular para la Participación y Protección Social
Onapre	Oficina Nacional de Presupuesto
ONU	Organización de las Naciones Unidas
OPEP	Organización de los Países Exportadores de Petróleo
Pdvsa	Petróleos de Venezuela, S.A.
PIB	Producto Interno Bruto
POAN	Plan Operativo Anual Nacional
SASA	Servicio Autónomo de Sanidad Agropecuaria
Savir	Servicio Autónomo Programa Nacional de Vivienda Rural
Seniat	Servicio Nacional Integrado de Administración Aduanera y Tributaria
TSJ	Tribunal Supremo de Justicia
UBV	Universidad Bolivariana de Venezuela
UCV	Universidad Central de Venezuela

Siglas y/o acrónimos	Significado
UDO	Universidad de Oriente
ULA	Universidad de Los Andes
Unidades monetarias y de medidas	
b.e.p./d	Barriles equivalentes de petróleo diarios
b/d	Barriles diarios
K1	Multiplicador monetario
M/E	Moneda extranjera
M/N	Moneda nacional
M2	Liquidez monetaria
US$	Dólar estadounidense
US$/bl	Dólar por barril
Símbolos usados en cuadros	
(-)	No se obtuvo el dato
-	Cero
0	Menos de la unidad utilizada
(*)	Cifras provisionales
*	Cifras rectificadas





República Bolivariana de Venezuela
Ministerio del Poder Popular del Despacho de la Presidencia
Dirección General de la Secretaría del Consejo de Ministros

Caracas, 21 de marzo de 2009

Ciudadano
ALÍ RODRÍGUEZ ARAQUE
Ministro del Poder Popular para Economía y Finanzas
Su Despacho.-

Dando cumplimiento a lo establecido en el segundo aparte del artículo 242 de la Constitución de la República Bolivariana de Venezuela y de conformidad con lo dispuesto en los artículos 49 y 54 de la Ley Orgánica de la Administración Pública, se certifica que en el Acta de la reunión del Consejo de Ministros N°617 celebrada en fecha 21 de marzo de 2009, presidido por el ciudadano Hugo Chávez Frías, Presidente de la República Bolivariana de Venezuela, se lee lo siguiente:

MINISTERIO DEL PODER POPULAR PARA ECONOMÍA Y FINANZAS

3.- Se sometió a consideración del ciudadano Presidente de la República Bolivariana de Venezuela, en Consejo de Ministros, el **proyecto de Ley** Especial de Endeudamiento Complementaria para el Ejercicio Fiscal 2009.



Fue **APROBADO**. El punto de agenda del Ministerio del Poder Popular para Economía y Finanzas y sus respectivos anexos marcado "3", se acompañan al acta.


REPÚBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL DESPACHO DE LA PRESIDENCIA
SECRETARÍA DEL CONSEJO DE MINISTROS

CARLOS JOSÉ GRANADILLO
Director General de la Secretaría del Consejo de Ministros
Resolución N°0007 del 22/08/2006, G.O. N°38.506

CG/Lr
Anexo Documento Aprobado en Sesión

EXPOSICIÓN DE MOTIVOS del Proyecto de Ley Especial de Endeudamiento Complementaria para el Ejercicio Fiscal 2009

Buscando profundizar y dar operatividad concreta a los valores constitucionales del Estado, promoviendo su adaptación jurídica a los cambios que se han producido en su entorno nacional e internacional, y en atención a las demandas que requieren la población venezolana a objeto de cumplir con el fin último del Estado, se hace imperioso dictar nuevas normas, en aras de complementar la Ley Especial de Endeudamiento Anual para el Ejercicio Fiscal 2009.

Proyecto de Ley Especial de Endeudamiento Complementaria para el Ejercicio Fiscal 2009

Artículo 1. La presente ley tiene por objeto definir el monto de endeudamiento en bolívares que la República podrá contraer por encima del límite máximo del monto de endeudamiento en bolívares previsto en la Ley Especial de Endeudamiento Anual para el Ejercicio Fiscal 2009, de conformidad con lo dispuesto en el artículo 81 de la Ley de Reforma Parcial del Decreto con Rango, Valor y Fuerza de Ley de Reforma de la Ley Orgánica de la Administración Financiera del Sector Público.

Artículo 2. Se autoriza al Ejecutivo Nacional, a través, del Ministerio del Poder Popular para Economía y Finanzas para que, durante el ejercicio fiscal 2009, ejecute la contratación de operaciones de Crédito Público por encima del monto máximo de endeudamiento en bolívares previsto en la Ley Especial de Endeudamiento Anual para el Ejercicio Fiscal 2009 destinadas al financiamiento de proyectos, así como a gastos ordinarios, ejecutados por intermediación de órganos o entes que conforman el Sector Público, de conformidad con lo dispuesto en la Ley de Presupuesto Anual, hasta por la cantidad de VEINTIDÓS MIL MILLONES DE BOLÍVARES (Bs. 22.000.000.000,00) o su equivalente en divisas al tipo de cambio oficial, de acuerdo con las reglas de registro establecidas en el artículo 15 de la Ley Especial de Endeudamiento Anual para el Ejercicio Fiscal 2009.

Artículo 3. Se autoriza al Ejecutivo Nacional, por Órgano del Ministerio del Poder Popular para Economía y Finanzas, a que durante el Ejercicio

Fiscal 2009, ejecute el desembolso de operaciones de Crédito Público, conforme lo establecido en el artículo anterior.

Artículo 4. La presente Ley, no deroga, ni modifica la Ley Especial de Endeudamiento Anual para el Ejercicio Fiscal 2009, salvo lo referido al límite máximo de endeudamiento anual y entrará en vigencia a partir de la fecha de su publicación en la Gaceta Oficial de la República Bolivariana de Venezuela.



Oficina Nacional de Presupuesto

INGRESOS ORDINARIOS

(Miles de Bolívares Fuertes)
Anexo 4

CONCEPTO	LEY DE PRESUPUESTO 2009 60$/b	% PIB	REVISION LEY 2009 Prod Nación 3.172 MBD 40$/b	% PIB	VARIACION
Ingresos Petroleros	**77.907.252**	**11,05**	**37.827.261**	**5,26**	**-40.079.991**
ISLR	34.445.150	4,88	12.946.515	1,88	-21.498.635
Regalía	33.490.259	4,75	17.200.872	2,50	-16.289.388
Impuesto Superficial	382.700	0,05	384.850	0,06	2.150
Impuesto de Extracciòn	5.136.493	0,73	2.898.852	0,42	-2.237.640
Impuesto de Registro de Exportaciòn	152.650	0,02	96.171	0,01	-56.479
Dividendos	4.300.000	0,61	4.300.000	0,63	0
Ingresos No Petroleros	**77.237.781**	**10,95**	**84.232.224**	**12,26**	**6.994.443**
ISLR y otras actividades	23.502.182	3,33	23.502.182	3,42	0
IVA	34.918.440	4,95	41.758.271	6,08	6.839.831
Renta Aduanera	10.637.931	1,51	10.637.931	1,55	0
Gasolina y otros derivados	893.866	0,13	893.866	0,13	0
Telecomunicaciones	578.515	0,08	578.515	0,08	0
Otras Tasas	180.794	0,03	180.794	0,03	0
Otras Rentas	6.329.555	0,90	6.329.755	0,92	200
Ingresos del Hierro y otros	350.910	0,05	350.910	0,05	0
TOTAL INGRESO ORDINARIO	**155.145.033**	**22,00**	**122.059.485**	**17,76**	**-33.085.548**

PIB: 705.307.872 PIB: 687.081.114



RELACION INGRESOS-GASTOS

(Miles de Bolívares Fuertes)
Anexo 4

CONCEPTOS	LEY DE PRESUPUESTO 2009 60$/B (3663 MBD)	REVISION LEY DE PPTO 2009 40$/B (3172 MBD)
INGRESOS		
Ingresos Petroleros	77.907.252	37.827.261
Ingresos No Petroleros	77.237.780	84.232.224
d/c Ingresos adicionales por IVA 12%		6.839.831
Total Ing Ordinarios	**155.145.032**	**122.059.485**
Ingresos por Endeudamiento (Proyectos)	4.602.563	4.602.563
Ingresos por Endeudamiento (Servicio de la deuda)	7.640.496	7.640.496
Reintegros	86.082	86.082
Gestión Fiscal		22.000.000
Total Ing Extraordinarios	**12.329.141**	**34.329.141**
Total Ingresos	**167.474.173**	**156.388.626**
GASTOS		
Gasto Administrable	101.493.471	95.541.448
Gastos Legales	45.841.360	36.933.811
Servicio de la deuda	15.536.779	19.310.805
Proyectos por endeudamiento	4.602.563	4.602.563
Total Gastos	**167.474.173**	**156.388.626**



PUNTO DE CUENTA AL CIUDADANO PRESIDENTE DE LA REPÚBLICA BOLIVARIANA DE VENEZUELA

República Bolivariana de Venezuela
Ministerio del Poder Popular Para Economía y Finanzas

No. 057

Presentante:
ALI RODRIGUEZ ARAQUE
MINISTRO DEL PODER POPULAR
PARA ECONOMÍA Y FINANZAS

Fecha:

Página: 1

ASUNTO:

PROPUESTA DE REFORMA DE LA LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2009

SÍNTESIS:

Se somete a consideración del Comandante Presidente de la República Bolivariana de Venezuela, para su estudio y posterior presentación a la Asamblea Nacional, la tramitación de una propuesta de reforma de la Ley de Presupuesto para el Ejercicio Fiscal 2009, con la finalidad de compensar el impacto de la disminución de los Ingresos Fiscales petroleros como consecuencia de la caída de los precios de Crudos y Productos en el Mercado Internacional.

En este sentido, se propone elevar a la Asamblea Nacional, las siguientes modificaciones presupuestarias que permitirán ajustar la Ley de Presupuesto para el Ejercicio Fiscal 2009 con los correspondientes trámites administrativos y legales, a objeto de garantizar los recursos necesarios para continuar profundizando la Revolución Económica Socialista durante el período y frenar el impacto de la recesión económica mundial.



PUNTO DE CUENTA AL CIUDADANO PRESIDENTE DE LA REPÚBLICA BOLIVARIANA DE VENEZUELA

República Bolivariana de Venezuela
Ministerio del Poder Popular Para Economía y Finanzas

No.

Presentante:
ALI RODRIGUEZ ARAQUE
MINISTRO DEL PODER POPULAR PARA ECONOMÍA Y FINANZAS

Fecha:

CONCEPTO	VARIACION	OBJETO
PRESUPUESTO DE GASTOS	REDUCCION DE [illegible]	DISMINUIR EL DEFICIT FISCAL
PRECIO CESTA PETROLERA/VOLUMEN DE PRODUCCION	Ajuste de 40 $ y 3.172 MBD	AJUSTAR AL MERCADO INTERNACIONAL
ENDEUDAMIENTO	Incremento de 22 Millardos	FINANCIAR GESTION FISCAL
IVA	Incremento de 3 %	COMPENSAR DE LOS INGRESOS

Partiendo del presupuesto de ingresos y gastos aprobado en ley, el cual se ubico en CIENTO SESENTA Y SIETE MIL CUATROCIENTOS SETENTA Y CUATRO MILLONES CIENTO SETENTA Y TRES MIL SEISCIENTOS BOLIVARES CON 00 CTS. (BS.167.474.173.600,00), se hace necesario plantear las siguientes modificaciones, las cuales fueron previamente revisadas por la Procuraduría General de la República;

1. La Reforma parcial de la Ley Orgánica de la Administración Financiera del Sector Publico LOAFSP en su artículo 81, con la finalidad de fundamentar una rebaja en el Presupuesto de gastos de 6.7 %, así como, la necesidad de incrementar los ingresos por vía de endeudamiento en VEINTIDOS MIL MILLONES DE BOLIVARES CON 00 CTS (BS. 22.000.000.000,00).



PUNTO DE CUENTA AL CIUDADANO PRESIDENTE
DE LA REPÚBLICA BOLIVARIANA DE VENEZUELA

República Bolivariana de Venezuela
Ministerio del Poder Popular Para Economía y Finanzas

No.

Presentante:
ALI RODRIGUEZ ARAQUE
MINISTRO DEL PODER POPULAR
PARA ECONOMÍA Y FINANZAS

Fecha:

2. La reforma parcial de la Ley de Presupuesto para el Ejercicio Fiscal 2009, con el objeto de ajustar el precio base de la cesta petrolera a 40 $ / b, introducir un incremento de 3 % del IVA y ajustar el gasto por concepto de aportes legales, gasto administrable y servicio de la deuda.

3. Sancionar proyecto de Ley Especial de Endeudamiento Complementaria que permita cubrir la gestión fiscal (Gasto Administrable) del presupuesto de gastos y la cancelación del servicio de la deuda.

4. Presentación ante la Asamblea Nacional de las modificaciones a la Ley de Presupuesto, con la nueva estructura de los Ingresos y Gastos para su aplicación a partir del 1° de abril hasta el 31 de diciembre de 2009.

En este sentido se anexan los siguientes documentos:

Anexo 1.- Proyecto de Reforma Parcial de la Ley Orgánica de la Administración Financiera del Sector Publico LOAFSP.

Anexo 2.- Proyecto de Reforma Parcial de la Ley de Presupuesto para el Ejercicio Fiscal 2009.

Anexo 3.- Proyecto de Ley Especial de Endeudamiento



PUNTO DE CUENTA AL CIUDADANO PRESIDENTE DE LA REPÚBLICA BOLIVARIANA DE VENEZUELA

República Bolivariana de Venezuela
Ministerio del Poder Popular Para Economía y Finanzas

No.

Presentante:
ALI RODRIGUEZ ARAQUE
MINISTRO DEL PODER POPULAR PARA ECONOMÍA Y FINANZAS

Fecha:

Página: 4

Complementaria para el Ejercicio Fiscal 2009.

Anexo 4.- Estructura de Ingresos y Gastos modificada.

RECOMENDACIONES

Se recomienda al Comandante Presidente Hugo Chávez, la aplicación de los ajustes referidos a la Ley de Presupuesto, por la cantidad Bs **Ciento cincuenta y seis mil trescientos ochenta y ocho millones seiscientos veintiséis mil bolívares con cero céntimos (156.388.626.000),** considerando su importancia para garantizar la operatividad de la República y sus Instituciones.

COMENTARIOS DEL SEÑOR PRESIDENTE:

Vicep: Activar!! Venceremos!

DECISIÓN DEL SEÑOR PRESIDENTE:

☒ APROBADO	☐ NEGADO	☐ VISTO	☐ DIFERIDO	☐ OTRO


REPÚBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA ECONOMÍA Y FINANZAS
DESPACHO DEL MINISTRO

MINISTRO

PRESIDENTE

ONT/AA/WR/RM/jqq.-



REPUBLICA BOLIVARIANA DE VENEZUELA
DESPACHO DE LA PRESIDENCIA
SECRETARIA DEL CONSEJO DE MINISTROS

